As filed with the Securities and Exchange Commission on July 14, 2021.

Registration No. 333-257667

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Clarios International Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	3714	86-3573574
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5757 N Green Bay Avenue

Florist Tower Milwaukee, Wisconsin, 53209 (414) 214-6500

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Claudio Morfe Vice President, General Counsel and Corporate Secretary Clarios International Inc. 5757 N Green Bay Avenue Florist Tower Milwaukee, Wisconsin, 53209 (414) 214-6500

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Michael Kaplan Derek Dostal Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000	David Lopez Helena Grannis Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount Of Registration Fee(3)
Common Stock, par value $0.01 per share	$100,000,000	$10,910
Series A Mandatory Convertible Preferred Stock, par value $0.01 per share(4)(5)	$100,000,000	$10,910
Common Stock, par value $0.01 per share(6)	$	$
Total	$	$

(1)	Includes shares of common stock and shares of Mandatory Convertible Preferred Stock which the underwriters have the right to purchase to cover over-allotments.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(3)	Previously paid.
(4)

This registration statement also registers an estimated                  shares of our common stock that are issuable upon conversion of the Series A Mandatory Convertible Preferred Stock registered hereby at the initial maximum conversion rate of                  shares of common stock per share of Mandatory Convertible Preferred Stock, based on the assumed initial public offering price of $                 per share of common stock, which is the midpoint of the estimated offering price range shown on the cover of the common stock prospectus which forms a part of this registration statement. Under Rule 457(i), there is no additional filing fee payable with respect to the shares of common stock issuable upon conversion of the Mandatory Convertible Preferred Stock because no additional consideration will be received in connection with the exercise of the conversion privilege. The number of shares of our common stock issuable upon such conversion will vary based on the public offering price of the common stock registered hereby.

(5)

The number of shares of our common stock issuable upon conversion of the Series A Mandatory Convertible Preferred Stock is subject to anti-dilution adjustments upon the occurrence of certain events described herein. Pursuant to Rule 416 under the Securities Act, the number of shares of our common stock to be registered includes an indeterminable number of shares of common stock that may become issuable upon conversion of the Series A Mandatory Convertible Preferred Stock as a result of such anti-dilution adjustments.

(6)	This registration statement also registers shares of common stock that may be issued as dividends on the Series A Mandatory Convertible Preferred Stock in accordance with the terms thereof.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This registration statement contains a prospectus relating to an offering of shares of our common stock (for purposes of this Explanatory Note, the “Common Stock Prospectus”), together with separate prospectus pages relating to an offering of our Series A Mandatory Convertible Preferred Stock (for purposes of this Explanatory Note, the “Mandatory Convertible Preferred Stock Prospectus”). The complete Common Stock Prospectus follows immediately. Following the Common Stock Prospectus are the following alternative pages for the Mandatory Convertible Preferred Stock Prospectus:

•	front and back cover pages, which will replace the front and back cover pages of the Common Stock Prospectus;

•	pages for the “Summary—The Offering” section, which will replace the “Summary—The Offering” section of the Common Stock Prospectus;

•	pages for the “Description of Mandatory Convertible Preferred Stock” section, which will replace the “Mandatory Convertible Preferred Stock Offering” section of the Common Stock Prospectus;

•

pages for the “Material U.S. Federal Income Tax Considerations” section, which will replace the “Material U.S. Federal Tax Consequences for Non-U.S. Holders of Common Stock” section of the Common Stock Prospectus; and

•	pages for the “Underwriting” section, which will replace the “Underwriting” section of the Common Stock Prospectus.

The following disclosures or references contained within the Common Stock Prospectus will be replaced or removed in the Mandatory Convertible Preferred Stock Prospectus:

•

references to “Mandatory Convertible Preferred Stock Offering” will be replaced with references to “Description of Mandatory Convertible Preferred Stock” in the Mandatory Convertible Preferred Stock Prospectus;

•

references to “this offering” contained in “Summary—Redemption of Existing Senior Preferred Stock,” “Summary—Summary Historical Financial and Other Data,” “Use of Proceeds”, “Dividend Policy,” “Capitalization,” “Dilution,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Management,” “Principal Stockholders,” “Certain Relationships and Related Party Transactions,” “Description of Capital Stock” and “Shares Eligible for Future Sale” (except under the heading “—Lock-up Agreements”) will be replaced with references to “the Concurrent Offering” in the Mandatory Convertible Preferred Stock Prospectus;

•

references to “the Concurrent Offering” contained in “Summary—Summary Historical Financial and Other Data,” “Use of Proceeds,” “Certain Relationships and Related Party Transactions,” “Description of Capital Stock” and “Shares Eligible for Future Sale” will be replaced with references to “this offering” in the Mandatory Convertible Preferred Stock Prospectus;

•

references to the “concurrent issuance of                  shares of the Mandatory Convertible Preferred Stock” will be replaced with references to “issuance of up to                  shares of the Mandatory Convertible Preferred Stock in this offering” in the Mandatory Convertible Preferred Stock Prospectus;

•

references to “common stock” or “our common stock” under the first paragraph under “Summary,” “Summary—Risks Related to Our Business and Our Industry, Regulation and Our Offering,” in the first paragraph under “Risk Factors,” “Legal Matters” and “Where You Can Find More Information” will be replaced with “the Mandatory Convertible Preferred Stock” in the Mandatory Convertible Preferred Stock Prospectus;

•

the disclosure under “Summary—Concurrent Offering” will be replaced in its entirety with “Concurrently with this offering, we are offering, by means of a separate prospectus,                 shares of our common stock (and up to an additional                 shares of our common stock that the underwriters in the Concurrent Offering have the option to purchase from us to cover over-allotments). We estimate that the net proceeds to us from the sale of shares of our common stock in the Concurrent

Offering will be approximately $                 (or approximately $                 if the underwriters in the Concurrent Offering exercise their over-allotment option to purchase additional shares of our common stock in full), assuming an initial public offering price of $                 per share (which is the midpoint of the estimated offering price range shown on the cover page of the prospectus relating to the Concurrent Offering), in each case after deducting estimated expenses and underwriting discounts and commissions. The closing of this offering is conditioned upon the closing of the Concurrent Offering, but the closing of the Concurrent Offering is not conditioned upon the closing of this offering, and there can be no assurance that the Concurrent Offering will be completed on the terms described in the prospectus relating to the Concurrent Offering or at all.” in the Mandatory Convertible Preferred Stock Prospectus;

•

references to “midpoint of the estimated offering price range shown on the cover page of this prospectus” will be replaced with “midpoint of the estimated offering price range shown on the cover page of the prospectus relating to the Concurrent Offering” in the Mandatory Convertible Preferred Stock Prospectus;

•

the fifth sentence of the second paragraph under “Principal Stockholders” will be replaced in its entirety by the following text, “At our request, the underwriters of the Concurrent Offering have reserved up to shares of common stock, or % of the shares of common stock to be offered in the Concurrent Offering, for sale at the Concurrent Offering initial public offering price, through a directed share program for certain individuals associated with us. The table below does not reflect any shares of our common stock that may purchased through that directed share program;”

•

references to “assuming the number of shares offered by us, shown on the cover page of this prospectus” will be replaced with “assuming the number of shares of common stock offered by us, shown on the cover page of the prospectus relating to the Concurrent Offering” in the Mandatory Convertible Preferred Stock Prospectus; and

•

the reference to “, if completed,” and the reference to “of that offering” will be removed from the third paragraph under the “Use of Proceeds” section in the Mandatory Convertible Preferred Stock Prospectus.

All words and phrases similar to those specified above that appear throughout the Common Stock Prospectus will be revised accordingly to make appropriate references in the Mandatory Convertible Preferred Stock Prospectus.

Each of the complete Common Stock Prospectus and Mandatory Convertible Preferred Stock Prospectus will be filed with the Securities and Exchange Commission in accordance with Rule 424 under the Securities Act of 1933, as amended. The closing of the offering of common stock is not conditioned upon the closing of the offering of Series A Mandatory Convertible Preferred Stock, but the closing of the offering of Series A Mandatory Convertible Preferred Stock is conditioned upon the closing of the offering of common stock.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated                 , 2021

Preliminary Prospectus

                 Shares

Clarios International Inc.

Common Stock

$                 per share

Clarios International Inc. is offering                  shares of its common stock.

This is our initial public offering and no public market exists for our common stock. We anticipate that the initial public offering price will be between $                 and $                 per share.

We have applied to list our common stock on the New York Stock Exchange (“NYSE”) under the symbol “BTRY.”

Concurrently with this offering, we are also making a public offering (the “Concurrent Offering”) of                  shares of our                 % Series A Mandatory Convertible Preferred Stock, par value $0.01 per share (the “Mandatory Convertible Preferred Stock”). The Concurrent Offering is being made by means of a separate prospectus and not by means of this prospectus. We have granted the underwriters of that offering an option for a period of 30 days to purchase up to an additional                  shares of the Mandatory Convertible Preferred Stock, to cover overallotments. We cannot assure you that the Concurrent Offering will be completed or, if completed, on what terms it will be completed. The closing of this offering is not conditioned upon the closing of the Concurrent Offering, but the closing of the Concurrent Offering is conditioned upon the closing of this offering.

After the completion of this offering, certain entities affiliated with Brookfield Asset Management Inc. (“Brookfield”) and Caisse de dépôt et placement du Québec (collectively, the “Sponsor Group”) will continue to own a majority of the voting power of shares eligible to vote in the election of our directors, representing approximately     % of the combined voting power of our outstanding common stock assuming no exercise of the underwriters’ option to purchase additional shares of common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. See “Management—Controlled Company Exception” and “Principal Stockholders.” Following the completion of the offering, public investors will own approximately     %, representing approximately     % of the combined voting power, of our outstanding shares of common stock assuming no exercise of the underwriters’ option to purchase additional shares of common stock.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 26.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to us before expenses(1)	$	$

(1)	See “Underwriting” for a description of compensation to be paid to the underwriters.

At our request, the underwriters have reserved up to                 shares of common stock, or     % of the shares of common stock to be offered by this prospectus, for sale at the initial public offering price through a directed share program for certain individuals associated with us. See “Underwriting—Directed Share Program.”

We have granted the underwriters an option for a period of 30 days to purchase up to an additional                  shares of common stock to cover over-allotments, if any. See “Underwriting.”

The underwriters expect to deliver the shares to purchasers on or about                 , 2021.

BofA Securities	J.P. Morgan

Barclays	BMO Capital Markets	Credit Suisse

Deutsche Bank Securities	Goldman Sachs & Co. LLC

Citigroup	HSBC	RBC Capital Markets

Scotiabank	TD Securities

CIBC Capital Markets	Guggenheim Securities

Credit Agricole CIB	ING	National Bank of Canada Financial Inc.

Natixis	Santander	Siebert Williams Shank

The date of this prospectus is                 , 2021

In this prospectus, “Clarios,” the “Company,” “our company,” “we,” “us” and “our” refer to (i) Clarios International Inc., together with its consolidated subsidiaries after giving effect to the consummation of the acquisition by the Sponsor Group of the power solutions business (the “Power Solutions Business”) of Johnson Controls International PLC (“JCI”) (the “Acquisition”) on April 30, 2019 (the “Acquisition Date”) or (ii) to the Power Solutions Business prior to the Acquisition Date.

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

Market and Industry Data

This prospectus includes industry and market data that we obtained from periodic industry publications, third-party studies and surveys, as well as from filings of public companies in our industry and internal company surveys. These sources include government and industry sources. Industry publications and surveys generally

i

state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this prospectus, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein.

Trademarks and Trade Names

We own or have rights to trademarks, service marks and trade names that we use in connection with the operation of our business. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners. Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are listed without the ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our trademarks, service marks and trade names.

Basis of Presentation and Other Information

Prior to the consummation of the Acquisition, Clarios Global LP had no operations and did not have material assets. As a result of the Acquisition, a new basis of accounting was created on May 1, 2019. The audited combined financial statements as of and for the year ended September 30, 2018 and as of and for the seven month period ended April 30, 2019, which are included elsewhere in this prospectus, are those of the Power Solutions Business and are referred to herein as “Predecessor” combined financial information. The historical financial statements and data included herein after such date are those of Clarios Global LP. In connection with this offering, we are undergoing a reorganization pursuant to which Clarios Global LP will become a wholly owned indirect subsidiary of Clarios International Inc., which is a newly created holding company that will not have any material operations or assets other than the ownership, directly or indirectly, of the equity interests of Clarios Global LP. See “Unaudited Pro Forma Financial Information” for additional information.

The consolidated results of operations and cash flows of the Company beginning on May 1, 2019 and the consolidated financial position of the Company as of balance sheet dates subsequent to April 30, 2019 are referred to therein as “Successor” consolidated financial information. In this prospectus, “financial statements” refer to the Predecessor combined financial statements and the Successor consolidated financial statements for the respective periods presented. Combined financial and operating data for the year ended September 30, 2019 represents combined results of the Predecessor for the seven months ended April 30, 2019 and the Successor for the five months ended September 30, 2019. This combination does not comply with accounting principles generally accepted in the United States of America (“U.S. GAAP”) or with the rules for pro forma presentation.

The Predecessor and Successor financial information presented herein is not comparable primarily due to the fact that the Successor financial information reflects:

•

The application of acquisition accounting as of May 1, 2019, as further described in Note 2, “Acquisitions” to the audited consolidated financial statements for the year ended September 30, 2020, which requires the acquirer to reflect the fair value of the net assets acquired in a business combination as of the date of acquisition which often exceeds the net assets’ carrying value on the acquired business’s financial statements. As a result of applying acquisition accounting, the carrying value of the Successor’s net assets exceeds the carrying value of the Predecessor’s net assets on the consolidated statement of financial position. The most significant implications to the consolidated statements of income (loss) for the Successor periods due to the application of acquisition accounting are increased depreciation and amortization expense;

ii

•

Additional debt and interest expense associated with debt financing arrangements entered into in connection with the Acquisition, as further described in Note 8, “Debt and Financing Arrangements,” to the audited consolidated financial statements for the year ended September 30, 2020; and

•	Certain pass-through entities for purposes of Canadian and U.S. income taxation and, therefore, no income taxes are reflected in the Successor financial statements for those entities.

For the Predecessor periods, these financial statements included elsewhere in this prospectus were prepared on a combined carve-out basis derived from the consolidated financial statements and accounting records of JCI as if the Company had been operating as a stand-alone company. These financial statements have been prepared in accordance with U.S. GAAP. Management believes the assumptions underlying the financial statements, including the assumptions regarding allocating general corporate expenses from JCI, are reasonable and applied consistently for the periods presented. Nevertheless, the financial statements may not include all actual expenses that would have been incurred by the Company and may not reflect the combined results of operations and cash flows had it been a stand-alone company during the Predecessor periods presented. Actual costs that would have been incurred if the Company had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure. For additional information, see Note 1, “Basis of Presentation,” of the notes to the audited consolidated and combined financial statements included elsewhere in this prospectus.

iii

SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully, including the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated and combined financial statements and pro forma financial statements and the notes related to those financial statements included elsewhere in this prospectus, before investing in our common stock.

Our Company

Clarios is one of the world’s largest suppliers of energy storage solutions. We design and manufacture advanced, low-voltage battery technologies for global mobility and industrial applications, offering reliability, safety and comfort to everyday lives. Our batteries power cars, commercial vehicles, motorcycles, marine vehicles, powersports vehicles and industrial products. In our core low-voltage mobility battery markets, we are the only global manufacturer and are significantly larger than our nearest competitor by revenue. We believe we are unique in terms of our global capabilities, with the number one market position in both the Americas and Europe, Middle East and Africa (“EMEA”), and the number three market position in Asia. The majority of demand for our products comes from the aftermarket channel (“aftermarket”), driven by consumer replacements. We sell more than 140 million batteries annually that are distributed to original equipment manufacturer (“OEM”) and aftermarket customers in over 140 countries. Our scale, global footprint and vertical integration allow us to operate with a best-in-class cost structure, lead the industry in technological innovation and deliver greater value to customers and consumers. We have established one of the world’s most successful examples of a circular economy. We design, manufacture, transport, recycle and recover the materials in vehicle batteries using a closed-loop system. Our batteries are designed so that up to 99% of the materials can be responsibly recovered, recycled and repurposed directly into new batteries.

Our batteries provide reliable, essential, low-voltage power to a full range of propulsion technologies and will remain critical with the transition of the global transportation network from internal combustion engines (“ICE”) to hybrid and electric vehicles (“EV”). Our batteries support a range of functions critical to vehicle performance ranging from the more traditional roles of engine starting and ignition and supporting key-off loads, to more demanding emerging functions such as start-stop, advanced driver assistance systems (“ADAS”), over-the-air software updates and autonomous driving. Importantly, our batteries provide the fail-safe power required to support electric and autonomous vehicles (“AV”). Our advanced products are well-positioned to enable the increasing electrical load requirements seen in nearly all vehicles entering the market today, and especially the technologies of start-stop, EV and AV, which require more robust, advanced energy solutions. We believe the battery mix shift towards higher-margin advanced products represents a significant opportunity for Clarios as we deliver a compelling value proposition to our consumers by combining advanced technology solutions for mission critical systems with a lower cost solution than competing technologies.

Our product portfolio includes starting, lighting and ignition batteries (“SLI”) and advanced battery technologies (“Advanced Batteries”), which include enhanced flooded batteries (“EFB”) and absorbent glass mat batteries (“AGM”). We believe our products have differentiating factors, such as PowerFrame, which reduces lead usage and bolsters corrosion resistance, our patented EFB design and our certified non-spillable AGM battery technology. We also develop and manufacture low-voltage lithium-ion battery technologies for select markets. We distribute our products primarily through the aftermarket and OEM channels. We sell our products through a number of well-recognized global and regional brands such as VARTA®, LTH®, Heliar®, OPTIMA®, Delkor® and MAC®. Principally outside of North America we go to market with these owned brands which, based on consumer awareness studies, are consistently #1 or #2 in nearly every major market in which we participate. We also provide private label brands to our aftermarket customers including DieHard, Interstate, Duralast, Bosch and EverStart.

For the twelve months ended September 30, 2020, approximately 80% of our unit volume and an even larger share of our gross profit was generated through the replacement aftermarket channel. In the automotive market, our batteries have an average life of three to six years and the battery is replaced, on average, two to four times over a vehicle’s useful life, depending on the battery technology, application, driving habits and geography. Given aftermarket customers require not only a high-quality product but also outstanding service and support, we deliver value far beyond the supply of batteries. We have developed deep channel partnerships and have longstanding relationships with large domestic and international aftermarket customers such as Interstate, AutoZone, Bosch, Advance Auto Parts, Walmart and LKQ, serving as a critical partner in one of their largest and most important sales categories. We operate an entire logistics network for battery delivery (in some cases, direct to store) and for the return of spent batteries to be recycled, often through our owned recycling network. We benefit from our scale and technology developed with OEMs, which allow us to deliver a high level of expertise to the replacement channel, including training, technical and system expertise and category management. Our scale also allows us to fulfill store level demand in a timely fashion and at competitive cost. These differentiators are increasingly important as the complexity of monitoring and installing Advanced Batteries continues to rise. Additionally, we continue to innovate around aftermarket distribution through point of sale and digital channels, particularly in China.

The remaining roughly 20% of our unit volume is generated through the OEM channel, which is comprised of sales to major car, commercial vehicle, motorcycle, marine, powersports vehicle and industrial manufacturers globally. Our capabilities and expertise have also positioned us as the partner of choice for our OEM customers, including Ford Motor Company, General Motors Company, Volkswagen, Tesla, Inc., BYD Auto Co., Ltd, Li Auto Inc., The Daimler Motor Company Limited, BMW, PACCAR Inc., Polaris, Toyota Motor Corporation and Caterpillar Inc. Our OEM business is driven by global demand for new vehicles and equipment but serves as a key driver of our future aftermarket replacement business. Our focus is to be sourced as “first fit” with both leading traditional OEMs and emerging EV OEMs globally, which in turn bolsters our replacement business in the aftermarket channel. Our customers look to us to provide low-voltage systems integration expertise and drive technological innovation. We work closely with OEMs during development of future platform launches, designing energy storage technologies that will cost-effectively help them meet increasing environmental, safety and vehicle electrification requirements. Our leading global position in the OEM channel allows us to collaborate with a wide range of customers in bringing to market new technologies that can support and accelerate advancements in powertrain technology and autonomy. In addition, our global footprint allows us to serve OEMs with the same product in multiple regions with localized production, which simplifies their procurement processes on global vehicle platforms. No customer accounted for more than 10% of total volume for the twelve months ended September 30, 2020.

Our global scale and market position allow us to be a driving force in shaping environmental policy within our industry. We seek to be a leader in sustainability principles in both strategy and day-to-day operations by pursuing sustainable growth opportunities and investments in our business, reducing waste and ensuring the reuse of materials through a closed-loop recycling system. Our investments in sustainable operations create value for all stakeholders in our business. They are both a source of pride for our employees and a competitive advantage allowing us to deliver higher production volumes, limit commodity supply risk and price exposure, and generate higher margins, all while minimizing impacts on the environment. By collaborating closely with our customers to manage used batteries responsibly, we seek to help our customers meet their sustainability goals. As our recycling services translate directly to value to our customers, we deepen our relationships, position ourselves as a supplier of choice and establish our company as a future-focused leader. We have helped to shape environmental policy around the world, working with local regulatory bodies in regions where we operate to improve applicable regulatory standards, resulting in significant improvements over the past two decades within our industry. We continue to invest in reducing lead air emissions from, and employee lead-blood levels at, our facilities worldwide. We believe that our efforts to exceed industry-leading environmental and safety standards globally have been a key driver of our success.

Our business has a long history of organic growth. In the future, we believe we will benefit from top-line and bottom-line growth through an expanding global car parc and favorable mix shift to Advanced Batteries driven by replacement batteries for the large number of start-stop vehicles already on the road. We also expect our business to benefit from increasing power demands in electrified and autonomous vehicles, increased penetration in high-growth regions around the world, particularly in China, expansion to adjacent end markets and successful execution of significant cost-saving and margin enhancement initiatives already underway. Our strong cash flow provides the opportunity to redeploy capital and explore acquisition opportunities. The strength and resilience of our business model is exhibited in our track record of solid financial performance. For the fiscal year ended September 30, 2020, our business generated $7,602 million in revenue and sold 143 million batteries and for the fiscal year ended September 30, 2019, our business generated $8,528 million in revenue and sold 153 million batteries. As of March 31, 2021, we had approximately $10.3 billion of long-term debt outstanding, including deferred financing costs and finance leases, and $550 million of cash and cash equivalents. The following chart reflects certain operating data for the year ended September 30, 2020.

Industry Transformation

In the broader transportation industry, three major forces are contributing to a meaningful acceleration in the electrical power consumption requirements of today’s vehicles: policy and regulatory changes focused on the environment; increasing consumer demands focused on comfort, safety, and convenience; and economic considerations that govern technology choices. The increased electrical power consumption in vehicles has driven a shift toward more capable, higher-margin Advanced Batteries that can help vehicles meet regulatory standards and consumer expectations in a cost-effective way. We sit at the forefront of this industry transformation and enable these shifts with our leading Advanced Battery portfolio and best-in-class product development expertise. As the low-voltage solution provider of choice for OEMs, we inform their system architecture requirements and help define the future of our industry.

Governments and global regulatory bodies are placing an increased emphasis on environmental, material and safety practices. In light of policy changes, OEMs have continued to focus on improving fuel efficiency and reducing greenhouse gas emissions in order to meet increasingly stringent regulatory requirements in various markets. Advanced Battery technologies have been critical to enabling the industry’s response to satisfy these new requirements from powering critical systems in start-stop vehicles to ensuring reliable performance and functional safety in battery electric vehicles (“BEVs”).

Consumers are also seeking additional comfort, connectivity and safety features in their vehicles, increasing vehicle electrical loads significantly. Based on our estimates and analysis, computing and electrical requirements have grown meaningfully in the last decade. The number of electrical devices in vehicles is expected to triple from 2009 to 2025 and potential peak power requirements have increased approximately 50% over the last ten years. We expect these increasing power demands to further accelerate, particularly with the advent and advancement of partially and fully autonomous vehicles.

As electrical power consumption requirements have increased, there has consequently been significant demand for innovation in battery technology. These trends are driving the sales mix of batteries towards Advanced Battery technologies as start-stop powertrains are further developed and additional safety and autonomous features are built into all cars. As the role of autonomous functions continues to move from sensing and indication to control of the vehicle, reliable power management in the vehicle becomes increasingly critical. This technological shift places additional requirements on the low-voltage battery to ensure there is sufficient power available for safe vehicle operation, particularly in the event of a failure or loss of the primary power source. This challenge has increasingly been addressed by using multiple low-voltage batteries to provide redundancy and meet the relevant automotive functional safety standards, with increased reliance on Advanced Batteries.

The increasing electrification of vehicles has driven a rapid shift towards Advanced Batteries to support “next-generation vehicles”, those powered by something other than a traditional ICE powertrain without electrification technology. Next-generation vehicles—those with start-stop, mild hybrid, full hybrid, plug-in hybrid or fully electric technologies—now account for approximately 20% of the global car parc and will reach more than 50% by 2030, according to IHS Markit. In a BEV, batteries are categorized as either high-voltage or low-voltage. A high-voltage lithium-ion propulsion battery typically replaces the internal combustion engine and provides power to generate the torque needed for directional movement. However, all EVs, including BEVs, require a low-voltage battery to work in tandem with the high-voltage battery to provide critical functionality during all stages of use – when the vehicle is driving, when the engine or high-voltage battery is off and when an emergency occurs. While the vehicle is in motion, the battery supports peak power demands that exceed the direct current to direct current (“DC/DC”) converter’s capabilities, such as power steering and seat heaters.

While the vehicle is at rest, the low-voltage battery provides power to engage the primary high-voltage battery, both during charging and to initiate driving. The low-voltage battery also supports key-off functions such as theft-protection, entertainment and connected-vehicle technologies such as over-the-air updates. Perhaps most importantly, when a failure occurs resulting in a loss of power from the high-voltage battery or DC/DC converter, the low-voltage battery supplies power to safety-critical systems, providing a crucial layer of redundancy necessary to ensure the vehicle can be safely navigated.

OEMs face evolving pressures of both environmental regulation and consumer expectations, and they look to us as key advisors in shaping their strategies for next-generation power supply architectures. The choices around battery technology, sizing and utilization are key factors for them in finding the right balance of performance, quality and cost. We are uniquely positioned to provide that support due to our broad, global relationships with nearly all OEMs, our engagement with other key Tier 1 suppliers, our vehicle and systems evaluation capabilities and our knowledge of all applicable battery technologies. As a trusted partner to our customers, we help shape the specification and operating strategy of the battery.

Advanced Battery technologies like AGM and EFB remain the preferred next-generation low-voltage solution by OEM customers and are currently specified into all powertrain configurations, including mild-hybrids, plug-in hybrids and BEVs. We believe the cost of our Advanced Batteries is approximately a quarter of that of low-voltage lithium-ion today. In low-voltage applications, AGM batteries provide a preferable alternative to lithium-ion, as they are able to handle the key-off and peak loads in electric vehicles, are inherently safe and have a superior cost structure. Based on IHS Markit projected electric vehicle platforms and production volumes through 2025, the vast majority of new vehicles will utilize lead battery technology for their low-voltage requirements. The superior performance of our products and our industry-leading AGM capacity position us well to capture additional market share in next-generation vehicle battery demand.

Overall, we anticipate the battery market to grow in line with the expansion of the global car parc and global GDP growth. IHS Markit estimates the current global car parc to consist of approximately 1.3 billion vehicles in 2020, growing to 1.6 billion vehicles in 2030. A significant amount of the global car parc’s growth is expected to come from China, a region in which we continue to experience strong market penetration and have a runway for meaningful growth.

Source: IHS Markit

Next-generation vehicles now account for approximately 61% of all new car sales and are expected to reach approximately 86% of new car sales by 2030, according to IHS Markit. This shift in OEM volumes, and the growing Advanced Battery replacement demand as the next-generation car parc grows, is expected to more than double demand for AGM batteries by 2030. Given increasing low-voltage system needs, we expect the replacement rate of two to four times over the life of a vehicle to remain consistent going forward. Advanced

Batteries are approximately twice as profitable as an SLI battery, providing a meaningful tailwind for growth. Our installed manufacturing capacity positions us well to capitalize on meaningful growth. Our operations comprise more than 50% of installed AGM capacity globally, with leading market positions in the Americas, EMEA and Asia. Our leading position in AGM is a result of leveraging our significant scale to research and develop new technologies in a way and at a pace that our competitors find difficult to match. In comparison to flooded technologies, AGM is more difficult to manufacture due to key differentiating characteristics, such as plate compression and electrolyte saturation level. As a result, there is a wide variation in performance and quality across the global supply base. Innovations such as our proprietary continuous plate-making technology, our high-precision battery assembly process and our unique approach to filling and forming batteries have enabled a level of consistency and quality in our AGM products that significantly outperforms those of our competitors. Developing these technologies is both costly and complex. Our significant financial resources and deep bench of research professionals have helped us to become the market leader in manufacturing and developing AGM batteries globally.

The manufacture and distribution of products in our industry is a heavily regulated activity. Stringent environmental, material and safety regulations drive significant requirements for both battery manufacturers and automotive OEMs with respect to handling and manufacturing lead-based products. Industry regulators heavily scrutinize the construction of new battery manufacturing facilities. As such, we leverage our existing manufacturing footprint to maximize the efficiency of our existing plants, increasing our throughput and improving our favorable cost base. Used, spent batteries and their handling are also subject to regulation. The recovery of these batteries entails complex logistics networks and deep supply chain integration with players in the battery recycling industry, requiring scale and end-to-end solutions which are difficult to replicate. Permits to build greenfield battery recycling facilities are increasingly difficult to obtain. These facilities benefit from significant economies of scale, requiring a large capital commitment up front and significant commercial risk. Lastly, in terms of our go-to-market strategy, there are significant restrictions imposed on the shipment of flooded batteries direct-to-consumer. This regulatory restriction requires that competitors in our industry must develop their own distribution channels and commercial relationships, such as the ones we have developed with OEMs and our aftermarket customers over a long period of time.

Our Competitive Strengths

We are the global market leader in Advanced Battery technologies with unmatched scale and geographic reach

We are the largest and only global supplier of low-voltage mobility energy storage solutions. On a global basis, we are significantly larger than our second largest competitor by sales – and have meaningful operations in every geographic region and sales of our products into over 140 countries. Within our reporting segments, we have a number one market position in both the Americas and EMEA and a number three position in Asia. In both the Americas and EMEA, our sales are far greater than our nearest competitor.

We sell our products to almost every major OEM in the world and work with emerging electric vehicle companies to support their low-voltage needs. Many of our global OEM customers design common global vehicle architectures. Our global supply chain provides us an advantage through our ability to support their common battery requirements across all regions. In the aftermarket, we go to market through private label brands, most notably in North America, and through our leading global first-line brands. We provide private label brands to many aftermarket customers, including DieHard through Advance Auto Parts; Duralast through AutoZone; and Bosch® in many markets globally. Our portfolio of leading global first-line brands includes the world’s most recognized battery brands, based on aided brand awareness and consumer preference studies in regions where we operate. These include OPTIMA®, VARTA®, LTH®, Heliar®, Delkor® and MAC®. In addition, we partner with our partially owned joint venture Interstate Batteries on manufacturing and distribution throughout North America. We believe consumers trust our brands to deliver best-in-class electrical and cycling performance and look for features offered by our batteries as the safest solution to power their vehicles.

We have a replacement-driven business model with meaningful scale that is focused on the attractive and recurring mobility aftermarket

Through stable, recurring demand for our products, combined with leading manufacturing capabilities, we consistently generate strong cash flows. Our significant aftermarket exposure, approximately 80% of total unit volumes in fiscal year 2020, provides a resilient and consistently growing base to our business. On average, automotive batteries are replaced two to four times in a vehicle’s life and purchases cannot be delayed due to the critical nature of the product. The importance of our products and our high-touch level of service have positioned us as a key supplier to large aftermarket retailers in one of their most significant product categories. We also benefit in this category through a first fit advantage given our relationships with leading OEMs that positions us well for the aftermarket replacement. Additionally, our aftermarket customers rely upon our expertise and extensive OEM relationships to understand how the car parc is evolving over time and provide direction in positioning themselves for the future. The insight and knowledge we are able to share fosters stickiness and loyalty with these customers.

The scale of our business enhances our competitiveness in the attractive and higher-margin aftermarket channel. Margins in the aftermarket are significantly higher than the OEM channel on similar products and our substantial aftermarket presence insulates the exposure of our earnings to more cyclical new vehicle sales. Given the complex logistics and high service levels required by our aftermarket retail and distribution customers, we believe the size and scale of our closed-loop, vertically integrated product distribution and recycling network is unique and difficult to replicate. Further, the size and footprint of our operations in the geographies where we compete enable us to optimize the distribution of our products to minimize logistics costs associated with an inherently heavy product that is difficult to ship.

We benefit from the secular tailwinds driving a mix-shift toward higher priced Advanced Batteries with rapid growth in the aftermarket

New car sales and the evolution of the existing car parc towards next-generation vehicles are expected to accelerate OEMs’ and consumers’ need for Advanced Batteries. Our extensive capabilities, backed by our 130+ year history in battery manufacturing, enable us to deliver innovative solutions to meet these demands. Our history of innovation and commitment to advancing our product and manufacturing technology is demonstrated by our more than 1,680 patents granted and more than 520 patents currently pending. As a result, we are at the forefront of technological development and are well-positioned to capture the growing mix-shift to Advanced Batteries. Our product development strategy is based on understanding OEM application needs and partnering with them to select the optimal low-voltage battery for each application. We maintain commercial relationships with almost all major OEMs and have active dialogue with them on both commercial and technological matters. Our team has developed a robust Advanced Battery pipeline to address future levels of autonomy and electrified powertrains and is well-positioned to be the leading low-voltage battery supplier to the next-generation of vehicles. We expect these new products to enhance our share of business with OEMs and to be higher-margin contributors to our bottom line.

Increasing electrical loads are driving OEMs to specify Advanced Batteries in a growing number of new vehicle platforms. We expect Advanced Batteries to be approximately half of low-voltage batteries sold by 2035, as more vehicles with “first fit” Advanced Batteries enter the typical aftermarket replacement cycle. Based on our extensive OEM relationships we believe we are well-positioned to capture the aftermarket growth occurring as a result of the mix shift to next-generation vehicles. Our OEM relationships benefit our aftermarket position in several ways. First, Original Equipment Service (“OES”) providers generally replace batteries on a like-for-like basis with the OEM specification. Second, our engagement and depth of relationship with most of the world’s OEMs provide us a differentiated amount of insight into the future of the car parc and how low-voltage battery needs will change over time. Our aftermarket retail customers depend on us for this expertise as we work collaboratively with them to define their product roadmaps, understand the evolving landscape and the tools needed to support it, and derive win-win solutions for our businesses. With our leading existing AGM manufacturing capacity, we believe we are well-positioned to fulfill this demand as volumes naturally accrue in the aftermarket.

We anticipate this shift in product mix to significantly enhance our financial profile. Currently, Advanced Batteries are approximately twice as profitable as SLI batteries. In particular, we expect that the continued penetration of AGM products into the higher-margin aftermarket will significantly enhance our profitability. While Advanced Battery volumes comprised 20% of our total unit sales in 2020, in the aftermarket they accounted for only 9%. We expect a wave of aftermarket Advanced Battery replacements in the coming years as these new batteries already sold through the OEM channel approach their first natural replacement cycle, particularly in the Americas. This would result in a higher penetration of Advanced Battery sales in the aftermarket in the future.

We have a strong and expanding position in China and are strategically positioned for growth in the highly profitable AGM product in that market

The Chinese automotive industry is large and attractive with more than 254 million vehicles in operation, according to IHS Markit. Over the past five years, the Chinese car parc has grown from 156 million to 254 million vehicles, representing a 10.3% compound annual growth rate (“CAGR”), making it the fastest growing car parc in the world. We have a strong, competitive position with a more than 40% market share in BEVs and expect significant growth within the region given the proliferation of next-generation new vehicle sales and the relatively low age of the current car parc. These factors each contribute to growth in the aftermarket, driving favorable volume and product mix for our business. Approximately half of our sales in China are Advanced Batteries and we expect significant growth in Advanced Batteries throughout the region. Our existing AGM capacity currently comprises approximately 70% of total AGM capacity within the country. In order to keep up with the growth in the region, we have three state-of-the-art manufacturing facilities, including our latest facility that is coming online this year. We believe our installed capacity positions us to meet expected demand and to take advantage of significant growth in the world’s fastest growing car parc. We have seen our revenue increase significantly in China driven by increased sales of Advanced Batteries into both the OEM and aftermarket channels. We expect to continue this growth driven by both the expansion of the Chinese car parc and by increasing our market share in China.

Our scale and operational excellence provide us with a best-in-class cost structure

Our scale and vertical integration help us maintain a low-cost profile. Our technology leadership position drives a mix benefit for our business from higher-margin Advanced Batteries. These factors combined drive a meaningfully higher margin profile for our business relative to our competitors. We believe our cost structure benefits from superior design, scaled manufacturing plants, optimized footprint in low-cost countries, automation, plant efficiencies and purchasing synergies. The size of these advantages depends on the region and competitor, but we believe each is durable and together provide a strong base to continue to build our leadership position.

As an example of the benefits of our vertically integrated model, in fiscal year 2020, our Mexico recycling facilities were able to operate at a cost basis 70% less than the cost of our average third-party tolling contract when evaluated on a per-ton basis. Our recycling infrastructure, with facilities in Mexico, Colombia and Germany, and long-term tolling agreements with third-party recyclers, ensures a diversified supply of lead, thereby limiting our commodity exposure and supply risk. In our long-term tolling agreements, we provide independent recyclers used batteries collected through our expansive distribution network for processing and recycling. We then collect finished lead from those recyclers for a per-ton fee, providing us stable access to lead through the closed-loop recycling ecosystem.

Note: 8,000 batteries recycled per hour figure includes batteries recycled through our third-party tolling partners.

Our management team, together with external advisors and Brookfield, Caisse de dépôt et placement du Québec (“CDPQ”) and others (together, our “Sponsor”), identified over $400 million of cost-saving opportunities in connection with and from the date they acquired Clarios from Johnson Controls (the “Acquisition”). Approximately 50% of these initiatives are in the areas of manufacturing and recycling efficiencies. For example, we believe we can achieve significant cost-savings by reducing bottlenecks and increasing throughput in our plants in the United States, bringing them more in line with the performance of our plants in other countries. The remaining cost savings consist of opportunities within procurement; selling, general and administrative; and logistics, with minimal financial commitment required to achieve these cost savings initiatives. These initiatives include optimizing shipping routes and external services, consolidating spending and accelerating our transformation to a lean, regionally-focused organizational structure with increased accountability at the local level. To date, we believe we have achieved approximately $175 million of annualized cost savings since the Acquisition. We continue to pursue the remaining $225 million in incremental cost savings against our original $400 million plan, which we expect to realize over the next two to four years—and intend to continue to identify new opportunities to further improve our global operations.

Our commitment to setting high Environment, Social and Governance (“ESG”) standards is core to both our business philosophy and operations and has created competitive differentiation

Our Clarios Sustainability Blueprint is our roadmap as we build a better, safer, stronger company. The Blueprint’s five pillars guide our ESG efforts: Value, Operational Excellence, Life-Cycle Stewardship, Transparency and Advocacy. Through these efforts, we work to unlock our capabilities in battery innovation, design, materials sourcing, manufacturing, distribution, circular economy and recycling. We believe that our efforts to exceed industry-leading environmental and safety standards globally have been a key driver of our success. Through our business practices, we have demonstrated a dedication to sustainability by continued improvement in our emissions performance. Core to our operations are the closed-loop recycling program and circular supply chain. Lead is one of the world’s most recycled materials with conventional batteries being the most recycled consumer product globally (up to 99% of the materials in batteries can be recovered, recycled and reused to make new batteries). The closed-loop encompasses more than the physical process of recycling. We manage all aspects of the supply chain including the delivery and collection of batteries. The holistic management of the entire program establishes a significant competitive advantage in that it provides an overall raw material cost advantage, ensures sustainability of supply, helps insulate the business from lead price fluctuations and strengthens ties with aftermarket customers. Furthermore, we believe our commitment to safe and sustainable practices helps mitigate potential environmental risks and associated compliance costs. We endeavor to pursue key growth opportunities at the intersection of sustainability and leading technology, including enabling the global car parc’s electrification with Advanced Batteries, our involvement in expanding the recycling of lithium-ion batteries and our general pursuit of identifying solutions to improve fuel economy and reduce greenhouse gas emissions. In addition to these commercial goals, to help set global standards we founded the Responsible Battery Coalition, led the creation of the World Economic Forum’s Global Battery Alliance and have developed a unique public/private partnership with UNICEF and Pure Earth—Protecting Every Child’s Potential. These efforts are an extension of our Sustainability Blueprint and help us to continue advancing our industry’s commitment to sustainable practices.

We have a strong financial profile and track record of growth that position us for sustained earnings power

We efficiently convert our revenue into cash flows while deploying capital to support ongoing operations and future growth. We continuously invest in our operations and technology which we believe helps us maintain our industry-leading operating excellence and product leadership. Since 2010, our company has undergone a significant investment cycle to support future growth, including building additional capacity for Advanced Battery technologies globally and market growth in China. Our past investments in China, including three state-of-the-art manufacturing facilities, position us to enjoy significant growth in the world’s fastest growing car parc.

Notes:

(1)	All periods presented for Clarios fiscal year-end basis ending September 30
(2)	2019 and later periods reflect the adoption of ASC606, Revenue from Contracts with Customers
(3)	Clarios fiscal 2019 is composed of two periods – the “Predecessor” period, from October 1, 2019 to April 30, 2019 and the “Successor” period, from May 1, 2019 to September 30, 2019
(4)	2018 and earlier periods reflect historical revenues of the Power Solutions Business

We have also demonstrated resiliency through our history with steady performance and market share gains during downturns. During the Financial Crisis in 2008 and 2009, our global aftermarket volumes were stable despite sharp declines in new vehicle sales in many of the markets in which we participate. More recently in 2020, the automotive aftermarket proved resilient in the face of the coronavirus (“COVID-19”) pandemic. Following temporary lockdowns and restrictions on mobility in March and April 2020 in North America and EMEA, aftermarket volumes outperformed prior year periods given pent-up replacement demand in May, June and July.

Our Growth Strategies

Increasing demand for Advanced Battery technologies as a result of greater electrical loads, electric vehicle adoption and the rise of autonomous driving will drive significant growth

Next-generation vehicles today account for over 60% of all new car production but only 20% of the global car parc. By 2030, next-generation vehicles are expected to reach 86% penetration of new car sales and over 50% of the car parc, according to IHS Markit. We have been at the forefront of this technological shift since the beginning, and, in the case of OEMs, our AGM technology represents an integral part of such customers’ medium-term and long-term technology planning for next-generation platforms. We expect to experience a favorable mix shift in our revenue and profitability as electrification penetration accelerates with advanced technologies carrying a higher price point and approximately twice the profitability relative to a traditional SLI battery. While our current AGM technology already provides better electrical performance versus legacy technologies, including better functional safety, cycling ability and cold start technology, we intend to continue to drive innovation through our OEM and R&D partnerships on future platform development. We have several launches planned for our next-generation AGM technology in the coming years.

We have select emerging market growth opportunities underpinned by our strong positioning in China and other rapidly expanding car parcs

We have traditionally expanded globally into emerging markets in a phased and gradual approach. While each emerging market requires a unique approach, we typically begin by serving regional aftermarkets through exports of products with flagship brands like Optima and Varta. We also serve markets in conjunction with our global OEM customers, who often request our support for global vehicle platforms in additional regions. We then gradually establish distribution and retail relationships, introduce or strengthen brands, and look to embed closed loop structures. In some cases, we also elect to establish joint ventures and ultimately a fully localized footprint and commercial model. Today we see opportunities to execute this growth model in diverse and dynamic markets across Asia and Africa, as examples. We are particularly excited by the potential to leverage our current and in-development advanced battery technologies as a platform for growth.

We are well-positioned to benefit from strong growth in emerging markets through our wholly owned and joint venture operations. China is the world’s fastest growing car parc with 254 million vehicles in operation and is experiencing a significant mix shift to Advanced Batteries. We have the largest AGM installed capacity in China—a market in which local manufacturing capabilities and expertise are critical. Given the newer age of the car parc, the rapidly expanding aftermarket channel represents an accelerating growth opportunity in China as the parc ages. Our recent investments in building out capacity, distribution infrastructure and regional management in China position us well to capitalize with both OEM and aftermarket customers.

Profitable growth in any regional aftermarket demands a network of strong and solvent distributors able to provide effective coverage to a diverse range of workshops and battery retailers. This is especially critical in China given its rate of expansion, size and relative immaturity of the automotive aftermarket. Our approach to build out this network relies heavily on the experience, playbook and learnings of our business in Mexico, where we guided a fragmented collection of many undersized family businesses into a small set of professionalized operations, constantly expanding our reach within and beyond the auto segment. This approach, coupled with an aggressive digital strategy to simplify and drive supply chain efficiency, provides Clarios with a working blueprint to grow in the China aftermarket. E-commerce is a critical component of this digital strategy and our VARTA® brand is currently the #1 online brand in China.

We also see additional opportunities to grow in other emerging markets, including through our wholly owned significant operations in Korea and in Latin America. Today, our products reach customers in over 140 countries. Our products are used in rapidly expanding emerging car parcs globally, including those across all of Asia, the Middle East, Africa, Central and South America and Eastern Europe.

We have a long history of expanding our market share globally through joint ventures and distribution partnerships. As one such example, we are particularly excited about the long-term growth fundamentals of India. India’s car parc today is expected to grow at a CAGR of 5% through 2030 according to IHS Markit. We have operated in India for nearly 25 years through our interest in publicly traded Amara Raja Batteries Limited (“ARBL”). As of March 31, 2021, our 24% interest in ARBL had a market value of approximately $478 million. We sold a 10% stake in May 2021 and currently hold a 14% interest in ARBL’s public shares. This remaining investment will be reclassified prospectively as an investment in marketable common stock within current assets on our balance sheet.

Given the attractive opportunity we see in-country, we will continue to approach the India market with an import to localized manufacturing strategy anchored to the timing of the advanced battery mix shift opportunity. Our business plan may contemplate expansions of advanced battery imports from other of our manufacturing regions, acquisitions and additional investment as the mix shift toward advanced batteries evolves. We believe our long operating history in India uniquely positions us to benefit from rapid long-term growth in the market.

We will continue to expand our business in developed markets through further engagement with both new and existing OEM and aftermarket customers

We continue to strengthen our relationships with our strong core base of over 3,200 aftermarket and OEM customers. We see substantial ability for further market penetration as we expand share across our existing customer base. We have consistently grown share in the developed aftermarket as demand increasingly shifts towards higher quality and more advanced batteries. We expect our leading cost structure, scale, capitalization and production to meet these quality standards and rising environmental standards to drive consolidation over time. In addition, we are well-positioned to serve the growing number of new entrants in our core sectors, including new electric vehicle OEMs and aftermarket customers. In 2020, ten new light vehicle and commercial vehicle OEMs entered the public equity markets in the U.S. alone, with an additional entrant in EMEA. Despite low current volumes, we have focused on growing relationships with the majority of these players. By embedding early with these auto market participants as the low-voltage battery solution provider of choice, we face an opportunity to grow in tandem with these emerging manufacturers as they scale. The new entrants are collectively expected to grow revenue at a CAGR of 111% from 2021 to 2024 according to broker consensus and industry estimates. We also see growing opportunities in emerging aftermarket service business models that act as service hubs for emerging OEMs and the expanding mobility platform sector. By growing capabilities through partnerships and the emerging online-to-offline e-commerce model, we have achieved outsized growth in China and aim to leverage these strategies to further our leadership in developed markets. In EMEA, we have the opportunity to grow through introducing battery software as a diagnostic and point of sale marketing influence tools as well as other digital strategies. We expect to capitalize on these and other secular changes in the aftermarket as next-generation vehicles become a larger portion of the aftermarket.

We have the opportunity to extend our offerings to adjacent markets

As the largest supplier of low-voltage energy product storage solutions for the global mobility industry, we have consistently delivered innovation within our core offering. We have developed our technologies through in-house R&D capabilities, strategic partnerships and acquisitions of innovative concepts, which we are able to commercialize and scale quickly across our global manufacturing footprint. This experience has provided us with a perspective on the interplay of advanced technology and the economic considerations that drive their adoption. We believe our unique position allows us to leverage our capabilities and technology to extend into other applications and adjacencies, beyond traditional mobility. Just as increasing electrical loads impact core mobility markets, they are expected to impact off-highway equipment markets that also face a secular shift towards autonomy and electrification. Beyond vehicles, we also see growth opportunities across the telecommunications, uninterruptable power and various energy storage sub sectors, among others. We already serve a collection of diversified applications, including marine, military and powersports, among others. Our product offerings in these markets serve both mobile and stationary applications, and we have begun to evaluate technology and products in a range of new stationary applications, such as providing safe, high-power technology for data centers and electric vehicle charging. We believe the market for these products is expected to grow to $6.1 billion by 2025. Many of these markets are either going through technology disruption or are in early stages of development, allowing us to leverage our scale and know-how. We also see the potential to utilize our existing capabilities in low-voltage system integration, in addition to our manufacturing and recycling footprint, to provide cost-effective solutions.

We are continuously identifying inorganic growth opportunities to expand our core business and leverage our technology and capabilities into new markets

Monitoring strategic assets within our core markets for opportunistic acquisitions and inorganic growth has become a higher priority under our new ownership. Our scale and technology capabilities provide unmatched synergy potential with acquisition targets and allows us to differentiate from other potential buyers. We have leading market positions in nearly every market globally, though emerging markets are more fragmented today than developed markets. Consistent with our organic growth strategy, we may also pursue acquisitions in emerging markets across Asia, the Middle East, Africa and Latin America. Our footprint today is partially a product of inorganic growth and this remains a core part of our strategy going forward.

Beyond our core markets, we see the potential to leverage our existing recycling network and knowhow into electric vehicle high-voltage lithium-ion battery recycling. We are working with the U.S. Department of Energy (“DOE”) and industry partners to leverage our closed-loop and logistics expertise and develop and apply innovative technologies to lithium-ion recycling in connection with low-voltage and high-voltage lithium-ion batteries. Through this work, Clarios was selected as a winner of the U.S. Department of Energy Office of Energy Efficiency and Renewable Energy’s Lithium-Ion Battery Recycling Prize competition. We see a future where we will recycle additional types of batteries for our customers, OEMs and aftermarket retailers. Despite the significant market opportunity, very few lithium-ion automotive batteries are currently available to be recycled and this initiative will take time to grow to scale as the market develops. However, we are planning for the long-term to ensure all batteries regardless of chemistry are responsibly recycled as well as working with local governments in their goal to secure domestic supply chains of critical minerals for the future.

In addition, we are beginning to explore strategies to leverage our expertise across battery management systems and may pursue partnerships, joint ventures or acquisitions to supplement our growth strategy. We have a history of acquiring, integrating and growing businesses as part of our broader organization and a track record of enhancing our scale and growth through joint ventures, including both equity investments and consolidated entities.

Risk Factors Summary

Before you invest in our stock, you should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk Factors.” Some of the more significant challenges and risks relating to an investment in our common stock include those associated with the following:

•	the impact of COVID-19 and its collateral consequences, including production slowdowns, extended disruption of economic activity in our business and lower economic expectations;

•	automotive vehicle production levels, mix and schedules;

•	the technological evolution of the battery and automotive industries;

•	competitiveness of the automotive battery market;

•	commodity prices;

•	our ability to respond to rapid technological changes;

•	our ability to timely develop competitive new products and product enhancements in a changing environment and the acceptance of such products and product enhancements by customers;

•

the potential impact of financial, economic, political and other risks related to conducting business internationally, including disruption of markets, changes in import and export laws, environmental, health and safety laws and regulations, currency restrictions and currency exchange rate fluctuations;

•

risks associated with operating in regulated industries, including our ability to comply with, and liabilities related to, applicable laws, including environmental, health and safety laws and regulations and competition laws, as well as our ability to successfully adapt to any changes in such laws and regulations;

•	the availability and market prices of raw materials and component products;

•	legislation restricting the use of certain hazardous substances in our products;

•	our reliance on third parties for important products and services;

•	the risks associated with our acquisition strategy and integrating acquisitions;

•	the risks associated with future acquisitions and new investments;

•	the extent to which we are able to efficiently utilize our global manufacturing facilities and optimize our capacity; and

•	our ability to service our substantial indebtedness.

Before you invest in our common stock, you should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk Factors.”

Recent Developments

Set forth below are preliminary estimates of selected unaudited financial and other information for the nine months ended June 30, 2021 and actual unaudited financial results for the nine months ended June 30, 2020. Our unaudited interim consolidated financial statements for the nine months ended June 30, 2021 are not yet available. The following information reflects our preliminary estimates based on currently available information and is subject to change.

Nine months ended June 30,
	2021	2020
(in millions)
Net sales	$	$
Loss before income taxes	$	$
Total Adjusted EBITDA	$	$

•

For the nine months ended June 30, 2021, we expect to report net sales of $             , representing growth in the amount of              % over the nine months ended June 30, 2020. Net sales growth was driven primarily by            .

•

For the nine months ended June 30, 2021, we expect to report a loss before income taxes of $             , as compared to loss before income taxes of $             for the nine months ended June 30, 2020. This expected loss before income taxes is primarily due to            .

•

For the nine months ended June 30, 2021, we expect to report Total Adjusted EBITDA of $             , representing an increase of $              as compared to the nine months ended June 30, 2020. Total Adjusted EBITDA is a non-U.S. GAAP financial measure. See below for a reconciliation of expected loss before income taxes to Total Adjusted EBITDA for the nine months ended June 30, 2021 and the actual results for the nine months ended June 30, 2020. For further information about the limitations of the use of Total Adjusted EBITDA, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity—Total Adjusted EBITDA and Indenture EBITDA.”

The following table reconciles expected loss before income taxes to Total Adjusted EBITDA for the nine months ended June 30, 2021, and reconciles actual loss before income taxes to Total Adjusted EBITDA for the nine months ended June 30, 2020:

	Nine months ended June 30,
	2021	2020
	(in millions)
Loss before income taxes	$	$
Net financing charges
Restructuring and impairment costs
Intangible asset amortization
Depreciation
Deal and stand up costs (1)
Impacts of purchase accounting (2)
Core valuation change (3)
Factoring fees (4)
Other items (5)

Total Adjusted EBITDA	$	$

(1)	Expenses related to the Acquisition and costs to establish standalone business functions.
(2)	The amortization of the step-up in value of our equity method investments resulted in a reduction in equity income.
(3)	Represents the non-cash change in value of battery cores primarily due to the change in the value of lead.
(4)

Includes costs associated with ongoing receivable factoring programs. To mitigate long collection terms for accounts receivable from certain aftermarket customers, the Company actively engages in receivable factoring programs, through which accounts receivable are sold to third-party intermediaries in exchange for a fee based on LIBOR plus a spread.

(5)	Consists of other items including: .

The data presented above reflects our preliminary estimates for the nine months ended June 30, 2021 based solely upon information available to us as of the date of this prospectus and is not a comprehensive statement of our financial or other results for the nine months ended June 30, 2021. This data has been prepared by, and is the responsibility of, our management. We currently expect that our final results will be consistent with the estimates set forth above, but such estimates are preliminary and our final results could differ from these estimates due to the completion of our financial closing procedures, final adjustments and other developments that may arise between now and the time such unaudited interim consolidated financial statements for the nine months ended June 30, 2021 are issued. For example, during the course of the preparation of the respective financial statements and related notes, additional items that would require adjustments to be made to the preliminary estimated financial information presented above may be identified. There can be no assurance that these estimates will be realized, and estimates are subject to risks and uncertainties, many of which are not within our control. See “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information regarding these risks and uncertainties, including other factors that could cause our preliminary estimates to differ from the actual financial results that we will report for the nine months ended June 30, 2021.

In May 2021, the Company made $50 million in voluntary principal payments on the USD Term Loan. In June 2021, the Company redeemed $100 million principal amount of the 2026 USD Secured Notes and

$50 million principal amount of the 2025 Secured Notes at a redemption price of 103 plus accrued interest. In June 2021, the Company also made $180 million in voluntary principal payments on the USD Term Loan.

Our Corporate Structure

The following diagram depicts our organizational structure immediately following the consummation of the Transactions (as defined herein) and this offering, based on an assumed initial public offering price of $             per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) and assuming the underwriters do not exercise their over-allotment option. This chart is provided for illustrative purposes only and does not purport to represent all legal entities within our organizational structure.

Corporate Information

We were incorporated in Delaware on April 14, 2021. Our principal executive offices are located at 5757 N Green Bay Avenue, Florist Tower, Milwaukee, Wisconsin, 53209 and our telephone number is (414) 214-6500. Our website is https://www.clarios.com. Our website and the information contained therein or connected thereto is not incorporated into this prospectus or the registration statement of which it forms a part.

Concurrent Mandatory Convertible Preferred Stock Offering

Concurrently with this offering, we are offering, by means of a separate prospectus,              shares of the Mandatory Convertible Preferred Stock (and up to an additional              shares of the Mandatory Convertible Preferred Stock that the underwriters in the concurrent offering have the option to purchase from us, exercisable within 30 days from the date of the prospectus for the concurrent offering, to cover over-allotments). We estimate that the net proceeds to us from the sale of shares of the Mandatory Convertible Preferred Stock in the concurrent offering, if completed, will be approximately $             (or approximately $             if the underwriters in the concurrent offering exercise their over-allotment option to purchase additional shares of the Mandatory Convertible Preferred Stock in full), in each case after deducting estimated expenses and underwriting discounts and commissions. At any time prior to the mandatory conversion date, holders of Mandatory Convertible Preferred Stock may elect to convert each share of the Mandatory Convertible Preferred Stock into shares of our common stock at the minimum conversion rate of shares of our common stock per share of the Mandatory Convertible Preferred Stock, subject to anti-dilution adjustments. In addition, unless converted earlier, each share of the Mandatory Convertible Preferred Stock will automatically and mandatorily convert on the mandatory conversion date into between              and              shares of our common stock, subject to certain anti-dilution and other adjustments. Any of these issuances may dilute your ownership interest in us. The closing of this offering is not conditioned upon the closing of the concurrent offering, but the closing of the concurrent offering is conditioned upon the closing of this offering, and there can be no assurance that the concurrent offering will be completed on the terms described herein or at all. For additional information, see “Mandatory Convertible Preferred Stock Offering.”

THE OFFERING

This summary highlights information presented in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our common shares. You should carefully read this entire prospectus before investing in our common shares including “Risk Factors” and our consolidated and combined financial statements.

Common stock offered	shares (or shares if the underwriters exercise their option to purchase additional shares of common stock in full).

Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares of common stock in full).

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $ per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses.

Each $1.00 increase (decrease) in the public offering price per share would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions, by $ million (assuming no exercise of the underwriters’ over-allotment option).

We estimate that the net proceeds to us from the Concurrent Offering, if completed, will be approximately $ million, or approximately $ million if the underwriters of that offering exercise their over-allotment option to purchase additional shares of the Mandatory Convertible Preferred Stock in full, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

We intend to use the net proceeds to us from this offering and the Concurrent Offering, if it is completed, to (i) redeem approximately $ of the 2026 USD Secured Notes (as defined herein), (ii) redeem approximately $ of the 2025 Secured Notes (as defined herein), (iii) redeem approximately $ million of the Unsecured Notes (as defined herein) and (iv) repay approximately $ of outstanding indebtedness under the USD Term Loan (as defined herein). See “Use of Proceeds.”

Directed share program

At our request, the underwriters have reserved up to                 shares of common stock, or     % of the shares of common stock to be offered by this prospectus, for sale at the initial public offering price through a directed share program for certain individuals associated with us. We will offer these shares to the extent permitted under applicable regulations. The number of shares of common stock available for sale to the general public in this offering will be reduced to the extent that such persons purchase such reserved shares. Any reserved shares not purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock. See “Underwriting—Directed Share Program.”

Controlled company	Upon the closing of this offering, entities affiliated with the Sponsor Group will continue to beneficially own more than 50% of the voting power for the election of members of our board of directors and we will be a “controlled company” under NYSE rules. As a controlled company, we qualify for, and intend to rely on, exemptions from certain corporate governance requirements of the NYSE. See “Management—Controlled Company Exception.” Following the completion of this offering, our insiders and affiliates will own approximately % and our public investors will own approximately % of our outstanding shares of common stock assuming no exercise of the underwriters’ option to purchase additional shares of common stock.

Listing	We have applied to list our common stock on the NYSE under the trading symbol “BTRY.”

Concurrent Mandatory Convertible Preferred Stock Offering:	Concurrently with this offering, we are offering, by means of a separate prospectus, shares of the Mandatory Convertible Preferred Stock, and we have granted the underwriters of that offering a 30-day option to purchase up to an additional shares of the Mandatory Convertible Preferred Stock, to cover over-allotments.

We cannot assure you that the Concurrent Offering will be completed or, if completed, on what terms it will be completed. The closing of this offering is not conditioned upon the closing of the Concurrent Offering, but the closing of the Concurrent Offering is conditioned upon the closing of this offering. See the section of this prospectus entitled “Mandatory Convertible Preferred Stock Offering” for a summary of the terms of the Mandatory Convertible Preferred Stock and a further description of the Concurrent Offering.

The number of shares of common stock that will be outstanding after this offering is based on                  shares common stock outstanding as of                 , 2021, and excludes:

•

             shares of common stock reserved for issuance under our 2021 Long-Term Incentive Plan, as more fully described in “Executive Compensation—Narrative Description to the Summary Compensation Table and Grants of Plan-Based Awards Table—2021 Long-Term Incentive Plan,” and the cash-settled restricted stock units we expect to grant under this plan in connection with this offering to certain non-employee directors, with a value at grant of $145,000 (or $312,500 for the chair of our board of directors) based on the initial public offering price per share of common stock, as more fully described in “Executive Compensation—Compensation of our Directors;” and

•	shares of our common stock (or shares if the underwriters in the Concurrent Offering exercise their over-allotment option in full) issuable upon conversion of the Mandatory Convertible

Preferred Stock being offered in the Concurrent Offering, in each case assuming mandatory conversion based on an applicable market value of our common stock equal to the assumed initial public offering price of $             per share of common stock, which is the midpoint of the estimated offering price range shown on the cover page of this prospectus, subject to anti-dilution, make-whole and other adjustments or any shares of our common stock that may be issued in payment of a dividend, fundamental change dividend make-whole amount or accumulated dividend amount.

In addition, unless we specifically state otherwise, the information in this prospectus assumes:

•

the filing of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering;

•	no exercise of the underwriters’ option to purchase up to an additional shares of common stock in this offering;

•

the completion of the concurrent offering of              shares of the Mandatory Convertible Preferred Stock and assuming no exercise by the underwriters of that offering of their over-allotment option to purchase additional shares of Mandatory Convertible Preferred Stock; and

•	an assumed initial public offering price of $ per share of common stock (which is the midpoint of the estimated offering price range shown on the cover page of this prospectus).

SUMMARY HISTORICAL CONSOLIDATED AND COMBINED AND

UNAUDITED PRO FORMA FINANCIAL AND OTHER DATA

The following summary consolidated and combined and unaudited pro forma financial data of Clarios should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated and combined financial statements and pro forma financial statements and the notes related to those financial statements included elsewhere in this prospectus. The summary historical financial and operating data presented below for the year ended September 30, 2018 and the seven month period ended April 30, 2019 (Predecessor) represent the Power Solutions Business as it was historically managed and operated by JCI. The historical combined financial and operating data may not be indicative of the consolidated financial position, results of operations and cash flows of the Company in the future or if it had operated independently of JCI. The summary historical financial and operating data presented below for the six months ended March 31, 2021 and 2020, the year ended September 30, 2020 and the five month period ended September 30, 2019 (Successor) represent the Company after the Acquisition.

We derived the combined statement of income data and statement of cash flow data of the Predecessor for the year ended September 30, 2018 and the seven month period ended April 30, 2019 from the audited combined carve-out financial statements of the Company included elsewhere in this prospectus. We derived the consolidated statement of income data and statement of cash flow data of the Successor for the year ended September 30, 2020 and the five month period ended September 30, 2019 from the audited consolidated financial statements of the Company included elsewhere in this prospectus. We derived the consolidated statements of income data and statement of cash flows data for the six months ended March 31, 2021 and 2020, and the statement of financial position data as of March 31, 2021, from the unaudited consolidated financial statements of the Company included elsewhere in this prospectus. Although the seven month period ended April 30, 2019 relates to the Predecessor and the five month period ended September 30, 2019 relates to the Successor, to assist with period-to-period comparison we have combined these periods as a sum of the amounts without any other adjustments and refer to the combined period as the combined year ended September 30, 2019. This combination does not comply with U.S. GAAP or with the rules for pro forma presentation.

The summary unaudited pro forma consolidated financial information presented below has been derived from our unaudited pro forma consolidated financial statements included elsewhere in this prospectus. The summary unaudited pro forma consolidated statement of income (loss) data for the year ended September 30, 2020 have been prepared to give pro forma effect to (i) the Transactions (as defined herein) and (ii) this offering and the receipt and use of the net proceeds therefrom, as if each of the foregoing transactions had been completed as of October 1, 2019. The summary unaudited pro forma condensed consolidated financial data is presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the Transactions been consummated on the date indicated and do not purport to be indicative of statements of financial position or results of operations as of any future date or for any future period.

The following information should be read together with the information under the headings “Unaudited Pro Forma Financial Information,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated and combined financial statements of the Company and related notes included elsewhere in this prospectus.

	Pro Forma		Historical
	Six Months Ended March 31, 2021	Year Ended September 30, 2020	Six Months Ended March 31, 2021	Six Months Ended March 31, 2020	Year Ended September 30, 2020	Year Ended September 30, 2019	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2018
	(in millions)
	Successor	Successor	Successor	Successor	Successor	Combined	Successor	Predecessor	Predecessor
Statement of Income Data:
Net sales	$4,499	$7,602	$4,499	$3,915	$7,602	$8,528	$3,535	$4,993	$8,000
Cost of sales	3,581	6,405	3,581	3,247	6,405	7,273	3,214	4,059	6,293

Gross Profit	918	1,197	918	668	1,197	1,255	321	934	1,707

Operating expenses:
Selling, general and administrative expenses	(455)	(936)	(455)	(462)	(936)	(818)	(459)	(359)	(474)
Equity income	45	48	45	28	48	47	17	30	58
Restructuring and impairment costs	(253)	(11)	(253)	—	(11)	—	—	—	(11)
Net financing charges	(297)	(587)	(366)	(339)	(717)	(297)	(274)	(23)	(40)

Income (loss) before income taxes	(42)	(289)	(111)	(105)	(419)	187	(395)	582	1,240
Income tax provision (benefit)	28	(93)	137	(19)	(17)	147	(31)	178	601

Net Income (loss)	(70)	(196)	(248)	(86)	(402)	40	(364)	404	639

Income (loss) attributable to noncontrolling interests	1	(3)	(1)	(1)	(3)	15	(8)	23	47

Net income (loss) attributable to the Company	(71)	(193)	(249)	(85)	(399)	25	(356)	381	592

Other comprehensive income (loss), net of tax:
Foreign currency translation			93	(146)	(176)	(149)	(61)	(88)	(154)
Realized and unrealized gains (losses) on derivatives			60	(74)	(71)	(48)	(52)	4	(21)
Realized and unrealized losses on marketable securities			—	—	—	—	—	—	(4)

	Pro Forma		Historical
	Six Months Ended March 31, 2021	Year Ended September 30, 2020	Six Months Ended March 31, 2021	Six Months Ended March 31, 2020	Year Ended September 30, 2020	Year Ended September 30, 2019	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2018
	(in millions)
	Successor	Successor	Successor	Successor	Successor	Combined	Successor	Predecessor	Predecessor
Other comprehensive income (loss), net of tax			153	(220)	(247)	(197)	(113)	(84)	(179)

Total comprehensive income (loss)			(95)	(306)	(649)	(157)	(477)	320	460
Comprehensive income (loss) attributable to noncontrolling interests			1	3	1	—	(20)	20	38

Comprehensive income (loss) attributable to the Company			$(96)	$(309)	$(650)	$(157)	$(457)	$300	$422

	Historical
	Six Months Ended March 31, 2021	Six Months Ended March 31, 2020	Year Ended September 30, 2020	Year Ended September 30, 2019	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2018
	(in millions)
	Successor	Successor	Successor	Combined	Successor	Predecessor	Predecessor
Selected Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$321	$50	$617	$727	$510	$217	$745
Investing activities	(161)	(166)	(202)	(13,084)	(12,915)	(169)	(359)
Financing activities	(296)	111	(74)	12,742	12,792	(50)	(389)

	As of March 31, 2021
	Actual	Pro Forma
	(in millions)
Selected Statement of Financial Position Data:
Cash and cash equivalents	$550	$550
Total assets	15,250	15,506
Total liabilities	13,519	12,502
Total equity	1,731	3,004

(1)	The pro forma consolidated statement of financial position data gives effect to the Transactions, as if they occurred on March 31, 2021.

Other Financial Data

Other Financial Data

	Six Months Ended March 31, 2021	Six Months Ended March 31, 2020	Year Ended September 30, 2020	Year Ended September 30, 2019	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2018
	(in millions)
	Successor	Successor	Successor	Combined	Successor	Predecessor	Predecessor
Adjusted EBITDA:
Americas	$556	$505	$924	$1,013	$432	$581	$1,059
EMEA	279	173	324	408	163	245	469
Asia	104	57	112	123	38	85	142
Corporate expenses	(62)	(47)	(100)	(89)	(39)	(50)	(85)

Total Adjusted EBITDA(1)	$877	$688	$1,260	$1,455	$594	$861	$1,585

(1)

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity—Total Adjusted EBITDA and Indenture EBITDA” for a reconciliation of Total Adjusted EBITDA to net income (loss) for the periods presented.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks and all of the other information set forth in this prospectus before deciding to invest in shares of our common stock. If any of the following risks actually occurs, our business, financial condition or results of operations would likely suffer. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment. The risks discussed below are not the only risks we face. Additional risks or uncertainties not currently known to us, or that we currently deem immaterial may also have a material adverse effect on our business, financial condition, prospects, results of operations or cash flows.

Risks Relating to Our Business and Industry

Our business has been and continues to be negatively impacted by the COVID-19 pandemic.

In December 2019 a novel strain of coronavirus SARS-CoV-2, causing a disease referred to as COVID-19, was reported in Wuhan, China. The coronavirus has since spread to, and infections have been found in, the vast majority of countries around the world, including the United States and throughout EMEA. In March 2020, the World Health Organization recognized the COVID-19 outbreak as a pandemic based on the global spread of the disease, the severity of illnesses it causes and its effects on society. In response to the COVID-19 outbreak, the governments of many countries, states and cities have taken preventative or protective actions, such as imposing restrictions on travel and business operations, and advising or requiring individuals to limit or forego their time outside of their homes. The continuing surges of COVID-19 cases, along with new strains and variants being discovered and challenges associated with the roll out and availability of vaccines have resulted in the reimposition of certain restrictions in certain states and countries and may lead to other restrictions being implemented in response to efforts to reduce the spread of COVID-19. Accordingly, the COVID-19 outbreak has severely restricted the level of economic activity in many countries, continues to adversely impact global economic activity and has contributed to significant volatility in financial markets.

The Company’s operating performance is subject to global economic and market conditions, including their impacts on the aftermarket retail channel and global automotive industry. During the six months ended March 31, 2021, the COVID-19 outbreak impacted the Company’s operational and financial performance, primarily due to higher transportation rates and operational inefficiencies as we adjusted production levels to align with changing market demand and implemented enhanced safety measures to protect the health of our employees. During the year ended September 30, 2020, the COVID-19 outbreak impacted the Company’s operational and financial performance, primarily due to lower sales volumes to our OEM customers, many of whom have experienced temporary shut-downs, and to a lesser extent our aftermarket customers due to temporary store closures and a reduction in purchases due to stay at home orders. We also experienced operational inefficiencies as we adjusted production levels to align with changing market demand and, in response to regulatory requirements, implemented enhanced safety measures to protect the health of our employees. Further, we experienced, and may continue to experience, disruptions or delays in supply chain and elevated transportation costs in order to maintain the supply of materials and delivery of our products.

Because of the impacts COVID-19 had on the Company’s operations during the six months ended March 31, 2021 and the year ended September 30, 2020, the Company assessed certain accounting matters that require consideration of forecasted financial information using the information reasonably available to the Company, which does not include the unknown future impacts of COVID-19. Such accounting matters include, but are not limited to, its allowance for doubtful accounts, the carrying value of the Company’s goodwill, intangible assets and other long-lived assets and valuation allowances on deferred tax assets. As a result of these assessments, there were no impairments or material increases in allowance for doubtful accounts or valuation allowances that impacted the Company’s consolidated financial statements. Although the Company’s operations have resumed, there is no guarantee that COVID-19 will not require additional assessments in the future and these assessments will not result in material impacts to the consolidated financial statements in future reporting periods. Events and changes in circumstances arising after the date hereof, including those resulting from the impacts of COVID-19, could affect future periods and management’s planning for future periods.

The extent of the future impact of the COVID-19 outbreak on the Company’s operational and financial performance will depend on certain developments, including the duration, intensity and continued spread of the outbreak, the impact and effectiveness of vaccination efforts, the emergence of new strains of the virus and any future resurgences of COVID-19 or variant strains, regulatory and private sector responses, which may be precautionary, and the impact to the Company’s customers, workforce and vendors, all of which are uncertain and cannot be predicted. As COVID-19 vaccines are becoming available and being distributed and as operations begin to return to pre-pandemic levels, new potential legal liabilities may be created regarding workplace safety and employee rights. The Company’s financial condition and results could also be impacted by significant changes in commodity prices, foreign currency exchange rates and interest rates that may result from volatility in the economic and financial markets as a result of the COVID-19 pandemic. Changing market conditions may also affect the estimates and assumptions made by management. Such estimates and assumptions affect, among other things, the Company’s goodwill, long-lived asset and indefinite-lived intangible asset valuations, equity investment valuations, valuation of deferred and income tax contingencies, measurement of compensation cost for certain cash bonus plans, and pension plan assumptions.

An extended period of global supply chain and economic disruption as a result of the COVID-19 pandemic could have a material negative impact on our business, results of operations, access to sources of liquidity and financial condition, though the full extent and duration is uncertain. To the extent that the COVID-19 pandemic adversely impacts our business, results of operations, liquidity or financial condition, it may also have the effect of increasing many of the other risks described in this “Risk Factors” section.

A large portion of our profit is derived from a relatively small number of major customers. Decreased demand from our customers in the aftermarket retail channel and automotive industry, or the loss of any significant customer, may in the future adversely affect our results of operations.

Our North American aftermarket channel within our Americas segment is our largest market and is concentrated among four major transportation services customers. There can be no assurance that we will be able to retain these customers or that, if we were to lose one or more of these customers, we would be able to replace such customers with customers that generate a comparable amount of net sales. A number of factors could cause us to lose business or revenue from a customer, and some of these factors are not predictable and are beyond our control. For example, a customer may demand price reductions, engage in business with a competitor or reduce previously forecasted demand. Consequently, the loss of one of our major customers could have a materially adverse impact on our business, results of operations and financial condition.

Our financial performance also depends, in part, on conditions in the automotive industry. The automotive industry is highly cyclical and, in addition to general economic conditions, also depends on other factors, such as consumer confidence and consumer preferences. Lower global automotive sales could result in our OEM customers significantly lowering vehicle production schedules, which could adversely affect our earnings and cash flow. Sales to OEMs accounted for approximately 20% of our total unit sales during the year ended September 30, 2020. Declines in the North American, European and Asian automotive production levels as a result of COVID-19 has reduced, and additional declines and pricing pressure from OEMs could further reduce, our sales and our profitability, and therefore adversely affect our results of operations. Decreased volumes to our OEM customers, many of whom experienced or continue to experience temporary shut-downs or reductions in business adversely impacted our results of operations in the year ended September 30, 2020. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Products produced by OEMs are subject to market acceptance and products that are perceived to be less desirable (whether in terms of price, quality, styling, safety, overall value, fuel efficiency, or other attributes) can exacerbate this risk. With increased consumer interconnectedness through the internet, social media and other media, mere allegations relating to quality, safety, fuel efficiency, corporate social responsibility or other key attributes can negatively impact the reputation or market acceptance of the products produced by OEMs on which our financial performance partially depends, even where such allegations prove to be inaccurate or unfounded or do not relate to the performance of our products. Further, advancements in technology, regulatory changes and other factors that are difficult to predict may significantly affect the demand for our products, including as a result of the vehicle industry moving to autonomous vehicles and other mobility services. Finally, if any OEMs reach a point where they cannot fund their operations, we may incur write-offs of accounts receivable, incur impairment charges or require additional restructuring actions beyond our current restructuring plans, which, if significant, would have a material adverse effect on our business and results of operations.

If we do not respond appropriately, the technological evolution of the battery and automotive industries could adversely affect our business.

We expect that the automotive industry, and as a result the battery industry, will experience significant and continued change in the coming years. In order to remain competitive, we must remain responsive to developments in the automotive industry. As technology continues to develop and the automotive industry changes, we face substantial pressure to remain competitive. Industry participants are seeking to disrupt the traditional business model of the industry through the introduction of new technologies, products, services, business models and methods of travel that focus on minimizing the environmental impact of automobiles. For example, there has been a shift in recent years from traditional gas-powered vehicles to a higher proportion of electric alternatives. Although we have made substantial investments in battery technologies and we believe our business is well-positioned to remain competitive, there can be no assurance that we will be able to keep pace with the rate of technological change, or that others will not acquire similar or superior technologies sooner than we do or that we will acquire technologies on an exclusive basis or at a significant price advantage. If we do not continue to innovate and develop or acquire new and compelling products that capitalize upon new technologies in response to OEM and consumer preferences, our business, results of operations and financial condition may be materially adversely affected.

Volatility in commodity prices may adversely affect our results of operations.

Lead is a major component of lead-acid batteries and the price of lead has been highly volatile. In the past, lead tollers have been able to exert significant price pressure due to shocks in lead supply. See “—Our reliance on certain significant suppliers subjects us to numerous risks, including possible interruptions in supply, which could adversely affect our business.” We attempt to manage the impact of changing lead prices through the recycling of used batteries returned to us by our aftermarket customers, commercial terms and commodity hedging programs. Our ability to mitigate the impact of lead price changes can be impacted by many factors, including customer negotiations, inventory level fluctuations and sales volume/mix changes, any of which could have an adverse effect on our results of operations.

Increases in other commodity costs can negatively impact our profitability if we are not able to recover commodity cost increases through price increases to our customers on new orders. In cases where commodity price risk cannot be naturally offset or hedged through supply based fixed price contracts, we use commodity hedge contracts to minimize overall price risk associated with our anticipated commodity purchases. Unfavorability in our hedging programs during a period of declining commodity prices could result in lower margins as we reduce prices to match the market on a fixed commodity cost level. Additionally, to the extent we do not or are unable to hedge certain commodities and commodity prices substantially increase, such increases will have an adverse effect on our results of operations.

Our liquidity is affected by the seasonality of our business, and warm winters and cool summers adversely affect our results of operations.

We sell a disproportionate share of our automotive aftermarket batteries during the fall and early winter. Resellers buy automotive batteries during these periods so that they will have sufficient inventory for cold weather periods. This seasonality increases our working capital requirements and makes our business more sensitive to fluctuations in the availability of liquidity. Unusually cold winters or hot summers may accelerate battery failure and increase demand for automotive replacement batteries. Mild winters and cool summers may have the opposite effect. As a result, if our sales are reduced by an unusually warm winter or cool summer, it may not be possible to recover these sales in later periods. Further, if our sales are adversely affected by the weather, we cannot make offsetting cost reductions to protect our liquidity and gross margins in the short-term because a large portion of our manufacturing and distribution costs are fixed. These circumstances could result in a material adverse effect on our business, financial condition and results of operations.

Our future growth is dependent upon our ability to develop or acquire new technologies that achieve market acceptance with acceptable margins.

Our future success depends on our ability to develop or acquire and manufacture and make competitive, increasingly complex products and services to market quickly and cost-effectively. Our ability to develop or acquire new products and services requires the investment of significant resources. For example, in recent years we have made significant capital investments to expand our product offerings to include AGM and EFB technologies, which power vehicles that automatically shut down and restart the internal combustion engine to reduce the amount of time the engine spends idling, thereby reducing fuel consumption and emissions (“start-stop vehicles”), as well as investing in lithium-ion battery technology for certain hybrid and electric vehicles. These acquisitions and development efforts divert resources from other potential investments in our business and they may not lead to the development of new technologies, products or services on a timely basis. Moreover, as we introduce new products, we may be unable to detect and correct defects in the design of a product or in its application to a specified use, which could result in loss of sales or delays in market acceptance. Even after introduction, new or enhanced products may not satisfy customer preferences and product failures may cause customers to reject our products. As a result, these products may not achieve market acceptance and our brand image could suffer. In addition, the markets for our products and services may not develop or grow as we anticipate. As a result, the failure of our technology, products or services to gain market acceptance, the potential for product defects, product quality issues or the obsolescence of our products and services could significantly reduce our revenues, increase our operating costs or otherwise materially and adversely affect our business, financial condition, results of operations and cash flows.

Risks associated with our non-U.S. operations could adversely affect our business, financial condition and results of operations.

We have significant operations in a number of countries outside the U.S., some of which are located in emerging markets. Long-term economic uncertainty in some of the regions of the world in which we operate, such as Asia, South America, EMEA and emerging markets generally, could result in the disruption of markets and negatively affect cash flows from our operations to cover our capital needs and debt service requirements.

In addition, as a result of our global presence, a significant portion of our revenues and expenses is denominated in currencies other than the U.S. dollar. We are therefore subject to non-U.S. currency risks and non-U.S. exchange exposure. While we employ financial instruments to hedge some of our transactional foreign exchange exposure, these activities do not insulate us completely from those exposures. Exchange rates can be volatile and a substantial weakening of foreign currencies against the U.S. dollar could reduce our profitability in various locations outside of the U.S. and adversely impact the comparability of results from period to period.

There are other risks that are inherent in our non-U.S. operations, including the potential for changes in socio-economic conditions, laws and regulations, including, among others, competition, import, export, labor and environmental, health and safety laws and regulations, and monetary and fiscal policies, protectionist measures that may prohibit acquisitions or joint ventures, or impact trade volumes, unsettled political conditions; government-imposed plant or other operational shutdowns, backlash from foreign labor organizations related to our restructuring actions, corruption; natural and man-made disasters, hazards and losses, violence, civil and labor unrest, and possible terrorist attacks.

These and other factors may have a material adverse effect on our non-U.S. operations and therefore on our business and results of operations.

Our operations in China subject us to increased risks, including risks related to evolving economic, political and social conditions.

Our business is subject to risks inherent in doing business internationally. In particular, we face risks relating to our business in China, as the volume growth in our business has been driven by increasing volume in our Asia segment. Approximately 6.0% of our net sales were from our Asia segment for the year ended September 30, 2020. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, the level of development, the growth rate, the control of foreign exchange and the allocation of resources. The Chinese government exercises significant control over China’s economic growth through the allocation of resources, control of the incurrence and payment of foreign currency-denominated obligations, setting of monetary policy and provision of preferential treatment to particular industries or companies. In recent years, the Chinese government has been reforming its economic and political systems, and we expect this to continue. Although we believe that these reforms have had a positive effect on our ability to do business in China, we cannot assure you that these reforms will continue or that the Chinese government will not take actions that impair our platform in China. In addition, recent international unrest involving mounting trade tension between China and the United States presents additional risks and uncertainties. If our ability to do business in China is adversely impacted, our business, results of operation and financial condition could be materially adversely affected.

General economic, credit and capital market conditions could adversely affect our financial performance, our ability to grow or sustain our business and our ability to access the capital markets.

We compete around the world in various geographic regions and global economic conditions affect our business. Any future financial distress in the industries and/or markets where we compete could negatively affect our revenues and financial performance in future periods, result in future restructuring charges, and adversely impact our ability to grow or sustain our business.

The capital and credit markets provide us with liquidity to operate and grow our business beyond the liquidity that operating cash flows provide. A worldwide economic downturn and/or disruption of the capital and credit markets could reduce our access to capital necessary for our operations and executing our strategic plan. If our access to capital were to become significantly constrained, or if costs of capital increased significantly due to lowered credit ratings, prevailing industry conditions, the volatility of the capital markets or other factors; then our financial condition, results of operations and cash flows could be adversely affected.

Our businesses operate in regulated industries and are subject to a variety of complex and continually changing laws and regulations.

Our operations and employees are subject to various U.S. federal, state and local licensing laws, codes and standards and regulations and similar foreign laws, codes, standards and regulations. Changes in laws or regulations could require us to change the way we operate or to utilize resources to maintain compliance, which could increase costs or otherwise disrupt operations. In addition, failure to comply with any applicable U.S. or foreign laws or regulations could result in substantial fines, damages or revocation of our operating permits and licenses. Competition, antitrust or other regulatory investigations can continue for several years, be costly to defend and can result in substantial fines and private damages in jurisdictions around the world. We have in the past been subject to and cooperated with such investigations. If we are subject to such an investigation, the fact that we may decide to cooperate with regulators or settle with private plaintiffs standing alone may not improve our risk profile or reduce our potential liability as a result of such investigation. In addition, any obstruction of any investigation, including any noncompliance with any confidentiality agreements in connection with any such investigation, could result in additional liability and materially impact our business. Moreover, if laws and regulations were to change or if we or our products failed to comply with the laws described above or other applicable U.S. or foreign laws or regulations, our business, financial condition and results of operations could be adversely affected.

Due to the international scope of our operations, the system of laws and regulations to which we are subject is complex and includes regulations issued by the U.S. Customs and Border Protection, the U.S. Department of Commerce’s Bureau of Industry and Security, the U.S. Treasury Department’s Office of Foreign Assets Control and various non-U.S. governmental agencies, including applicable export controls, anti-trust, customs, data privacy restrictions, currency exchange control and transfer pricing regulations, laws regulating the foreign ownership of assets and laws governing certain materials that may be in our products. No assurances can be made that we will continue to be found to be operating in compliance with, or be able to detect violations of, any such laws or regulations. For example, some foreign data privacy regulations are more stringent than those in the U.S. and continue to evolve. Further, existing free trade laws and regulations, such as the United States-Mexico-Canada Agreement, or any successor agreement, provide certain beneficial duties and tariffs for qualifying imports and exports, subject to compliance with the applicable classification and other requirements. Changes in laws or policies governing the terms of foreign trade, and in particular increased trade restrictions, tariffs or taxes on imports from countries where we manufacture products or from where we import products or raw materials (either directly or through our suppliers) could have an impact on our competitive position, business and financial results.

We cannot predict the nature, scope or effect of future regulatory requirements to which our operations might be subject or the manner in which existing laws might be administered or interpreted.

Failure to comply with evolving data privacy and data security laws and regulations could lead to government enforcement actions (which could include civil or criminal penalties), private litigation or adverse publicity and could have a material adverse effect on our business.

Privacy and data security have become significant issues in the United States, Europe and in many other jurisdictions where we conduct our operations. Our collection, processing, distribution and storage of personal information is subject to a variety of laws and regulations both in the United States and abroad, which could limit the way we market and provide our products and services. Compliance with these privacy and data security requirements is rigorous and time-intensive and may increase our cost of doing business and, despite these efforts, there is a risk that we fail to comply and may become subject to government enforcement actions, fines and penalties, litigation and reputational harm, which could materially and adversely affect our business, financial condition and results of operations. In addition, the regulatory framework for the handling of personal and confidential information is rapidly evolving and is likely to remain uncertain for the foreseeable future as new privacy laws are being enacted globally and existing laws are being updated and strengthened.

For example, in May 2018, the General Data Protection Regulation (“GDPR”) superseded prior European Union data protection legislation, and it imposes more stringent European Union data protection requirements and provides for greater penalties for noncompliance. Under the GDPR, fines of up to 20 million euro or up to 4% of the annual global turnover of the infringer, whichever is greater, could be imposed. The GDPR is wide-ranging in scope and imposes numerous additional requirements on companies that process personal data, including imposing special requirements in respect of the processing of personal data, requiring the consent of individuals to whom the personal data relates is obtained in certain circumstances, requiring additional disclosures to individuals regarding data processing activities, requiring that safeguards are implemented to protect the security and confidentiality of personal data, creating mandatory data breach notification requirements in certain circumstances and requiring that certain measures (including contractual requirements) are put in place when engaging third-party processors. The GDPR also provides individuals with various rights in respect of their personal data, including rights of access, erasure, portability, rectification, restriction, and objection.

Further, the United Kingdom’s vote in favor of exiting the European Union, often referred to as Brexit, and ongoing developments in the United Kingdom have created uncertainty with regard to data protection regulation in the United Kingdom. As of January 1, 2021, and the expiry of transitional arrangements agreed to between the United Kingdom and the European Union, data processing in the United Kingdom is governed by a United Kingdom version of the GDPR (combining the GDPR and the Data Protection Act 2018), exposing us to two parallel regimes, each of which potentially authorizes similar fines and other potentially divergent enforcement actions for certain violations. Pursuant to the Trade and Cooperation Agreement, which went into effect on January 1, 2021, the United Kingdom and the European Union agreed to a specified period during which the United Kingdom will be treated like a European Union member state in relation to transfers of personal data to the United Kingdom for four months from January 1, 2021. This period may be extended by two further months. Unless the European Commission makes an adequacy finding in respect of the United Kingdom before the expiration of such specified period, the United Kingdom will become an inadequate third country under the GDPR and transfers of data from the European Economic Area to the United Kingdom will require a transfer mechanism, such as the standard contractual clauses. Furthermore, following the expiration of the specified period, there will be increasing scope for divergence in application, interpretation and enforcement of the data protection law as between the United Kingdom and the European Union.

Other jurisdictions outside the European Union are similarly introducing or enhancing privacy and data security laws, rules and regulations, which could increase our compliance costs and the risks associated with noncompliance. For example, California recently enacted the California Consumer Privacy Act (the “CCPA”), which creates new individual privacy rights for California consumers (as defined in the law) and places increased privacy and security obligations on companies handling personal information of consumers or households. The CCPA, which went into effect on January 1, 2020, requires covered companies to provide new disclosure to consumers about such companies’ data collection, use and sharing practices, provide methods for such consumers to access and delete their personal information, with exceptions, as well as allowing consumers to opt-out of certain sales or transfers of their personal information. The CCPA provides for civil penalties for violations and further provides consumers with a new private right of action in the event of a data breach involving certain sensitive information as a result of the business’ failure to implement reasonable security measures. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. The California Attorney General’s enforcement authority under the CCPA became effective July 1, 2020, and it remains unclear how various provisions of the CCPA will be interpreted and enforced. As currently written, the CCPA impacts certain of our business activities and exemplifies the vulnerability of our business to the evolving regulatory environment related to personal information. A ballot initiative from privacy rights advocates intended to augment and expand the CCPA called the California Privacy Rights Act (“CPRA”) was passed in November 2020 and will take effect in January 2023 (with a look back to January 2022). The CPRA significantly modifies the CCPA, including by imposing additional obligations on covered companies and expanding consumers’ rights with respect to certain sensitive personal information, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. In addition, all 50 states have laws including obligations to provide notification of security breaches of computer databases that contain personal information to affected individuals, state officers and others. Aspects of the CCPA, the CPRA and other laws and regulations relating to data protection, privacy and information security, as well as their enforcement, remain unclear and we may be required to modify our practices in an effort to comply with them.

We cannot yet fully determine the impact these or future laws, rules and regulations concerning data privacy and security may have on our business or operations. These laws, rules and regulations may be inconsistent from one jurisdiction to another, subject to differing interpretations and may be interpreted to conflict with our practices. Additionally, we may be bound by contractual requirements applicable to our collection, use, processing and disclosure of various types of data, including personal information, and may be bound by, or voluntarily comply with, self-regulatory or other industry standards relating to these matters. Compliance with U.S. and international privacy and data security laws and regulations could require us to take on more onerous obligations in our contracts and restrict our ability to collect, use and disclose data. Because the interpretation and application of data protection laws, regulations, standards and other obligations are still uncertain, and often contradictory and in flux, it is possible that the scope and requirements of these laws may be interpreted and applied in a manner that is inconsistent with our practices and our efforts to comply with the evolving data protection rules may be unsuccessful. Failure to comply with U.S. and international privacy and data security laws and regulations could result in government enforcement actions (which could include civil or criminal penalties), private litigation or adverse publicity and could negatively affect our results of operations and business. Claims that we have violated individuals’ privacy rights, failed to comply with privacy and data security laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time consuming to defend and could result in adverse publicity that could increase our operation costs, impact our financial performance and adversely affect enrollments.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act 2010 and similar anti-bribery laws around the world.

The U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act 2010 and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or other persons for the purpose of obtaining or retaining business. Recent years have seen a substantial increase in anti-bribery law enforcement activity, with more frequent and aggressive investigations and enforcement proceedings by both U.S. and non-U.S. regulators, and increases in criminal and civil proceedings brought against companies and individuals. Our policies mandate compliance with these anti-bribery laws. We operate in many parts of the world that are recognized as having governmental and commercial corruption and local customs and practices that can be inconsistent with anti-bribery laws. We cannot assure you that our internal control policies and procedures will always protect us from reckless or criminal acts committed by our employees or third-party intermediaries. In the event that we believe or have reason to believe that our employees or agents have or may have violated applicable anti-corruption laws, or if we are subject to allegations of any such violations, we may be required to investigate or have outside counsel investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. Violations of these laws may result in criminal or civil sanctions, which could disrupt our business and result in a material adverse effect on our reputation, business, financial condition, results of operations and cash flows. In addition, we could be subject to commercial impacts such as lost revenue from customers who decline to do business with us as a result of such compliance matters, or we could be subject to lawsuits brought by private litigants, each of which could have a material adverse effect on our reputation, business, financial condition, results of operations and cash flows.

Our business may be adversely affected if we are unable to adequately establish, maintain, protect and enforce our intellectual property and proprietary rights or prevent third parties from making unauthorized use of such rights.

Our intellectual property is an essential asset of our business. Failure to adequately protect our intellectual property rights could result in our competitors offering similar products and services, potentially resulting in the loss of our competitive advantage and a decrease in our revenue, which would adversely affect our business prospects, financial condition and results of operations. Our success depends in part on our ability to protect our proprietary rights and intellectual property. We rely on a combination of intellectual property rights, such as trademarks, trade secrets (including know-how), patents and copyrights, in addition to confidentiality provisions and licensing arrangements to establish, maintain, protect and enforce our proprietary rights. For example, we rely on trademark protection to protect our rights to various marks as well as distinctive logos and other marks associated with our products and services. We also rely on agreements under which we contract to own, or license rights to use, intellectual property developed by employees, contractors and other third parties. In addition, while we generally enter into confidentiality agreements with our employees and third parties to protect our trade secrets, know-how, business strategy and other proprietary information, such confidentiality agreements could be breached or otherwise may not provide meaningful protection for our trade secrets and know-how related to the design, manufacture or operation of our products. Similarly, while we seek to enter into agreements with all of our employees who develop intellectual property during their employment to assign the rights in such intellectual property to us, we may fail to enter into such agreements with all relevant employees, such agreements may be breached or may not be self-executing, and we may be subject to claims that such employees misappropriated relevant rights from their previous employers. Accordingly, we cannot guarantee that the steps we have taken to protect our intellectual property will be adequate to prevent infringement of our rights or misappropriation of our technology, trade secrets or know-how, that we have secured, or will be able to secure, appropriate permissions or protections for all of the intellectual property rights we use or claim rights to, or that third parties will not terminate our license rights. For example, effective patent, trademark, copyright and trade secret protection may be unavailable or limited in some of the countries in which we operate. Furthermore, intellectual property laws and our procedures and restrictions provide only limited protection and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated.

If we fail to protect our intellectual property rights adequately, we may lose an important advantage in the markets in which we compete. Our efforts to protect these rights may be insufficient or ineffective, and any of our intellectual property rights may be challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. Other parties may also independently develop technologies, products and services that are substantially similar or superior to ours. We also may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. If it became necessary for us to resort to litigation to protect our intellectual property rights, any proceedings could be burdensome and costly, and we may not prevail. Further, adequate remedies may not be available in the event of an unauthorized use or disclosure of our trade secrets and manufacturing expertise. Finally, for those products in our portfolio that rely on patent protection, once a patent has expired, the product is generally open to competition. Products under patent protection usually generate significantly higher revenues than those not protected by patents. If we fail to successfully enforce our intellectual property rights, our competitive position could suffer, which could harm our business, financial condition, results of operations and cash flows.

From time to time, we are party to intellectual property-related litigations and proceedings that are expensive and time consuming to defend, and, if resolved adversely, could materially adversely impact our business, financial condition and results of operations.

Our commercial success depends in part on avoiding infringement, misappropriation or other violations of the intellectual property and proprietary rights of third parties and other intellectual property-related disputes. Some third-party intellectual property rights may prove to be extremely broad, and it may not be possible for us to conduct our operations in such a way as to avoid violating those intellectual property rights. As we face increasing competition, the possibility of intellectual property rights claims against us grows. Such claims and litigation may involve patent holding companies or other adverse intellectual property rights holders who have no relevant product revenue, and, therefore, our own issued and pending patents and other intellectual property rights may provide little or no deterrence to these rights holders in bringing intellectual property rights claims against us. There may be intellectual property rights held by others, including issued or pending patents and registered trademarks, that cover significant aspects of our technologies, products or services, and we cannot assure that we are not infringing or violating, and have not infringed or violated, any third-party intellectual property rights, or that we will not be held to have done so or be accused of doing so in the future. In addition, we are party to a number of complex intellectual property agreements with our licensing partners and certain provisions in such agreements may be susceptible to multiple interpretations. Any disputes with our licensing partners with respect to such agreements could narrow what we believe to be the scope of our rights to the relevant intellectual property or increase our obligations under such agreements, either of which could have a material adverse effect on our business, financial condition, results of operations and cash flows

We are, from time to time, subject to claims of intellectual property infringement by third parties, including practicing entities and non-practicing entities. Regardless of the merit of such claims, any claim that we have violated intellectual property or other proprietary rights of third parties, whether or not it results in litigation, is settled out of court or is determined in our favor, could be expensive and time-consuming, and could divert the time and attention of management and technical personnel from our business. The litigation process is subject to inherent uncertainties, and we may not prevail in litigation matters regardless of the merits of our position. Further, our liability insurance may not cover potential claims of this type adequately or at all. Intellectual property lawsuits or claims may become extremely disruptive if plaintiffs were to succeed in blocking the trade of our products and services. Furthermore, an adverse outcome of a dispute may result in an injunction and could require us to pay substantial monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a party’s intellectual property rights. Any settlement or adverse judgment resulting from such a claim could (i) require us to enter into a licensing agreement to continue using the technology, content or other intellectual property that is the subject of the claim; (ii) restrict or prohibit our use of such technology, content or other intellectual property; (iii) require us to expend significant resources to alter the design and operation of our systems and technology or the content of our courses; and (iv) require us to indemnify third parties. Royalty or licensing agreements, if required or desirable, may be unavailable on terms acceptable to us, or at all, and may require significant royalty payments and other expenditures. We may also be required to develop alternative non-infringing technology, which could require significant time and expense. There also can be no assurance that we would be able to develop or license suitable alternative technology, content or other intellectual property to permit us to continue offering the affected technology, content or services to our partners. If we cannot develop or license technology for any allegedly infringing aspect of our business, we would be forced to limit our battery technologies, products and services and may be unable to compete effectively. Any of these events could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are subject to requirements and liabilities relating to environmental, health and safety laws and regulations and environmental remediation matters, including those related to the manufacturing and recycling of lead-acid batteries, which could adversely affect our business, financial condition, results of operation and reputation.

We are subject to numerous federal, foreign, international, state and local environmental, health and safety laws and regulations governing, among other matters, emissions to air, water and land, solid and hazardous waste storage, treatment, recycling, disposal and transportation, chemical exposure, worker and public health and safety, and remediation of the presence or releases of hazardous materials, including as they pertain to decommissioning our facilities, lead/lead compounds and sulfuric acid, the primary materials used in the manufacture of lead-acid batteries, and to solvents and metal compounds used in the manufacture or repair of lithium-ion batteries. There are significant capital, operating and other costs associated with compliance with or liability under environmental, health and safety laws and regulations. We have been subject to allegations, litigation, notices of violation, consent decrees and orders with governmental authorities, and failures to comply, particularly to the extent such noncompliance is determined to be part of a continuing pattern of noncompliance, with respect to such laws and regulations, including obtaining and complying with any permits required to conduct our operations, could subject us to civil or criminal liability, monetary damages, reputational damages, fines and/or a cessation or interruption of operations or an increase in costs to continue such operations in the future. Certain environmental laws, including the U.S. Superfund law and state equivalents, make us potentially liable on a strict, joint and several basis for the investigation and remediation of contamination at, or originating from, facilities that are currently or formerly owned or operated by us and third-party sites to which we send or have sent materials for disposal or materials for recycling, along with related natural resources damages. Such liability may not be limited to the cleanup of contamination, particularly when such contamination is present in residential areas. We are and have been involved in investigation and remediation activities at our current and former, and third-party sites. We cannot provide any assurance that we will not incur liability relating to the investigation or remediation of contamination or natural resources damages in the future, including contamination we did not cause, which could adversely affect our business, financial condition, results of operation and reputation. As an example, in December 2020, we were named in a lawsuit filed by the state of California seeking relief associated with environmental contamination generated by a former Exide lead recycling facility in Vernon, California to which we had sent lead bearing battery scrap and spent lead-acid batteries for the purpose of recycling, reimbursement of costs incurred to date by the plaintiff related to its investigation and clean up and potentially the costs of future investigation and remediation. We are currently unable to reasonably estimate the potential loss or range of potential losses as a result of this lawsuit.

Environmental, health and safety laws and regulations may also become more stringent in the future, which could increase costs of compliance, require us to manufacture with alternative technologies and materials or otherwise make material changes to our operations, resulting in significant increases to the cost of production. For example, we benefit from an exemption for lead-acid batteries from the European Union’s End-of-Life Vehicle Directive (Directive 2000/53/EC). If the European Union removes the exemption or declines to grant extensions of the exemption, and therefore makes it unlawful to use lead-acid batteries in light-duty vehicles, our business, financial condition and results of operations may be adversely affected. Similarly, there is a possibility that lead/lead compounds for use in lead-acid batteries and/or components of lithium-ion batteries could be added to the EU’s Registration, Evaluation, Authorisation, and Restriction of Chemicals (“REACH”) authorization list, the U.S.’s Toxic Substances Control Act (“TSCA”) high priority list, and/or the California Safer Consumer Products Priority Product list, which, in any of these cases, could result in litigation, cause us to incur significant costs in order to comply and adversely affect our business, financial condition and results of operations. In addition, costs, including capital and operating costs, relating to compliance with existing, modified or new environmental, health and safety laws and regulations can be material, and in the future we may be unable to generate sufficient funds or access other sources of capital to fund unforeseen environmental liabilities or expenditures. If we or our business partners fail to adhere to environmental, health and safety requirements, including obtaining and complying with any permits required to conduct operations, it could adversely affect our business, financial condition, results of operation and reputation.

In addition, increased public awareness and concern regarding environmental and social corporate responsibility and any concerns or allegations around our environmental, health and safety practices and compliance with laws and regulations in connection with the manufacturing, use, collection and recycling of our products could negatively impact the reputation of our company and products and our business could be materially and adversely affected by any reduction in the market acceptance of our products, even where such concerns or allegations prove to be inaccurate or unfounded or do not relate to the performance of our products or the safety of our manufacturing, collection and recycling processes.

Global climate change (and related laws) could negatively affect our business, financial condition and results of operation. Increased public awareness and concern regarding global climate change may result in more regional and/or federal requirements to reduce or mitigate the effects of greenhouse gas emissions.

There continues to be a lack of consistency between states, the U.S. federal government and other countries regarding legislation and regulations relating to climate change, which creates economic and regulatory uncertainty. Such regulatory uncertainty extends to incentives, that if discontinued, could adversely impact the demand for batteries for energy efficient vehicles. These factors may impact the demand for our products, obsolescence of our products and our results of operations.

There is a growing consensus that greenhouse gas emissions are linked to global climate change. Climate change, such as extreme weather conditions, create financial risk to our business. For example, as described above, the demand for our products and services, such as automotive replacement batteries, may be affected by unseasonable weather conditions. Climate changes could also disrupt our operations by impacting the availability and cost of materials needed for manufacturing and could increase insurance and other operating costs. These factors may impact our decisions to construct new facilities or maintain existing facilities in areas most prone to physical climate risks. We could also face indirect financial risks passed through the supply chain and process disruptions due to physical climate changes could result in price modifications for our products and the resources needed to produce them. In addition, increased public awareness and concern regarding climate change may impact the demand for our products or obsolescence of our products.

A variety of other factors could adversely affect our results of operations.

Any of the following could materially and adversely impact our results of operations: loss of, or changes in, automobile battery supply contracts with our large original equipment and aftermarket customers; contracts, or the interruption or cessation of operations of, with certain of our suppliers including long-term tolling agreements; the increasing quality and useful life of batteries or use of alternative battery technologies, both of which may adversely impact the lead-acid battery market, including replacement cycle; delays or cancellations of new vehicle programs; market and financial consequences of any recalls that may be required on our products; delays or difficulties in new product development, including lithium-ion technology; impact of potential increases in lithium-ion battery volumes on established lead-acid battery volumes as lithium-ion battery technology grows and costs become more competitive; financial instability or market declines of our customers or suppliers; slower than projected market development in emerging markets; interruption of supply of certain single-source components; changing nature of our joint ventures and relationships with our strategic business partners; unseasonable weather conditions in various parts of the world; transportation delays within our plant network or increased prices for logistics services; our ability to secure sufficient tolling capacity to recycle batteries; price and availability of battery cores used in recycling; and the pace of the development of the market for hybrid and electric vehicles.

Our reliance on certain significant suppliers subjects us to numerous risks, including possible interruptions in supply, which could adversely affect our business.

Our ability to maintain consistent quality throughout our operations depends in part upon our ability to acquire certain products in sufficient quantities. Our suppliers are subject to environmental, health and safety laws and regulations and failure to comply with such laws and regulations could result in a cessation or interruption of their operations or increased costs which are passed on to their customers, including us. Supply shortages for a particular component can delay production and thus delay shipments to customers and our receipt of related net sales. This could cause us to experience a reduction in sales, increased costs and could adversely affect relationships with existing and prospective customers. In particular, a disruption to lead supply could adversely impact our business, financial condition and results of operations.

Negative or unexpected tax consequences could adversely affect our results of operations.

Adverse changes in the underlying profitability and financial outlook of our operations in several jurisdictions could lead to additional changes in our valuation allowances against deferred tax assets and other tax reserves on our statement of financial position, and the future sale of certain businesses could potentially result in the reversal of outside basis differences that could adversely affect our results of operations and cash flows. Additionally, changes in tax laws in the U.S. or in other countries where we have significant operations could materially affect deferred tax assets and liabilities on our consolidated statements of financial position and our income tax provision in our consolidated statements of income. We are also subject to tax audits by governmental authorities. Negative unexpected results from one or more such tax audits could adversely affect our results of operations.

Recently enacted tax reform bills could adversely affect our business and financial conditions.

The Tax Cuts and Jobs Act, or the TCJA, enacted on December 22, 2017, significantly affected U.S. tax law, including by changing how the U.S. imposes tax on certain types of income of corporations and by reducing the U.S. federal corporate income tax rate to 21%. It also imposed new limitations on several tax benefits, including deductions for business interest, use of net operating loss carryforwards, taxation of foreign income, and the foreign tax credit, among others. In response to the COVID-19 pandemic, the Families First Coronavirus Response Act, or FFCR Act, enacted on March 18, 2020 and the Coronavirus Aid Relief, and Economic Security Act, or CARES Act, enacted on March 27, 2020, further amended the U.S. federal tax code, including in respect of certain changes that were made by the TCJA, generally on a temporary basis. There can be no assurance that future tax law changes will not increase the rate of the corporate income tax significantly, impose new limitations on deductions, credits or other tax benefits, or make other changes that may adversely affect our business, cash flows or financial performance. In addition, the IRS has yet to issue guidance on a few important issues regarding the changes made by the TCJA and the CARES Act. In the absence of such guidance, we will take positions with respect to several unsettled issues. There is no assurance that the IRS or a court will agree with the positions taken by us, in which case tax penalties and interest may be imposed that could adversely affect our business, cash flows or financial performance.

Other future changes in tax laws or regulations, or the interpretation thereof, tax policy initiatives and reforms under consideration and the practices of tax authorities could adversely affect us. We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes could affect our financial position and overall or effective tax rates in the future, reduce after-tax returns to our stockholders, and increase the complexity, burden and cost of tax compliance. If our effective tax rate increases, our operating results and cash flow could be adversely affected. Our effective income tax rate can vary significantly between periods due to a few complex factors including, but not limited to, projected levels of taxable income, tax audits conducted and settled by tax authorities, and adjustments to income taxes upon finalization of income tax returns.

Legal proceedings in which we are, or may be, a party may adversely affect us.

We are currently, and may in the future, become subject to legal proceedings and commercial or contractual disputes. These are typically claims that arise in the normal course of business including, without limitation, commercial or contractual disputes with our suppliers or customers, intellectual property matters and third-party liability, including product liability claims and employment claims. We may in the future be named as a defendant in tort exposure claims and other actions where the third-party use of our products or where our operations (including those involving the collection, recycling, transportation and storage of lead bearing materials as well as those involving the assembly, manufacture, storage and transportation of components, work in process and finished products) have allegedly resulted in contamination to the soil, groundwater and drinking water supplies or elevated concentrations of lead in individuals. Plaintiffs in these cases are generally seeking damages for personal injuries, medical monitoring and diminution in property values, and are also seeking punitive damages and injunctive relief to address the alleged injury or remediation of the alleged contamination. Furthermore, we are currently, and may in the future, be named as a defendant in other claims relating to environmental, health and safety laws and regulations we are subject to. See “—We are subject to requirements and liabilities relating to environmental, health and safety laws and regulations and environmental remediation matters, including those related to the manufacturing and recycling of lead-acid batteries, which could adversely affect our business, financial condition, results of operation and reputation.” For example, in December 2020, we were named in a lawsuit filed by the state of California seeking relief associated with environmental contamination generated by a former Exide lead recycling facility in Vernon, California to which we have sent lead bearing battery scrap and spent lead acid batteries for the purpose of recycling, reimbursement of costs incurred to date by the plaintiff related to its investigation and clean up and potentially the costs of future investigation and remediation. We are currently unable to reasonably estimate the potential loss or range of potential losses as a result of this lawsuit. There is a possibility that litigation in which we are involved may have an adverse impact on our results of operations and cash flows that is greater than we anticipate and/or negatively affect our reputation.

The potential insolvency or financial distress of third parties could adversely impact our business and results of operations.

We are exposed to the risk that third parties to various arrangements who owe us money or goods and services, or who purchase goods and services from us, will not be able to perform their obligations or continue to place orders due to insolvency or financial distress. If third parties fail to perform their obligations under arrangements with us, we may be forced to replace the underlying commitment at current or above market prices or on other terms that are less favorable to us. In such events, we may incur losses, or our results of operations, financial condition or liquidity could otherwise be adversely affected.

We may be unable to complete or integrate acquisitions or joint ventures effectively, which may adversely affect our growth, profitability and results of operations.

Acquisitions of businesses and assets, as well as joint ventures (or other strategic arrangements), may play a role in our future growth. We cannot be certain that we will be able to identify attractive acquisition or joint venture targets, obtain financing for acquisitions on satisfactory terms, successfully acquire identified targets, form joint ventures or manage the timing of acquisitions with capital obligations. Acquisitions, partnerships, alliances and subsequent integrations thereof would require significant managerial, operational and financial resources and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our growth and business operations. Additionally, we may not be successful in integrating acquired businesses or joint ventures into our existing operations and achieving projected synergies which could result in impairment of assets, including goodwill and acquired intangible assets. We must necessarily base any assessment of potential acquisitions, partnerships or alliances on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Future acquisitions and alliances, as well as other investments, may not produce anticipated synergies or perform in accordance with our expectations. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations.

Competition for acquisition opportunities in the industry in which we operate may rise, thereby increasing our costs of making acquisitions or causing us to refrain from making further acquisitions. If we were to use equity securities to finance a future acquisition, our then-current stockholders would experience dilution. We are also subject to applicable antitrust laws and must avoid anticompetitive behavior. These and other factors related to acquisitions and joint ventures may negatively and adversely impact our growth, profitability and results of operations.

Risks associated with joint venture investments may adversely affect our business and financial results.

We have entered into several joint ventures and we may enter into additional joint ventures in the future. Our joint venture partners may at any time have economic, business or legal interests or goals that are inconsistent with our goals or with the goals of the joint venture. In addition, we may compete against our joint venture partners in certain of our other markets. Disagreements with our business partners may impede our ability to maximize the benefits of our partnerships. Our joint venture arrangements may require us, among other matters, to pay certain costs or to make certain capital investments or to seek our joint venture partner’s consent to take certain actions. In addition, our joint venture partners may be unable or unwilling to meet their economic or other obligations under the operative documents, and we may be required to either fulfill those obligations alone to ensure the ongoing success of a joint venture or to dissolve and liquidate a joint venture. These risks could result in a material adverse effect on our business and financial results.

A failure of our information technology (IT) and data security infrastructure could adversely impact our business and operations.

We rely upon the capacity, reliability and security of our IT and data security infrastructure and our ability to expand and continually update this infrastructure in response to the changing needs of our business. As we implement new systems or integrate existing systems, they may not perform as expected. We also face the challenge of supporting our older systems and implementing necessary upgrades. If we experience a problem with the functioning of an important IT system or a security breach of our IT systems, including during system upgrades and/or new system implementations, the resulting disruptions could have an adverse effect on our business. Furthermore, we collect and maintain information in digital form that is necessary to conduct our business, and we are increasingly dependent on our IT and data security infrastructure to operate our business. In the ordinary course of our business, we collect, store and transmit large amounts of confidential information, including intellectual property, proprietary business information and personal information. It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information. We have established physical, electronic and organizational measures to safeguard and secure our systems to prevent a data compromise, and rely on commercially available systems, software, tools, and monitoring to provide security for our IT systems and the processing, transmission and storage of digital information. We have also outsourced elements of our IT systems, and as a result a number of third-party vendors may or could have access to our confidential information.

Despite our implementation of security measures, our IT systems, like those of other companies, are vulnerable to damage or interruption from a variety of sources, including physical damage, telecommunications or network failures or interruptions, system malfunction, natural disasters, malicious human acts, terrorism and war. Such IT systems, including our servers, are additionally vulnerable to physical or electronic break-ins, security breaches from inadvertent or intentional actions by our employees, third-party service providers, contractors, consultants, business partners, and/or other third parties, or from cyber-attacks by malicious third parties (including the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering, and other means to affect service reliability and threaten the confidentiality, integrity, and availability of information). The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity, and sophistication of attempted attacks and intrusions from around the world have increased. We can provide no assurance that our current IT systems, or those of the third parties upon which we rely, are fully protected against cyber security threats. We may not be able to anticipate all types of security threats, and we may not be able to implement preventive measures effective against all such security threats. The techniques used by cyber criminals change frequently, may not be recognized until launched and can originate from a wide variety of sources, including outside groups such as external service providers, organized crime affiliates, terrorist organizations or hostile foreign governments or agencies. It is possible that we or our third-party vendors may experience cybersecurity and other breach incidents that remain undetected for an extended period. Even when a security breach is detected, the full extent of the breach may not be determined immediately. The costs to us to mitigate network security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant and, while we have implemented security measures to protect our IT and data security infrastructure, our efforts to address these problems may not be successful.

Any system failure, accident or security breach could result in disruptions to our operations or those of our customers. A material network breach in the security of our IT systems could include the theft of our intellectual property (including our trade secrets), customer information, human resources information or other confidential matter or the theft of the confidential information of our customers. To the extent that any disruption or security breach results in a loss or damage to our or our customers’ data, or an inappropriate disclosure of confidential, proprietary or customer information, it could cause significant damage to our reputation, affect our relationships with our customers, lead to claims against the Company and ultimately harm our business. In addition, we may be required to incur significant costs to protect against damage caused by these disruptions or security breaches in the future. If our IT systems fail and our redundant systems or disaster recovery plans are not adequate to address such failures, or if our business interruption insurance does not sufficiently compensate us for any losses that we may incur, our revenues and profits could be reduced and the reputation of our brand and our business could be materially and adversely affected.

We are also reliant on the security practices of our third-party service providers, which may be outside of our direct control. The services provided by these third parties are subject to the same risk of outages, other failures and security breaches described above. If these third parties fail to adhere to adequate security practices, or experience a breach of their systems, the data of our employees, customers and business associates may be improperly accessed, used or disclosed. In addition, our providers have broad discretion to change and interpret the terms of service and other policies with respect to us, and those actions may be unfavorable to our business operations. Our providers may also take actions beyond our control that could harm our business, including discontinuing or limiting our access to one or more services, increasing pricing terms, terminating or seeking to terminate our contractual relationship altogether, or altering how we are able to process data in a way that is unfavorable or costly to us. Although we expect that we could obtain similar services from other third parties, if our arrangements with our current providers were terminated, we could experience interruptions in our business, as well as delays and additional expenses in arranging for alternative cloud infrastructure services. Any loss or interruption to our systems or the services provided by third parties would adversely affect our business, financial condition and results of operations.

A material disruption of our operations, particularly at our manufacturing or recycling facilities, could adversely affect our business.

If our operations, particularly at our manufacturing or recycling facilities, were to be disrupted as a result of significant equipment failures, natural disasters, power outages, fires, explosions, terrorism, sabotage, adverse weather conditions, public health crises, labor disputes, regulatory changes or other reasons, we may be unable to effectively fill customer orders and otherwise meet obligations to or demand from our customers, which could adversely affect our financial performance. Should we be unable to resume operations at any facility, we may incur unplanned costs, including restructuring and/or impairment costs, as well as revisions to our asset retirement obligations for those facilities.

Interruptions in production could increase our costs and reduce our sales. Any interruption in production capability could require us to make substantial capital expenditures or purchase alternative material at higher costs to fill customer orders, which could negatively affect our profitability and financial condition. We maintain property damage insurance that we believe to be adequate to provide for reconstruction of facilities and equipment, as well as business interruption insurance to mitigate losses resulting from significant production interruption or shutdown caused by an insured loss. However, any recovery under our insurance policies may not offset the lost sales or increased costs that may be experienced during the disruption of operations, which could adversely affect our business, financial condition, results of operations and cash flow.

Our business success depends on attracting and retaining qualified personnel.

Our ability to sustain and grow our business requires us to hire, retain and develop a highly skilled and diverse management team and workforce. Failure to ensure that we have the leadership capacity with the necessary skill set and experience could impede our ability to deliver our growth objectives and execute our strategic plan. Organizational and reporting changes resulting from the Acquisition, or as a result of any future leadership transition or corporate initiatives could result in increased turnover. Additionally, any unplanned turnover or inability to attract and retain key employees could have a negative effect on our results of operations.

Our business may be adversely affected by work stoppages, union negotiations, labor disputes and other matters associated with our labor force.

We employ approximately 16,897 people worldwide. Approximately 57% of these employees are covered by collective bargaining agreements or works council. Although we believe that our relations with the labor unions and works councils that represent our employees are generally good and we have experienced no material strikes or work stoppages recently, no assurances can be made that we will not experience in the future these and other types of conflicts with labor unions, works council, other groups representing employees or our employees generally, or that any future negotiations with our labor unions will not result in significant increases in our cost of labor. Additionally, a work stoppage at one of our suppliers could materially and adversely affect our operations if an alternative source of supply were not readily available. Stoppages by employees of our customers could also result in reduced demand for our products.

We may be unable to successfully implement our business strategy, which could adversely affect our business, financial condition, cash flows or results of operations.

Our ability to achieve our business and financial objectives is subject to a variety of factors, many of which are beyond our control. For example, we may not be successful in increasing our manufacturing and distribution efficiency through productivity, process improvements and cost reduction initiatives. Further, we may not be able to realize the benefits of these improvements and initiatives within the time frames we currently expect. For example, in January 2021, we announced that we will be streamlining our recycling infrastructure through the closure of one of our recycling facilities in North America. We may incur costs related to the closure including workforce reductions and non-cash asset impairments, among others. Any failure to successfully implement our business strategy could adversely affect our business, financial condition, cash flows, or results of operations, and could further impair our ability to make certain strategic capital expenditures.

We provide warranties with respect to certain of our products that may require us to bear the costs of product repair or replacement.

We provide warranties with respect to certain of our products. Our management is required to make assumptions and to apply judgment regarding a number of factors, including anticipated rate of warranty claims, the durability and reliability of our products, and after-care costs in negotiating warranties and estimating warranty expenses. Our assumptions could prove to be materially different from the actual performance of our batteries, which could result in substantial expense to repair or replace defective products in the future and may exceed expected levels against which we have established reserves.

In addition, with new products and products that remain under development, we will be required to base our warranty estimates on our historical experience with similar products, testing of the batteries under laboratory conditions and limited performance information obtained through testing activities with customers. As a result, actual warranty claims may be significantly different from our estimates.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business.

Following the completion of this offering, we will be required to comply with various regulatory and reporting requirements, including those required by the Securities and Exchange Commission (the “SEC”). Complying with these reporting and other regulatory requirements will be time-consuming and will result in increased costs to us and could have a negative effect on our business, financial condition and results of operations.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”) and requirements of the Sarbanes-Oxley Act of 2002 (as amended, the “Sarbanes-Oxley Act”). These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we may need to commit significant resources, hire additional staff and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. Sustaining our growth also will require us to commit additional management, operational and financial resources to identify new professionals to join Clarios and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to our Indebtedness

We have a substantial amount of indebtedness, which could adversely affect our financial condition and ability to operate our business.

As of March 31, 2021, we had approximately $10.3 billion of long-term debt outstanding, including deferred financing costs and finance leases, and approximately $1.3 billion of additional borrowing capacity under the ABL Facility and the Revolving Facility (including undrawn letters of credit), subject to borrowing base availability and other customary conditions. Our substantial indebtedness, combined with our other financial obligations and contractual commitments, could have important consequences for our business. For example, it could:

•

make it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations under any of our debt instruments, including restrictive covenants, could result in an event of default under the agreements governing such indebtedness;

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require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing funds available for working capital, capital expenditures, acquisitions, business development and other purposes;

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compromise our ability to capitalize on business opportunities and to react to competitive pressures, as compared to our competitors, due to our high level of debt and the restrictive covenants in the credit agreements that govern our Senior Secured Credit Facilities and the ABL Facility and the indentures governing our outstanding notes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

•	limit our ability to borrow additional funds, or to dispose of assets to raise funds, if needed, for working capital, capital expenditures, acquisitions and other corporate purposes;

•

prevent us from raising the funds necessary to repurchase all the notes tendered to us upon the occurrence of certain changes of control, which would constitute a default under the agreements governing such indebtedness; and

•	limit our ability to redeem, repurchase, defease or otherwise acquire or retire for value any subordinated indebtedness we may incur.

These restrictions could adversely affect our financial condition and limit our ability to successfully implement our growth strategy.

In addition, we may need additional financing to support our business and pursue our growth strategy, including for strategic acquisitions. Our ability to obtain additional financing, if and when required, will depend on investor demand, our operating performance, the condition of the capital markets and other factors. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to those of our common stock, and, in the case of equity and equity-linked securities, our existing stockholders may experience dilution.

The credit agreements that govern the Senior Secured Credit Facilities and the ABL Facility and the indentures governing our outstanding notes each impose significant operating and financial restrictions on our company, which may prevent us from capitalizing on business opportunities.

The credit agreements that govern the Senior Secured Credit Facilities and the ABL Facility and indentures governing our outstanding notes each impose significant operating and financial restrictions on our company. These restrictions limit our ability and the ability of certain of our subsidiaries to, among other things:

•	incur or guarantee additional debt or issue disqualified stock or preferred stock;

•	pay dividends and make other distributions on, or redeem or repurchase, capital stock;

•	make certain investments;

•	incur certain liens;

•	enter into transactions with affiliates;

•	merge or consolidate;

•	enter into agreements that prohibit the ability of restricted subsidiaries to make dividends or other payments to us and certain of our other subsidiaries;

•	designate restricted subsidiaries as unrestricted subsidiaries;

•	prepay, redeem or repurchase certain indebtedness that is subordinated in right of payment to the notes;

•	and transfer or sell assets.

In addition, we will be required to comply with, based on level of utilization of the ABL Facility, a fixed-charge coverage ratio financial covenant under the ABL Facility and, based on level of utilization of the Revolving Facility, a leverage-based financial covenant under the Revolving Facility. See “Description of Material Indebtedness.”

As a result of the restrictions described above, we will be limited as to how we conduct our business and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include more restrictive covenants. We cannot assure you that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders and/or amend the covenants.

Our failure to comply with the restrictive covenants described above as well as other terms of our indebtedness and/or the terms of any future indebtedness from time to time could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their due date. If we are forced to refinance these borrowings on less favorable terms or cannot refinance these borrowings, our results of operations and financial condition could be adversely affected.

We are a holding company and all of our operations are conducted through our subsidiaries. Our ability to pay dividends to you will depend on cash flow generated by our subsidiaries, which may be subject to limitations beyond our control.

As a holding company, our subsidiaries own all of our assets and conduct all of our operations. Accordingly, our ability to pay dividends to you will depend upon our receipt of dividends and other distributions from our subsidiaries. Furthermore, we have certain existing indebtedness, and may incur additional indebtedness or enter into other arrangements in the future, that contain terms that restrict or prohibit our subsidiaries from paying dividends, making other distributions and making loans to us. The restrictions on these subsidiaries’ ability to pay dividends to us have not to date had a material impact on our liquidity or our ability to pay dividends to our shareholders. However, we cannot assure you that the agreements governing our existing or future indebtedness will permit our subsidiaries to provide us with sufficient dividends or distributions or permit us to loan money or enter into other similar arrangements to fund dividend payments. To the extent our subsidiaries do not have funds available or are otherwise restricted from paying dividends to us, our ability to pay dividends to our stockholders will be adversely affected.

Interest rate fluctuations may have a material adverse effect on our business, results of operations, financial condition and cash flows. The discontinuation of U.S. dollar LIBOR may have an adverse effect on the interest rate payable under our credit facilities.

Indebtedness under the Senior Secured Credit Facilities and the ABL Facility bears interest at variable rates and we may incur additional variable interest rate indebtedness in the future. This exposes us to interest rate risk, and any interest rate swaps we enter into in order to reduce interest rate volatility may not fully mitigate our interest rate risk. If interest rates were to increase, our debt service obligations on the variable rate indebtedness would increase even if the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease.

In July 2017, the head of the United Kingdom Financial Conduct Authority announced the desire to phase out the use of LIBOR by the end of 2021. The First Lien Credit Agreement (as defined below) provides for the discontinuation of U.S. dollar LIBOR by including provisions broadly consistent with the “hardwired” approach recommended prior to the date of the Repricing Amendment by the Alternative Rates Reference Committee convened by the Federal Reserve Board. The “hardwired” approach provides for (i) a transition to a benchmark based on the secured overnight funds rate (“SOFR”) or another benchmark determined after giving regard to any recommendation by the Federal Reserve Board and any evolving or then-prevailing market convention for syndicated credit facilities and (ii) certain spread adjustments and other changes necessary to implement such replacement benchmark. The transition to a replacement benchmark is triggered by the earliest to occur of several events, including the cessation of publication of U.S. dollar LIBOR and the public announcement by the regulatory supervisor of the administrator of U.S. dollar LIBOR that U.S. dollar LIBOR is no longer representative. The ABL Credit Agreement (as defined below) provides for the discontinuation of U.S. dollar LIBOR by including provisions that require the administrative agent and the Borrower to endeavor to establish an alternative benchmark that gives due consideration to the then prevailing market convention for syndicated loans. Currently, it is not possible to determine with certainty the future utilization of U.S. dollar LIBOR or of any particular replacement benchmark. As such, the potential effect of any such event on our business, financial condition, cash flows and results of operations cannot yet be determined. However, any such event could have an adverse effect on our business, financial condition, cash flows and results from operations and could cause the market value of our common shares and/or debt securities to decline.

Risks Related to Our Common Stock and this Offering

There may not be an active, liquid trading market for our common stock.

Prior to this offering, there has been no public market for shares of our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on the NYSE or how liquid that market may become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you purchase. The initial public offering price of shares of our common stock is, or will be, determined by negotiation between us and the underwriters and may not be indicative of prices that will prevail following the completion of this offering. The market price of shares of our common stock may decline below the initial public offering price, and you may not be able to resell your shares of our common stock at or above the initial public offering price.

We expect that our stock price will fluctuate significantly, and you may not be able to resell your shares at or above the initial public offering price.

The trading price of our common stock is likely to be volatile and subject to wide price fluctuations in response to various factors, including:

•	market conditions in the broader stock market in general, or in our industry in particular;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	introduction of new products and services by us or our competitors;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	sales of large blocks of our stock;

•	additions or departures of key personnel;

•	regulatory developments;

•	litigation and governmental investigations; and

•	economic and political conditions or events.

These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

If securities or industry analysts do not publish research or reports about our business, or they publish inaccurate or unfavorable reports about our business, the price of our common stock and trading volume could decline.

The trading market for our common stock will also be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our stock price could decline.

If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our common stock could decline.

If our existing stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decrease significantly. The perception in the public market that our existing stockholders might sell shares of common stock could also depress our market price. Upon completion of this offering, we will have outstanding                  shares of common stock and options to purchase                  shares. Our directors, executive officers and additional other holders of our common stock will be subject to the lock-up agreements described in “Underwriting” and the Rule 144 holding period requirements described in “Shares Eligible for Future Sale.” After all of these lock-up periods have expired and the holding periods have elapsed,                  additional shares will be eligible for sale in the public market. The market price of shares of our common stock may drop significantly when the restrictions on resale by our existing stockholders lapse. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

Insiders will continue to have substantial control over us after this offering and could limit your ability to influence the outcome of key transactions and significant corporate matters.

As of                 , 2021, the Sponsor Group, our controlling shareholder, held approximately     % of our outstanding equity interests. Following the completion of this offering, our controlling shareholder will own approximately     % of our shares, and as such, will continue to be our controlling shareholder following the completion of this offering. As a result of its ownership of     % of our shares, the Sponsor Group will have the power to, among other matters, elect the members of our board of directors and decide upon certain major corporate transactions. Other matters requiring approval by the Sponsor Group pursuant to the Stockholders Agreement we will enter into in connection with this offering (the “Stockholders Agreement”) include certain amendments to our certificate of incorporation and bylaws, increasing or decreasing the size of our board of directors, removing and appointing our chief executive officer and chief financial officer and material changes to our lines of business. In addition, the Stockholders Agreement will provide that approval by the Sponsor Group is required for certain transactions in excess of $                 million, such as incurring debt, issuing equity, the declaration or payment of dividends on capital stock and any acquisition or disposition of any asset or business having consideration or fair value in excess of $                 million, including any transaction resulting in a change of control. The Sponsor Group will retain this control pursuant to the Stockholders Agreement as long as it owns or controls at least 25% of our outstanding common stock.

The Stockholders Agreement will require us to, among other things, for so long as the Sponsor Group is controlled by Brookfield and the Sponsor Group owns or controls at least: (i) 25% of the aggregate number of outstanding shares of our common stock, nominate a number of individuals designated by the Sponsor Group for election as directors (each a “Sponsor Director”) such that, upon the election of each such individual, the number of Sponsor Directors serving as directors of our company will be equal to a majority of the board of directors (including the chair of the board of directors), and (ii) between 15% and 24.99% of the aggregate number of outstanding shares of our common stock, nominate a number of Sponsor Directors such that, upon the election of each such individual, the number of Sponsor Directors serving as directors of our company will be equal to the greater of (x) 25% of the board of directors and (y) three directors.

In addition, certain of our directors may be employed by or otherwise affiliated with one or more entities forming the Sponsor Group. Although these directors attempt to perform their duties within each entity independently, such employment relationships and affiliations could give rise to potential conflicts of interest when a director is faced with a decision that could have different implications for the applicable entities. These potential conflicts could arise, for example, over matters such as the desirability of changes to our business and operations, funding and capital matters, regulatory matters, matters arising with respect to agreements with the Sponsor Group, board composition, employee retention or recruiting, labor, tax, employee benefit, indemnification and our dividend policy and declarations of dividends, among other matters.

Furthermore, our principal stockholders, directors and executive officers and entities affiliated with them will own approximately     % of the outstanding shares of our common stock after this offering. As a result, these stockholders, if acting together, would be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. The concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

We have opted out of Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”), which prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as board approval of the business combination or the transaction which resulted in such stockholder becoming an interested stockholder. However, our amended certificate of incorporation will contain similar provisions providing that we may not engage in such transactions, provided that the Sponsor Group and its affiliates and any of their respective direct or indirect transferees and any group as to which such persons are a party will not constitute “interested stockholders” for purposes of this provision. Therefore, the Sponsor Group will be able to transfer control of us to a third-party by transferring their shares of our common stock (subject to certain restrictions and limitations), which would not require the approval of our board of directors or our other stockholders.

We will be a “controlled company” within the meaning of the rules of the NYSE and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Upon closing of this offering, the Sponsor Group will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the board of directors consist of independent directors; and

•	the requirement that our compensation and governance committee be composed entirely of independent directors.

While the Sponsor Group controls a majority of the voting power of our outstanding common stock, we intend to rely on these exemptions and, as a result, will not have a majority of independent directors on our board of directors. In addition, we have opted to have a governance and compensation committee and such committee will not be fully independent. Upon the closing of this offering, we expect that seven of our 11 directors will not qualify as “independent directors” under the applicable rules of the NYSE. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

Some provisions of Delaware law and our certificate of incorporation and bylaws may deter third parties from acquiring us.

Our amended and restated certificate of incorporation and bylaws will provide for, among other things:

•	division of our board of directors into three classes of directors, with each class as equal in number as possible, serving staggered three-year terms;

•	at any time after the Sponsor Group, together permitted transferees, owns less than a majority of our outstanding common stock (the “Majority Ownership Requirement”), there will be:

•	restrictions on the ability of our stockholders to call a special meeting and the business that can be conducted at such meeting or to act by written consent;

•

supermajority approval requirements for amending or repealing provisions in the certificate of incorporation and bylaws including (i) the provision requiring a 66 2⁄3% supermajority vote for stockholders to amend our amended and restated bylaws, (ii) the provisions providing for a classified board of directors (the election and term of our directors), (iii) the provisions regarding resignation and removal of directors, (iv) the provisions regarding competition and corporate opportunities, (v) the provisions regarding entering into business combinations with interested stockholders, (vi) the provisions regarding stockholder action by written consent, (vii) the provisions regarding calling special meetings of stockholders, (viii) the provisions regarding filling vacancies on our board of directors and newly created directorships, (ix) the provisions eliminating monetary damages for breaches of fiduciary duty by a director, (x) the provision regarding forum selection and (xi) the amendment provision requiring that the above provisions be amended only with a 66 2⁄3% supermajority vote; and

•	the removal of directors for cause only upon the affirmative vote of the holders of at least 66 2⁄3% of the shares of common stock entitled to vote generally in the election of directors;

•	the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

•	the absence of cumulative voting in the election of directors; and

•	advance notice requirements for stockholder proposals.

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging future takeover attempts. These provisions could also make it more difficult for stockholders to nominate directors for election to our board of directors and take other corporate actions.

Our amended and restated certificate of incorporation will require exclusive forum in certain courts in the State of Delaware or the federal district courts of the United States for certain types of lawsuits that may have the effect of discouraging lawsuits against our directors and officers.

Our amended and restated certificate of incorporation will require, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or stockholders to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our bylaws or (iv) any action asserting a claim against us governed by the internal affairs doctrine will have to be brought in a state court located within the State of Delaware (or if no state court of the State of Delaware has jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. The foregoing provision will not apply to claims arising under the Securities Act, the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction.

In addition, our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder. We note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Although we believe these exclusive forum provisions benefit us by providing increased consistency in the application of Delaware law and federal securities laws in the types of lawsuits to which each applies, the exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers or stockholders, which may discourage lawsuits with respect to such claims. Further, in the event a court finds either exclusive forum provision contained in our amended and restated certificate of incorporation to be unenforceable or inapplicable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

We do not anticipate paying any cash dividends in the foreseeable future.

We currently intend to retain our future earnings, if any, for the foreseeable future, to fund the development and growth of our business. We do not intend to pay any dividends to holders of our common stock. Any future determination to pay dividends will be at the discretion of our board of directors, subject to applicable laws, and will depend on our results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant by our board of directors. If we issue any Mandatory Convertible Preferred Stock, no dividends may be declared or paid on our common stock unless accumulated and unpaid dividends on the Mandatory Convertible Preferred Stock have been declared and paid, or set aside for payment, on all outstanding shares of the Mandatory Convertible Preferred Stock for all preceding dividend periods. See “Dividend Policy.” As a result, capital appreciation in the price of our common stock, if any, will be your only source of gain on an investment in our common stock.

New investors in our common stock will experience immediate and substantial book value dilution after this offering.

The initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of our common stock. Dilution is the difference between the initial public offering price per share of common stock and the pro forma net tangible book value per share of common stock after this offering. If you purchase shares of common stock in this offering, you will incur immediate and substantial dilution in the amount of approximately $                 per share per share of common stock, based on the midpoint of the price range set forth on the cover of this prospectus. In addition, if we issue additional equity securities in the future, including to our employees and directors under our equity incentive plan, investors purchasing shares of common stock in this offering will experience additional dilution. See “Dilution.”

Concurrently with this offering, we are offering              shares of the Mandatory Convertible Preferred Stock, plus up to an additional              shares of the Mandatory Convertible Preferred Stock if the underwriters in that offering exercise their over-allotment option to purchase additional shares of Mandatory Convertible Preferred Stock in full.

Unless converted earlier as described below, each share of the Mandatory Convertible Preferred Stock will automatically and mandatorily convert on the mandatory conversion date into between                           and shares of our common stock, subject to certain anti-dilution and other adjustments. The number of shares of common stock issuable upon conversion will be determined based on the Average VWAP (as defined below) per share of our common stock over the 20 consecutive trading day period beginning on, and including, the 21st scheduled trading day immediately preceding the mandatory conversion date in accordance with the certificate of designations setting forth the terms of the Mandatory Convertible Preferred Stock (the “Certificate of Designations”). Assuming mandatory conversion based on an applicable market value of our common stock equal to the assumed initial public offering price of $             per share of common stock, which is the midpoint of the estimated offering price range shown on the cover page of this prospectus,              shares of our common stock (or              shares if the underwriters in the Concurrent Offering exercise their over-allotment option in full) are issuable upon conversion of the Mandatory Convertible Preferred Stock being offered in the Concurrent Offering, subject to anti-dilution, make-whole and other adjustments. At any time prior to the mandatory conversion date, holders of Mandatory Convertible Preferred Stock may elect to convert each share of the Mandatory Convertible Preferred Stock into shares of our common stock at the minimum conversion rate of shares of our common stock per share of the Mandatory Convertible Preferred Stock, subject to anti-dilution adjustments. If holders elect to convert any shares of the Mandatory Convertible Preferred Stock during a specified period beginning on the effective date of a fundamental change (as defined in the Certificate of Designations), such shares of the Mandatory Convertible Preferred Stock will be converted into shares of our common stock at an increased conversion rate and subject to additional payments and/or deliveries in respect of a fundamental change dividend make-whole amount and an accumulated dividend amount.

We may also choose to pay dividends on the Mandatory Convertible Preferred Stock in shares of our common stock, and the number of shares of common stock issued for such purpose will be based on the Average VWAP per share of our common stock over a certain period, subject to certain limitations described in the Certificate of Designations. See “Mandatory Convertible Preferred Stock Offering.”

Any of these issuances may dilute your ownership interest in us and any of these events or the perception that these conversions and/or issuances could occur may have an adverse impact on the price of our common stock.

The Mandatory Convertible Preferred Stock may adversely affect the market price of our common stock.

The market price of our common stock is likely to be influenced by the Mandatory Convertible Preferred Stock. For example, the market price of our common stock could become more volatile and could be depressed by:

•	investors’ anticipation of the potential resale in the market of a substantial number of additional shares of our common stock received upon conversion of the Mandatory Convertible Preferred Stock;

•	possible sales of our common stock by investors who view the Mandatory Convertible Preferred Stock as a more attractive means of equity participation in us than owning shares of our common stock; and

•	hedging or arbitrage trading activity that may develop involving the Mandatory Convertible Preferred Stock and our common stock.

Certain rights of the holders of the Mandatory Convertible Preferred Stock, if issued, could delay or prevent an otherwise beneficial takeover or takeover attempt of us.

Certain rights of the holders of the Mandatory Convertible Preferred Stock could make it more difficult or more expensive for a third party to acquire us. For example, if a fundamental change were to occur on or prior to                 , 2024, holders of the Mandatory Convertible Preferred Stock, if issued, may have the right to convert their Mandatory Convertible Preferred Stock, in whole or in part, at an increased conversion rate and will also be entitled to receive a fundamental change dividend make-whole amount and an accumulated dividend amount as described in the Certificate of Designations. These features of the Mandatory Convertible Preferred Stock could increase the cost of acquiring us or otherwise discourage a third party from acquiring us or removing incumbent management.

Our common stock will rank junior to the Mandatory Convertible Preferred Stock, if issued, with respect to the payment of dividends and amounts payable in the event of our liquidation, dissolution or winding-up of our affairs.

Our common stock will rank junior to the Mandatory Convertible Preferred Stock, if issued, with respect to the payment of dividends and amounts payable in the event of our liquidation, dissolution or winding-up of our affairs. Unless accumulated and unpaid dividends have been declared and paid, or set aside for payment, on all outstanding shares of the Mandatory Convertible Preferred Stock, if issued, for all preceding dividend periods, no dividends may be declared or paid on our common stock and we will not be permitted to purchase, redeem or otherwise acquire any of our common stock, subject to limited exceptions. In the event of our voluntary or involuntary liquidation, dissolution or winding-up of our affairs, no distribution of our assets may be made to holders of our common stock until we have paid to holders of the Mandatory Convertible Preferred Stock, if issued, a liquidation preference equal to $50.00 per share plus accumulated and unpaid dividends.

Holders of the Mandatory Convertible Preferred Stock, if issued, will have the right to elect two directors in the case of certain dividend arrearages.

Whenever dividends on any shares of the Mandatory Convertible Preferred Stock have not been declared and paid for the equivalent of six or more dividend periods, whether or not for consecutive dividend periods, the authorized number of directors on our board of directors will, at the next annual meeting of stockholders or at a special meeting of stockholders, if any, automatically be increased by two and the holders of such shares of the Mandatory Convertible Preferred Stock, if issued, voting together as a single class with holders of any and all of other series of our Voting Preferred Stock (as defined under “Mandatory Convertible Preferred Stock Offering”) then outstanding will be entitled, at our next annual meeting of stockholders or at a special meeting of stockholders, if any, to vote for the election of a total of two additional members of our board of directors, subject to certain terms and limitations. This right to elect directors will dilute the representation of the holders of our common stock on our board of directors and may adversely affect the market price of our common stock.

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

As a public company, we will be required to comply with SEC rules that implement Section 404 of the Sarbanes-Oxley Act and make a formal assessment of the effectiveness of our internal controls over financial reporting.

When evaluating our internal controls over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, our independent registered public accounting firm may issue an adverse opinion due to ineffective internal controls over financial reporting, and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could negatively affect our results of operations and cash flows.

We will be required to pay the Sponsor Group for certain tax benefits, and the amounts of such payments could be material.

We will enter into a tax receivable agreement with the Sponsor Group that will provide for the payment by us to the Sponsor Group of 85% of the amount of the tax savings that we and our subsidiaries are deemed to realize (which may exceed our actual tax savings) as a result of the utilization of tax attributes existing at the time of this offering. These tax attributes include net operating losses and tax basis in certain of our assets, in each case that relate to periods (or portions thereof) ending on or prior to the closing date of this offering and to which we will succeed as a result of certain internal restructuring transactions.

We expect that the payments we make under the tax receivable agreement could be material. Assuming no material changes in the relevant tax law, and that we and our subsidiaries earn sufficient income to realize the full tax benefits subject to the tax receivable agreement, we expect that future payments under the tax receivable agreement will aggregate to between $                 million and $                 million. Payments in accordance with the terms of the tax receivable agreement could have an adverse effect on our liquidity and financial condition.

In addition, under some circumstances, the tax receivable agreement will terminate and we will be required to make a payment equal to the present value of the expected future payments under the tax receivable agreement, including upon certain mergers, asset sales and other transactions constituting a “change of control” under the tax receivable agreement, if certain credit events described in the tax receivable agreement occur with respect to us, if we materially breach our obligations under the tax receivable agreement, or if the Sponsor Group elects to exercise its right after the fifteenth anniversary of this offering to terminate the tax receivable agreement. The amount of any such termination payment will be calculated under certain assumptions, including those relating to our and our subsidiaries’ future taxable income. In these situations, our obligations under the tax receivable agreement could have a material and adverse impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales or other “change of control” transactions.

To the extent that we are unable to make payments under the tax receivable agreement for any reason, such payments will be deferred and will accrue interest until paid, which could adversely affect our results of operations and could also affect our liquidity in periods in which such payments are made.

For additional information related to the tax receivable agreement, see “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

To the extent that we are unable to make payments under the tax receivable agreement for any reason, such payments will be deferred and will accrue interest until paid, which could adversely affect our results of operations and could also affect our liquidity in periods in which such payments are made.

For additional information related to the tax receivable agreement, see “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made statements under the captions “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Industry Overview” and in other sections of this prospectus that are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. Forward-looking statements contained in this prospectus include, among other things, statements relating to:

•	the impact of COVID-19 and its collateral consequences, including production slowdowns, extended disruption of economic activity in our business and lower economic expectations;

•	automotive vehicle production levels, mix and schedules;

•	the technological evolution of the battery and automotive industries;

•	competitiveness of the automotive battery market;

•	commodity prices;

•	our ability to respond to rapid technological changes;

•	our ability to timely develop competitive new products and product enhancements in a changing environment and the acceptance of such products and product enhancements by customers;

•

the potential impact of financial, economic, political and other risks related to conducting business internationally, including disruption of markets, changes in import and export laws, environmental, health and safety laws and regulations, currency restrictions and currency exchange rate fluctuations;

•

risks associated with operating in regulated industries, including our ability to comply with, and liabilities related to, applicable laws, including environmental, health and safety laws and regulations and competition laws, as well as our ability to successfully adapt to any changes in such laws and regulations;

•	the availability and market prices of raw materials and component products;

•	legislation restricting the use of certain hazardous substances in our products;

•	our reliance on third parties for important products and services;

•	the risks associated with our acquisition strategy and integrating acquisitions;

•	the risks associated with future acquisitions and new investments;

•	the extent to which we are able to efficiently utilize our global manufacturing facilities and optimize our capacity; and

•	our ability to service our substantial indebtedness.

These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled “Risk Factors.” In addition, even if results, level of activity, performance or achievements are consistent with the forward-looking statements contained in this prospectus, those results, level of activity, performance or achievements may not be indicative of results or developments in subsequent periods.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $                million, or approximately $                million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $ per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses.

We estimate that the net proceeds to us from the Concurrent Offering of the Mandatory Convertible Preferred Stock, if completed, will be approximately $             million, or approximately $             million if the underwriters exercise their over-allotment option to purchase additional shares of the Mandatory Convertible Preferred Stock in full, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

We intend to use the net proceeds to us from this offering and the Concurrent Offering of the Mandatory Convertible Preferred Stock, if it is completed, to (i) redeem approximately $             of the 2026 USD Secured Notes, (ii) redeem approximately $             of the 2025 Secured Notes, (iii) redeem approximately $             of the Unsecured Notes and (iv) repay approximately $             of outstanding indebtedness under the USD Term Loan. The 2026 USD Secured Notes bear interest at a rate of 6.250% per year, the 2025 USD Secured Notes bear interest at a rate of 6.750% per year and the Unsecured Notes bear interest at a rate of 8.500% per year. Amounts borrowed under the USD Term Loan are subject to interest at a rate per annum equal to an applicable margin plus, at our option, either (a) for base rate loans denominated in U.S. Dollars, a base rate determined by reference to the highest of (i) the rate last quoted by The Wall Street Journal (or, if such rate is not quoted by The Wall Street Journal, another national publication selected by the administrative agent in consultation with the Borrower) as the U.S. “Prime Rate” in effect on such day, (ii) the Federal Funds Effective Rate plus 0.50% per annum and (iii) the one month U.S. Dollar LIBOR rate (which shall not be less than 0.00%) plus 1.00% per annum or (b) for Eurodollar rate loans, a rate determined by reference to the highest of (i) the U.S. Dollar LIBOR rate (in the case of the USD Term Loan) or the EURIBOR rate (in the case of the Euro Term Loan) based on the interest period of the applicable borrowing and (ii) 0.00%. The applicable margin for the USD Term Loan is 2.25% per annum in the case of base rate loans and 3.25% per annum in the case of Eurodollar rate loans and the applicable margin for the Euro Term Loan is 3.25% per annum for EURIBOR rate loans. The 2026 USD Secured Notes will mature on May 15, 2026, the 2025 USD Secured Notes will mature on May 15, 2025, the Unsecured Notes will mature on May 15, 2027 and the USD Term Loan will mature on April 30, 2026.

Each $1.00 increase (decrease) in the public offering price per share would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions, by $                 million (assuming no exercise of the underwriters’ over-allotment option).

DIVIDEND POLICY

Following the consummation of this offering, we do not currently intend to pay dividends on our common stock. We currently intend to retain any future earnings to fund the development and expansion of our business, including further acquisitions, and, therefore, we do not anticipate paying cash dividends on our common stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors, subject to applicable laws, and will depend on our results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant by our board of directors. If we issue any Mandatory Convertible Preferred Stock, no dividends may be declared or paid on our common stock unless accumulated and unpaid dividends on the Mandatory Convertible Preferred Stock have been declared and paid, or set aside for payment, on all outstanding shares of the Mandatory Convertible Preferred Stock for all preceding dividend periods. See “Mandatory Convertible Preferred Stock Offering.”

CAPITALIZATION

The following table sets forth our cash, cash equivalents and capitalization as of March 31, 2021:

•	on an actual basis;

•	on an as adjusted basis to give effect to the Transactions; and

•	on an as further adjusted basis to reflect:

•

the sale by us of                  shares of common stock in this offering, at an assumed initial public offering price of $                 per share, the midpoint of the range set forth on the cover page of this prospectus, and the concurrent issuance of                  shares of the Mandatory Convertible Preferred Stock, assuming such offering is completed as described in this prospectus; and

•	the application of the net proceeds as described in “Use of Proceeds.”

This table should be read in conjunction with “Unaudited Pro Forma Financial Information,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated and combined financial statements and notes thereto included elsewhere in this prospectus.

	March 31, 2021
	Actual	As adjusted	As further adjusted
Cash and cash equivalents	$550	$	$

Long-term debt:
Dollar secured notes (1)	$1,500	$	$
Euro secured notes (1)(2)	821
Unsecured notes (1)	1,950
USD term loan (3)	3,963
Euro term loan (3)	2,217
Revolving facility (3)	—
ABL facility (3)	—
Other (4)	3
Total long-term debt (5)	10,454
Stockholders’ equity:
Mandatory Convertible Preferred Stock, $0.01 par value per share, shares authorized, shares outstanding actual and shares outstanding as adjusted (6)	—
Common stock, $0.01 par value per share, shares authorized, shares outstanding actual and shares outstanding as adjusted	—
Additional paid-in capital	—
Total stockholders’ equity (7)	$1,731	$	$

Total capitalization	$12,185	$	$

(1)

In connection with the Acquisition, our wholly-owned subsidiaries, Clarios Global LP (the “Borrower”) and Clarios US Finance Company, Inc. (the “Co-Borrower” and, together with the Borrower, the “Borrowers”) issued $1,000 million aggregate principal amount of the dollar secured notes, €700 million aggregate principal amount of the euro secured notes and $1,950 million aggregate principal amount of the unsecured notes. We used the net proceeds from the issuance of the notes to finance the Acquisition. See “Description of Material Indebtedness.”

(2)

Represents the U.S. dollar equivalent of the €700 million aggregate principal amount of euro secured notes. Euro secured notes are shown in U.S. dollars at an exchange rate of $1.1732 per €1.00, which was the exchange rate in effect on March 31, 2021.

(3)

In connection with the Acquisition, the Borrowers also entered into (i) senior secured credit facilities (the “Senior Secured Credit Facilities”), initially consisting of (x) borrowings of $6,409 million equivalent principal amount under a first lien term loan facility (the “Term Loan Facility”) consisting of (1) borrowings of $4,200 million under a U.S. Dollar denominated tranche (the “USD Term Loan”) with an effective interest rate of 3.359% as of March 31, 2021 and (2) borrowings of €1,955 million under a Euro denominated tranche (the “Euro Term Loan”) with an effective interest rate of 3.250% as of March 31, 2021 and (y) $750 million in aggregate commitments under a first lien revolving credit facility (the “Revolving Facility”) and (ii) $500 million in aggregate commitments under an asset based revolving credit facility (the “ABL Facility”). We used the proceeds of the borrowings under the Term Loan Facility and the ABL Facility to pay the cash consideration for the Acquisition and pay related fees and expenses. On March 5, 2020, the parties thereto entered into an incremental amendment to the ABL Facility pursuant to which the aggregate commitments were increased by $250 million to $750 million in the aggregate. As of March 31, 2021, approximately $750 million of additional borrowings were available under the Revolving Facility and $598 million were available under the ABL Facility (after giving effect to $73 million of outstanding letters of credit). See “Description of Material Indebtedness.”
(4)	Related to the VIE Transaction described in Note 2, “Acquisitions” of the notes to the consolidated financial statements included elsewhere in this prospectus.
(5)	Total debt excludes approximately $(241) million of capitalized debt issuance costs and approximately $50 million of finance leases.
(6)	Assuming the Concurrent Offering is completed as described in this prospectus.
(7)

In connection with the Transactions, we will enter into a tax receivable agreement with the Sponsor Group that provides for the payment to the Sponsor Group of 85% of the benefits, if any, that we realize as a result of certain tax attributes subject to the tax receivable agreement (including deductions for payments of imputed interest). We expect to record a $792 million undiscounted liability based on management’s estimate of the aggregate amount that it will pay to the Sponsor Group under the tax receivable agreement. This liability, when incurred, will result in an equivalent decrease of stockholders’ equity as a result of payments being made to the Sponsor Group. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

Each $1.00 increase (decrease) in the assumed initial public offering price of $                 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors and total consideration paid by all stockholders by approximately $                , assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) the total consideration paid by new investors and total consideration paid by all stockholders by $                , assuming the assumed initial public offering price of $                 per share of common stock remains the same, and after deducting estimated underwriting discounts and commissions.

DILUTION

Our pro forma net tangible book value as of                 , 2021 was $                 or $                 per share of common stock. Pro forma net tangible book value per share represents tangible assets, less liabilities, divided by the aggregate number of shares of common stock outstanding. After giving effect to the sale by us of the                  shares of common stock in this offering, at an assumed initial public offering price of $                 per share, the midpoint of the range set forth on the cover page of this prospectus, and the concurrent issuance of                  shares of the Mandatory Convertible Preferred Stock, assuming the Concurrent Offering is completed as described in this prospectus, and the receipt and application of the net proceeds, our pro forma net tangible book value as of                 , 2021 would have been $                 or $                 per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $                 per share and an immediate dilution to new investors of $                 per share. Dilution per share represents the difference between the price per share to be paid by new investors for the shares of common stock sold in this offering and the pro forma net tangible book value per share immediately after this offering. The following table illustrates this per share dilution:

Assumed initial public offering price		$
Pro forma net tangible book value per share	$
Increase in pro forma net tangible book value per share attributable to new investors
Pro forma net tangible book value per share after offering

Dilution per share to new investors		$

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. A $1.00 increase (decrease) in the assumed initial public offering price of $                 per share of common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $                 per share and increase (decrease) the immediate dilution to new investors by $                 per share, in each case assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. Similarly, each increase of 1,000,000 shares in the number of shares of common stock offered by us would increase our pro forma as adjusted net tangible book value by approximately $                 per share and decrease the dilution to new investors by approximately $                 per share, and each decrease of 1,000,000 shares in the number of shares of common stock offered by us would decrease our pro forma as adjusted net tangible book value by approximately $                 per share and increase the dilution to new investors by approximately $                 per share, in each case assuming the assumed initial public offering price of $                 per share of common stock remains the same, and after deducting estimated underwriting discounts and commissions.

The following table sets forth, on a pro forma basis, as of                 , 2021, the number of shares of common stock purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by the new investors, at an assumed initial public offering price of $                 per share, the midpoint of the range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors
Total		100%		$	100%		$

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following Unaudited Pro Forma Consolidated Financial Information of Clarios consists of the Unaudited Pro Forma Consolidated Statement of Income (Loss) for the year ended September 30, 2020 and the six months ended March 31, 2021, and the Unaudited Pro Forma Consolidated Statement of Financial Position as of March 31, 2021. The Unaudited Pro Forma Consolidated Financial Information reported below should be read in conjunction with our historical audited consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this information statement.

The Unaudited Pro Forma Consolidated Financial Information has been prepared in accordance with Article 11 of the SEC’s Regulation S-X. In May 2020, the SEC adopted Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses”, or the “Final Rule”. The Final Rule became effective on January 1, 2021 and the Unaudited Pro Forma Consolidated Financial Information is presented in accordance therewith.

The Unaudited Pro Forma Consolidated Financial Information presented below has been derived from our historical audited consolidated financial statements included elsewhere in this prospectus. The pro forma adjustments include transaction accounting adjustments in accordance with U.S. GAAP to illustrate the effects of the following transactions:

•	the effects of the Tax Receivable Agreement, as described under “Certain Relationships and Related Party Transactions—Tax Receivable Agreement;”

•	the partial repayment of existing debt from net proceeds received under the offering; and

•

a provision for corporate income taxes on the income attributable to Clarios as a result of the incorporation of Clarios International Inc. as an indirect parent of Clarios Global LP, inclusive of all U.S. federal, state, and local income taxes.

The Unaudited Pro Forma Consolidated Financial Information as if each of the foregoing transactions had been completed as of March 31, 2021 with respect to the unaudited pro forma consolidated balance sheet as of March 31, 2021 and as of October 1, 2019 with respect to the unaudited pro forma consolidated statement of income (loss) for the year ended September 30, 2020 and the six months ended March 31, 2021.

The pro forma adjustments are based on currently available information and certain estimates and assumptions. Our management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions described above, as contemplated, and the pro forma adjustments give appropriate effect to those assumptions. This information is for illustrative purposes only and does not purport to represent what Clarios’ financial position and results of operations actually would have been had the offering and related transactions occurred on the dates indicated, or to project Clarios’ financial performance for any future period. The Unaudited Pro Forma Consolidated Financial Information is based on information and assumptions which are described in the accompanying notes.

The Unaudited Pro Forma Consolidated Financial Information and the related notes should be read in conjunction with “Risk Factors,” “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Party Transactions” and our audited consolidated and combined financial statements and the related notes included elsewhere in this prospectus.

CLARIOS INTERNATIONAL INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME (LOSS)

FOR THE SIX MONTHS ENDED MARCH 31, 2021

(in millions)

	Historical Clarios Global LP	Transaction Accounting Adjustments		Note Ref		Pro Forma Clarios International Inc.
Net sales	$4,499	$				$4,499
Cost of sales	3,581					3,581

Gross Profit	918					918

Selling, general and administrative expenses	(455)					(455)
Equity income	45					45
Restructuring and impairment costs	(253)					(253)
Net financing charges	(366)		69	(b	)	(297)

Income (loss) before income taxes	(111)		69			(42)
Income tax provision (benefit)	137		(109)	(c	)	28

Net income (loss)	(248)		178			(70)
Income (loss) attributable to noncontrolling interests	1					1

Net income (loss) attributable to the Company	$(249)		$178			$(71)

Earings (loss) per share
Basic and diluted	n/a			(g	)
Weighted-average shares outstanding	n/a			(g	)

See accompanying notes to the Unaudited Pro Forma Consolidated Financial Information

CLARIOS INTERNATIONAL INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME (LOSS)

FOR THE YEAR ENDED SEPTEMBER 30, 2020

(in millions)

	Historical Clarios Global LP	Transaction Accounting Adjustments		Note Ref		Pro Forma Clarios International Inc.
Net sales	$7,602	$				$7,602
Cost of sales	6,405					6,405

Gross Profit	1,197					1,197

Selling, general and administrative expenses	(936)					(936)
Equity income	48					48
Restructuring and impairment costs	(11)					(11)
Net financing charges	(717)		130	(b	)	(587)

Income (loss) before income taxes	(419)		130			(289)
Income tax benefit	(17)		(76)	(c	)	(93)

Net income (loss)	(402)		206			(196)
Income (loss) attributable to noncontrolling interests	(3)					(3)

Net income (loss) attributable to the Company	$(399)		$206			$(193)

Earnings (loss) per share
Basic and diluted	n/a			(g	)
Weighted-average shares outstanding	n/a			(g	)

See accompanying notes to the Unaudited Pro Forma Consolidated Financial Information

CLARIOS INTERNATIONAL INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF MARCH 31, 2021

(in millions)

	Historical Clarios Global LP	Transaction Accounting Adjustments		Note Ref	Pro Forma Clarios International Inc.
Assets
Cash and cash equivalents	$550				$550
Accounts receivable—net	1,116				1,116
Inventories	1,388				1,388
Other current assets	256				256

Current assets	3,310				3,310

Operating lease right-of-use assets	86				86
Property, plant and equipment—net	3,281				3,281
Goodwill	1,787				1,787
Other intangible assets—net	5,817				5,817
Equity method investments	764				764
Noncurrent income tax assets	163		256	(d)	419
Other noncurrent assets	42				42

Total assets	$15,250		$256		$15,506

Liabilities and Equity
Short-term debt	$9				$9
Current portion of long-term debt	51	$			51
Operating lease—current liabilities	33				33
Accounts payable	1,159				1,159
Accrued compensation and benefits	140				140
Accrued interest	115				115
Other current liabilities	505				505

Current liabilities	2,012				2,012

Long-term debt	10,212		(1,711)	(b)	8,501
Operating lease—noncurrent liabilities	54				54
Pension and postretirement benefits	211				211
Noncurrent income tax liabilities	847		(98)	(d)	749
Other noncurrent liabilities	183				183
Amounts payable pursuant to Tax Receivable Agreement	—		792	(a)	792

Long-term liabilities	11,507		(1,017)		10,490

Common stock (par value $0.01)	—		—	(e)	—
Additional paid-in capital	—		3,389	(f)	3,389
Parent company investment	1,927		(1,927)	(e)	—
Accumulated deficit	—		(189)	(b)	(189)
Accumulated other comprehensive loss	(206)		—		(206)

Equity attributable to the Company	1,721		1,273		2,994
Noncontrolling interest	10		—		10

Total equity	1,731		1,273		3,004

Total liabilities and stockholders’ equity	$15,250		$256		$15,506

See accompanying notes to the Unaudited Pro Forma Consolidated Financial Information

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The accompanying consolidated financial statements have been prepared from Clarios’ historical accounting records and include the following unaudited pro forma adjustments as of March 31, 2021 and for the six months ended March 31, 2021 and the year ended September 30, 2020.

Note 1: Transaction Accounting Adjustments

This note should be read in conjunction with other notes in the Unaudited Pro Forma Consolidated Financial Statements. Adjustments included in the column under the heading “Transaction Accounting Adjustments” represent the following:

(a)

As described in greater detail in the section entitled “Certain Relationships and Related Party Transactions—Tax Receivable Agreement,” prior to the completion of this offering we will enter into a tax receivable agreement with the Sponsor Group. The agreement provides for the payment to the Sponsor Group of 85% of the benefits, if any, that we realize as a result of certain tax attributes subject to the tax receivable agreement (including deductions for payments of imputed interest) and is effective upon the completion of this offering.

The tax receivable agreement will be accounted for as a liability, with amounts accrued upon the agreement’s effective date as payments under the agreement are expected to be both probable and reasonably estimable as of that date. We expect to record a $792 million undiscounted liability based on management’s estimate of the aggregate amount that it will pay to the Sponsor Group.

Management’s estimate is based on an analysis that compares the Company’s assumed income tax liability with its hypothetical liability had we not been able to utilize the Covered Tax Benefits (as defined within “Certain Relationships and Related Party Transactions—Tax Receivable Agreement”), giving effect to the Transactions undertaken for this offering including the recognition of deferred tax assets pertaining to operations that will be subject to Canadian and U.S. income taxation as more fully discussed in (c) below. Payments under the tax receivable agreement will not result in any future tax benefits for the Company. The Company will continue to make payments until all such Covered Tax Benefits have been realized or expire. Based on existing tax law and projections of taxable income, the Company estimates the liability will be substantially paid within a period of approximately 15 years from the date of this offering. The actual period over which the Company is required to make payments under the tax receivable agreement is subject to various uncertainties, including changes in tax law and fluctuations in taxable income throughout duration of the tax receivable agreement, and may materially differ from the Company’s current estimate.

(b)	Reflects the following:

i.

Adjustments to long-term debt to reflect the use of net proceeds from this offering to repay outstanding indebtedness of $1,772 million, including $450 million of the 6.25% 2026 USD Secured Notes, $200 million of the 6.75% 2025 Secured Notes, $975 million of the 8.50% Unsecured Notes, and $147 million of the 4.47% USD Term Loan as of October 1, 2019, net of a reduction to previously deferred financing fees of approximately $61 million.

ii.	Adjustments to accumulated deficit for an early debt repayment penalty of $128 million and write-off of previously deferred financing fees of approximately $61 million.

iii.	An adjustment to interest expense assuming the outstanding indebtedness had been repaid as of October 1, 2019.

(c)

As noted throughout this registration statement, prior to the organizational transactions undertaken for this offering, the Company includes certain pass through entities for purposes of Canadian and U.S. income taxation and, therefore, no income taxes are reflected in the historical financial statements for those entities. As a result of the organizational transactions, these entities are now directly subject to

U.S. income taxation, thus, the pro forma statements of income reflect a tax benefit on pre-tax losses for U.S. federal, state and local income tax purposes. A U.S. federal and blended state statutory tax rate of approximately 24%, which was calculated assuming the U.S. federal rate currently in effect and the highest statutory rates apportioned to each applicable state and local jurisdiction, has been applied to the U.S. pre-tax losses to reflect the additional estimated income tax benefits. This U.S. federal and blended state statutory tax rate was applied in each reporting period and does not reflect the Company’s global effective tax rate, which includes other tax adjustments, such as foreign taxes and other tax charges or benefits, and does not take into account any historical or possible future tax events that may impact the Company. Further, the pro forma statements of income reflect adjustments for any income tax effects of pre-tax adjustments and additional impacts attributable to the organizational transactions, including certain tax benefits on net financing expenses.

(d)

Reflects an increase in deferred tax assets and a decrease in deferred tax liabilities related to tax benefits from future deductions attributable to the organizational transactions and offering, with an offsetting increase to additional paid-in capital. The Company determined the deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using the enacted tax rates in effect for the year in which the differences are expected to reverse. As noted in (c) above, the Company was previously not subject to U.S. income taxation. As such, most of the deferred tax adjustments relate to the recording of U.S. net deferred tax assets including net operating losses and tax basis in certain depreciable and amortizable assets. Additionally, net deferred taxes have increased to reflect certain tax carryovers associated with net financing expenses. At this time, the Company considers it more likely than not that it will have sufficient taxable income in the future that will allow it to realize these deferred tax assets.

(e)

On issuance, the Parent company investment in Clarios will be re-designated as Clarios Shareholders’ Equity and will be allocated between shares of our common stock and additional paid in capital based on the number of shares of common stock outstanding at the issuance date.

(f)	Reflects the adjustments to additional paid-in capital resulting from the Transactions, calculated as follows (in millions):

Net adjustment from recognition of tax receivable agreement liability, see note (a)	$(792)
Net adjustment from recognition of deferred tax, see note (d)	354
Reclassification of parent company investment to additional paid in capital, see note (e)	1,927
Portion of shareholder’s equity over par value related to net proceeds from this offering	1,900
Additional paid-in capital	$3,389

(g)

Pro forma basic and diluted loss per share and pro forma weighted-average basic and diluted shares outstanding for the six months ended March 31, 2021 and the year ended September 30, 2020 reflect the number of shares of Clarios common stock that are expected to be outstanding upon completion of the offering.

We refer to the transactions related to this offering collectively as the “Transactions.”

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information should be read together with the information under the headings “Basis of Presentation and Other Information,” “Summary—Summary Historical Consolidated and Combined and Unaudited Pro Forma Financial and Other Data,” “Capitalization” and “Unaudited Pro Forma Financial Information” and our consolidated and combined financial statements and the notes related thereto included elsewhere in this prospectus. The following discussion and analysis of our financial condition and results of operations contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those set forth under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” Actual results may differ materially from those contained in any forward-looking statement.

In order to provide a more meaningful basis for comparing the results of operations for the year ended September 30, 2020 to the corresponding prior year periods, we have presented financial information for the year ended September 30, 2019 by combining financial information for our Successor period (the five months ended September 30, 2019) and our Predecessor period (the seven months ended April 30, 2019). We believe that describing certain year-over-year variances and trends for the year ended September 30, 2020 as compared to the corresponding prior year periods without regard to the concept of Successor and Predecessor (i.e., on a combined basis) facilitates a meaningful analysis of our results of operations and is useful in identifying current business trends. The combined results represent the sum of the reported amounts for the Predecessor period for the seven months ended April 30, 2019 and the Successor period for the five months ended September 30, 2019. These combined results are not considered to be prepared in accordance with U.S. GAAP and have not been prepared as pro forma results under applicable regulations. The combined operating results may not reflect the actual results we would have achieved absent the Acquisition and may not be indicative of future results. The year ended September 30, 2020, which is the most recent annual period shown, reflects a full year of the Successor business results. See “—Factors Affecting the Comparability of Our Results of Operations—The Acquisition.”

Overview

Clarios is one of the world’s largest suppliers of energy storage solutions. We design and manufacture advanced, low-voltage battery technologies for global mobility and industrial applications, offering reliability, safety and comfort to everyday lives. Our batteries power cars, commercial vehicles, motorcycles, marine vehicles, powersports vehicles and industrial products. In our core low-voltage mobility battery markets, we are the only global manufacturer and are significantly larger than our nearest competitor by revenue. We believe we are unique in terms of our global capabilities, with the number one market position in both the Americas and EMEA, and the number three market position in Asia. The majority of demand for our products comes from the aftermarket channel, driven by consumer replacements. We sell more than 140 million batteries annually that are distributed to OEM and aftermarket customers in over 140 countries. Our scale, global footprint and vertical integration allow us to operate with a best-in-class cost structure, lead the industry in technological innovation and deliver greater value to customers and consumers. We have established one of the world’s most successful examples of a circular economy. We design, manufacture, transport, recycle and recover the materials in vehicle batteries using a closed-loop system. Our batteries are designed so that up to 99% of the materials can be responsibly recovered, recycled and repurposed directly into new batteries.

Our batteries provide reliable, low-voltage power to a full range of propulsion technologies and will remain critical with the transition of the global transportation network from ICE to hybrid and EVs. Our batteries support a range of functions critical to vehicle performance ranging from the more traditional roles of engine starting and ignition and supporting key-off loads, to more demanding emerging functions such as start-stop, ADAS, over-the-air software updates and autonomous driving. Importantly, our batteries provide the fail-safe power required to support electric and AVs. Our advanced products are well-positioned to enable the increasing electrical load requirements seen in nearly all vehicles entering the market today, and especially the technologies of start-stop, EV and AV, which require more robust, advanced energy solutions. We believe the battery mix shift towards higher-margin advanced products represents a significant opportunity for Clarios as we deliver a compelling value proposition to our consumers by combining advanced technology solutions for mission critical systems with a lower cost solution than competing technologies.

Our product portfolio includes SLI and Advanced Batteries, which include EFB and AGM. We believe our products have differentiating factors, such as PowerFrame, which reduces lead usage and bolsters corrosion resistance, our patented EFB design and our certified non-spillable AGM batteries. We also develop and manufacture low-voltage lithium-ion battery technologies for select markets. We distribute our products primarily through the aftermarket and OEMs. We sell our products through a number of well-recognized global and regional brands such as VARTA®, LTH®, Heliar®, OPTIMA®, Delkor® and MAC® Batteries. Principally outside of North America we go to market with these owned brands which, based on consumer awareness studies, are consistently #1 or #2 in nearly every major market in which we participate. We also provide private label brands to our aftermarket customers including DieHard, Interstate, Duralast, Bosch and EverStart.

For the twelve months ended September 30, 2020, approximately 80% of our unit volume and an even larger share of our gross profit was generated through the replacement aftermarket channel. In the automotive market, our batteries have an average life of three to six years and the battery is replaced, on average, two to four times over a vehicle’s useful life, depending on the battery technology, application, driving habits and geography. Given aftermarket customers require not only a high-quality product but also outstanding service and support, we deliver value far beyond the supply of batteries. We have developed deep channel partnerships and have longstanding relationships with large domestic and international aftermarket customers such as Interstate, AutoZone, Bosch, Advance Auto Parts, Walmart and LKQ, serving as a critical partner in one of their largest and most important sales categories. We operate an entire logistics network for battery delivery (in some cases, direct to store) and for the return of spent batteries to be recycled, often through our owned recycling network. We benefit from our scale and technology developed with OEMs, which allow us to deliver a high level of expertise to the replacement channel, including training, technical and system expertise and category management. Our scale also allows us to fulfill store level demand in a timely fashion and at competitive cost. These differentiators are increasingly important as the complexity of monitoring and installing Advanced Batteries continues to rise. Additionally, we continue to innovate around aftermarket distribution through point of sale and digital channels, particularly in China.

The remaining roughly 20% of our unit volume is generated through the OEM channel, which is comprised of sales to major car, commercial vehicle, motorcycle, marine, powersports vehicle and industrial manufacturers globally. Our capabilities and expertise have also positioned us as the partner of choice for our OEM customers, including Ford Motor Company, General Motors Company, Volkswagen, Tesla, Inc., BYD Auto Co., Ltd, Li Auto Inc., The Daimler Motor Company Limited, BMW, PACCAR Inc., Polaris, Toyota Motor Corporation and Caterpillar Inc. Our OEM business is driven by global demand for new vehicles and equipment but serves as a key driver of our future aftermarket replacement business. Our focus is to be sourced as “first fit” with both leading traditional OEMs and emerging EV OEMs globally, which in turn bolsters our replacement business in the aftermarket channel. Our customers look to us to provide low-voltage systems integration expertise and drive technological innovation. We work closely with OEMs during development of future platform launches, designing energy storage technologies that will cost-effectively help them meet increasing environmental, safety and vehicle electrification requirements. Our leading global position in the OEM channel allows us to collaborate with a wide range of customers in bringing to market new technologies that can support and accelerate advancements in powertrain technology and autonomy. In addition, our global footprint allows us to serve OEMs with the same product in multiple regions with localized production, which simplifies their procurement processes on global vehicle platforms. No customer accounted for more than 10% of total volume for the twelve months ended September 30, 2020.

Material Trends Affecting Our Results of Operations

COVID-19

In December 2019, a novel strain of coronavirus SARS-CoV-2, causing a disease referred to as COVID-19, was reported in Wuhan, China. The coronavirus has since spread to, and infections have been found in, the vast majority of countries around the world, including the United States and throughout EMEA. In March 2020, the World Health Organization recognized the COVID-19 outbreak as a pandemic based on the global spread of the disease, the severity of illnesses it causes and its effects on society. In response to the COVID-19 outbreak, the governments of many countries, states and cities have imposed and re-imposed from time to time preventative or protective actions, such as imposing restrictions on travel and business operations, and advising or requiring individuals to limit or forego their time outside of their homes. Accordingly, the COVID-19 outbreak has severely restricted the level of economic activity in many countries, and continues to adversely impact global economic activity and has contributed to significant volatility in financial markets.

The Company’s operating performance is subject to global economic and market conditions, including their impacts on the global automotive industry. During the year ended September 30, 2020, the COVID-19 outbreak adversely impacted the Company’s operational and financial performance, primarily due to lower sales volumes to our OEM customers, many of whom have experienced temporary shut-downs, and to a lesser extent our aftermarket customers due to temporary store closures and a reduction in purchases due to stay at home orders. We also experienced operational inefficiencies as we adjusted production levels to align with changing market demand and, in response to regulatory requirements, implemented enhanced safety measures to protect the health of our employees. During the disruption caused by COVID-19, we have managed our balance sheet prudently and have maintained appropriate liquidity, refer to “Liquidity and Capital Resources” and “Liquidity Outlook” for further information.

The extent of the future impact of the COVID-19 outbreak on the Company’s operational and financial performance will depend on certain developments, including the duration, intensity and continued spread of the pandemic, including new variants and virus strains, regulatory and private sector responses, which may be precautionary, the development and availability of vaccines and the impact to the Company’s customers, workforce and vendors, all of which are uncertain and cannot be predicted. The Company’s financial condition and results could also be impacted by significant changes in commodity prices, foreign currency exchange rates and interest rates that may result from volatility in the economic and financial markets as a result of the COVID-19 pandemic. We currently expect that the COVID-19 pandemic may negatively impact our financial condition and results of operations in future periods. While we have seen positive trends of recovery in the aftermarket as the easing of mobility restrictions progresses across our geographies, such trends could reverse as COVID-19 outbreaks recur in certain areas, and we currently expect OEM market disruption to adversely affect OEM volumes for the year ending September 30, 2021. Changing market conditions may also affect the estimates and assumptions made by management. Such estimates and assumptions affect, among other things, the Company’s goodwill, long-lived asset and indefinite-lived intangible asset valuations; equity investment valuations; valuation of deferred income taxes and income tax contingencies; measurement of compensation cost for certain cash bonus plans; and pension plan assumptions. Events and changes in circumstances arising in future periods, including those resulting from the impacts of COVID-19, will be reflected in management’s estimates for future periods.

Technological Changes

Our business is impacted by technological changes in the battery and automotive markets in the geographic segments in which we operate. Increasing electrical loads in new vehicles have led to a shift from conventional flooded batteries to advanced lead-acid batteries. In turn, we have invested in new product and process technologies and have expanded product offerings to AGM and EFB technologies that power start-stop vehicles, as well as lithium-ion battery technology for certain hybrid and EVs. Advanced lead-acid batteries have represented an increasing portion of our product mix over time (particularly in EMEA and Asia, where demand for Advanced Batteries has increased) with two primary effects to our results: (i) net sales and gross profit have improved faster than volume growth as these batteries offer both price and profitability advantages compared to conventional flooded batteries, and (ii) our capital expenditures have increased in order to increase production capacity for AGM and EFB batteries to meet increased demand. Between September 30, 2014 and September 30, 2020, our capital expenditures related to AGM and EFB batteries totaled approximately $472 million. As a result, we have experienced increasing depreciation costs. We currently expect elevated capital expenditures related to AGM and EFB batteries to continue.

Growth in Asia

Over two billion people in Asia are expected to enter the middle class by 2030 according to The Brookings Institution. For the year ended September 30, 2020, approximately 11% of our net sales were in Asia. We expect this business to grow as more customers in Asia enter the middle class and purchase vehicles, as growth in our business has historically been driven by increasing volume in these markets. In response to this trend, we have invested approximately $277 million between September 30, 2016 and September 30, 2020 in an effort to expand our capacity in the region.

Seasonality

Our business is impacted by seasonal factors, as aftermarket replacements are highest in the winter months. Our net sales reflect our channel partners’ stocking patterns to meet this increased demand, and have historically been greatest between our fourth and first fiscal quarters (late summer through early winter). Global climate change may impact the seasonality of our business as the demand for our products, such as automotive replacement batteries, may be affected by unseasonable weather conditions.

Lead Price Volatility

The price volatility of lead as traded on the London Metal Exchange has several impacts on our business:

•

In the Americas aftermarket, we operate a closed-loop system through which we typically collect one spent battery core for every new battery we sell. This effectively minimizes the impact of lead pricing on our margins.

•

In other segments and channels, we typically treat lead as a pass-through cost to our customers with a lag between the price we charge our customers and the market price of lead to match the cost of lead reflected in our cost of goods sold. This practice minimizes, but does not eliminate, the impact of lead price volatility on our profits in these geographic segments and channels. When lead prices are particularly volatile, we experience volatility in our net sales and margins.

•

In addition, during periods of high lead price volatility, some customers may shift buying patterns, pulling ahead purchases in anticipation of higher lead prices in the future or delaying purchases in anticipation of lower lead prices in the future. If lead prices continue to be volatile and our customers shift buying patterns in this manner, our quarterly results may be volatile and, consequently, it may be difficult to compare results on a quarter-to-quarter basis.

Factors Affecting the Comparability of Our Results of Operations

As a result of a number of factors, our historical results of operations may not be comparable from period to period or going forward. Set forth below is a brief discussion of the key factors impacting the comparability of our results of operations.

The Acquisition

On April 30, 2019, the Power Solutions Business of JCI was acquired by Clarios International LP (“Holdings”). As a result of the Acquisition, a new basis of accounting was created on May 1, 2019. The audited consolidated and combined financial statements as of and for the year ended September 30, 2018 and as of and for the seven month period ended April 30, 2019, which are included elsewhere in this prospectus, are referred to therein as “Predecessor” combined financial information. The consolidated results of operations and cash flows of the Company beginning on May 1, 2019 and the consolidated financial position of the Company as of balance sheet dates subsequent to April 30, 2019 are referred to therein as “Successor” consolidated financial information.

The Predecessor and Successor financial information presented herein is not comparable primarily due to the fact that the Successor financial information reflects:

•

The application of acquisition accounting as of May 1, 2019, as further described in Note 2, “Acquisitions,” to the audited consolidated and combined financial statements included elsewhere in this prospectus, which requires the acquirer to reflect the fair value of the net assets acquired in a business combination as of the date of acquisition which often exceeds the net assets’ carrying value on the acquired business’s financial statements. As a result of applying acquisition accounting, the carrying value of the Successor’s net assets exceeds the carrying value of the Predecessor’s net assets on the consolidated statement of financial position. The most significant implications to the consolidated statements of income (loss) for the Successor periods due to the application of acquisition accounting are increased depreciation and amortization expense;

•

Additional debt and interest expense associated with debt financing arrangements entered into in connection with the Acquisition, as further described in Note 8, “Debt and Financing Arrangements,” to the audited consolidated and combined financial statements included elsewhere in this prospectus; and

•	Certain pass-through entities for purposes of Canadian and U.S. income taxation and, therefore, no income taxes are reflected in the Successor financial statements for those entities.

The Transactions

In connection with this offering, we intend to enter into the Transactions. As a result, our results of operations in the future may not be directly comparable to the historical results presented in this prospectus. For more information see “Unaudited Pro Forma Financial Information.”

How We Assess Our Performance

We use Total Adjusted EBITDA to analyze and evaluate the performance of our business and to provide a greater understanding with respect to our results of operations, including within each of our segments. We believe that Total Adjusted EBITDA is an important measure that excludes many of the costs associated with our existing capital structure and excludes costs that management believes do not reflect our ongoing operating performance. Accordingly, Total Adjusted EBITDA is a key metric that management uses to assess the period-to-period performance of our core business operations and our segments.

Total Adjusted EBITDA helps to identify trends in the performance of our core ongoing operations by excluding the effects related to (i) non-cash items, (ii) costs and charges that do not relate to our ongoing operations, and (iii) certain other adjustments. We believe that presenting Total Adjusted EBITDA enables investors to assess our performance from period to period using the same metric utilized by management and to evaluate our performance relative to other companies that are not subject to such factors. See Note 19, “Segment Information,” of the notes to the audited consolidated and combined financial statements included elsewhere in this prospectus for further information and “—Total Adjusted EBITDA and Indenture EBITDA” for a reconciliation of Total Adjusted EBITDA to net income (loss) for the given period.

Total Adjusted EBITDA may not be comparable to similar measures used by other companies. Total Adjusted EBITDA is a non-U.S. GAAP financial measure. It has important limitations as analytical tools and you should not consider it in isolation or as substitutes for analysis of our financial performance as reported under U.S. GAAP and should not be considered as alternatives to net income or any other performance measures derived in accordance with U.S. GAAP as measures of operating performance or as alternatives to cash flow from operating activities as measures of our liquidity.

Because of these limitations, Total Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our U.S. GAAP results and using Total Adjusted EBITDA only for supplemental purposes.

Components of Results of Operations

Net Sales

Net sales consist of gross sales less sales adjustments related to provisions for customer returns, allowances and rebates. Net sales are derived from sales of lead-acid and lithium-ion batteries to customers globally. We have generally been able to increase the average prices of our products in the low single digit percentages on an annual basis. During economic downturns, the annual increase in such prices has generally been in the mid-single digit percentages.

The Company services both automotive OEM and the battery aftermarket by providing Advanced Battery technology. The Company’s revenue is generated through the manufacture and sale of automotive battery products, of which the delivery of goods ordered typically represents the Company’s sole performance obligation with respect to distinct goods and services offered to customers. The Company recognizes revenue at the point in time when control over the goods transfers to the customer as specified by the shipping terms agreed upon with the customer.

Cost of Sales

Our cost of sales consists of costs relating to battery production, battery recycling and logistics. Battery production costs consist of the costs of (i) procuring raw materials (primarily lead, polypropylene, separators and sulfuric acid), (ii) component manufacturing and (iii) direct and indirect conversion costs. Battery recycling costs consist of costs associated with recycling used batteries, including those relating to collecting used batteries, tolling contracts with secondary lead smelting companies, breaking and separation, and smelting. Logistics costs consist of costs related to shipping (i) raw materials to component plants, assembly plants and smelters, (ii) components to assembly plants and dry unformed batteries to fill and form facilities (primarily in North America), and (iii) finished batteries to distribution centers and to aftermarket customers.

Selling, General and Administrative Expenses

SG&A expenses include salaries and benefits of our commercial organizations and administrative functions, marketing and commission costs, engineering and product development costs, and administrative costs at the regional and global headquarter level.

Restructuring and Impairment Costs

To better align its resources with its growth strategies and reduce the cost structure of its global operations to address dynamics in certain underlying markets, the Company commits to restructuring plans as necessary, which may include workforce reductions, global plant closures and consolidations, asset impairments and other cost-reduction initiatives.

Net Financing Charges

Net financing charges primarily relate to net interest expense, banking and factoring fees, and net foreign exchange results for financing activities.

Equity Income

Equity income primarily relates to our share of non-consolidated, partially-owned affiliates. Investments in partially-owned affiliates for which the Company exercises significant influence but does not have control are accounted for by the equity method. We own portions of battery manufacturers in countries and regions where we do not own plants, and businesses engaged in the distribution of lead-acid batteries.

Income Tax Provision

The Predecessor income tax provision in the combined statements of income was calculated as if the Company filed separate income tax returns and operated as a stand-alone business for the periods presented. Therefore, cash tax payments and items of current and deferred taxes may not be reflective of the actual tax balances of the Company as part of consolidated JCI. Prior to the Acquisition, the Company’s operations historically were included in JCI’s U.S. federal and state tax returns or non-U.S. jurisdiction tax returns. JCI’s global tax model was developed based upon its entire portfolio of businesses. Accordingly, the Company’s tax results as presented for the periods prior to the Acquisition are not necessarily indicative of future performance and do not necessarily reflect the results that would have been generated if the company had operated as an independent company for the periods presented. As portions of the Company’s operations were included in JCI’s tax returns for periods prior to the Acquisition, payments to certain tax authorities were made by JCI, and not by the Company. For the periods prior to the Acquisition, the Company did not maintain taxes payable to/from JCI and the Company’s subsidiaries were deemed to settle the annual current tax balances immediately with the legal tax-paying entities in the respective jurisdictions.

The Successor income tax provision, deferred taxes and uncertain tax positions reflect management’s best estimate of current and future taxes to be paid. Due to U.S. and Canadian pass-through entities, no income tax impacts are reflected in the Successor financial statements for those jurisdictions. The Company is subject to income taxes in numerous foreign jurisdictions. Significant judgments and estimates are required in the determination of the consolidated income tax expense. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which will result in taxable or deductible amounts in the future. In evaluating our ability to recover our deferred tax assets in the jurisdiction from which they arise, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies, and results of recent operations. The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in a multitude of jurisdictions across our global operations.

Refer to Note 13, “Income Taxes,” of the notes to the audited consolidated and combined financial statements included elsewhere in this prospectus for further information.

Results of Continuing Operations

Six Months Ended March 31, 2021 Compared to Six Months Ended March 31, 2020 (in millions; unaudited)

Consolidated Statements of Income (Loss)	Six Months Ended March 31,
	2021	2020	Change	% Change
Net sales	$4,499	$3,915	$584	15%
Cost of sales	3,581	3,247	334	10%

Gross profit	918	668	250	37%
Selling, general and administrative expenses	(455)	(462)	7	(2)%
Equity income	45	28	17	61%
Restructuring and impairment costs	(253)	—	(253)
Net financing charges	(366)	(339)	(27)	8%

Loss before income taxes	(111)	(105)	(6)	6%
Income tax provision (benefit)	137	(19)	156	*

Net loss	(248)	(86)	(162)	*
Income (loss) attributable to noncontrolling interests	1	(1)	2	*

Net loss attributable to the Company	$(249)	$(85)	$(164)	*

*	Metric not meaningful

Net Sales

Net sales increased $584 million to $4,499 million for the six months ended March 31, 2021 from $3,915 million for the six months ended March 31, 2020, primarily due to the effect of increased volumes of $494 million, favorable pricing and product mix of $146 million, and the favorable impacts of foreign currency translation of $89 million, partially offset by the impact of lower lead costs on pricing of $145 million. Approximately $129 million of the increase in volumes was due to the effects of the COVID-19 pandemic in the six months ended March 31, 2020, which impacted the global economy and resulted in lower sales volumes to our OEM customers, many of whom experienced temporary shut-downs, and to a lesser extent our aftermarket customers due to temporary store closures and a reduction in purchases due to stay at home orders. In the six months ended March 31, 2021, strong demand primarily from our aftermarket customers favorably impacted volumes, and higher volumes of advanced batteries contributed to favorable product mix. Refer to “—Segment Analysis” below for a discussion of net sales by segment.

Gross Profit

Gross profit increased $250 million, or 37%, to $918 million for the six months ended March 31, 2021 from $668 million for the six months ended March 31, 2020. The increase was primarily due to favorable pricing and product mix, an increase in volumes and the favorable impacts of foreign currency translation, partially offset by higher transportation costs and higher operating costs across our global battery plants. The change in value of battery cores due to the change in the value of lead had a positive non-cash impact of $32 million in the six months ended March 31, 2021, compared to a negative non-cash impact of $46 million in the six months ended March 31, 2020. In the six months ended March 31, 2021, the negative impact to our cost structure from the COVID-19 pandemic was approximately $38 million, which was primarily comprised of higher transportation rates and other additional expenses as we implemented enhanced safety measures to protect the health of our employees. In the six months ended March 31, 2020, the negative impact to our cost structure from the COVID-19 pandemic was approximately $16 million, which was primarily comprised of stranded fixed costs and additional expenses as we adjusted production levels to align with changing market demand and implemented enhanced safety measures to protect the health of our employees. See “—Material Trends Affecting Our Results of Operations – COVID-19.”

Selling, General and Administrative Expenses

SG&A expenses decreased $7 million, or 2%, to $455 million for the six months ended March 31, 2021 from $462 million for the six months ended March 31, 2020, primarily due to $44 million of certain items in the six months ended March 31, 2020, including, among others, incremental stand up costs, consulting costs related to operational improvement initiatives, severance costs, and the non-cash impact of revaluing an investment in marketable common stock. In the six months ended March 31, 2021, there were $18 million of certain net items, including, among others, incremental stand up costs, consulting costs related to operational improvement and strategic initiatives, and the non-cash impact of revaluing an investment in marketable common stock. These impacts were partially offset by an increase in charitable contributions, and higher depreciation and amortization expense in the six months ended March 31, 2021. The Company also received approximately $2 million of COVID-19 related recoveries in the six months ended March 31, 2021.

Equity Income

Equity income increased $17 million, to $45 million for the six months ended March 31, 2021 from $28 million for the six months ended March 31, 2020, primarily due to favorable operational results of certain equity method investments and $6 million of remeasurement gains related to the consolidation of certain equity method investments in the six months ended March 31, 2021. Refer to Note 2, “—Acquisitions,” of the notes to the unaudited consolidated financial statements included elsewhere in this prospectus for further information.

Restructuring and Impairment Costs

The Company incurred $253 million of restructuring and impairment costs in the six months ended March 31, 2021. Refer to Note 15, “—Restructuring and Impairment Costs,” of the notes to the unaudited consolidated financial statements included elsewhere in this prospectus for further information related to the Company’s restructuring plans and impairment costs.

Upon cessation of the Company’s lead recycling operations in its North America recycling plant in March 2021, the Company estimates that annual cost of sales in the Americas segment will decrease by approximately $50 million by optimizing our supply chain network. The Company expects the benefit of these actions will be partially realized in the second half of fiscal 2021 and fully realized in fiscal 2022, though savings estimates may vary based upon variable costs in our supply chain network. Restructuring plan activities, which include the decommissioning of the North America recycling plant, are expected to be substantially complete by the end of fiscal 2022. Outstanding restructuring reserves at March 31, 2021 related to this restructuring action were approximately $11 million, which are expected to be substantially paid by the end of fiscal 2022. Additional costs associated with the decommissioning of the North America recycling plant, which the Company expects to incur but was not yet obligated as of March 31, 2021, are preliminarily estimated to be as much as $40 million and are anticipated to be substantially incurred by the end of fiscal 2022. The Company’s preliminary estimate of additional plan costs are subject to further refinement, which may be material, based upon changes in the facts and circumstances regarding closure activities undertaken.

Upon completion of the organizational transformation initiative announced in the first quarter of fiscal 2021, the Company estimates that annual operating costs will decrease by approximately $30 million, which is primarily the result of lower cost of sales and SG&A due to reduced employee-related costs. The Company expects the annual benefit of these actions will be partially realized in fiscal 2021 and fully realized in fiscal 2022. The restructuring action is substantially complete as of March 31, 2021. Outstanding restructuring reserves at March 31, 2021 related to this restructuring action were approximately $17 million, which is expected to be substantially paid by the end of fiscal 2021.

The Company did not incur any restructuring and impairment costs for the six months ended March 31, 2020.

Net Financing Charges

Net financing charges increased $27 million to $366 million for the six months ended March 31, 2021 from $339 million for the six months ended March 31, 2020. The change in net financing charges is primarily due to $16 million of expense associated with the repricing of the Term Loan Facility, including $12 million of expense to write-off unamortized deferred financing costs on the extinguishment of debt, and net foreign exchange results for financing activities. Refer to Note 8, “—Debt and Financing Arrangements,” of the notes to the unaudited consolidated financial statements included elsewhere in this prospectus for further information.

Income Tax Provision

For the six months ended March 31, 2021 the provision for income taxes was $137 million compared to a benefit from income taxes of $(19) million for the six months ended March 31, 2020. The change in the provision for income taxes is primarily due to increased income tax impacts of foreign exchange fluctuations, an increase in prior year uncertain tax positions and changes in global mix of income, partially offset by changes in the deferred tax liability related to basis differences of certain subsidiaries. Refer to Note 13, “—Income Taxes,” of the notes to consolidated financial statements for further information.

Year Ended September 30, 2020 Compared to Year Ended September 30, 2019 (in millions)

	Successor		Predecessor	Combined
Consolidated & Combined Statements of Income (Loss)	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2019	Change	% Change
Net sales	$7,602	$3,535	$4,993	$8,528	$(926)	(11)%
Cost of sales	6,405	3,214	4,059	7,273	(868)	(12)%

Gross profit	1,197	321	934	1,255	(58)	(5)%
Selling, general and administrative expenses	(936)	(459)	(359)	(818)	(118)	14%
Equity income	48	17	30	47	1	2%
Restructuring and impairment costs	(11)	—	—	—	(11)	*
Net financing charges	(717)	(274)	(23)	(297)	(420)	*

Income (loss) before income taxes	(419)	(395)	582	187	(606)	*
Income tax provision (benefit)	(17)	(31)	178	147	(164)	*

Net income (loss)	(402)	(364)	404	40	(442)	*
Income (loss) attributable to noncontrolling interests	(3)	(8)	23	15	(18)	*

Net income (loss) attributable to the Company	$(399)	$(356)	$381	$25	$(424)	*

*	Metric not meaningful

Net Sales

Net sales decreased $926 million to $7,602 million for the year ended September 30, 2020 from $8,528 million for the year ended September 30, 2019, primarily due to the effect of decreased volumes of

$552 million, the impact of lower lead costs on pricing of $314 million, and the unfavorable impact of foreign currency translation of $94 million, partially offset by favorable pricing and product mix of $34 million. Approximately $485 million of the decrease in volumes was due to the impact of the COVID-19 pandemic on the global economy, with the remaining decrease in volumes primarily due to declines in macroeconomic conditions in China and global OEM production, as well as mild weather in the U.S. and Europe. The COVID-19 pandemic resulted in lower sales volumes to our OEM customers, many of whom experienced temporary shut-downs, and to a lesser extent our aftermarket customers due to temporary store closures and a reduction in purchases due to stay at home orders. These negative impacts were partially offset by higher volumes of Advanced Batteries to our aftermarket customers, which contributed to favorable product mix. Refer to the “Segment Analysis” below for a discussion of net sales by segment.

Gross Profit

Gross profit decreased $58 million, or 5%, to $1,197 million for the year ended September 30, 2020 from $1,255 million for the year ended September 30, 2019. The negative impact to our cost structure from the COVID-19 pandemic was approximately $130 million in the year ended September 30, 2020, which was primarily comprised of stranded fixed costs and additional expenses as we adjusted production levels to align with changing market demand and implemented enhanced safety measures to protect the health of our employees. See “Material Trends Affecting Our Results of Operations—COVID-19.” The change in value of battery cores due to the change in the value of lead had a negative non-cash impact of $49 million in the year ended September 30, 2020, compared to a positive non-cash impact of $14 million in the year ended September 30, 2019. The decrease in gross profit was also partially due to increased depreciation expense of $36 million in the year ended September 30, 2020 related to the purchase accounting impacts of the Acquisition. Net mark-to-market adjustments on pension and postretirement plans had a net unfavorable year-over-year impact on cost of sales of $15 million primarily due to a decrease in discount rates. Other unfavorable impacts included higher operating costs across our global battery plants, lower overall volumes and the negative impact of foreign currency translation, partially offset by the favorable impact of pricing, lower transportation and purchasing costs, and an increase in volumes of Advanced Batteries to our aftermarket customers. In addition, purchase accounting related to the Acquisition negatively impacted gross profit by $296 million in the year ended September 30, 2019 due to inventory selling through at fair value. Refer to the “Segment Analysis” below for a discussion of Adjusted EBITDA by segment.

Selling, General and Administrative Expenses

SG&A expenses increased $118 million, or 14%, to $936 million for the year ended September 30, 2020 from $818 million for the year ended September 30, 2019, primarily due to $234 million of increased depreciation and amortization expense in the year ended September 30, 2020 due to the purchase accounting impacts of the Acquisition; partially offset by the benefits of general and administrative cost saving initiatives year over year. In the year ended September 30, 2020, the Company incurred $89 million of certain items, including, among others, incremental stand up costs, consulting costs related to operational improvement initiatives and severance costs. In the year ended September 30, 2019, the Company incurred $137 million of transaction costs, incremental stand-up costs and consulting costs related to operational improvement initiatives. Net mark-to-market adjustments on pension and postretirement plans had a net unfavorable year-over-year impact on SG&A of $1 million primarily due to a decrease in discount rates.

Equity Income

Equity income increased $1 million to $48 million for the year ended September 30, 2020 from $47 million for the year ended September 30, 2019, primarily due to favorable operational results of certain equity method investments in the year ended September 30, 2020, partially offset by $7 million of higher unfavorable purchase accounting impacts in the year ended September 30, 2020 related to the Acquisition.

Restructuring and Impairment Costs

The Company incurred $11 million of restructuring and impairment costs in the year ended September 30, 2020 related to the announcement that it will discontinue assembly operations at one of its U.S. plants. These costs include approximately $10 million of non-cash asset impairment costs related to certain assets identified as having no alternative use and $1 million of costs primarily related to workforce reductions. Refer to Note 15, “Restructuring and Impairment Costs,” of the notes to the audited consolidated and combined financial statements included elsewhere in this prospectus for further information.

The Company currently estimates that upon completion of the restructuring action, annual operating costs in the Americas segment will decrease by approximately $20 million. The Company expects the annual benefit of these actions will be substantially realized in fiscal 2021. For fiscal 2020, the savings were approximately 50% of the expected annual operating cost reduction as the action was taken mid-year. The restructuring action is expected to be substantially complete by the end of fiscal 2021. Outstanding restructuring reserves at September 30, 2020 were immaterial.

The Company did not incur any restructuring and impairment costs for the year ended September 30, 2019.

Net Financing Charges

Net financing charges increased $420 million to $717 million for the year ended September 30, 2020 from $297 million for the year ended September 30, 2019. The change in net financing charges is primarily due to an increase in interest expense and deferred financing cost amortization in the year ended September 30, 2020 driven by the third-party debt in connection with the Acquisition, and unfavorable net foreign exchange results for financing activities. Refer to Note 8, “Debt and Financing Arrangements,” of the notes to the audited consolidated and combined financial statements included elsewhere in this prospectus for further information.

Income Tax Provision

For the year ended September 30, 2020 the provision from income taxes was $(17) million compared to $147 million for the year ended September 30, 2019. The change in the provision for income taxes is primarily due to the fact that subsequent to the Acquisition, the structure of certain legal entities has been changed such that they are not subject to Canadian or U.S. income taxes at the Successor company level, income tax impacts of foreign exchange fluctuations and tax charges in the seven months ended April 30, 2019 related to pre-acquisition transactions resulting in adjustments to the outside basis of certain subsidiaries and valuation allowances. Refer to Note 13, “Income Taxes,” of the notes to the audited consolidated and combined financial statements included elsewhere in this prospectus for further information.

Year Ended September 30, 2019 Compared to Year Ended September 30, 2018 (in millions)

	Successor	Predecessor	Combined	Predecessor
Consolidated & Combined Statements of Income (Loss)	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2019	Year Ended September 30, 2018	Change	% Change
Net sales	$3,535	$4,993	$8,528	$8,000	$528	7%
Cost of sales	3,214	4,059	7,273	6,293	980	16%

Gross profit	321	934	1,255	1,707	(452)	(26)%
Selling, general and administrative expenses	(459)	(359)	(818)	(474)	(344)	73%
Equity income	17	30	47	58	(11)	(19)%
Restructuring and impairment costs	—	—	—	(11)	11	(100)%
Net financing charges	(274)	(23)	(297)	(40)	(257)	*

	Successor	Predecessor	Combined	Predecessor
Consolidated & Combined Statements of Income (Loss)	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2019	Year Ended September 30, 2018	Change	% Change
Income (loss) before income taxes	(395)	582	187	1,240	(1,053)	(85)%
Income tax provision (benefit)	(31)	178	147	601	(454)	(76)%

Net income (loss)	(364)	404	40	639	(599)	(94)%
Income (loss) attributable to noncontrolling interests	(8)	23	15	47	(32)	(68)%

Net income (loss) attributable to the Company	$(356)	$381	$25	$592	$(567)	(96)%

*	Metric not meaningful

Net Sales

Net sales increased $528 million to $8,528 million for the year ended September 30, 2019 from $8,000 million for the year ended September 30, 2018, primarily due to an approximately $1,037 million increase in net sales from the effects of the change in revenue recognition from the implementation of the new revenue standard, and the favorable impact of pricing and product mix of $104 million, partially offset by the impact of lower lead costs on pricing of $326 million, the unfavorable impact of foreign currency translation $223 million and the effect of decreased volumes of $64 million. The decrease in volumes was primarily due to declines in macroeconomic conditions in China and global OEM production. These negative impacts were partially offset by higher volumes of Advanced Batteries, which contributed to favorable product mix. Refer to Note 1, “Summary of the Business and Significant Accounting Policies,” of the notes to the audited consolidated and combined financial statements included elsewhere in this prospectus for further information regarding the adoption of the new revenue standard. Refer to “Segment Analysis” below for a discussion of net sales by segment.

Gross Profit

Gross profit decreased $452 million, or 26%, to $1,255 million for the year ended September 30, 2019 from $1,707 million for the year ended September 30, 2018, primarily due to $321 million of purchase accounting impacts related to the Acquisition in the year ended September 30, 2019, which consisted of increased depreciation and amortization, and the sell through of inventory at fair value. Net mark-to-market adjustments on pension and postretirement plans had a net unfavorable year-over-year impact on cost of sales of $22 million primarily due to a decrease in discount rates. Other unfavorable impacts included higher operating and transportation costs driven by inflation and efforts to satisfy customer demand, lower overall volumes and the negative impact of foreign currency translation, partially offset by the favorable impact of pricing and an increase in volumes of Advanced Batteries. Additionally, the change in value of battery cores due to the change in the value of lead had a positive non-cash impact of $14 million in the five months ended September 30, 2019.

Selling, General and Administrative Expenses

SG&A expenses increased $344 million, or 73%, to $818 million for the year ended September 30, 2019 from $474 million for the year ended September 30, 2018, primarily due to $165 million of purchase accounting impacts related to the Acquisition (increased depreciation and amortization); $137 million of transaction costs, incremental stand-up costs and consulting costs related to operational improvement initiatives in the year ended September 30, 2019; and a prior year gain on business deconsolidation. Net mark-to-market adjustments on pension and postretirement plans had a net unfavorable year-over-year impact on SG&A of $14 million primarily due to a decrease in discount rates.

Equity Income

Equity income decreased $11 million to $47 million for the year ended September 30, 2019 from $58 million for the year ended September 30, 2018, primarily due to $6 million of purchase accounting impacts related to the Acquisition in the five months ended September 30, 2019.

Restructuring and Impairment Costs

We did not incur any restructuring and impairment costs for the year ended September 30, 2019, compared to $11 million for the year ended September 30, 2018. Restructuring and impairment costs primarily consists of workforce reductions.

Net Financing Charges

Net financing charges increased $257 million to $297 million for the year ended September 30, 2019 from $40 million for the year ended September 30, 2018. The change in net financing charges is primarily due to an increase in interest expense and bond cost amortization in the five months ended September 30, 2019 driven by an increase in third-party debt in connection with the Acquisition, partially offset by favorable net foreign exchange results for financing activities. Refer to Note 8, “Debt and Financing Arrangements,” of the notes to the audited consolidated and combined financial statements included elsewhere in this prospectus for further information.

Income Tax Provision

For the year ended September 30, 2019 the provision for income taxes decreased to $147 million from $601 million for the year ended September 30, 2018. The change in the provision for income taxes is primarily due to the fact that subsequent to the Acquisition, the structure of certain legal entities has been changed such that they are not subject to U.S. income taxes at the Successor company level and tax charges in the year ended September 30, 2018 related to pre-acquisition legal entity restructuring and tax impacts of the TCJA.

Segment Analysis

Management evaluates the performance of its business segments primarily on segment earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”), which represents net income before income taxes and noncontrolling interest, depreciation, intangible asset amortization, net financing charges, restructuring and impairment costs, net mark-to-market adjustments related to pension and postretirement plans, deal and stand-up costs, impacts of purchase accounting, core valuation changes and other items. For more information, see Note 18, “Segment Information,” of the notes to the unaudited consolidated financial statements and Note 19, “Segment Information,” of the notes to the audited consolidated and combined financial statements included elsewhere in this prospectus.

Six Months Ended March 31, 2021 Compared to Six Months Ended March 31, 2020 (in millions, unaudited)

Net Sales

	Six Months Ended March 31,
	2021	2020	Change	% Change
Americas	$2,641	$2,419	$222	9%
EMEA	1,344	1,058	286	27%
Asia	514	438	76	17%

	$4,499	$3,915	$584	15%

Americas: Net sales increased $222 million to $2,641 million for the six months ended March 31, 2021 from $2,419 million for the six months ended March 31, 2020, primarily due to the effect of increased volumes of $199 million, and favorable pricing and product mix of $75 million, partially offset by the unfavorable impacts of foreign currency translation of $26 million, and the impact of lower lead costs on pricing of $26 million. Approximately $37 million of the increase in volumes was due to the effects of the COVID-19 pandemic in the six months ended March 31, 2020, which impacted the global economy and resulted in lower sales volumes to our OEM customers, many of whom experienced temporary shut-downs, and to a lesser extent our aftermarket customers due to temporary store closures and a reduction in purchases due to stay at home orders. In the six months ended March 31, 2021, strong demand primarily to our aftermarket customers favorably impacted volumes, and higher volumes of advanced batteries contributed to favorable product mix.

EMEA: Net sales increased $286 million to $1,344 million for the six months ended March 31, 2021 from $1,058 million for the six months ended March 31, 2020, primarily due to the effect of increased volumes of $230 million, the favorable impacts of foreign currency translation of $86 million, and favorable pricing and product mix of $50 million, partially offset by the impact of lower lead costs on pricing of $80 million. Approximately $39 million of the increase in volumes was due to the effects of the COVID-19 pandemic in the six months ended March 31, 2020, which impacted the global economy and resulted in lower sales volumes to our OEM customers, many of whom experienced temporary shut-downs, and to a lesser extent our aftermarket customers due to temporary store closures and a reduction in purchases due to stay at home orders. In the six months ended March 31, 2021, strong demand primarily to our aftermarket customers favorably impacted volumes, and higher volumes of advanced batteries contributed to favorable product mix.

Asia: Net sales increased $76 million to $514 million for the six months ended March 31, 2021 from $438 million for the six months ended March 31, 2020, primarily due to the effect of increased volumes of $68 million, the favorable impacts of foreign currency translation of $29 million, and favorable pricing and product mix of $18 million, partially offset by the impact of lower lead costs on pricing of $39 million. Approximately $53 million of the increase in volumes was due to the effects of the COVID-19 pandemic in the six months ended March 31, 2020, which impacted the global economy and resulted in lower sales volumes to our OEM customers, many of whom experienced temporary shut-downs, and to a lesser extent our aftermarket customers due to temporary store closures and a reduction in purchases due to stay at home orders. In the six months ended March 31, 2021, strong demand primarily to our aftermarket customers favorably impacted volumes, and higher volumes of advanced batteries contributed to favorable product mix.

Adjusted EBITDA

	Six Months Ended March31,
	2021	2020	Change	% Change
Americas	$556	$505	$51	10%
EMEA	279	173	106	61%
Asia	104	57	47	82%
Corporate expenses	(62)	(47)	(15)	32%

	$877	$688	$189	27%

Americas: Adjusted EBITDA increased $51 million to $556 million for the six months ended March 31, 2021 from $505 million for the six months ended March 31, 2020. In the six months ended March 31, 2021, the negative impact to our earnings from the COVID-19 pandemic was approximately $38 million, which was primarily comprised of higher transportation rates and other additional expenses as we implemented enhanced safety measures to protect the health of our employees. In the six months ended March 31, 2020, the negative impact to our earnings from the COVID-19 pandemic was approximately $15 million, which was primarily comprised of lower sales volumes, stranded fixed costs and additional expenses as we adjusted production levels to align with changing market demand and implemented enhanced safety measures to protect the health of our employees. See “—Material Trends Affecting Our Results of Operations – COVID-19.” Other impacts included favorable pricing and product mix of $99 million, higher volumes of $26 million, lower SG&A of $13 million, and an increase in equity income of $11 million, partially offset by higher operating costs of $72 million including higher transportation and purchasing costs, and the unfavorable impact of foreign currency translation of $3 million.

EMEA: Adjusted EBITDA increased $106 million to $279 million for the six months ended March 31, 2021 from $173 million for the six months ended March 31, 2020. In the six months ended March 31, 2020, the negative impact to our earnings from the COVID-19 pandemic was approximately $9 million, which was primarily comprised of lower sales volumes, stranded fixed costs and additional expenses as we adjusted production levels to align with changing market demand and implemented enhanced safety measures to protect the health of our employees. See “—Material Trends Affecting Our Results of Operations – COVID-19.” Other impacts included higher volumes of $37 million, lower operating costs of $33 million including lower purchasing costs, favorable pricing and product mix of $23 million, and the favorable impact of foreign currency translation of $10 million, partially offset by higher SG&A of $4 million and a decrease in equity income of $2 million.

Asia: Adjusted EBITDA increased $47 million to $104 million for the six months ended March 31, 2021 from $57 million for the six months ended March 31, 2020. In the six months ended March 31, 2020, the negative impact to our earnings from the COVID-19 pandemic was approximately $9 million, which was primarily comprised of lower sales volumes, stranded fixed costs and additional expenses as we adjusted production levels to align with changing market demand and implemented enhanced safety measures to protect the health of our employees. See “—Material Trends Affecting Our Results of Operations – COVID-19.” Other impacts included lower operating costs of $23 million including lower purchasing costs, higher volumes of $7 million, favorable pricing and product mix of $7 million, the favorable impact of foreign currency translation of $2 million, and an increase in equity income of $1 million, partially offset by higher SG&A of $2 million.

Corporate expenses: Corporate costs increased $15 million to ($62) million for the six months ended March 31, 2021 from ($47) million for the six months ended March 31, 2020 primarily due to an increase in charitable contributions.

Year Ended September 30, 2020 Compared to Year Ended September 30, 2019 (in millions)

Net Sales

	Successor		Predecessor	Combined
	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2019	Change	% Change
Americas	$4,710	$2,230	$3,090	$5,320	$(610)	(11)%
EMEA	2,036	946	1,281	2,227	(191)	(9)%
Asia	856	359	622	981	(125)	(13)%

	$7,602	$3,535	$4,993	$8,528	$(926)	(11)%

Americas: Net sales decreased $610 million to $4,710 million for the year ended September 30, 2020 from $5,320 million for the year ended September 30, 2019, primarily due to the effect of decreased volumes of $300 million, the impact of lower lead costs on pricing of $265 million, and the unfavorable impact of foreign currency translation of $63 million, partially offset by favorable pricing and product mix of $18 million. Approximately $243 million of the decrease in volumes was due to the impact of the COVID-19 pandemic on the global economy, with the remaining decrease in volumes primarily due to declines in OEM production, as well as mild weather in the U.S. The COVID-19 pandemic resulted in lower sales volumes to our OEM customers, many of whom experienced temporary shut-downs, and to a lesser extent our aftermarket customers due to temporary store closures and a reduction in purchases due to stay at home orders. These negative impacts were partially offset by higher volumes of Advanced Batteries to our aftermarket customers, which contributed to favorable product mix.

EMEA: Net sales decreased $191 million to $2,036 million for the year ended September 30, 2020 from $2,227 million for the year ended September 30, 2019, primarily due to the effect of decreased volumes of $115 million, unfavorable pricing and channel mix of $47 million, the impact of lower lead costs on pricing of $21 million, and the unfavorable impact of foreign currency translation of $8 million. Approximately $160 million of the decrease in volumes was due to the impact of the COVID-19 pandemic on the global economy resulting in lower sales values to our OEM customers, many of whom experienced temporary shut-downs; the offsetting increase in volumes was due to strong volumes to our aftermarket customers in EMEA.

Asia: Net sales decreased $125 million to $856 million for the year ended September 30, 2020 from $981 million for the year ended September 30, 2019, primarily due to the effect of decreased volumes of $84 million, the impact of lower lead costs on pricing of $28 million, and the unfavorable impact of foreign currency translation of $23 million, partially offset by favorable pricing and product mix of $10 million. Approximately $82 million of the decrease in volumes was due to the impact of the COVID-19 pandemic on the global economy, with the remaining decrease in volumes primarily due to declines in macroeconomic conditions in China and global OEM production. The COVID-19 pandemic resulted in lower sales volumes to our OEM customers, many of whom experienced temporary shut-downs, and to a lesser extent our aftermarket customers due to temporary store closures and a reduction in purchases due to stay at home orders. These negative impacts were partially offset by higher volumes of Advanced Batteries to our aftermarket customers, which contributed to favorable product mix.

Adjusted EBITDA

	Successor		Predecessor	Combined
	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2019	Change	% Change
Americas	$924	$432	$581	$1,013	$(89)	(9)%
EMEA	324	163	245	408	(84)	(21)%
Asia	112	38	85	123	(11)	(9)%
Corporate expenses	(100)	(39)	(50)	(89)	(11)	12%

	$1,260	$594	$861	$1,455	$(195)	(13)%

Americas: Adjusted EBITDA decreased $89 million to $924 million for the year ended September 30, 2020 from $1,013 million for the year ended September 30, 2019. The negative impact to our earnings from the COVID-19 pandemic was approximately $129 million in the year ended September 30, 2020, which was primarily comprised of lower sales volumes, stranded fixed costs and additional expenses as we adjusted production levels to align with changing market demand and implemented enhanced safety measures to protect the health of our employees. See “Material Trends Affecting Our Results of Operations—COVID-19.” Other impacts included the unfavorable impact of foreign currency translation of $12 million and lower volumes of $6 million, partially offset by lower operating costs of $27 million including lower transportation costs and purchasing costs, favorable pricing and product mix of $20 million, an increase in equity income of $7 million, and lower SG&A of $4 million.

EMEA: Adjusted EBITDA decreased $84 million to $324 million for the year ended September 30, 2020 from $408 million for the year ended September 30, 2019. The negative impact to our earnings from the COVID-19 pandemic was approximately $62 million in the year ended September 30, 2020, which was primarily comprised of lower sales volumes, stranded fixed costs and additional expenses as we adjusted production levels to align with changing market demand and implemented enhanced safety measures to protect the health of our employees. See “Material Trends Affecting Our Results of Operations—COVID-19.” Other impacts included unfavorable pricing and product mix of $39 million and the unfavorable impact of foreign currency translation of $3 million, partially offset by higher volumes of $12 million, lower SG&A of $4 million, an increase in equity income of $3 million and lower operating costs of $1 million including lower purchasing costs.

Asia: Adjusted EBITDA decreased $11 million to $112 million for the year ended September 30, 2020 from $123 million for the year ended September 30, 2019. The negative impact to our earnings from the COVID-19 pandemic was approximately $14 million in the year ended September 30, 2020, which was primarily comprised of lower sales volumes, stranded fixed costs and additional expenses as we adjusted production levels to align with changing market demand and implemented enhanced safety measures to protect the health of our employees. See “Material Trends Affecting Our Results of Operations—COVID-19.” Other impacts included the unfavorable impact of foreign currency translation of $3 million, lower volumes of $1 million, and a decrease in equity income of $1 million partially offset by lower SG&A of $5 million, and lower operating costs of $3 million including lower transportation and purchasing costs.

Corporate expenses: Corporate expenses increased $11 million to ($100) million for the year ended September 30, 2020 from ($89) million for the year ended September 30, 2019 primarily due to incremental costs related to operating as a stand-alone Successor company.

Year Ended September 30, 2019 Compared to Year Ended September 30, 2018 (in millions)

Net Sales

	Successor	Predecessor	Combined	Predecessor
	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2019	Year Ended September 30, 2018	Change	% Change
Americas	$2,230	$3,090	$5,320	$4,349	$971	22%
EMEA	946	1,281	2,227	2,478	(251)	(10)%
Asia	359	622	981	1,173	(192)	(16)%

	$3,535	$4,993	$8,528	$8,000	$528	7%

Americas: Net sales increased $971 million to $5,320 million for the year ended September 30, 2019 from $4,349 million for the year ended September 30, 2018, primarily due to an approximately $1,037 million increase in net sales from the effects of the change in revenue recognition from the implementation of the new revenue standard, and the favorable impact of pricing and product mix of $110 million, partially offset by impact of lower lead costs on pricing $109 million, the unfavorable impact of foreign currency translation of $41 million and the effect of decreased volumes of $26 million. The decrease in volumes was primarily due to declines in global OEM production. These negative impacts were partially offset by higher volumes of Advanced Batteries, which contributed to favorable product mix.

EMEA: Net sales decreased $251 million to $2,227 million for the year ended September 30, 2019 from $2,478 million for the year ended September 30, 2018, primarily due to the impact of lower lead costs on pricing of $176 million, the unfavorable impact of foreign currency translation of $126 million, and the unfavorable impact of pricing and channel mix of $17 million, partially offset by the effect of increased volumes of $68 million. The increase in volumes was primarily due to higher volumes of Advanced Batteries, which also contributed to favorable product mix to partially offset unfavorable channel mix.

Asia: Net sales decreased $192 million to $981 million for the year ended September 30, 2019 from $1,173 million for the year ended September 30, 2018, primarily due to the effect of decreased volumes of

$108 million, the impact of lower lead costs on pricing of $41 million and the unfavorable impact of foreign currency translation of $57 million, partially offset by the favorable impact of pricing and product mix of $14 million. The decrease in volumes was primarily due to declines in macroeconomic conditions in China and global OEM production.

Adjusted EBITDA

	Successor	Predecessor	Combined	Predecessor
	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2019	Year Ended September 30, 2018	Change	% Change
Americas	$432	$581	$1,013	$1,059	$(46)	(4)%
EMEA	163	245	408	469	(61)	(13)%
Asia	38	85	123	142	(19)	(13)%
Corporate expenses	(39)	(50)	(89)	(85)	(4)	5%

	$594	$861	$1,455	$1,585	$(130)	(8)%

Americas: Adjusted EBITDA decreased $46 million to $1,013 million for the year ended September 30, 2019 from $1,059 million for the year ended September 30, 2018, primarily due to higher operating costs of $75 million including higher transportation costs, higher SG&A of $14 million, lower volumes of $14 million and the unfavorable impact of foreign currency translation of $11 million, partially offset by favorable pricing and product mix of $67 million, and an increase in equity income of $1 million.

EMEA: Adjusted EBITDA decreased $61 million to $408 million for the year ended September 30, 2019 from $469 million for the year ended September 30, 2018, primarily due to unfavorable pricing and channel mix of $60 million, the unfavorable impact of foreign currency translation of $22 million, higher operating costs of $4 million, and a decrease in equity income of $4 million, partially offset by lower SG&A of $20 million, and higher volumes of $9 million.

Asia: Adjusted EBITDA decreased $19 million to $123 million for the year ended September 30, 2019 from $142 million for the year ended September 30, 2018, primarily due to higher operating costs of $16 million, lower volumes of $14 million and the unfavorable impact of foreign currency translation of $5 million, partially offset by favorable pricing and product mix of $13 million and lower SG&A of $3 million.

Corporate expenses: Corporate expenses increased $4 million to ($89) million for the year ended September 30, 2019 from ($85) million for the year ended September 30, 2018 primarily due to incremental costs related to operating as a stand-alone Successor company.

Liquidity and Capital Resources

Our primary sources of liquidity are cash flows from operations and bank borrowings. At March 31, 2021 we had cash and cash equivalents of $550 million to fund our general working capital needs.

Managing our balance sheet prudently and maintaining appropriate liquidity are high priorities. We have taken a number of actions to preserve liquidity. As described more fully below, in March 2020 we entered into an incremental amendment to the ABL Facility to increase the aggregate commitments thereunder by $250 million to $750 million in the aggregate (subject to borrowing base availability). As of March 31, 2021, there were no outstanding borrowings under the Revolving Facility and the ABL Facility, and approximately $750 million of additional borrowings would have been available under the Revolving Facility and $598 million of additional borrowings would have been available under the ABL Facility (after giving effect to $73 million of outstanding letters of credit). In addition, on May 20, 2020, we issued $500 million aggregate principal amount of 6.750%

Senior Secured Notes due 2025 (the “2025 Secured Notes”). We used the net proceeds from the issuance of the 2025 Secured Notes for general corporate purposes. In March 2021 and October 2020, we used our available liquidity to pay down approximately $100 million and $150 million, respectively, of the outstanding principal balance of the Term Loan Facility. In May 2021, we made $50 million in voluntary principal payments on the Term Loan Facility. In June 2021, we used our available liquidity to redeem $100 million of our outstanding 2026 Secured Notes and $50 million of our outstanding 2025 Secured Notes. In June 2021, we also made $180 million in voluntary principal payments on the Term Loan Facility.

Our primary cash needs are for working capital, capital expenditures, operating expenses, acquisitions, the repayment of principal and the payment of interest on our indebtedness. Our capital expenditures have been primarily related to investments in capacity for advanced battery production, growth in China, environmental upgrades, continuous improvement and maintenance, and were $113 million and $165 million for the six months ended March 31, 2021 and 2020, respectively.

Refer to Note 16, “Commitments and Contingencies,” Note 8, “Debt and Financing Arrangements,” and Note 7, “Leases,” of the notes to the unaudited consolidated financial statements included elsewhere in this prospectus for further information regarding the Company’s purchase obligations, long term debt obligations and lease obligations, respectively.

Cash Flows

The following table presents a summary of cash flows from operating, investing and financing activities for the periods presented:

For the Six Months Ended March 31, 2021 compared to the Six Months Ended March 31, 2020 (in millions; unaudited)

	Six Months Ended March 31,
	2021	2020	Change
Net cash provided by (used by):
Operating activities	$321	$50	$271
Investing activities	(161)	(166)	5
Financing activities	(296)	111	(407)
Capital expenditures (included in investing activities)	(113)	(165)	52

Cash provided by operating activities increased by $271 million to a $321 million inflow for the six months ended March 31, 2021 compared to a $50 million inflow for the six months ended March 31, 2020. The increase in cash provided by operations for the six months ended March 31, 2021 compared to the six months ended March 31, 2020 was primarily due to fluctuations in working capital, including timing of accounts payable and lower interest payments on the Company’s debt, partially offset by the timing to income tax payments in the six months ended March 31, 2021.

Cash used by investing activities decreased by $5 million to a $161 million outflow for the six months ended March 31, 2021 compared to a $166 million outflow for the six months ended March 31, 2020. The decrease in cash used by investing activities primarily related a decrease in capital expenditures partially offset by cash paid for the China Transaction in the six months ended March 31, 2021. See Note 2, “Acquisitions,” of the notes to the unaudited consolidated financial statements included elsewhere in this prospectus for further information.

Cash used by financing activities changed by $407 million to a $296 million outflow for the six months ended March 31, 2021 compared to a $111 million inflow for the six months ended March 31, 2020. The change in cash used by financing activities was primarily due to an approximately $150 million voluntary principal payment of the Term Loan Facility, $100 million principal payment related to Debt Repricing, and a change in noncontrolling interest share related to the China Transaction in the six months ended March 31, 2021, compared to increased borrowings on the ABL Facility and Revolving Facility partially offset by a change in noncontrolling interest share related to the Bosch Transaction in the six months ended March 31, 2020. See Note 2, “Acquisitions,” and Note 8, “Debt and Financing Arrangements,” of the notes to the unaudited consolidated financial statements included elsewhere in this prospectus for further information.

For the Year Ended September 30, 2020 compared to the Year Ended September 30, 2019 (in millions)

	Successor		Predecessor	Combined
	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2019	Change
Net cash provided by (used by):
Operating activities	$617	$510	$217	$727	$(110)
Investing activities	(202)	(12,915)	(169)	(13,084)	12,882
Financing activities	(74)	(12,792)	(50)	12,742	(12,816)
Capital expenditures (included in investing activities)	$(314)	$(181)	$(192)	$(373)	$59

Cash provided by operating activities decreased by $110 million, to $617 million for the year ended September 30, 2020 compared to $727 million for the year ended September 30, 2019. The decrease in cash provided by operations for the year ended September 30, 2020 compared to the year ended September 30, 2019 was primarily due to a full year of interest payments in the year ended September 30,2020 on the Company’s debt entered into in connection with the Acquisition. See Note 8, “Debt and FinancingArrangements,” of the notes to the audited consolidated and combined financial statements included elsewhere inthis prospectus for further information. Fluctuations in working capital included a decrease in accounts receivabledue to lower sales levels and timing of customer receipts, a decrease in inventory due to customer demand levelsexceeding production levels and a decrease in accounts payable due to timing and mix of supplier payments in the year ended September 30, 2020.

Cash used by investing activities decreased by $12,882 million, to a $202 million outflow for the year ended September 30, 2020 compared to a $13,084 million outflow for the year ended September 30, 2019. The decrease in cash used by investing activities primarily related to cash paid to JCI related to the Acquisition in the year ended September 30, 2019.

Cash used by financing activities changed by $12,816 million, to a $74 million outflow for the year ended September 30, 2020 compared to a $12,742 million inflow for the year ended September 30, 2019. The change in cash used by financing activities was primarily due to an increase in third-party debt and an equity injection related to the Acquisition in the year ended September 30, 2019. In the year ended September 30, 2020, the cash used by financing activities was primarily due to a change in noncontrolling interest share related to the Bosch Transaction, partially offset by a net increase in long-term debt. See Note 2, “Acquisitions,” and Note 8, “Debt and Financing Arrangements,” of the notes to the audited consolidated and combined financial statements included elsewhere in this prospectus for further information.

For the Year Ended September 30, 2019 compared to the Year Ended September 30, 2018 (in millions)

	Successor	Predecessor	Combined	Predecessor
	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2019	Year Ended September 30, 2018	Change
Net cash provided by (used by):
Operating activities	$510	$217	$727	$745	$(18)
Investing activities	(12,915)	(169)	(13,084)	(359)	(12,725)
Financing activities	12,792	(50)	12,742	(389)	13,131
Capital expenditures (included in investing activities)	(181)	(192)	(373)	(372)	(1)

Cash provided by operating activities decreased by $18 million to $727 million for the year ended September 30, 2019 compared to $745 million for the year ended September 30, 2018. The decrease in cash provided by operations for the year ended September 30, 2019 compared to the year ended September 30, 2018 was primarily due to fluctuations in working capital, including increased prepayments made in the Successor period, partially offset by decreases in accounts receivable due to timing of cash receipts.

Cash used by investing activities increased by $12,725 million to $13,084 million for the year ended September 30, 2019 compared to $359 million for the year ended September 30, 2018. The increase in cash used by investing activities for the year ended September 30, 2019 related to cash paid to JCI related to the Acquisition, partially offset by the collection of a loan to an affiliate.

Cash provided by financing activities increased by $13,131 million to $12,742 million for the year ended September 30, 2019 compared to $389 million outflow for the year ended September 30, 2018. The increase in cash provided by financing activities in the year ended September 30, 2019 was primarily due to an increase in third-party debt and an equity injection related to the Acquisition.

Total Adjusted EBITDA and Indenture EBITDA

Total Adjusted EBITDA

We use Total Adjusted EBITDA to analyze and evaluate the performance of our business and to provide a greater understanding with respect to our results of operations, including within each of our segments. We believe that Total Adjusted EBITDA is an important measure that excludes many of the costs associated with our existing capital structure and excludes costs that management believes do not reflect our ongoing operating performance. Accordingly, Total Adjusted EBITDA is a key metric that management uses to assess the period-to-period performance of our core business operations and our segments.

Required Reported Data—Indenture EBITDA

We are required to report Indenture EBITDA, which is defined as “Consolidated EBITDA” and “EBITDA” under our credit agreements that govern the Senior Secured Credit Facilities and the ABL Facility and the indentures governing our outstanding notes. In addition, the credit agreements that govern the Senior Secured Credit Facilities and the ABL Facility and the indentures governing our outstanding notes contain certain restrictive covenants that govern debt incurrence and the making of restricted payments, among other matters. These restrictive covenants utilize Indenture EBITDA as a primary component of the compliance metric governing our ability to undertake certain actions otherwise proscribed by such covenants.

Our management considers Indenture EBITDA to be relevant to the operation of our business because Indenture EBITDA is required pursuant to the terms of the reporting covenants under the credit agreements that govern the Senior Secured Credit Facilities and the ABL Facility and the indentures governing our outstanding notes and because these metrics are relevant to lenders and noteholders.

Indenture EBITDA is calculated under the credit agreements that govern the Senior Secured Credit Facilities and the ABL Facility and the indentures governing our outstanding notes as net income before income tax provision, net financing charges, restructuring and impairment costs, allocation for support functions and other costs and intangible asset amortization and depreciation adjusted to exclude certain items which we believe are not reflective of ongoing performance, including the effects related to (i) non-cash items, (ii) costs and charges that do not relate to our ongoing operations and (iii) certain other adjustments including the run-rate effect of certain cost savings and synergies.

The following tables reconcile net income (loss) to Total Adjusted EBITDA and Indenture EBITDA for the periods presented (in millions):

	Six Months Ended March 31,		Twelve Months Ended March 31, 2021
	2021	2020
Net loss attributable to the Company	$(249)	$(85)	$(563)
Income (loss) attributable to noncontrolling interests	1	(1)	(1)

Net loss	(248)	(86)	(564)
Income tax provision (benefit)	137	(19)	139

Loss before income taxes	(111)	(105)	(425)
Net financing charges	366	339	744
Restructuring and impairment costs	253	—	264
Intangible asset amortization	200	193	401
Depreciation	183	171	358
Deal and stand up costs (1)	17	7	39
Impacts of purchase accounting (2)	7	7	13
Pension mark-to-market adjustment (3)	—	—	66
Core valuation change (4)	(32)	46	(29)
Factoring fees (5)	(9)	(15)	(20)
Other items (6)	3	45	38

Total Adjusted EBITDA	$877	$688	$1,449

Net contribution from non-controlling interests, equity method investments, and unrestricted subsidiary earnings (7)	8	(8)	16
Pension service cost (8)	(7)	(8)	(14)
Transportation and launch costs (9)	47	18	55
Lithium-ion losses (10)	18	18	39
Cost savings already realized and new pricing impact (11)	45	44	116
Other adjusting items (12)	—	2	—
Additional expenses related to COVID-19 (13)	36	16	155

Indenture EBITDA	$1,024	$770	$1,816

(1)	Expenses related to the Acquisition and costs to establish standalone business functions.
(2)	The amortization of the step-up in value of our equity method investments resulted in a reduction in equity income.
(3)	Non-cash accounting impact of net mark-to-market losses related to pension and other postretirement benefit plans.
(4)	Represents the non-cash change in value of battery cores primarily due to the change in the value of lead.
(5)

Includes costs associated with ongoing receivable factoring programs. To mitigate long collection terms for accounts receivable from certain aftermarket customers, the Company actively engages in receivable factoring programs, through which accounts receivable are sold to third-party intermediaries in exchange for a fee based on LIBOR plus a spread.

(6)

Consists of other items including: (i) consulting costs related to operational improvement initiatives ($7 million and $24 million for the six and twelve months ended March 31, 2021, respectively, and $27 million for the six months ended March 31, 2020), (ii) transaction costs associated with the Bosch Transaction ($9 million for the six months ended March 31, 2020), (iii) severance costs ($12 million for the twelve months ended March 31, 2021 and $7 million for the six months ended March 31, 2020), (iv) mark-to-market adjustments for investments in marketable common stock ($6 million and $7 million gain for the six and twelve months ended March 31, 2021, respectively, and $2 million loss for the six months ended March 31, 2020), (v) insurance recovery on disposal of certain assets ($1 million for both the six and twelve months ended March 31, 2021), (vi) equipment moving and installation costs related to discontinuing assembly operations of one of the Company’s U.S. plants ($5 million and $11 million for the six and twelve months ended March 31, 2021, respectively), (vii) stranded fixed costs and inefficiencies related to the ramp down in operations at one of the Company’s North America recycling plants ($4 million for both the six and twelve months ended March 31, 2021), (viii) loss on disposal of certain assets ($1 million and $2 million for the six and twelve months ended March 31, 2021, respectively), (ix) remeasurement gains related to the consolidation of certain partially-owned affiliates ($6 million for both the six and twelve months ended March 31, 2021), and (x) mark-to-market adjustments related to fuel forward contracts which do not qualify for hedge accounting treatment ($1 million gain for both the six and twelve months ended March 31, 2021).

(7)

Reflects net adjustments relating to (i) the exclusion of the portion of earnings that are attributable to non-controlling interests from consolidated investments that are not 100% owned by the Company (($3) million for both the six and twelve months ended March 31, 2021, and ($10) million for the six months ended March 31, 2020), (ii) the inclusion of the proportionate share of EBITDA from significant equity method investments ($23 million and $36 million for the six and twelve months ended March 31, 2021, respectively, and $15 million for the six months ended March 31, 2020), and (iii) removal of earnings from an equity method investment that is an unrestricted subsidiary following the consummation of the Acquisition (($12) million and ($17) million for the six and twelve months ended March 31, 2021, respectively, and ($13) million for the six months ended March 31, 2020).

(8)	Adjustment for non-cash accounting impact of interest, settlement losses and expected return on assets related to pension and other postretirement benefits.
(9)

Adjustments for (i) the reversal of launch costs incurred primarily in connection with capacity improvements in the U.S. and China and other inefficiencies, and (ii) transportation costs relating to one-time intracompany inventory transfers.

(10)	Reversal of losses from the lithium-ion division of the Company.
(11)

Adjustments to reflect (i) cost savings initiatives ($43 million and $110 million pro forma for the six and twelve months ended March 31, 2021, respectively, and $27 million pro forma for the six months ended March 31, 2020) and (ii) the impact of new pricing ($2 million and $6 million pro forma for the six and twelve months ended March 31, 2021, respectively, and $17 million pro forma for the six months ended March 31, 2020).

(12)	Consists of additional individually insignificant adjusting items.

(13)

Represents additional expenses resulting from the COVID-19 pandemic, including stranded fixed costs and higher transportation rates as we adjusted production levels to align with changing market demand - including the temporary complete closure of select facilities - and implemented enhanced safety and cleaning measures to protect the health of our employees. See “—Material Trends Affecting Our Results of Operations—COVID-19.”

	Year Ended September 30,
	2020	2019	2018
Net income (loss) attributable to the Company	$(399)	$25	$592
Income (loss) attributable to noncontrolling interests	(3)	15	47

Net income (loss)	(402)	40	639
Income tax provision (benefit)	(17)	147	601

Income (loss) before income taxes	(419)	187	1,240
Net financing charges	717	297	40
Restructuring and impairment costs	11	—	11
Allocation for JCI support functions and other(1)	—	62	94
Intangible asset amortization	394	165	8
Depreciation	346	280	243
Deal and stand up costs(2)	29	142	—
Impacts of purchase accounting(3)	13	302	—
Pension mark-to-market adjustment(4)	66	50	14
Core valuation change(5)	49	(14)	—
Factoring fees(6)	(26)	(34)	(27)
Other items(7)	80	18	(38)

Total Adjusted EBITDA	$1,260	$1,455	$1,585

Non-cash compensation and pension service cost(8)	(15)	1	13
Net contribution from non-controlling interests, equity method investments, and unrestricted subsidiary earnings(9)	10	(43)	(43)
Transportation and launch costs(10)	26	37	58
Lithium-ion losses(11)	39	40	38
Cost savings already realized and new pricing impact(12)	65	82	—
Other adjusting items(13)	2	16	4
Incremental standalone costs(14)	—	(21)	(35)
Additional expenses related to COVID-19(15)	135	—	—

Indenture EBITDA	$1,522	$1,567	$1,620

(1)	General corporate expenses and other allocations for certain support functions provided by JCI prior to the Acquisition.
(2)

Expenses related to the Acquisition and costs to establish standalone business functions. Acquisition related expenses were $128 million for the year ended September 30, 2019. Costs to establish standalone business functions were $29 million for the year ended September 30, 2020 and $14 million for the year ended September 30, 2019.

(3)

Impacts of purchase accounting adjustments related to the Acquisition. The sell through of inventory at fair value resulted in increased cost of sales of $296 million for the year ended September 30, 2019. The amortization of the step-up in value of our non-consolidated joint ventures resulted in a reduction in equity income of $13 million for the year ended September 30, 2020 and $6 million for the year ended September 30, 2019.
(4)	Non-cash accounting impact of net mark-to-market losses related to pension and other postretirement benefit plans.
(5)	Represents the non-cash change in value of battery cores primarily due to the change in the value of lead.
(6)

Includes costs associated with ongoing receivable factoring programs. To mitigate long collection terms for accounts receivable from certain aftermarket customers, the Company actively engages in receivable factoring programs, through which accounts receivable are sold to third-party intermediaries in exchange for a fee based on LIBOR plus a spread.

(7)

Consists of items including, among others: (i) restructuring costs and discontinued operation losses at certain equity method investments ($3 million for the year ended September 30, 2019 and $7 million for the year ended September 30, 2018), (ii) consulting costs related to operational improvement initiatives ($44 million for the year ended September 30, 2020 and $15 million for the year ended September 30, 2019), (iii) transaction costs associated with our acquisition from Bosch of the 20% interests held by Bosch in a joint venture in which we hold the remaining interests the (“Bosch Transaction”) ($9 million for the year ended September 30, 2020), (iv) severance costs ($19 million for the year ended September 30, 2020), (v) mark-to-market adjustments for investments in marketable common stock ($1 million loss for the year ended September 30, 2020), (vi) loss on disposal of certain assets ($1 million for the year ended September 30, 2020), (vii) equipment moving and installation costs related to discontinuing assembly operations of one of the Company’s U.S. plants ($6 million for the year ended September 30, 2020), (viii) adjustment to asset retirement obligations due to a modification in the underlying calculation assumptions (($13) million for the year ended September 30, 2018), (ix) gain on deconsolidation of a subsidiary (($15) million for the year ended September 30, 2018), (x) gain on partial divestiture of equity interests in a non-consolidated subsidiary (($7) million for the year ended September 30, 2018) and (xi) reversal of a license fee received in connection with the renegotiation of an existing IP agreement (($10) million for the year ended September 30, 2018).

(8)

Adjustments to remove: (i) non-cash compensation expense related to stock incentive and long-term incentive plans ($16 million and $28 million for the years ended September 30, 2019 and 2018, respectively), and (ii) non-cash accounting impact of interest, settlement losses and expected return on assets related to pension and other postretirement benefits (($15) million for each of the years ended September 30, 2020, 2019 and 2018).

(9)

Reflects net adjustments relating to (i) the exclusion of the portion of earnings that are attributable to non-controlling interests from consolidated investments that are not 100% owned by the Company (($10) million offset by $10 million pro forma adjustment to reverse the annualized impact on non-controlling interest of the Bosch Transaction for the year ended September 30, 2020, ($57) million for the year ended September 30, 2019 and ($69) million for the year ended September 30, 2018), (ii) the inclusion of the proportionate share of Total Adjusted EBITDA from significant equity method investments ($28 million, $33 million and $45 million for the years ended September 30, 2020, 2019 and 2018, respectively) and (iii) removal of earnings from an equity method investment that is an unrestricted subsidiary following the consummation of the Acquisition (($18) million, ($19) million and ($19) million for the years ended September 30, 2020, 2019 and 2018, respectively).

(10)

Adjustments for (i) the reversal of launch costs incurred primarily in connection with capacity improvements in the U.S. and China and other inefficiencies, and (ii) transportation costs relating to one-time intracompany inventory transfers.

(11)	Reversal of losses from the lithium-ion division of the Company.
(12)

Adjustments to reflect (i) cost savings initiatives ($44 million pro forma for the year ended September 30, 2020 and $65 million pro forma for the year ended September 30, 2019) and (ii) the impact of new pricing ($21 million pro forma for the year ended September 30, 2020 and $17 million pro forma for the year ended September 30, 2019).

(13)

Consists of additional adjusting items, including, among others: (i) adjustments to reflect insurance proceeds relating to hurricane damage ($10 million and $9 million for the years ended September 30, 2019 and 2018, respectively) and (ii) reversal of non-operating external reporting adjustments ($6 million and ($3) million for the years ended September 30, 2019 and 2018, respectively).
(14)	Adjustments to reflect estimated incremental costs related to operating as a stand-alone company.
(15)

Represents additional expenses resulting from the COVID-19 pandemic, including stranded fixed costs and higher transportation rates as we adjusted production levels to align with changing market demand—including the temporary complete closure of select facilities—and implemented enhanced safety and cleaning measures to protect the health of our employees. See “Material Trends Affecting Our Results of Operations—COVID-19.”

Senior Notes

In connection with the Acquisition, our wholly-owned subsidiaries, Clarios Global LP (the “Borrower”) and Clarios US Finance Company, Inc. (the “Co-Borrower” and, together with the Borrower, the “Borrowers”) issued $1,000 million aggregate principal amount of 6.250% Senior Secured Notes due 2026 (the “2026 USD Secured Notes”), €700 million aggregate principal amount of 4.375% Senior Secured Notes due 2026 (the “Euro Secured Notes” and, together with the 2026 USD Secured Notes, the “2026 Secured Notes”) and $1,950 million aggregate principal amount of 8.500% Senior Notes due 2027 (the “Unsecured Notes” and, together with the 2026 Secured Notes, the “Acquisition Financing Notes”). We used the net proceeds from the issuance of the Acquisition Financing Notes to finance the Acquisition.

In addition, on May 20, 2020, the Borrowers issued $500 million aggregate principal amount of 6.750% Senior Secured Notes due 2025 (the “2025 Secured Notes” and, together with the Secured Notes, the “Secured Notes”). We used the net proceeds from the issuance of the 2025 Secured Notes for general corporate purposes.

The Secured Notes

The 2026 Secured Notes were issued pursuant to the indenture, dated as of April 1, 2019, among Holdings, the Borrowers, the guarantors party thereto, Citibank, N.A. as trustee, dollar paying agent and collateral agent and Citibank, N.A., London Branch as euro paying agent. The 2026 USD Secured Notes bear interest at a rate of 6.250% per year and the Euro Secured Notes bear interest at a rate of 4.375% per year. Interest on the 2026 Secured Notes is payable semi-annually in arrears on May 15 and November 15 of each year. The 2026 Secured Notes will mature on May 15, 2026.

The 2025 Secured Notes were issued pursuant to the indenture, dated as of May 20, 2020, among Holdings, the Borrowers, the guarantors party thereto and Citibank, N.A. as trustee, paying agent and collateral agent. The 2025 USD Secured Notes bear interest at a rate of 6.750% per year. Interest on the 2025 Secured Notes is payable semi-annually in arrears on May 15 and November 15 of each year. The 2025 Secured Notes will mature on May 15, 2025.

We are entitled to redeem some or all of the Secured Notes at any time at the redemption prices set forth in the applicable indenture.

The Secured Notes contain customary representations and warranties, affirmative and negative covenants and events of default. For additional information, see “Description of Material Indebtedness—The Secured Notes—6.250% Senior Secured Notes due 2026,” “—4.375% Senior Secured Notes due 2026” and “—6.750% Senior Secured Notes due 2025.”

The Unsecured Notes

The Unsecured Notes were issued pursuant to the indenture, dated as of April 1, 2019, among Holdings, the Borrowers, the guarantors party thereto and Citibank, N.A., as trustee. The Unsecured Notes bear interest at a rate of 8.500% per year. Interest on the Unsecured Notes is payable semi-annually in arrears on May 15 and November 15 of each year. The Unsecured Notes will mature on May 15, 2027.

The Unsecured Notes and the related guarantees are the Borrowers’ and the guarantors’ senior unsecured obligations.

We are entitled to redeem some or all of the Unsecured Notes at any time at the redemption prices set forth in the applicable indenture.

For additional information, see “Description of Material Indebtedness—The Unsecured Notes—8.500% Senior Notes due 2027.”

Credit Facilities

Concurrently with the closing of the Acquisition, on April 30, 2019, the Borrower entered into (i) a first lien credit agreement with, among others, the Co-Borrower, Holdings, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and the lenders party thereto, providing for the Senior Secured Credit Facilities (the “First Lien Credit Agreement”) and (ii) an ABL credit agreement with, among others, the Co-Borrower, Clarios Recycling GmbH, each of the other borrowers from time to time party thereto, Holdings, Citibank, N.A. and/or its affiliates, as administrative agent and collateral agent, and the lenders and issuing banks party thereto, providing for the ABL Facility (the “ABL Credit Agreement”). On March 5, 2020, the Company entered into an incremental amendment to the ABL Facility, which increased the aggregate commitments thereunder. On March 5, 2021, the parties thereto entered into a repricing amendment to the Senior Secured Credit Facilities (the “Repricing Amendment”), which lowered the applicable margins related to the term loans thereunder.

Senior Secured Credit Facilities

On April 30, 2019, the Borrower borrowed $6,409 million equivalent principal amount under the Term Loan Facility consisting of (i) borrowings of $4,200 million under the USD Term Loan and (ii) borrowings of €1,955 million under the Euro Term Loan. We used the proceeds of the borrowings under the Term Loan Facility and the ABL Facility to pay the cash consideration for the Acquisition and pay related fees and expenses. The maturity date for the Term Loan Facility is April 30, 2026.

Amounts borrowed under the Senior Secured Credit Facilities are subject to interest at a rate per annum equal to an applicable margin plus, at our option, either (a) for base rate loans denominated in U.S. Dollars, a base rate determined by reference to the highest of (i) the rate last quoted by The Wall Street Journal (or, if such rate is not quoted by The Wall Street Journal, another national publication selected by the administrative agent in consultation with the Borrower) as the U.S. “Prime Rate” in effect on such day, (ii) the Federal Funds Effective Rate plus 0.50% per annum and (iii) the one month U.S. Dollar LIBOR rate (which shall not be less than 0.00%) plus 1.00% per annum or (b) for Eurodollar rate loans, a rate determined by reference to the highest of (i) the U.S. Dollar LIBOR rate (in the case of the USD Term Loan) or the EURIBOR rate (in the case of the Euro Term Loan) based on the interest period of the applicable borrowing and (ii) 0.00%.

After the Repricing Amendment, the applicable margin for the USD Term Loan is 2.25% per annum in the case of base rate loans and 3.25% per annum in the case of Eurodollar rate loans and the applicable margin for the Euro Term Loan is 3.25% per annum for EURIBOR rate loans. The applicable margin under the Revolving Facility is based on a leverage-based pricing grid which does not exceed 3.25% per annum (in the case of Eurodollar rate loans) and 2.25% per annum (in the case of base rate loans). In addition, immediately after giving effect to the Repricing Amendment, the principal amount of the USD Term Loan was $3,972.5 million and the principal amount of the Euro Term Loan was €1,890 million.

Following the Repricing Amendment, the Senior Secured Credit Facilities include certain provisions that provide for an automatic transition to a replacement benchmark to the U.S. Dollar LIBOR rate upon certain future events.

We are required to pay an unused line fee to the lenders under the Revolving Facility on the committed but unutilized balance of the Revolving Facility at a rate of, initially, 0.50% per annum, subject to stepdowns upon the achievement of certain first lien net leverage ratios.

The credit agreement governing the Senior Secured Credit Facilities contains customary representations and warranties, affirmative and negative covenants and events of default. The covenants include a maximum first lien net leverage ratio in relation to the Revolving Facility, applicable if certain exposures thereunder exceed a threshold amount on the last day of a fiscal quarter. There were no outstanding borrowings under the Revolving Facility as of September 30, 2020.

For additional information, see “Description of Material Indebtedness—Senior Secured Credit Facilities.”

ABL Facility

The ABL Facility allows us to draw up to $750 million pursuant to an incremental amendment on March 5, 2020, subject to borrowing base availability, and will mature on April 30, 2024. We have the ability to request the issuance of letters of credit up to a maximum aggregate amount of $273.0 million.

Amounts borrowed under the ABL Facility are subject to interest at a rate per annum equal to an applicable margin plus, at our option, either (a) for base rate loans denominated in U.S. Dollars, a base rate determined by reference to the highest of (i) the rate of interest announced publicly by Citibank, N.A. in New York, from time to time, as its prime rate, (ii) the Federal Funds Effective Rate plus 0.50% per annum and (iii) the one month U.S. Dollar LIBOR rate (which shall not be less than 0.00%) plus 1.00% per annum or (b) for Eurodollar rate loans denominated in U.S. Dollars or Euros, a rate determined by reference to the highest of (i) the U.S. Dollar LIBOR rate (in the case of U.S. Dollar denominated loans) or the EURIBOR rate (in the case of Euro denominated loans) based on the interest period of the applicable borrowing and (ii) 0.00%. Asset-based revolving loans denominated in other currencies are subject to interest at a rate per annum equal to an applicable margin plus the customary equivalent to the Eurodollar rate.

The applicable margin percentages with respect to borrowings under the ABL Facility are subject to adjustments based on historical excess availability as further described in the credit agreement for the ABL Facility. We also are required to pay an unused line fee to the lenders under the ABL Facility on the committed but unutilized balance of the ABL Facility at a rate of 0.375% or 0.250% per annum, which varies depending on utilization.

The credit agreement governing the ABL Facility contains customary representations and warranties, affirmative and negative covenants, and events of default. The covenants include a minimum fixed-charge coverage ratio, applicable only if utilization of the ABL Facility exceeds a certain threshold. There were no outstanding borrowings under the ABL Facility as of September 30, 2020.

For additional information, see “Description of Material Indebtedness—ABL facility.”

Liquidity Outlook

We believe that our current cash and equivalents, along with cash flows from operations and unused availability under the ABL Facility and the Revolving Facility will be sufficient to fund our current operating requirements over the next twelve months. Our liquidity and our ability to meet our obligations and fund our capital and other requirements are also dependent on our future financial performance, which is subject to general economic and market conditions and other factors that are beyond our control. Accordingly, we cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings or equity financings will be available to meet our liquidity needs. If we were unable to generate new contracts with existing and new customers, if the level of contract cancellations increased, or if contract delays lengthen or increase, our cash flow from operations would be materially adversely affected. We anticipate that to the extent we need additional liquidity, it will be funded through the incurrence of additional indebtedness, equity financings or a combination thereof. We cannot assure you that we will be able to obtain this additional liquidity on reasonable terms or at all. If we decide to pursue one or more significant acquisitions or significant internal growth initiatives, we may incur additional debt or sell additional equity to finance such acquisitions or initiatives.

Off-Balance Sheet Arrangements

The Company has obtained letters of credit securing our subsidiaries’ obligations pertaining to insurable risks, banking relationships, lease arrangements, and environmental matters. The maximum liability under such letters of credit as of March 31, 2021 was $73 million. These letters of credit have various expiration dates through March 2022. We do not anticipate that the counterparties will draw upon these letters of credit, and we expect that they will be renewed to the extent necessary in the future. Additional information is presented in Note 16, “Commitments and Contingencies,” of the notes to the unaudited consolidated financial statements included elsewhere in this prospectus.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon the financial statements of the Company, which have been prepared in conformity with U.S. GAAP. During the preparation of the financial statements of the Company in conformity with U.S. GAAP, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, fair value measures, goodwill and intangible assets and related disclosures of assets and liabilities. On an ongoing basis, we evaluate such estimates and assumptions. We base our estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Accounting estimates and assumptions discussed in this section do not reflect a comprehensive list of all of our accounting policies, but are those that we consider to be the most critical to an understanding of the financial statements of the Company because they involve significant judgments and uncertainties.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill reflects the cost of an acquisition in excess of the fair values assigned to identifiable net assets acquired. The Company reviews goodwill for impairment during the fourth fiscal quarter or more frequently if events or changes in circumstances indicate the asset might be impaired. The Company performs impairment reviews for its reporting units using a fair value method based on management’s judgments and assumptions or third-party valuations. The fair value of a reporting unit refers to the price that would be received to sell the unit as a whole in an orderly transaction between market participants at the measurement date. In estimating the fair value, the Successor Company uses a present value technique based on discounted cash flows to estimate the fair value of our reporting units. In estimating the fair value, the Predecessor Company used a multiples of earnings based on the average of published multiples of earnings of comparable entities with similar operations and economic characteristics and applied to the Company’s average of historical and future financial results. The inputs utilized in the analyses are classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820, “Fair Value Measurement.” The estimated fair value is then compared with the carrying amount of the reporting unit, including recorded goodwill. The Company is subject to financial statement risk to the extent that the carrying amount exceeds the estimated fair value. This risk was meaningfully increased for the Successor Company as a result of the new basis of accounting created by the application of acquisition accounting as described in Note 2, “Acquisitions,” of the notes to the audited consolidated and combined financial statements included elsewhere in this prospectus. Due to the recency of the Acquisition Date, the Company had limited cushion in each of its reporting units as of its most recent goodwill impairment review. As a result of the

Acquisition, the carrying amount of the Company’s consolidated net assets increased by $6,971 million, of which $5,890 million was allocated to definite-lived intangible assets for which the Company has recorded $555 million in amortization expense since the Acquisition Date and expects go-forward amortization expense of approximately $386 million per year. As such, it is the Company’s expectation that the increased financial statement risk created by the application of acquisition accounting will be reduced over time as a result of ordinary amortization expense.

As of July 1, 2020, the Company performed its annual impairment tests for goodwill. The assumptions included in the impairment tests require judgment and changes to these inputs could impact the results of the calculations. The primary assumptions used in estimating fair value for the impairment tests were the business growth rates and discount rates. These assumptions were developed taking into account ongoing market conditions, including uncertainty of timing of the recovery in sales volumes as a result of the COVID-19 pandemic. The result of the July 1, 2020 impairment test for goodwill indicated that the fair value of the Americas, EMEA, and Asia reporting units exceeded their carrying values by 7%, 2%, and 15%, respectively. A hypothetical 25 basis point decline in the compounded annual growth rate of revenue would have decreased the percentage by which the fairvalue of the Americas, EMEA, and Asia reporting units exceeded their carrying value by 2%, 2%, and 0%, respectively. A hypothetical 25 basis point increase in the assumed discount rate would have decreased the percentage by which the fair value of the Americas, EMEA, and Asia reporting units exceeded their carrying valueby 2%, 2%, and 2%, respectively. As of September 30, 2020, goodwill of $426 million, $1,076 million, and $240 million was allocated to the Americas, EMEA, and Asia reporting units, respectively. Refer to Note 6, “Goodwill and Other Intangible Assets,” of the notes to the audited consolidated and combined financial statements included elsewhere in this prospectus.

Although the Company’s forecasts are based on assumptions that are considered reasonable by management and consistent with the plans and estimates management is using to operate the underlying businesses, there are significant judgments in determining the expected future growth rates of a reporting unit. The Company continuously monitors for events and circumstances that could negatively impact the key assumptions in determining fair value, including long-term revenue growth projections, profitability, discount rates, recent market valuations from transactions by comparable companies and general industry, market and macro-economic conditions. It is possible that future changes in such circumstances, or in the variables associated with the judgments, assumptions and estimates used in assessing the fair value of the reporting unit, would require the Company to record a non-cash impairment charge which may be material.

Indefinite-lived intangible assets are subject to at least annual impairment testing. Indefinite-lived intangible assets primarily consist of trademarks and are tested for impairment using a relief-from-royalty method. A significant amount of management judgment and assumptions are required in performing the impairment tests. The key assumptions used in the impairment tests were long-term revenue growth projections, royalty rates, discount rates and general industry, market and macro-economic conditions. It is possible that future changes in such circumstances, or in the variables associated with the judgment assumption and estimates used in assessing the fair value of indefinite-lived intangible assets, would require the Company to record a non-cash impairment charge which may be material.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property, plant and equipment and other intangible assets with definite lives, for impairment whenever events or changes in circumstances indicate that the asset’s carrying amount may not be recoverable. The Company conducts its long-lived asset impairment analyses in accordance with ASC 360-10-15, “Impairment or Disposal of Long-Lived Assets.” ASC 360-10-15 requires the Company to group assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and evaluate the asset group against the sum of the undiscounted future cash flows. If the undiscounted cash flows do not indicate the carrying amount of the asset is recoverable, an impairment charge is measured as the amount by which the carrying amount of the asset group exceeds its fair value based on discounted cash flow analysis or appraisals. The inputs utilized in the analyses are generally classified as level 3 inputs within the fair value hierarchy as defined in ASC 820, “Fair Value Measurement.” Refer to Note 15, “Restructuring and Impairment Costs,” and Note 20 “Subsequent Events,” of the notes to the audited consolidated and combined financial statements included elsewhere in this prospectus for information regarding impairments recorded.

Revenue Recognition

Net sales consist of gross sales less sales adjustments related to provisions for customer returns, allowances and rebates. The Company’s revenue is generated through the manufacture and sale of automotive battery products to OEM and aftermarket customers globally, of which the delivery of goods ordered typically represents the Company’s sole performance obligation with respect to distinct goods and services offered to customers. The Company recognizes revenue typically at the point in time when control over the goods transfers to the customer as specified by the shipping terms agreed upon with the customer.

The transaction price includes the total consideration expected to be received under the contract, which may include both cash and noncash components. The calculation of the transaction price for contracts containing noncash consideration includes the fair value of the noncash consideration to be received as of the contract’s inception date. Noncash consideration received from customers consists of spent battery cores for which the Company estimates fair value based on the lead content to be obtained from their reclamation and the market price of the relevant lead index as of the contract’s inception date. Noncash consideration is considered to be a level 2 fair value measurement. Certain agreements contain price arrangements that represent material rights to customers for battery core returns. Material rights are accounted for as separate performance obligations and recognized as a deferred revenue within other current liabilities in the consolidated statements of financial position. Material rights are recognized as revenue as the option is exercised or expires.

The Company considers the contractual consideration payable by the customer and assesses variable consideration that may affect the total transaction price, including discounts, rebates, refunds, credits or other similar sources of variable consideration, when determining the transaction price of each contract. The Company includes variable consideration in the estimated transaction price when it is probable that significant reversal of revenue recognized would not occur when the uncertainty associated with variable consideration is subsequently resolved. These estimates are based on the amount of consideration that the Company expects to be entitled to.

Shipping and handling costs billed to customers are included in sales and the related costs are included in cost of sales when control transfers to the customer. The Company has elected to present amounts collected from customers for sales and other taxes net of the related amounts remitted. Refer to Note 3, “Revenue,” of the notes to the audited consolidated and combined financial statements included elsewhere in this prospectus for disclosure of the Company’s revenue recognition activity.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in interest rates, foreign currency exchange rates and commodity price.

Interest Rate Exposure

We will incur variable interest expense with respect to our Senior Secured Credit Facilities and any outstanding borrowings under our ABL Facility and Revolving Credit Facility. As of March 31, 2021, we had approximately $10.5 billion aggregate principal amount of variable and fixed rate indebtedness, with a weighted-average interest rate of approximately 4.9% per year. Refer to Note 8, “Debt and Financing Arrangements,” of the notes to the unaudited consolidated financial statements included elsewhere in this prospectus for further information regarding the Company’s outstanding debt. A change of 0.125% in the assumed weighted-average interest rate of such debt would increase or decrease our estimated annual interest expense by approximately $13 million.

Derivative Instruments and Hedging Activity

The Company selectively uses derivative instruments to reduce the Company’s market risk associated with changes in interest rates, foreign currency and commodities. Refer to Note 9, “Derivative Instruments and Hedging Activities,” of the notes to the audited consolidated and combined financial statements and unaudited consolidated financial statements included elsewhere in this prospectus for further information.

Subsequent to the Acquisition, the Company has USD denominated variable-rate debt obligations and selectively enters into variable to fixed interest rate swaps to minimize variability in cash flows for interest payments associated with the designated proportion of the hedged debt. As cash flow hedges under ASC 815, “Derivatives and Hedging,” the hedge gains or losses due to changes in fair value are initially recorded as a component of AOCI and are subsequently reclassified into earnings when the hedged transactions occur and affect earnings. These contracts were highly effective in hedging the variability in future cash flows attributable to changes in interest rates during the six months ended March 31, 2021 and the year ended September 30, 2020.

Subsequent to the Acquisition, the Company has Euro denominated variable-rate debt obligations and selectively enters into interest rate caps to minimize extreme adverse variability in cash flows for interest payments associated with the designated proportion of the hedged debt. As cash flow hedges, the hedge gains or losses due to changes in fair value are initially recorded as a component of AOCI and are subsequently reclassified into earnings when the hedged transactions occur and affect earnings. The option premiums paid for the caps are recorded to interest expense over the life of the cap on a straight-line basis. The foreign currency transaction gains and losses on the Euro caps are recognized in earnings each period. The hedged interest rate was below the strike price on the caps during the six months ended March 31, 2021 and the year ended September 30, 2020.

The Company has global operations and participates in the foreign exchange markets to minimize its risk of loss from fluctuations in foreign currency exchange rates. The Company selectively hedges the Company’s anticipated transactions that are subject to foreign exchange rate risk primarily using foreign currency exchange hedge contracts. Prior to the Acquisition, the Parent Company hedged 70% to 90% of the nominal amount of each of the Company’s known foreign exchange transactional exposures. As cash flow hedges under ASC 815, “Derivatives and Hedging,” the hedge gains or losses due to changes in fair value were initially recorded as a component of AOCI and were subsequently reclassified into earnings when the hedged transactions occurred and affected earnings. These contracts were highly effective in hedging the variability in future cash flows attributable to changes in currency exchange rates during the Predecessor periods presented. As of March 31, 2021, the Company does not have any outstanding foreign currency exchange hedge contracts designated as hedging instruments.

Prior and subsequent to the Acquisition, the Company selectively hedged anticipated transactions that were subject to commodity price risk, primarily using commodity hedge contracts, to minimize overall price risk associated with the Company’s purchases of lead, tin and polypropylene in cases where commodity price risk cannot be naturally offset or hedged through supply base fixed price contracts. Commodity risks were systematically managed pursuant to policy guidelines. As cash flow hedges, the hedge gains or losses due to changes in fair value were initially recorded as a component of AOCI and were subsequently reclassified into earnings when the hedged transactions, typically sales, occurred and affected earnings. The maturities of the commodity hedge contracts coincided with the expected purchase of the commodities. These contracts were highly effective in hedging the variability in future cash flows attributable to changes in commodity prices during all periods presented.

Recently Adopted Accounting Pronouncements

Refer to Note 1, “Summary of the Business and Significant Accounting Policies,” of the notes to the unaudited consolidated financial statements, as well as Note 1, “Summary of the Business and Significant Accounting Policies,” of the notes to the audited consolidated and combined financial statements included elsewhere in this prospectus for discussion of recently adopted accounting pronouncements.

BUSINESS

Our History and Brookfield’s Ownership

Our Company was founded over a century ago and re-defined as a new company, Clarios, upon acquisition by Brookfield Business Partners and CDPQ and others on May 1, 2019. Since our acquisition by Brookfield and CDPQ, we have transformed our business through a combination of growth and business improvement initiatives. From a products and engineering perspective, we have re-positioned the business to more successfully pursue the significant opportunity we see in Advanced Battery growth in the future. Our organization has also become leaner and more nimble with a run-rate of $175 million in cost savings out of a targeted total of over $400 million as of January 2021, including the annualized impact of facility closures and headcount reductions.

The following summary illustrates current industry dynamics, our focused strategic priorities and key financial metrics to drive accountability to our progress:

Company Overview

Clarios is one of the world’s largest suppliers of energy storage solutions. We design and manufacture advanced, low-voltage battery technologies for global mobility and industrial applications, offering reliability, safety and comfort to everyday lives. Our batteries power cars, commercial vehicles, motorcycles, marine vehicles, powersports vehicles and industrial products. In our core low-voltage mobility battery markets, we are the only global manufacturer and are significantly larger than our nearest competitor by revenue. We believe we are unique in terms of our global capabilities, with the number one market position in both the Americas and EMEA, and the number three market position in Asia. The majority of demand for our products comes from the aftermarket channel, driven by consumer replacements. We sell more than 140 million batteries annually that are distributed to OEM and aftermarket customers into over 140 countries. Our scale, global footprint and vertical integration allow us to operate with a best-in-class cost structure, lead the industry in technological innovation and deliver greater value to customers and consumers. We have established one of the world’s most successful examples of a circular economy. We design, manufacture, transport, recycle and recover the materials in vehicle batteries using a closed-loop system. Our batteries are designed so that up to 99% of the materials can be responsibly recovered, recycled and repurposed directly into new batteries.

Our batteries provide reliable, low-voltage power to a full range of propulsion technologies and will remain critical with the transition of the global transportation network from ICE to hybrid and EVs. Our batteries support a range of functions critical to vehicle performance ranging from the more traditional roles of engine starting and ignition and supporting key-off loads, to more demanding emerging functions such as start-stop, ADAS, over-the-air software updates and autonomous driving. Importantly, our batteries provide the fail-safe power required to support electric and autonomous vehicles. Our advanced products are well-positioned to enable the increasing electrical load requirements seen in nearly all vehicles entering the market today, and especially the technologies of start-stop, EV and AV, which require more robust, advanced energy solutions. We believe the battery mix shift towards higher-margin advanced products represents a significant opportunity for Clarios as we deliver a compelling value proposition to our consumers by combining advanced technology solutions for mission critical systems with a lower cost solution than competing technologies.

Our product portfolio includes standard SLI and Advanced Batteries, which include EFB and AGM. We believe our products have differentiating factors, such as PowerFrame, which reduces lead usage and bolsters corrosion resistance, our patented EFB design and our certified non-spillable AGM battery technology. We also develop and manufacture low-voltage lithium-ion battery technologies for select markets. We distribute our products primarily through the aftermarket and OEM channels. We sell our products through a number of well-recognized global and regional brands such as VARTA®, LTH®, Heliar®, OPTIMA®, Delkor® and MAC®. Principally outside of North America we go to market with these owned brands which, based on consumer awareness studies, are consistently #1 or #2 in nearly every major market in which we participate. We also provide private label brands to our aftermarket customers including DieHard, Interstate, Duralast, Bosch and EverStart.

For the twelve months ended September 30, 2020, approximately 80% of our unit volume and an even larger share of our gross profit was generated through the replacement aftermarket channel. In the automotive market, our batteries have an average life of three to six years and the battery is replaced, on average, two to four times over a vehicle’s useful life, depending on the battery technology, application, driving habits and geography. Given aftermarket customers require not only a high-quality product but also outstanding service and support, we deliver value far beyond the supply of batteries. We have developed deep channel partnerships and have longstanding relationships with large domestic and international aftermarket customers such as Interstate, AutoZone, Bosch, Advance Auto Parts, Walmart and LKQ, serving as a critical partner in one of their largest and most important sales categories. We operate an entire logistics network for battery delivery (in some cases, direct to store) and for the return of spent batteries to be recycled, often through our owned recycling network. We benefit from our scale and technology developed with OEMs, which allow us to deliver a high level of expertise to the replacement channel, including training, technical and system expertise and category management. Our scale also allows us to fulfill store level demand in a timely fashion and at competitive cost. These differentiators are increasingly important as the complexity of monitoring and installing Advanced Batteries continues to rise. Additionally, we continue to innovate around aftermarket distribution through point of sale and digital channels, particularly in China.

The remaining roughly 20% of our unit volume is generated through the OEM channel, which is comprised of sales to major car, commercial vehicle, motorcycle, marine, powersports vehicle and industrial manufacturers globally. Our capabilities and expertise have also positioned us as the partner of choice for our OEM customers, including Ford Motor Company, General Motors Company, Volkswagen, Tesla, Inc., BYD Auto Co., Ltd, Li Auto Inc., The Daimler Motor Company Limited, BMW, PACCAR Inc., Polaris, Toyota Motor Corporation and Caterpillar Inc. Our OEM business is driven by global demand for new vehicles and equipment but serves as a key driver of our future aftermarket replacement business. Our focus is to be sourced as “first fit” with both leading traditional OEMs and emerging EV OEMs globally, which in turn bolsters our replacement business in the aftermarket channel. Our customers look to us to provide low-voltage systems integration expertise and drive technological innovation. We work closely with OEMs during development of future platform launches, designing energy storage technologies that will cost-effectively help them meet increasing environmental, safety and vehicle electrification requirements. Our leading global position in the OEM channel allows us to collaborate with a wide range of customers in bringing to market new technologies that can support and accelerate advancements in powertrain technology and autonomy. In addition, our global footprint allows us to serve OEMs with the same product in multiple regions with localized production, which simplifies their procurement processes on global vehicle platforms. No customer accounted for more than 10% of total volume for the twelve months ended September 30, 2020.

Our global scale and market position allow us to be a driving force in shaping environmental policy within our industry. We seek to be a leader in sustainability principles in both strategy and day-to-day operations by pursuing sustainable growth opportunities and investments in our business, reducing waste and ensuring the reuse of materials through a closed-loop recycling system. Our investments in sustainable operations create value for all stakeholders in our business. They are both a source of pride for our employees and a competitive advantage allowing us to deliver higher production volumes, limit commodity supply risk and price exposure, and generate higher margins, all while minimizing impacts on the environment. By collaborating closely with our customers to manage used batteries responsibly, we seek to help our customers meet their sustainability goals. As our recycling services translate directly to value to our customers, we deepen our relationships, position ourselves as a supplier of choice and establish our company as a future-focused leader. We have helped to shape environmental policy around the world, working with local regulatory bodies in regions where we operate to improve applicable regulatory standards, resulting in significant improvements over the past two decades within our industry. We believe that our efforts to exceed industry-leading environmental and safety standards globally have been a key driver of our success.

Our business has a long history of organic growth. In the future, we believe we will benefit from top-line and bottom-line growth through an expanding global car parc and favorable mix shift to Advanced Batteries driven by replacement batteries for the large number of start-stop vehicles already on the road. We also expect our business to benefit from increasing power demands in electrified and autonomous vehicles, increased penetration in high-growth regions around the world, particularly in China, expansion to adjacent end markets and successful execution of significant cost-saving and margin enhancement initiatives already underway. Our strong cash flow provides the opportunity to redeploy capital and explore acquisition opportunities. The strength and resilience of our business model is exhibited in our track record of solid financial performance. For the fiscal year ended September 30, 2020, our business generated $7,602 million in revenue and sold 143 million batteries and for the fiscal year ended September 30, 2019, our business generated $8,528 million in revenue and sold 153 million batteries. As of March 31, 2021, we had approximately $10.3 billion of long-term debt outstanding, including deferred financing costs and finance leases, and $550 million of cash and cash equivalents. The following chart reflects certain operating data for the year ended September 30, 2020.

Product Overview

Our batteries provide reliable, low-voltage essential power to a full range of propulsion technologies and will remain critical with the transition of the global transportation network from internal combustion engines to hybrid and EVs. Our batteries support a range of functions critical to vehicle performance ranging from the more traditional roles of engine starting and ignition and supporting key-off loads, to more demanding emerging functions such as start-stop, ADAS, over-the-air software updates and autonomous driving. Importantly, our batteries provide the fail-safe power required to support electric and highly autonomous vehicles. Our advanced products are well-positioned to enable the increasing electrical load requirements seen in nearly all vehicles entering the market today, and especially the technologies of start-stop, EV and AV, which require more robust, advanced energy solutions. We believe the battery mix shift towards higher-margin advanced products represents a significant opportunity for Clarios as we deliver a compelling value proposition to our consumers by combining advanced technology solutions for mission critical systems with a lower cost solution than competing technologies.

Industry Overview

We compete in the large, attractive and global mobility and industrial energy storage market and are a leading player in a significant subset of that market – the low-voltage lead battery industry. According to AVICENNE Energy, our subset of the market was approximately $38 billion in 2019 and is part of the larger $89 billion global rechargeable battery market. The players that compete successfully in this market possess a range of capabilities including a command of electrochemistry, excellent process-driven manufacturing, deep channel relationships and extensive research and product development expertise. We possess the same skills and abilities as many of the largest and most successful players in the broader rechargeable battery industry and believe that we can compete in other attractive pieces of the larger industry if we chose to do so.

Source: AVICENNE Energy

The global low-voltage battery market is large and serves multiple strategic end markets including the automotive, commercial vehicle, industrial, marine and powersports markets. In many of these markets, the low-voltage battery serves a similar function – providing safety-critical and standby power for equipment and vehicles which are primarily powered from another source of energy. Batteries in these applications primarily use a lead-based electrochemistry due to its low cost, reliability, cycle life and safety. For batteries utilizing a lead-based electrochemistry, 73% of 2019 volume was devoted to conventional flooded batteries, while 3% and 24% were devoted to EFB and AGM, respectively, according to AVICENNE Energy. Approximately 71% of the installed production capacity in the battery market is for the production of batteries deployed as auxiliary batteries in vehicle and equipment applications, while 17% is for industrial and energy storage system applications. The remaining capacity manufactures batteries for e-bikes, low-speed electric vehicles (e.g., golf carts) and other applications. As the aftermarket automotive industry is our largest end market, we expect for the industry to generally grow in line with the global car parc. IHS Markit estimates the current global car parc consists of approximately 1.3 billion vehicles and anticipates it to grow to 1.6 billion vehicles by 2030.

In the transportation end market, there are three predominant low-voltage battery technologies – SLI, EFB and AGM. Our customers’ choice of technology is informed primarily by four factors: economics, support for increased electrical loads, safety and the ability to monitor and diagnose battery health.

Functions performed by low-voltage batteries in vehicle applications

Low-voltage batteries serve several key functions in vehicle applications. Every vehicle requires a low-voltage system to function properly and safely. One of the most important functions of the low-voltage battery is to provide power to a vehicle’s electric system even when the vehicle is turned off, in both ICE and electric vehicles. In an ICE-powered vehicle, the low-voltage battery provides the initial force to turn the crankshaft and heat the spark plugs in order to initiate combustion within the engine’s cylinders. Similarly, when a BEV is started, the low-voltage battery activates the high-voltage circuit. In both ICE and BEVs, once the vehicle is on, it primarily relies upon the powertrain to supply many of its electrical loads. In an ICE vehicle, this is accomplished via the alternator, which is a small generator attached to the combustion engine. Electric vehicles use a DC/DC converter to accomplish a similar function, stepping down the voltage from the high-voltage battery circuit to a level that can be utilized by the vehicle’s various accessory and auxiliary loads.

In addition to starting the vehicle, low-voltage batteries provide power to lights and turn indicators, infotainment systems, vehicle computers, small motors that power locks and windows, power steering systems, seat controls and heating and ADAS features such as Automatic Emergency Braking (“AEB”) and lane-change warning systems. The low-voltage battery performs these functions regardless of the primary source of motive power for the vehicle.

Mild hybrid vehicles utilize low-voltage batteries largely the same way as conventional ICE-powered vehicles. Despite additional batteries being present in the powertrain, they are primarily focused on improving the vehicle’s fuel economy, rather than to power accessory loads or provide starting energy to the engine.

Technology comparison

While each of SLI, EFB and AGM batteries serve similar functions in the vehicle, their capabilities differ significantly. Battery technology is evaluated along four key elements: underlying economics, monitoring and diagnostics, safety and the ability to support increased power loads. Historically, SLI batteries were selected for their low cost and reliability and used only to power the starting, lighting and ignition systems and a small number of additional features. However, as vehicles have become more complex and fuel economy regulations have tightened, OEMs have increasingly looked to utilize a vehicle’s low-voltage battery to provide more power for peak loads in an effort to reduce electrical demands on the powertrain and avoid increasing the size of the alternator or DC/DC converter capacity. The increased power demands and higher degree of cycling that accompany these design choices work to limit the life of a conventional SLI battery.

EFBs provide a more reliable alternative to SLI batteries at a modest price premium. An EFB typically has improvements in materials composition, component selection and mechanical construction and, as a result, benefits from higher cycling performance versus SLI batteries. This improved performance translates into an EFB being able to support greater loads and more aggressive duty cycle in the vehicle while maintaining the normally expected life of an automotive battery.

AGM batteries are the highest-performing lead-acid battery type across all dimensions. AGM batteries provide superior voltage monitoring and diagnostic capabilities resulting in much more stable voltage over time. Cycling performance, the battery’s ability to charge and discharge over time and to a greater depth, in AGM batteries is also superior to EFB and SLI batteries. This enables OEM customers to optimize their electrical management system to incorporate peak shaving (the ability to utilize the low-voltage battery to provide power beyond the capability of the alternator or DC/DC converter for periods of outsized demand). Finally, AGM is the safest lead-acid battery technology. The absorbent mat eliminates the liquid electrolyte found in traditional flooded batteries (SLI and EFB) and the inherent risk of spills. More importantly, we believe the ability to closely monitor the battery’s health over time means that AGM batteries will be able to meet the Automotive Safety Integrity Level (“ASIL”) B standard, which EFB and SLI products cannot satisfy. Achieving ASIL B standards will make AGM products more attractive for use as safety critical backup power for AVs. AGM batteries also compare favorably to SLI and EFB on a total cost of ownership basis. Although their upfront cost is higher, the stability and vibration resistance of AGM batteries results in significantly lower warranty costs for OEMs.

Finally, while there are applications where lithium-ion batteries are being used in low-voltage applications, they are predominantly restricted to use-cases that are highly sensitive to weight reduction or where consumers are not sensitive to price. For example, high-performance and low volume sports cars will sometimes utilize low-voltage lithium-ion batteries. In the broader market however, low-voltage AGM provides multiple clear benefits over lithium-ion. First, AGM batteries are significantly more cost-effective than lithium-ion. We estimate AGM batteries are one-fourth the cost of lithium-ion batteries today. AGM batteries are cheaper to purchase and have lower warranty costs than low-voltage lithium-ion batteries. AGM batteries experience lower warranty costs as compared to lithium-ion. The electronics in low-voltage lithium-ion batteries introduce additional failure modes beyond those present in AGM batteries. Additionally, beyond lithium-ion’s weight advantage versus AGM, lithium-ion’s benefits are relatively muted in low-voltage applications. Both AGM and lithium-ion technologies can adequately bear the increased cycling and electrical loads which accompany many of today’s vehicle architectures and designs.

Competition

The competitive landscape is consolidated in developed markets and is composed of smaller regional players in emerging economies. The top five competitors in this industry globally accounted for 54% market share in 2019 according to AVICENNE Energy and include Clarios, GS Yuasa, Exide Technologies, EastPenn and C&D. Additionally, competition in our industry is highly regional due to the costs required to ship heavy batteries long distances. The largest competitors in EMEA are different than the largest competitors in the Americas and from the largest competitors in Asia.

Commodity prices

We rely on a select set of key commodities to manufacture batteries, including lead, tin, plastic and acid. These inputs represent a material portion of our overall cost structure. Like any manufacturer, we face potential exposure to supply, demand and price volatility from these select commodities. We continuously manage our exposure to supply variability by following standard supply chain practices focused on maintaining appropriate levels of safety and cycle stock in inventory for each of these commodities by plant. These days-on-hand levels vary depending on lead times and battery forecasting expectations.

When commodity prices—particularly lead—are widely expected to reset at fundamentally higher levels in some future point, customers may occasionally accelerate purchases and hold more inventory. If prices are expected to drop meaningfully, they may postpone purchases. This behavior does occasionally create some movements across months or quarters, but they are not pronounced and tend to normalize over the course of a complete year. This is because batteries are largely a required purchase at the time of failure, which results in a relatively consistent demand pattern over a 12 month period.

We manage our exposure to commodity pricing changes in a variety of ways, but with the common approach of flowing commodity costs to our customers in active and passive ways to ensure stability in our profit margins. In the Americas aftermarket, we operate a closed-loop system through which we typically collect one spent battery core for every new battery we sell. This used spent battery core is disassembled and its core elements are reprocessed to make new batteries. This loop allows us to bypass the majority of our commodity price volatility within these regions. In other geographic segments and channels, we typically treat lead as a pass-through cost to our customers with a lag between the price we charge our customers and the market price of lead to match the cost of the commodity reflected in our cost of goods sold. Lead pricing in particular has specific reference indices that are used to adjust battery pricing on a monthly basis

Industry trends

In the broader transportation industry, three major forces are contributing to a meaningful acceleration in the electrical power consumption requirements of today’s vehicles: policy and regulatory changes focused on the environment; increasing consumer demands focused on comfort, safety, and convenience; and economic considerations that govern technology choices. The increased electrical power consumption in vehicles has driven a shift toward more capable, higher-margin Advanced Batteries that can help vehicles meet regulatory standards and consumer expectations in a cost-effective way. We sit at the forefront of this industry transformation and enable these shifts with our leading Advanced Battery portfolio and best-in-class product development expertise. As the low-voltage solution provider of choice for OEMs, we inform their system architecture requirements and help define the future of our industry.

Governments and global regulatory bodies are placing an increased emphasis on environmental, material and safety practices. In light of policy changes, OEMs have continued to focus on improving fuel efficiency and reducing greenhouse gas emissions in order to meet increasingly stringent regulatory requirements in various markets. Advanced Battery technologies have been critical to enabling the industry’s response to satisfy these new requirements from powering critical systems in start-stop vehicles to ensuring reliable performance and functional safety in BEVs.

Consumers are also seeking additional comfort, connectivity and safety features in their vehicles, increasing vehicle electrical loads significantly. Based on our estimates and analysis, computing and electrical requirements have grown meaningfully in the last decade. The number of electrical devices in vehicles is expected to triple from 2009 to 2025 and potential peak power requirements have increased approximately 50% over the last ten years. We expect these increasing power demands to further accelerate, particularly with the advent and advancement of partially and fully autonomous vehicles.

As electrical power consumption requirements have increased, there has consequently been significant demand for innovation in battery technology. These trends are driving the sales mix of batteries towards Advanced Battery technologies as start-stop powertrains are further developed and additional safety and autonomous features are built into all cars. As the role of autonomous functions continues to move from sensing and indication to control of the vehicle, reliable power management in the vehicle becomes increasingly critical. This technological shift places additional requirements on the low-voltage battery to ensure there is sufficient power available for safe vehicle operation, particularly in the event of a failure or loss of the primary power source. This challenge has increasingly been addressed by using multiple low-voltage batteries to provide redundancy and meet the relevant automotive functional safety standards, with increased reliance on Advanced Batteries.

The increasing electrification of vehicles has driven a rapid shift towards Advanced Batteries to support “next-generation vehicles”, those powered by something other than a traditional ICE powertrain without electrification technology. Next-generation vehicles—those with start-stop, mild hybrid, full hybrid, plug-in hybrid or fully electric technologies—now account for approximately 20% of the global car parc and will reach more than 50% by 2030, according to IHS Markit. In a BEV, batteries are categorized as either high-voltage or low-voltage. A high-voltage lithium-ion propulsion battery typically replaces the internal combustion engine and provides power to generate the torque needed for directional movement. However, all EVs, including BEVs, require a low-voltage battery to work in tandem with the high-voltage battery to provide critical functionality during all stages of use – when the vehicle is driving, when the engine or high-voltage battery is off and when an emergency occurs. While the vehicle is in motion, the battery supports peak power demands that exceed the DC/DC converter’s capabilities, such as power steering and seat heaters. While the vehicle is at rest, the low-voltage battery provides power to engage the primary high-voltage battery, both during charging and to initiate driving. The low-voltage battery also supports key-off functions such as theft-protection, entertainment, and connected-vehicle technologies such as over-the-air updates. Perhaps most importantly, when a failure occurs resulting in a loss of power from the high-voltage battery or DC/DC converter, the low-voltage battery supplies power to safety-critical systems, providing a crucial layer of redundancy necessary to ensure the vehicle can be safely navigated.

OEMs face evolving pressures of both environmental regulation and consumer expectations and they look to us as key advisors in shaping their strategies for next-generation power supply architectures. The choices around battery technology, sizing and utilization are key factors for them in finding the right balance of performance, quality and cost. We are uniquely positioned to provide that support due to our broad, global relationships with nearly all OEMs, our engagement with other key Tier 1 suppliers, our vehicle and systems evaluation capabilities and our knowledge of all applicable battery technologies. As a trusted partner to our customers, we help shape the specification and operating strategy of the battery.

Advanced Battery technologies like AGM and EFB remain the preferred next-generation low-voltage solution by OEM customers and are currently specified into all powertrain configurations, including mild-hybrids, plug-in hybrids and BEVs. We believe the cost of our Advanced Batteries is approximately a quarter of that of low-voltage lithium-ion today. In low-voltage applications, AGM batteries provide a preferable alternative to lithium-ion, as they are able to handle the key-off and peak loads in electric vehicles, are inherently safe and have a superior cost structure. Based on IHS Markit projected electric vehicle platforms and production volumes through 2025, the vast majority of new vehicles will utilize lead battery technology for their low-voltage requirements. The superior performance of our products and our industry-leading AGM capacity position us well to capture additional market share in next-generation vehicle battery demand.

Source: IHS Markit and internally prepared estimates.

Overall, we anticipate the battery market to grow in line with the expansion of the global car parc and global GDP growth. IHS Markit estimates the current global car parc to consist of approximately 1.3 billion vehicles in 2020, growing to 1.6 billion vehicles in 2030. A significant amount of the global car parc’s growth is expected to come from China, a region in which we continue to experience strong market penetration and have a runway for meaningful growth.

Source: IHS Markit

Next-generation vehicles now account for approximately 61% of all new car sales and are expected to reach approximately 86% of new car sales by 2030, according to IHS Markit. This shift in OEM volumes, and the growing Advanced Battery replacement demand as the next-generation car parc grows, is expected to more than double demand for AGM batteries by 2030. Given increasing low-voltage system needs, we expect the replacement rate of two to four times over the life of a vehicle to remain consistent going forward. Advanced Batteries are approximately twice as profitable as an SLI battery, providing a meaningful tailwind for growth. Our installed manufacturing capacity positions us well to capitalize on meaningful growth. Our operations comprise more than 50% of installed AGM capacity globally, with leading market positions in the Americas, EMEA and Asia. Our leading position in AGM is a result of leveraging our significant scale to research and develop new technologies in a way and at a pace that our competitors find difficult to match. In comparison to flooded technologies, AGM is more difficult to manufacture due to key differentiating characteristics, such as plate compression and electrolyte saturation level. As a result, there is a wide variation in performance and quality across the global supply base. Innovations such as our proprietary continuous plate-making technology, our high-precision battery assembly process and our unique approach to filling and forming batteries have enabled a level of consistency and quality in our AGM products that significantly outperforms those of our competitors. Developing these technologies is both costly and complex. Our significant financial resources and deep bench of research professionals have helped us to become the market leader in manufacturing and developing AGM batteries globally.

The manufacture and distribution of products in our industry is a heavily regulated activity. Stringent environmental, material and safety regulations drive significant requirements for both battery manufacturers and automotive OEMs with respect to handling and manufacturing lead-based products. Industry regulators heavily scrutinize the construction of new battery manufacturing facilities. As such, we leverage our existing manufacturing footprint to maximize the efficiency of our existing plants, increasing our throughput and improving our favorable cost base. Used, spent batteries and their handling are also subject to regulation. The recovery of these batteries entails complex logistics networks and deep supply chain integration with players in the battery recycling industry, requiring scale and end-to-end solutions which are difficult to replicate. Permits to build greenfield battery recycling facilities are increasingly difficult to obtain. These facilities benefit from significant economies of scale, requiring a large capital commitment up front and significant commercial risk. Lastly, in terms of our go-to-market strategy, there are significant restrictions imposed on the shipment of flooded batteries direct-to-consumer. This regulatory restriction requires that competitors in our industry must develop their own distribution channels and commercial relationships, such as the ones we have developed with OEMs and our aftermarket customers over a long period of time.

Our Competitive Strengths

We are the global market leader in Advanced Battery technologies with unmatched scale and geographic reach

We are the largest and only global supplier of low-voltage mobility energy storage solutions. On a global basis, we are significantly larger than our second largest competitor by sales – and have meaningful operations in every geographic region and sales of our products into over 140 countries. Within our reporting segments, we have a number one market position in both the Americas and EMEA and a number three position in Asia. In both the Americas and EMEA, our sales are far greater than our nearest competitor.

We sell our products to almost every major OEM in the world and work with emerging electric vehicle companies to support their low-voltage needs. Many of our global OEM customers design common global vehicle architectures. Our global supply chain provides us an advantage through our ability to support their common battery requirements across all regions. In the aftermarket, we go to market through private label brands, most notably in North America, and through our leading global first-line brands. We provide private label brands to many aftermarket customers, including DieHard through Advance Auto Parts; Duralast through AutoZone; and Bosch® in many markets globally. Our portfolio of leading global first-line brands includes the world’s most recognized battery brands, based on aided brand awareness and consumer preference studies in regions where we operate. These include OPTIMA®, VARTA®, LTH®, Heliar®, Delkor® and MAC®. In addition, we partner with our partially owned joint venture Interstate Batteries on manufacturing and distribution throughout North America. We believe consumers trust our brands to deliver best-in-class electrical and cycling performance and look for features offered by our batteries as the safest solution to power their vehicles.

We have a replacement-driven business model with meaningful scale that is focused on the attractive and recurring mobility aftermarket

Through stable, recurring demand for our products, combined with leading manufacturing capabilities, we consistently generate strong cash flows. Our significant aftermarket exposure, approximately 80% of total unit volumes in fiscal year 2020, provides a resilient and consistently growing base to our business. On average, automotive batteries are replaced two to four times in a vehicle’s life and purchases cannot be delayed due to the critical nature of the product. The importance of our products and our high-touch level of service have positioned us as a key supplier to large aftermarket retailers in one of their most significant product categories. We also benefit in this category through a first fit advantage given our relationships with leading OEMs that positions us well for the aftermarket replacement. Additionally, our aftermarket customers rely upon our expertise and extensive OEM relationships to understand how the car parc is evolving over time and provide direction in positioning themselves for the future. The insight and knowledge we are able to share fosters stickiness and loyalty with these customers.

The scale of our business enhances our competitiveness in the attractive and higher-margin aftermarket channel. Margins in the aftermarket are significantly higher than the OEM channel on similar products and our substantial aftermarket presence insulates the exposure of our earnings to more cyclical new vehicle sales. Given the complex logistics and high service levels required by our aftermarket retail and distribution customers, we believe the size and scale of our closed-loop, vertically integrated product distribution and recycling network is unique and difficult to replicate. Further, the size and footprint of our operations in the geographies where we compete enable us to optimize the distribution of our products to minimize logistics costs associated with an inherently heavy product that is difficult to ship.

We benefit from the secular tailwinds driving a mix-shift toward higher priced Advanced Batteries with rapid growth in the aftermarket

New car sales and the evolution of the existing car parc towards next-generation vehicles are expected to accelerate OEMs’ and consumers’ need for Advanced Batteries. Our extensive capabilities, backed by our 130+ year history in battery manufacturing, enable us to deliver innovative solutions to meet these demands. Our history of innovation and commitment to advancing our product and manufacturing technology is demonstrated by our more than 1,680 patents granted and more than 520 patents currently pending. As a result, we are at the forefront of technological development and are well-positioned to capture the growing mix-shift to Advanced Batteries. Our product development strategy is based on understanding OEM application needs and partnering with them to select the optimal low-voltage battery for each application. We maintain commercial relationships with almost all major OEMs and have active dialogue with them on both commercial and technological matters. Our team has developed a robust Advanced Battery pipeline to address future levels of autonomy and electrified powertrains and is well-positioned to be the leading low-voltage battery supplier to the next-generation of vehicles. We expect these new products to enhance our share of business with OEMs and to be higher-margin contributors to our bottom line.

Increasing electrical loads are driving OEMs to specify Advanced Batteries in a growing number of new vehicle platforms. We expect Advanced Batteries to be approximately half of low-voltage batteries sold by 2035, as more vehicles with “first fit” Advanced Batteries enter the typical aftermarket replacement cycle. Based on our extensive OEM relationships we believe we are well-positioned to capture the aftermarket growth occurring as a result of the mix shift to next-generation vehicles. Our OEM relationships benefit our aftermarket position in several ways. First, OES providers generally replace batteries on a like-for-like basis with the OEM specification. Second, our engagement and depth of relationship with most of the world’s OEMs provide us a differentiated amount of insight into the future of the car parc and how low-voltage battery needs will change over time. Our aftermarket retail customers depend on us for this expertise as we work collaboratively with them to define their product roadmaps, understand the evolving landscape and the tools needed to support it, and derive win-win solutions for our businesses. With our leading existing AGM manufacturing capacity, we believe we are well-positioned to fulfill this demand as volumes naturally accrue in the aftermarket.

We anticipate this shift in product mix to significantly enhance our financial profile. Currently, Advanced Batteries are approximately twice as profitable as SLI batteries. In particular, we expect that the continued

penetration of AGM products into the higher-margin aftermarket will significantly enhance our profitability. While Advanced Battery volumes comprised 20% of our total unit sales in 2020, in the aftermarket they accounted for only 9%. We expect a wave of aftermarket Advanced Battery replacements in the coming years as these new batteries already sold through the OEM channel approach their first natural replacement cycle, particularly in the Americas. This would result in a higher penetration of Advanced Battery sales in the aftermarket in the future.

We have a strong and expanding position in China and are strategically positioned for growth in the highly profitable AGM product in that market

The Chinese automotive industry is large and attractive with more than 254 million vehicles in operation, according to IHS Markit. Over the past five years, the Chinese car parc has grown from 156 million to 254 million vehicles, representing a 10.3% CAGR, making it the fastest growing car parc in the world. We have a strong, competitive position with a more than 40% market share in BEVs and expect significant growth within the region given the proliferation of next-generation new vehicle sales and the relatively low age of the current car parc. These factors each contribute to growth in the aftermarket, driving favorable volume and product mix for our business. Approximately half of our sales in China are Advanced Batteries and we expect significant growth in Advanced Batteries throughout the region. Our existing AGM capacity currently comprises approximately 70% of total AGM capacity within the country. In order to keep up with the growth in the region, we have three state-of-the-art manufacturing facilities, including our latest facility that is coming online this year. We believe our installed capacity positions us to meet expected demand and to take advantage of significant growth in the world’s fastest growing car parc. We have seen our revenue increase significantly in China driven by increased sales of Advanced Batteries into both the OEM and aftermarket channels. We expect to continue this growth driven by both the expansion of the Chinese car parc and by increasing our market share in China.

Our scale and operational excellence provide us with a best-in-class cost structure

Our scale and vertical integration help us maintain a low-cost profile. Our technology leadership position drives a mix benefit for our business from higher-margin Advanced Batteries. These factors combined drive a meaningfully higher margin profile for our business relative to our competitors. We believe our cost structure benefits from superior design, scaled manufacturing plants, optimized footprint in low-cost countries, automation, plant efficiencies and purchasing synergies. The size of these advantages depends on the region and competitor, but we believe each is durable and together provide a strong base to continue to build our leadership position.

As an example of the benefits of our vertically integrated model, in fiscal year 2020, our Mexico recycling facilities were able to operate at a cost basis 70% less than the cost of our average third-party tolling contract when evaluated on a per-ton basis. Our recycling infrastructure, with facilities in Mexico, Colombia and Germany, and long-term tolling agreements with third-party recyclers, ensures a diversified supply of lead, thereby limiting our commodity exposure and supply risk. In our long-term tolling agreements, we provide independent recyclers used batteries collected through our expansive distribution network for processing and recycling. We then collect finished lead from those recyclers for a per-ton fee, providing us stable access to lead through the closed-loop recycling ecosystem.

Note: 8,000 batteries recycled per hour figure includes batteries recycled through our third-party tolling partners.

Our management team, together with external advisors and Brookfield, CDPQ and others, identified over $400 million of cost-saving opportunities in connection with and from the date of the Acquisition. Approximately 50% of these initiatives are in the areas of manufacturing and recycling efficiencies. For example, we believe we can achieve significant cost-savings by reducing bottlenecks and increasing throughput countries in our plants in the United States, bringing them more in line with the performance of our plants in other. The remaining cost savings consist of opportunities within procurement; selling, general and administrative; and logistics, with minimal financial commitment required to achieve these cost savings initiatives. These initiatives include optimizing shipping routes and external services, consolidating spending and accelerating our transformation to a lean, regionally-focused organizational structure with increased accountability at the local level. To date, we believe we have achieved approximately $175 million of annualized cost savings since the Acquisition. We continue to pursue the remaining $225 million in incremental cost savings against our original $400 million plan, which we expect to realize over the next two to four years—and intend to continue to identify new opportunities to further improve our global operations.

Our commitment to setting high ESG standards is core to both our business philosophy and operations and has created competitive differentiation

Our Clarios Sustainability Blueprint is our roadmap as we build a better, safer, stronger company. The Blueprint’s five pillars guide our ESG efforts: Value, Operational Excellence, Life-Cycle Stewardship, Transparency and Advocacy. Through these efforts, we work to unlock our capabilities in battery innovation, design, materials sourcing, manufacturing, distribution, circular economy and recycling. We believe that our efforts to exceed industry-leading environmental and safety standards globally have been a key driver of our success. Through our business practices, we have demonstrated a dedication to sustainability by continued improvement in our emissions performance. Core to our operations are the closed-loop recycling program and circular supply chain. Lead is one of the world’s most recycled materials with conventional batteries being the most recycled consumer product globally (up to 99% of the materials in batteries can be recovered, recycled and reused to make new batteries). The closed-loop encompasses more than the physical process of recycling. We manage all aspects of the supply chain including the delivery and collection of batteries. The holistic management of the entire program establishes a significant competitive advantage in that it provides an overall raw material cost advantage, ensures sustainability of supply, helps insulate the business from lead price fluctuations and strengthens ties with aftermarket customers. Furthermore, we believe our commitment to safe and sustainable practices helps mitigate potential environmental risks and associated compliance costs. We endeavor to pursue key growth opportunities at the intersection of sustainability and leading technology, including enabling the global car parc’s electrification with Advanced Batteries, our involvement in expanding the recycling of lithium-ion batteries and our general pursuit of identifying solutions to improve fuel economy and reduce greenhouse gas emissions. In addition to these commercial goals, to help set global standards we founded the Responsible Battery Coalition, led the creation of the World Economic Forum’s Global Battery Alliance and have developed a unique public/private partnership with UNICEF and Pure Earth – Protecting Every Child’s Potential. These efforts are an extension of our Sustainability Blueprint and help us to continue advancing our industry’s commitment to sustainable practices.

We have a strong financial profile and track record of growth that position us for sustained earnings power

We efficiently convert our revenue into cash flows while deploying capital to support ongoing operations and future growth. We continuously invest in our operations and technology which we believe helps us maintain our industry-leading operating excellence and product leadership. Since 2010, our company has undergone a significant investment cycle to support future growth, including building additional capacity for Advanced Battery technologies globally and market growth in China. Our past investments in China, including three state-of-the-art manufacturing facilities, position us to enjoy significant growth in the world’s fastest growing car parc.

Notes:

(1)	All periods presented for Clarios fiscal year-end basis ending September 30
(2)	2019 and later periods reflect the adoption of ASC606, Revenue from Contracts with Customers
(3)	Clarios fiscal 2019 is composed of two periods – the “Predecessor” period, from October 1, 2019 to April 30, 2019 and the “Successor” period, from May 1, 2019 to September 30, 2019
(4)	2018 and earlier periods reflect historical revenues of the Power Solutions Business.

We have also demonstrated resiliency through our history with steady performance and market share gains during downturns. During the Financial Crisis in 2008 and 2009, our global aftermarket volumes were stable despite sharp declines in new vehicle sales in many of the markets in which we participate. More recently in 2020, the automotive aftermarket proved resilient in the face of the COVID-19 pandemic. Following temporary lockdowns and restrictions on mobility in March and April 2020 in North America and EMEA, aftermarket volumes outperformed prior year periods given pent-up replacement demand in May, June and July.

Our Growth Strategies

Increasing demand for Advanced Battery technologies as a result of greater electrical loads, electric vehicle adoption and the rise of autonomous driving will drive significant growth

Next-generation vehicles today account for over 60% of all new car production but only 20% of the global car parc. By 2030, next-generation vehicles are expected to reach 86% penetration of new car sales and over 50% of the car parc, according to IHS Markit. We have been at the forefront of this technological shift since the beginning, and, in the case of OEMs, our AGM technology represents an integral part of such customers’ medium-term and long-term technology planning for next-generation platforms. We expect to experience a favorable mix shift in our revenue and profitability as electrification penetration accelerates with advanced technologies carrying a higher price point and approximately twice the profitability relative to a traditional SLI battery. While our current AGM technology already provides better electrical performance versus legacy technologies, including better functional safety, cycling ability and cold start technology, we intend to continue to drive innovation through our OEM and R&D partnerships on future platform development. We have several launches planned for our next-generation AGM technology in the coming years.

We have select emerging market growth opportunities underpinned by our strong positioning in China and other rapidly expanding car parcs

We have traditionally expanded globally into emerging markets in a phased and gradual approach. While each emerging market requires a unique approach, we typically begin by serving regional aftermarkets through exports of products with flagship brands like Optima and Varta. We also serve markets in conjunction with our global OEM customers, who often request our support for global vehicle platforms in additional regions. We then gradually establish distribution and retail relationships, introduce or strengthen brands, and look to embed closed loop structures. In some cases, we also elect to establish joint ventures and ultimately a fully localized footprint and commercial model. Today we see opportunities to execute this growth model in diverse and dynamic markets across Asia and Africa, as examples. We are particularly excited by the potential to leverage our current and in development advanced battery technologies as a platform for growth.

We are well-positioned to benefit from strong growth in emerging markets through our wholly owned and joint venture operations. China is the world’s fastest growing car parc with 254 million vehicles in operation and is experiencing a significant mix shift to Advanced Batteries. We have the largest AGM installed capacity in China—a market in which local manufacturing capabilities and expertise are critical. Given the newer age of the car parc, the rapidly expanding aftermarket channel represents an accelerating growth opportunity in China as the parc ages. Our recent investments in building out capacity, distribution infrastructure and regional management in China position us well to capitalize with both OEM and aftermarket customers.

Profitable growth in any regional aftermarket demands a network of strong and solvent distributors able to provide effective coverage to a diverse range of workshops and battery retailers. This is especially critical in China given its rate of expansion, size and relative immaturity of the automotive aftermarket. Our approach to build out this network relies heavily on the experience, playbook and learnings of our business in Mexico, where we guided a fragmented collection of many undersized family businesses into a small set of professionalized operations, constantly expanding our reach within and beyond the auto segment. This approach, coupled with an aggressive digital strategy to simplify and drive supply chain efficiency, provides Clarios with a working blueprint to grow in the China aftermarket. E-commerce is a critical component of this digital strategy and our VARTA® brand is currently the #1 online brand in China.

We also see additional opportunities to grow in other emerging markets, including through our wholly owned significant operations in Korea and in Latin America. Today, our products reach customers in over 140 countries. Our products are used in rapidly expanding emerging car parcs globally, including those across all of Asia, the Middle East, Africa, Central and South America and Eastern Europe.

We have a long history of expanding our market share globally through joint ventures and distribution partnerships. As one such example, we are particularly excited about the long-term growth fundamentals of India. India’s car parc today is expected to grow at a CAGR of 5% through 2030, according to IHS Markit. We have operated in India for nearly 25 years through our interest in publicly traded ARBL. As of March 31, 2021, our 24% interest in ARBL had a market value of approximately $478 million. We sold a 10% stake in May 2021 and currently hold a 14% interest in ARBL’s public shares. This remaining investment will be reclassified prospectively as an investment in marketable common stock within current assets on our balance sheet.

Given the attractive opportunity we see in-country, we will continue to approach the India market with an import to localized manufacturing strategy anchored to the timing of the advanced battery mix shift opportunity. Our business plan may contemplate expansions of advanced battery imports from other of our manufacturing regions, acquisitions and additional investment as the mix shift toward advanced batteries evolves. We believe our long operating history in India uniquely positions us to benefit from rapid long-term growth in the market.

We will continue to expand our business in developed markets through further engagement with both new and existing OEM and aftermarket customers

We continue to strengthen our relationships with our strong core base of over 3,200 aftermarket and OEM customers. We see substantial ability for further market penetration as we expand share across our existing customer base. We have consistently grown share in the developed aftermarket as demand increasingly shifts towards higher quality and more advanced batteries. We expect our leading cost structure, scale, capitalization and production to meet these quality standards and rising environmental standards to drive consolidation over time. In addition, we are well-positioned to serve the growing number of new entrants in our core sectors, including new electric vehicle OEMs and aftermarket customers. In 2020, ten new light vehicle and commercial vehicle OEMs entered the public equity markets in the U.S. alone, with an additional entrant in EMEA. Despite low current volumes, we have focused on growing relationships with the majority of these players. By embedding early with these auto market participants as the low-voltage battery solution provider of choice, we face an opportunity to grow in tandem with these emerging manufacturers as they scale. The new entrants are collectively expected to grow revenue at a CAGR of 111% from 2021 to 2024 according to broker consensus and industry estimates. We also see growing opportunities in emerging aftermarket service business models that act as service hubs for emerging OEMs and the expanding mobility platform sector. By growing capabilities through partnerships and the emerging online-to-offline e-commerce model, we have achieved outsized growth in China and aim to leverage these strategies to further our leadership in developed markets. In EMEA, we have the opportunity to grow through introducing battery software as a diagnostic and point of sale marketing influence tools as well as other digital strategies. We expect to capitalize on these and other secular changes in the aftermarket as next-generation vehicles become a larger portion of the aftermarket.

We have the opportunity to extend our offerings to adjacent markets

As the largest supplier of low-voltage energy product storage solutions for the global mobility industry, we have consistently delivered innovation within our core offering. We have developed our technologies through in-house R&D capabilities, strategic partnerships and acquisitions of innovative concepts, which we are able to commercialize and scale quickly across our global manufacturing footprint. This experience has provided us with a perspective on the interplay of advanced technology and the economic considerations that drive their adoption. We believe our unique position allows us to leverage our capabilities and technology to extend into other applications and adjacencies, beyond traditional mobility. Just as increasing electrical loads impact core mobility markets, they are expected to impact off-highway equipment markets that also face a secular shift towards autonomy and electrification. Beyond vehicles, we also see growth opportunities across the telecommunications, uninterruptable power and various energy storage sub sectors, among others. We already serve a collection of diversified applications, including marine, military and powersports, among others. Our product offerings in these markets serve both mobile and stationary applications, and we have begun to evaluate technology and products in a range of new stationary applications, such as providing safe, high-power technology for data centers and electric vehicle charging. We believe, the market for these products is expected to grow to $6.1 billion by 2025. Many of these markets are either going through technology disruption or are in early stages of development, allowing us to leverage our scale and know-how. We also see the potential to utilize our existing capabilities in low-voltage system integration, in addition to our manufacturing and recycling footprint, to provide cost-effective solutions.

We are continuously identifying inorganic growth opportunities to expand our core business and leverage our technology and capabilities into new markets

Monitoring strategic assets within our core markets for opportunistic acquisitions and inorganic growth has become a higher priority under our new ownership. Our scale and technology capabilities provide unmatched synergy potential with acquisition targets and allows us to differentiate from other potential buyers. We have leading market positions in nearly every market globally, though emerging markets are more fragmented today than developed markets. Consistent with our organic growth strategy, we may also pursue acquisitions in emerging markets across Asia, the Middle East, Africa and Latin America. Our footprint today is partially a product of inorganic growth and this remains a core part of our strategy going forward.

Beyond our core markets, we see the potential to leverage our existing recycling network and knowhow into electric vehicle high-voltage lithium-ion battery recycling. We are working with the DOE and industry partners to leverage our closed-loop and logistics expertise and develop and apply innovative technologies to lithium-ion recycling in connection with low-voltage and high-voltage lithium-ion batteries. Through this work, Clarios was selected as a winner of the U.S. Department of Energy Office of Energy Efficiency and Renewable Energy’s Lithium-Ion Battery Recycling Prize competition. We see a future where we will recycle additional types of batteries for our customers, OEMs and aftermarket retailers. Despite the significant market opportunity, very few lithium-ion automotive batteries are currently available to be recycled and this initiative will take time to grow to scale as the market develops. However, we are planning for the long-term to ensure all batteries regardless of chemistry are responsibly recycled as well as working with local governments in their goal to secure domestic supply chains of critical minerals for the future.

In addition, we are beginning to explore strategies to leverage our expertise across battery management systems and may pursue partnerships, joint ventures or acquisitions to supplement our growth strategy. We have a history of acquiring, integrating and growing businesses as part of our broader organization and a track record of enhancing our scale and growth through joint ventures, including both equity investments and consolidated entities.

Distribution Channels and Customers

We distribute our products primarily to aftermarket and OEMs. We sell our products through a number of well recognized global and regional brands such as VARTA®, LTH®, Heliar®, OPTIMA®, Delkor® and MAC®.

Principally outside of North America we go to market with these owned brands which, based on consumer awareness studies, are consistently #1 or #2 in every major market in which we participate. We also provide private label brands to our aftermarket customers including DieHard, Interstate, Duralast, Bosch and EverStart.

For the twelve months ended September 30, 2020, approximately 80% of our unit volume and an even larger share of our gross profit was generated through the replacement aftermarket channel. In the automotive market, our batteries have an average life of three to six years and the battery is replaced, on average, two to four times over a vehicle’s useful life, depending on the battery technology, application, driving habits and geography. Given aftermarket customers require not only a high-quality product but also outstanding service and support, we deliver value far beyond the supply of batteries. We have developed deep channel partnerships and have longstanding relationships with large domestic and international aftermarket customers such as Interstate, AutoZone, Bosch, Advance Auto Parts, Walmart and LKQ, serving as a critical partner in one of their largest and most important sales categories. We operate an entire logistics network for battery delivery (in some cases, direct to store) and for the return of spent batteries to be recycled, often through our owned recycling network. We benefit from our scale and technology developed with OEMs, which allow us to deliver a high level of expertise to the replacement channel, including training, technical and system expertise and category management. Our scale also allows us to fulfill store level demand in a timely fashion and at competitive cost. These differentiators are increasingly important as the complexity of monitoring and installing Advanced Batteries continues to rise. Additionally, we continue to innovate around aftermarket distribution through point of sale and digital channels, particularly in China.

The remaining roughly 20% of our unit volume is generated through the OEM channel, which is comprised of sales to major car, commercial vehicle, motorcycle, marine, powersports vehicle and industrial manufacturers globally. Our capabilities and expertise have also positioned us as the partner of choice for our OEM customers, including Ford Motor Company, General Motors Company, Volkswagen, Tesla, Inc., BYD Auto Co., Ltd, Li Auto Inc., The Daimler Motor Company Limited, BMW, Polaris, PACCAR Inc., Toyota Motor Corporation and Caterpillar Inc. Our OEM business is driven by global demand for new vehicles and equipment but serves as a key driver of our future aftermarket replacement business. Our focus is to be sourced as “first fit” with both leading traditional OEMs and emerging EV OEMs globally, which in turn bolsters our replacement business in the aftermarket channel. Our customers look to us to provide low-voltage systems integration expertise and drive technological innovation. We work closely with OEMs during development of future platform launches, designing energy storage technologies that will cost-effectively help them meet increasing environmental, safety and vehicle electrification requirements. Our leading global position in the OEM channel allows us to collaborate with a wide range of customers in bringing to market new technologies that can support and accelerate advancements in powertrain technology and autonomy. In addition, our global footprint allows us to serve OEMs with the same product in multiple regions with localized production, which simplifies their procurement processes on global vehicle platforms. No customer accounted for more than 10% of total volume for the twelve months ended September 30, 2020.

Sustainability

Our global scale and market position have allowed us to be a driving force in shaping environmental policy within our industry. We are a leader in sustainability principles in both strategy and day-to-day operations by pursuing sustainable growth opportunities and investments in our business, reducing waste and ensuring the reuse of materials through a closed-loop recycling system. Our investments in sustainable operations create value for all stakeholders in our business. They are both a source of pride for our employees and a competitive advantage allowing us to deliver higher production volumes, limit commodity supply and price exposure and generate higher margins, all while minimizing the impact of manufacture on the environment. By collaborating closely with our customers to manage used batteries responsibly, we help our customers meet their sustainability goals. As our recycling services translate directly to value to our customers, we deepen our relationships, position ourselves as a supplier of choice and establish our company as a future-focused leader. We have helped to shape environmental policy around the world, working with local regulatory bodies in regions where we operate to improve applicable regulatory standards, resulting in significant improvements over the past two decades within our industry. We believe that our efforts to exceed industry-leading environmental and safety standards globally have been a key driver of our success.

Our Segments and Key Product Offerings

We operate our business through three segments: (i) Americas, (ii) EMEA and (iii) Asia, which correspond to the global markets we participate in. In each of these segments, we service both automotive OEMs and the battery aftermarket by providing Advanced Battery technology.

Americas

Our Americas segment consists of manufacturing operations located in the United States, Mexico, Brazil and Colombia, with distribution operations that expand across the continents of North America and South America, and investments in non-consolidated partially owned affiliates which primarily operate within the United States.

EMEA

Our EMEA segment consists of manufacturing operations located in Germany, the Czech Republic and Spain, with distribution operations that expand across the continents of Europe, Africa and the transcontinental region of the Middle East, and investments in consolidated and non-consolidated partially owned affiliates which primarily operate in the Middle East.

Asia

Our Asia segment consists of manufacturing operations located in China and Korea, with distribution operations that expand across the countries making up the Asia Pacific region, and investments in non-consolidated partially owned affiliates which primarily operate in India and China.

Manufacturing Capabilities

As a leading supplier of advanced low-voltage batteries, we maintain significant industrial scale and a favorable cost structure relative to our largest competitors. We produce our batteries through 42 manufacturing operations located across 10 countries. Many of our manufacturing facilities are located near our end customers and battery demand. Our vertical integration and manufacturing presence in each of the regions where we operate allows us to minimize our logistical costs and exposure to potential tariffs. In addition to the assembly of car batteries, we believe we are the largest procurer of lead and have the most vertically integrated recycling operation globally among all battery manufacturers. Our aftermarket business supplies us with used batteries which we use as feedstock for our own recycling operations and provides us with a surplus that we send to third-party recyclers for tolling. Together with long-term tolling agreements, our lead recycling operation minimizes our commodity price exposure. This closed-loop recycling process enhances ties with our aftermarket customers and improves lead cost advantage.

Furthermore, our existing installed capacity helps to insulate our business from new entrants. Stringent environmental, material and safety regulations drive significant requirements for both battery manufacturers and the automotive OEMs with respect to handling and manufacturing of lead-based products. Expansion and construction of new battery manufacturing facilities are heavily scrutinized by industry regulators. Consequently, it is challenging for new entrants and current industry participants to meaningfully ramp up capacity in mature markets. We leverage our manufacturing scale to maximize the efficiency of our plants to take advantage of our favorable cost base and pursue expanded market share using our existing footprint.

Research and Development

Continuous innovation is core to our business and enables us to deliver optimal solutions as increasing power requirements demand more Advanced Battery technology. We conduct research and development activities for the purpose of developing new products, enhancing the functionality, effectiveness, and reliability of our existing products and expanding the applications for which uses of our products are appropriate. We have seven global product testing locations with over 2,000 pieces of separate test equipment. This includes elemental, component, cell and full battery system testing. Capabilities across these sites include validation of new battery designs and process changes, routine performance screening, competitive benchmarking and warranty analysis. Clarios also has advanced battery integrated vehicle engineering capabilities with vehicle laboratories in Hannover, Milwaukee, and a partnership with Lawrence Technological University in Michigan. We are able to provide vehicle power net studies, fleet testing, benchmarking of in-vehicle application for batteries and advanced battery development support. Capabilities of these laboratories include diagnostic capabilities and access to “on board diagnostics” (OBD) of vehicles. We utilize these capabilities for joint development projects with our customers and continue to strengthen our partnerships with both our OEM and aftermarket customers on technology development. We have 1,689 active patents and an incremental 528 pending review. Research and development costs are expensed as incurred.

Note: Autonomous levels 0-5 refer to those defined by the Society of Automotive Engineers.

Raw Materials

We procure our raw materials from a variety of suppliers around the world. The most significant raw materials we use to manufacture our products include lead, polypropylene, separators and sulfuric acid. Generally, we seek to obtain materials in the region in which our products are manufactured in order to minimize transportation and other costs. As of March 31, 2021, we have not experienced any significant shortages of raw materials and normally do not carry inventories of such raw materials in excess of those reasonably required to meet our production and shipping schedules. Our performance throughout COVID-19 has also showcased the value of being the only truly global player in our industry as we leveraged worldwide sourcing capabilities to mitigate any unforeseen shortages.

Competition

We compete with a number of major U.S. and non-U.S. manufacturers and distributors of lead-acid batteries, as well as a large number of smaller, regional competitors. We primarily compete in the battery market with Exide Technologies, Stryten Manufacturing (formerly the U.S. operations of Exide Technologies), GS Yuasa Corporation, Camel Group Company Limited, East Penn Manufacturing Company and Banner Batteries GB Limited. The North American, European and Asian lead-acid battery markets are highly competitive. The manufacturers in these markets compete on price, quality, volume, technical innovation, service and warranty.

Environmental, Health and Safety Matters

We are subject to numerous federal, foreign, international, state and local environmental, health and safety laws and regulations governing, among other matters, emissions to air and water, solid and hazardous waste storage, treatment, recycling, disposal and transportation, chemical exposure, worker and public health and safety and remediation of the presence or releases of hazardous materials, including as it pertains to decommissioning our facilities and lead/lead compounds and sulfuric acid, the primary materials used in the manufacture of lead-acid batteries, and to solvents and metal compounds used in the manufacture or repair of lithium-ion batteries. We have been subject to allegations, litigation, notices of violation, consent decrees and orders with governmental authorities, and failures to comply, particularly to the extent such noncompliance is determined to be part of a continuing pattern of noncompliance, with respect to such laws and regulations, including obtaining and complying with any permits required to conduct our operations, could subject us to civil or criminal liability, monetary damages, reputational damages, fines and/or a cessation or interruption of operations or an increase in costs to continue such operations in the future. In addition, certain environmental laws, including the U.S. Superfund law and state equivalents, make us potentially liable on a strict, joint and several basis for the investigation and remediation of contamination at, or emanating from, facilities that are currently or formerly owned or operated by us and third-party sites to which we send waste, along with related natural resources damages. Such liability may not be limited to the cleanup of contamination, particularly when such contamination is present in residential areas. We are and have been involved in investigation and remediation activities at our current or former, and third-party, sites and cannot provide any assurance that we will not incur liability relating to the investigation or remediation of contamination or natural resources damages in the future, including contamination we did not cause, which could adversely affect our business, financial condition, results of operation and reputation. See Note 16, “Commitments and Contingencies,” of the notes to the consolidated and combined financial statements included elsewhere in this prospectus for a discussion of the Company’s accruals for potential environmental liabilities. In addition, we benefit from an exemption for lead-acid batteries from the European Union’s End-of-Life Vehicle Directive (Directive 2000/53/EC). See “Risk Factors—Risks Related to Our Business—We are subject to requirements and liabilities relating to environmental, health and safety laws and regulations and environmental remediation matters, including those related to the manufacturing and recycling of lead-acid batteries, which could adversely affect our business, financial condition, results of operation and reputation.”

In addition, increased public awareness and concern regarding environmental and social corporate responsibility and any concerns or allegations around our environmental, health and safety practices and compliance with laws and regulations in connection with the manufacturing, use, collection and recycling of our products could negatively impact the reputation of our company and products and our business could be materially and adversely affected by any reduction in the market acceptance of our products, even where such concerns or allegations prove to be inaccurate or unfounded or do not relate to the performance of our products or the safety of our manufacturing, collection and recycling processes.

Human Capital

As of March 31, 2021, we employed approximately 16,505 people worldwide, of which approximately 5,384 were employed in the United States and approximately 11,121 were outside the United States. The table below sets forth our employees by segment as of March 31, 2021:

	Americas	EMEA	Asia
Management	1,272	450	256
General and administrative	503	664	203
Business and corporate development	8	0	2
Engineers	416	220	77
Direct Labor	8,811	2,479	1,144

Total	11,010	3,813	1,682

We recruit our employees primarily through our internal company website, external recruitment websites, internal recruiters, recruiting firms and advertising specific to each location, in each case based on their qualifications as compared to the job requirements. We promote cultural diversity and our employees come from around the world. The remuneration package of our U.S.-based employees includes salary and benefits. In addition, for certain qualifying positions there is a bonus opportunity and for certain of our executives there are long-term incentive awards. Our compensation programs are designed to remunerate our employees based on their performance and are measured against specified objective criteria. Certain members of our management team and other key employees are subject to restrictive covenants, which may include non-competition, customer non-solicitation and/or employee non-solicitation restrictions.

We provide new hire training and onboarding, for our employees and periodic on-the-job training to enhance the skills and knowledge of our employees. Approximately 9,700 employees are covered by collective bargaining agreements or works councils with expiry dates ranging from June 2021 to June 2025. We believe that our relations with the labor unions and non-unionized employees are generally good. We have not experienced any material labor disputes or strikes that may have a material and adverse effect on our business, financial condition or results of operations.

Seasonality

Our business is impacted by seasonal factors, as aftermarket replacements are highest in the winter months. Our net sales reflect our channel partners’ stocking patterns to meet this increased demand, and have historically been greatest between our fourth and first fiscal quarters (late summer through early winter). Global climate change may impact the seasonality of our business as the demand for our products, such as automotive replacement batteries, may be affected by unseasonable weather conditions.

Properties

As of March 31, 2021, we have a presence in 116 locations in 25 countries across the Americas, EMEA and Asia. Our corporate headquarters is located in Milwaukee, Wisconsin and we also maintain regional headquarters in Hannover, Germany; Monterrey, Mexico; and Shanghai, China.

As of March 31, 2021, the carrying amount of our property, plants and equipment was $3,281 million of which $48 million related to assets held under financing leases.

Included in property, plant and equipment are land and buildings with a total carrying value of $972 million as of March 31, 2021, representing manufacturing facilities, distribution centers and offices located in 25 countries throughout the world. As of March 31, 2021, we owned 51 of these facilities covering approximately 15.1 million square feet, including 42 manufacturing centers.

Clarios leases a further 65 locations. These leased locations cover approximately 2.5 million square feet and includes no manufacturing centers as of March 31, 2021.

The table below provides an analysis of the geographic spread of Clarios’ material property, plant and equipment as of March 31, 2021.

Country	Location	Square Footage	Activities	Owned / Leased
United States	Toledo, OH	576,000	Manufacturing	Owned
	St. Joseph, MO	350,000	Manufacturing	Owned
	Kernersville, NC	346,469	Manufacturing	Owned
	Florence, SC	301,822	Distribution/Warehouse	Owned
Mexico	Garcia	560,453	Manufacturing	Owned
	Torreon	529,294	Manufacturing	Owned
	Cienega de Flores	448,311	Manufacturing	Owned
	Cienega de Flores	430,072	Manufacturing	Owned
Germany	Hannover	1,076,391	Manufacturing	Owned
	Zwickau	370,311	Manufacturing	Owned
South Korea	Gumi	923,683	Manufacturing	Owned
Brazil	Sorocaba	405,000	Manufacturing	Owned
China	Binzhou	844,984	Manufacturing	Owned
	Huzhou	489,099	Manufacturing	Owned
	Chongqing	427,928	Manufacturing	Owned
Czech Republic	Ceska Lipa	536,602	Manufacturing	Owned

Legal Proceedings

We are, from time to time, party to various legal proceedings arising out of our ordinary course of business. See Note 16, “Commitments and Contingencies,” of the notes to the audited consolidated and combined financial statements included elsewhere in this prospectus for additional information regarding our assessment of contingencies related to environmental matters and insurable liabilities.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names, ages and positions of our directors and executive officers.

Name	Age	Position
Mark Wallace	54	President and Chief Executive Officer and Director
Christopher J. Eperjesy	53	Chief Financial Officer
Anthony Moore	58	Vice President and General Manager, United States and Canada
Gerardo Gonzalez-Aleu	51	Vice President and General Manager, Latin America
Jennifer L. Slater	46	Vice President and General Manager, Original Equipment and Products
Leslie Wong	55	Vice President and General Manager, China, Asia Pacific
Dr. Werner Benade	57	Vice President and General Manager, Europe, Middle East, Africa
Claudio Morfe	58	Vice President, General Counsel and Corporate Secretary
Wendy Radtke	51	Chief Human Resources Officer
Becky Kryger	46	Vice President and Global Controller
Diarmuid O’Connell	57	Chair and Director
John Barkhouse	50	Director
Ron Bloom	66	Director
Catherine Clegg	61	Director
Stephen Girsky	59	Director
Michael Norona	57	Director
Justin Shaw	52	Director
Maryrose Sylvester	56	Director
Bertrand Villon	41	Director
Mark Weinberg	46	Director

Mark Wallace has served as President and Chief Executive Officer and a Director of Clarios since May of 2020. Mr. Wallace has nearly 30 years of experience in the automotive, commercial vehicle, off-highway and aftermarket industries. Prior to joining Clarios, Mr. Wallace served as Executive Vice President at Dana Incorporated, a world leader in providing power-conveyance and energy-management solutions that are engineered to improve the efficiency, performance and sustainability of light vehicles, commercial vehicles and off-highway equipment. His most recent responsibilities included the commercial vehicle business unit and the global aftermarket business. In his time at Dana Incorporated since 2008, Mr. Wallace also led the automotive and off-highway business units and global operations, with his tenure including revenue responsibilities of over $4 billion. Prior to Dana Incorporated, Mr. Wallace served as Chief Operating Officer and President and Chief Executive Officer of Webasto Roof Systems and Webasto Product North America from 2003 to 2008. Mr. Wallace has an MBA and a Bachelor of Science in Industrial Engineering from the University of Tennessee. We believe that Mr. Wallace is qualified to serve on our board of directors due to his experience leading our business and his insight into corporate matters as our President and Chief Executive Officer.

Christopher J. Eperjesy has served as Chief Financial Officer of Clarios since August of 2020. Mr. Eperjesy was previously Senior Vice President and Chief Financial Officer at Cooper Tire & Rubber Company, a global family of companies that specializes in the design, manufacture, marketing and sale of passenger car, light and medium truck, motorcycle and racing tires, from 2018 to 2020 and Chief Financial Officer at the IMAGINE Group, a full-service provider of visual marketing products for retailers, quick serve and fast casual restaurants, consumer product goods companies and more, from 2017 to 2018, and Arctic Cat, a company that designs, engineers, manufactures and markets all-terrain vehicles (ATVs), side-by-sides and snowmobiles, as well as related parts, garments and accessories, from 2015 to 2017. Prior to joining Arctic Cat, Mr. Eperjesy served as Vice President Finance, Chief Financial Officer, Treasurer and Secretary of Twin Disc, a heavy-duty off-highway power transmission equipment manufacturer, from 2002 to 2015. Mr. Eperjesy has an

MBA from Indiana University’s Kelley School of Business and a Bachelor in Business Administration from the University of Michigan’s Stephen M. Ross School of Business.

Anthony Moore has served as the Vice President and General Manager responsible for the United States and Canada markets and co-manages the Americas segment since October of 2020. Mr. Moore was previously President at White River Marine Group from 2019 to 2020 and Vice President of Global Operations at Stoneridge, Inc., a provider of highly engineered electrical and electronic systems, components and modules, from 2016 to 2019. Prior to joining Stoneridge, Mr. Moore served as Vice President of Global Operations and Integrated Supply Chain at Ingersoll Rand, Inc., a provider of air, fluid, energy, specialty vehicle and medical technologies, from 2015 to 2016. Mr. Moore has an MBA from Michigan State University’s Eli Broad Graduate School of Management and a Bachelor of Science in Decision Science and Industrial Technology from the University of Kentucky.

Gerardo Gonzalez-Aleu has served as the Vice President and General Manager responsible for the Latin America market and co-manages the Americas segment since March of 2020. He previously served as Vice President and General Manager for the Global Aftermarket starting in May 2019. Mr. Gonzalez also held the position of Vice President and General Manager of JCI for Latin America from 2015 to 2019. Mr. Gonzalez-Aleu joined JCI in 1994 and has held a variety of leadership roles within the Power Solutions Business in production control, customer service, logistics, transportation and sales and marketing. Mr. Gonzalez-Aleu holds a certificate in Business Executive Programs from the Kellogg School of Management, a Master of Business Administration from IPADE in Mexico, a Master of Systems and Quality from ITESM and a Bachelor of Industrial and Systems Engineering from UDEM.

Jennifer L. Slater has served as the Vice President and General Manager of Original Equipment and Products at Clarios since May of 2019. Ms. Slater served in the same role at JCI starting in December 2018. Prior to this role, Ms. Slater was General Manager of Original Equipment Americas and APAC from August 2016 to 2018. In this role, she set global customer strategies for the North American and APAC OEMs and led execution of commercial activities for all other OEM customers in these regions. Ms. Slater re-joined JCI from the Woodbridge Group where she served as Vice President and General Manager, Americas for the Molded Foam business unit beginning in February 2016. Prior to the Woodbridge Group, Ms. Slater held various financial, engineering sales and strategy roles with increasing leadership responsibility across multiple functions within the Power Solutions and Automotive businesses of JCI since 2006. She holds an MBA from Walsh College and a Bachelor of Mechanical Engineering from the University of Michigan at Dearborn.

Leslie Wong has served as the Vice President and General Manager of the Asia segment since September of 2019. In this role, his responsibilities include enabling business growth, profitability and cash flow across all channels, including oversight of operations, strategy and people management. Mr. Wong is responsible for executing on our strategic pillar of expanding in megatrend markets in China. Prior to Clarios, from 2006 to 2019, he served in various positions for Goodyear, most recently as Vice President of Growth & Sales Initiatives, Asia Pacific. He holds a degree in Economics from the Universite de Provence in France.

Dr. Werner Benade has served as Vice President and General Manager for the EMEA segment since January of 2021. Prior to Clarios, he served as Member of the Management Board, Business Division Aftermarket and Special Applications of HELLA GmbH & Co. KGaA from 2017 to 2020. Prior to his time at HELLA, he spent more than 20 years at Robert Bosch GmbH, ultimately serving as CEO and President of Power Tools Accessories. Dr. Benade holds a Doctorate at the Chair of Applied Thermodynamics and A/C Technology Certification from the University GHS Essen and a Mechanical Engineering degree from Ruhr-Universität Bochum.

Claudio Morfe has served as Vice President, General Counsel and Corporate Secretary of Clarios since May of 2019. He has more than 30 years of experience as a legal executive at multiple large public companies. He was the Vice President and General Counsel of Power Solutions at Johnson Controls Inc., the predecessor to Clarios, from 2017 to 2019 and before that was Vice President and General Counsel of Power Solutions, Europe and Global OEM from 2015 to 2017. Mr. Morfe has experience working in the U.S., Latin America, China and Europe. He launched his legal career with Kelley, Drye & Warren LLP in 1988 and was in private practice until 1995 when he joined telecommunications technology provider, Nortel Networks, as Senior Counsel for the Caribbean & Latin America, based in Fort Lauderdale, Florida. At Nortel, he progressively assumed more senior and diverse roles leading to his appointment as General Counsel for Nortel Networks’ largest global division. In 2010, Mr. Morfe was the Vice President and General Counsel of Sweden-based Ericsson’s global CDMA wireless division. In 2014, he left Ericsson to become Of Counsel with Holland & Knight. Mr. Morfe has a BBA in Marketing from Loyola University and a Juris Doctor from Tulane University School of Law. He received a Certificate in Global Compliance & Ethics from Widener University School of Law and is admitted in Florida, Massachusetts and New Hampshire. He is a registered In-House Counsel with the Wisconsin Bar Association.

Wendy Radtke has served as Chief Human Resources Officer since November of 2020. Ms. Radtke has more than 25 years of experience in Global Human Resources and Talent Management at multiple Fortune 500 companies. Prior to joining Clarios, from 2017 to October of 2020, she was the Executive Vice President and Chief Human Resources Officer of TruGreen, Inc. and before that, from 2015 to 2017, she was the Senior Vice President and Chief Human Resources Officer at Babcock and Wilcox Enterprises, Inc. (“Babcock & Wilcox”). In that role, she led the Human Resources function as Babcock and Wilcox spun out and became a public company. She has held leadership roles at The Goodyear Tire & Rubber Company, Honeywell International, Inc., PepsiCo Inc. and 3M Company. Ms. Radtke has a Master’s degree in Industrial Relations from Carlson School of Business at the University of Minnesota and Bachelor’s degrees in English and Psychology from Indiana University.

Becky Kryger has served as Vice President and Global Controller of Clarios since July of 2019. Ms. Kryger joined Johnson Controls in 2002 and has held various positions of increasing responsibility within Corporate, Building Solutions and Power Solutions divisions. Prior to this role, Ms. Kryger was the Executive Director Global Business Finance from 2017 to 2019, Finance Director EMEA, based in Germany, from 2015 to 2017 and Finance Director North America from 2013 to 2015. Ms. Kryger began her career at Arthur Andersen in 1998. Ms. Kryger holds a Bachelor of Business Administration in Accounting and Finance from the University of Wisconsin.

Diarmuid O’Connell has served as Chair of our board of directors since July of 2021. Mr. O’Connell has served as Chief Strategy Officer of Fair Financial Corp. between 2018 and 2019. Mr. O’Connell previously served as Vice President, Corporate and Business Development of Tesla from 2006 to 2017 and has also previously served as Chief of Staff to the Assistant Secretary of State of Political Military Affairs in the United States Department of State from 2003 to 2005, along with various roles at Accenture, Young & Rubicam, Real Time Learning and McCann-Erickson. Since 2021, Mr. O’Connell has served as a director of the Volvo Corporation and Tech and Energy Transaction Corp. He has also served as a director of Albemarle Corporation, Dana Inc. and The Mobility House GmbH since 2018. Mr. O’Connell holds a Bachelor’s degree from Dartmouth College, a Masters of Business Administration from Northwestern Kellogg School of Management and a Master’s degree in Foreign Affairs from the University of Virginia. We believe Mr. O’Connell is qualified to serve as a member of our board of directors due to his industry experience and international expertise.

Ron Bloom has served as a Director of Clarios since July of 2019. Since 2019, Mr. Bloom has served as Chairman of the United States Postal Service Board of Governors. Mr. Bloom previously served as Vice Chairman and Managing Director at Brookfield Asset Management from 2016 to 2019 and as Vice Chairman, U.S. Investment Banking at Lazard from 2012 to 2016. In addition, Mr. Bloom served as Senior Advisor to the United States Secretary of the Treasury on the President’s Task Force on the Automotive Industry from 2009 to 2011. Mr. Bloom holds a Bachelor’s degree from Wesleyan University and a Masters of Business Administration from Harvard Business School. We believe that Mr. Bloom is qualified to serve on our board of directors due to his extensive experience in the automotive industry and his management experience.

John Barkhouse has served as a Director of Clarios since July of 2019 and has previously served as Chair of our board of directors from May 2019 to July 2021 and as our interim CEO between 2019 and 2020. Mr. Barkhouse has more than 25 years of experience leading large-scale transformations of international companies. Since 2018, Mr. Barkhouse has served as the Managing Director, Private Equity at Brookfield Business Partners. Mr. Barkhouse has also previously served as President, Director and CEO of Newalta Corporation from 2014 to 2018. Mr. Barkhouse holds a Bachelor’s degree in Mechanical Engineering from Dalhousie University and a Masters of Business Administration from Bradley University. We believe that Mr. Barkhouse is qualified to serve as a member of our board of directors due to his extensive industry expertise and professional experience working with a variety of successful companies.

Catherine Clegg has served as a Director of Clarios since August of 2020. Ms. Clegg has extensive experience in manufacturing operations, labor relations, manufacturing engineering and public policy. Since 1983, Ms. Clegg served in various roles at General Motors, including as General Motors Workforce Strategy Vice President from 2019 to 2020, Vice President, Business Intelligence, Global Public Policy between 2017 and 2019 and North America Manufacturing and Labor Relations Vice President from 2014 to 2017. Ms. Clegg has also served on the board of GrafTech since 2019. Ms. Clegg holds a Bachelor’s degree in Manufacturing Technology from Eastern Michigan University, a Masters of Business Administration from the University of Virginia and a Master of Arts in Advanced Leadership Studies from Indiana Wesleyan University. We believe Ms. Clegg is qualified to serve as a member of our board of directors due to her extensive experience in manufacturing operations and industry expertise.

Stephen Girsky has served as a Director of Clarios since July of 2019. Mr. Girsky has over 25 years of experience in the automotive industry. Since 2016, Mr. Girsky has served as a director of Brookfield Business Partners. He also currently serves as a Managing Partner of VectoIQ LLC, an independent advisory firm, and as a member of the board of directors of Nikola Motor Company. Mr. Girsky has previously served as a member of the Morgan Stanley Global Automotive and Auto Parts research team, and as a Managing Director of PaineWebber’s Automotive Group. Mr. Girsky holds a Bachelor’s degree in Mathematics from the University of California—Los Angeles and a Masters of Business Administration from Harvard Business School. We believe Mr. Girsky is qualified to serve as a member of our board of directors due to his experience serving on public company boards and his industry expertise.

Michael Norona has served as a Director of Clarios since July of 2019 and is a former Fortune 500 CFO. Mr. Norona has nearly 30 years of executive leadership experience leading transformational change in high growth multi-unit global businesses, with a proven track record of creating shareholder value. Prior to joining our board of directors, Mr. Norona served as Executive Vice President and Chief Financial Officer of Advance Auto Parts from 2008 to 2016. Prior to Advance, Mr. Norona spent almost 20 years at Best Buy Co. where he served in various finance leadership roles, including as President—Financial Services. Mr. Norona currently serves as Director Emeritus and audit committee member of JDRF, a non-profit organization focused on Type 1 diabetes research. Mr. Norona also serves on the University of North Carolina Kenan-Flagler Business School Board of Advisors and as Investment Committee Chair of the Ravenscroft School Board of Trustees. Mr. Norona holds a Bachelor of Commerce Degree (Accounting) from the University of British Columbia and is a Chartered Professional Accountant, CPA, CGA, Canada. We believe Mr. Norona is qualified to serve as a member of our board of directors due to his extensive management and corporate governance experience with public companies, auto after-market industry expertise and is qualified to serve on audit committees as a financial expert.

Maryrose Sylvester has served as a Director of Clarios since July of 2021. Ms. Sylvester has over 20 years of experience with supply chain, manufacturing, sales and innovation operations. Prior to joining our board of directors, Ms. Sylvester served as President, Electrification, U.S. and U.S. Country Managing Director for ABB Ltd from July 2019 to July 2020. She also served as President & CEO of Current, Powered by GE from 2015 to 2019, as President & CEO of GE Lighting from 2011 to 2015 and as President & CEO of GE Intelligent Platforms from 2006 to 2011. Ms. Sylvester has served on the board of directors of Harley-Davidson , Inc. since 2016 and the board of directors of Waste Management and Vontier Corporation since 2021. Ms. Sylvester has also previously served as Chair of the Board of Governors of the National Electrical Manufacturers Association from July 2011 to July 2020 and has served on the board of directors of the Foundation Fighting Blindness, from 2013 to 2018, and as a member of the GE Corporate Executive Council and the GE Commercial Council from 2011 to 2018. Ms. Sylvester holds a Bachelor’s degree in Procurement and Production Management from Bowling Green State University and a Masters of Business Administration from Cleveland State University. We believe Ms. Sylvester is qualified to serve as a member of our board of directors due to her extensive experience in manufacturing and previous board member experience.

Justin Shaw has served as a Director of Clarios since April of 2020. Mr. Shaw has served as an Operating Partner, Private Equity, Americas at CDPQ since 2019. Mr. Shaw previously served as a Senior Operating Executive at Cerberus Capital Management since 2001 and has served as Vice President, Strategy and Supply Chain for the Keane Group and as interim CFO at Root9B, LLC. Mr. Shaw also serves as Chairman of the board of directors of Save A Lot and is a member of the board of directors of Cardone Industries, Zevia, Suez Water Technologies and Solutions and Shaw Media. Mr. Shaw holds a Bachelor’s degree in History and Science from Harvard University and a Masters of Business Administration from Harvard Business School. We believe Mr. Shaw is qualified to serve as a member of our board of directors as a result of his various experiences in the transportation and automotive industry.

Bertrand Villon has served as a Director of Clarios since July of 2019. Mr. Villon has served as Managing Director in the Direct Private Equity Group at CDPQ since 2015. He has previously served as a private equity investor at Investcorp and in mergers and acquisitions advisory at Rothschild. Mr. Villon holds a Masters of Business Administration from the Wharton School of the University of Pennsylvania and a Masters in Science in Management from HEC School of Management in Paris. We believe Mr. Villon is qualified to serve as a member of our board of directors due to his background in management.

Mark Weinberg has served as a Director of Clarios since July of 2019. Mr. Weinberg has more than 20 years of corporate finance and investment banking experience. Mr. Weinberg has served in various roles at Brookfield Business Partners since 2006, including his current role as Managing Partner in Brookfield’s Private Equity Group. Prior to joining Brookfield, Mr. Weinberg served in Lehman Brother’s Global Restructuring Group and as a high yield research analyst for CIBC World Markets. Mr. Weinberg holds a Bachelor’s degree from the University of Michigan and a Masters of Business Administration from the University of North Carolina—Chapel Hill. We believe Mr. Weinberg is qualified to serve as a member of our board of directors due to his extensive experience in corporate finance.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Board Structure

Composition

Upon the consummation of the offering, our board of directors will consist of 11 members. Our board has determined that each of Michael Norona, Catherine Clegg, Diarmuid O’Connell and Maryrose Sylvester qualify as independent directors under the corporate governance standards of the NYSE .

Our directors will be divided into three classes serving staggered three-year terms, initially with four directors in Class I (expected to be Ron Bloom, Stephen Girsky, Catherine Clegg and Diarmuid O’Connell), four directors in Class II (expected to be John Barkhouse, Justin Shaw, Michael Norona and Mark Wallace) and three directors in Class III (expected to be Bertrand Villon, Maryrose Sylvester and Mark Weinberg). Class I, Class II and Class III directors will serve until our annual meetings of stockholders in 2022, 2023 and 2024, respectively. At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired.

Our board of directors will have discretion to determine the size of the board of directors. Subject to the terms of the Stockholders Agreement, we expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Following the time when the Majority Ownership Requirement is no longer met, and subject to obtaining any required stockholder votes, directors may only be removed for cause and by the affirmative vote of holders of 66 2/3% of the total voting power of our outstanding shares of common stock, voting together as a single class. This requirement of a super-majority vote to remove directors for cause could enable a minority of our stockholders to exercise veto power over any such removal. Prior to such time, directors may be removed with or without cause by the affirmative vote of the holders of a majority of the total voting power of our outstanding shares of common stock.

Controlled Company Exception

After the consummation of this offering, entities affiliated with the Sponsor Group will have more than 50% of the combined voting power for the election of directors. As a result, we will be a “controlled company” within the meaning of NYSE rules and may elect not to comply with certain corporate governance standards, including that: (i) a majority of our board of directors consists of “independent directors,” as defined under NYSE rules; (ii) we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (iii) we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. We intend to rely on the foregoing exemptions provided to controlled companies under NYSE rules. Therefore, immediately following the consummation of this offering, we do not intend to have a board of directors that is composed of a majority of “independent directors,” under NYSE rules. In addition, we have opted to have a governance and compensation committee and such committee will not be fully independent. Accordingly, to the extent and for so long as we rely on these exemptions, you will not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our common stock continues to be listed on the NYSE, we will be required to comply with these provisions within the applicable transition periods.

Board Committees

Upon the consummation of this offering, our board of directors will have four standing committees: an Audit Committee, a Governance and Compensation Committee, an ESG and Risk Management Committee

and an Executive Oversight Committee. The following is a brief description of our committees.

Audit Committee

The members of our audit committee are Michael Norona, Catherine Clegg and Maryrose Sylvester. Mr. Norona is the chair of our audit committee. The composition of our audit committee meets the requirements for independence under the current NYSE listing standards and SEC rules and regulations. Each member of our audit committee is financially literate. In addition, our board of directors has determined that Michael Norona, Catherine Clegg and Maryrose Sylvester are “audit committee financial experts” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act of 1933, as amended (the “Securities Act”). This designation does not impose on them any duties, obligations or liabilities that are greater than are generally imposed on members of our audit committee and our board of directors. Our audit committee is directly responsible for, among other things:

•	selecting a firm to serve as the independent registered public accounting firm to audit our financial statements;

•	ensuring the independence of the independent registered public accounting firm;

•	discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and that firm, our interim and year-end operating results;

•	establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

•	considering the adequacy of our internal controls and internal audit function;

•	reviewing material related party transactions or those that require disclosure; and

•	approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

Governance and Compensation Committee

The members of our compensation committee are John Barkhouse, Catherine Clegg, Maryrose Sylvester and Bertrand Villon. Mr. Barkhouse is the chair of our governance compensation committee. Ms. Clegg and Ms. Sylvester meet the requirements for independence under the current NYSE listing standards. Our governance and compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	administering our stock and equity incentive plans;

•	reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans;

•	reviewing our overall compensation philosophy;

•	reviewing and recommending our corporate governance guidelines and policies;

•	reviewing and considering proposed waivers of the code of conduct for directors and executive officers and making recommendations to our board of directors;

•	overseeing the process of evaluating the performance of our board of directors; and

•	assisting our board of directors on corporate governance matters.

ESG and Risk Management Committee

The members of our ESG and risk management committee are Stephen Girsky, Catherine Clegg, Ron Bloom and Justin Shaw. Mr. Girsky is the chair of our ESG and risk management committee. Our ESG and risk management committee is responsible for, among other things:

•	reviewing our risk capacity and appetite;

•	reviewing and recommending our risk-taking philosophy and approach to determining an appropriate balance between risk and reward;

•	reviewing our key risk inventory, including selection criteria, mitigation strategies and post-mitigation risk review;

•	reviewing our risk management policy framework on a periodic basis and recommending changes to our board of directors as necessary;

•	overseeing the approach to environmental, social and governance (ESG) matters within the context of the committee’s risk management mandate; and

•	assisting our board of directors on risk management matters.

Executive Oversight Committee

The members of our executive oversight committee are John Barkhouse, Diarmuid O’Connell and Mark Wallace. Mr. Barkhouse is the chair of our executive oversight committee. Our executive oversight committee is responsible for, among other things:

•	reviewing strategic, operating and financial plans of the Company;

•	reviewing factors such as the Company’s technology plans, market competition and data to evaluate end use satisfaction;

•	reviewing the Company’s enterprise risk management program;

•	reviewing the Company’s ethics and compliance programs; and

•	reviewing significant legal and ethical matters affecting the Company.

Compensation Committee Interlocks and Insider Participation

None of our executive officers have served as a member of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board of directors.

Code of Ethics

We have adopted a code of ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. These standards are designed to deter wrongdoing and to promote honest and ethical conduct. The full texts of our code of business conduct and ethics policy is be available on our website at https://www.clarios.com/codeofethics/our-way. Any waiver of the code for directors or executive officers may be made only by our board of directors or a board committee to which the board has delegated that authority and will be promptly disclosed to our stockholders as required by applicable U.S. federal securities laws and the corporate governance rules of the NYSE. Amendments to the code must be approved by our board of directors and will be promptly disclosed (other than technical, administrative or non-substantive changes). Any amendments to the code, or any waivers of its requirements for which disclosure is required, will be disclosed on our website.

Corporate Governance Guidelines

Our board of directors will adopt corporate governance guidelines in accordance with the corporate governance rules of the NYSE, as applicable, that serve as a flexible framework within which our board of directors and its committees operate. These guidelines will cover a number of areas including the size and composition of the board, board membership criteria and director qualifications, director responsibilities, board agenda, roles of the chairman of the board, chief executive officer and presiding director, meetings of independent directors, committee responsibilities and assignments, board member access to management and independent advisors, director communications with third parties, director compensation, director orientation and continuing education, evaluation of senior management and management succession planning. A copy of our corporate governance guidelines will be posted on our website.

Indemnification of Officers and Directors

Our certificate of incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by the DGCL. We have established directors’ and officers’ liability insurance that insures such persons against the costs of defense, settlement or payment of a judgment under certain circumstances.

Our certificate of incorporation provides that our directors will not be liable for monetary damages for breach of fiduciary duty, except for liability relating to any breach of the director’s duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the DGCL or any transaction from which the director derived an improper personal benefit.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Our Named Executive Officers

This Compensation Discussion and Analysis describes the compensation of the following individuals who served as our named executive officers during our fiscal year ended September 30, 2020 (our “named executive officers”):

Name	Principal Position
Mark Wallace	President and Chief Executive Officer
Christopher J. Eperjesy	Chief Financial Officer
Leslie Wong	General Manager, China, Asia Pacific
Jennifer Slater	General Manager, Original Equipment and Products
Petar Oklobdzija(1)	General Manager, Americas
John Barkhouse	Former Interim Chief Executive Officer
Sean McLaughlan	Former Interim Chief Financial Officer
Mark Lymbery	Former Interim Chief Financial Officer

(1)	Mr. Oklobdzija’s employment with us terminated as of October 1, 2020.

We note that Messrs. Barkhouse, McLaughlan and Lymbery were not compensated directly by the Company in connection with their service and were instead engaged through secondment agreements with Brookfield or AP Services, LLC (“APS”), as further described below. Therefore, this Compensation Discussion and Analysis generally does not address their compensation.

Our Compensation Philosophy

We make compensation decisions in a manner we believe will best serve the long-term interests of our stockholders by attracting and retaining executives who will be motivated to meet and exceed the Company’s goals and whose interests will be aligned with the interests of our stockholders. To accomplish these objectives, we have implemented a strong pay-for-performance compensation program, while striving to pay our executives competitively and align our compensation program with our business strategies.

Executive Compensation Program Principles

We consider the following principles when making compensation decisions:

•

Core Values: Our executive compensation program is designed to develop trust and respect among all members of the Clarios community, build strong teams and partnerships through collaborative work, drive business results through pride in Clarios, and get things done well.

•

Significant Pay at Risk: A significant portion of the total compensation of our named executive officers should be directly aligned with stockholders and at risk. We will pay our named executive officers higher compensation when they exceed our goals and lower compensation when they do not meet our goals.

•	Support Business Strategy: Our executive compensation program is aligned with our short-term and long-term business strategies.

•

Pay Competitively: We will review “market” total compensation and, over time, target each executive within a reasonable range of the market based upon our assessment of a variety of factors including individual performance, time in role, individual skills and importance of the role. Generally, our philosophy is to place more compensation in long-term incentive opportunities tied to stockholders value creation. As noted above, actual pay delivered will vary above/below target pay based on Clarios and individual performance—above-target performance will deliver above-market pay outcomes, and conversely, below-target performance will drive lower outcomes.

Executive Compensation Objectives

Consistent with these overall principles, we have established the following objectives for the Company’s executive compensation program, which are critical to our long-term success:

•	Attract: Should be comparable to market in terms of level of pay and form of award so that we can attract talented executives.

•	Retain: Should retain talented leaders whose continued employment is a key component of our overall success.

•	Engage: Should motivate our named executive officers to meet or exceed our goals and generate superior returns for our stockholders.

•	Align: Should align the financial interests of our named executive officers with those of our stockholders.

Key Components of Our Compensation Program

The compensation objectives for our named executive officers are achieved through the following mix of components of target direct compensation for our chief executive officer and most other named executive officers, respectively, which are discussed in more detail later in this Compensation Discussion and Analysis.

In fiscal year 2020, our compensation consisted of the elements described below.

Element of Pay	Purpose	Alignment with Principles & Objectives
Base Salary	Recognize and reward for the scope of a named executive officer’s role and his or her individual performance

•  Provides a minimum, fixed level of cash compensation to reflect the level of accountability of talented executives who can continue to improve Clarios’ overall performance

•  Value provided is aligned with executives’ experience, industry knowledge, duties and scope of responsibility as well as the competitive market for talent

Annual Incentive Program (“AIP”)	Reward for success in achieving annual objectives	• Value paid out is variable dependent on Clarios’ performance through the fiscal year • Motivates executives to achieve specific annual performance goals and objectives

Executive LTIP	Attract and retain senior management of Clarios and incentivize them to make decisions with a long-term view

•  Provides a percentage of a profit pool after Brookfield returns its invested capital, and an increasing percentage as returns increase

•  Payment based on a share of percentage of sale proceeds in excess of threshold

Element of Pay	Purpose	Alignment with Principles & Objectives
• Motivates and influences behavior to be consistent with maximizing stockholder value • Generally vests over 5 years

Retirement (401(k) Plan and Retirement Restoration Plan), health and welfare benefits, and limited perquisites	Enhances total compensation to provide a package that is competitive with market practices	• Provides competitive benefits that support the health, wellness and long-term financial security of our executives

2020 Compensation Decisions and Performance

Base Salary

As part of setting pay mix and structure for 2020, we evaluated named executive officer base salaries. Annual salary increases are neither automatic nor guaranteed, but determined by Clarios after taking into consideration each named executive officer’s position with Clarios and their respective responsibilities and experience. Based on this evaluation, the following base salary levels were approved for 2020.

Named Executive Officer	Base Salary as of September 30, 2020
Mark Wallace	$950,000
Christopher J. Eperjesy	$585,000
Leslie Wong	$591,101
Jennifer Slater	$385,650
Petar Oklobdzija	$453,740

Annual Incentive Program

In 2020, Clarios maintained the Annual Incentive Program (“AIP”) in which each of our named executive officers other than Messrs. Barkhouse, McLaughlan and Lymbery participated. The AIP is designed to reward and motivate key employees who have prime responsibility for the operations of Clarios or its affiliates. Incentive targets are represented as a percentage of annual base salary and tied to each named executive officer’s role. Measures are weighted to focus participants on a balanced mix of deliverables tied to strategic priorities, while appropriately focusing participants on key expectations that create value for our stockholders and Clarios. Payouts are based 60% on reaching an earnings before interest, taxes, depreciation and amortization (“EBITDA”) target and 40% on reaching a Free Cash Flow Conversion (“FCF Conversion”) target during the fiscal year. This mix of performance measures focuses our participants appropriately on growing earnings while improving Clarios’ ability to generate cash after spending the money required to maintain or expand our asset base.

Performance measure thresholds, targets and maximums are established based on our strategic financial plans, the global economic environment, growth estimates and expectations, and Clarios-specific factors, including capital expenditure levels, restructuring and other investment initiatives. Below we provide the goals set forth for the 2020 AIP:

Driver	Metric	Weighting	Threshold	Target	Maximum
Earnings	EBITDA(1)	60%	$1,489M	$1,567M	$1,724M
Cash	FCF Conversion(2)	40%	11.7%	16.7%	26.7%
Payout			50% (0% payout for missing threshold)	100%	200%

(1)

“EBITDA” is defined as Clarios’ consolidated earnings before interest, taxes, depreciation and amortization, adjusted for certain approved significant items such as transaction/integration/separation costs, impairment charges, gains/losses on acquisitions/divestitures, restructuring costs and the adoption of new accounting pronouncements. Any additional adjustments, including adjusting for the impact of foreign currency, are at the sole discretion of the Chief Executive Officer.

(2)

“FCF Conversion” is defined as free cash flow (defined as cash provided by operating activities, less capital expenditures) divided by EBITDA (defined above) adjusted for approved significant special items such as adjustments for cash effects of adjustments in EBITDA calculation. Tax and interest cash payments may be adjusted for significant variances from planned interest and tax payments. Any additional adjustments are at the sole discretion of the Chief Executive Officer.

The following table sets forth the AIP bonuses paid to our participating named executive officers in December 2020 with respect to fiscal year 2020 performance. While Mr. Eperjesy participated in the AIP, for fiscal year 2020 he received a guaranteed minimum bonus pursuant to his employment agreement, as described in more detail below, which exceeded the bonus he would have earned under the AIP.

Name	EBITDA Performance Multiplier (60% weighting)(1)	FCF Conversion Performance Multiplier (40% weighting)(2)	Weighted Payout Multiplier	Target Bonus(3)	Earned Bonus
Mark Wallace	0%	163%	65%	$950,000	$617,501
Leslie Wong(4)	47%	181.5%	101%	$214,978	$217,128
Jennifer Slater	0%	163%	65%	$173,543	$112,803
Petar Oklobdzija	0%	158.5%	63.5%	$226,870	$144,063

(1)

For Mr. Wallace and Ms. Slater, represents Clarios’ EBITDA performance multiplier (0%) and, for Messrs. Wong and Oklobdzija, the average of Clarios’ EBITDA performance multiplier (0%) and the EBITDA performance multiplier for their respective regions (Asia (94%) and Americas (0%)).

(2)

For Mr. Wallace and Ms. Slater, represents Clarios’ FCF Conversion performance multiplier (163%) and, for Messrs. Wong and Oklobdzija, the average of Clarios’ FCF Conversion performance multiplier (163%) and the FCF Conversion performance multiplier for their respective regions (Asia (200%) and Americas (154%)).

(3)	2020 AIP bonuses for our participating named executive officers had a threshold opportunity equal to 50% of target and a maximum opportunity equal to 200% of target.
(4)	Mr. Wong’s AIP award was denominated and paid in Chinese Yuan and converted for purposes of this table using the same methodology utilized for purposes of our Summary Compensation Table.

Clarios International LP Executive Long-Term Incentive Plan

Each of our named executive officers other than Messrs. Barkhouse, McLaughlan and Lymbery participate in the Clarios International LP Executive Long-Term Incentive Plan (the “Executive LTIP”). The Executive LTIP provides long-term cash incentives through the grant of up to 10,555,200 “General Option Units” and up to

2,638,000 “Stretch Option Units” (collectively, “Option Units”), which entitle participants to a percentage of Sale Proceeds (as defined below) in excess of an applicable threshold value in connection with a Change in Control (as defined below). General Option Units (to the extent vested), in the aggregate, participate in 3.6% of Sale Proceeds in excess of $2,932,000,000 (plus the dollar value of any cash or other consideration contributed to or invested in Clarios by Brookfield) (the “Threshold Value”) in connection with a Change in Control, and Stretch Option Units (to the extent vested), in the aggregate, participate in 0.9% of Sale Proceeds in excess of $8,796,000,000 (plus the dollar value of any cash or other consideration contributed to or invested in Clarios by Brookfield) (the “Stretch Threshold Value”) in connection with a Change in Control. Any amounts payable to participants in respect of their Option Units will generally be paid within 30 days following a Change in Control.

Option Units generally vest in equal annual installments over a five-year period, subject to the participant’s continued employment with the Company through each vesting date. Any unvested Option Units that have not been previously forfeited will accelerate and become fully vested upon a Change in Control. Notwithstanding the foregoing, unless otherwise provided in the applicable award agreement, 50% of the General Option Units held by a participant will only represent the right to receive Sale Proceeds in connection with a Change in Control on a proportionate basis between (i) the point at which the Sale Proceeds are equal to the Threshold Value on the one hand; and (i) the point at which the Sale Proceeds are equal to the Stretch Threshold Value on the other hand.

For purposes of the Executive LTIP:

•

“Sale Proceeds” is generally defined as, as of any date of determination, the sum of all proceeds actually received by Brookfield, net of all Sales Costs (as defined below), (i) as consideration (whether cash or equity) upon the Change in Control; and (ii) as distributions, dividends, repurchases, redemptions or otherwise as a holder of such equity interests in Clarios. Proceeds that are not paid upon or prior to or in connection with the Change in Control, including earn-outs, escrows and other contingent or deferred consideration will become “Sale Proceeds” only as and when such proceeds are received by Brookfield. “Sales Costs” means any costs or expenses (including legal or other advisor costs), fees (including investment banking fees), commissions or discounts payable directly by Brookfield in connection with, arising out of or relating to a Change in Control, as determined by Brookfield in its sole discretion.

•

“Change in Control” is generally defined as any transaction or series of transactions (including, without limitation, the consummation of a combination, share purchases, recapitalization, redemption, issuance of capital stock, consolidation, reorganization or otherwise) pursuant to which: (i) a person or entity not affiliated with Brookfield acquires securities representing more than 70% of the combined voting power of the outstanding voting securities of Clarios or the entity surviving or resulting from such transaction; (ii) following a public offering (including this offering) of Clarios’ stock, Brookfield has ceased to have a beneficial ownership interest in at least 30% of Clarios’ outstanding voting securities (effective on the first such date); or (iii) Clarios sells all or substantially all of the assets of Clarios and its subsidiaries on a consolidated basis. The consummation of this offering will not constitute a Change in Control as defined in the Executive LTIP.

The following table sets forth the number of General Option Units and Stretch Option Units granted to each of our participating named executive officers in fiscal year 2020:

Name	General Option Units (#)	Stretch Option Units (#)
Mark Wallace	2,322,144	580,536
Christopher J. Eperjesy	633,312	158,328
Leslie Wong	263,880	65,970
Jennifer Slater	422,208	105,552
Petar Oklobdzija(1)	501,372	125,343

(1)	In connection with his termination of employment, Mr. Oklobdzija forfeited his General Option Units and Stretch Option Units.

In connection with this offering, the Executive LTIP, which is currently sponsored by Clarios International LP, will become sponsored by Clarios International Inc.

Flexible Perquisite Program

Pursuant to our Flexible Perquisite Program, Messrs. Wallace and Eperjesy may receive reimbursements of up to 5% of their base salary each year for tax preparation or other financial planning services. In addition, Messrs. Wallace and Eperjesy are entitled to a comprehensive annual physical exam. During 2020, Mr. Wallace utilized the tax preparation and financial planning services under our Flexible Perquisite Program.

Retirement Benefits

We maintain a tax-qualified defined contribution plan (the “401(k) Plan”) in which employees of Clarios, including our named executive officers other than Messrs. Barkhouse, McLaughlan and Lymbery, are eligible to participate. Under the 401(k) Plan, participants may defer a portion of their annual compensation on a pre-tax basis. In addition, we make (i) matching contributions of 100% of the first 4% of a participant’s deferrals and 50% of the next 2% of a participant’s deferrals and (ii) retirement income contributions in amounts ranging from 1%-5% of cash compensation based on age and years of participation in the 401(k) Plan. During 2020, Messrs. Wallace, Eperjesy and Oklobdzija and Ms. Slater participated in the 401(k) Plan.

In addition to the 401(k) Plan, we maintain the Clarios Retirement Restoration Plan (the “Retirement Restoration Plan”), an unfunded, non-qualified supplemental retirement plan pursuant to which we make contributions based on the employee’s compensation in excess of applicable IRS limits under the 401(k) Plan. Amounts accrued under the Retirement Restoration Plan are, subject to certain exceptions, paid out in connection with a participant’s separation from service. During 2020, Messrs. Wallace, Eperjesy and Oklobdzija and Ms. Slater participated in the Retirement Restoration Plan.

We also maintain the Clarios Deferred Compensation Plan (the “Deferred Compensation Plan”), under which certain U.S.-based, highly compensated employees of Clarios, including our U.S.-based named executive officers, are eligible to defer a portion of their annual compensation in excess of applicable IRS limits under the 401(k) Plan. Under the Deferred Compensation Plan, participants may defer up to 50% of their annual base compensation and up to 95% of their annual incentive compensation until a future distribution date specified by the participant. During 2020, Mr. Oklobdzija participated in the Deferred Compensation Plan.

Compensation Policies and Practices

Role of Consultants

In early 2021, our board of directors engaged Meridian Compensation Partners, LLC (“Meridian”) as outside consultants to advise our board of directors with respect to 2021 compensation design decisions. Meridian does not receive any other compensation from us for any other services. Meridian provides advice to our board of directors from time to time on various executive compensation matters including conducting a competitive compensation analysis, which Meridian prepared in early 2021. We expect to continue using the services of an outside compensation consultant for the remainder of 2021 and beyond.

In compliance with the SEC and the NYSE disclosure requirements regarding the independence of compensation consultants, our board of directors has assessed the independence of Meridian, including the independence of their partners, consultants and employees who advise us on executive compensation matters and governance issues.

Employment-Related Agreements and Retention Arrangements

We have entered into employment-related agreements and retention arrangements with certain of our named executive officers, as described in more detail under “Narrative Disclosure to the Summary Compensation Table

and Grants of Plan-Based Awards Table” below. The retention arrangements were implemented primarily for the purpose of ensuring continuity in connection with the separation from JCI.

Tax Considerations

Section 162(m) of the Internal Revenue Code generally limits the tax deductibility of annual compensation paid by public companies for certain executive officers to $1 million. Although we are mindful of the benefits of tax deductibility when determining executive compensation, we may approve compensation that will not be fully-deductible in order to ensure competitive levels of total compensation for our executive officers.

Accounting Considerations

When reviewing preliminary recommendations and in connection with approving the terms of a given incentive plan period, we review and consider the accounting implications of a given award, including the estimated expense.

Summary Compensation Table

The following table sets forth information concerning the compensation paid to our named executive officers during our fiscal year ended September 30, 2020.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(2)	Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)(3)	Total ($)
Mark Wallace(4) President and Chief Executive Officer	2020	328,846	500,000	—	—	617,501	—	492,376	1,938,723

Christopher J. Eperjesy(5) Chief Financial Officer	2020	45,000	398,571	—	—	—	—	8,507	452,078

Leslie Wong(6) General Manager, China, Asia Pacific	2020	491,097	12,652	—	—	217,128	—	457,625	1,178,502

Jennifer Slater General Manager, Original Equipment and Products	2020	375,854	192,822	—	—	112,803	—	45,743	727,222

Petar Oklobdzija(7) General Manager, Americas	2020	448,965	226,878	—	—	144,063	—	53,654	873,560

John Barkhouse(8) Former Interim Chief Executive Officer	2020	546,330	—	—	—	—	—	—	546,330

Sean McLaughlan(8) Former Interim Chief Financial Officer	2020	489,848	—	—	—	—	—	—	489,848

Mark Lymbery(9) Former Interim Chief Financial Officer	2020	187,228	—	—	—	—	—	—	187,228

(1)

Amounts in this column reflect (i) for Mr. Wallace, a $500,000 sign-on bonus, (ii) for Mr. Eperjesy, a $158,571 sign-on bonus and a $240,000 guaranteed bonus under our AIP in respect of fiscal year 2020, (iii) for Mr. Wong, a “13th month” base salary bonus (which is a customary compensation element for our Chinese operations) and (iv) for Ms. Slater and Mr. Oklobdzija, a $192,822 and $226,878 retention bonus, respectively, pursuant to the 2018 Retention Agreements (as defined below).

(2)	This column reflects amounts paid under our AIP in respect of fiscal year 2020, as described in more detail under “Annual Incentive Program” above.

(3)	This column reflects the following amounts:

Name	Vehicle ($)(a)	Financial Planning Services ($)(b)	Relocation Expenses ($)(c)	Tax Gross-Ups and Reimbursements ($)(d)	Retirement Plan Employer Contributions ($)(e)	Housing Allowance ($)(f)
Mark Wallace	4,615	6,472	23,340	457,949	—	—
Christopher J. Eperjesy	1,154	—	5,000	2,353	—	—
Leslie Wong	42,000	—	—	211,998	80,426	123,201
Jennifer Slater	14,308	—	—	—	31,435	—
Petar Oklobdzija	10,000	—	—	—	43,654	—

(a)	Vehicle: Reflects car allowance paid pursuant to our management car program and, for Mr. Wong, the value of a personal car service.
(b)	Financial Planning Services: Reflects amounts paid for expenses related to tax preparation or other financial planning pursuant to our Flexible Perquisite Program.
(c)	Relocation Expenses: Reflects reimbursement for or direct payment of relocation expenses.
(d)

Tax Gross-Ups and Reimbursements: Reflects tax gross-ups and other tax reimbursements for amounts paid to certain of our named executive officers as follows: (i) for Mr. Wallace, a $446,966 gross-up on his sign-on bonus and a $10,983 gross-up on his relocation expenses, (ii) for Mr. Eperjesy, a $2,353 gross-up on his relocation expenses and (iii) for Mr. Wong, $211,998 in reimbursement for benefit-in-kind deductions.

(e)

Retirement Plan Employer Contributions: Reflects employer contributions to retirement plans as follows: (i) for Mr. Wong, $80,426 in allowances to fund a personal pension plan and (ii) for Ms. Slater and Mr. Oklobdzija, (x) employer contributions made under our 401(k) Plan in February 2020 totaling $20,111 and $21,117, respectively and (y) employer contributions made under our Retirement Restoration Plan in February 2020 totaling $11,324 and $22,537, respectively.

(f)	Housing Allowance: Reflects Mr. Wong’s monthly housing allowance.
(4)	Mr. Wallace joined Clarios as our President and Chief Executive Officer on May 18, 2020.
(5)	Mr. Eperjesy joined Clarios as our Chief Financial Officer on August 24, 2020.
(6)

Mr. Wong’s compensation (other than the value of his personal car service) was paid in Chinese Yuan (CNY). For purposes of this table, amounts have been converted from CNY to US Dollars (USD) by using the exchange rate of 0.1473, which was in effect as of September 30, 2020.

(7)	Mr. Oklobdzija’s employment with us terminated as of October 1, 2020.
(8)

Messrs. Barkhouse and McLaughlan are employees of Brookfield who provided services to us as interim Chief Executive Officer and interim Chief Financial Officer, respectively, pursuant to secondment agreements between us and Brookfield, as described in more detail under “—Employment Arrangements; Secondment Agreements” below. Amounts in this table reflect fees paid to Brookfield pursuant to the secondment agreements as consideration for Messrs. Barkhouse’s and McLaughlan’s services. Mr. Barkhouse’s role as interim Chief Executive Officer terminated on May 17, 2020 and Mr. McLaughlan’s role as interim Chief Financial Officer terminated on August 23, 2020.

(9)

Mr. Lymbery is an employee of APS who provided services to us as interim Chief Financial Officer pursuant to an agreement between us and APS, as described in more detail under “—Employment Arrangements; Secondment Agreements” below. Amounts in this table reflect fees paid to APS pursuant to the secondment agreement as consideration for Mr. Lymbery’s services. Mr. Lymbery’s role as interim Chief Financial Officer terminated on November 8, 2019.

Grants of Plan-Based Awards

The following table sets forth information with respect to plan-based awards granted to our named executive officers during our fiscal year ended September 30, 2020.

Name	Grant Date	Non-Equity Incentive Plan Awards: Number of Shares of Stock or Units (#)		Estimated Future Payouts Under Non-Equity Incentive Plan Awards
				Threshold ($)	Target ($)	Maximum ($)
Mark Wallace	2/12/2020	2,322,144	(1)	—	—	—
	2/12/2020	580,536	(2)	—	—	—
	—	—		475,000	950,000	1,900,000	(3)

Christopher J. Eperjesy	8/24/2020	633,312	(1)	—	—	—
	8/24/2020	158,328	(2)	—	—	—

Leslie Wong(4)	12/16/2019	263,880	(1)	—	—	—
	12/16/2019	65,970	(2)	—	—	—
	—	—		107,489	214,978	429,956	(3)

Jennifer Slater	12/16/2019	422,208	(1)	—	—	—
	12/16/2019	105,552	(2)	—	—	—
	—	—		86,771	173,543	347,085	(3)

Petar Oklobdzija(5)	12/16/2019	501,372	(1)	—	—	—
	12/16/2019	125,343	(2)	—	—	—
	—	—		113,435	226,870	453,740	(3)

John Barkhouse	—	—		—	—	—

Sean McLaughlan	—	—		—	—	—

Mark Lymbery	—	—		—	—	—

(1)

Reflects grants of General Option Units under the Executive LTIP. General Option Units vest 20% on each of the first five anniversaries after January 1, 2020 (or, for Mr. Eperjesy, January 1, 2021). Because there is no threshold, target or maximum payout associated with General Option Units, we have not disclosed estimated future payouts with respect to them.

(2)

Reflects grants of Stretch Option Units under the Executive LTIP. Stretch Option Units vest 20% on each of the first five anniversaries after January 1, 2020 (or, for Mr. Eperjesy, January 1, 2021). Because there is no threshold, target or maximum payout associated with Stretch Option Units, we have not disclosed estimated future payouts with respect to them.

(3)	The amounts in these rows represent the range of potential payouts under our AIP, as described in more detail under “Annual Incentive Program” above.
(4)

Mr. Wong’s AIP target, threshold and maximum payouts were originally denominated in CNY. For purposes of this table, amounts have been converted from CNY to USD by using the exchange rate of 0.1473, which was in effect as of September 30, 2020.

(5)	In connection with Mr. Oklobdzija’s termination of employment, all of his General Option Units and Stretch Option Units under the Executive LTIP were forfeited.

Narrative Description to the Summary Compensation Table and Grants of Plan-Based Awards Table

Employment Arrangements

Executive Offer Letters

On March 20, 2020, we entered into an offer letter with Mr. Wallace to serve as our Chief Executive Officer and member of our Board, which was amended on June 21, 2021 (the “Wallace Offer Letter”). In addition, on

July 10, 2020, we entered into an offer letter with Mr. Eperjesy to serve as our Chief Financial Officer, which was amended on June 8, 2021 (together with the Wallace Offer Letter, the “Offer Letters”).

Under the Offer Letters, which do not have fixed durations, Messrs. Wallace’s and Eperjesy’s initial base salaries were set at $950,000 and $585,000, respectively. Messrs. Wallace and Eperjesy are eligible to participate in the AIP with target opportunities of 100% and 80% of base salary, respectively. For 2020, Mr. Eperjesy’s AIP bonus was guaranteed at $240,000.

In addition, the Offer Letters provide for (i) participation in the Executive LTIP, the terms of which are described under “—Clarios International LP Executive Long-Term Incentive Plan” above, (ii) participation in the Deferred Compensation Plan, the terms of which are described under “Retirement Benefits” above, (iii) a one-time after-tax lump sum cash bonus for Mr. Wallace of $500,000, which was paid upon the successful completion of Mr. Wallace’s first 30 days of service and (iv) one-time after-tax lump sum cash bonuses for Mr. Eperjesy of $80,000 and $820,000, which were paid on the first pay date following Mr. Eperjesy’s start date and upon the successful completion of 6 months of service, respectively. Finally, the Offer Letters provide for certain benefits and perquisites, including relocation benefits, participation in our Flexible Perquisite Program, participation in our management car allowance program with a $15,000 per year car allowance, participation in our health and welfare benefits programs and our 401(k) Plan, and four weeks of vacation per year.

In the event of a termination of Messrs. Wallace’s or Eperjesy’s employment by us without Cause or Mr. Wallace’s resignation for Good Reason (each as defined in the applicable Offer Letter), Messrs. Wallace or Eperjesy, as applicable, will be entitled to receive the following severance payments and benefits, in each case subject to execution of a release of claims: (i) a lump-sum cash payment equal to (x) 1.5 times for Mr. Wallace and (y) 1 times for Mr. Eperjesy, in each case, the sum of their then-current base salary and target annual bonus, (ii) (x) 1.5 years for Mr. Wallace and (y) 1 year for Mr. Eperjesy, in each case, of health and welfare benefit continuation at then current employee contribution levels, (iii) any earned but unpaid prior year’s bonus and (iv) 1 year of senior executive-level outplacement services.

Pursuant to the Offer Letters, Messrs. Wallace and Eperjesy are subject to certain restrictive covenants, including an 18-month post-termination non-competition restriction and post-termination customer and employee non-solicitation restrictions of 18 months for Mr. Wallace and 2 years for Mr. Eperjesy.

Retention Agreements

On June 8, 2018, we entered into retention bonus agreements with Ms. Slater and Mr. Oklobdzija, respectively (the “Slater 2018 Retention Agreement” and the “Oklobdzija 2018 Retention Agreement” and, collectively the “2018 Retention Agreements”). In addition, on December 18, 2019 we entered into a second retention agreement with Ms. Slater (the “Slater 2019 Retention Agreement”) and on June 17, 2020, we entered into a second retention agreement with Mr. Oklobdzija (the “Oklobdzija 2020 Retention Agreement” and collectively with the Slater 2019 Retention Agreement and the 2018 Retention Agreements, the “Retention Agreements”).

Pursuant to the 2018 Retention Agreements, Ms. Slater and Mr. Oklobdzija were entitled to receive cash bonuses equal to 50% of their then current base salary on each of (x) the consummation of the sale of the Clarios business from Johnson Controls, Inc. and (y) the first anniversary of such sale, subject to their continued employment through the applicable date. The bonuses under the 2018 Retention Agreements were paid to Ms. Slater and Mr. Oklobdzija on May 1, 2019 and May 1, 2020.

Pursuant to the Slater 2019 Retention Agreement, Ms. Slater is entitled to receive three cash payments each equal to 75% of her then current base salary on April 30, 2021, April 30, 2022 and April 30, 2023, subject to (i) her continued employment through the applicable vesting date and (ii) not being in breach of any provisions of the Slater 2019 Retention Bonus or any other agreement with Clarios. In the event Ms. Slater’s employment is involuntarily terminated other than for cause or is terminated due to her death or disability, any unpaid portion of the payments under the Slater 2019 Retention Agreement would accelerate in full and be payable as soon as practicable following her termination date.

Pursuant to the Oklobdzija 2020 Retention Agreement, Mr. Oklobdzija was entitled to receive two cash payments each equal to 50% of his then current base salary on September 30, 2021 and September 30, 2022, subject to (i) his continued employment though the applicable vesting date, (ii) meeting his performance expectations for the fiscal year 2021 and 2022, respectively, as determined by the President and Chief Executive Officer of Clarios and (iii) not being in breach of any provision of the Oklobdzija 2020 Retention Bonus or any other agreement with Clarios. Upon Mr. Oklobdzija’s involuntary termination without cause on October 1, 2020, the payments under the Oklobdzija 2020 Retention Agreement accelerated in full.

Under the Retention Agreements, Ms. Slater and Mr. Oklobdzija are subject to certain restrictive covenants, including a one-year post-termination non-competition restriction and two-year post-termination customer and employee non-solicitation restrictions.

Special Bonus Awards

On December 6, 2019, each of Ms. Slater and Mr. Oklobdzija were granted special bonus awards (the “Special Bonus Awards”), which provide for eligibility to receive bonuses equal to 20% of their base salary on each of December 31, 2020, December 31, 2021 and December 31, 2022, in each case subject to their continued employment through the applicable vesting date. In the event of a termination of employment due to death, disability or retirement, each of Ms. Slater and Mr. Oklobdzija would be entitled to receive a prorated portion of the next tranche of the Special Bonus Award scheduled to be paid. In the event of a termination of employment for any other reason, any unpaid portion of the Special Bonus Award would be forfeited. In connection with Mr. Oklobdzija’s termination of employment on October 1, 2020, his Special Bonus Award was forfeited in its entirety.

Secondment Agreements

On August 15, 2019, we entered into a secondment agreement with Brookfield pursuant to which Mr. Barkhouse would provide services to us as our interim Chief Executive Officer, and on October 28, 2019, we entered into a secondment agreement with Brookfield pursuant to which Mr. McLaughlan would provide services to us as our interim Chief Financial Officer (collectively, the “Secondment Agreements”). Pursuant to the Secondment Agreements, Messrs. Barkhouse and McLaughlan remained employees of Brookfield and Brookfield remained responsible for all of their compensation and benefits. In exchange, we paid Brookfield $72,844 and $51,563 per month for the services of Messrs. Barkhouse and McLaughlan, respectively. The Secondment Agreements terminated in connection with the cessation of Messrs. Barkhouse’s and McLaughlan’s service as interim Chief Executive Officer and interim Chief Financial Officer on May 17, 2020 and August 23, 2020, respectively.

On May 22, 2019, we entered into a secondment agreement with APS pursuant to which Mr. Lymbery would provide services to us as our interim Chief Financial Officer (the “APS Agreement”). Pursuant to the APS Agreement, Mr. Lymbery remained an employee of APS and APS remained responsible for all of this compensation and benefits. In exchange, we paid APS $200,000 per month and reimbursed APS for all reasonable and out-of-pocket expenses incurred in connection with Mr. Lymbery’s services (e.g., travel, lodging, meals). The APS Agreement terminated in connection with the cessation of Mr. Lymbery’s service as interim Chief Financial Officer on November 8, 2019.

2021 Long-Term Incentive Plan

In connection with this offering, we intend to establish the 2021 Long-Term Incentive Plan (the “2021 Plan”). The 2021 Plan will provide for the grant of equity-based awards to our employees, consultants, service providers and non-employee directors.

Administration. The 2021 Plan will be administered by the compensation committee (the “Committee”) of our board of directors, unless another committee is designated by our board of directors. The Committee will have the authority to, among other actions, determine eligible participants, the types of awards to be granted, the number of shares covered by any awards, the terms and conditions of any awards (and amend any terms and conditions) and the methods by which awards may be settled, exercised, cancelled, forfeited or suspended. In addition, the Committee has the authority to waive restrictions or accelerate vesting of any award at any time.

Shares Reserve; Adjustments. The maximum number of shares of our common stock available for issuance under the 2021 Plan will not exceed                  shares of our common stock. Any shares underlying substitute awards, shares remaining available for grant under a plan of an acquired company and awards that are forfeited, cancelled, expired, terminated or are otherwise lapsed, in whole or in part, or are settled in cash or withheld by us in respect of taxes (other than on stock options or stock appreciation rights), will become available for future grant under our 2021 Plan.

In the event of certain changes in our corporate structure, including any extraordinary dividend or other distribution, recapitalization, stock split, reorganization, merger, consolidation, spin-off, or other similar corporate transaction or event affecting our common stock, or changes in applicable laws, regulations or accounting principles, the Committee will make appropriate adjustments to prevent undue enrichment or harm to the number and type of common shares subject to awards, and to the grant, purchase, exercise or hurdle price for any award.

Non-Employee Director Limits. Under the 2021 Plan, the maximum number of shares of our common stock subject to an award granted during a single fiscal year to any non-employee director, taken together with any cash fees paid during the fiscal year, in respect to the director’s service as a member of our board of directors during such year, will not exceed $800,000 in total value. The independent directors may make exception to this limit for a non-executive chair of the board of directors, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation.

Stock Options. The 2021 Plan permits the grant of incentive stock options to employees and/or nonstatutory stock options to all eligible participants. The exercise price of stock options may not be less than the fair market value of our common stock on the grant date, provided that if an incentive stock option is granted to a 10% stockholder, the exercise price may not be less than 110% of the fair market value of our common stock. Each stock option agreement will set forth the vesting schedule of the options and the term of the options, which may not exceed 10 years (or five years in the case of an incentive stock option granted to a 10% stockholder). The Committee will determine the method of payment of the exercise price. The Committee may provide in an applicable award agreement that, to the extent a stock option is not previously exercised as to all of the shares of our Common Stock subject thereto, and, if the fair market value of one share of our common stock is greater than the exercise price then in effect, then the stock option will be deemed automatically exercised immediately before its expiration.

Stock Appreciation Rights. The 2021 Plan permits the grant of stock appreciation rights, which entitle the holder to receive shares of our common stock or cash having an aggregate value equal to the appreciation in the fair market value of our common stock between the grant date and the exercise date, times the number of shares of our common stock subject to the award. The exercise price of stock appreciation rights may not be less than the fair market value of our common stock on the date of grant. Each stock appreciation rights agreement will set forth the vesting schedule of the stock appreciation rights. The Committee may provide in an applicable award agreement that, to the extent a stock appreciation right is not previously exercised as to all of the shares of our Common Stock subject thereto, and, if the fair market value of one common share is greater than the exercise price then in effect, then the stock appreciation right will be deemed automatically exercised immediately before its expiration.

Restricted Stock and Restricted Stock Units. The 2021 Plan permits the grant of restricted stock and restricted stock units. Restricted stock awards are grants of shares of our common stock, subject to certain condition and restrictions as specified in the applicable award agreement. Restricted stock units represent the right to receive shares of our common stock (or a cash amount equal to the value of our common stock) on future specified dates. The Committee will determine the form or forms in which payment of the amount owing upon settlement of a restricted stock unit may be made.

Performance Awards. The 2021 Plan permits the grant of performance awards which are payable upon the achievement of performance goals determined by the Committee. The Committee may, in its discretion, increase or reduce the amount of a settlement otherwise to be made in connection with a performance award.

Other Cash-Based Awards and Other Stock-Based Awards. The 2021 Plan permits the grant of other cash-based and other stock-based awards, the terms and conditions of which will be determined by the Committee and specified in the applicable award agreement.

Separation from Service. In the event of a participant’s separation from service, as defined in the 2021 Plan, the Committee may determine the extent to which an award may be exercised, settled, vested, paid or forfeited prior to the end of a performance period, or the vesting, exercise or settlement of such award.

Change in Control. In the event of a change in control, as defined in the 2021 Plan, unless otherwise set forth in the applicable award agreement, (i) if a participant’s awards are continued, assumed, substituted or replaced, and within twelve months following such change in control such participant’s employment or service is terminated by us without cause (as defined in the 2021 Plan), such awards held by such participant will become fully vested (and, in the case of any such award that is a stock option or a stock appreciation right, will be immediately exercisable), with the level of vesting for any such award that is a performance award calculated as if the applicable performance conditions had been achieved at target and (ii) if a participant’s awards are not continued, assumed, substituted or replaced, then such awards will be cancelled in consideration of a payment equal to the value of such award (or, in the case of a performance award, the target value of such award), with such value being the intrinsic value in the case of a stock option or a stock appreciation right.

Dissolution or Liquidation. In the event of the dissolution or liquidation of our company, each award will be terminated immediately prior to the consummation of such action, unless otherwise determined by the Committee.

No Repricing. Except pursuant to an adjustment by the Committee permitted under the 2021 Plan, no action may directly or indirectly reduce the exercise or hurdle price of any award established at the time of grant without stockholder approval.

Plan Amendment or Suspension. The Committee has the authority to amend or suspend the 2021 Plan, provided that no such action may be taken without stockholder approval if the approval is necessary to comply with a tax or regulatory requirement or other applicable law for which the Committee deems it necessary or desirable to comply. No amendment may in general adversely and materially affect a participant’s rights under any award without such participant’s written consent.

Term of the Plan. No awards may be granted under the 2021 Plan after our board of directors terminates the plan, the maximum number of shares available for issuance has been issued or 10 years from the effective date, whichever is earlier.

Outstanding Equity Awards at Fiscal Year-End

There have been no equity-based compensation programs and consequently there were no equity awards outstanding as of the end of our fiscal year ended September 30, 2020.

Option Exercises and Stock Vested

There have been no equity-based compensation programs and consequently no stock options were exercised and no stock awards vested during our fiscal year ended September 30, 2020.

Pension Benefits and Nonqualified Deferred Compensation

During our fiscal year ended September 30, 2020, none of our named executive officers received pension benefits. The following table contains information with respect to the participation of our named executive officers in the Retirement Restoration Plan and the Deferred Compensation Plan, each of which provide for the deferral of compensation on a basis that is not tax-qualified, as of the end of our fiscal year ended September 30, 2020. The material terms and conditions of the Retirement Restoration Plan are set forth under “Retirement Benefits” above.

Name	Executive Contributions in Last fiscal year ($)	Company Contributions in Last fiscal year ($)(1)	Aggregate Earnings in Last fiscal year ($)		Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Mark Wallace	—	—	—		—	—
Christopher J. Eperjesy	—	—	—		—	—
Leslie Wong	—	—	—		—	—
Jennifer Slater	—	11,325	336	(2)	0	27,401	(3)
Petar Oklobdzija	—	22,537	2,678	(4)	0	198,815	(5)
John Barkhouse	—	—	—		—	—
Sean McLaughlan	—	—	—		—	—
Mark Lymbery	—	—	—		—	—

(1)	The amounts in this column reflect contributions under the Retirement Restoration Plan and are reflected in the Summary Compensation Table.
(2)	Reflects dividends earned under the Retirement Restoration Plan.
(3)	Reflects aggregate account balance under the Retirement Restoration Plan.
(4)	Reflects (i) $1,925 in dividends earned under the Retirement Restoration Plan and (ii) $753 in dividends earned under the Deferred Compensation Plan.
(5)	Reflects aggregate account balance of (i) $146,707 under the Retirement Restoration Plan and (ii) $52,108 under the Deferred Compensation Plan.

Potential Payments Upon Termination or Change in Control

The below table sets forth information regarding contractual payments that would be made to our named executive officers upon the occurrence of certain termination and/or change in control events. In estimating the value of such payments, the table assumes that the named executive officer’s employment was terminated and/or a change in control of Clarios occurred, in each case on September 30, 2020 (other than Mr. Oklobdzija’s termination of employment, as described in more detail below).

Name	Qualifying Termination(1)			Death, Disability or Retirement(2)	Change in Control(3)
	Severance ($)	Health and Welfare Benefits ($)	Outplacement Services ($)	Retention Bonus ($)	Executive LTIP ($)
Mark Wallace	2,850,000	39,139	9,200	—
Christopher J. Eperjesy	1,053,000	31,049	9,200	—
Leslie Wong	—	—	9,200	—
Jennifer Slater	1,426,906	30,678	9,200	902,422
Petar Oklobdzija	1,071,650	17,252	4,600	—
John Barkhouse	—	—	—	—	—
Sean McLaughlan	—	—	—	—	—
Mark Lymbery	—	—	—	—	—

(1)

Reflects (i) for Messrs. Wallace and Eperjesy, certain severance payments and benefits to which they are entitled under the Offer Letters upon a termination of employment without cause and, in the case of Mr. Wallace, a resignation for good reason, as described in more detail under “—Employment Arrangements” above, (ii) for Ms. Slater, certain severance payments and benefits for which she is eligible under the Severance Policy upon a termination of employment without cause, as described in more detail under “—Severance Policy” below, (iii) for Ms. Slater, accelerated vesting of her retention bonuses under the Slater 2019 Retention Agreement, as described in more detail under “—Employment Arrangements” above, (iv) for Mr. Oklobdzija, the severance payments and benefits paid or provided in connection with Mr. Oklobdzija’s termination of employment on October 1, 2020 pursuant to his separation agreement and release of claims, as described in more detail under “—Oklobdzija Separation Agreement” below, (v) for Mr. Oklobdzija, the accelerated vesting of his retention bonuses under the Oklobdzija 2020 Retention Agreement upon his termination of employment, as described in more detail under “—Employment Arrangements” above and (vi) for Mr. Wong, 52 weeks of outplacement services.

(2)

Reflects (i) accelerated vesting of Ms. Slater’s retention bonuses under the Slater 2019 Retention Agreement, as described in more detail under “—Employment Arrangements” above, and (ii) a prorated portion of that tranche of Ms. Slater’s Special Bonus Award scheduled to be paid on December 31, 2020, as described in more detail under “—Employment Arrangements” above.

(3)

Reflects proceeds that our named executive officers would be entitled to in respect of their General Option Units and Stretch Option Units under the Executive LTIP (as described in more detail under “—Other Compensation Plans; Clarios International LP Executive Long-Term Incentive Plan”) (i) assuming that a change in control of Clarios occurred under the Executive LTIP as a result of a sale of Clarios to a person or entity not affiliated with Brookfield and (ii) based on an initial public offering price of $         per share (the bottom of the estimated initial public offering price range set forth on the cover page of this prospectus).

Severance Policy

U.S.-based employees of Clarios (including our U.S.-based named executive officers) who do not otherwise have contractual severance protections are eligible to participate in our U.S. Severance Policy (the “Severance Policy”), pursuant to which our U.S.-based named executive officers are eligible to receive (i) cash severance equal to 52 weeks of base salary (payable either in a lump sum or through salary continuation), (ii) a pro-rated target bonus for the year of termination (with a minimum of 3 months of pro-ration), (iii) 52 weeks of continued

health and welfare benefits at the then-current employee contribution levels and (iv) 52 weeks of outplacement services. Severance under the Severance Policy is subject to the named executive officer’s execution of a general release of claims against the Company and a restrictive covenant agreement containing a one-year post-termination non-competition restriction, two-year post-termination customer and employee non-solicitation restrictions and perpetual confidentiality obligations.

Oklobdzija Separation Agreement

In connection with Mr. Oklobdzija’s termination of employment on October 1, 2020, we entered into a separation agreement and release of claims with Mr. Oklobdzija, dated October 13, 2020 (the “Separation Agreement”). Pursuant to the terms of the Separation Agreement and in exchange for a release of all claims against the Company, Mr. Oklobdzija received the following payments: (i) $17,452, reflecting two weeks of base pay in lieu of written notice of termination; (ii) $453,740, reflecting 52 weeks of continued base salary; (iii) $56,718, reflecting 25% of Mr. Oklobdzija’s target annual bonus under the AIP; (iv) a $90,000 lump-sum payment; (v) continued health and welfare benefits coverage, with Mr. Oklobdzija paying the rate for medical coverage that is paid by our active employees, for the shorter of 52 weeks or until such time that Mr. Oklobdzija becomes eligible for medical and/or dental coverage under a plan of a future employer; and (vi) 26 weeks of outplacement services. The Separation Agreement contained certain restrictive covenants, including a one-year post-termination non-competition restriction, one-year post-termination customer and employee non-solicitation restrictions and perpetual confidentiality, non-disparagement and continued cooperation obligations.

Restrictive Covenants

In addition to the restrictive covenants under the Offer Letters, Retention Agreements and the Severance Policy, each of our named executive officers (other than Messrs. Barkhouse, McLaughlan and Lymbery) are subject to certain restrictive covenants under our AIP, including a one-year post-termination non-competition restriction, two-year post-termination customer and employee non-solicitation restrictions and perpetual confidentiality and non-disparagement obligations.

Compensation of our Directors

2020 Director Compensation

The following table sets forth information concerning the compensation earned by certain of our non-employee directors during the fiscal year ended September 30, 2020. No other director received compensation for service on our board of directors.

Name	Fees Earned or Paid in Cash ($)	Total ($)
Michael Norona	$147,500	$147,500
Stephen Girsky	$137,500	$137,500

For the first three quarters of the fiscal year ended September 30, 2020, Messrs. Norona and Girsky each received a prorated annual cash retainer of $125,000. In addition, Mr. Norona received an additional prorated annual cash retainer of $15,000 for his service as audit committee chair. Effective for the fourth quarter of fiscal year ended September 30, 2020, Messrs. Norona and Girsky each received a prorated annual cash retainer of $150,000. In addition, for that same period, (i) Mr. Norona received an additional prorated annual cash retainer of $20,000 for his service as audit committee chair and (ii) Mr. Girsky received an additional prorated annual cash retainer of $15,000 for his service as ESG and risk management committee chair and an additional prorated annual cash retainer of $10,000 for his service on the audit committee. Members of our board were also eligible for reimbursement for reasonable travel and other out-of-pocket expenses.

New Director Compensation Policy

In connection with this offering, our board of directors has approved the adoption of a non-employee director compensation policy pursuant to which each of our non-employee directors will be eligible to receive annual compensation for their service on our board of directors. The non-employee directors will be eligible to receive an annual cash retainer of $85,000, plus additional annual cash compensation for service as non-executive chair or as a chair or member of a committee of our board, as follows: Board Chair: $102,500; Audit Committee Chair: $20,000; Audit Committee Member: $10,000; Governance and Compensation Committee Chair: $15,000; and ESG and Risk Management Committee Chair: $15,000. The annual cash compensation is payable in quarterly installments in arrears. Except as provided below, non-employee directors will have the opportunity to elect to receive cash-settled restricted stock units under the 2021 Plan in lieu of the annual cash retainer, which will be issued on the same terms (including vesting and settlement terms) as the equity-based compensation described below.

Except as provided below, the non-employee directors will also be eligible to receive the following equity-based compensation in the form of cash-settled restricted stock units with respect to shares of our common stock granted pursuant to the 2021 Plan, the settlement of which will occur upon a separation from service (or, if earlier, upon a change in control (as defined in the 2021 Plan)) (or, if earlier, upon death, disability or a change of control):

•

an initial grant made in connection with this offering with a value at grant of $145,000 (or $312,500 for the Board Chair), vesting at the time of the annual meeting that occurs during the 2022 fiscal year (or, if earlier, upon death, disability or a change in control); and

•

an annual grant with a value at grant of $145,000 (or $312,500 for the Board Chair), to be made on or about the date of our annual stockholder meeting, beginning with the annual meeting that occurs during the 2022 fiscal year, and vesting upon the earlier of (i) one year following the grant date and (ii) the subsequent annual meeting (or, if earlier, upon death, disability or a change of control).

All board compensation to be paid to any non-employee director who is an employee of Brookfield or CDPQ will be paid to Brookfield or CDPQ, as applicable, and all compensation to be paid to such directors, including any that would otherwise be paid in the form of cash-settled restricted stock units, will instead be paid to Brookfield or CDPQ, as applicable, in cash.

In addition, any non-employee director who is not an employee of Brookfield or CDPQ will be required to, within five years of joining our board of directors, acquire shares of our common stock or cash-settled restricted stock units under the 2021 Plan having a value equal to at least three times such director’s combined cash and equity retainer, or $690,000 (or $1,500,000 for the Board Chair).

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions, during our last three fiscal years or currently proposed, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock had or will have a direct or indirect material interest.

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting this criteria to which we have been or will be a party other than compensation arrangements, which are described where required under “Management—Board Structure and Compensation of Directors” and “Executive Compensation.”

Registration Rights Agreement

In connection with this offering, we will enter into the Registration Rights Agreement with the Sponsor Group, which will provide for customary “demand” registrations and “piggyback” registration rights. The Registration Rights Agreement also will provide that we will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act.

Stockholders Agreement

In connection with this offering, we will enter into the Stockholders Agreement with the Sponsor Group. The Stockholders Agreement will require us to, among other things, for so long as the Sponsor Group is controlled by Brookfield and the Sponsor Group owns or controls at least: (i) 25% of the aggregate number of outstanding shares of our common stock, nominate a number of Sponsor Directors such that, upon the election of each such individual, the number of Sponsor Directors serving as directors of our company will be equal a majority of the board of directors (including the chair of the board of directors), and (ii) between 15% and 24.99% of the aggregate number of outstanding shares of our common stock, nominate a number of Sponsor Directors such that, upon the election of each such individual, the number of Sponsor Directors servicing as directors of our company will be equal to the greater of (x) 25% of the board of directors and (y) three directors. In the case of a vacancy on our board created by the removal or resignation of a Sponsor Director, the Stockholders Agreement will require us to nominate an individual designated by the Sponsor Group for election to fill the vacancy.

Pursuant to the Stockholders Agreement, for so long as the Sponsor Group continues to own or control at least 25% of our issued and outstanding common stock, written approval by the Sponsor Group will be required for certain corporate actions. These actions include: (i) certain amendments to our certificate of incorporation and bylaws; (ii) any increase or decrease in the size of our board of directors; (iii) hiring and termination of our chief executive officer and chief financial officer; (iv) entry into any new line of business or other material change in the scope or nature of our or our subsidiaries’ business or operations, taken as a whole; (v) the incurrence of indebtedness, including the entry into any guarantee in respect of indebtedness, in each case in excess of $             million, other than working capital loans and other similar transactions in the ordinary course of business; (vi) the creation, issuance or sale (by reclassification, merger, consolidation, reorganization or otherwise) of equity securities by us or any securities convertible into our equity securities, provided that the consent of the Sponsor Group shall not be required in connection with the grant or issuance of equity or equity-based awards to employees, officers, directors, consultants or other persons performing services for Clarios or any of its subsidiaries, or in connection with the issuance of common stock upon the exercise, conversion or settlement of such awards, pursuant to any equity incentive plans as in existence on the date of the Stockholders Agreement or that are thereafter adopted by the board of directors; (vii) the declaration or payment of dividends on capital stock; and (viii) any acquisition or disposition of any asset or business having consideration or fair value in excess of $             million, including any transaction resulting in any “person” or “group” (as such terms are used for purposes of Section 13(d) of the Exchange Act) becoming the beneficial owner, directly or indirectly, of more than 50% of the total voting power of our capital stock entitled to vote generally in the election of our directors or acquires the power to direct or cause the direction of our management and policies, whether through the ownership of voting securities, by contract or otherwise.

Indemnification of Directors and Officers

Our bylaws will provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL. In addition, our amended and restated certificate of incorporation will provide that our directors will not be liable for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL.

There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Policies and Procedures for Transactions with Related Parties

Upon the consummation of this offering, we will adopt a written related person transaction policy (the “policy”), which will set forth our policy with respect to the review, approval, ratification and disclosure of all related person transactions by our audit committee. In accordance with the policy, our audit committee will have overall responsibility for implementation of and compliance with the policy.

For purposes of the policy, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and the amount involved exceeded, exceeds or will exceed $120,000 and in which any related person (as defined in the policy) had, has or will have a direct or indirect material interest. A “related person transaction” does not include any employment relationship or transaction involving an executive officer and any related compensation resulting solely from that employment relationship that has been reviewed and approved by our board of directors.

The policy will require that notice of a proposed related person transaction be provided to our legal department prior to entry into such transaction. If our legal department determines that such transaction is a related person transaction, the proposed transaction will be submitted to our audit committee for consideration at its next meeting. Under the policy, our audit committee may approve only those related person transactions that are in, or not inconsistent with, our best interests. In the event that we become aware of a related person transaction that has not been previously reviewed, approved or ratified under the policy and that is ongoing or is completed, the transaction will be submitted to the audit committee so that it may determine whether to ratify, rescind or terminate the related person transaction.

The policy will also provide that the audit committee review certain previously approved or ratified related person transactions that are ongoing to determine whether the related person transaction remains in our best interests and the best interests of our stockholders. Additionally, we will make periodic inquiries of directors and executive officers with respect to any potential related person transaction of which they may be a party or of which they may be aware.

Existing arrangements with related parties and new arrangements with related parties that are entered into in connection with this offering, in each case (i) that are described in this prospectus, (ii) including any subsequent amendment to any such arrangement that is not material to the Company and (iii) any ancillary services provided in connection therewith, will not require review, approval or ratification pursuant to the policy.

Tax Receivable Agreement

In connection with this offering, we will enter into a tax receivable agreement with the Sponsor Group. We and our subsidiaries have generated, or are expected to generate, certain tax benefits, which may reduce our liability for certain taxes that we might otherwise be required to pay. These tax benefits, which we collectively refer to as the Covered Tax Benefits, include: (i) all depreciation and amortization deductions, and any offset to taxable income and gain or increase to taxable loss, resulting from the tax basis that we have in certain of our assets prior to the consummation of this offering and to which we will succeed as a result of certain internal restructuring transactions, (ii) the utilization of our and our subsidiaries’ net operating losses, if any, attributable to periods prior to this offering and to which we will succeed as a result of certain internal restructuring transactions, and (iii) certain other tax benefits attributable to payments made under the tax receivable agreement. The tax receivable agreement provides for payments to the Sponsor Group in an amount equal to 85% of the aggregate reduction in U.S. federal, state, and local income taxes payable deemed to have been realized by us and our subsidiaries (using an assumed combined state and local income tax rate of 4.32%) from the deemed utilization of such Covered Tax Benefits.

The obligations under the tax receivable agreement will be our obligations and not obligations of our subsidiaries and are not conditioned upon the Sponsor Group maintaining a continued direct or indirect ownership interest in us. For purposes of the tax receivable agreement, the aggregate reduction in income tax payable by us will be computed by comparing our income tax liability with our hypothetical liability had we not been able to utilize the Covered Tax Benefits, with each of the income tax liability and hypothetical liability taking into account several assumptions and adjustments, including, for example, that:

•	we will pay state and local taxes at a rate of 4.32%, even though our actual effective state and local tax rate may differ;

•	Section 250 of the Internal Revenue Code of 1986, as amended (the “Code”), which provides for reduced rates of taxation with respect to certain types of income, does not apply to us; and

•	certain limitations apply to our ability to utilize tax benefits other than the Covered Tax Benefits to offset our taxable income.

The foregoing assumptions and adjustments could cause us to be required to make payments under the tax receivable agreement that are significantly greater than the benefits we realize in respect of the Covered Tax Benefits.

We also could be required to make payments under the tax receivable agreement even though we have not actually realized benefits with respect to the Covered Tax Benefits.

We expect that the payments we make under the tax receivable agreement could be substantial. Assuming no material changes in the relevant tax law, and that we and our subsidiaries earn sufficient taxable income to realize the full tax benefits subject to the tax receivable agreement, we expect that future payments under the tax receivable agreement will total between approximately $                 million and $                 million. We intend to fund the required payments required under the tax receivable agreement with cash flow generated by our operations. Depending on the amount and timing of our future earnings (if any) and on other factors, including the effect of any limitations imposed on our ability to use the Covered Tax Benefits, it is possible that all payments required under the tax receivable agreement could become due within a relatively short period of time. The actual amount and utilization of the Covered Tax Benefits, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including the amount, character, and timing of our and our subsidiaries’ taxable income in the future.

The tax receivable agreement will become binding upon us in connection with the completion of this offering and will remain in effect until all such Covered Tax Benefits have been used or expired, unless the agreement is terminated early, as described below.

Payments under the tax receivable agreement are generally required to be made on May 15 of the calendar year following the taxable year with respect to which the payment obligation arises based on our estimates of taxable income for such taxable year, with certain final payments made after our tax return for such taxable year has been filed. Late payments accrue interest at an agreed default rate.

The tax receivable agreement provides that we would be required to make an immediate payment equal to the present value of the anticipated future tax benefits to the Sponsor Group if, at any time, we elect an early termination of the tax receivable agreement, upon certain mergers, asset sales, or other transactions constituting a “change of control” under the tax receivable agreement, if certain credit events described in the tax receivable agreement occur with respect to us, if we are in material breach of our obligations under the agreement, or if the Sponsor Group elects to exercise its right after the fifteenth anniversary of this offering to terminate the tax receivable agreement. Such payment would be based on certain valuation assumptions, including the assumption that we and our subsidiaries have sufficient taxable income and tax liabilities to fully utilize such tax benefits. Additionally, upon (i) a sale of any of our subsidiaries in a transaction that does not constitute a “change of control” under the tax receivable agreement or (ii) a non-taxable transfer of certain assets by us to a non-consolidated entity, we will be required to make a payment equal to the present value of future payments under the tax receivable agreement attributable to the Covered Tax Benefits of such subsidiary or with respect to such assets, applying the assumptions described above. Accordingly, payments under the tax receivable agreement may be made years in advance of the actual realization, if any, of the anticipated future tax benefits and may be significantly greater than the benefits we realize in respect of the tax attributes subject to the tax receivable agreement. In addition, in these situations, our obligations under the tax receivable agreement could have a material and adverse impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales or other “change of control” transactions.

Were the Internal Revenue Service to successfully challenge the availability or amount of any of the Covered Tax Benefits, the Sponsor Group would not reimburse us for any payments previously made under the tax receivable agreement, but future payments under the tax receivable agreement, if any, would be netted against any unreimbursed payments to reflect the result of any such successful challenge by the Internal Revenue Service. As a result, we could make payments under the tax receivable agreement in excess of our actual cash savings in income tax.

We have full responsibility and sole discretion over all tax matters concerning the Company. However, we will be required to notify the Sponsor Group of any audit by a taxing authority, the outcome of which is reasonably expected to affect the Sponsor Group’s rights under the tax receivable agreement, and we are prevented from engaging in transactions and taking certain actions that have the principal purpose of reducing payments under the tax matters agreement.

Certain risks related to the tax receivable agreement are discussed in greater detail above in the section entitled “Risk Factors.”

MANDATORY CONVERTIBLE PREFERRED STOCK OFFERING

Unless converted earlier as described below, each share of the Mandatory Convertible Preferred Stock will automatically and mandatorily convert on the mandatory conversion date, which is expected to be                 , 2024, into a number of shares of our common stock equal to the conversion rate described below.

The conversion rate, which is the number of shares of our common stock issuable upon conversion of each share of the Mandatory Convertible Preferred Stock on the mandatory conversion date (excluding any shares of our common stock issued in respect of accumulated but unpaid dividends, as described below), will be as follows:

•

if the Applicable Market Value (as defined below) of our common stock is greater than the “Threshold Appreciation Price,” which is approximately $                , then the conversion rate will be                  shares of our common stock per share of the Mandatory Convertible Preferred Stock (the “Minimum Conversion Rate”) ;

•

if the Applicable Market Value of our common stock is less than or equal to the Threshold Appreciation Price but equal to or greater than the “Initial Price,” which is approximately $                , then the Conversion Rate will be equal to $50.00 divided by the Applicable Market Value of our common stock, rounded to the nearest ten-thousandth of a share; or

•

if the Applicable Market Value of our common stock is less than the Initial Price, then the conversion rate will be                  shares of our common stock per share of the Mandatory Convertible Preferred Stock (the “Maximum Conversion Rate”).

The “Threshold Appreciation Price” is calculated by dividing $50.00 by the Minimum Conversion Rate, and represents approximately                 % appreciation over the Initial Price. The “Initial Price” is calculated by dividing $50.00 by the Maximum Conversion Rate and initially equals approximately $                , which is the public offering price of common stock in this offering.

“Applicable Market Value” means the Average VWAP per share of our common stock over the Settlement Period.

“Settlement Period” means the 20 consecutive Trading Day (as defined in the Certificate of Designations) period beginning on, and including, the 21st Scheduled Trading Day (as defined in the Certificate of Designations) immediately preceding                 , 2024.

“VWAP” per share of our common stock on any Trading Day means the per share volume-weighted average price as displayed on Bloomberg page “BTRY<EQUITY> AQR” (or its equivalent successor if such page is not available) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such Trading Day (or, if such volume-weighted average price is not available, the market value per share of our common stock on such Trading Day as determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained by us for this purpose, which may include any of the underwriters for this offering). The “Average VWAP” per share over a certain period means the arithmetic average of the VWAP per share for each Trading Day in the relevant period.

Accordingly, assuming that the market price of our common stock on the mandatory conversion date is the same as the Applicable Market Value of our common stock, the aggregate market value of our common stock that holders of the Mandatory Convertible Preferred Stock will receive upon mandatory conversion of a share of Mandatory Convertible Preferred Stock (excluding any shares of our common stock such holders receive in respect of accumulated but unpaid dividends) will be:

•	greater than the $50.00 liquidation preference per share of Mandatory Convertible Preferred Stock, if the Applicable Market Value is greater than the Threshold Appreciation Price;

•

equal to the $50.00 liquidation preference per share of Mandatory Convertible Preferred Stock, if the Applicable Market Value is less than or equal to the Threshold Appreciation Price and greater than or equal to the Initial Price; and

•	less than the $50.00 liquidation preference per share of Mandatory Convertible Preferred Stock, if the Applicable Market Value is less than the Initial Price.

At any time prior to                 , 2024, holders may elect to convert each share of the Mandatory Convertible Preferred Stock into shares of our common stock at the Minimum Conversion Rate. If holders elect to convert any shares of the Mandatory Convertible Preferred Stock during a specified period beginning on the effective date of a fundamental change (as defined in the Certificate of Designations), such shares of the Mandatory Convertible Preferred Stock will be converted into shares of our common stock at an increased conversion rate and will be entitled to receive a fundamental change dividend make-whole amount and an accumulated dividend amount.

Dividends on the Mandatory Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by our board of directors, or an authorized committee thereof, at an annual rate of                 % on the liquidation preference of $50.00 per share of Mandatory Convertible Preferred Stock. We may pay any declared dividend on the shares of Mandatory Convertible Preferred Stock (whether for a current dividend period or any prior dividend period, including in connection with the payment of declared and unpaid dividends), determined in our sole discretion (subject to limitations set forth in the Certificate of Designations) (i) in cash; (ii) subject to certain limitations, by delivery of shares of our common stock; or (iii) through any combination of cash and shares of our common stock. Dividend payments on the Mandatory Convertible Preferred Stock will be made on                 ,                 ,                  and                  of each year, commencing on, and including, , 2021 (each, a “Dividend Payment Date”). If we elect to make any payment of a declared dividend, or any portion thereof, in shares of our common stock, such shares will be valued for such purpose at 97% of the Average VWAP per share of our common stock over the five consecutive trading day period beginning on, and including, the sixth scheduled trading day prior to the applicable Dividend Payment Date (with each term defined in the Certificate of Designations), subject to certain limitations described in the Certificate of Designations.

Our common stock will rank junior to the Mandatory Convertible Preferred Stock with respect to the payment of dividends and amounts payable in the event of our liquidation, dissolution or winding-up of our affairs. Unless accumulated and unpaid dividends have been declared and paid, or set aside for payment, on all outstanding shares of the Mandatory Convertible Preferred Stock for all preceding dividend periods, no dividends may be declared or paid on our common stock, and no common stock may be purchased, redeemed or otherwise acquired for consideration by us, in each case, subject to certain exceptions. In the event of our voluntary or involuntary liquidation, winding-up or dissolution, no distribution of our assets may be made to holders of our common stock until we have paid to holders of the Mandatory Convertible Preferred Stock a liquidation preference equal to $50.00 per share plus accumulated and unpaid dividends.

Except as specifically required by Delaware law or our amended and restated certificate of incorporation, and except as described below, the holders of Mandatory Convertible Preferred Stock will have no voting rights or powers.

Whenever dividends on any shares of the Mandatory Convertible Preferred Stock have not been declared and paid for the equivalent of six or more dividend periods, whether or not for consecutive dividend periods (a “Nonpayment”), the authorized number of directors on our Board of Directors will, at the next annual meeting of stockholders or at a special meeting of stockholders, if any, as provided below, automatically be increased by two and the holders of such shares of the Mandatory Convertible Preferred Stock, voting together as a single class with holders of any and all other series of Voting Preferred Stock (as defined below) then outstanding, will be entitled, at our next annual meeting of stockholders or at a special meeting of stockholders, if any, as provided below, to vote for the election of a total of two additional members of our Board of Directors (the “Preferred

Stock Directors”); provided, however, that the election of any such Preferred Stock Directors will not cause us to violate the corporate governance requirements of the NYSE (or any other exchange or automated quotation system on which our securities may be listed or quoted) that requires listed or quoted companies to have a majority of independent directors; and provided, further, that our Board of Directors shall, at no time, include more than two Preferred Stock Directors.

In the event of a Nonpayment, the holders of record of at least 25% of the shares of the Mandatory Convertible Preferred Stock and any other series of Voting Preferred Stock may request that a special meeting of stockholders be called to elect such Preferred Stock Directors (provided, however, that if our next annual or a special meeting of stockholders is scheduled to be held within 90 days of the receipt of such request, the election of such Preferred Stock Directors, will, instead, be included in the agenda for and will be held at such scheduled annual or special meeting of stockholders). The Preferred Stock Directors will stand for reelection annually, and at each subsequent annual meeting of the stockholders, so long as the holders of the Mandatory Convertible Preferred Stock continue to have such voting rights.

At any meeting at which the holders of the Mandatory Convertible Preferred Stock are entitled to elect Preferred Stock Directors, the holders of record of a majority in voting power of the then outstanding shares of the Mandatory Convertible Preferred Stock and all other series of Voting Preferred Stock, present in person or represented by proxy, will constitute a quorum and the vote of the holders of a majority in voting power of such shares of the Mandatory Convertible Preferred Stock and other Voting Preferred Stock so present or represented by proxy at any such meeting at which there shall be a quorum shall be sufficient to elect the Preferred Stock Directors.

As used in this section, “Voting Preferred Stock” means any other class or series of our preferred stock, other than the Mandatory Convertible Preferred Stock, ranking equally with the Mandatory Convertible Preferred Stock as to dividends and to the distribution of assets upon liquidation, dissolution or winding-up and upon which like voting rights for the election of directors have been conferred and are exercisable. Whether a plurality, majority or other portion in voting power of the Mandatory Convertible Preferred Stock and any other Voting Preferred Stock have been voted in favor of any matter shall be determined by reference to the respective liquidation preference amounts of the Mandatory Convertible Preferred Stock and such other Voting Preferred Stock voted.

If and when all accumulated and unpaid dividends on the Mandatory Convertible Preferred Stock have been paid in full, or declared and a sum or number of shares of our common stock sufficient for such payment shall have been set aside for the benefit of the holders thereof on the applicable Regular Record Date (as defined in the Certificate of Designations) (a “Nonpayment Remedy”), the holders of the Mandatory Convertible Preferred Stock shall immediately and, without any further action by us, be divested of the foregoing voting rights, subject to the revesting of such powers in the event of each subsequent Nonpayment. If such voting rights for the holders of the Mandatory Convertible Preferred Stock and all other holders of Voting Preferred Stock have terminated, each Preferred Stock Director then in office shall automatically be disqualified as a director and shall no longer be a director and the term of office of each such Preferred Stock Director so elected will terminate at such time and the authorized number of directors on our Board of Directors shall automatically decrease by two.

Any Preferred Stock Director may be removed at any time, with or without cause, by the holders of record of a majority in voting power of the outstanding shares of the Mandatory Convertible Preferred Stock and any other series of Voting Preferred Stock then outstanding (voting together as a single class) when they have the voting rights described above. In the event that a Nonpayment shall have occurred and there shall not have been a Nonpayment Remedy, any vacancy in the office of a Preferred Stock Director (other than prior to the initial election of Preferred Stock Directors after a Nonpayment) may be filled by the written consent of the Preferred Stock Director remaining in office, except in the event that such vacancy is created as a result of such Preferred Stock Director being removed, or if no Preferred Stock Director remains in office, by a vote of the holders of record of a majority in voting power of the outstanding shares of the Mandatory Convertible Preferred Stock and any other series of Voting Preferred Stock then outstanding (voting together as a single class) when they have the voting rights described above; provided, however, that the election of any such Preferred Stock Directors will not cause us to violate the corporate governance requirements of the NYSE (or any other exchange or automated quotation system on which our securities may be listed or quoted) that requires listed or quoted companies to have a majority of independent directors. The Preferred Stock Directors will each be entitled to one vote per director on any matter that comes before our Board of Directors for a vote.

The Mandatory Convertible Preferred Stock will have certain other voting rights with respect to certain amendments to our amended and restated certificate of incorporation or the Certificate of Designations establishing the terms of the Mandatory Convertible Preferred Stock or certain other transactions as described in such Certificate of Designations.

The foregoing description of the proposed Mandatory Convertible Preferred Stock is not complete and is subject to, and qualified in its entirety by reference to, the provisions of the Certificate of Designations establishing the terms of the Mandatory Convertible Preferred Stock, a copy of which will be filed as an exhibit to the registration statement of which this prospectus forms a part and which may be obtained as described under “Where You Can Find More Information.” In addition, a description of the proposed Mandatory Convertible Preferred Stock is set forth in the separate prospectus pursuant to which such preferred stock is being offered.

DESCRIPTION OF MATERIAL INDEBTEDNESS

Senior Secured Credit Facilities

Concurrently with the closing of the Acquisition, the Borrower entered into a credit agreement with, among others, the Co-Borrower, Holdings, as holding company guarantor, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and the lenders party thereto, providing for the Senior Secured Credit Facilities. On March 5, 2021 (the “Repricing Amendment Date”), the parties thereto entered into a repricing amendment to the Senior Secured Credit Facilities, which lowered the applicable margins related to the term loans thereunder.

Under the Senior Secured Credit Facilities, we have the ability to increase the amount of term loans or add a revolving facility, or incur equivalent debt, in an aggregate amount not to exceed (a) a “fixed” amount set at the greater of $1,330.0 million and 80% of consolidated EBITDA on a trailing four quarter basis plus (b) an additional amount subject to (i) if such indebtedness is secured by a lien on the collateral that is pari passu with the lien on the collateral securing the Senior Secured Credit Facilities, the first lien net leverage ratio not exceeding the greater of (1) 5.00 to 1.00 and (2) if such indebtedness is incurred to finance a permitted acquisition or other permitted investment, the first lien net leverage ratio immediately prior to the incurrence of such indebtedness, (ii) if such indebtedness is secured by a lien on the collateral that is junior to the lien on the collateral securing the Senior Secured Credit Facilities, the secured net leverage ratio not exceeding the greater of (1) 5.50 to 1.00 and (2) if such indebtedness is incurred to finance a permitted acquisition or other permitted investment, the secured net leverage ratio immediately prior to the incurrence of such indebtedness or (iii) if such indebtedness is unsecured or secured by assets that do not secure the Senior Secured Credit Facilities, either (x) the total net leverage ratio not exceeding the greater of (1) 6.60 to 1.00 and (2) if such indebtedness is incurred to finance a permitted acquisition or other permitted investment, the total net leverage ratio immediately prior to the incurrence of such indebtedness or (y) the interest coverage ratio not being less than the lesser of (1) 2.00 to 1.00 and (2) if such indebtedness is incurred to finance a permitted acquisition or other permitted investment, the interest coverage ratio immediately prior to the incurrence of such indebtedness. The lenders under the Senior Secured Credit Facilities are not under any obligation to provide commitments in respect of any such increase or incurrence.

Interest Rate and Fees

Amounts borrowed under the Senior Secured Credit Facilities are subject to interest at a rate per annum equal to an applicable margin plus, at our option, either (a) for base rate loans denominated in U.S. Dollars, a base rate determined by reference to the highest of (i) the rate last quoted by The Wall Street Journal (or, if such rate is not quoted by The Wall Street Journal, another national publication selected by the administrative agent in consultation with the Borrower) as the U.S. “Prime Rate” in effect on such day, (ii) the Federal Funds Effective Rate plus 0.50% per annum and (iii) the one month U.S. Dollar LIBOR rate (which shall not be less than 0.00%) plus 1.00% per annum or (b) for Eurodollar rate loans, a rate determined by reference to the highest of (i) the U.S. Dollar LIBOR rate (in the case of the USD Term Loan) or the EURIBOR rate (in the case of the Euro Term Loan) based on the interest period of the applicable borrowing and (ii) 0.00%.

After the Repricing Amendment, the applicable margin for the USD Term Loan is 2.25% per annum in the case of base rate loans and 3.25% per annum in the case of Eurodollar rate loans and the applicable margin for the Euro Term Loan is 3.25% per annum for EURIBOR rate loans. The applicable margin under the Revolving Facility is based on a leverage-based pricing grid which does not exceed 3.25% per annum (in the case of Eurodollar rate loans) and 2.25% per annum (in the case of base rate loans).

Following the Repricing Amendment, the Senior Secured Credit Facilities include certain provisions that provide for an automatic transition to a replacement benchmark to the U.S. Dollar LIBOR rate at a future date.

We are required to pay an unused line fee to the lenders under the Revolving Facility on the committed but unutilized balance of the Revolving Facility at a rate of, initially, 0.50% per annum, subject to stepdowns upon the achievement of certain first lien net leverage ratios.

Mandatory Repayments

The credit agreement governing the Senior Secured Credit Facilities requires us to prepay outstanding term loans, subject to certain exceptions, with: (1) 100% of the net cash proceeds of any incurrence of debt not permitted under the Senior Secured Credit Facilities and debt incurred to refinance the Senior Secured Credit Facilities, (2) 50% (which percentage is reduced to 25% and 0% if our first lien net leverage ratio is less than specified levels) of our annual excess cash flow (as defined in the credit agreement governing the Senior Secured Credit Facilities) minus the amount of any voluntary prepayments of first lien term loans and certain other debt, and any voluntary prepayment of certain first lien revolving facilities to the extent such prepayment is accompanied by a permanent commitment reduction, in each case made (or committed to be made) during the applicable calculation period (or, at the Borrower’s option, after the applicable calculation period and prior to the payment due date) and further reduced by certain other amounts and (3) 100% (which percentage is reduced to 50% and 0% if our first lien net leverage ratio is less than specified levels) of the net cash proceeds of asset sales or other dispositions of assets constituting collateral pursuant to the “unlimited” basket (and including non-ordinary course casualty or condemnation events with respect to assets constituting collateral) by the Borrower or by any guarantor, subject to reinvestment rights and certain other exceptions. Mandatory repayments are applied pro rata across the term loans, subject to certain exceptions.

Voluntary Repayments

We may voluntarily prepay outstanding loans under the Senior Secured Credit Facilities at any time without premium or penalty, other than (i) customary “breakage” costs and (ii) a premium of 1.00% applicable to any prepayment of the Term Loan Facility that is made in connection with a “repricing transaction” (subject to certain exceptions) that occurs on or prior to the 6-month anniversary of the Repricing Amendment Date.

Amortization and Final Maturity

The USD Term Loan amortizes at 1% per annum in equal quarterly installments, with the balance payable at the time the Term Loan Facility matures. The Euro Term Loan does not amortize.

Guarantees and Security

Holdings and certain of the Borrower’s direct and indirect wholly-owned subsidiaries (and, at our option, other subsidiaries of the Borrower) unconditionally guarantee all obligations under the Senior Secured Credit Facilities (with certain agreed-upon exceptions).

All obligations under the Senior Secured Credit Facilities, and the guarantees of those obligations, are secured, subject to certain exceptions, by:

•	a pledge of 100% of the equity interests of the Borrower and certain of the equity interests held by the Borrower or any guarantor subsidiary; and

•	a security interest in substantially all other tangible and intangible assets of Holdings, the Borrower and each guarantor subsidiary, subject to certain permitted liens and customary exceptions.

The liens securing our obligations under the Senior Secured Credit Facilities are second priority liens on the “borrowing base” (and certain other) assets securing the ABL Facility and first priority liens on the other relevant assets of Holdings, the Borrower and the guarantor subsidiaries, subject to customary exceptions and liens permitted under the Senior Secured Credit Facilities.

Certain Covenants and Events of Default

The Senior Secured Credit Facilities contain a number of covenants that, among other things and subject to certain exceptions, restrict the ability of Borrower and its restricted subsidiaries to, among other things:

•	incur additional indebtedness, including finance leases;

•	pay dividends on capital stock or redeem, repurchase or retire capital stock or certain indebtedness;

•	make investments, loans, advances and acquisitions;

•	enter into agreements with negative pledge clauses;

•	engage in transactions with our affiliates;

•	sell or dispose of assets, including the capital stock of our subsidiaries;

•	make certain fundamental changes, including consolidate or merge; and

•	create liens.

The credit agreement governing the Senior Secured Credit Facilities also contains a customary passive holding company covenant applicable to Holdings and a leverage-based financial covenant, applicable only to the Revolving Facility and only applicable if certain exposures thereunder exceed a threshold amount on the last day of a fiscal quarter.

The credit agreement governing the Senior Secured Credit Facilities also contains certain events of default, including payment defaults, failure to perform or observe covenants, cross-defaults with certain other events of default in connection with our other material indebtedness, a change of control and certain bankruptcy events, among others.

ABL Facility

Concurrently with the closing of the Acquisition, the Borrower entered into a credit agreement with, among others, the Co-Borrower, as U.S. co-borrower, Clarios Recycling GmbH, each of the other borrowers from time to time party thereto, Holdings, as holding company guarantor, Citibank, N.A. and/or its affiliates, as administrative agent and collateral agent, and the lenders and issuing banks party thereto, for an asset-based revolving credit facility which allowed us to draw up to $500 million, subject to borrowing base availability, and will mature in 2024. On March 5, 2020, the parties thereto entered into an incremental amendment to the ABL Facility which increased the aggregate commitments thereunder by $250 million to $750 million, subject to borrowing base availability. A sublimit of $375 million applies to German borrowers. We have the ability to request the issuance of letters of credit up to a maximum aggregate amount of $273 million. Under the ABL Facility, we have the ability to increase the amount of revolving commitments outstanding thereunder by certain amounts. The lenders under the ABL Facility are not under any obligation to provide commitments in respect of any such increase.

Amounts borrowed under the ABL Facility are subject to interest at a rate per annum equal to an applicable margin plus, at our option, either (a) for base rate loans denominated in U.S. Dollars, a base rate determined by reference to the highest of (i) the rate of interest announced publicly by Citibank, N.A. in New York, from time to time, as its prime rate, (ii) the Federal Funds Effective Rate plus 0.50% per annum and (iii) the one month U.S. Dollar LIBOR rate (which shall not be less than 0.00%) plus 1.00% per annum or (b) for Eurodollar rate loans denominated in U.S. Dollars or Euros, a rate determined by reference to the highest of (i) the U.S. Dollar LIBOR rate (in the case of U.S. Dollar denominated loans) or the EURIBOR rate (in the case of Euro denominated loans) based on the interest period of the applicable borrowing and (ii) 0.00%. Asset-based revolving loans denominated in other currencies are subject to interest at a rate per annum equal to an applicable margin plus the customary equivalent to the Eurodollar rate.

The applicable margin with respect to borrowings under the ABL facility is based on a historical excess availability-based pricing grid which does not exceed 1.75% per annum (in the case of Eurodollar rate loans) and 0.75% per annum (in the case of base rate loans). We also are required to pay an unused line fee to the lenders under the ABL Facility on the committed but unutilized balance of the ABL Facility at a rate of 0.375% or 0.250% per annum, which varies depending on utilization.

The ABL Facility contains customary covenants and restrictions that, among other things and subject to certain exceptions, restrict the ability of the borrowers and their restricted subsidiaries to, among others:

•	incur additional indebtedness, including finance leases;

•	pay dividends on capital stock or redeem, repurchase or retire capital stock or certain indebtedness;

•	make investments, loans, advances and acquisitions;

•	enter into agreements with negative pledge clauses;

•	engage in transactions with our affiliates;

•	sell or dispose of assets, including the capital stock of our subsidiaries;

•	make certain fundamental changes, including consolidate or merge; and

•	create liens.

The credit agreement governing the ABL Facility also contains a customary passive holding company covenant applicable to Holdings.

The ABL Facility requires us to maintain a fixed-charge coverage ratio of at least 1.0 to 1.0 if Specified Availability (as defined below and more particularly defined in the credit agreement governing the ABL Facility) is less than the greater of (i) 10% of the maximum amount that can be borrowed under the ABL Facility, based on the lesser of the borrowing base and the aggregate commitments under the ABL Facility at such time (the “Line Cap”) and (ii) $50.0 million. “Specified Availability” is the sum of (i) the amount by which the Line Cap exceeds the total exposure under the ABL Facility at such time and (ii) the amount (if any, and not to be less than zero or exceed 5% of the aggregate commitments under the ABL Facility) by which the borrowing base at such time exceeds the aggregate commitments under the ABL Facility.

Certain of our direct and indirect wholly-owned subsidiaries may be co-borrowers under the ABL Facility. Such obligations are also unconditionally guaranteed by Holdings and each of the Borrower’s other direct and indirect wholly-owned subsidiaries (with certain agreed-upon exceptions).

All obligations under the ABL Facility, and the guarantees of those obligations, are secured by first priority liens on customary ABL priority collateral including accounts receivable, deposit and securities accounts and inventory, with customary exclusions (the “ABL Priority Collateral”) and second priority liens on the other relevant assets of Holdings, the co-borrowers and the guarantor subsidiaries, subject to customary exceptions and liens permitted under the ABL Facility.

The credit agreement governing the ABL Facility also contains certain events of default, including payment defaults, failure to perform or observe covenants (including a financial covenant), cross-defaults with other events of default in connection with our other material indebtedness, a change of control and certain bankruptcy events, among others.

The available borrowing capacity under the ABL Facility varies monthly according to the levels of our eligible accounts receivables, eligible unbilled receivables, eligible inventory and certain qualified cash and the amount of any reserves imposed by the administrative agent. In addition, there is no ability to borrow during a default or an event of default.

The Secured Notes

6.250% Senior Secured Notes due 2026

On April 1, 2019, the Borrowers issued $1,000.0 million aggregate principal amount of 6.250% Senior Secured Notes due 2026. The 2026 USD Secured Notes mature on May 15, 2026. Interest accrues on the 2026 USD Secured Notes at a rate of 6.250% per annum from April 1, 2020, and interest is payable semi-annually on May 15 and November 15 of each year. The 2026 USD Secured Notes were offered and sold in transactions not required to be registered under the Securities Act and are not entitled to any registration rights. The 2026 USD Secured Notes are senior secured obligations and are and will be, as applicable, jointly and severally, unconditionally guaranteed by Holdings, which owns, directly or indirectly, all of the equity interests of the Borrowers, and each of the Borrower’s existing and future wholly-owned subsidiaries that guarantee the Borrowers’ obligations under the term loans and cash flow revolver of the Senior Secured Credit Facilities.

4.375% Senior Secured Notes due 2026

On April 1, 2019, the Borrowers issued €700.0 million aggregate principal amount of 4.375% Senior Secured Notes due 2026. The Euro Secured Notes mature on May 15, 2026. Interest accrues on the Euro Secured Notes at a rate of 4.375% per annum from April 1, 2020, and interest is payable semi-annually on May 15 and November 15 of each year. The Euro Secured Notes were offered and sold in transactions not required to be registered under the Securities Act and are not entitled to any registration rights. The Euro Secured Notes are senior secured obligations and are and will be, as applicable, jointly and severally, unconditionally guaranteed by Holdings, which owns, directly or indirectly, all of the equity interests of the Borrowers, and each of the Borrower’s existing and future wholly-owned subsidiaries that guarantee the Borrowers’ obligations under the term loans and cash flow revolver of the Senior Secured Credit Facilities.

6.750% Senior Secured Notes due 2025

On May 20, 2020, the Borrower issued $500.0 million aggregate principal amount of 6.750% Senior Notes due 2025. The 2025 Secured Notes mature on May 15, 2025. Interest accrues on the 2025 Secured Notes at a rate of 6.750% per annum from May 20, 2020, and interest is payable semi-annually on May 15 and November 15 of each year. The 2025 Secured Notes were offered and sold in transactions not required to be registered under the Securities Act and are not entitled to any registration rights. The 2025 Secured Notes are senior secured obligations and are and will be, as applicable, jointly and severally, unconditionally guaranteed by Holdings, which owns, directly or indirectly, all of the equity interests of the Borrowers, and each of the Borrower’s existing and future wholly-owned subsidiaries that guarantee the Borrowers’ obligations under the term loans and cash flow revolver of the Senior Secured Credit Facilities.

The Secured Notes and the related guarantees are the Borrowers’ and the guarantors’ senior secured obligations and rank (i) pari passu in right of payment with all of the Borrowers’ and the guarantors’ existing and future senior indebtedness; (ii) senior in priority as to certain fixed asset collateral under the ABL Facility, to the extent of the value of such collateral; (iii) junior in priority as to certain priority collateral under the ABL Facility, to the extent of the value of such collateral; (iv) pari passu in priority as to collateral under the Term Loan Facility and Revolving Facility of the Senior Secured Credit Facilities; and (v) senior in priority as to certain fixed asset collateral with respect to the Borrowers’ and the guarantors’ future obligations secured by a junior priority lien on the fixed asset collateral, to the extent of the value of such collateral.

If, prior to maturity, we experience certain kinds of changes of control, we are required to offer to repurchase any or all of the Secured Notes at a repurchase price equal to 101% of the aggregate principal amount of the Secured Notes, plus any accrued and unpaid interest.

The indentures governing the Secured Notes also contain covenants that, among other things, limit our ability and the ability of certain of our subsidiaries to: (i) incur certain liens; (ii) transfer or sell assets; and (iii) merge or consolidate.

The indentures governing the Secured Notes also contain customary events of default, including (i) failure to pay principal or interest on the Secured Notes when due and payable; (ii) failure to comply with certain covenants or agreements in indenture if not cured or waived as provided in the indenture, as applicable; (iii) failure to pay our indebtedness or indebtedness of any Restricted Subsidiary (as such term is defined in the applicable indenture) in excess of the greater of (x) $350.0 million or (y) 22.5% of Consolidated EBITDA (as such term is defined in the applicable indenture) measured for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination within any applicable grace period after maturity or acceleration; (iv) certain events of bankruptcy, insolvency, or reorganization; (v) failure to pay any judgment or decree for an amount in excess of the greater of (x) $350.0 million or (y) 22.5% of Consolidated EBITDA measured for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination against us or any Significant Subsidiary (as such term is defined in the applicable indenture) that was not discharged, waived or stayed as provided in the applicable indenture; and (vi) cessation of any guarantee of Holdings or any guarantor that is a Significant Subsidiary to be in full force and effect or an assertion by the Borrower or any guarantor that is a Significant Subsidiary in any pleading in any court of competent jurisdiction that any security interest in the Secured Notes is invalid or unenforceable. In the case of an event of default, the principal amount of the applicable Secured Notes plus accrued and unpaid interest would be accelerated.

The Unsecured Notes

8.500% Senior Notes due 2027

On April 1, 2019, the Borrowers issued $1,950.0 million aggregate principal amount of 8.500% Senior Notes due 2027, pursuant to an indenture, dated as of April 1, 2019, among the Borrowers, Holdings, and Citibank, N.A., as trustee, paying agent, registrar and transfer agent. The Unsecured Notes mature on May 15, 2027. Interest accrues on the Unsecured Notes at a rate of 8.500% per annum from April 1, 2020, and interest is payable semi-annually on May 15 and November 15 of each year. The Unsecured Notes were offered and sold in transactions not required to be registered under the Securities Act and are not entitled to any registration rights. The Unsecured Notes are unsecured obligations and are and will be, as applicable, jointly and severally, unconditionally guaranteed by Holdings, which owns, directly or indirectly, all of the equity interests of the Borrowers, and each of the Borrower’s existing and future wholly-owned subsidiaries that guarantee the Borrowers’ obligations under the term loans and cash flow revolver of the Senior Secured Credit Facilities.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of                 , 2021, by:

•	each person or group whom we know to own beneficially more than 5% of our common stock;

•	each of the directors and named executive officers individually; and

•	all directors and executive officers as a group.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to stock options that are exercisable within 60 days of                 , 2021. Shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The number of shares of common stock outstanding after this offering includes                  shares of common stock being offered for sale by us in this offering. The percentage of beneficial ownership for the following table is based on                  shares of common stock outstanding as of                 , 2021, and                  shares of common stock outstanding after the completion of this offering assuming no exercise of the underwriters’ over-allotment option. The table below does not reflect any shares of our common stock that may be purchased through the directed share program described under “Underwriting—Directed Share Program.” Unless otherwise indicated, the address for each listed stockholder is: c/o Clarios International Inc., 5757 N Green Bay Avenue, Milwaukee, Wisconsin, 53209. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

	Shares Beneficially Owned Before the Offering		Shares Beneficially Owned After the Offering(1)
Name and Address of Beneficial Owner	Number	Percent %	Number	Percent %
5% Shareholders
Entities affiliated with the Sponsor Group(2)
Directors and Officers
Mark Wallace
Christopher J. Eperjesy
Anthony Moore
Gerardo Gonzalez-Aleu
Jennifer L. Slater
Leslie Wong
Dr. Werner Benade
Claudio Morfe
Wendy Radtke
Becky Kryger
Diarmuid O’Connell
John Barkhouse
Ron Bloom
Catherine Clegg
Stephen Girsky
Michael Norona
Justin Shaw
Maryrose Sylvester
Bertrand Villon
Mark Weinberg
All directors and officers as a group (20 persons)

*	Less than 1% ownership.

(1)	Assumes no exercise of the underwriters’ over-allotment option. See “Underwriting.”

(2)

Includes: (i)                  shares of common stock collectively held by                and                (the “Brookfield Funds”) and (ii)                 shares of common stock collectively held by                and                (the “CDPQ Funds”). Each of Brookfield and Caisse de dépôt et placement du Québec may be deemed to beneficially own the shares of common stock held by the Brookfield Funds and the CDPQ Funds, respectively, but each disclaims beneficial ownership of such shares. The address of the Brookfield Funds is                . The address of the CDPQ Funds is                .

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our certificate of incorporation and bylaws. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, these documents, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.

General

Following this offering and the Concurrent Offering (if completed), our authorized capital stock will consist of                  shares of common stock, par value $0.01 per share, and                  shares of preferred stock, par value $0.01 per share (including                 shares of Mandatory Convertible Preferred Stock).

Common Stock

Common stock outstanding. As of                  , 2021 there were                  shares of common stock outstanding which were held of record by                  stockholders. There will be                  shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options, after giving effect to the sale of the shares of common stock offered hereby. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Voting rights. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders.

Dividend rights. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. See “Dividend Policy.”

Rights upon liquidation. In the event of liquidation, dissolution or winding up of Clarios, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Other rights. The holders of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Our amended and restated certificate of incorporation will authorize our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by holders of our common stock. Our board of directors will be able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:

•	the designation of the series;

•

the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized share of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of our company;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium over the market price of the shares of common stock. Additionally, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Mandatory Convertible Preferred Stock. Assuming the Concurrent Offering is completed, we will also have outstanding                 shares of the Mandatory Convertible Preferred Stock (or                 shares if the underwriters in the Concurrent Offering exercise their over-allotment option in full), which will be convertible into                 shares of our common stock (or                 shares if the underwriters in the Concurrent Offering exercise their over-allotment option in full), in each case, assuming mandatory conversion based on an applicable market value of our common stock equal to the assumed initial public offering price of $                 per share of our common stock, which is the midpoint of the estimated offering price range shown on the cover page of this prospectus, subject to anti-dilution, make-whole and other adjustments or any shares of our common stock that may be issued in payment of a dividend, fundamental change dividend make-whole amount or accumulated dividend amount. See “Mandatory Convertible Preferred Stock Offering.”

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which would apply so long as the shares of common stock remains listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or the then outstanding number of shares of common stock. These additional shares of common stock may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares at prices higher than prevailing market prices.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by its board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equal the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividend will be subject to the discretion of our board of directors. See also “Dividend Policy.”

Stockholder Meetings

Our amended and restated certificate of incorporation and our bylaws will provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. Our amended and restated certificate of incorporation will provide that, subject to any special rights of the holders as required by law, special meetings of the stockholders can only be called by the chairman of the board, the chief executive officer or the president of the Company, or, until the time that the Sponsor Group is no longer controlled by Brookfield and the Majority Ownership Requirement is no longer met, at the request of the Sponsor Group. Except as described above, stockholders are not permitted to call a special meeting or to require the board of directors to call a special meeting. To the extent permitted under applicable law, we may conduct meetings solely by means of remote communications, including by webcast.

Corporate Opportunity

Our amended and restated certificate of incorporation will renounce, to the maximum extent permitted from time to time by Delaware law, any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, none of the Sponsor Group or any of its affiliates or any Sponsor Director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates.

In addition, to the fullest extent permitted by law, in the event that the Sponsor Group or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity.

Our amended and restated certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Anti-Takeover Effects of our Amended and Restated Certificate of Incorporation and Bylaws and Certain Provisions of Delaware Law

Our amended and restated certificate of incorporation and bylaws will contain, and the DGCL contains, certain provisions that are summarized in the following paragraphs and that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile or abusive change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation will not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our common stock entitled to vote generally in the election of directors will be able to elect all our directors.

Classified Board; Election of Directors

Our amended and restated certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving staggered three-year terms, with only one class of directors being elected at each annual meeting of stockholders. As a result, approximately one-third of our board of directors will be elected each year. We expect that the Sponsor Directors will be divided as nearly as equally among the three classes of directors as is practicable. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our amended and restated certificate of incorporation and bylaws will provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors.

Removal of Directors; Vacancies and Newly Created Directorships

Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation provides that the directors divided into classes may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class; provided, however, that following the time when the Majority Ownership Requirement is no longer met, directors may only be removed for cause, and only upon the affirmative vote of holders of at least 66 2⁄3% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class; provided, further, however, that specified directors designated pursuant to the Stockholders Agreement may not be removed without cause without the consent of the designating party. In addition, our amended and restated certificate of incorporation will provide that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted under the Stockholders Agreement, any newly-created directorship on the board of directors that results from an increase in the number of directors and any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, that following the time when the Majority Ownership Requirement is no longer met, any newly-created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring in the board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders).

Action by Written Consent; Special Meetings of Stockholders

Our amended and restated certificate of incorporation will provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting or, until the time that the Sponsor Group is no longer controlled by Brookfield and the Majority Ownership Requirement is no longer met, by written consent of the Sponsor Group in lieu of a meeting. Our amended and restated certificate of incorporation will also provide that, subject to any special rights of the holders as required by law, special meetings of the stockholders can only be called by the chairman of the board of directors, the chief executive officer or the president of the Company or, until the time that the Sponsor Group is no longer controlled by Brookfield and the Majority Ownership Requirement is no longer met, at the request of holders of the Sponsor Group. Except as described above, stockholders are not permitted to call a special meeting or to require the board of directors to call a special meeting. Our amended and restated bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting.

Advance Notice Procedures

Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws will also specify requirements as to the form and content of a stockholder’s notice. These provisions will not apply to the Sponsor Group so long as the Sponsor Group is controlled by Brookfield and the Majority Ownership Requirement is met. Our amended and restated bylaws will allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed.

Supermajority Approval Requirements

The DGCL generally provides that the affirmative vote of the holders of a majority of the total voting power of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless either a corporation’s certificate of incorporation or bylaws require a greater percentage. Our amended and restated certificate of incorporation and bylaws will provide that, following the time that the Majority Ownership Requirement is no longer met, the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then outstanding shares of our stock entitled to vote thereon, voting together as a single class:

•	the provision requiring a 66 2/3% supermajority vote for stockholders to amend our amended and restated bylaws;

•	the provisions providing for a classified board of directors (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on our board of directors and newly created directorships;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director;

•	the provision regarding forum selection; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

The combination of the classification of our board of directors, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

Authorized but Unissued Shares

The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing rules of the NYSE. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise. See “—Preferred Stock” and “—Authorized but Unissued Capital Stock” above.

Business Combinations with Interested Stockholders

In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. We will expressly elect not to be governed by the “business combination” provisions of Section 203 of the DGCL until such time as no party to our stockholders agreement beneficially owns                 % or more of the then outstanding shares of our common stock, at which time we will automatically become subject to Section 203 of the DGCL. However, our amended certificate of incorporation will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless (i) the business combination or the transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our outstanding shares entitled to vote generally in the election of directors at the time the transaction commenced; or (iii) on or after such time, the business combination is approved by the board of directors and authorized at a meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding shares entitled to vote generally in the election of directors that are not owned by the interested stockholder. Our amended certificate of incorporation will provide that the Sponsor Group and its affiliates and any of their respective direct or indirect transferees and any group as to which such persons are a party do not constitute “interested stockholders” for purposes of this provision.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation in which we are a constituent entity. Pursuant to the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery, plus interest, if any, on the amount determined to be the fair value, from the effective time of the merger or consolidation through the date of payment of the judgment.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law. To bring such an action, the stockholder must otherwise comply with Delaware law regarding derivative actions.

Exclusive Forum

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty owed by any current or former director, officer, stockholder or employee of the Company to the Company or our stockholders; (iii) any action asserting a claim against us arising under the DGCL, our certificate of incorporation or our bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine. The foregoing provision will not apply to claims arising under the Securities Act, the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction. Our amended and restated certificate of incorporation will further provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder. It is possible that a court could find our forum selection provisions to be inapplicable or unenforceable and, accordingly, we could be required to litigate claims in multiple jurisdictions, incur additional costs or otherwise not receive the benefits that we expect our forum selection provisions to provide. The exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers or stockholders, which may discourage lawsuits with respect to such claims. See “Risk factors—Risks Related to our Common Stock and this Offering—The provision of our amended and restated certificate of incorporation requiring exclusive forum in certain courts in the State of Delaware or the federal district courts of the United States for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers.”

To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of our company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. However, investors will not be deemed to have waived compliance with the federal securities laws and the rules and regulations thereunder as a result of our forum selection provisions.

Limitation of Liability of Directors and Officers

Our amended and restated certificate of incorporation will provide that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by applicable law, as in effect from time to time. Currently, Delaware law requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; and

•	any transaction from which the director derived an improper personal benefit.

As a result, neither we nor our stockholders have the right, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Our bylaws will provide that, to the fullest extent permitted by law, we will indemnify any officer or director of our company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director, officer, employee, agent or fiduciary. We will reimburse the expenses, including attorneys’ fees, incurred by a person indemnified by this provision when we receive an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by us. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

Listing

We have applied to list the common stock on the NYSE under the symbol “BTRY.”

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is Computershare Trust Company, N.A.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS OF COMMON STOCK

The following are the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock acquired in this offering by a “Non-U.S. Holder” that does not own, and has not owned, actually or constructively, more than 5% of our common stock. You are a Non-U.S. Holder if for U.S. federal income tax purposes you are a beneficial owner of our common stock that is:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign estate or trust.

You are not a Non-U.S. Holder if you are a nonresident alien individual present in the United States for 183 days or more in the taxable year of disposition, or if you are a former citizen or former resident of the United States for U.S. federal income tax purposes. If you are such a person, you should consult your tax adviser regarding the U.S. federal income tax consequences of the ownership and disposition of our common stock.

If you are a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and your activities.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with retroactive effect. This discussion does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including alternative minimum tax and Medicare contribution tax consequences and does not address any aspect of state, local or non-U.S. taxation, or any taxes other than income and estate taxes. You should consult your tax adviser with regard to the application of the U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Dividends

Distributions of cash or other property will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital, which will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of our common stock, as described below under “—Gain on Disposition of Our Common Stock.”

Dividends paid to you generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding (subject to the discussion below under “—FATCA”), you will be required to provide a properly executed applicable IRS Form W-8 certifying your entitlement to benefits under a treaty.

If dividends paid to you are effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by you in the United States), you will generally be taxed on the dividends in the same manner as a U.S. person. In this case, you will be exempt from the withholding tax discussed in the preceding paragraph, although you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. You should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of our common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.

Gain on Disposition of Our Common Stock

Subject to the discussions below under “—Information Reporting and Backup Withholding” and “—FATCA,” you generally will not be subject to U.S. federal income or withholding tax on gain realized on a sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the United States), or

•

we are or have been a “United States real property holding corporation,” as defined in the Code, at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter, and our common stock has ceased to be regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

We believe that we are not, and do not anticipate becoming, a United States real property holding corporation.

If you recognize gain on a sale or other disposition of our common stock that is effectively connected with your conduct of a trade or business in the United States (and if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the United States), you will generally be taxed on such gain in the same manner as a U.S. person. You should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of our common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.

Information Reporting and Backup Withholding

Information returns are required to be filed with the IRS in connection with payments of dividends on our common stock. Unless you comply with certification procedures to establish that you are not a U.S. person, information returns may also be filed with the IRS in connection with the proceeds from a sale or other disposition of our common stock. You may be subject to backup withholding on payments on our common stock or on the proceeds from a sale or other disposition of our common stock unless you comply with certification procedures to establish that you are not a U.S. person or otherwise establish an exemption. Your provision of a properly executed applicable IRS Form W-8 certifying your non-U.S. status will permit you to avoid backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

FATCA

Provisions of the Code commonly referred to as “FATCA” require withholding of 30% on payments of dividends on our common stock, as well as of gross proceeds of dispositions of our common stock, to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under proposed regulations the preamble to which states that taxpayers may rely on the proposed regulations until final regulations are issued, this withholding tax will not apply to the gross proceeds from the sale, exchange, redemption or other taxable disposition of our common stock. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally may obtain a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). You should consult your tax adviser regarding the effects of FATCA on your investment in our common stock.

Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty exemption, our common stock will be treated as U.S.-situs property subject to U.S. federal estate tax.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have                  shares of common stock (or                  shares of common stock outstanding if the underwriters exercise their option to purchase additional shares of common stock in full) as of                 , 2021. Of these shares, the                  shares (or                  shares if the underwriters exercise their option to purchase additional shares of common stock in full) sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining                  shares of common stock existing are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act. As a result of the contractual 180-day lock-up period described below and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:

Number of Shares	Date
On the date of this prospectus.

After 90 days from the date of this prospectus.

After 180 days from the date of this prospectus (subject, in some cases, to volume limitations).

At various times after 180 days from the date of this prospectus (subject, in some cases, to volume limitations).

Assuming the Concurrent Offering is completed, we will also have outstanding                 shares of the Mandatory Convertible Preferred Stock (or                 shares if the underwriters in the Concurrent Offering exercise their over-allotment option in full), which will be convertible into                 shares of our common stock (or                 shares if the underwriters in the Concurrent Offering exercise their over-allotment option in full), in each case assuming mandatory conversion based on an applicable market value of our common stock equal to the assumed initial public offering price of $                 per share of common stock (which is the midpoint of the estimated offering price range shown on the cover page of this prospectus), subject to anti-dilution, make-whole and other adjustments or any shares of our common stock that may be issued in payment of a dividend, fundamental change dividend make-whole amount or accumulated dividend amount.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately                  shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares; or

•	the average weekly trading volume of our common stock on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Registration Rights

In connection with this offering, we will enter into an agreement that will provide that certain holders of our capital stock, including the Sponsor Group, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates.

Lock-up Agreements

We, our directors and executive officers and holders of substantially all of our common stock, have agreed subject to certain exceptions (including the issuance of the Mandatory Convertible Preferred Stock in the Concurrent Offering and of any shares of common stock issued upon conversion thereof), not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock for a period of 180 days after the date of this prospectus, without the prior written consent of BofA Securities, Inc. and J.P. Morgan Securities LLC. See “Underwriting.”

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. BofA Securities, Inc. and J.P. Morgan Securities LLC are acting as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
BofA Securities, Inc.
J.P. Morgan Securities LLC
Barclays Capital Inc
BMO Capital Markets Corp.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Goldman Sachs & Co. LLC
Citigroup Global Markets Inc.
HSBC Securities (USA) Inc.
RBC Capital Markets, LLC
Scotia Capital (USA) Inc.
TD Securities (USA) LLC
CIBC World Markets Corp.
Guggenheim Securities, LLC
Credit Agricole Securities (USA) Inc.
ING Financial Markets LLC
National Bank of Canada Financial Inc.
Natixis Securities Americas LLC
Santander Investment Securities Inc.
Siebert Williams Shank & Co., LLC

Total

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                 per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $                 per share from the initial public offering price. After the initial offering of the shares to the public, if all of the common shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters. The offering of the shares by the underwriters is subject to receipt and acceptance of the shares and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters have an option to buy up to                  additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $                 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $                . We have agreed to reimburse the underwriters for expenses up to $                 , including expenses related to clearance of this offering with FINRA. In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.

Directed Share Program

At our request, the underwriters have reserved up to                 shares of common stock, or     % of the shares of common stock to be offered by this prospectus, for sale at the initial public offering price through a directed share program for certain individuals associated with us. The sales will be made by BofA Securities, Inc., an underwriter of this offering, through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares of common stock available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock offered by this prospectus.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that, subject to certain exceptions, we will not, without the prior written consent of BofA Securities, Inc. and J.P. Morgan Securities LLC for a period of 180 days after the date of this prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or publicly file with, the SEC a registration statement under the Exchange Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to undertake any of the foregoing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities.

Our directors and executive officers, and holders of substantially all of our common stock (the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of them, with limited exceptions, for a period of 180 days after the date of this prospectus, may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of BofA Securities, Inc. and J.P. Morgan Securities LLC, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant (collectively with the common stock, the “lock-up securities”)); (ii) enter into any hedging, swap or other agreement, transaction or arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of lock-up securities, in cash or otherwise; (iii) make any demand for, or exercise any right with respect to, the registration of any shares of our common stock or any security convertible into or exercisable for our common stock, except as those demands or exercises do not involve any public disclosure or filing; or (iv) publicly disclose the intention to undertake any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.

BofA Securities, Inc. and J.P. Morgan Securities LLC, in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

Record holders of our securities are typically the parties to the lock-up agreements with the underwriters and the market standoff agreements with us referred to above, while holders of beneficial interests in our shares who are not also record holders in respect of such shares are not typically subject to any such agreements or other similar restrictions. Accordingly, we believe that certain holders of beneficial interests who are not record holders and are not bound by market standoff or lock-up agreements could enter into transactions with respect to those beneficial interests that negatively impact our stock price. In addition, any stockholder who is neither subject to a market standoff agreement with us nor a lock-up agreement with the underwriters may be able to sell, short sell, transfer, hedge, pledge, lend or otherwise dispose of or attempt to sell short sell, transfer, hedge, pledge, lend or otherwise dispose of, their equity interests at any time after the closing of this offering.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We have applied to have our common stock approved for listing on the NYSE under the symbol “BTRY.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise. Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

In the ordinary course of their various business activities, the underwriters and their affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

In connection with the offering, the underwriters are not acting for anyone other than the issuer and will not be responsible to anyone other than the issuer for providing the protections afforded to their clients nor for providing advice in relation to the offering.

Notice to Prospective Investors in United Kingdom

In relation to the United Kingdom (“UK”), no shares have been offered or will be offered pursuant to the offering to the public in the UK prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority in the UK in accordance with the UK Prospectus Regulation and the FSMA, except that offers of shares may be made to the public in the UK at any time under the following exemptions under the UK Prospectus Regulation and the FSMA:

a.	to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

b.

to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

c.	at any time in other circumstances falling within section 86 of the FSMA,

provided that no such offer of shares shall require the Company or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

Each person in the UK who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the underwriters that it is a qualified investor within the meaning of the UK Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the UK to qualified investors, in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, and the expression “FSMA” means the Financial Services and Markets Act 2000.

In connection with the offering,             are not acting for anyone other than the issuer and will not be responsible to anyone other than the issuer for providing the protections afforded to their clients nor for providing advice in relation to the offering.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the UK, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in Switzerland

This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the shares. The shares may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the shares to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares constitutes a prospectus pursuant to the FinSA, and neither this prospectus nor any other offering or marketing material relating to the shares may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to Prospective Investors in Australia

This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of sale of the shares, offer, transfer, assign or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Law of Japan. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Singapore

Each underwriter has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:

(a)

to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;

(b)

to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

(c)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Notice to Prospective Investors in People’s Republic of China

This prospectus may not be circulated or distributed in the PRC and the common stock may not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any resident of the PRC or for the benefit of, legal or natural persons of the PRC except pursuant to applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

Notice to Prospective Investors in Republic of Korea

The shares of our common stock have not been registered under the Financial Investment Services and Capital Markets Act of Korea. Accordingly, due to restrictions under and the requirements of the securities laws of the Republic of Korea, the shares of our common stock are not being offered or sold and may not be offered or sold, and the registration statement of which this prospectus forms a part may not be circulated or distributed, directly or indirectly, in such jurisdiction. Persons located in or who are resident of such jurisdiction will not be permitted to acquire, directly or indirectly, any shares of our common stock in this offering, except as permitted by law applicable to such person and full compliance with such law.

Notice to Prospective Investors in Saudi Arabia

This prospectus has been prepared on the basis that prospective investors in the Fund are “Sophisticated” investors as defined by Article 74(b) of Investment Funds Regulations issued by the Capital Markets Authority’s board and therefore distribution of the prospectus will be carried out through a distributor who will provide investors with the same documentation that the foreign fund made available to investors in other jurisdictions, and ensure that any information provided by the distributor to the investors is complete, accurate and not misleading.

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Investment Fund Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the shares offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

Notice to Prospective Investors in Qatar

The shares described in this prospectus have not been, and will not be, offered, sold or delivered at any time, directly or indirectly, in the State of Qatar in a manner that would constitute a public offering or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. The sale and marketing of the Units in this prospectus are made to qualified investors only. This prospectus has not been, and will not be, filed with, reviewed by or approved by the Qatar Central Bank, the Qatar Financial Markets Authority or any other relevant Qatari authority or any other regulator in the State of Qatar and may not be publicly distributed. This prospectus and the information contained therein are intended for original recipient only, may not be shared with any third-party in Qatar and should not be provided to any other person. This prospectus not for general circulation in the State of Qatar and should not be reproduced or used for any other purpose and any distribution or reproduction of this document by the recipient to third parties in Qatar is not permitted and shall be at the liability of such recipient. The prospectus is not, and will not be, registered with Qatar Central Bank or with the Qatar Financial Centre Regulatory Authority.

Notice to Prospective Investors in Kuwait

This prospectus is not for general circulation to the public in Kuwait. The shares have not been licensed for offering in Kuwait by the Kuwait Capital Markets Authority or any other relevant Kuwaiti government agency. The offering of the shares in Kuwait on the basis a private placement or public offering is, therefore, restricted in accordance with Law No. 7 of 2010 and the bylaws thereto (as amended). No private or public offering of the shares is being made in Kuwait, and no agreement relating to the sale of the shares will be concluded in Kuwait. No marketing or solicitation or inducement activities are being used to offer or market shares in Kuwait.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Davis Polk & Wardwell LLP and for the underwriters by Cleary Gottlieb Steen & Hamilton LLP.

EXPERTS

The financial statements of Clarios Global LP as of and for the year ended September 30, 2020 and as of and for the five month period ended September 30, 2019 included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and financial statement schedule and includes an explanatory paragraph referring to the differences in the accounting basis between the Predecessor Company and the Successor Company due to the application of purchase accounting and that the Successor Company consolidated financial statements are on a consolidated basis that is not comparable to the combined financial statements of the Predecessor Company). Such financial statements and financial statement schedule are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The combined financial statements of Clarios Global LP for the seven months ended April 30, 2019 and for the year ended September 30, 2018 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the Company and its common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC.

As a result of the offering, we will be required to file periodic reports and other information with the SEC. We also maintain an Internet site at https://www.clarios.com/. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

INDEX TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

Page
Clarios Global LP Unaudited Consolidated Financial Statements
Consolidated Statements of Loss for the six months ended March 31, 2021, and six months ended March 31, 2020	F-2
Consolidated Statements of Comprehensive Loss for the six months ended March 31, 2021, and six months ended March 31, 2020	F-3
Consolidated Statements of Financial Position as of March 31, 2021 and September 30, 2020	F-4
Consolidated Statements of Cash Flows for the six months ended March 31, 2021, and six months ended March 31, 2020	F-5
Consolidated Statements of Equity for the six months ended March 31, 2021, and six months ended March 31, 2020	F-6
Notes to Consolidated Financial Statements	F-7

Clarios Global LP Audited Consolidated and Combined Financial Statements
Report of Independent Registered Public Accounting Firm (Successor)	F-35
Report of Independent Registered Public Accounting Firm (Predecessor)	F-37

Consolidated and Combined Statements of Income (Loss) for the year ended September 30, 2020 (Successor), five month period ended September 30, 2019 (Successor), seven month period ended April 30, 2019 (Predecessor) and year ended September 30, 2018 (Predecessor)

F-38

Consolidated and Combined Statements of Comprehensive Income (Loss) for the year ended September 30, 2020 (Successor), five month period ended September 30, 2019 (Successor), seven month period ended April 30, 2019 (Predecessor) and year ended September 30, 2018 (Predecessor)

F-39
Consolidated and Combined Statements of Financial Position as of September 30, 2020 and 2019 (Successor)	F-40

Consolidated and Combined Statements of Cash Flows for the year ended September 30, 2020 (Successor), five month period ended September 30, 2019 (Successor), seven month period ended April 30, 2019 (Predecessor) and year ended September 30, 2018 (Predecessor)

F-41

Consolidated and Combined Statements of Equity for the year ended September 30, 2020 (Successor), five month period ended September 30, 2019 (Successor), seven month period ended April 30, 2019 (Predecessor) and year ended September 30, 2018 (Predecessor)

F-42
Notes to Consolidated and Combined Financial Statements	F-43

Clarios Global LP

Consolidated Statements of Loss

(in millions; unaudited)

	Six Months Ended March 31,
	2021	2020
Net sales	$4,499	$3,915
Cost of sales	3,581	3,247

Gross profit	918	668

Selling, general and administrative expenses	(455)	(462)
Equity income	45	28
Restructuring and impairment costs	(253)	—
Net financing charges	(366)	(339)

Loss before income taxes	(111)	(105)
Income tax provision (benefit)	137	(19)

Net loss	(248)	(86)
Income (loss) attributable to noncontrolling interests	1	(1)

Net loss attributable to the Company	$(249)	$(85)

The accompanying notes are an integral part of the consolidated financial statements.

Clarios Global LP

Consolidated Statements of Comprehensive Loss

(in millions; unaudited)

	Six Months Ended March 31,
	2021	2020
Net loss	$(248)	$(86)
Other comprehensive income, net of tax:
Foreign currency translation	93	(146)
Realized and unrealized gains (losses) on derivatives	60	(74)

Other comprehensive income (loss), net of tax	153	(220)

Total comprehensive loss	(95)	(306)
Comprehensive income attributable to noncontrolling interests	1	3

Comprehensive loss attributable to the Company	$(96)	$(309)

The accompanying notes are an integral part of the consolidated financial statements.

Clarios Global LP

Consolidated Statements of Financial Position

(in millions; unaudited)

	March 31, 2021	September 30, 2020
Assets
Cash and cash equivalents	$550	$682
Accounts receivable - net	1,116	1,110
Inventories	1,388	1,235
Other current assets	256	236

Current assets	3,310	3,263

Operating lease right-of-use assets	86	93
Property, plant and equipment - net	3,281	3,496
Goodwill	1,787	1,742
Other intangible assets - net	5,817	5,993
Equity method investments	764	782
Noncurrent income tax assets	163	197
Other noncurrent assets	42	39

Total assets	$15,250	$15,605

Liabilities and Equity
Short-term debt	$9	$—
Current portion of long-term debt	51	51
Operating lease - current liabilities	33	30
Accounts payable	1,159	1,138
Accrued compensation and benefits	140	151
Accrued interest	115	114
Other current liabilities	505	538

Current liabilities	2,012	2,022

Long-term debt	10,212	10,453
Operating lease - noncurrent liabilities	54	62
Pension and postretirement benefits	211	211
Noncurrent income tax liabilities	847	810
Other noncurrent liabilities	183	213

Long-term liabilities	11,507	11,749

Commitments and contingencies (Note 16)
Parent company investment	1,927	2,172
Accumulated other comprehensive loss	(206)	(359)

Equity attributable to the Company	1,721	1,813
Noncontrolling interest	10	21

Total equity	1,731	1,834

Total liabilities and equity	$15,250	$15,605

The accompanying notes are an integral part of the consolidated financial statements.

Clarios Global LP

Consolidated Statements of Cash Flows

(in millions; unaudited)

	Six Months Ended March 31,
	2021	2020
Operating Activities
Net loss attributable to the Company	$(249)	$(85)
Income (loss) attributable to noncontrolling interests	1	(1)

Net loss	(248)	(86)
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation	183	171
Amortization	200	193
Pension and postretirement benefit expense	2	—
Pension and postretirement contributions	(2)	(1)
Earnings from equity method investments, net of dividends received	(44)	(18)
Deferred income taxes	42	(101)
Unrealized foreign currency remeasurement on debt	24	8
Restructuring and impairment costs, net of payments	240	—
Other	34	27
Changes in assets and liabilities:
Accounts receivable	—	303
Inventories	(139)	(122)
Other assets	14	(17)
Accounts payable and accrued liabilities	59	(327)
Accrued income taxes	(44)	20

Net cash provided by operating activities	321	50

Investing Activities
Capital expenditures	(113)	(165)
Acquisition of businesses, net of cash acquired	(48)	—
Changes in long-term investments	—	(1)

Net cash used by investing activities	(161)	(166)

Financing Activities
Increase in short-term debt	1	—
Increase in long-term debt	520	636
Repayment of long-term debt	(803)	(83)
Debt financing costs	—	(1)
Change in noncontrolling interest share	(14)	(440)
Other	—	(1)

Net cash provided (used) by financing activities	(296)	111

Effect of exchange rate changes on cash and cash equivalents	4	(28)

Net decrease in cash and cash equivalents	(132)	(33)
Cash and cash equivalents at beginning of period	682	388

Cash and cash equivalents at end of period	$550	$355

The accompanying notes are an integral part of the consolidated financial statements.

Clarios Global LP

Consolidated Statements of Equity

(in millions; unaudited)

	For the Six Months Ended March 31, 2021
	Parent Company Investment	Accumulated Other Comprehensive Loss	Equity Attributable to the Company	Noncontrolling Interest	Total Equity
Balance as of September 30, 2020	$2,172	$(359)	$1,813	$21	$1,834
Comprehensive income (loss):
Net income (loss)	(249)	—	(249)	1	(248)
Other comprehensive income, net of tax	—	153	153	—	153

Comprehensive income (loss)	(249)	153	(96)	1	(95)
Change in noncontrolling interests	4	—	4	(12)	(8)

Balance as of March 31, 2021	$1,927	$(206)	$1,721	$10	$1,731

	For the Six Months Ended March 31, 2020
	Parent Company Investment	Accumulated Other Comprehensive Loss	Equity Attributable to the Company	Noncontrolling Interest	Total Equity
Balance as of September 30, 2019	$2,576	$(101)	$2,475	$448	$2,923
Comprehensive income (loss):
Net loss	(85)	—	(85)	(1)	(86)
Other comprehensive income (loss), net of tax	—	(224)	(224)	4	(220)

Comprehensive income (loss)	(85)	(224)	(309)	3	(306)
Change in noncontrolling interests	(5)	(7)	(12)	(428)	(440)

Balance as of March 31, 2020	$2,486	$(332)	$2,154	$23	$2,177

The accompanying notes are an integral part of the consolidated financial statements.

Clarios Global LP

Notes to Consolidated Financial Statements (unaudited)

1.	Summary of the Business and Significant Accounting Policies

On March 12, 2018, Johnson Controls International plc (“JCI”) announced it was exploring strategic alternatives for its Power Solutions business (the “Company” or “Power Solutions”). On November 13, 2018, JCI entered into a Stock and Asset Purchase Agreement (“Purchase Agreement”) with BCP Acquisitions LLC, which subsequently assigned its rights under the Purchase Agreement to an affiliate (such entities being referred to as the “Purchaser,” as the context requires). The Purchaser was a newly-formed entity controlled by investment funds managed by Brookfield Asset Management Inc. Pursuant to the Purchase Agreement, on the terms and subject to the conditions therein, JCI agreed to sell, and the Purchaser agreed to acquire, Power Solutions for a purchase price of $13.2 billion. The transaction closed on April 30, 2019 (the “Acquisition Date”).

In the following text, the terms “Company,” “we,” “us” and “our” may refer, as the context requires, to Clarios Global LP and its consolidated subsidiaries. The term “Parent Company” refers to the Purchaser subsequent to the Acquisition Date.

These financial statements reflect the results of the operations, financial position and cash flows of the Company. The Company is a limited partnership organized under the laws of Canada.

The separation from JCI was completed pursuant to various agreements related to the separation. These agreements include arrangements for transition services provided on a temporary basis by JCI.

In the opinion of the Company, the accompanying unaudited consolidated financial statements state fairly the financial position, results of operations and cash flows for the periods presented. The consolidated statement of financial position at September 30, 2020 was derived from the audited annual financial statements but does not contain all of the footnote disclosures from the annual financial statements pursuant to applicable rules and regulations.

Basis of Presentation

These unaudited financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The results of operations for the six month period ended March 31, 2021 is not necessarily indicative of results for the Company’s 2021 fiscal year because of seasonal and other factors.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Principles of Consolidation

The financial statements include the accounts of the Company that are consolidated in conformity with U.S. GAAP. All intercompany transactions have been eliminated. Investments in partially-owned affiliates (“POA”) for which the Company exercises significant influence but does not have control are accounted for by the equity method.

Under certain criteria as provided for in Accounting Standards Codification (“ASC”) 810, “Consolidation,” the Company may consolidate a POA. To determine whether to consolidate a POA, the Company first determines if the entity is a variable interest entity (“VIE”). An entity is considered to be a VIE if it has one of the following characteristics: 1) the legal entity does not have sufficient equity investment at risk; 2) residual equity holders do not control the entity; 3) equity holders are shielded from economic losses or do not participate fully in the entity’s residual economics; or 4) the entity was established with non-substantive voting. If the entity meets one of these characteristics, the Company then determines if it is the primary beneficiary of the VIE. The party with the power to direct activities of the VIE that most significantly impact the VIE’s economic performance and the potential to absorb benefits or losses that could be significant to the VIE is considered the primary beneficiary and consolidates the VIE. If the entity is not considered a VIE, then the Company applies the voting interest model to determine whether or not the Company shall consolidate the POA.

Effective January 2020, the Company entered into certain distribution and technology agreements with a POA that resulted in the Company’s counterparty in the POA to no longer participate fully in the residual economics of the POA, and as such, the POA has been identified as a VIE. Concurrent with the distribution and technology agreements and to increase the Company’s investment in developing markets, the Company entered into a definitive purchase agreement to acquire from the counterparty a majority interest in the VIE and create additional shareholder rights giving the Company key operating decision making rights considered most significant to the VIE in exchange for nominal cash value (the “VIE Transaction”). The VIE Transaction closed October 31, 2020 (the “VIE Transaction Date”), resulting in the Company being identified as the primary beneficiary of and consolidating the VIE. The Company accounted for the VIE Transaction as a step-acquisition of a business, which requires the Company to recognize in its financial statements the fair value of acquired net assets and consideration transferred to effect the acquisition. Refer to Note 2, “—Acquisitions,” of the notes to consolidated financial statements for more information regarding the VIE Transaction.

In July 2020, the Company received notification that its bid to acquire its counterparty’s equity interests in a consolidated POA and a non-consolidated POA was successful. In order to increase the Company’s investment in developing markets, the Company entered into an agreement to acquire the equity interests for approximately $33 million and to refinance the non-consolidated POA’s debt at acquisition for approximately $49 million (the “China Transaction”). The price paid to acquire the equity interest is subject to further adjustment based upon the collection of certain outstanding receivables acquired from the non-consolidated POA. The China Transaction closed on December 15, 2020 (the “China Transaction Date”) upon receiving customary regulatory approvals, resulting in both entities being wholly-owned and consolidated by the Company. The Company accounted for the acquisition of the counterparty’s equity interest in the non-consolidated POA as a step-acquisition of a business, which requires the Company to recognize in its financial statements the fair value of acquired net assets and consideration transferred to effect the acquisition. Refer to Note 2, “—Acquisitions,” of the notes to consolidated financial statements for more information regarding the China Transaction.

Description of Business

The Company is a global supplier of lead-acid automotive batteries for virtually every type of passenger car, light truck and utility vehicle. The Company serves both automotive original equipment manufacturers (“OEM”) and the general vehicle battery aftermarket. The Company also supplies advanced battery technologies to power start-stop, hybrid and electric vehicles.

Receivables

Receivables consist of amounts billed and currently due from customers and revenues that have been recognized for accounting purposes but not yet billed to customers. The Company extends credit to customers in the normal course of business and maintains an allowance for credit losses resulting from the inability or unwillingness of customers to make required payments. As discussed in more detail below, effective October 1, 2020 the Company adopted Accounting Standards Update ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), and related amendments (“ASU 2016-13”). Under the newly adopted standard, expected lifetime losses on customer accounts receivable are recognized upon origination through an allowance for credit losses account that is deducted from the customer account receivable balance and presented net thereof. The Company pools its account receivable balances according to similar credit risk characteristics such as the customers’ size, markets served, financial health, and business environment which are generally defined by the Company’s reportable segments. In computing its allowance for credit losses, the Company applies historical loss rates to these asset pools, adjusting for macroeconomic factors and other credit quality indicators including but not limited to customer credit risk scores, agency ratings, collection experience, and collateral as applicable. The Company regularly reassesses the pools and indicators used to inform the amount of allowance for credit losses for the period by considering changes in customer credit ratings, customer payment history and loss experience, current market and economic conditions and the Company’s expectations of future market and economic conditions. The changes in the allowance for credit losses on the Company’s trade receivables for the six months ended March 31, 2021 were as follows (in millions):

Balance at beginning of period (1)	$32
Provision charged to cost and expenses	9
Allowance adjustments	(2)
Accounts charged off	(2)
Currency translation	1

Balance at end of period	$38

(1)

The beginning balance reflects an increase in the allowance for credit losses as of September 30, 2020 of $19 million associated with accounts receivable purchased from JCI as of the Acquisition Date with deteriorated credit quality under ASU 2016-13, which were previously recorded at fair value net of the allowance for credit losses. The accounts receivable balance has a corresponding $19 million adjustment, resulting in a net zero effect to total assets. No other material adjustments were recorded as a result of the adoption of Topic 326.

New Accounting Pronouncements

Recently Issued and Effective Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-13, which replaces the incurred loss impairment methodology under prior U.S. GAAP with an expected credit loss model. ASU 2016-13 affects trade receivables, loans, contract assets, certain beneficial interests, off-balance sheet credit exposures not accounted for as insurance and other financial assets that are not subject to fair value through net income, as defined by the standard. The Company adopted standard on October 1, 2020 (the effective date) under the modified retrospective method. Under the expected credit loss model, the Company is required to consider future economic trends to estimate expected credit losses over the lifetime of the asset. Other than the aforementioned recording of an allowance for credit losses for purchased accounts receivable from JCI with deteriorated credit quality and the corresponding gross up of purchased accounts receivable, the adoption of the standard did not have a material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (“ASU 2018-15”). ASU 2018-15 requires implementation costs incurred by customers in cloud computing arrangements to be deferred over the non-cancellable term of the cloud computing arrangements plus any optional renewal periods (1) that are reasonably certain to be exercised by the customer or (2) for which exercise of the renewal option is controlled by the cloud service provider. On October 1, 2020, the Company adopted the standard using the prospective transition approach. The adoption of this standard did not have a material impact on the consolidated financial statements.

Recently Issued But Not Effective Accounting Pronouncements

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (“ASU 2020-04”). ASU 2020-04 provides optional guidance for a limited period of time to ease potential accounting impact associated with transitioning away from reference rates that are expected to be discontinued, such as the London Interbank

Offered Rate (“LIBOR”). The amendments in this ASU apply only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued. The amendments in ASU 2020-04 can be adopted as of March 12, 2020 and are effective through December 31, 2022. The Company is currently evaluating the whether it will adopt this pronouncement and the resulting impacts, if any, of adoption on the Company’s consolidated financial statements and disclosures.

Other recently issued accounting pronouncements are not expected to have a material impact on the Company’s consolidated financial statements.

2.	Acquisitions

VIE Transaction

As disclosed in Note 1, “—Summary of the Business and Significant Accounting Policies”, the Company entered into certain distribution and technology agreements with a partially-owned affiliate that resulted in the Company’s counterparty in the POA no longer participating fully in the residual economics of the POA, and as such, the POA has been identified as a VIE. Concurrent with the distribution and technology agreements and to increase the Company’s investment in developing markets, the Company entered into a definitive purchase agreement to acquire from the counterparty a majority interest in the VIE and create additional shareholder rights giving the Company key operating decision making rights considered most significant to the VIE. The VIE Transaction closed in October 31, 2020, resulting in the Company being identified as the primary beneficiary of and consolidating the VIE. Transaction costs incurred in consummating the VIE Transaction were not material.

The Company accounted for the VIE Transaction as a step-acquisition, resulting in an after-tax gain on the remeasurement of the Company’s investment in the POA of $2 million, net of accumulated foreign currency translation losses, being recognized in equity income in the consolidated statement of loss for the six months ended March 31, 2021. To remeasure the Company’s equity method investment in the POA to fair value, the Company utilized the income approach, which relies on the use of projected financial results, long-term growth rates, and discount rates for a lack of control associated with the equity interest held by the Company prior to the VIE Transaction. The preliminary fair value of consideration transferred by the Company at closing consisted of the following (in millions):

Cash delivered at closing*	$—
Cash acquired from VIE	(7)

Cash to acquire business, net of cash acquired	(7)
Fair value of interest previously held in POA	8
Accounts receivable from POA	18

Net purchase consideration	$19

*Nominal	cash was delivered at closing for additional two percent equity interest acquired.

The preliminary purchase price allocation of the VIE Transaction is as follows (in millions):

Purchase Price Allocation
Net purchase consideration	$19

Accounts receivable (a)	19
Inventories (a)	11
Property, plant and equipment (a)	2
Other intangible assets (b)	4
Noncurrent income tax assets (c)	1

Assets acquired	37

Purchase Price Allocation

Short-term debt (a)	9
Current portion of long-term debt (a)	2
Accounts payable (a)	4
Long-term debt (a)	2

Liabilities assumed	17

Net identifiable assets acquired	20

Noncontrolling interest (d)	(8)

Goodwill acquired (e)	$7

(a)	The preliminary fair value approximates the historical carrying value.
(b)

Other intangible assets consist of existing customer relationships with an estimated amortization life of 16 years. The Company applied the income valuation method to determine the preliminary fair value of the customer relationships, which relies on the use of projected financial results, estimated customer attrition rates, and discount rates.

(c)

Deferred income tax assets represent the future tax benefit associated with the differences between the preliminary fair value allocated to assets (excluding goodwill) and liabilities and the historical carryover tax basis of these assets and liabilities, where applicable. A deferred tax liability has not been recognized for the basis difference inherent in the preliminary fair value allocated to goodwill.

(d)

The preliminary fair value of the noncontrolling interest in the VIE was determined by applying the income approach, which relies on the use of projected financial results, long-term growth rates, and discount rates associated with the noncontrolling interest’s lack of control.

(e)	The preliminary fair value of goodwill reflects the value paid primarily for future customer growth and the assembled workforce, and is not deductible for tax purposes.

As of March 31, 2021, the Company had not yet completed the analysis to assign fair values to all assets acquired and liabilities assumed and additional purchase price adjustments may arise; therefore the purchase price allocation is preliminary. The Company is still in process of integrating the VIE into its financial reporting and operating policies, systems, processes, and internal controls. As a result, the preliminary purchase price allocation and estimated fair value of assets acquired and liabilities assumed, and thus the Company’s results of operations and financial position concerning the VIE, may be subsequently adjusted. Adjustments to the purchase price allocation can be made through the end of the measurement period, which is not to exceed one year from the VIE Transaction Date.

The VIE Transaction did not have a material impact on the results of the Company’s operations or cash flows for the six month period ended March 31, 2021.

China Transaction

As disclosed in Note 1, in July 2020 the Company received notification that its bid to acquire its counterparty’s equity interests in a non-consolidated POA and a consolidated POA operating in China was successful. In order to increase the Company’s investment in developing markets, the Company has entered into an agreement to acquire the equity interests for $33 million and to refinance the non-consolidated POA’s debt at acquisition for $49 million. The price paid to acquire the equity interest is subject to further adjustment based upon the collection of certain outstanding receivables acquired from the non-consolidated POA. The China Transaction closed on December 15, 2020 upon receiving customary regulatory approvals, resulting in both entities being wholly-owned and consolidated by the Company as of this date. As of March 31, 2021, the Company has paid $26 million of the purchase price and has recorded in other current liabilities an obligation to pay the remaining $7 million one year after the China Transaction Date in accordance with the agreement, subject to further adjustment based upon the collection of certain outstanding receivables acquired from the non-consolidated

POA. In addition, the Company has paid $49 million to refinance the non-consolidated POA’s debt. Transaction costs incurred in consummating the China Transaction were not material.

China Transaction - Non-consolidated POA

The Company accounted for the acquisition of the counterparty’s equity interest in the non-consolidated POA as a step-acquisition of a business, resulting in an after-tax gain on the remeasurement of the Company’s investment in the POA of $4 million, net of accumulated foreign currency translation gains, being recognized in equity income in the consolidated statement of loss for the six months ended March 31, 2021. To remeasure the Company’s equity method investment in the POA to fair value, the Company utilized the income approach, which relies on the use of projected financial results, long-term growth rates, and discount rates for a lack of control associated with the equity interest held by the Company prior to the China Transaction. The preliminary fair value of consideration transferred by the Company at closing consisted of the following (in millions):

Cash delivered at closing*	$61
Cash acquired from non-consolidated POA	(6)

Cash to acquire business, net of cash acquired	55
Other current liabilities	3
Fair value of interest previously held in POA	27
Accounts receivable from POA	13

Net purchase consideration	$98

*	Cash delivered at closing includes cash paid to acquire the remaining equity interest in the non-consolidated POA, and amounts paid to refinance the non-consolidated POA’s debt at acquisition.

The preliminary purchase price allocation of the acquisition of the remaining equity interest in the non-consolidated POA is as follows (in millions):

Purchase Price Allocation
Net purchase consideration	$98
Accounts receivable (a)	11
Other current assets (a)	8
Property, plant and equipment (a)	55
Other intangible assets (b)	4
Noncurrent income tax assets (c)	2

Assets acquired	80
Accounts payable (a)	7

Liabilities assumed	7

Net identifiable assets acquired	73

Goodwill acquired (d)	$25

(a)	The preliminary fair value approximates the historical carrying value.
(b)

Other intangible assets consist of existing customer relationships with an estimated amortization life of 6 years. The Company applied the income valuation method to determine the preliminary fair value of the customer relationships, which relies on the use of projected financial results, estimated customer attrition rates, and discount rates.

(c)

Deferred income tax assets represent the future tax benefit associated with the differences between the preliminary fair value allocated to assets (excluding goodwill) and liabilities and the historical carryover tax basis of these assets and liabilities, where applicable. A deferred tax liability has not been recognized for the basis difference inherent in the preliminary fair value allocated to goodwill.

(d)	The preliminary fair value of goodwill reflects the value paid primarily for future customer growth and the assembled workforce, and is not deductible for tax purposes.

As of March 31, 2021, the Company had not yet completed the analysis to assign fair values to all assets acquired and liabilities assumed and additional purchase price adjustments may arise; therefore the purchase price allocation is preliminary. The purchase price for the equity interests acquired in the China Transaction is subject to further adjustment based upon the collection of certain outstanding receivables acquired from the non-consolidated POA, and the Company is still in process of integrating the VIE into its financial reporting and operating policies, systems, processes, and internal controls. As a result, the preliminary purchase price allocation and estimated fair value of assets acquired and liabilities assumed, and thus the Company’s results of operations and financial position concerning the non-consolidated POA, may be subsequently adjusted. Adjustments to the purchase price allocation can be made through the end of the measurement period, which is not to exceed one year from the China Transaction Date.

The non-consolidated POA acquired in the China Transaction did not have a material impact on the Company’s results of operations or cash flows for the six month period ended March 31, 2021.

China Transaction - Consolidated POA

Of the $33 million purchase price agreed to with the counterparty to acquire the equity interests in the China Transaction, $16 million was allocated to the acquisition of the noncontrolling interest in the consolidated POA. The effect of the change in the Company’s ownership interest in the consolidated POA is as follows (in millions):

	Equity Attributable to the Company	Noncontrolling Interest	Total Equity
Balance as of September 30, 2020	$1,813	$21	$1,834
Net income (loss)	(249)	1	(248)
Other comprehensive income, net of tax	153	—	153
Change in noncontrolling interests
VIE Transaction	—	8	8
China Transaction - consolidated POA	4	(20)	(16)

Balance as of March 31, 2021	$1,721	$10	$1,731

Bosch Transaction

On August 9, 2019, the Company entered into an agreement with Robert Bosch GmbH (“Bosch”), pursuant to which the Company agreed to acquire from Bosch the 20% interests held by Bosch in the joint venture in which the Company holds the remaining interests. The transaction closed on December 12, 2019, the purchase price being funded through the Company’s available liquidity. The effect of the change in the Company’s ownership interest in the joint venture with Bosch is as follows (in millions):

	Equity Attributable to the Company	Noncontrolling Interest	Total Equity
Balance as of September 30, 2019	$2,475	$448	$2,923
Net loss	(85)	(1)	(86)
Other comprehensive income, net of tax	(224)	4	(220)
Change in noncontrolling interests	(12)	(428)	(440)

Balance as of March 31, 2020	$2,154	$23	$2,177

3.	Revenue

The Company services both automotive OEM and the battery aftermarket by providing advanced battery technology. The Company’s revenue is generated through the manufacture and sale of automotive battery products, of which the delivery of goods ordered typically represents the Company’s sole performance obligation with respect to distinct goods and services offered to customers. The Company recognizes revenue typically at the point in time when control over the goods transfers to the customer as specified by the shipping terms agreed upon with the customer.

The transaction price includes the total consideration expected to be received under the contract which may include both cash and noncash components. The calculation of the transaction price for contracts containing noncash consideration includes the fair value of the noncash consideration to be received as of the contract’s inception date. Noncash consideration received from customers consists of spent battery cores for which the Company estimates fair value based on the lead content to be obtained from their reclamation and the market price of the relevant lead index as of the contract’s inception date; this is considered to be a level 2 fair value measurement. Certain customer agreements contain future price discounts for additional product purchases if the customer returns batteries cores. These material rights are accounted for as separate performance obligations and recognized as deferred revenue within other current liabilities in the consolidated statements of financial position each time the battery cores are received. Material rights are recognized as revenue in the month following the receipt of the returned battery core as options are either exercised when the customer purchase additional product or expire at the end of the month.

The Company considers the contractual consideration payable by the customer and assesses variable consideration that may affect the total transaction price, including discounts, rebates, refunds, credits or other similar sources of variable consideration, when determining the transaction price of each contract. The Company includes variable consideration in the estimated transaction price when it is probable that significant reversal of revenue recognized would not occur when the uncertainty associated with variable consideration is subsequently resolved. These estimates are based on the amount of consideration that the Company expects to be entitled to.

Shipping and handling costs billed to customers are included in sales and the related costs are included in cost of sales when control transfers to the customer. The Company has elected to present amounts collected from customers for sales and other taxes net of the related amounts remitted.

Disaggregated Revenue

The following table presents disaggregation of revenues by geography (in millions):

	Six Months Ended March 31,
	2021	2020
Americas	$2,641	$2,419
EMEA (1)	1,344	1,058
Asia	514	438

Total	$4,499	$3,915

(1)	EMEA includes Europe, Middle East and Africa

Contract Balances

Contract assets in accounts receivable - net relate to the Company’s right to consideration for performance obligations satisfied but not billed and consist primarily of unbilled receivables. Contract assets in other current assets relate to noncash consideration of spent battery cores to be received from customers. Contract liabilities relate to deferred revenue resulting from customer payments received in both cash and noncash consideration in advance of satisfaction of performance obligations under the contract. Contract balances are classified as assets or liabilities on a contract-by-contract basis at the end of each reporting period.

The following table presents the location and amount of contract balances in the Company’s consolidated statements of financial position (in millions):

	Location of contract balances	March 31, 2021	September 30, 2020
Contract assets - current	Accounts receivable - net	$4	$3
Contract assets - current	Other current assets	19	11
Contract liabilities - current	Other current liabilities	(11)	(16)

For the six months ended March 31, 2021 and 2020, the Company recognized revenue of $16 million and $12 million, respectively, that was included in the beginning contract liability balance for the respective periods.

Remaining Performance Obligations

A performance obligation is a distinct good, service, or a bundle of goods and services promised in a contract. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. For product sales, each product sold to a customer typically represents a distinct performance obligation. The Company satisfies performance obligations at a point in time. The Company has applied the practical expedient to exclude the value of remaining performance obligations for contracts with an original expected duration of one year or less.

4.	Inventories

Inventories consisted of the following (in millions):

	March 31, 2021	September 30, 2020
Raw materials and supplies	$456	$396
Work-in-process	419	377
Finished goods	513	462

Inventories	$1,388	$1,235

5.	Property, Plant and Equipment

Property, plant and equipment consisted of the following (in millions):

	March 31, 2021	September 30, 2020
Buildings and improvements	$905	$877
Machinery and equipment	2,508	2,362
Construction in progress	478	520
Land	194	197

Total property, plant and equipment	4,085	3,956
Less: accumulated depreciation	(804)	(460)

Property, plant and equipment - net	$3,281	$3,496

Fixed asset acquisitions in accounts payable at March 31, 2021 and September 30, 2020 were $54 million and $95 million, respectively.

6.	Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill are as follows (in millions):

	September 30, 2020	Business Acquisitions	Currency Translation	March 31, 2021
Americas	$426	$—	$—	$426
EMEA	1,076	7	5	1,088
Asia	240	25	8	273

Total	$1,742	$32	$13	$1,787

At March 31, 2021 and September 30, 2020 the carrying amount of goodwill was $1,787 million and $1,742 million, respectively. The increase in the carrying amount of goodwill for the six months ended March 31, 2021 was the result of $32 million of activity related to acquisitions and $13 million foreign currency translation. Refer to Note 2, “—Acquisitions” of the notes to the consolidated financial statements for further information.

The Company’s other intangible assets, primarily from business acquisitions valued based on independent valuations, consisted of (in millions):

	March 31, 2021			September 30, 2020
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Definite-lived intangible assets
Customer relationships	$5,011	$(621)	$4,390	$5,001	$(459)	$4,542
Technology	950	(131)	819	945	(96)	849
Trademarks and miscellaneous	31	(5)	26	30	(4)	26

Total definite-lived intangible assets	5,992	(757)	5,235	5,976	(559)	5,417
Trademarks - indefinite-life	582	—	582	576	—	576

Total other intangible assets	$6,574	$(757)	$5,817	$6,552	$(559)	$5,993

The amortization of other intangible assets for the periods presented were as follows (in millions):

	Six Months Ended March 31,
	2021	2020
Amortization expense	$200	$193

Excluding the impact of any future acquisitions, the Company anticipates amortization for the years ending September 30, 2022, 2023, 2024, 2025 and 2026 will be approximately $388 million per year.

7.	Leases

The Company leases certain warehouses, office space, equipment and vehicles.

Some leases include one or more options to renew with renewal terms that can extend the lease term, and or options to purchase leased assets. The exercise of either a lease renewal or a purchase option is at the Company’s sole discretion. We have lease agreements that include both lease and non-lease components such as additional products and services provided to support the lease asset. Lease payments are allocated to non-lease components based on estimated stand-alone prices. The Company’s lease agreements do not contain restrictions or covenants. The depreciable life of assets and leasehold improvements are limited by the expected lease term. The amounts disclosed in our consolidated statements of financial position as of March 31, 2021 and September 30, 2020 pertaining to the lease of right-of-use (“ROU”) assets and lease liabilities were measured based on current expectations of exercising available renewal options.

We utilize our incremental borrowing rate (“IBR”) as the basis to calculate the present value of future lease payments, which includes residual value guarantees, purchase options and variable lease payments, where applicable, at lease commencement. Our IBR represents the rate that we would have to pay to borrow funds on a collateralized basis over a similar term and in a similar economic environment.

Leases with an initial term of 12 months or less are not recorded on our consolidated statements of financial position; we recognize lease expense for these leases on a straight-line basis over the lease term.

As of March 31, 2021, we have not entered into any leases, which have not yet commenced, that would entitle us to significant rights or create additional obligations.

The following table presents the components of the Company’s lease expense and the classification in the consolidated statements of loss for the periods presented (in millions):

		Six Months Ended March 31,
	Classification	2021	2020
Operating lease cost (1)	Cost of sales / Selling, general and administrative expenses	$21	$21
Finance lease cost
Amortization	Cost of sales / Selling, general and administrative expenses	5	4
Interest	Net financing charges	2	1

Net lease cost		$28	$26

(1)	Includes short-term leases and variable lease costs, which are immaterial.

The following table presents the balance and classifications of our ROU assets and lease liabilities included in our consolidated statements of financial position for the periods presented (in millions):

	Classification	March 31, 2021	September 30, 2020
Assets
Operating lease assets	Operating lease right-of-use assets	$86	$93
Finance lease assets (1)	Property, plant and equipment - net	48	50

Total leased assets		$134	$143

Liabilities
Current
Operating lease liabilities	Operating lease - current liabilities	$33	$30
Finance lease liabilities	Current portion of long- term debt	10	9
Noncurrent
Operating lease liabilities	Operating lease - noncurrent liabilities	54	62
Finance lease liabilities	Long-term debt	40	43

Total lease liabilities		$137	$144

(1)	Finance lease assets are recorded net of accumulated amortization of $20 million and $10 million as of March 31, 2021 and September 30, 2020, respectively.

The following table presents our weighted-average remaining lease terms and weighted-average IBR for our operating and financing leases for the periods presented:

	March 31, 2021	September 30, 2020
Weighted-average remaining lease term (years)
Operating leases	3.74	3.93
Finance leases	2.81	3.23
Weighted-average IBR
Operating leases	6.30%	6.63%
Finance leases	6.71%	6.76%

The following table presents additional information related to cash paid for amounts included in the measurement of lease liabilities included in our consolidated statement of cash flows for the periods presented (in millions):

	Six Months Ended March 31,
	2021	2020
Operating cash flows for operating leases	$(21)	$(21)
Operating cash flows for finance leases	(2)	(1)
Financing cash flows for finance leases	(5)	(3)
Noncash right-of-use assets obtained in exchange for operating lease liabilities	12	37
Noncash right-of-use assets obtained in exchange for financing lease liabilities	8	6

The following table presents the future undiscounted maturities of our operating and financing leases at March 31, 2021 and for each of the next five fiscal years ending September 30 and thereafter (in millions):

	Operating Leases	Finance Leases	Total
Remainder of 2021	$18	$7	$25
2022	29	21	50
2023	22	20	42
2024	15	3	18
2025	6	3	9
After 2025	8	3	11

Total lease payments	$98	$57	$155
Less: interest	(11)	(7)	(18)

Present value of lease liabilities	$87	$50	$137

8.	Debt and Financing Arrangements

Short-term debt consisted of the following (in millions):

	March 31, 2021	September 30, 2020
VIE bank borrowings - short-term (c)	$9	$—
Weighted average interest rate on short-term debt outstanding	11.9%	—%

Long-term debt consisted of the following (in millions):

	March 31, 2021	September 30, 2020
2026 USD Secured Notes (a)	$1,000	$1,000
2025 Secured Notes (a)	500	500
Euro Secured Notes (a)	821	821
Unsecured Notes (a)	1,950	1,950
USD Term Loan (b)	3,963	4,158
Euro Term Loan (b)	2,217	2,294
VIE bank borrowings - long-term (c)	3	—
Deferred financing cost	(241)	(271)
Finance lease liabilities (Note 7)	50	52

Gross long-term debt	10,263	10,504
Less: current portion
USD Term Loan	40	42
VIE bank borrowings - long-term (c)	1	—
Finance lease liabilities (Note 7)	10	9

Net long-term debt	$10,212	$10,453

(a)

In connection with the Acquisition, we issued $1,000 million aggregate principal amount of 6.250% Senior Secured Notes due 2026 (the “2026 USD Secured Notes”), €700 million aggregate principal amount of 4.375% Senior Secured Notes due 2026 (the “Euro Secured Notes” and, together with the 2026 USD Secured Notes, the “2026 Secured Notes”) and $1,950 million aggregate principal amount of 8.500% Senior Notes due 2027 (the “Unsecured Notes” and, together with the Secured Notes, the “Acquisition Financing Notes”). The Company used the net proceeds from the issuance of the Acquisition Financing Notes to finance the Acquisition.

In addition, on May 20, 2020, we issued $500 million aggregate principal amount of 6.750% Senior Secured Notes due 2025 (the “2025 Secured Notes”). The Company used the net proceeds from the issuance of the 2025 Secured Notes for general corporate purposes.

(b)

In connection with the Acquisition, the Company also entered into (i) senior secured credit facilities, initially consisting of (x) a 7-year $6,409 million equivalent principal amount first lien term loan facility (the “Term Loan Facility”) consisting of (1) a $4,200 million US Dollar denominated tranche (the “USD Term Loan”) with effective interest rates of 3.359% and 3.648% as of March 31, 2021 and September 30, 2020, respectively, and (2) a €1,955 million euro-denominated tranche (the “Euro Term Loan”) with effective interest rates of 3.250% and 3.750% as of March 31, 2021 and September 30, 2020, respectively, and (y) a 5-year $750 million first lien revolving credit facility (the “Revolving Facility”), and (ii) a 5-year $500 million asset-based revolving credit facility (the “ABL Facility”). The Company used the proceeds of the borrowings under the Term Loan Facility and the ABL Facility to pay the cash consideration for the Acquisition and pay related fees and expenses.

On March 5, 2020, the Company entered into an incremental amendment to the ABL Facility pursuant to which the aggregate commitments were increased by $250 million to $750 million in the aggregate. There were no outstanding borrowings under the Revolving Facility as of March 31, 2021 and as of September 30, 2020. There were no outstanding borrowings under the ABL Facility as of March 31, 2021 and September 30, 2020.

The ABL Facility is secured by a first-priority lien on the accounts receivable, excluding accounts receivable eligible under the Company’s receivables factoring programs and other defined ineligible items, and inventory of certain subsidiaries operating in the United States, Germany and Mexico. The Company’s Senior Secured Notes, Term Loan Facility and Revolving Facility are secured by a first-priority lien on substantially all of the

Company’s assets excluding those secured under the ABL Facility, and by a second-priority lien on the assets which secure the ABL Facility.

In March 2021, the Company closed on the repricing of the Term Loan Facility (“Debt Repricing”), which resulted in a 50 basis point rate reduction on the EUR Term Loan (issued with an original issue discount of 25 basis points) and 25 basis point rate reduction on the USD Term Loan. As part of the Debt Repricing, the Company also made $100 million in principal payments on the USD Term Loan and the First Lien Credit Agreement was amended to include provisions broadly consistent with the “hardwired” approach recommended prior to the repricing by the Alternative Rates Reference Committee convened by the Federal Reserve Board in relation to addressing the discontinuation of US dollar LIBOR. In conjunction with the Debt Repricing, the Company recorded approximately $16 million of expense in net financing charges on the consolidated statements of loss for the six months ended March 31, 2021, including $12 million of expense to write-off unamortized deferred financing costs on the extinguishment of debt.

During the six months ended March 31, 2021, in addition to the $100 million in principal payments made as part of the Debt Repricing noted above, the Company made $20 million in scheduled principal payments and approximately $150 million in voluntary principal payments on the Term Loan Facility ($75 million on the USD Term Loan and €65 million on the Euro Term Loan).

(c) In connection with the VIE Transaction, the Company assumed Turkish lira denominated short-term debt (“VIE bank borrowings - short-term”) and long-term debt (“VIE bank borrowings - long-term”) of Turkish lira 74 million and Turkish lira 32 million, respectively. Refer to Note 2, “—Acquisitions,” of the notes to consolidated financial statements for further information regarding the VIE Transaction.

The installments of long-term debt, excluding lease obligations and deferred financing costs, mature in the following fiscal years (in millions):

Year Ending September 30,
Remainder of 2021	$20
2022	41
2023	40
2024	40
2025	541
After 2025	9,772

Total debt maturities	$10,454

Total cash paid for interest on debt was $284 and $321 million for the six months ended March 31, 2021 and 2020, respectively.

The Company’s net financing charges line item in the consolidated statements of loss for the periods presented contained the following components (in millions):

	Six Months Ended March 31,
	2021	2020
Interest expense	$289	$289
Factoring fees	9	15
Banking fees and bond cost amortization	45	28
Interest income	(1)	—
Net foreign exchange results for financing activities	24	7

Net financing charges	$366	$339

9.	Derivative Instruments and Hedging Activities

The Company selectively uses derivative instruments to reduce the Company’s market risk associated with changes in interest rates, foreign currency and commodities. Under the Company’s policy, the use of derivatives is restricted to those intended for hedging purposes; the use of any derivative instrument for speculative purposes is strictly prohibited. A description of each type of derivative utilized by the Company to manage the Company’s risk is included in the following paragraphs.

Cash Flow Hedges

The Company has USD denominated variable-rate debt obligations and selectively enters into variable to fixed interest rate swaps to minimize variability in cash flows for interest payments associated with the designated proportion of the hedged debt. As cash flow hedges under ASC 815, “Derivatives and Hedging,” the hedge gains or losses due to changes in fair value are initially recorded as a component of accumulated other comprehensive income (“AOCI”) and are subsequently reclassified into earnings when the hedged transactions occur and affect earnings. These contracts were highly effective in hedging the variability in future cash flows attributable to changes in interest rates during the six months ended March 31, 2021 and 2020. The Company entered into nine interest rate swaps to hedge the variability in future cash flows associated with a portion of the Company’s variable-rate term loans. Four interest rate swaps, which became effective in May 2019 (the “May 2019 Interest Rate Swaps”), convert $1,000 million of the Company’s variable-rate USD term loans to a weighted average fixed interest rate of 2.153% plus the applicable margin. Four interest rate swaps, which became effective in July 2019 (the “July 2019 Interest Rate Swaps”), convert $1,000 million of the Company’s variable-rate USD term loans to a weighted average fixed interest rate of 1.653% plus the applicable margin. One interest rate swap, which became effective in June 2020 (the “June 2020 Interest Rate Swap”), converts $250 million of the Company’s variable-rate USD term loans to a weighted average fixed interest rate 0.519% plus the applicable margin (inclusive of a 0.0% LIBOR floor). The May 2019 Interest Rate Swaps and July 2019 Interest Rate Swaps mature on May 31, 2024. The June 2020 Interest Rate Swap matures on April 30, 2025.

The Company has Euro denominated variable-rate debt obligations and selectively enters into interest rate caps to minimize extreme adverse variability in cash flows for interest payments associated with the designated proportion of the hedged debt. As cash flow hedges, the hedge gains or losses due to changes in fair value are initially recorded as a component of AOCI and are subsequently reclassified into earnings when the hedged transactions occur and affect earnings. The option premiums paid for the caps are recorded to interest expense over the life of the cap on a straight-line basis. The foreign currency transaction gains and losses on the Euro caps are recognized in earnings each period. The hedged interest rate was below the strike price on the caps during the six months ended March 31, 2021 and 2020. The Company entered into four interest rate caps to further mitigate the Company’s exposure to increasing interest rates on its variable-rate Euro term loans. Two interest rate caps were effective beginning in May 2019 with a maturity of May 31, 2024, and they cap the interest on €500 million of the Company’s variable-rate term loans at 0.5%, plus the applicable margin. In executing these interest rate caps, the Company paid a premium of $3.7 million. Two interest rate caps were effective beginning in July 2019 with a maturity of May 31, 2024, and they cap the interest on €500 million of the Company’s variable-rate term loans at 0.0%, plus the applicable margin. In executing these interest rate caps, the Company paid a premium of $3.6 million.

The Company selectively hedged anticipated transactions that were subject to commodity price risk, primarily using commodity hedge contracts, to minimize overall price risk associated with the Company’s purchases of lead, tin and polypropylene in cases where commodity price risk cannot be naturally offset or hedged through supply base fixed price contracts. Commodity risks were systematically managed pursuant to policy guidelines. As cash flow hedges, the hedge gains or losses due to changes in fair value were initially recorded as a component of AOCI and were subsequently reclassified into earnings when the hedged transactions, typically sales, occurred and affected earnings. The maturities of the commodity hedge contracts coincided with the forecast of commodities purchases, generally over a forecast period of 12 months or less. These contracts were highly effective in hedging the variability in future cash flows attributable to changes in commodity prices during the periods presented.

The Company had the following outstanding contracts to hedge forecasted commodity purchases (in metric tons):

	Volume Outstanding as of
Commodity	March 31, 2021	September 30, 2020
Polypropylene	31,664	39,017
Lead	29,497	67,578
Tin	1,951	2,517

Net Investment Hedges

The Company enters into foreign currency denominated debt obligations to selectively hedge portions of its net investment in non-U.S. subsidiaries. The currency effects of the debt obligations are reflected in the AOCI account within equity where they offset currency gains and losses recorded on the Company’s net investments in Europe. At March 31, 2021 and September 30, 2020, the Company had €2.6 billion and €2.1 billion, respectively, of debt designated as a net investment hedge in the Company’s net investment in Europe. Pre-tax gains (losses) on net investment hedges recorded in foreign currency translation adjustments within AOCI were $24 million and ($9) million for the six months ended March 31, 2021 and 2020, respectively. For the six months ended March 31, 2021 and 2020, no gains or losses were reclassified from AOCI into the Company’s consolidated statements of loss.

Derivatives Not Designated as Hedging Instruments

The Company also holds certain foreign currency and diesel fuel forward contracts which do not qualify for hedge accounting treatment. The change in fair value of foreign currency exchange derivatives and commodity derivatives not designated as hedging instruments under ASC 815 are recorded in the consolidated statements of loss.

Fair Value of Derivative Instruments

The following table presents the location and fair values of derivative instruments and hedging activities included in the Company’s consolidated statements of financial position (in millions):

	Derivatives and Hedging Activities Designated as Hedging Instruments under ASC 815		Derivatives and Hedging Activities Not Designated as Hedging Instruments under ASC 815
	March 31, 2021	September 30, 2020	March 31, 2021	September 30, 2020
Other current assets
Foreign currency exchange derivatives	$—	$—	$11	$1
Commodity derivatives	24	4	1	—
Other noncurrent assets
Interest rate caps	1	1	—	—
Interest rate swaps	2	$—	$—	$—

Total assets	$27	$5	$12	$1

Other current liabilities
Foreign currency exchange derivatives	$—	$—	$11	$4
Commodity derivatives	2	6	—	—
Other noncurrent liabilities
Interest rate swaps	89	119	—	—

Total liabilities	$91	$125	$11	$4

Counterparty Credit Risk

The use of derivative financial instruments exposes the Company to counterparty credit risk. The Company has established policies and procedures to limit the potential for counterparty credit risk, including establishing limits for credit exposure and continually assessing the creditworthiness of counterparties. As a matter of practice, the Company deals with major banks worldwide having strong investment grade long-term credit ratings. To further reduce the risk of loss, the Company generally enters into International Swaps and Derivatives Association master netting agreements with substantially all of its counterparties. The Company’s derivative contracts do not contain any credit risk related contingent features and do not require collateral or other security to be furnished by the Company or the counterparties. The Company’s exposure to credit risk associated with its derivative instruments is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. The Company does not anticipate any non-performance by any of its counterparties, and the concentration of risk with financial institutions does not present significant credit risk to the Company.

Derivatives Impact on the Consolidated Statements of Loss and Statements of Comprehensive Loss

The following table presents the pre-tax gains (losses) recorded in other comprehensive income related to cash flow hedges for the periods presented (in millions):

	Six Months Ended March 31,
Derivatives in ASC 815 Cash Flow Hedging Relationships	2021	2020
Commodity derivatives	$36	$(17)
Interest rate swaps	14	(66)
Interest rate caps	—	—

Total	$50	$(83)

The following table presents the location and amount of the pre-tax gains (losses) on cash flow hedges reclassified from AOCI into the Company’s consolidated statements of loss for the periods presented (in millions):

Derivatives in ASC 815 Cash Flow Hedging Relationships	Location of Gain (Loss) Recognized in Income on Derivative	Six Months Ended March 31,
		2021	2020
Commodity derivatives	Cost of sales	$5	$(5)
Interest rate swaps	Net financing charges	(18)	(1)
Interest rate caps	Net financing charges	(1)	(1)

Total		$(14)	$(7)

The following table presents the location and amount of pre-tax gains (losses) on derivatives not designated as hedging instruments recognized in the Company’s consolidated statements of loss for the periods presented (in millions):

Derivatives Not Designated as Hedging Instruments under ASC 815	Location of Gain (Loss) Recognized in Income on Derivative	Six Months Ended March 31,
		2021	2020
Foreign currency exchange derivatives	Cost of sales	$1	$(12)
Commodity derivatives	Cost of sales	1	—
Foreign currency exchange derivatives	Net financing charges	3	(2)

Total		$5	$(14)

10.	Fair Value Measurements

ASC 820, “Fair Value Measurement,” defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC

820 also establishes a three-level fair value hierarchy that prioritizes information used in developing assumptions when pricing an asset or liability as follows:

Level 1: Observable inputs such as quoted prices in active markets for identical assets or liabilities;

Level 2: Quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs where there is little or no market data, which requires the reporting entity to develop its own assumptions.

ASC 820 requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

Recurring Fair Value Measurements

The following tables present the Company’s fair value hierarchy for those assets and liabilities measured at fair value as of March 31, 2021 and September 30, 2020 (in millions):

	Fair Value Measurements Using:
	Total as of March 31, 2021	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Other current assets
Foreign currency exchange derivatives	$11	$—	$11	$—
Commodity derivatives	25	—	25	—
Other noncurrent assets
Investments in marketable common stock	5	5	—	—
Interest rate caps	1	—	1	—
Interest rate swaps	2	—	2	—

Total assets	$44	$5	$39	$—

Other current liabilities
Foreign currency exchange derivatives	$11	$—	$11	$—
Commodity derivatives	2	—	2	—
Other noncurrent liabilities
Interest rate swaps	89	—	89	—

Total liabilities	$102	$—	$102	$—

	Fair Value Measurements Using:
	Total as of September 30, 2020	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Other current assets
Foreign currency exchange derivatives	$1	$—	$1	$—
Commodity derivatives	4	—	4	—
Other noncurrent assets
Investments in marketable common stock	2	2	—	—
Interest rate caps	1	—	1	—

Total assets	$8	$2	$6	$—

	Fair Value Measurements Using:
	Total as of September 30, 2020	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Other current liabilities
Foreign currency exchange derivatives	$4	$—	$4	$—
Commodity derivatives	6	—	6	—
Other noncurrent liabilities
Interest rate swaps	119	—	119	—

Total liabilities	$129	$—	$129	$—

Valuation Methods

Foreign currency exchange derivatives: The foreign currency exchange derivatives are valued under a market approach using publicized spot and forward prices.

Commodity derivatives: The commodity derivatives are valued under a market approach using publicized prices, where available, or dealer quotes.

Investments in marketable common stock: Investments in marketable common stock are valued using a market approach based on the quoted market prices. During the six months ended March 31, 2021, the unrealized gains recognized in the consolidated statements of loss on these investments that were still held as of March 31, 2021 were approximately $5 million. During the six months ended March 31, 2020, the unrealized gains recognized in the consolidated statements of loss on these investments that were still held as of March 31, 2020 were approximately $2 million.

Interest rate caps: The interest rate caps are valued under a market approach based on pricing models. These models use discounted cash flows that utilize the appropriate market-based forward swap curves and interest rates.

Interest rate swaps: The interest rate swaps are valued under a market approach based on pricing models. These models use discounted cash flows that utilize the appropriate market-based forward swap curves and interest rates.

The fair values of cash and cash equivalents, accounts receivable and accounts payable approximate their carrying values. The fair value of the Acquisitions Financing Notes, 2025 Secured Notes, and term loans were $10.7 billion and $10.8 billion at March 31, 2021 and September 30, 2020, respectively, which was determined based on quoted market prices for similar instruments classified as Level 2 inputs within the ASC 820 fair value hierarchy. The carrying value of short-term debt and other long-term debt approximates fair value.

11.	Accumulated Other Comprehensive Loss

The following schedule presents changes in AOCI attributable to the Company (in millions, net of tax):

	Six Months Ended March 31,
	2021	2020
Foreign currency translation adjustments
Balance at beginning of period	$(236)	$(49)
Aggregate adjustment for the period (net of tax effect of $0 and $0)	93	(150)
Change in noncontrolling interests (net of tax effect of $0 and $0)	—	(7)

Balance at end of period	(143)	(206)

Realized and unrealized gains (losses) on derivatives
Balance at beginning of period	(123)	(52)
Current period changes in fair value (net of tax effect of $(5) and $(3))	45	(80)
Reclassification to income (net of tax effect of $1 and $1) *	15	6

Balance at end of period	(63)	(126)

Accumulated other comprehensive loss, end of period	$(206)	$(332)

* Refer to Note 9, “—Derivative Instruments and Hedging Activities,” of the notes to consolidated financial statements for disclosure of the line items on the consolidated statements of loss affected by reclassifications from AOCI into income related to derivatives.

12.	Retirement Plans

The Company has non-contributory defined benefit pension plans covering certain U.S. and non-U.S. employees. The benefits provided are primarily based on years of service and average compensation or a monthly retirement benefit amount. The components of the Company’s net periodic benefit costs, which are primarily recorded in cost of sales in the consolidated statements of loss, are shown in the table below in accordance with ASC 715, “Compensation — Retirement Benefits” (in millions):

	Six Months Ended March 31,
	2021	2020
Components of Net Periodic Benefit Cost:
Service cost	$9	$8
Interest cost	5	6
Expected return on plan assets	(12)	(14)

Net periodic benefit cost	$2	$—

13.	Income Taxes

In calculating the provision for income taxes, the Company used an estimate of the annual effective tax rate based upon the facts and circumstances known at each interim period. Quarterly, the actual effective tax rate is adjusted, as appropriate, based upon elements as compared to those forecasted at the beginning of the fiscal year and each interim period thereafter. After application of the annual effective tax rate, interim periods were adjusted by any pertinent discrete tax expense/benefits, inclusive of applicable discrete foreign exchange fluctuation impacts.

The income tax provision for the six months ended March 31, 2021 was $137 million. The income tax provision was primarily related to income tax impacts of foreign exchange fluctuations, an increase in prior year uncertain tax positions and global mix of income.

The income tax benefit for the six months ended March 31, 2020 was ($19) million. The income tax benefit was primarily related to income tax impacts of foreign exchange fluctuations and global mix of income offset by changes in the deferred tax liability related to basis differences of certain subsidiaries.

Valuation Allowances

The Company reviews the realizability of its deferred tax assets quarterly. In determining the requirement for a valuation allowance, the historical and projected financial results of the legal entity or combined group recording the net deferred tax asset are considered, along with any other positive or negative evidence. Since future financial results may differ from previous estimates, periodic adjustments to the Company’s valuation allowances may be necessary.

Uncertain Tax Positions

During the six months ended March 31, 2021, gross unrecognized tax benefits increased from $40 million to $74 million, of which $59 million would affect the Company’s effective tax rate if recognized. The increase was primarily related to tax positions from prior years, for which the Company has an indemnity from JCI related to Predecessor tax period exposures which may be directly assessed on Successor subsidiaries.

Impact of Tax Legislation and Change in Statutory Tax Rates

On December 9, 2019 the “2020 Mexican Tax Reform” was published in the official gazette, with an effective date of January 1, 2020, unless an article expressly states a different effective date. In general, the legislation is meant to incorporate fundamentals of the Organisation for Economic Co-operation and Development (OECD) Base Erosion and Profit Shifting (BEPS) initiative with respect to cross-border payments and interest deductibility. Currently no guidance or specific interpretations have been issued with respect to these major provisions, which provides areas that are subject to different interpretations. Upon issuance of future guidance it could have a material impact on Clarios’ financial statements.

During the six months ended March 31, 2021 and 2020, tax legislation was adopted in various jurisdictions. Specific to the U.S. Consolidated Appropriations Act, 2021 and finalization of other Regulations, as the Company includes certain pass through entities, no specific U.S. income tax impacts are reflected in the Company’s consolidated financial statements. Other legislative changes did not have a material impact on the Company’s consolidated financial statements.

14.	Product Warranties

The Company offers assurance warranties to its customers depending upon the specific product and terms of the customer purchase agreement. A typical warranty program requires that the Company replace defective products within a specified time period from the date of sale. The Company records an estimate for future warranty-related costs based on actual historical return rates and other known factors. Based on analysis of return rates and other factors, the Company’s warranty provisions are adjusted as necessary. The Company monitors its warranty activity and adjusts its reserve estimates when it is probable that future warranty costs will be different than those estimates.

The Company’s product warranty liability is recorded in the consolidated statements of financial position in other current liabilities if the warranty is less than one year and in other noncurrent liabilities if the warranty extends longer than one year.

The changes in the carrying amount of the Company’s total product warranty liability for the periods presented were as follows (in millions):

	Six Months Ended March 31,
	2021	2020
Balance at beginning of period	$134	$133
Accruals for warranties issued during the period	97	81
Settlements made (in cash or in kind) during the period	(90)	(112)
Currency translation	1	(1)

Balance at end of period	$142	$101

15.	Restructuring and Impairment Costs

North America Recycling Plant Restructuring Plan

Effective January 19, 2021, the Company’s Board of Directors approved management’s plan to permanently close one of the Company’s battery recycling plants operating within North America in order to better align the Company’s operating footprint within the region to the Company’s revised procurement strategy. The permanent closure of this battery recycling plant will allow the Company to further focus its resources and attention on increasing the efficiency of its other battery recycling plants within the region, and optimize its best-in-class supply chain and logistics network. As a result, the Company recorded approximately $171 million of restructuring and impairment costs in the consolidated statements of loss for the six months ended March 31, 2021. These costs included approximately $157 million of non-cash asset impairment costs related to certain assets identified as having no alternative use and $14 million of costs primarily related to workforce reductions and other costs. Non-cash asset impairment costs were primarily measured using an income approach which considers the manner in which the assets could be operated to maximize their projected future cash inflows. The inputs utilized in the analyses are classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820, “Fair Value Measurement.” The Company may incur additional costs related to the closure and its estimates are subject to further refinement, which may be material, based upon changes in the facts and circumstances regarding closure activities undertaken, and the result of management’s review of various alternatives to owning and operating the battery recycling plant.

The following table summarizes the changes in the Company’s reserve for the North America Recycling Plant Restructuring Plan, included within other current liabilities in the consolidated statement of financial position (in millions):

Original reserve	$14
Utilized - Cash	(3)

Balance at March 31, 2021	$11

Other-than-temporary impairment of equity method investment

In March 2021, upon further assessment of the Company’s current strategies to penetrate emerging markets within Asia, the Company committed to a plan to divest one of its equity method investments in order to pursue alternative investment strategies within the market in which the equity method investment operates. In light of the Company’s decision, it evaluated the investment’s future business prospects and the marketability of equity interests in the investment, determining that collectively the facts and circumstances concerning the investment suggest that the fair value of the Company’s investment has declined below its carrying value and the decrease of value is deemed to be other-than-temporary. As a result, the Company recorded an impairment charge of $29 million within the restructuring and impairment costs line on the consolidated statements of loss for the six months ended March 31, 2021 to reduce the carrying value of the Company’s investment to its estimated fair value. The fair value of the equity method investment was determined by applying the income valuation method, which relies on projected financial results and discount rates based on the capital structures for similar market participants and included various risk premiums that account for risks associated with the investment. The inputs utilized in the analyses are classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820, “Fair Value Measurement.” Equity income recorded in the six months ended March 31, 2021 and 2020 related to this equity method investment was not material.

Organizational Transformation Plan

In October 2020, the Company announced that it would be launching an organizational transformation initiative. The initiative’s goals are, among others, to increase the efficiency and capability of its workforce through a realignment of the existing organizational structure to better meet the Company’s near-term commitments and long-term strategy. In December 2020, the Company committed to a significant plan to realign its organizational structure and streamline existing processes resulting in a charge of approximately $26 million being recorded in restructuring and impairment costs on the consolidated statement of loss for the six months ended March 31, 2021. The charge, which is the total amount incurred to date and the total amount expected to be incurred in connection with this restructuring plan, consisted primarily of severance costs associated with streamlining the workforce.

The following table summarizes the changes in the Company’s reserve for the Organizational Transformation Plan, included within other current liabilities in the consolidated statement of financial position (in millions):

Original reserve	$26
Utilized - Cash	(9)

Balance at March 31, 2021	$17

U.S. Manufacturing Plant Restructuring Plan

As part the Company’s ongoing focus on providing best-in-class service to customers, while optimizing and modernizing its operations and addressing market dynamics, the Company announced on May 4, 2020 that it will be streamlining its U.S. manufacturing network through the discontinuation of assembly operations at one of its plants in November 2020. As a result, the Company recorded $11 million of restructuring and impairment costs in the consolidated statement of income (loss) for the year ended September 30, 2020. These costs included approximately $10 million of non-cash asset impairment costs related to certain assets identified as having no alternative use and $1 million of costs primarily related to workforce reductions all of which have been paid as of March 31, 2021. Non-cash asset impairment costs were primarily measured using an income approach which considers the manner in which the assets could be operated to maximize their projected future cash inflows. The inputs utilized in the analyses are classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820, “Fair Value Measurement.”

Upon further review of the U.S. manufacturing network in March 2021, the Company concluded it would not repurpose the facilities and production assets of the assembly plant operations that were shut down in November 2020 and certain other production assets located in an adjacent assembly plant as other alternative investments in the network were identified, evaluated, and approved. As a result, the Company recognized $27 million of non-cash impairments within the restructuring and impairment costs line on the consolidated statements of loss for the six months ended March 31, 2021.

The Company continuously monitors its operating, workforce, and investment strategies for opportunities to further enhance the Company’s profitability, including but not limited to, opportunities to consolidate or modify its operations and/or workforce to improve efficiency and provide best-in-class levels of service to its customers. It is uncertain whether the Company will identify such opportunities in the future. The benefits of such opportunities and actions undertaken to realize these benefits, including costs related thereto, may have a material impact on the Company’s consolidated financial statements.

16.	Commitments and Contingencies

Environmental Matters

The Company accrues for potential environmental liabilities when it is probable a liability has been incurred and the amount of the liability is reasonably estimable. As of March 31, 2021 and September 30, 2020, reserves for environmental liabilities totaled $5 million and $4 million, respectively. Such potential liabilities accrued by the Company do not take into consideration possible recoveries of future insurance proceeds. They do, however, take into account the likely share other parties will bear at remediation sites. It is difficult to estimate the Company’s ultimate level of liability at many remediation sites due to the large number of other parties that may be involved, the complexity of determining the relative liability among those parties, the uncertainty as to the nature and scope of the investigations and remediation to be conducted, the uncertainty in the application of law and risk assessment, the various choices and costs associated with diverse technologies that may be used in corrective actions at the sites, and the often quite lengthy periods over which eventual remediation may occur. Nevertheless, the Company does not currently believe that any claims, penalties or costs in connection with known environmental matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. In addition, the Company has identified asset retirement obligations for environmental matters that are expected to be addressed at the retirement, disposal, removal or abandonment of existing owned facilities. The fair value of these obligations are recorded as liabilities on a discounted basis which is estimated using assumptions and judgements regarding such factors as the existence of a legal obligation for an asset retirement obligation, technical assessment of the assets, estimated amounts and timing of settlements, discount rates, and inflation rates, and represent Level 3 fair value measurements. At March 31, 2021 and September 30, 2020, the Company recorded conditional asset retirement obligations within other noncurrent liabilities of $34 million and $30 million, respectively.

Insurable Liabilities

The Company records liabilities primarily for workers’ compensation. The determination of these liabilities and related expenses is dependent on claims experience. Claims incurred but not yet reported are estimated by utilizing actuarial valuations based upon historical claims experience. At March 31, 2021 and September 30, 2020, the insurable liabilities recorded by the Company were $4 million and $3 million, respectively.

Vernon, CA Litigation

In December 2020, the Company received notice that it was named in a lawsuit filed by the state of California seeking relief associated with environmental contamination generated by a former Exide lead recycling facility in Vernon, CA, and for reimbursement of costs incurred to date by the state of California related to its investigation and clean up. The lawsuit also names other prior owner/operators as well as several former customers of the facility, including Clarios. The Company has engaged counsel to evaluate the merits of and potential defenses to the lawsuit and its allegations. To date the Company, at the advice of its counsel, is unable to reasonably estimate the potential loss or range of potential losses. It is at least reasonably possible that after further investigation into the facts and circumstances, an estimate of the potential loss or range of potential losses may be material.

Letters of Credit

The Company has obtained letters of credit securing our subsidiaries’ obligations pertaining to insurable risks, banking relationships, lease arrangements, and environmental matters. The maximum liability under such letters of credit as of March 31, 2021 was $73 million. These letters of credit have various expiration dates through March 2022. We do not anticipate that the counterparties will draw upon these letters of credit, and we expect that they will be renewed to the extent necessary in the future.

Purchase Obligations

The Company enters into long-term supply contracts for raw materials and other services to mitigate both supply and price risk, and contain both variable and fixed price terms based on the nature of the raw material or services acquired. As of March 31, 2021 total purchase obligations in relation to these long-term supply contracts is as follows (in millions):

	Total amounts for all years	Less than 1 year	1-3 years	3-5 years	More than 5 years
Purchase obligations	$3,370	$1,614	$1,195	$502	$59

In addition, as of March 31, 2021, there are various other liabilities recorded on the balance sheet for which the timing of the payments cannot be estimated due to the nature of the liabilities and are therefore excluded from the table above.

Long-term Incentive Plan

The long-term incentive plan (“LTIP”) was adopted by the Company effective as of January 1, 2020. The purpose of the plan is to retain senior management personnel of the Company, to incentivize them to make decisions with a long-term view and to influence behavior in a way that is consistent with maximizing value for the pre-IPO stockholders of the Company in a prudent manner. Each participant may be allocated a number of general and/or stretch pool option units, with a maximum of 10,555,200 option units (or Option Units) in the general pool and 2,638,800 option units in the stretch pool available for allocation. Awards of Option Units generally vest in equal increments over a five-year period beginning on the first anniversary of the grant date and are subject to continued employment with the Company through each vesting date. Any unvested Option Units that have not been previously forfeited will accelerate and become fully vested upon a “Change in Control” (as defined below).

Option Units will generally be settled in a lump sum payment within 30 days following a Change in Control based on the “Sales Proceeds” (as defined below) received by Brookfield Capital Partners V, L.P. (or, together with its affiliates, “Brookfield”) in connection with the Change in Control. The LTIP defines “Change in Control” as any transaction or series of transactions (including, without limitation, the consummation of a combination, share purchases, recapitalization, redemption, issuance of capital stock, consolidation, reorganization or otherwise) pursuant to which (a) a Person not affiliated with Brookfield acquires securities representing more than seventy percent (70%) of the combined voting power of the outstanding voting securities of the Company or the entity surviving or resulting from such transaction, (b) following a public offering of the Company’s stock, Brookfield has ceased to have a beneficial ownership interest in at least 30% of the Company’s outstanding voting securities (effective on the first of such date), or (c) the Company sells all or substantially all of the assets of the Company and its subsidiaries on a consolidated basis. It is intended that the occurrence of a Change in Control in which Sales Proceeds exceed the Threshold Value would constitute a “substantial risk of forfeiture” within the meaning of Section 409A of the Code. The LTIP defines “Threshold Value” as, as of any date of determination, an amount equal to $2,932,000,000 (which represents the amount of the total invested capital of Brookfield as of April 30, 2019), plus the dollar value of any cash or other consideration contributed to or invested in the Company by Brookfield after April 30, 2019. The Threshold Value shall be determined by the Board of Directors in its sole discretion. The LTIP defines “Sale Proceeds” as, as of any date of determination, the sum of all proceeds actually received by Brookfield, net of all Sales Costs (as defined below), (i) as consideration (whether cash or equity) upon the Change in Control and (ii) as distributions, dividends, repurchases, redemptions or otherwise as a holder of such equity interests in the Company. Proceeds that are not paid upon or prior to or in connection with the Change in Control, including earn-outs, escrows and other contingent or deferred consideration shall become “Sale Proceeds” only as and when such proceeds are received by Brookfield. The amount of Sale Proceeds shall be determined by Brookfield in its sole discretion. “Sales Costs” means any costs or expenses (including legal or other advisor costs), fees (including investment banking fees), commissions or discounts payable directly by Brookfield in connection with, arising out of or relating to a Change in Control, as determined by Brookfield in its sole discretion.

As of March 31, 2021, the awards are 20% vested. As the Company has concluded that a Change of Control is not probable, no expense has been recognized in the consolidated financial statements.

17.	Related Party Transactions

Related Party Transactions

In the ordinary course of business, the Company enters into transactions with related parties, such as equity method investments. Such transactions consist of the sale or purchase of goods and other arrangements.

The following table presents the net sales to and purchases from related parties included in the consolidated statements of loss for the periods presented (in millions):

	Six Months Ended March 31,
	2021	2020
Net sales	$327	$319
Purchases	11	31

The following table sets forth the amount of accounts receivable due from and payable to related parties in the consolidated statements of financial position (in millions):

	March 31, 2021	September 30, 2020
Receivable from related parties	$15	$65
Payable to related parties	6	2

18.	Segment Information

ASC 280, “Segment Reporting,” requires operating segments to be determined based on information that is regularly reviewed by our chief operating decision maker, our Chief Executive Officer, for the purpose of allocating resources to segments and in assessing their performance. Our business is organized into three operating segments: Americas, EMEA and Asia, corresponding to the global markets the Company participates in and bases its operating and product strategies upon. The Company’s operating segments are also its reportable segments.

Americas: Consists of manufacturing operations located in the United States, Mexico, Brazil, and Colombia, with distribution operations that expand across the continents of North America and South America, and equity method investments which primarily operate within the United States.

EMEA: Consists of manufacturing operations located in Germany, the Czech Republic, and Spain, with distribution operations that expand across the continents of Europe, Africa, and the transcontinental region of the Middle East, and equity method investments which primarily operate in the Middle East.

Asia: Consists of manufacturing operations located in China and Korea, with distribution operations that expand across the countries making up the Asia Pacific region, and equity method investments which primarily operate in India and China.

Management evaluates the performance of its business segments primarily on segment earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”), which represents net income (loss) before income taxes and noncontrolling interests, depreciation, intangible asset amortization, net financing charges, restructuring and impairment costs, net mark-to-market adjustments related to pension and postretirement plans, deal and stand-up costs, impacts of purchase accounting, core valuation changes and other items. Centrally incurred costs are allocated to the reportable segments by using a systematic approach whereby costs are assigned based on either underlying cost driver(s) or as a percentage of third-party revenue. Corporate activities which do not relate to the operations of the Americas, EMEA and Asia segments are not allocated. Corporate expenses primarily consist of the Company’s centralized corporate-level activities, such as salaries and benefits of certain corporate staff, product research and development activities, and other administrative expenses.

Financial information relating to the Company’s reportable segments is as follows (in millions):

	Six Months Ended March 31,
Net sales	2021	2020
Americas	$2,641	$2,419
EMEA	1,344	1,058
Asia	514	438

Total net sales	$4,499	$3,915

	Six Months Ended March 31,
	2021	2020
Adjusted EBITDA
Americas	$556	$505
EMEA	279	173
Asia	104	57
Corporate expenses	(62)	(47)

	$877	$688
Depreciation	(183)	(171)
Amortization of intangible assets	(200)	(193)
Net financing charges	(366)	(339)
Restructuring and impairment costs	(253)	—
Deal and stand up costs (a)	(17)	(7)
Impacts of purchase accounting (b)	(7)	(7)
Core valuation change (c)	32	(46)
Factoring fees (d)	9	15
Other items (e)	(3)	(45)

Loss before income taxes	$(111)	$(105)

(a)	Expenses related to establishing standalone business functions.
(b)	The amortization of the step-up in value of our equity method investments resulted in a reduction in equity income.
(c)	Represents the non-cash change in value of battery cores primarily due to the change in the value of lead.
(d)

Includes costs associated with ongoing receivable factoring programs. To mitigate long collection terms for accounts receivable from certain aftermarket customers, the Company actively engages in receivable factoring programs, through which accounts receivable are sold to third-party intermediaries in exchange for a fee based on LIBOR plus a spread.

(e)

Consists of other items including: (i) consulting costs related to operational improvement initiatives ($7 million and $27 million for the six months ended March 31, 2021 and 2020, respectively), (ii) transaction costs associated with the Bosch Transaction ($9 million for the six months ended March 31, 2020), (iii) severance costs ($7 million for the six months ended March 31, 2020), (iv) mark-to-market adjustments for investments in marketable common stock ($6 million gain for the six months ended March 31, 2021 and $2 million loss for the six months ended March 31, 2020), (v) insurance recovery on disposal of certain assets ($1 million for the six months ended March 31, 2021), (vi) equipment moving and installation costs related to discontinuing assembly operations of one of the Company’s U.S. plants ($5 million for the six months ended March 31, 2021), (vii) stranded fixed costs and inefficiencies related to the ramp down in operations at one of the Company’s North America recycling plants ($4 million for the six months ended March 31, 2021), (viii) loss on disposal of certain assets ($1 million for the six months ended March 31, 2021), (ix) remeasurement gains related to the consolidation of certain partially-owned affiliates ($6 million for the six months ended March 31, 2021), and (x) mark-to-market adjustments related to fuel forward contracts which do not qualify for hedge accounting treatment ($1 million gain for the six months ended March 31, 2021).

19.	Subsequent Events

Divestiture

In May 2021, the Company sold a portion of its holdings in one of its equity method investments within the Asia segment as it further assessed its current strategies to penetrate emerging markets. As a result of the sale, the Company realized an after-tax gain of $11 million and ceased applying the equity method as of the transaction date as the Company no longer possessed the ability to exercise significant influence over the partially-owned affiliate. The remaining investment will be reclassified prospectively as an investment in marketable common stock within current assets in the consolidated statement of financial position.

Debt and Financing Arrangements

In May 2021, the Company made $50 million in voluntary principal payments on the USD Term Loan. In June 2021, the Company redeemed $100 million principal amount of the 2026 USD Secured Notes and $50 million principal amount of the 2025 Secured Notes at a redemption price of 103 plus accrued interest.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners and the Board of Directors of Clarios Global LP

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Clarios Global LP and subsidiaries (the “Successor Company”) as of September 30, 2020 and 2019, the related consolidated statements of income (loss), statement of comprehensive income (loss), statement of cash flows, statement of equity, and the related notes and the schedule listed in the Index at Item 16 (b) (collectively referred to as the “financial statements”) for the year ended September 30, 2020 and the five month period ended September 30, 2019. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Successor Company as of September 30, 2020 and 2019, and the results of its operations and its cash flows for the year ended September 30, 2020 and the five month period ended September 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Successor Company’s management. Our responsibility is to express an opinion on the Successor Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Successor Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Successor Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Successor Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis-of-Matters

As discussed in Note 1 to the consolidated financial statements, effective April 30, 2019, the Successor Company was acquired in a business combination. As a result of the acquisition, the consolidated financial statements for the period after April 30, 2019 are presented on a different basis than before April 30, 2019 due to the application of purchase accounting, and, therefore, are not comparable to prior periods. The Successor Company consolidated financial statements are also not comparable as they are on a consolidated basis and the combined financial statements of the Power Solutions Business of Johnson Controls International plc (Predecessor Company) are on a combined basis. Our opinion is not modified with respect to these matters.

/s/ Deloitte & Touche LLP

Milwaukee, WI

May 4, 2021

We have served as the Successor Company’s auditor since 2019.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of Clarios Global LP

Opinion on the Financial Statements

We have audited the accompanying combined statements of income (loss), comprehensive income (loss), equity, and cash flows of Clarios Global LP and its subsidiaries (Predecessor) (the “Company”) for the seven months ended April 30, 2019 and for the year ended September 30, 2018, including the related notes and schedule of valuation and qualifying accounts for the seven months ended April 30, 2019 and for the year ended September 30, 2018 appearing under Item 16(b) (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the seven months ended April 30, 2019 and for the year ended September 30, 2018 in conformity with accounting principles generally accepted in the United States of America.

Changes in Accounting Principles

As discussed in Note 1 to the combined financial statements, the Company changed the manner in which it accounts for revenue from contracts with customers and the manner in which it accounts for intra-entity asset transfers of assets other than inventory in 2019.

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these combined financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Milwaukee, Wisconsin

May 4, 2021

We served as the Company’s auditor from 2016 to 2019.

Clarios Global LP

Consolidated & Combined Statements of Income (Loss)

(in millions)

	Successor		Predecessor
	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2018
Net sales	$7,602	$3,535	$4,993	$8,000
Cost of sales	6,405	3,214	4,059	6,293

Gross profit	1,197	321	934	1,707
Selling, general and administrative expenses	(936)	(459)	(359)	(474)
Equity income	48	17	30	58
Restructuring and impairment costs	(11)	—	—	(11)
Net financing charges	(717)	(274)	(23)	(40)

Income (loss) before income taxes	(419)	(395)	582	1,240
Income tax provision (benefit)	(17)	(31)	178	601

Net income (loss)	(402)	(364)	404	639
Income (loss) attributable to noncontrolling interests	(3)	(8)	23	47

Net income (loss) attributable to the Company	$(399)	$(356)	$381	$592

The accompanying notes are an integral part of the consolidated & combined financial statements.

Clarios Global LP

Consolidated & Combined Statements of Comprehensive Income (Loss)

(in millions)

	Successor		Predecessor
	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2018
Net income (loss)	$(402)	$(364)	$404	$639
Other comprehensive loss, net of tax:
Foreign currency translation	(176)	(61)	(88)	(154)
Realized and unrealized gains (losses) on derivatives	(71)	(52)	4	(21)
Realized and unrealized losses on marketable securities	—	—	—	(4)

Other comprehensive loss, net of tax	(247)	(113)	(84)	(179)

Total comprehensive income (loss)	(649)	(477)	320	460
Comprehensive income (loss) attributable to noncontrolling interests	1	(20)	20	38

Comprehensive income (loss) attributable to the Company	$(650)	$(457)	$300	$422

The accompanying notes are an integral part of the consolidated & combined financial statements.

Clarios Global LP

Consolidated Statements of Financial Position

(in millions)

	September 30, 2020	September 30, 2019
Assets
Cash and cash equivalents	$682	$388
Accounts receivable—net of allowance for doubtful accounts of $13 and $12	1,110	1,282
Inventories	1,235	1,329
Other current assets	236	236

Current assets	3,263	3,235

Operating lease right-of-use assets	93	75
Property, plant and equipment—net	3,496	3,528
Goodwill	1,742	1,819
Other intangible assets—net	5,993	6,193
Equity method investments	782	776
Noncurrent income tax assets	197	226
Other noncurrent assets	39	65

Total assets	$15,605	$15,917

Liabilities and Equity
Current portion of long-term debt	$51	$61
Operating lease—current liabilities	30	26
Accounts payable	1,138	1,181
Accrued compensation and benefits	151	139
Accrued interest	114	134
Other current liabilities	538	435

Current liabilities	2,022	1,976

Long-term debt	10,453	9,804
Operating lease—noncurrent liabilities	62	49
Pension and postretirement benefits	211	146
Noncurrent income tax liabilities	810	902
Other noncurrent liabilities	213	117

Long-term liabilities	11,749	11,018

Commitments and contingencies (Note 16)
Parent company investment	2,172	2,576
Accumulated other comprehensive loss	(359)	(101)

Equity attributable to the Company	1,813	2,475
Noncontrolling interest	21	448

Total equity	1,834	2,923

Total liabilities and equity	$15,605	$15,917

The accompanying notes are an integral part of the consolidated financial statements.

Clarios Global LP

Consolidated & Combined Statements of Cash Flows

(in millions)

	Successor		Predecessor
	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2018
Operating Activities
Net income (loss) attributable to the Company	$(399)	$(356)	$381	$592
Income (loss) attributable to noncontrolling interests	(3)	(8)	23	47

Net income (loss)	(402)	(364)	404	639
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation	346	136	144	243
Amortization	394	161	4	8
Pension and postretirement benefit expense	67	51	2	14
Pension and postretirement contributions	(4)	—	(36)	(1)
Earnings from equity method investments, net of dividends received	(23)	(9)	(26)	(38)
Deferred income taxes	(159)	(94)	46	(18)
Non-cash restructuring and impairment costs	10	—	—	6
Unrealized foreign currency remeasurement on debt	41	(44)	—	—
Other	58	22	7	(10)
Changes in assets and liabilities:
Accounts receivable	180	(167)	273	(38)
Inventories	102	427	(190)	(2)
Other assets	14	(27)	(15)	206
Accounts payable and accrued liabilities	(60)	388	(410)	(405)
Accrued income taxes	53	30	14	141

Net cash provided by operating activities	617	510	217	745

Investing Activities
Capital expenditures	(314)	(181)	(192)	(372)
Proceeds from sale of property, plant and equipment	—	1	—	—
Acquisition of businesses, net of cash acquired	113	(12,759)	—	—
Changes in long-term investments	(1)	24	23	13

Net cash used by investing activities	(202)	(12,915)	(169)	(359)

Financing Activities
Increase (decrease) in short-term debt—net	—	—	(5)	11
Increase in long-term debt	1,255	10,495	—	—
Repayment of long-term debt	(885)	(272)	(24)	(25)
Debt financing costs	(4)	(358)	—	—
Equity contribution	—	2,932	—	—
Change in noncontrolling interest share	(440)	—	—	15
Dividends paid to noncontrolling interests	—	—	—	(3)
Net transfers to parent	—	—	(19)	(387)
Other	—	(5)	(2)	—

Net cash provided (used) by financing activities	(74)	12,792	(50)	(389)

Effect of exchange rate changes on cash and cash equivalents	(47)	1	3	(2)

Net increase (decrease) in cash and cash equivalents	294	388	1	(5)
Cash and cash equivalents at beginning of period	388	—	15	20

Cash and cash equivalents at end of period	$682	$388	$16	$15

The accompanying notes are an integral part of the consolidated & combined financial statements.

Clarios Global LP

Consolidated & Combined Statements of Equity

(in millions)

	Parent Company Investment	Accumulated Other Comprehensive Loss	Equity Attributable to the Company	Noncontrolling Interest	Total Equity
Predecessor:
Balance as of September 30, 2017	$6,071	$(238)	$5,833	$16	$5,849
Comprehensive income (loss):
Net income	592	—	592	12	604
Other comprehensive income (loss), net of tax	—	(170)	(170)	1	(169)

Comprehensive income (loss)	592	(170)	422	13	435
Change in noncontrolling interests	—	—	—	15	15
Reclassification from redeemable noncontrolling interest	—	—	—	231	231
Change in parent company investment	(378)	—	(378)	—	(378)

Balance as of September 30, 2018	$6,285	$(408)	$5,877	$275	$6,152
Comprehensive income (loss):
Net income	381	—	381	23	404
Other comprehensive loss, net of tax	—	(81)	(81)	(3)	(84)

Comprehensive income (loss)	381	(81)	300	20	320
Adoption of ASC 606 (see Note 1)	(33)	—	(33)	—	(33)
Adoption of ASU 2016-01 (see Note 1)	(8)	8	—	—	—
Adoption of ASU 2016-16 (see Note 1)	(273)	—	(273)	—	(273)
Change in parent company investment	(12)	—	(12)	—	(12)

Balance as of April 30, 2019	$6,340	$(481)	$5,859	$295	$6,154

Successor:
Balance as of May 1, 2019	$2,932	$—	$2,932	$468	$3,400
Comprehensive loss:
Net loss	(356)	—	(356)	(8)	(364)
Other comprehensive loss, net of tax	—	(101)	(101)	(12)	(113)

Comprehensive loss	(356)	(101)	(457)	(20)	(477)

Balance as of September 30, 2019	$2,576	$(101)	$2,475	$448	$2,923
Comprehensive income (loss):
Net loss	(399)	—	(399)	(3)	(402)
Other comprehensive income (loss), net of tax	—	(251)	(251)	4	(247)

Comprehensive income (loss)	(399)	(251)	(650)	1	(649)
Change in noncontrolling interests	(5)	(7)	(12)	(428)	(440)

Balance as of September 30, 2020	$2,172	$(359)	$1,813	$21	$1,834

The accompanying notes are an integral part of the consolidated & combined financial statements.

Clarios Global LP

Notes to Consolidated & Combined Financial Statements

1.	Summary of the Business and Significant Accounting Policies

On March 12, 2018, Johnson Controls International plc (“JCI”) announced it was exploring strategic alternatives for its Power Solutions business (the “Company” or “Power Solutions”). On November 13, 2018, JCI entered into a Stock and Asset Purchase Agreement (“Purchase Agreement”) with BCP Acquisitions LLC, which subsequently assigned its rights under the Purchase Agreement to an affiliate (such entities being referred to as the “Purchaser,” as the context requires). The Purchaser was a newly-formed entity controlled by investment funds managed by Brookfield Asset Management Inc. Pursuant to the Purchase Agreement, on the terms and subject to the conditions therein, JCI agreed to sell, and the Purchaser agreed to acquire, Power Solutions for a purchase price of $13.2 billion. The transaction closed on April 30, 2019 (the “Acquisition Date”).

In the following text, the terms “Company,” “we,” “us” and “our” may refer, as the context requires, to Clarios Global LP and its consolidated subsidiaries (after giving effect to the consummation of its acquisition on the Acquisition Date from Johnson Controls International Plc (the “Acquisition”)) or to the Power Solutions business prior to the Acquisition Date. The term “Parent Company” refers to JCI as of and prior to the Acquisition Date, and refers to the Purchaser subsequent to the Acquisition Date.

As a result of the Acquisition, a new basis of accounting was created on May 1, 2019. In these consolidated & combined financial statements, the combined results of operations and cash flows of the Company for the periods ended on or prior to April 30, 2019 are referred to herein as “Predecessor” combined financial information, and the consolidated results of operations and cash flows of the Company beginning on May 1, 2019 and the consolidated financial position of the Company as of balance sheet dates subsequent to April 30, 2019 are referred to herein as “Successor” consolidated financial information. In the following text, “financial statements” refer to the Predecessor combined financial statements and the Successor consolidated financial statements for the respective periods presented.

The Predecessor and Successor financial information presented herein is not comparable primarily due to the fact that the Successor financial information reflects:

•

The application of acquisition accounting as of May 1, 2019, as further described in Note 2, which requires the acquirer to reflect the fair value of the net assets acquired in a business combination as of the date of acquisition which often exceeds the net assets’ carrying value on the acquired business’s financial statements. As a result of applying acquisition accounting, the carrying value of the Successor’s net assets exceeds the carrying value of the Predecessor’s net assets on the consolidated statement of financial position. The most significant implications to the consolidated statements of income (loss) for the Successor periods due to the application of acquisition accounting are increased depreciation and amortization expense;

•	Additional debt and interest expense associated with debt financing arrangements entered into in connection with the Acquisition, as further described in Note 8; and

•	Certain pass-through entities for purposes of Canadian and U.S. income taxation and, therefore, no income taxes are reflected in the Successor financial statements for those entities.

Certain amounts in the combined statement of cash flows for the Predecessor period have been reclassified to conform to the Successor period presentation.

These financial statements reflect the results of the operations, financial position and cash flows of the Company. JCI is a corporation organized under the laws of Ireland. Subsequent to the Acquisition, the Company is a limited partnership organized under the laws of Canada.

The separation from JCI was completed pursuant to various agreements related to the separation. These agreements include arrangements for transition services provided on a temporary basis by JCI.

Basis of Presentation

These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

For the Predecessor periods, these financial statements were prepared on a combined basis derived from the consolidated financial statements and accounting records of JCI as if the Company had been operating as a stand-alone company. The statements of income include allocations for certain support functions that are provided on a centralized basis by the Parent Company and subsequently recorded at the business unit level, such as expenses related to employee benefits, finance, human resources, risk management, information technology, facilities, and legal, among others. These expenses were allocated to the Company on the basis of direct usage when identifiable, with the remainder allocated on a proportional basis of combined sales, headcount or other measures of the Company or the Parent Company. Management believes the assumptions underlying the financial statements, including the assumptions regarding allocating general corporate expenses from the Parent Company, are reasonable and applied consistently for the periods presented. Nevertheless, the financial statements may not include all actual expenses that would have been incurred by the Company and may not reflect the combined results of operations and cash flows had it been a stand-alone company during the Predecessor periods presented. Actual costs that would have been incurred if the Company had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure.

COVID-19

In December 2019, a novel strain of coronavirus SARS-CoV-2, causing a disease referred to as COVID-19, was reported in Wuhan, China. The coronavirus has since spread to, and infections have been found in, the vast majority of countries around the world, including the United States and throughout Europe, Middle East and Africa (“EMEA”). In March 2020, the World Health Organization recognized the COVID-19 outbreak as a pandemic based on the global spread of the disease, the severity of illnesses it causes and its effects on society. In response to the COVID-19 outbreak, the governments of many countries, states and cities have imposed and re-imposed from time to time preventative or protective actions, such as imposing restrictions on travel and business operations, and advising or requiring individuals to limit or forego their time outside of their homes. Accordingly, the COVID-19 outbreak has severely restricted the level of economic activity in many countries, and continues to adversely impact global economic activity and has contributed to significant volatility in financial markets.

The Company’s operating performance is subject to global economic and market conditions, including their impacts on the global automotive industry. During the year ended September 30, 2020, the COVID-19 outbreak impacted the Company’s operational and financial performance, primarily due to lower sales volumes to our automotive original equipment manufacturers (“OEM”) customers, many of whom have experienced temporary shut-downs, and to a lesser extent our aftermarket customers due to temporary store closures and a reduction in purchases due to stay at home orders. We also experienced operational inefficiencies as we adjusted production levels to align with changing market demand and, in response to regulatory requirements, implemented enhanced safety measures to protect the health of our employees.

Because of the impacts COVID-19 had on the Company’s operations during the year ended September 30, 2020, the Company assessed certain accounting matters that require consideration of forecasted financial information, including, but not limited to, its allowance for doubtful accounts, the carrying value of the Company’s goodwill, intangible assets, and other long-lived assets and valuation allowances on deferred tax assets, with the information reasonably available to the Company and the unknown future impacts of COVID-19. As a result of these assessments, there were no impairments or material increases in allowance for doubtful accounts or valuation allowances that impacted the Company’s consolidated financial statements. Although the Company’s operations have resumed, there is no guarantee that COVID-19 will not require additional assessments in the future and these assessments would not result in material impacts to the consolidated financial statements in future reporting periods. Events and changes in circumstances arising after this report date, including those resulting from the impacts of COVID-19, will be reflected in management’s estimates for future periods.

Principles of Consolidation

For the Successor periods, the financial statements include the accounts of the Company that are consolidated in conformity with U.S. GAAP. All intercompany transactions have been eliminated. Investments in partially-owned affiliates for which the Company exercises significant influence but does not have control are accounted for by the equity method.

Under certain criteria as provided for in Accounting Standards Codification (“ASC”) 810, “Consolidation,” the Company may consolidate a partially-owned affiliate. To determine whether to consolidate a partially-owned affiliate, the Company first determines if the entity is a variable interest entity (“VIE”). An entity is considered to be a VIE if it has one of the following characteristics: 1) the legal entity does not have sufficient equity investment at risk; 2) residual equity holders do not control the entity; 3) equity holders are shielded from economic losses or do not participate fully in the entity’s residual economics; or 4) the entity was established with non-substantive voting. If the entity meets one of these characteristics, the Company then determines if it is the primary beneficiary of the VIE. The party with the power to direct activities of the VIE that most significantly impact the VIE’s economic performance and the potential to absorb benefits or losses that could be significant to the VIE is considered the primary beneficiary and consolidates the VIE. If the entity is not considered a VIE, then the Company applies the voting interest model to determine whether or not the Company shall consolidate the partially-owned affiliate.

In August 2019, the Company fully divested its interests in certain equity method investments identified as VIEs in exchange for $42 million generating an immaterial loss. As of September 30, 2019, the Company did not hold an equity interest in any VIEs.

Effective January 2020, the Company entered into certain distribution and technology agreements with an equity method investment that resulted in the Company’s counterparty in the equity method investment to no longer participate fully in the residual economics of the equity method investment, and as such, the equity method investment has been identified as a VIE. As of September 30, 2020, the Company was not considered to be the primary beneficiary of the VIE as the Company cannot make key operating decisions considered to be most significant to the VIE. Therefore, the VIE is accounted for under the equity method of accounting. Equity income related to the equity method investment for the year ended September 30, 2020 was not material. Concurrent with the distribution and technology agreements and to increase the Company’s investment in developing markets, the Company entered into a definitive purchase agreement to acquire from the counterparty a majority interest in the VIE and create additional shareholder rights giving the Company key operating decision making rights considered most significant to the VIE in exchange for nominal cash value. The transaction closed in October 2020 resulting in the Company being identified as the primary beneficiary of the VIE upon closing of the agreement; the Company will consolidate the VIE prospectively. In October 2020, the Company will account for the closing of the transaction as a step-acquisition of a business, which will require the Company to recognize in its financial statements the fair value of acquired net assets and consideration transferred to effect the acquisition. The Company is in the process of finalizing its fair value measurements.

In July 2020, the Company received notification that its bid to acquire its counterparty’s equity interests in a consolidated partially-owned affiliate and an equity method investment was successful. In order to increase the Company’s investment in developing markets, the Company has entered into an agreement to acquire the equity interests for approximately $32 million and to refinance the equity method investment’s debt at acquisition for approximately $44 million. The price paid to acquire the equity interest is subject to further adjustment based upon the collection of certain outstanding receivables acquired from the equity method investment. The transaction closed on December 15, 2020 upon receiving customary regulatory approvals, resulting in both entities being wholly-owned and consolidated by the Company. The Company will account for the acquisition of the counterparty’s equity interest in the equity method investment as a step-acquisition of a business, which will require the Company to recognize in its financial statements the fair value of acquired net assets and consideration transferred to effect the acquisition. The Company is in the process of preparing its fair value measurements.

Principles of Combination

For the Predecessor periods, the financial statements included certain assets and liabilities that were historically held at the Parent Company level but are specifically identifiable or otherwise attributable to the Company. All intercompany transactions and accounts within the Company’s combined businesses have been eliminated. All intercompany transactions between the Company and the Parent Company have been included in these combined statements of equity as parent company investment. Expenses related to corporate allocations from the Parent Company to the Company were considered to be effectively settled for cash in the financial statements at the time the transaction was recorded. See Note 17, “Related Party Transactions and Parent Company Investment,” of the notes to financial statements for further details.

Description of Business

The Company is a global supplier of lead-acid automotive batteries for virtually every type of passenger car, light truck and utility vehicle. The Company serves both OEM and the general vehicle battery aftermarket. The Company also supplies advanced battery technologies to power start-stop, hybrid and EVs.

Fair Value of Financial Instruments

The fair values of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate their carrying values. See Note 10, “Fair Value Measurements,” of the notes to financial statements for fair value of financial instruments, including derivative instruments, hedging activities and long-term debt.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents in the consolidated statements of financial position represent cash legally owned by the Company, and negative cash balances are reclassified to short term debt. Cash is managed by legal entity with cash pooling agreements in place for participating businesses within each cash pool master.

In the Predecessor periods, transfers of cash to and from the Parent Company’s cash management system are reflected as a component of parent company investment in the combined financial statements. Accordingly, the cash and cash equivalents held by the Parent Company were not attributed to the Company for the Predecessor periods presented, as legal ownership remained with the Parent Company.

Receivables

Receivables consist of amounts billed and currently due from customers and revenues that have been recognized for accounting purposes but not yet billed to customers. The Company extends credit to customers in the normal course of business and maintains an allowance for doubtful accounts resulting from the inability or unwillingness of customers to make required payments. The allowance for doubtful accounts is based on historical experience, existing economic conditions and any specific customer collection issues the Company has identified. The Company enters into factoring programs to sell certain accounts receivable without recourse to third-party financial institutions. Sales of accounts receivable are reflected as a reduction of accounts receivable on the consolidated statements of financial position and the proceeds are included in cash flows from operating activities in the consolidated & combined statements of cash flows. The carrying amount of accounts receivable sold under these programs was $1,041 million and $562 million as of September 30, 2020 and 2019, respectively. Factoring fees are included within net financing charges in the consolidated & combined statements of income (loss). Refer to Note 8, “Debt and Financing Arrangements,” of the notes to financial statements for further details.

Inventories

Inventories are stated at the lower of cost or net realizable value using the first-in, first-out (“FIFO”) method. Finished goods and work-in-process inventories include material, labor and manufacturing overhead costs.

Property, Plant and Equipment

Property, plant and equipment are initially recorded at cost. Depreciation is provided over the estimated useful lives of the respective assets using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. The estimated useful lives generally range from 3 to 40 years for buildings and improvements, and from 3 to 15 years for machinery and equipment.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill reflects the cost of an acquisition in excess of the fair values assigned to identifiable net assets acquired. The Company reviews goodwill for impairment during the fourth fiscal quarter or more frequently if events or changes in circumstances indicate the asset might be impaired. The Company performs impairment reviews for its reporting units using a fair value method based on management’s judgments and assumptions or third party valuations. The fair value of a reporting unit refers to the price that would be received to sell the unit as a whole in an orderly transaction between market participants at the measurement date. In estimating the fair value, the Successor Company uses a present value technique based on discounted cash flows to estimate the fair value of our reporting units. In estimating the fair value, the Predecessor Company used a multiples of earnings based on the average of published multiples of earnings of comparable entities with similar operations and economic characteristics and applies to the Company’s average of historical and future financial results. The inputs utilized in the analyses are classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820, “Fair Value Measurement.” The estimated fair value is then compared with the carrying amount of the reporting unit, including recorded goodwill. The Company is subject to financial statement risk to the extent that the carrying amount exceeds the estimated fair value. Refer to Note 6, “Goodwill and Other Intangible Assets,” of the notes to financial statements for information regarding the goodwill impairment testing performed.

Indefinite-lived intangible assets are subject to at least annual impairment testing. Indefinite-lived intangible assets primarily consist of trademarks and are tested for impairment using a relief-from-royalty method. A significant amount of management judgment and assumptions are required in performing the impairment tests.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property, plant and equipment and other intangible assets with definite lives, for impairment whenever events or changes in circumstances indicate that the asset’s carrying amount may not be recoverable. The Company conducts its long-lived asset impairment analyses in accordance with ASC 360-10-15, “Impairment or Disposal of Long-Lived Assets.” ASC 360-10-15 requires the Company to group assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and evaluate the asset group against the sum of the undiscounted future cash flows. If the undiscounted cash flows do not indicate the carrying amount of the asset is recoverable, an impairment charge is measured as the amount by which the carrying amount of the asset group exceeds its fair value based on discounted cash flow analysis or appraisals. Refer to Note 15, “Restructuring and Impairment Costs,” of the notes to consolidated financial statements for information regarding impairments recorded in the year ended September 30, 2020.

Revenue Recognition

Net sales consist of gross sales less sales adjustments related to provisions for customer returns, allowances and rebates. The Company’s revenue is generated through the manufacture and sale of automotive battery products to OEM and aftermarket customers globally, of which the delivery of goods ordered typically represents the Company’s sole performance obligation with respect to distinct goods and services offered to customers. The Company recognizes revenue typically at the point in time when control over the goods transfers to the customer as specified by the shipping terms agreed upon with the customer.

Research and Development Costs

Expenditures for research activities relating to product development and improvement are charged against income as incurred and included within selling, general and administrative expenses in the consolidated & combined statements of income (loss). Such expenditures for the year ended September 30, 2020, the five months ended September 30, 2019, seven months ended April 30, 2019 and year ended September 30, 2018 were $51 million, $23 million, $31 million and $57 million, respectively.

Foreign Currency Translation

The Company’s reporting currency is the U.S. dollar. Substantially all of the Company’s international operations use the respective local currency as the functional currency, with the exception of Mexico which is U.S. dollar functional. Monetary assets and liabilities of the company’s operations denominated in foreign currencies other than their functional currency are translated into their respective functional currencies using period end foreign currency exchange rates and expenses are translated using the exchange rate approximating those in effect on the date of the transactions during the reporting periods in which the expenses were transacted. Non-monetary assets and liabilities are translated at their historical foreign currency exchange rates. Gains and losses resulting from foreign exchange transactions are included in the determination of net income or loss for the period. The aggregate transaction losses (gains), net of the impact of foreign currency hedges, included in net income for the year ended September 30, 2020, the five months ended September 30, 2019, seven months ended April 30, 2019 and year ended September 30, 2018 were $112 million, $(24) million, $(11) million and $5 million, respectively.

Foreign currency financial statements are translated from their functional currency to the U.S. dollar at the rate of exchange in effect on the balance sheet date for all assets and liabilities. The resulting translation adjustments are accumulated as a component of accumulated other comprehensive income (“AOCI”). Revenue and expenses are translated at the exchange rate approximating those in effect on the date of the transactions, and exchange gains and losses arising from translation are included in other comprehensive income.

Derivative Financial Instruments

The Company has written policies and procedures that place all financial instruments under the direction of the Company and restrict all derivative transactions to those intended for hedging purposes. The use of financial instruments for speculative purposes is strictly prohibited. The Company has historically used financial instruments to manage the Company’s market risk from changes in interest rates, foreign exchange rates and commodity prices.

The fair values of all derivatives are recorded in the consolidated & combined statements of financial position. The change in a derivative’s fair value is recorded each period in current earnings or AOCI, depending on whether the derivative is designated as part of a hedge transaction and if so, the type of hedge transaction. See Note 9, “Derivative Instruments and Hedging Activities,” of the notes to financial statements for disclosure of the Company’s derivative instruments and hedging activities.

Investments

The Company invests in equity securities which are classified as available for sale and are marked to market at the end of each accounting period. Unrealized gains and losses on these securities are recognized in selling, general and administrative expenses within the consolidated & combined statements of income (loss). Refer to Note 10, “Fair Value Measurements,” of the notes to financial statements for further details.

Short-Term and Long-Term Debt

In connection to the Acquisition, the Company entered into variable and fixed rate indebtedness. Refer to Note 8, “Debt and Financing Arrangements,” of the notes to financial statements for further information on short-term and long-term debt.

Pension and Postretirement Benefits

Various defined benefit plans that relate solely to the Company are included in these financial statements. The Company utilizes a mark-to-market approach for recognizing pension and postretirement benefit expenses, including measuring the market related value of plan assets at fair value and recognizing actuarial gains and losses in the fourth quarter of each fiscal year or at the date of a remeasurement event. Refer to Note 12, “Retirement Plans,” of the notes to financial statements for disclosure of the Company’s pension and postretirement benefit plans.

In the Predecessor periods, the defined benefit plans in which the Company participates relate primarily to U.S. plans sponsored by the Parent Company and for which other wholly-owned subsidiaries (other than the Company) of the Parent Company participate (the “Shared Plans”). Under the guidance in ASC 715, “Compensation—Retirement Benefits,” the Company accounts for the Shared Plans as multiemployer plans, recording contributions to the pension plans as an allocation of net periodic benefit costs associated with the Company’s employees. Expenses related to the employees’ participation in the Shared Plans were calculated using a proportional allocation based on headcount and payroll expense for the Company’s employees. The pension expense allocation related to the Shared Plans under the multiemployer approach contains all components of the periodic benefit cost, including interest and service costs and was recorded primarily as a component of selling, general and administrative expenses in the financial statements.

Loss Contingencies

Accruals are recorded for various contingencies including legal proceedings, environmental matters, self-insurance and other claims that arise in the normal course of business. The accruals are based on judgment, the probability of losses and, where applicable, the consideration of opinions of internal and/or external legal counsel and actuarially determined estimates.

The Company is subject to laws and regulations relating to protecting the environment. The Company provides for expenses associated with environmental remediation obligations when such amounts are probable and can be reasonably estimated. Refer to Note 16, “Commitments and Contingencies,” of the notes to financial statements.

The Company recorded liabilities for its workers’ compensation, product, general and auto liabilities. The determination of these liabilities and related expenses is dependent on claims experience. For most of these liabilities, claims incurred but not yet reported are estimated by utilizing actuarial valuations based upon historical claims experience.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets (“DTAs”) and deferred tax liabilities (“DTLs”) for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines DTAs and DTLs on the basis of the differences between the financial statement and tax basis of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on DTAs and DTLs is recognized in income in the period that includes the enactment date.

The Company recognizes DTAs to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If it is determined that the Company would be able to realize its DTAs in the future in excess of their net recorded amount, the Company would make an adjustment to the DTA valuation allowance, which would reduce the provision for income taxes.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being sustained upon examination by authorities. Interest and penalties related to uncertain tax positions are recognized as part of the provision for income taxes and are accrued beginning in the period that such interest and penalties would be applicable under relevant tax law and until such time that the related tax benefits are recognized. Refer to Note 13, “Income Taxes,” of the notes to financial statements for the Company’s income tax disclosures.

Parent Company Investment

Parent company investment includes capital contributions and/or dividends as well as the results of operations and other comprehensive income (loss). Refer to Note 17, “Related Party Transactions and Parent Company Investment,” of the notes to financial statements.

New Accounting Pronouncements

Recently Issued and Effective Accounting Pronouncements

In October 2016, the FASB issued ASU No. 2016-16, “Accounting for Income Taxes: Intra-Entity Asset Transfers of Assets Other than Inventory.” The ASU requires the tax effects of all intra-entity sales of assets other than inventory to be recognized in the period in which the transaction occurs. The guidance was early adopted by the Company for the quarter ending December 31, 2018. The guidance was applied under the modified retrospective approach which resulted in a reduction to parent company investment and noncurrent income tax assets of $273 million.

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities.” ASU No. 2016-01 amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments, including marketable securities. Additionally, in February 2018, the FASB issued ASU No. 2018-03, “Technical Corrections and Improvements to Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities,” which provides additional clarification on certain topics addressed in ASU No. 2016-01. ASU No. 2016-01 and ASU No. 2018-03 were early adopted by the Company for the quarter ending December 31, 2018. The guidance was applied under the modified retrospective approach which resulted in a decrease to parent company investment of $8 million. The new standard requires the mark-to-market of marketable securities investments previously recorded within accumulated other comprehensive income on the combined statements of financial position be recorded in the consolidated & combined statements of income (loss) on a prospective basis beginning as of the adoption date.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606).” ASU No. 2014-09 and its related amendments (collectively, the “New Revenue Standard”) clarify the principles for recognizing revenue when an entity either enters into a contract with customers to transfer goods or services or enters into a contract for the transfer of non-financial assets. The Company early adopted the New Revenue Standard on October 1, 2018 using a modified retrospective approach. Under the New Revenue Standard, revenue recognition is impacted as certain customers return battery cores which are now included in the transaction price as noncash consideration. As of October 1, 2018, the Company applied the New Revenue Standard to contracts that were not completed as of this date under the modified retrospective approach which resulted in a decrease to parent company investment of $33 million, which relates primarily to deferred revenue recorded for certain battery core returns that represent a material right provided to customers.

The impact of adoption of the New Revenue Standard to the Company’s consolidated & combined statements of income (loss) for the five months ended September 30, 2019 and seven months ended April 30, 2019 was an increase to net sales of approximately $378 million and $659 million, respectively. The impact to both gross profit and net income for the five months ended September 30, 2019 was immaterial. For the seven months ended April 30, 2019, the impact to gross profit and net income was $35 million and $26 million, respectively.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)” and in July 2018, ASU No. 2018-10, “Codification Improvements to Topic 842, Leases,” and ASU 2018-11, “Leases (Topic 842)—Targeted Improvements” (collectively, “the new lease standard”). The impact of adopting the new lease standard primarily relates to the recognition of a lease right-of-use (“ROU”) asset and current and non-current lease liabilities for the Company’s operating leases on the consolidated statement of financial position. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term.

The Company early adopted the new lease standard as of the Acquisition Date in accounting for the lease ROU assets and liabilities arising from the business combination in the Company’s acquisition accounting (see Note 2). The Company elected the practical expedient to exclude short-term leases from recognition in the Company’s consolidated statement of financial position. The result of adopting the new lease standard resulted in the recognition of additional lease ROU assets and liabilities of approximately $83 million for the Company’s operating leases on the consolidated statement of financial position as of the Acquisition Date. The adoption of the new lease standard did not have a material impact on the Company’s consolidated statement of income (loss), equity or cash flows as of the adoption date.

Recently Issued But Not Effective Accounting Pronouncements

In June 2016, the FASB issued Accounting Standards Update ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), and related amendments (“ASU 2016-03”), which replaces the incurred loss impairment methodology under prior U.S. GAAP with an expected credit loss model. ASU 2016-13 affects trade receivables, loans, contract assets, certain beneficial interests, off-balance sheet credit exposures not accounted for as insurance and other financial assets that are not subject to fair value through net income, as defined by the standard. Under the expected credit loss model, the Company is required to consider future economic trends to estimate expected credit losses over the lifetime of the asset. Adoption of the standard will be applied using a modified retrospective approach through a cumulative-effect adjustment to retained earnings as of the effective date to align our credit loss methodology with the new standard. The amendments will be effective for the Company’s annual and interim periods beginning October 1, 2021, with early adoption permitted. The Company is currently evaluating the impact of this pronouncement on the Company’s consolidated financial statements and disclosures.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (“ASU 2020-04”). ASU 2020-04 provides optional guidance for a limited period of time to ease potential accounting impact associated with transitioning away from reference rates that are expected to be discontinued, such as the London Interbank Offered Rate (“LIBOR”). The amendments in this ASU apply only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued. The amendments in ASU 2020-04 can be adopted as of March 12, 2020 and are effective through December 31, 2022. The Company is currently evaluating whether it will adopt this pronouncement and the resulting impacts, if any, of adoption on the Company’s consolidated financial statements and disclosures.

In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (“ASU 2018-15”). ASU 2018-15 requires implementation costs incurred by customers in cloud computing arrangements to be deferred over the non-cancellable term of the cloud computing arrangements plus any optional renewal periods (1) that are reasonably certain to be exercised by the customer or (2) for which exercise of the renewal option is controlled by the cloud service provider. The standard can be adopted either using the prospective or retrospective transition approach, and is effective for the Company’s annual and interim periods beginning October 1, 2020. The Company is currently evaluating which transition approach it will elect and the impact of this pronouncement on the Company’s consolidated financial statements and disclosures.

Other recently issued accounting pronouncements are not expected to have a material impact on the Company’s financial statements.

2.	Acquisitions

Power Solutions Transaction

As disclosed in Note 1, “Summary of the Business and Significant Accounting Policies”, JCI agreed to sell, and the Purchaser agreed to acquire, the Company for a gross purchase price of $13.2 billion. The transaction closed on April 30, 2019. As of April 30, 2020, the Company completed the analysis to assign fair values to all assets acquired and liabilities assumed, finalizing the purchase price allocation. The Company accounted for the Acquisition as a business combination using the acquisition method of accounting. At closing, the Company issued its equity interest valued at $2.9 billion, and utilized $9.9 billion of the proceeds from the Company’s issuance of $10.3 billion of debt (see Note 8) to finance the net purchase price of $12.8 billion as defined by the Purchase Agreement. For the five months ended September 30, 2019 and seven months ended April 30, 2019, selling, general and administrative expenses included transaction costs of $79 million and $58 million, respectively. There were no transaction costs incurred for the years ended September 30, 2020 and 2018.

The assets acquired and liabilities assumed were recorded at their respective fair values as of the Acquisition Date. The Company engaged independent valuation specialists to assist with the determination of the fair value of assets acquired, liabilities assumed, noncontrolling interest, and goodwill, based on business valuation methodologies and utilized income, market, and cost valuation methods to estimate fair value. The income valuation method represents the present value of future cash flows over the life of the asset or asset group using: (i) discrete financial forecasts, which rely on management’s estimate of the results of future revenues and operating expenses; (ii) long-term growth rates; (iii) appropriate discount rates; and (iv) expected future capital requirements. The market valuation method uses prices paid for a similar asset by other purchasers in the market, normalized for any differences between the assets. The cost valuation method is based on the replacement cost of a comparable asset at the time of the acquisition adjusted for depreciation and economic and functional obsolescence of the asset.

The purchase price allocation of the Acquisition is as follows (in millions):

Purchase Price Allocation
Purchase price (a)	$12,657
Cash	11
Accounts receivable	1,130
Inventories (b)	1,765
Other current assets	341
Property, plant and equipment (c)	3,494
Operating lease right-of-use assets	83
Other intangible assets (d)	6,550
Equity method investments (e)	833
Noncurrent income tax assets (f)	17
Other noncurrent assets	25

Assets acquired	14,249
Finance lease liabilities	38
Operating lease liabilities	83
Accounts payable	1,034
Accrued compensation and benefits	103
Other current liabilities	536
Pension and postretirement benefits	96
Noncurrent income tax liabilities (f)	867
Other noncurrent liabilities	84

Liabilities assumed	2,841

Net identifiable assets acquired	11,408

Noncontrolling interest (g)	(468)

Goodwill acquired	$1,717

(a)

Subsequent to September 30, 2019 and prior to closing the measurement period, the Company recorded a reduction of the purchase price due to certain working capital adjustments in accordance with the Purchase Agreement in the amount of $113 million.

(b)

The fair value of finished goods and work-in-process inventory is based on the income valuation method, which relies on estimates of inventory selling prices, cost-to-dispose of inventory, and cost-to-convert work-in-process to finished goods inventory. The fair value of raw materials inventory is based on the cost valuation method.

(c)

The fair value of property, plant and equipment is based on applying the cost valuation method, which relies on published market cost data for comparable assets and estimates of the remaining useful life of subject assets.

(d)

The fair value of other intangible assets was determined by applying the income valuation method. The fair value of customer relationships, technology and trademarks relies on projected financial results with the fair value of customer relationships relying upon estimated customer attrition rates, and the fair value of both technology and trademarks relying upon published royalty rate market data. Subsequent to September 30, 2019 and prior to closing the measurement period, adjustments were made to increase the fair value of customer relationships, trademarks—definite-life, and trademarks -indefinite-life, by $40 million, $20 million, and $70 million, respectively, and the weighted average life of trademarks—definite-life was decreased from 14 years to 11 years. These adjustments reflect the measurement of acquired other intangible assets using finalized discount rates and did not have a material impact on the consolidated statement of income (loss) and consolidated statement of cash flows.

(e)

The fair value of the Company’s significant equity method investments was primarily determined by applying the income valuation method, which relies on projected financial results and discount rates based on the capital structures for similar market participants and included various risk premiums that account for risks associated with the specific investments. The remainder of the fair value of the Company’s significant equity method investments was determined by applying the market valuation method which considers the price that would be paid to acquire a similar asset in an orderly transaction between market participants. This includes equity method goodwill of $222 million due to the excess estimated fair value over the book value of the investments.

(f)

Deferred income tax assets and liabilities represent the future tax benefit or tax expense associated with the differences between the fair value allocated to assets (excluding goodwill) and liabilities and the historical carryover tax basis of these assets and liabilities, where applicable. A deferred tax liability has not been recognized for the basis difference inherent in the fair value allocated to goodwill. Subsequent to September 30, 2019 and prior to closing the measurement period, adjustments were made to decrease noncurrent income tax assets by $154 million and noncurrent income tax liabilities by $94 million. These adjustments reflect the measurement of deferred taxes taking into account the reduction of the purchase price, increase in other intangible assets, and other matters, and did not have a material impact on the consolidated statement of income (loss) and consolidated statement of cash flows.

(g)

The fair value of noncontrolling interest was determined by applying the income valuation method, which relies on projected financial results, long-term growth rates, and discount rates associated with the noncontrolling interest’s lack of control.

The excess of the purchase price over the estimated fair values of the assets acquired and the liabilities assumed was recognized as goodwill at the Acquisition Date. Refer to Note 6, “Goodwill and Other Intangible Assets,” of the notes to financial statements for further information. The goodwill reflects the value paid primarily for future customer growth, the development of future technology, and the assembled workforce.

The purchase price allocation to identifiable other intangible assets acquired is as follows (in millions):

	Fair Value	Weighted Average Life (in years)
Definite-lived intangible assets
Customer relationships	$5,010	16
Technology	940	14
Trademarks—definite-life	30	11

Total definite-lived intangible assets	5,980
Trademarks—indefinite-life	570

Total other intangible assets	$6,550

Bosch Transaction

On August 9, 2019, the Company entered into an agreement with Robert Bosch GmbH (“Bosch”), pursuant to which the Company agreed to acquire from Bosch the 20% interests held by Bosch in the joint venture in which the Company holds the remaining interests. The transaction closed on December 12, 2019, the purchase price being funded through the Company’s available liquidity. The effect of the change in the Company’s ownership interest in the joint venture with Bosch is as follows (in millions):

	Equity Attributable to the Company	Noncontrolling Interest	Total Equity
Balance as of September 30, 2019	$2,475	$448	$2,923
Net loss	(399)	(3)	(402)
Other comprehensive income (loss), net of tax	(251)	4	(247)
Change in noncontrolling interests	(12)	(428)	(440)

Balance as of September 30, 2020	$1,813	$21	$1,834

3.	Revenue

The Company services both automotive OEM and the battery aftermarket by providing advanced battery technology. The Company’s revenue is generated through the manufacture and sale of automotive battery products, of which the delivery of goods ordered typically represents the Company’s sole performance obligation with respect to distinct goods and services offered to customers. The Company recognizes revenue typically at the point in time when control over the goods transfers to the customer as specified by the shipping terms agreed upon with the customer.

The transaction price includes the total consideration expected to be received under the contract which may include both cash and noncash components. The calculation of the transaction price for contracts containing noncash consideration includes the fair value of the noncash consideration to be received as of the contract’s inception date. Noncash consideration received from customers consists of spent battery cores for which the Company estimates fair value based on the lead content to be obtained from their reclamation and the market price of the relevant lead index as of the contract’s inception date; this is considered to be a level 2 fair value measurement. Certain customer agreements contain future price discounts for additional product purchases if the customer returns batteries cores. These material rights are accounted for as separate performance obligations and recognized as deferred revenue within other current liabilities in the consolidated statements of financial position each time the battery cores are received. Material rights are recognized as revenue in the month following the receipt of the returned battery core as options are either exercised when the customer purchase additional product or expire at the end of the month.

The Company considers the contractual consideration payable by the customer and assesses variable consideration that may affect the total transaction price, including discounts, rebates, refunds, credits or other similar sources of variable consideration, when determining the transaction price of each contract. The Company includes variable consideration in the estimated transaction price when it is probable that significant reversal of revenue recognized would not occur when the uncertainty associated with variable consideration is subsequently resolved. These estimates are based on the amount of consideration that the Company expects to be entitled to.

Shipping and handling costs billed to customers are included in sales and the related costs are included in cost of sales when control transfers to the customer. The Company has elected to present amounts collected from customers for sales and other taxes net of the related amounts remitted.

Disaggregated Revenue

The following table presents disaggregation of revenues by geography (in millions):

	Successor		Predecessor
	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2018
Americas	$4,710	$2,230	$3,090	$4,349
EMEA	2,036	946	1,281	2,478
Asia	856	359	622	1,173

Total	$7,602	$3,535	$4,993	$8,000

Contract Balances

Contract assets in accounts receivable—net relate to the Company’s right to consideration for performance obligations satisfied but not billed and consist primarily of unbilled receivables. Contract assets in other current assets relate to noncash consideration of spent battery cores to be received from customers. Contract liabilities relate to deferred revenue resulting from customer payments received in both cash and noncash consideration in advance of satisfaction of performance obligations under the contract. Contract balances are classified as assets or liabilities on a contract-by-contract basis at the end of each reporting period.

The following table presents the location and amount of contract balances in the Company’s consolidated statements of financial position (in millions):

	Location of contract balances	September 30, 2020	September 30, 2019
Contract assets—current	Accounts receivable—net	$3	$22
Contract assets—current	Other current assets	11	23
Contract liabilities—current	Other current liabilities	(16)	(12)

For the year ended September 30, 2020 and seven months ended April 30, 2019, the Company recognized revenue of $12 million and $64 million, respectively, that was included in the beginning contract liability balance for the respective periods.

Remaining Performance Obligations

A performance obligation is a distinct good, service, or a bundle of goods and services promised in a contract. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. For product sales, each product sold to a customer typically represents a distinct performance obligation. The Company satisfies performance obligations at a point in time. The Company has applied the practical expedient to exclude the value of remaining performance obligations for contracts with an original expected duration of one year or less.

4.	Inventories

Inventories consisted of the following (in millions):

	September 30, 2020	September 30, 2019
Raw materials and supplies	$396	$336
Work-in-process	377	448
Finished goods	462	545

Inventories	$1,235	$1,329

5.	Property, Plant and Equipment

Property, plant and equipment consisted of the following (in millions):

	September 30, 2020	September 30, 2019
Buildings and improvements	$877	$808
Machinery and equipment	2,362	2,024
Construction in progress	520	623
Land	197	193

Total property, plant and equipment	3,956	3,648
Less: accumulated depreciation	(460)	(120)

Property, plant and equipment—net	$3,496	$3,528

Fixed asset acquisitions in accounts payable at September 30, 2020 and 2019 were $95 million and $123 million, respectively.

6.	Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill are as follows (in millions):

	September 30, 2019	Acquisition Goodwill	Currency Translation	September 30, 2020
Americas	$310	$122	$(6)	$426
EMEA	1,323	(284)	37	1,076
Asia	186	49	5	240

Total	$1,819	$(113)	$36	$1,742

	Acquisition Date Goodwill	Currency Translation	September 30, 2019
Americas	$311	$(1)	$310
EMEA	1,335	(12)	1,323
Asia	184	2	186

Total	$1,830	$(11)	$1,819

At September 30, 2020 and 2019 the carrying amount of goodwill was $1,742 million and $1,819 million, respectively. The decrease in the carrying amount of goodwill for the year ended September 30, 2020 was the result of $113 million of net activity related to the Acquisition, including a purchase price reduction and various allocation adjustments, partially offset by $36 million of foreign currency translation. There were no goodwill impairments resulting from the annual impairment tests performed in the Successor and Predecessor periods presented. At September 30, 2020 there were no accumulated impairment charges. The Company continuously monitors for events and circumstances that could negatively impact the key assumptions in determining fair value, including long-term revenue growth projections, profitability, discount rates, recent market valuations from transactions by comparable companies, and general industry, market and macro-economic conditions. It is possible that future changes in such circumstances, or in the variables associated with the judgments, assumptions and estimates used in assessing the fair value of the reporting unit, would require the Company to record a non-cash impairment charge.

The assumptions included in the impairment tests require judgment, and changes to these inputs could impact the results of the calculations. The primary assumptions used in the impairment tests were the business growth rates and discount rates. Although the Company’s forecasts are based on assumptions that are considered reasonable by management and consistent with the plans and estimates management is using to operate the underlying businesses, there are significant judgments in determining the expected future growth rates of a reporting unit.

The Company’s other intangible assets, primarily from business acquisitions valued based on independent valuations, consisted of (in millions):

	September 30, 2020			September 30, 2019
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Definite-lived intangible assets
Customer relationships	$5,001	$(459)	$4,542	$4,921	$(130)	$4,791
Technology	945	(96)	849	927	(29)	898
Trademarks and miscellaneous	30	(4)	26	13	—	13

Total definite-lived intangible assets	5,976	(559)	5,417	5,861	(159)	5,702
Trademarks—indefinite-life	576	—	576	491	—	491

Total other intangible assets	$6,552	$(559)	$5,993	$6,352	$(159)	$6,193

The amortization of other intangible assets for the periods presented were as follows (in millions):

	Successor		Predecessor
	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2018
Amortization expense	$394	$161	$4	$8

Excluding the impact of any future acquisitions, the Company anticipates amortization for the years ending September 30, 2021, 2022, 2023, 2024 and 2025 will be approximately $386 million per year.

7.	Leases

The Company leases certain warehouses, office space, equipment and vehicles.

Some leases include one or more options to renew with renewal terms that can extend the lease term, and or options to purchase leased assets. The exercise of either a lease renewal or a purchase option is at the Company’s sole discretion. We have lease agreements that include both lease and non-lease components such as additional products and services provided to support the lease asset. Lease payments are allocated to non-lease components based on estimated stand-alone prices. The Company’s lease agreements do not contain restrictions or covenants. The depreciable life of assets and leasehold improvements are limited by the expected lease term. The amounts disclosed in our consolidated statements of financial position as of September 30, 2020 and September 30, 2019 pertaining to the ROU assets and lease liabilities were measured based on current expectations of exercising available renewal options.

We utilize our incremental borrowing rate (“IBR”) as the basis to calculate the present value of future lease payments, which includes residual value guarantees, purchase options and variable lease payments, where applicable, at lease commencement. Our IBR represents the rate that we would have to pay to borrow funds on a collateralized basis over a similar term and in a similar economic environment.

Leases with an initial term of 12 months or less are not recorded on our consolidated statements of financial position; we recognize lease expense for these leases on a straight-line basis over the lease term.

As of September 30, 2020, we have not entered into any leases, which have not yet commenced, that would entitle us to significant rights or create additional obligations.

The following table presents the components of the Company’s lease expense and the classification in the consolidated & combined statements of income (loss) for the periods presented (in millions):

	Classification	Year Ended September 30, 2020	Five Months Ended September 30, 2019
Operating lease cost (1)	Cost of sales / Selling, general and administrative expenses	$41	$18
Finance lease cost
Amortization	Cost of sales / Selling, general and administrative expenses	8	2
Interest	Net financing charges	2	1

Net lease cost		$51	$21

(1)	Includes short-term leases and variable lease costs, which are immaterial.

The following table presents the balance and classifications of our ROU assets and lease liabilities included in our consolidated statements of financial position for the periods presented (in millions):

	Classification	September 30, 2020	September 30, 2019
Assets
Operating lease assets	Operating lease right-of-use assets	$93	$75
Finance lease assets (1)	Property, plant and equipment—net	50	43

Total leased assets		$143	$118

Liabilities
Current
Operating lease liabilities	Operating lease—current liabilities	$30	$26
Finance lease liabilities	Current portion of long-term debt	9	19
Noncurrent
Operating lease liabilities	Operating lease—noncurrent liabilities	62	49
Finance lease liabilities	Long-term debt	43	27

Total lease liabilities		$144	$121

(1)	Finance lease assets are recorded net of accumulated amortization of $10 million and $2 million as of September 30, 2020 and 2019, respectively.

The following table presents our weighted-average remaining lease terms and weighted-average IBR for our operating and financing leases for the periods presented:

	September 30, 2020	September 30, 2019
Weighted-average remaining lease term (years)
Operating leases	3.93	3.39
Finance leases	3.23	2.91
Weighted-average IBR
Operating leases	6.63%	6.67%
Finance leases	6.76%	5.02%

The following table presents additional information related to cash paid for amounts included in the measurement of lease liabilities included in our consolidated statement of cash flows for the periods presented (in millions):

	Year Ended September 30, 2020	Five Months Ended September 30, 2019
Operating cash flows for operating leases	$(41)	$(18)
Operating cash flows for finance leases	(2)	(1)
Financing cash flows for finance leases	(8)	(2)
Noncash right-of-use assets obtained in exchange for operating lease liabilities	46	3
Noncash right-of-use assets obtained in exchange for financing lease liabilities	14	10

The following table presents the future undiscounted maturities of our operating and financing leases at September 30, 2020 and for each of the next five fiscal years and thereafter (in millions):

	Operating Leases	Finance Lease	Total
2021	$35	$12	$47
2022	25	20	45
2023	20	20	40
2024	13	3	16
2025	5	3	8
After 2025	7	2	9

Total lease payments	$105	$60	$165
Less: interest	(13)	(8)	(21)

Present value of lease liabilities	$92	$52	$144

8.	Debt and Financing Arrangements

Long-term debt consisted of the following (in millions):

	September 30, 2020	September 30, 2019
2026 USD Secured Notes (a)	$1,000	$1,000
2025 Secured Notes (a)	500	—
Euro Secured Notes (a)	821	765
Unsecured Notes (a)	1,950	1,950
USD Term Loan (b)	4,158	4,200
Euro Term Loan (b)	2,294	2,138
ABL Facility (b)	—	75
Deferred financing cost	(271)	(309)
Finance lease liabilities (Note 7)	52	46

Gross long-term debt	10,504	9,865
Less: current portion
USD Term Loan	42	42
Finance lease liabilities (Note 7)	9	19

Net long-term debt	$10,453	$9,804

(a)

In connection with the Acquisition, we issued $1,000 million aggregate principal amount of 6.250% Senior Secured Notes due 2026 (the “2026 USD Secured Notes”), €700 million aggregate principal amount of

4.375% Senior Secured Notes due 2026 (the “Euro Secured Notes” and, together with the 2026 USD Secured Notes, the “2026 Secured Notes”) and $1,950 million aggregate principal amount of 8.500% Senior Notes due 2027 (the “Unsecured Notes” and, together with the Secured Notes, the “Acquisition Financing Notes”). The Company used the net proceeds from the issuance of the Acquisition Financing Notes to finance the Acquisition.

In addition, on May 20, 2020, we issued $500 million aggregate principal amount of 6.750% Senior Secured Notes due 2025 (the “2025 Secured Notes”). The Company used the net proceeds from the issuance of the 2025 Secured Notes for general corporate purposes.

(b)

In connection with the Acquisition, the Company also entered into (i) senior secured credit facilities, initially consisting of (x) a 7-year $6,409 million equivalent principal amount first lien term loan facility (the “Term Loan Facility”) consisting of (1) a $4,200 million US Dollar denominated tranche (the “USD Term Loan”) with effective interest rates of 3.648% and 5.516% as of September 30, 2020 and September 30, 2019, respectively, and (2) a €1,955 million euro-denominated tranche (the “Euro Term Loan”) with an effective interest rate of 3.750% as of September 30, 2020 and September 30, 2019, and (y) a 5-year $750 million first lien revolving credit facility (the “Revolving Facility”), and (ii) a 5-year $500 million asset-based revolving credit facility (the “ABL Facility”). The Company used the proceeds of the borrowings under the Term Loan Facility and the ABL Facility to pay the cash consideration for the Acquisition and pay related fees and expenses. On March 5, 2020, the Company entered into an incremental amendment to the ABL Facility pursuant to which the aggregate commitments were increased by $250 million to $750 million in the aggregate. There were no outstanding borrowings under the Revolving Facility as of September 30, 2020 and as of September 30, 2019. There were no outstanding borrowings under the ABL facility as of September 30, 2020 and $75 million of outstanding borrowings as of September 30, 2019. During the year ended September 30, 2020, the Company made $42 million in scheduled principal payments on the USD Term Loan.

The ABL facility is secured by a first-priority lien on the accounts receivable, excluding accounts receivable eligible under the Company’s receivables factoring programs and other defined ineligible items, and inventory of certain subsidiaries operating in the United States, Germany and Mexico. The Company’s Senior Secured Notes, Term Loan Facility and Revolving Facility are secured by a first-priority lien on substantially all of the Company’s assets excluding those secured under the ABL facility, and by a second-priority lien on the assets which secure the ABL facility.

The installments of long-term debt, excluding lease obligations and deferred financing costs, maturing in the years ending September 30, 2021, 2022, 2023, 2024, 2025 and 2026 and thereafter are $42 million, $42 million, $42 million, $42 million, $542 million and $10.0 billion, respectively.

Total cash paid for interest on debt for the year ended September 30, 2020 was $596 million. Total cash paid for interest on debt for the five months ended September 30, 2019, seven months ended April 30, 2019 and year ended September 30, 2018 was $144 million, $5 million and $14 million, respectively.

The Company’s net financing charges line item in the consolidated & combined statements of income (loss) for the periods presented contained the following components (in millions):

	Successor		Predecessor
	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2018
Interest expense	$578	$283	$5	$14
Factoring fees	26	19	16	27
Banking fees and bond cost amortization	58	22	1	1
Interest income	(1)	(12)	(1)	(3)
Net foreign exchange results for financing activities	56	(38)	2	1

Net financing charges	$717	$274	$23	$40

9.	Derivative Instruments and Hedging Activities

The Company selectively uses derivative instruments to reduce the Company’s market risk associated with changes in interest rates, foreign currency and commodities. Under the Company’s policy, the use of derivatives is restricted to those intended for hedging purposes; the use of any derivative instrument for speculative purposes is strictly prohibited. A description of each type of derivative utilized by the Company to manage the Company’s risk is included in the following paragraphs.

Cash Flow Hedges

Subsequent to the Acquisition, the Company has USD denominated variable-rate debt obligations and selectively enters into variable to fixed interest rate swaps to minimize variability in cash flows for interest payments associated with the designated proportion of the hedged debt. As cash flow hedges under ASC 815, “Derivatives and Hedging,” the hedge gains or losses due to changes in fair value are initially recorded as a component of accumulated other comprehensive income (“AOCI”) and are subsequently reclassified into earnings when the hedged transactions occur and affect earnings. These contracts were highly effective in hedging the variability in future cash flows attributable to changes in interest rates during the year ended September 30, 2020 and the five months ended September 30, 2019. The Company entered into nine interest rate swaps to hedge the variability in future cash flows associated with a portion of the Company’s variable-rate term loans. Four interest rate swaps, which became effective in May 2019 (the “May 2019 Interest Rate Swaps”), convert $1,000 million of the Company’s variable-rate USD term loans to a weighted average fixed interest rate of 2.153% plus the applicable margin. Four interest rate swaps, which became effective in July 2019 (the “July 2019 Interest Rate Swaps”), convert $1,000 million of the Company’s variable-rate USD term loans to a weighted average fixed interest rate of 1.653% plus the applicable margin. One interest rate swap, which became effective in June 2020 (the “June 2020 Interest Rate Swap”), converts $250 million of the Company’s variable-rate USD term loans to a weighted average fixed interest rate 0.519% plus the applicable margin (inclusive of a 0.0% LIBOR floor). The May 2019 Interest Rate Swaps and July 2019 Interest Rate Swaps mature on May 31, 2024. The June 2020 Interest Rate Swap matures on April 30, 2025.

Subsequent to the Acquisition, the Company has Euro denominated variable-rate debt obligations and selectively enters into interest rate caps to minimize extreme adverse variability in cash flows for interest payments associated with the designated proportion of the hedged debt. As cash flow hedges, the hedge gains or losses due to changes in fair value are initially recorded as a component of AOCI and are subsequently reclassified into earnings when the hedged transactions occur and affect earnings. The option premiums paid for the caps are recorded to interest expense over the life of the cap on a straight-line basis. The foreign currency transaction gains and losses on the Euro caps are recognized in earnings each period. The hedged interest rate was below the strike price on the caps during the year ended September 30, 2020 and the five months ended September 30, 2019. The Company entered into four interest rate caps to further mitigate the Company’s exposure to increasing interest rates on its variable-rate Euro term loans. Two interest rate caps were effective beginning in May 2019 with a maturity of May 31, 2024, and they cap the interest on €500 million of the Company’s variable-rate term loans at 0.5%, plus the applicable margin. In executing these interest rate caps, the Company paid a premium of $3.7 million. Two interest rate caps were effective beginning in July 2019 with a maturity of May 31, 2024, and they cap the interest on €500 million of the Company’s variable-rate term loans at 0.0%, plus the applicable margin. In executing these interest rate caps, the Company paid a premium of $3.6 million.

The Company has global operations and participates in the foreign exchange markets to minimize its risk of loss from fluctuations in foreign currency exchange rates. The Company selectively hedges the Company’s anticipated transactions that are subject to foreign exchange rate risk primarily using foreign currency exchange hedge contracts. Prior to the Acquisition, the Parent Company hedged 70% to 90% of the nominal amount of each of the Company’s known foreign exchange transactional exposures. As cash flow hedges under ASC 815, “Derivatives and Hedging,” the hedge gains or losses due to changes in fair value were initially recorded as a component of AOCI and were subsequently reclassified into earnings when the hedged transactions occurred and affected earnings. These contracts were highly effective in hedging the variability in future cash flows attributable to changes in currency exchange rates during the Predecessor periods presented. As of September 30, 2020, the Company does not have any outstanding foreign currency exchange hedge contracts designated as hedging instruments.

Prior and subsequent to the Acquisition, the Company selectively hedged anticipated transactions that were subject to commodity price risk, primarily using commodity hedge contracts, to minimize overall price risk associated with the Company’s purchases of lead, tin and polypropylene in cases where commodity price risk cannot be naturally offset or hedged through supply base fixed price contracts. Commodity risks were systematically managed pursuant to policy guidelines. As cash flow hedges, the hedge gains or losses due to changes in fair value were initially recorded as a component of AOCI and were subsequently reclassified into earnings when the hedged transactions, typically sales, occurred and affected earnings. The maturities of the commodity hedge contracts coincided with the expected purchase of the commodities. These contracts were highly effective in hedging the variability in future cash flows attributable to changes in commodity prices during the periods presented.

The Company had the following outstanding contracts to hedge forecasted commodity purchases (in metric tons):

	Volume Outstanding as of
Commodity	September 30, 2020	September 30, 2019
Polypropylene	39,017	21,365
Lead	67,578	21,241
Tin	2,517	3,190

Net Investment Hedges

The Company enters into foreign currency denominated debt obligations to selectively hedge portions of its net investment in non-U.S. subsidiaries. The currency effects of the debt obligations are reflected in the AOCI account within equity where they offset currency gains and losses recorded on the Company’s net investments in Europe. At September 30, 2020 and September 30, 2019, the Company had €2.1 billion and €1.9 billion, respectively, of debt designated as a net investment hedge in the Company’s net investment in Europe. Pre-tax gains (losses) on net investment hedges recorded in foreign currency translation adjustments within AOCI were ($170) million and $53 million for the twelve months ended September 30, 2020 and 2019, respectively. For the twelve months ended September 30, 2020 and 2019, no gains or losses were reclassified from AOCI into the Company’s consolidated statements of income (loss).

Derivatives Not Designated as Hedging Instruments

The Company also holds certain foreign currency forward contracts which do not qualify for hedge accounting treatment. The change in fair value of foreign currency exchange derivatives not designated as hedging instruments under ASC 815 are recorded in the consolidated & combined statements of income (loss).

Fair Value of Derivative Instruments

The following table presents the location and fair values of derivative instruments and hedging activities included in the Company’s consolidated statements of financial position (in millions):

	Derivatives and Hedging Activities Designated as Hedging Instruments under ASC 815		Derivatives and Hedging Activities Not Designated as Hedging Instruments under ASC 815
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Other current assets
Foreign currency exchange derivatives	$—	$—	$1	$1
Commodity derivatives	4	2	—	—
Other noncurrent assets
Interest rate caps	1	2	—	—

Total assets	$5	$4	$1	$1

Other current liabilities
Foreign currency exchange derivatives	$—	$—	$4	$3
Commodity derivatives	6	6	—	—
Other noncurrent liabilities
Interest rate swaps	119	44	—	—

Total liabilities	$125	$50	$4	$3

Counterparty Credit Risk

The use of derivative financial instruments exposes the Company to counterparty credit risk. The Company has established policies and procedures to limit the potential for counterparty credit risk, including establishing limits for credit exposure and continually assessing the creditworthiness of counterparties. As a matter of practice, the Company deals with major banks worldwide having strong investment grade long-term credit ratings. To further reduce the risk of loss, the Company generally enters into International Swaps and Derivatives Association master netting agreements with substantially all of its counterparties. The Company’s derivative contracts do not contain any credit risk related contingent features and do not require collateral or other security to be furnished by the Company or the counterparties. The Company’s exposure to credit risk associated with its derivative instruments is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. The Company does not anticipate any non-performance by any of its counterparties, and the concentration of risk with financial institutions does not present significant credit risk to the Company.

Derivatives Impact on the Consolidated & Combined Statements of Income (Loss) and Statements of Comprehensive Income (Loss)

The following table presents the pre-tax gains (losses) recorded in other comprehensive income (loss) related to cash flow hedges for the periods presented (in millions):

	Successor		Predecessor
Derivatives in ASC 815 Cash Flow Hedging Relationships	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2018
Foreign currency exchange derivatives	$—	$—	$(2)	$—
Commodity derivatives	(12)	(4)	—	(15)
Interest rate swaps	(93)	(44)	—	—
Interest rate caps	(1)	(4)	—	—

Total	$(106)	$(52)	$(2)	$(10)

The following table presents the location and amount of the pre-tax gains (losses) on cash flow hedges reclassified from AOCI into the Company’s consolidated & combined statements of income (loss) for the periods presented (in millions):

		Successor		Predecessor
Derivatives in ASC 815 Cash Flow Hedging Relationships	Location of Gain (Loss) Recognized in Income on Derivative	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2018
Commodity derivatives	Cost of sales	$(15)	$—	$(10)	$7
Foreign currency exchange derivatives	Cost of sales	—	—	—	2
Interest rate swaps	Net financing charges	(18)	—	—	—
Interest rate caps	Net financing charges	(1)	—	—	—

Total		$(34)	$—	$(10)	$9

The following table presents the location and amount of pre-tax gains (losses) on derivatives not designated as hedging instruments recognized in the Company’s consolidated & combined statements of income (loss) for the periods presented (in millions):

		Successor		Predecessor
Derivatives Not Designated as Hedging Instruments under ASC 815	Location of Gain (Loss) Recognized in Income on Derivative	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2018
Foreign currency exchange derivatives	Cost of sales	$(10)	$—	$(1)	$1
Foreign currency exchange derivatives	Net financing charges	(2)	(1)	53	(9)
Foreign currency exchange derivatives	Income tax provision	—	—	—	1

Total		$(12)	$(1)	$52	$(7)

10.	Fair Value Measurements

ASC 820, “Fair Value Measurement,” defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

ASC 820 also establishes a three-level fair value hierarchy that prioritizes information used in developing assumptions when pricing an asset or liability as follows:

Level 1: Observable inputs such as quoted prices in active markets for identical assets or liabilities;

Level 2: Quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs where there is little or no market data, which requires the reporting entity to develop its own assumptions.

ASC 820 requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

Recurring Fair Value Measurements

The following tables present the Company’s fair value hierarchy for those assets and liabilities measured at fair value as of September 30, 2020 and September 30, 2019 (in millions):

	Fair Value Measurements Using:
	Total as of September 30, 2020	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Other current assets
Foreign currency exchange derivatives	$1	$—	$1	$—
Commodity derivatives	4	—	4	—
Other noncurrent assets
Investments in marketable common stock	2	2	—	—
Interest rate caps	1	—	1	—

Total assets	$8	$2	$6	$—

Other current liabilities
Foreign currency exchange derivatives	$4	$—	$4	$—
Commodity derivatives	6	—	6	—
Other noncurrent liabilities
Interest rate swaps	119	—	119	—

Total liabilities	$129	$—	$129	$—

	Fair Value Measurements Using:
	Total as of September 30, 2019	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Other current assets
Foreign currency exchange derivatives	$1	$—	$1	$—
Commodity derivatives	2	—	2	—
Other noncurrent assets
Investments in marketable common stock	3	3	—	—
Interest rate caps	2	—	2	—

Total assets	$8	$3	$5	$—

Other current liabilities
Foreign currency exchange derivatives	$3	$—	$3	$—
Commodity derivatives	6	—	6	—
Other noncurrent liabilities
Interest rate swaps	44	—	44	—

Total liabilities	$53	$—	$53	$—

Valuation Methods

Foreign currency exchange derivatives: The foreign currency exchange derivatives are valued under a market approach using publicized spot and forward prices.

Commodity derivatives: The commodity derivatives are valued under a market approach using publicized prices, where available, or dealer quotes.

Investments in marketable common stock: Investments in marketable common stock are valued using a market approach based on the quoted market prices. During the year ended September 30, 2020, the unrealized gains (losses) recognized in the consolidated statements of income (loss) on these investments that were still held as of September 30, 2020 were approximately ($1 million). During the five months ended September 30, 2019 and seven months ended April 30, 2019, the Company recognized minimal unrealized gains or losses in the consolidated & combined statements of income (loss) on these investments that were still held as of those dates.

Interest rate caps: The interest rate caps are valued under a market approach based on pricing models. These models use discounted cash flows that utilize the appropriate market-based forward swap curves and interest rates.

Interest rate swaps: The interest rate swaps are valued under a market approach based on pricing models. These models use discounted cash flows that utilize the appropriate market-based forward swap curves and interest rates.

The fair values of cash and cash equivalents, accounts receivable and accounts payable approximate their carrying values. The fair value of the Acquisitions Financing Notes, 2025 Secured Notes, and term loans were $10.8 billion at September 30, 2020, which was determined based on quoted market prices for similar instruments classified as Level 2 inputs within the ASC 820 fair value hierarchy. The carrying value of other long-term debt approximates fair value.

11.	Accumulated Other Comprehensive Loss

The following schedules present changes in AOCI attributable to the Company (in millions, net of tax):

	Successor		Predecessor
	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2018
Foreign currency translation adjustments
Balance at beginning of period	$(49)	$—	$(391)	$(237)
Aggregate adjustment for the period (net of tax effect of $(3), $0, $0 and $0)	(180)	(49)	(85)	(154)
Change in noncontrolling interests (net of tax effect of $0, $0, $0 and $0)	(7)	—	—	—

Balance at end of period	(236)	(49)	(476)	(391)

Realized and unrealized gains (losses) on derivatives
Balance at beginning of period	(52)	—	(7)	5
Current period changes in fair value (net of tax effect of $(3), $0, $0 and $(4))	(103)	(52)	(2)	(6)
Reclassification to income (net of tax effect of $2, $0, $4 and $(3)) *	32	—	6	(6)

Balance at end of period	(123)	(52)	(3)	(7)

Realized and unrealized losses on marketable securities
Balance at beginning of period	—	—	(8)	(4)
Adoption of ASU 2016-01 **	—	—	8	—
Current period changes in fair value (net of tax effect of $0)	—	—	—	(4)

Balance at end of period	—	—	—	(8)

Pension and postretirement plans
Balance at beginning of period	—	—	(2)	(2)
Other changes	—	—	—	—

Balance at end of period	—	—	(2)	(2)

Accumulated other comprehensive loss, end of period	$(359)	$(101)	$(481)	$(408)

*

Refer to Note 9, “Derivative Instruments and Hedging Activities,” of the notes to financial statements for disclosure of the line items on the consolidated & combined statements of income (loss) affected by reclassifications from AOCI into income related to derivatives.

**

As previously disclosed, during the quarter ended December 31, 2018, the Company adopted ASU 2016-01, “Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities.” As a result, the Company reclassified $8 million of unrealized losses on marketable securities to parent company investment as of October 1, 2018.

12.	Retirement Plans

Participation in JCI Defined Benefit Pension Plans

Certain retired U.S. employees of the Company receive defined benefit pension benefits through various JCI pension plans. Eligible active employees will also receive defined benefit pension benefits through various JCI pension plans in the United States upon retirement. These assets or liabilities are not reflected in the consolidated statements of financial position. Allocated income in connection with these plans was immaterial for the seven months ended April 30, 2019 and $7 million for the year ended September 30, 2018. There is no impact to the Successor financial statements related to JCI pension plans.

Pension Benefits

The Company has non-contributory defined benefit pension plans covering certain U.S. and non-U.S. employees. The benefits provided are primarily based on years of service and average compensation or a monthly retirement benefit amount. Funding for U.S. pension plans equals or exceeds the minimum requirements of the Employee Retirement Income Security Act of 1974. Funding for non-U.S. plans observes the local legal and regulatory limits.

For pension plans with accumulated benefit obligations (“ABO”) that exceed plan assets, the projected benefit obligation (“PBO”), ABO and fair value of plan assets of those plans were $590 million, $536 million and $384 million, respectively, as of September 30, 2020 and $546 million, $496 million and $405 million, respectively, as of September 30, 2019.

In the year ended September 30, 2020 total contributions to the defined benefit pension plans were $4 million, of which $3 million were voluntary contributions made by the Company. The Company expects to contribute approximately $5 million in cash to its defined benefit pension plans in the year ending September 30, 2021. Projected benefit payments from the plans as of September 30, 2020 are estimated as follows (in millions):

2021	$39
2022	36
2023	36
2024	35
2025	35
2026—2030	175

Postretirement Benefits

The Company provides certain health care and life insurance benefits for eligible retirees and their dependents primarily in the U.S. Most non-U.S. employees are covered by government sponsored programs. The cost to the Company is immaterial.

Eligibility for coverage is based on meeting certain years of service and retirement age qualifications. These benefits may be subject to deductibles, co-payment provisions and other limitations, and the Company has reserved the right to modify these benefits.

The health care cost trend assumption does not have a material impact on the amounts reported.

For the year ended September 30, 2020, total employer contributions to the postretirement plans were not material. The Company does not expect to make any material contributions to its postretirement plans in the year ending September 30, 2021. Projected benefit payments from the plans as of September 30, 2020 are not expected to be material.

In December 2003, the U.S. Congress enacted the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“Act”) for employers sponsoring postretirement care plans that provide prescription drug benefits. The Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans providing a benefit that is at least actuarially equivalent to Medicare Part D.1. Under the Act, the Medicare subsidy amount is received directly by the plan sponsor and not the related plan. Further, the plan sponsor is not required to use the subsidy amount to fund postretirement benefits and may use the subsidy for any valid business purpose. Projected subsidy receipts for each of the next ten years are not expected to be material.

As a result of the Acquisition (see Note 1 and Note 2), postretirement benefit plans were separated between participants with active status and retiree status. JCI retained participants with retiree status and the Company retained participants with active status. As such, the Company’s postretirement PBO and fair value of plan assets as of April 30, 2019 was reduced from September 30, 2018 by $31 million and $51 million, respectively. Remaining PBO and fair value of plan assets are immaterial as of September 30, 2020 and September 30, 2019.

Plan Assets

The Company’s investment policies employ an approach whereby a mix of equities, fixed income and alternative investments are used to maximize the long-term return of plan assets for a prudent level of risk. The investment portfolio primarily contains a diversified blend of equity, fixed income and real estate investments. Equity investments are diversified across U.S. and non-U.S. stocks, as well as growth, value and small to large capitalization. Fixed income investments include corporate and government issues, with short-, mid- and long-term maturities, with a focus on investment grade when purchased and a target duration close to that of the plan liability. Investment and market risks are measured and monitored on an ongoing basis through regular investment portfolio reviews, annual liability measurements and periodic asset/liability studies. The majority of the real estate component of the portfolio is invested in a diversified portfolio of high-quality, operating properties with cash yields greater than the targeted appreciation. As a result of the Company’s diversification strategies, there are no significant concentrations of risk within the portfolio of investments.

The Company’s actual asset allocations are generally in line with target allocations, which targets approximately 50% equity securities 35% governmental, investment grade and other bonds, and 15% real estate. The Company re-balances asset allocations as appropriate, in order to stay within a range of allocation for each asset category. The expected return on plan assets is based on the Company’s expectation of the long-term average rate of return of the capital markets in which the plans invest. The average market returns are adjusted, where appropriate, for active asset management returns. The expected return reflects the investment policy target asset mix and considers the historical returns earned for each asset category.

The Company’s plan assets at September 30, 2020 and 2019 by asset category are as follows (in millions):

	Fair Value Measurements Using:
Asset Category	Total as of September 30, 2020	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. Pension
Cash and Cash Equivalents	$9	$—	$9	$—

Total Investments in the Fair Value Hierarchy	$9	$—	$9	$—

Investments Measured at Net Asset Value, as Practical Expedient:
Common Collective Trusts*	329

Total Plan Assets	$338

Non-U.S. Pension
Investments Measured at Net Asset Value, as Practical Expedient:
Common Collective Trusts*	46

Total Plan Assets	$46

	Fair Value Measurements Using:
Asset Category	Total as of September 30, 2019	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. Pension
Cash and Cash Equivalents	$9	$—	$9	$—

Total Investments in the Fair Value Hierarchy	$9	$—	$9	$—

Investments Measured at Net Asset Value, as Practical Expedient:
Common Collective Trusts*	352

Total Plan Assets	$361

Non-U.S. Pension
Investments Measured at Net Asset Value, as Practical Expedient:
Common Collective Trusts*	44

Total Plan Assets	$44

*

The fair value of certain investments do not have a readily determinable fair value and requires the fund managers to independently arrive at fair value by calculating net asset value (“NAV”) per share. Due to the fact that the fund managers calculate NAV per share, the Company utilizes a practical expedient for measuring the fair value of certain investments, as provided for under ASC 820, “Fair Value Measurement.” In applying the practical expedient, the Company is not required to further adjust the NAV provided by the fund manager in order to determine the fair value of its investment as the NAV per share is calculated in a manner consistent with the measurement principles of ASC 946, “Financial Services—Investment Companies,” and as of the Company’s measurement date. The Company believes this is an appropriate methodology to obtain the fair value of these assets. In accordance with ASU No. 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent),” investments for which fair value is measured using the net asset value per share practical expedient should be disclosed separate from the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of total plan assets to the amounts presented in the notes to financial statements. For real estate, in order to calculate NAV per share, the fund managers value the real estate investments using any one, or a combination of, the following methods: independent third party appraisals, discounted cash flow analysis of net cash flows projected to be generated by the investment and recent sales of comparable investments. Assumptions used to revalue the properties are updated every quarter. For the component of the real estate portfolio under development, the investments are carried at cost until they are completed and valued by a third party appraiser.

The following is a description of the valuation methodologies used for assets measured at fair value. Certain assets are held within commingled funds which are valued at the unitized NAV or percentage of the net asset value as determined by the manager of the fund. These values are based on the fair value of the underlying net assets owned by the fund.

Cash and Cash Equivalents: The fair value of cash is valued at cost.

Common collective trusts: Fair value represents the net asset value of the fund shares. The NAV is based on the value of the underlying assets owned by the funds. The common collective trusts can be purchased or sold continuously.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no Level 3 assets as of September 30, 2020 or 2019 or any Level 3 asset activity for the Successor and Predecessor periods presented.

Funded Status

The table that follows contains the ABO and reconciliation of the changes in the PBO, the changes in plan assets and the funded status (in millions):

	U.S. Plans			Non-U.S. Plans
	Successor		Predecessor	Successor		Predecessor
	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019
Accumulated Benefit Obligation	$443	$407	$353	$93	$89	$80

Change in Projected Benefit Obligation
Projected benefit obligation at beginning of period (1)	449	400	395	96	90	89
Transfers in	—	—	—	—	—	1
Service cost	15	5	8	1	1	1
Interest cost	11	5	8	1	1	1
Actuarial loss	49	52	—	3	9	—
Benefits and settlements paid	(35)	(13)	(21)	(4)	(2)	(3)
Currency translation adjustment	—	—	—	4	(3)	(2)

Projected benefit obligation at end of period	$489	$449	$390	$101	$96	$87

Change in Plan Assets
Fair value of plan assets at beginning of period (1)	$361	$351	$343	$44	$47	$46
Actual return on plan assets	12	23	14	—	1	2
Employer and employee contributions	—	—	35	4	(1)	1
Benefits paid	(35)	(13)	(21)	(4)	(2)	(3)
Settlement payments	—	—	—	—	—	—
Currency translation adjustment	—	—	—	2	(1)	(1)

Fair value of plan assets at end of period	$338	$361	$371	$46	$44	$45

Funded status	$(151)	$(88)	$(19)	$(55)	$(52)	$(42)

Amounts recognized in the consolidated & combined statements of financial position consist of:
Accrued compensation and benefits	$(1)	$—	$—	$—	$—	$—
Pension and postretirement benefits	(150)	(88)	(19)	(55)	(52)	(42)

Net amount recognized	$(151)	$(88)	$(19)	$(55)	$(52)	$(42)

Weighted Average Assumptions (2)
Discount rate (3)	2.50%	3.09%	4.15%	1.81%	1.77%	2.75%
Rate of compensation increase	3.50%	3.50%	3.50%	4.13%	4.05%	4.20%

(1)

The beginning balances for the five months ended September 30, 2019 reflect the respective fair values as of the Acquisition Date. Refer to Note 2, “Acquisitions,” of the notes to financial statements for further information.

(2)	Plan assets and obligations are determined based on a September 30 measurement date at September 30, 2020 and 2019.
(3)

The Company considers the expected benefit payments on a plan-by-plan basis when setting assumed discount rates. As a result, the Company uses different discount rates for each plan depending on the plan jurisdiction, the demographics of participants and the expected timing of benefit payments. For the U.S. pension plans, the Company uses a discount rate provided by an independent third party calculated based on an appropriate mix of high quality bonds. For the non-U.S. pension plans, the Company consistently uses the relevant country specific benchmark indices for determining the various discount rates. The Company has elected to utilize a full yield curve approach in the estimation of service and interest components of net periodic benefit cost (credit) for pension plans that utilize a yield curve approach. The full yield curve approach applies the specific spot rates along the yield curve used in the determination of the benefit obligation to the relevant projected cash flows.

Accumulated Other Comprehensive Income

The amounts in AOCI on the consolidated and combined statements of financial position, exclusive of tax impacts, that have not yet been recognized as components of net periodic benefit cost at September 30, 2020 and 2019 related to pension and postretirement benefits are not material.

The amounts in AOCI expected to be recognized as components of net periodic benefit cost (credit) over the year ending September 30, 2021 related to pension and postretirement benefits are not material.

Net Periodic Benefit Cost

The components of the Company’s net periodic benefit costs, which are primarily recorded in cost of sales in the consolidated statements of income (loss), are shown in the table below in accordance with ASC 715, “Compensation—Retirement Benefits,” (in millions):

	U.S. Plans				Non-U.S. Plans
	Successor		Predecessor		Successor		Predecessor
	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2018	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2018
Components of Net Periodic Benefit Cost (Credit):
Service cost	$15	$5	$8	$13	$1	$1	$1	$2
Interest cost	11	5	8	13	1	1	1	2
Expected return on plan assets	(24)	(9)	(14)	(26)	(3)	(1)	(2)	(2)
Net actuarial loss	60	39	—	5	6	9	—	5

Net periodic benefit cost	$62	$40	$2	$5	$5	$10	$—	$7

Weighted Average Expense Assumptions:
Discount rate	3.09%	3.86%	4.15%	3.85%	1.77%	2.48%	2.75%	2.80%
Expected return on plan assets	7.00%	7.00%	7.10%	7.50%	5.73%	5.82%	5.76%	4.45%
Rate of compensation increase	3.50%	3.50%	3.50%	3.20%	4.05%	4.03%	4.20%	4.45%

13.	Income Taxes

As disclosed in Note 1, “Summary of the Business and Significant Accounting Policies,” as a result of the Acquisition, a new basis of accounting was created on May 1, 2019. The Predecessor and Successor income tax information presented herein is not comparable due to the fact that the Successor information reflects the application of acquisition accounting as of May 1, 2019, which requires recognition of deferred taxes for assets acquired or liabilities assumed, net of necessary valuation allowances, as well as accounting for the potential tax effects of temporary differences, carryforwards and any income tax uncertainties that exist at the Acquisition Date. Further, the Successor Company includes certain pass-through entities for purposes of Canadian and U.S. income taxation and, therefore, no income taxes are reflected in the Successor financial statements for those entities.

The significant components of income (loss) before income taxes and the income tax provision (benefit) were as follows (in millions):

	Successor		Predecessor
	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2018
Income (loss) before income taxes and noncontrolling interests:
U.S.	$(443)	$(269)	$167	$489
Non-U.S.	24	(126)	415	751

	$(419)	$(395)	$582	$1,240

Income tax provision (benefit):
Current provision (benefit)
U.S. federal	$6	$—	$16	$123
U.S. state	2	—	1	9
Non-U.S.	134	63	115	487

	142	63	132	619

Deferred provision (benefit)
U.S. federal	—	—	110	129
U.S. state	—	—	3	2
Non-U.S.	(159)	(94)	(67)	(149)

	(159)	(94)	46	(18)

Income tax provision (benefit)	$(17)	$(31)	$178	$601

The reconciliation between the Canadian statutory income tax rate of 26.5% and the Clarios effective tax rate is as follows (in millions):

	Successor
	Year Ended September 30, 2020	Five Months Ended September 30, 2019
Income tax provision (benefit) at Canadian statutory rate	$(111)	$(105)
Reversal of tax impacts on pass through earnings	64	103
Foreign tax rate differential	(58)	(70)
Change in valuation allowance	93	27
Foreign exchange	(42)	(4)
Net withholding taxes	26	4
Basis difference in subsidiaries and equity method investments	13	13
Other	(2)	1

Income tax provision (benefit)	$(17)	$(31)

The income tax provision in the Predecessor combined statements of income has been calculated as if the Company filed separate income tax returns and operated as a stand-alone business. Therefore, cash tax payments and items of current and deferred taxes may not be reflective of the actual tax balances of the Company as part of consolidated JCI. The Company’s operations have historically been included in the Parent Company’s U.S. federal and state tax returns or non-U.S. jurisdiction tax returns.

The reconciliation between the U.S. federal income tax rate and the Clarios effective tax rate is as follows (in millions):

	Predecessor
	Seven Months Ended April 30, 2019	Year Ended September 30, 2018
Income tax provision (benefit) at U.S. statutory rate	$122	$304
U.S. state income taxes, net of federal benefit	4	9
Non-U.S. income tax expense at different rates	(42)	8
U.S. tax on non-U.S. income	6	(49)
Valuation allowance adjustments	—	39
U.S. Tax Reform discrete items	—	161
Legal entity restructuring	—	129
Change in assertion for reinvestment	88	—

Income tax provision	$178	$601

The U.S. federal statutory tax rate (21% for the seven months ended April 30, 2019 and 24.5% for the year ended September 30, 2018) is being used as a comparison for the Predecessor periods due to the Company’s legal entity structure prior to the Acquisition.

In the seven months ended April 30, 2019, the Company recorded a discrete non-cash tax charge of $88 million related to a change in the deferred tax liability related to the outside basis of certain subsidiaries.

In the fourth quarter of the year ended September 30, 2018, the Company recorded a tax charge of $129 million due to legal entity restructuring.

Income taxes paid for the year ended September 30, 2020 and five months ended September 30, 2019 were $89 million and $34 million, respectively. For the Predecessor periods, as portions of the Company’s operations were included in the Parent Company’s tax returns, payments to certain tax authorities were made by the Parent Company, and not by the Company. The Company did not maintain taxes payable to/from JCI and the Company’s subsidiaries were deemed to settle the annual current tax balances immediately with the legal tax-paying entities in the respective jurisdictions. For the seven months ended April 30, 2019 and year ended September 30, 2018 these settlements were $118 million and $478 million, respectively, and are reflected as changes in the parent company investment.

Deferred taxes were classified in the consolidated statements of financial position as follows (in millions):

	September 30, 2020	September 30, 2019
Noncurrent income tax assets	$197	$226
Noncurrent income tax liabilities	(806)	(902)

Net deferred tax asset (liability)	$(609)	$(676)

Temporary differences and carryforwards which gave rise to deferred tax assets and liabilities included (in millions):

	September 30, 2020	September 30, 2019
Deferred tax assets:
Accrued expenses and reserves	$48	$47
Employee and retiree benefits	20	18
Net operating loss and other credit carryforwards	367	188
Other	5	10

	440	263
Valuation allowances	(214)	(148)

	226	115

Deferred tax liabilities:
Intangible assets	626	530
Property, plant and equipment	115	143
Basis difference in subsidiaries and equity method investments	94	118

	835	791

Net deferred tax asset (liability)	$(609)	$(676)

The income tax provision considers net operating loss carryback and carryforward rules under applicable federal, state and foreign tax laws. At September 30, 2020, the Company had available foreign tax attribute carryforwards of approximately $1.1 billion. Net operating and capital loss carryforwards of $771 million will expire between 2021 and 2037. Net operating loss carryforwards of $282 million have an unlimited carryforward period. Foreign tax credit carryforwards of $11 million will expire between 2020 and 2025.

The valuation allowances cover tax loss carryforwards and other assets where there is uncertainty as to the ultimate realization of a benefit given the lack of sustained profitability or limited carryforward periods in certain countries. The Company reviews the realizability of its deferred tax assets quarterly. In determining the requirement for a valuation allowance, the historical and projected financial results of the legal entity or combined group recording the net deferred tax asset are considered, along with any other positive or negative evidence. Since future financial results may differ from previous estimates, periodic adjustments to the Company’s valuation allowances may be necessary.

At September 30, 2020 and 2019, the Company analyzed the realizability of its worldwide deferred tax assets. As a result, and after considering feasible tax planning initiatives and other positive and negative evidence, the Company determined that no material changes were needed to its valuation allowances.

At May 1, 2019, the Company analyzed the realizability of the established deferred tax assets and recorded the appropriate valuation allowances as part of its acquisition accounting.

At April 30, 2019 and September 30, 2018, the Company analyzed the realizability of its worldwide deferred tax assets. As a result, and after considering feasible tax planning initiatives and other positive and negative evidence, the Company determined that it was more likely than not that certain deferred tax assets primarily within Germany and Mexico would not be realized. Therefore, the Company recorded $39 million of valuation allowances as income tax expense in the year ended September 30, 2018.

As of September 30, 2020, the Company has $3.3 billion and $0.1 billion of undistributed earnings on investments in foreign subsidiaries and corporate equity method investments, respectively. The Company asserts permanent reinvestment on less than $0.1 billion of the undistributed earnings.

Uncertain Tax Positions

The Company is subject to income taxes in numerous jurisdictions. Judgment is required in determining its worldwide provision for income taxes and recording the related assets and liabilities. In the ordinary course of the Company’s business, there are many transactions and calculations where the ultimate tax determination is uncertain. The Company is regularly under audit by tax authorities. Currently there are no tax years within the Successor period under audit or examination.

The changes in the balance of our gross unrecognized tax benefits were as follows:

	Successor		Predecessor
	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2018
Gross unrecognized tax benefits, beginning (1)	$34	$25	$211	$51
Increases related to tax positions from prior years	—	—	4	4
Decreases related to tax positions from prior years	—	—	(5)	—
Increases related to tax provisions taken during the current year	6	2	10	156
Settlements with tax authorities	—	—	—	—
Lapses of statute of limitations	—	—	—	—

Gross unrecognized tax benefits, ending	$40	$27	$220	$211

(1)

The beginning balances for the year ended September 30, 2020 and the five months ended September 30, 2019 reflect adjustments to record unrecognized tax benefits at their respective fair values as of the Acquisition Date. Refer to Note 2, “Acquisitions,” of the notes to financial statements for further information.

During the Predecessor periods, of the total amount of gross unrecognized tax benefits, $220 million and $211 million would affect the Company’s effective tax rate if realized at the periods ended April 30, 2019 and September 30, 2018, respectively.

In the Predecessor period, interest and penalties associated with uncertain tax positions recognized as part of the provision for income taxes in the combined statements of income was zero and $1 million of expense for the periods ended April 30, 2019 and September 30, 2018, respectively. Interest and penalties of $6 million were accrued as of both April 30, 2019 and September 30, 2018.

During the Successor periods, of the total amount of gross unrecognized tax benefits, $25 million and $26 million would affect the Company’s effective tax rate if realized at the periods ended September 30, 2020 and 2019, respectively. In accordance with the Purchase Agreement, JCI has retained the majority of the unrecognized tax benefits reported in the Predecessor financial statements as they are legally and directly liable for these tax positions. Further, the Company has an indemnity from JCI related to Predecessor tax period exposures which may be directly assessed on Successor subsidiaries.

We did not recognize interest or penalties associated with uncertain tax positions as part of the provision for income taxes in the consolidated statements of income (loss) during the Successor periods. No interest or penalties were accrued as of September 30, 2020 and 2019.

The Company files federal and state income tax returns globally where statutes of limitations generally range from three to five years. Years beginning on or after 2012 are still open to examination by certain foreign taxing authorities, including Germany, Spain, and other major taxing jurisdictions.

During 2021, the Company expects to resolve certain tax matters related to foreign jurisdictions. As of September 30, 2020, we estimate the impact of resolving these tax matters over the next 12 months will not materially impact the unrecognized tax benefits.

Impacts of Tax Legislation and Change in Statutory Tax Rates

On March 27, 2020, in response to the COVID-19 pandemic, the “Coronavirus Aid, Relief and Economic Security Act” (“CARES”) was signed into law by the President of the United States. As the Successor Company includes certain U.S. pass through entities, no material U.S. income tax impacts are reflected in the Successor financial statements.

On December 9, 2019 the “2020 Mexican Tax Reform” was published in the official gazette, with an effective date of January 1, 2020, unless an article expressly states a different effective date. In general, the legislation is meant to incorporate fundamentals of the Organisation for Economic Co-operation and Development (OECD) Base Erosion and Profit Shifting (BEPS) initiative with respect to cross-border payments and interest deductibility. Currently no guidance or specific interpretations have been issued with respect to these major provisions, which provides areas that are subject to different interpretations. Upon issuance of future guidance it could have a material impact on Clarios’ financial statements.

On December 22, 2017, the “Tax Cuts and Jobs Act” (H.R. 1) was enacted and significantly revises U.S. corporate income tax by, among other things, lowering corporate income tax rates, imposing a one-time transition tax on deemed repatriated earnings of non-U.S. subsidiaries, and implementing a territorial tax system and various base erosion minimum tax provisions.

In connection with the Company’s analysis of the impact of the U.S. tax law changes, the Company recorded a provisional net tax charge of $161 million during the year ended September 30, 2018 consistent with guidance prescribed by Staff Accounting Bulletin 118. This provisional net tax charge arises from expense of $50 million due to the remeasurement of U.S. deferred tax assets and liabilities as well as the one-time transition tax on deemed repatriated earnings, inclusive of all relevant taxes, of $111 million. In the seven months ended April 30, 2019, the Company completed its analysis of all enactment-date income tax effects of the U.S. tax law change with no further adjustment to the provisional amounts recorded as of September 30, 2018.

During the periods ended September 30, 2020, 2019 and 2018, other tax legislation was adopted in various jurisdictions. These law changes did not have a material impact on the Company’s financial statements.

14.	Product Warranties

The Company offers assurance warranties to its customers depending upon the specific product and terms of the customer purchase agreement. A typical warranty program requires that the Company replace defective products within a specified time period from the date of sale. The Company records an estimate for future warranty-related costs based on actual historical return rates and other known factors. Based on analysis of return rates and other factors, the Company’s warranty provisions are adjusted as necessary. The Company monitors its warranty activity and adjusts its reserve estimates when it is probable that future warranty costs will be different than those estimates.

The Company’s product warranty liability is recorded in the consolidated statements of financial position in other current liabilities if the warranty is less than one year and in other noncurrent liabilities if the warranty extends longer than one year.

The changes in the carrying amount of the Company’s total product warranty liability for the periods presented were as follows (in millions):

	Successor		Predecessor
	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2018
Balance at beginning of period (1)	$133	$108	$74	$86
Accruals for warranties issued during the period	184	78	98	180
Accruals related to pre-existing warranties (including changes in estimates)	(3)	(1)	(3)	(12)
Settlements made (in cash or in kind) during the period	(181)	(65)	(100)	(179)
Currency translation	1	—	—	(1)

Balance at end of period	$134	$120	$69	$74

(1)

The beginning balances for the year ended September 30, 2020 and the five months ended September 30, 2019 reflect adjustments to record product warranty liabilities at their respective fair values as of the Acquisition Date. Refer to Note 2, “Acquisitions,” of the notes to financial statements for further information.

15.	Restructuring and Impairment Costs

As part the Company’s ongoing focus on providing best-in-class service to customers, while optimizing and modernizing its operations and addressing market dynamics, the Company announced on May 4, 2020 that it will be streamlining its U.S. manufacturing network through the discontinuation of assembly operations at one of its plants in November 2020. As a result, the Company recorded $11 million of restructuring and impairment costs in the consolidated statement of income (loss) within the Americas segment for the year ended September 30, 2020. These costs included approximately $10 million of non-cash asset impairment costs related to certain assets identified as having no alternative use and $1 million of costs primarily related to workforce reductions. Non-cash asset impairment costs were primarily measured using an income approach which considers the manner in which the assets could be operated to maximize their projected future cash inflows. The inputs utilized in the analyses are classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820, “Fair Value Measurement.” Liabilities for workforce reduction costs incurred but not yet paid are included in other current liabilities on the consolidated statement of financial position as of September 30, 2020.

Subsequent event: Upon further review of the U.S. manufacturing network in March 2021, the Company concluded it would not repurpose the facilities and production assets of the assembly plant operations that were shut down in November 2020 and certain other production assets located in an adjacent assembly plant as other alternative investments in the network were identified, evaluated, and approved. As a result, the Company recognized $27 million of non-cash impairments within the Americas Segment for the period ending March 31, 2021.

16.	Commitments and Contingencies

Environmental Matters

The Company accrues for potential environmental liabilities when it is probable a liability has been incurred and the amount of the liability is reasonably estimable. As of September 30, 2020 and 2019, reserves for environmental liabilities totaled $4 million. Such potential liabilities accrued by the Company do not take into consideration possible recoveries of future insurance proceeds. They do, however, take into account the likely share other parties will bear at remediation sites. It is difficult to estimate the Company’s ultimate level of liability at many remediation sites due to the large number of other parties that may be involved, the complexity of determining the relative liability among those parties, the uncertainty as to the nature and scope of the investigations and remediation to be conducted, the uncertainty in the application of law and risk assessment, the various choices and costs associated with diverse technologies that may be used in corrective actions at the sites, and the often quite lengthy periods over which eventual remediation may occur. Nevertheless, the Company does not currently believe that any claims, penalties or costs in connection with known environmental matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. In addition, the Company has identified asset retirement obligations for environmental matters that are expected to be addressed at the retirement, disposal, removal or abandonment of existing owned facilities. The fair value of these obligations are recorded as liabilities on a discounted basis which is estimated using assumptions and judgements regarding such factors as the existence of a legal obligation for an asset retirement obligation, technical assessment of the assets, estimated amounts and timing of settlements, discount rates, and inflation rates, and represent Level 3 fair value measurements. At September 30, 2020 and 2019, the Company recorded conditional asset retirement obligations within other noncurrent liabilities of $30 million and $26 million, respectively.

Insurable Liabilities

The Company records liabilities primarily for workers’ compensation. The determination of these liabilities and related expenses is dependent on claims experience. Claims incurred but not yet reported are estimated by utilizing actuarial valuations based upon historical claims experience. Claims incurred prior to the Acquisition Date remain the obligation of the Parent Company. At September 30, 2020 and 2019, the insurable liabilities recorded by the Company were $3 million.

The Company is involved in various lawsuits, claims and proceedings incident to the operation of its businesses, including those pertaining to product liability, environmental, safety and health, intellectual property, employment, commercial and contractual matters, and various other casualty matters. Although the outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to us, it is management’s opinion that none of these will have a material adverse effect on the Company’s financial position, results of operations or cash flows. Costs related to such matters were not material to the periods presented.

Letters of Credit

The Company has obtained letters of credit securing our subsidiaries’ obligations pertaining to insurable risks, banking relationships, lease arrangements, and environmental matters. The maximum liability under such letters of credit as of September 30, 2020 was $56 million. These letters of credit have various expiration dates through May 2021. We do not anticipate that the counterparties will draw upon these letters of credit, and we expect that they will be renewed to the extent necessary in the future.

Purchase Obligations

The Company enters into long-term supply contracts for raw materials and other services to mitigate both supply and price risk, and contain both variable and fixed price terms based on the nature of the raw material or services acquired. Total purchase obligations in relation to these long-term supply contracts is as follows (in millions):

	Total amounts for all years	Less than 1 year	1-3 years	3-5 years	More than 5 years
Purchase obligations	$2,002	$1,149	$664	$169	$20

In addition, as of September 30, 2020, there are various other liabilities recorded on the balance sheet for which the timing of the payments cannot be estimated due to the nature of the liabilities and are therefore excluded from the table above.

Long-term Incentive Plan

The long-term incentive plan (“LTIP”) was adopted by the Company effective as of January 1, 2020. The purpose of the plan is to retain senior management personnel of the Company, to incentivize them to make decisions with a long-term view and to influence behavior in a way that is consistent with maximizing value for the pre-IPO stockholders of the Company in a prudent manner. Each participant may be allocated a number of general and/or stretch pool option units, with a maximum of 10,555,200 option units (or Option Units) in the general pool and 2,638,800 option units in the stretch pool available for allocation. Awards of Option Units generally vest in equal increments over a five-year period beginning on the first anniversary of the grant date and are subject to continued employment with the Company through each vesting date. Any unvested Option Units that have not been previously forfeited will accelerate and become fully vested upon a “Change in Control” (as defined below).

Option Units will generally be settled in a lump sum payment within 30 days following a Change in Control based on the “Sales Proceeds” (as defined below) received by Brookfield Capital Partners V, L.P. (or, together with its affiliates, “Brookfield”) in connection with the Change in Control. The LTIP defines “Change in Control” as any transaction or series of transactions (including, without limitation, the consummation of a combination, share purchases, recapitalization, redemption, issuance of capital stock, consolidation, reorganization or otherwise) pursuant to which (a) a Person not affiliated with Brookfield acquires securities representing more than seventy percent (70%) of the combined voting power of the outstanding voting securities of the Company or the entity surviving or resulting from such transaction, (b) following a public offering of the Company’s stock, Brookfield has ceased to have a beneficial ownership interest in at least 30% of the Company’s outstanding voting securities (effective on the first of such date), or (c) the Company sells all or substantially all of the assets of the Company and its subsidiaries on a consolidated basis. It is intended that the occurrence of a Change in Control in which Sales Proceeds exceed the Threshold Value would constitute a “substantial risk of forfeiture” within the meaning of Section 409A of the Code. The LTIP defines “Threshold Value” as, as of any date of determination, an amount equal to $2,932,000,000 (which represents the amount of the total invested capital of Brookfield as of April 30, 2019), plus the dollar value of any cash or other consideration contributed to or invested in the Company by Brookfield after April 30, 2019. The Threshold Value shall be determined by the Board of Directors in its sole discretion. The LTIP defines “Sale Proceeds” as, as of any date of determination, the sum of all proceeds actually received by Brookfield, net of all Sales Costs (as defined below), (i) as consideration (whether cash or equity) upon the Change in Control and (ii) as distributions, dividends, repurchases, redemptions or otherwise as a holder of such equity interests in the Company. Proceeds that are not paid upon or prior to or in connection with the Change in Control, including earn-outs, escrows and other contingent or deferred consideration shall become “Sale Proceeds” only as and when such proceeds are received by Brookfield. The amount of Sale Proceeds shall be determined by Brookfield in its sole discretion. “Sales Costs” means any costs or expenses (including legal or other advisor costs), fees (including investment banking fees), commissions or discounts payable directly by Brookfield in connection with, arising out of or relating to a Change in Control, as determined by Brookfield in its sole discretion.

As of September 30, 2020, the awards have not vested. As the Company has concluded that a Change of Control is not probable, no expense has been recognized in the consolidated financial statements.

17.	Related Party Transactions, Equity Method Investments, and Parent Company Investment

Related Party Transactions

In the ordinary course of business, the Company enters into transactions with related parties, such as equity method investments. Such transactions consist of the sale or purchase of goods and other arrangements.

The following table presents the net sales to and purchases from related parties included in the consolidated & combined statements of income (loss) for the periods presented (in millions):

	Successor		Predecessor
	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2018
Net sales	$658	$316	$373	$737
Purchases	34	54	85	140

The following table sets forth the amount of accounts receivable due from and payable to related parties in the consolidated statements of financial position (in millions):

	September 30, 2020	September 30, 2019
Receivable from related parties	$65	$97
Payable to related parties	2	16

Equity Method Investments

Investments in the net assets of nonconsolidated partially-owned affiliates accounted for by the equity method are reported in the “Equity method investments” line in the consolidated statements of financial position. The Company’s share of net income generated by the equity method investments is reported in the “Equity income” line in the consolidated and combined statements of income (loss).

The following table presents aggregated summarized financial data for the Company’s equity method investments. The amounts included in the table below represent 100% of the results of continuing operations of the equity method investments in aggregate.

Summarized balance sheet data is as follows (in millions):

	September 30, 2020	September 30, 2019
Current assets	$1,264	$1,161
Noncurrent assets	675	841

Total assets	$1,939	$2,002

Current liabilities	$649	$639
Noncurrent liabilities	204	238
Shareholders’ equity	1,086	1,125

Total liabilities and shareholders’ equity	$1,939	$2,002

Summarized income statement data is as follows (in millions):

	Successor		Predecessor
	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2018
Net sales	$2,964	$1,307	$2,078	$3,497
Gross profit	702	319	441	729
Net income	142	60	81	156

Corporate Allocations and Parent’s Net Investment

For the Predecessor periods, the combined statements of income include allocations for certain support functions that were provided on a centralized basis by the Parent Company and subsequently recorded at the business unit level, such as expenses related to employee benefits, finance, human resources, risk management, information technology, facilities, and legal, among others. These expenses have been allocated to the Company on the basis of direct usage when identifiable, with the remainder allocated on a proportional basis of combined sales, headcount or other measures of the Company or the Parent Company. Management believes the assumptions underlying the Predecessor financial statements, including the assumptions regarding allocating general corporate expenses from the Parent Company, are reasonable. Nevertheless, the Predecessor financial statements may not include all actual expenses that would have been incurred by the Company and may not reflect the combined results of operations, financial position and cash flows had it been a stand-alone company during the Predecessor periods presented. Actual costs that would have been incurred if the Company had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure.

In addition to the transactions discussed above, certain intercompany transactions in the Predecessor periods between the Company and the Parent Company have not been reflected as related party transactions. These transactions are considered to be effectively settled for cash at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the combined statement of cash flows as a financing activity and in the combined statements of equity as parent company investment.

18.	Redeemable Noncontrolling Interests

Prior to September 30, 2018, the Company consolidated certain subsidiaries in which the noncontrolling interest party had within their control the right to require the Company to redeem all or a portion of its interest in the subsidiary. The redeemable noncontrolling interests were reported at their estimated redemption value. Any adjustment to the redemption value impacted parent company investment but did not impact net income. Redeemable noncontrolling interests which were redeemable only upon future events, the occurrence of which was not currently probable, were recorded at carrying value. As of September 30, 2020 and September 30, 2019, the Company does not have any subsidiaries for which the noncontrolling interest party has within their control the right to require the Company to redeem any portion of its interests.

Changes in the redeemable noncontrolling interests for the year ended September 30, 2018 were as follows (in millions):

Year Ended September 30, 2018
Predecessor:
Beginning balance, September 30	$209
Net income	35
Foreign currency translation adjustments	(1)
Realized and unrealized losses on derivatives	(9)
Dividends	(3)
Reclassification to noncontrolling interest	(231)

Ending balance, September 30	$—

19.	Segment Information

ASC 280, “Segment Reporting,” requires operating segments to be determined based on information that is regularly reviewed by our chief operating decision maker, our Chief Executive Officer, for the purpose of allocating resources to segments and in assessing their performance. Effective as of the Acquisition Date, the

Company reorganized the reportable segments to align with its new management reporting structure and business activities. Historical information has been recasted to reflect the new reportable segments. Our business is organized into three operating segments: Americas, EMEA and Asia, corresponding to the global markets the Company participates in and bases its operating and product strategies upon. The Company’s operating segments are also its reportable segments.

Americas: Consists of manufacturing operations located in the United States, Mexico, Brazil, and Colombia, with distribution operations that expand across the continents of North America and South America, and equity method investments which primarily operate within the United States.

EMEA: Consists of manufacturing operations located in Germany, the Czech Republic, and Spain, with distribution operations that expand across the continents of Europe, Africa, and the transcontinental region of the Middle East, and equity method investments which primarily operate in the Middle East.

Asia: Consists of manufacturing operations located in China and Korea, with distribution operations that expand across the countries making up the Asia Pacific region, and equity method investments which primarily operate in India and China.

Management evaluates the performance of its business segments primarily on segment earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”), which represents net income (loss) before income taxes and noncontrolling interests, depreciation, intangible asset amortization, net financing charges, restructuring and impairment costs, net mark-to-market adjustments related to pension and postretirement plans, deal and stand-up costs, impacts of purchase accounting, core valuation changes and other items. Centrally incurred costs are allocated to the reportable segments by using a systematic approach whereby costs are assigned based on either underlying cost driver(s) or as a percentage of third-party revenue. Corporate activities which do not relate to the operations of the Americas, EMEA and Asia segments are not allocated. Corporate expenses primarily consist of the Company’s centralized corporate-level activities, such as salaries and benefits of certain corporate staff, product research and development activities, and other administrative expenses.

Financial information relating to the Company’s reportable segments is as follows (in millions):

	Successor		Predecessor
	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2018
Net sales
Americas	$4,710	$2,230	$3,090	$4,349
EMEA	2,036	946	1,281	2,478
Asia	856	359	622	1,173

Total net sales	$7,602	$3,535	$4,993	$8,000

	Successor		Predecessor
	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2018
Adjusted EBITDA
Americas	$924	$432	$581	$1,059
EMEA	324	163	245	469
Asia	112	38	85	142
Corporate expenses	(100)	(39)	(50)	(85)

	$1,260	$594	$861	$1,585

Depreciation	(346)	(136)	(144)	(243)
Amortization of intangible assets	(394)	(161)	(4)	(8)
Net financing charges	(717)	(274)	(23)	(40)
Restructuring and impairment costs	(11)	—	—	(11)
Allocation for support functions (a)	—	—	(62)	(94)
Deal and stand up costs (b)	(29)	(84)	(58)	—
Impacts of purchase accounting (c)	(13)	(302)	—	—
Pension mark-to market adjustment (d)	(66)	(50)	—	(14)
Core valuation change (e)	(49)	14	—	—
Factoring fees (f)	26	19	15	27
Other items (g)	(80)	(15)	(3)	38

Income (loss) before income taxes	$(419)	$(395)	$582	$1,240

(a)	General corporate expenses and other allocations for certain support functions provided by JCI.
(b)

Expenses related to the Acquisition and costs to establish standalone business functions. Acquisition related expenses were $70 million for the five months ended September 30, 2019 and $58 million for the seven months ended April 30, 2019. Costs to establish standalone business functions were $29 million for the year ended September 30, 2020 and $14 million for the five months ended September 30, 2019.

(c)

Impacts of purchase accounting adjustments related to the Acquisition. The sell through of inventory at fair value resulted in increased cost of sales of $296 million for the five months ended September 30, 2019. The amortization of the step-up in value of our equity method investments resulted in a reduction in equity income of $13 million for the year ended September 30, 2020 and $6 million for the five months ended September 30, 2019.

(d)	Non-cash accounting impact of net mark-to-market losses related to pension and other postretirement benefit plans.
(e)	Represents the non-cash change in value of battery cores primarily due to the change in the value of lead.
(f)

Includes costs associated with ongoing receivable factoring programs. To mitigate long collection terms for accounts receivable from certain aftermarket customers, the Company actively engages in receivable factoring programs, through which accounts receivable are sold to third-party intermediaries in exchange for a fee based on LIBOR plus a spread.

(g)

Consists of other items including, among others: (i) restructuring costs and discontinued operation losses at certain equity method investments ($3 million for the seven months ended April 30, 2019 and $7 million for the year ended September 30, 2018), (ii) consulting costs related to operational improvement initiatives ($44 million for the year ended September 30, 2020 and $15 million for the five months ended September 30, 2019), (iii) transaction costs associated with the Bosch Transaction ($9 million for the year ended September 30, 2020), (iv) severance costs ($19 million for the year ended September 30, 2020), (v) mark-to-market adjustments for investments in marketable common stock ($1 million loss for the year ended September 30, 2020), (vi) loss on disposal of certain assets ($1 million for the year ended September 30, 2020), (vii) equipment moving and installation costs related to discontinuing assembly operations of one of the Company’s U.S. plants ($6 million for the year ended September 30, 2020), (viii)

adjustment to asset retirement obligations due to a modification in the underlying calculation assumptions (($13) million for the year ended September 30, 2018), (ix) gain on deconsolidation of a subsidiary (($15) million for the year ended September 30, 2018), (x) gain on partial divestiture of equity interests in a non-consolidated subsidiary (($7) million for the year ended September 30, 2018) and (xi) reversal of a license fee received in connection with the renegotiation of an existing IP agreement (($10) million for the year ended September 30, 2018).

	Successor
	September 30, 2020	September 30, 2019
Assets
Americas	$8,813	$9,265
EMEA	4,536	4,474
Asia	2,116	2,011
Corporate	140	167

Total	$15,605	$15,917

	Successor
	September 30, 2020	September 30, 2019
Equity method investments
Americas	$285	$254
EMEA	58	66
Asia	439	456

Total	$782	$776

	Successor		Predecessor
	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2018
Depreciation/Amortization
Americas	$457	$193	$88	$143
EMEA	204	74	30	53
Asia	66	25	23	42
Corporate	13	5	7	13

Total	$740	$297	$148	$251

	Successor		Predecessor
	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2018
Capital Expenditures
Americas	$199	$123	$125	$223
EMEA	64	33	29	42
Asia	27	12	24	104
Corporate	24	13	14	3

Total	$314	$181	$192	$372

	Successor		Predecessor
	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2018
Equity Income
Americas	$41	$10	$17	$25
EMEA	3	4	2	14
Asia	4	3	11	19

Total	$48	$17	$30	$58

In the periods presented, no customer exceeded 10% of consolidated net sales.

Geographic Information

Financial information relating to the Company’s operations by geographic area is as follows (in millions):

	Successor		Predecessor
	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2018
Net Sales
United States	$3,646	$1,691	$2,398	$3,319
Mexico	697	346	437	627
Other Americas	367	193	255	403
Germany	1,075	518	702	1,346
Other EMEA	961	428	579	1,132
China	457	197	373	741
South Korea	399	162	249	432

Total	$7,602	$3,535	$4,993	$8,000

	Successor
	September 30, 2020	September 30, 2019
Long-Lived Assets
United States	$1,521	$1,498
Mexico	547	563
Other Americas	116	141
Germany	431	413
Other EMEA	327	339
China	495	505
South Korea	59	69

Total	$3,496	$3,528

Net sales attributed to geographic locations are based on the location of the assets producing the sales. Long-lived assets by geographic location consist of net property, plant and equipment.

20.	Subsequent Events

Restructuring and Impairment costs

In October 2020, the Company announced that it would be launching an organizational transformation initiative. The initiative’s goals are, among others, to increase the efficiency and capability of its workforce through a realignment of the existing organizational structure to better meet the Company’s near-term commitments and long-term strategy. In December 2020, the Company committed to a significant plan to realign its organizational structure and streamline existing processes resulting in a charge of approximately $26 million being recorded in restructuring and impairment costs on the consolidated statement of loss for the three months ended December 31, 2020. Of the charge recorded, $17 million related to the EMEA segment, $4 million related to the Americas segment, $2 million related to the Asia segment, and $3 million related to Corporate. The charge, which is the total amount incurred and the total amount expected to be incurred in connection with this restructuring plan, consisted primarily of severance costs associated with streamlining the workforce.

Effective January 19, 2021, the Company’s Board of Directors approved management’s plan to permanently close one of the Company’s battery recycling plants operating within North America in order to better align the Company’s operating footprint within the region to the Company’s revised procurement strategy. The permanent closure of this battery recycling plant will allow the Company to further focus its resources and attention on increasing the efficiency of its other battery recycling plants within the region, and optimize its best-in-class supply chain and logistics network. As a result, the Company recorded approximately $171 million of restructuring and impairment costs in the consolidated statement of income (loss) within the Americas segment for the three months ended March 31, 2021. These costs included approximately $157 million of non-cash asset impairment costs related to certain assets identified as having no alternative use and $14 million of costs primarily related to workforce reductions and other costs. The Company may incur additional costs related to the closure and its estimates are subject to further refinement, which may be material, based upon changes in the facts and circumstances regarding closure activities undertaken, and the result of management’s review of various alternatives to owning and operating the battery recycling plant.

In March 2021, upon further assessment of the Company’s current strategies to penetrate emerging markets within its Asia Segment, the Company committed to a plan to divest one of its equity method investments in order to pursue alternative investment strategies within the market in which the equity method investment operates. In light of the Company’s decision, it evaluated the investment’s future business prospects and the marketability of equity interests in the investment determining that collectively the facts and circumstances concerning the investment suggest that the fair value of the Company’s investment has declined below its carrying value and the decrease of value is deemed to be other-than-temporary. As a result, an impairment charge of $29 million was recorded as of and for period ended March 31, 2021 to reduce the carrying value of the Company’s investment to its estimated fair value.

Debt and Financing Arrangements

In October 2020, the Company made approximately $150 million in voluntary principal payments on the Term Loan Facility ($75 million on the USD Term Loan and €65 million on the Euro Term Loan). In March 2021, the Company closed on the repricing of the Term Loan Facility, which resulted in a 50 basis point rate reduction on the EUR Term Loan (issued with an original issue discount of 25 basis points) and 25 basis point rate reduction on the USD Term Loan. As part of the repricing, the Company also made $100 million in principal payments on the USD Term Loan and the First Lien Credit Agreement was amended to include provisions broadly consistent with the “hardwired” approach recommended prior to the repricing by the Alternative Rates Reference Committee convened by the Federal Reserve Board in relation to addressing the discontinuation of US dollar LIBOR.

Vernon, CA Litigation

In December 2020, the Company received notice that it was named in a lawsuit filed by the state of California seeking relief associated with environmental contamination generated by a former Exide lead recycling facility in Vernon, CA, and for reimbursement of costs incurred to date by the state of California related to its investigation and clean up. The lawsuit also names other prior owner/operators as well as several former customers of the facility, including Clarios. The Company has engaged counsel to evaluate the merits of and potential defenses to the lawsuit and its allegations. To date the Company, at the advice of its counsel, is unable to reasonably estimate the potential loss or range of potential losses. It is at least reasonably possible that after further investigation into the facts and circumstances, an estimate of the potential loss or range of potential losses may be material.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

[Alternative Pages for Series A Mandatory Convertible Preferred Stock Prospectus]

Subject to Completion, Dated                 , 2021

Preliminary Prospectus

Clarios International Inc.

                 Shares

of

% Series A Mandatory Convertible Preferred Stock

Clarios International Inc. is offering                  shares of its     % Series A Mandatory Convertible Preferred Stock, par value $0.01 per share (the “Mandatory Convertible Preferred Stock”).

Dividends on our Mandatory Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by our board of directors, or an authorized committee of our board of directors, at an annual rate of     % of the liquidation preference of $50.00 per share. We may pay declared dividends in cash or, subject to certain limitations, in shares of our common stock, par value $0.01 per share, or in any combination of cash and shares of our common stock on                 ,                 ,                  and                  of each year, commencing on, and including,                 , 2021 and ending on, and including,                 , 2024.

Each share of our Mandatory Convertible Preferred Stock has a liquidation preference of $50.00. Unless earlier converted, each share of the Mandatory Convertible Preferred Stock will automatically convert on the second business day immediately following the last Trading Day (as defined herein) of the Settlement Period (as defined herein) into between                  and                  shares of our common stock (respectively, the “Minimum Conversion Rate” and “Maximum Conversion Rate”), each subject to anti-dilution adjustments. The number of shares of our common stock issuable on conversion of the Mandatory Convertible Preferred Stock will be determined based on the Average VWAP (as defined herein) per share of our common stock over the 20 consecutive Trading Day period commencing on, and including, the 21st Scheduled Trading Day (as defined herein) immediately preceding                 , 2024. At any time prior to                 , 2024, holders may elect to convert each share of the Mandatory Convertible Preferred Stock into shares of common stock at the Minimum Conversion Rate of                  shares of our common stock per share of the Mandatory Convertible Preferred Stock, subject to anti-dilution adjustments. If you elect to convert any shares of the Mandatory Convertible Preferred Stock during a specified period beginning on the effective date of a Fundamental Change (as defined herein), such shares of the Mandatory Convertible Preferred Stock will be converted into shares of our common stock at the Fundamental Change Conversion Rate (as defined herein), and you will also be entitled to receive a Fundamental Change Dividend Make-whole Amount and Accumulated Dividend Amount (each as defined herein).

Concurrently with this offering, we are also making an initial public offering of                  shares of our common stock, par value $0.01 per share (the “Concurrent Offering”) at an initial public offering price that we anticipate will be between $                 and $                 per share. The Concurrent Offering is being made by means of a separate prospectus and not by means of this prospectus. We have granted the underwriters of that offering an option for a period of 30 days to purchase up to an additional                  shares of our common stock to cover over-allotments. The closing of this offering of the Mandatory Convertible Preferred Stock is conditioned upon the closing of the Concurrent Offering, but the closing of the Concurrent Offering is not conditioned upon the closing of this offering of Mandatory Convertible Preferred Stock. We cannot assure you that the Concurrent Offering will be completed or, if completed, on what terms it will be completed.

We intend to use the net proceeds of this offering, together with the net proceeds of the Concurrent Offering, for repayment of outstanding indebtedness. See “Summary—Use of Proceeds”.

This is our initial public offering and no public market exists for the Mandatory Convertible Preferred Stock or the common stock into which it is convertible. We have applied to list the Mandatory Convertible Preferred Stock and the common stock on the New York Stock Exchange (“NYSE”), under the symbols “BTRY PRA” and “BTRY”, respectively.

After the completion of this offering and the Concurrent Offering, certain entities affiliated with Brookfield Asset Management Inc. (“Brookfield”) and Caisse de dépôt et placement du Québec (collectively, the “Sponsor Group”) will continue to own a majority of the voting power of shares eligible to vote in the election of our directors, representing approximately     % of the combined voting power of our outstanding common stock assuming no exercise of the Concurrent Offering underwriters’ option to purchase additional shares of common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. See “Management—Controlled Company Exception” and “Principal Stockholders.” Following the completion of the Concurrent Offering, public investors will own approximately     %, representing approximately     % of the combined voting power, of our outstanding shares of common stock assuming no exercise of the Concurrent Offering underwriters’ option to purchase additional shares of common stock.

Investing in our Mandatory Convertible Preferred Stock involves risks. See “Risk Factors” beginning on page 26.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to us before expenses (1)	$	$

(1)	See “Underwriting” for a description of compensation to be paid to the underwriters.

We have granted the underwriters an option for a period of 30 days to purchase up to an additional                  shares of Mandatory Convertible Preferred Stock to cover over-allotments, if any. See “Underwriting.”

The underwriters expect to deliver the shares of Mandatory Convertible Preferred Stock to purchasers on or about                 , 2021.

BofA Securities	J.P. Morgan

Barclays	BMO Capital Markets	Credit Suisse

Deutsche Bank Securities	Goldman Sachs & Co. LLC

Citigroup	HSBC	RBC Capital Markets

Scotiabank	TD Securities

CIBC Capital Markets	Guggenheim Securities

Credit Agricole CIB	ING	National Bank of Canada Financial Inc.

Natixis	Santander	Siebert Williams Shank

The date of this prospectus is                  , 2021

THE OFFERING

The summary below describes the principal terms of the Mandatory Convertible Preferred Stock. Certain of the terms and conditions described below are subject to important limitations and exceptions. Refer to the section of this prospectus entitled “Description of Mandatory Convertible Preferred Stock” for a more detailed description of the terms and conditions of the Mandatory Convertible Preferred Stock.

As used in this section, the terms “the Company,” “us,” “we” or “our” refer to Clarios International Inc. and not any of its subsidiaries or affiliates.

Issuer	Clarios International Inc., a Delaware corporation.

Securities Offered	shares of our % Series A Mandatory Convertible Preferred Stock, par value $0.01 per share (the “Mandatory Convertible Preferred Stock).”

Underwriters’ Option to Purchase Additional Shares	Up to shares, solely to cover over-allotments.

Public Offering Price	$ per share of Mandatory Convertible Preferred Stock.

Liquidation Preference	$50.00 per share of Mandatory Convertible Preferred Stock.

Dividends

                % of the liquidation preference of $50.00 per share of the Mandatory Convertible Preferred Stock per year.

Dividends shall accumulate from the most recent date as to which dividends shall have been paid or, if no dividends have been paid, from (and including) the first original issue date of the shares of the Mandatory Convertible Preferred Stock, whether or not in any dividend period or periods there have been funds legally available or shares of common stock legally permitted for the payment of such dividends. When, as and if our board of directors, or an authorized committee thereof, declares (out of funds legally available for payment, in the case of dividends paid in cash, and shares of common stock legally permitted to be issued, in the case of dividends paid in common stock) a dividend payable with respect to the Mandatory Convertible Preferred Stock, we will pay such dividend in cash, by delivery of shares of our common stock or through any combination of cash and shares of our common stock, as determined by us in our sole discretion (subject to certain limitations); provided that any unpaid dividends will continue to accumulate, except as described below.

If declared, dividends will be payable on the dividend payment dates (as described below) to holders of record of the Mandatory Convertible Preferred Stock at the Close of Business on the                 ,                 ,                  or                 , as the case may be, immediately preceding the relevant dividend payment date (each a “Regular Record Date”), whether or not such holders early convert their shares of Mandatory Convertible Preferred Stock, or such shares of Mandatory Convertible Preferred Stock are automatically converted, after a Regular Record Date and on or prior to the immediately succeeding dividend payment date. If

declared, the dividend payable on the first dividend payment date will be approximately $                 per share of the Mandatory Convertible Preferred Stock. If declared, each subsequent dividend will be $                 per share of the Mandatory Convertible Preferred Stock. Accumulated dividends on shares of the Mandatory Convertible Preferred Stock will not bear interest, nor shall additional dividends be payable thereon, if they are paid subsequent to the applicable dividend period in which they accumulate. See “Description of Mandatory Convertible Preferred Stock—Dividends.”

We will make each payment of a declared dividend on the Mandatory Convertible Preferred Stock in cash, except to the extent we elect to make all or any portion of such payment in shares of our common stock. If we elect to make any payment of a declared dividend, or any portion thereof, in shares of our common stock, such shares shall be valued for such purpose at the Average VWAP (as defined under “Description of Mandatory Convertible Preferred Stock—Mandatory Conversion—Definitions”) per share of our common stock over the five consecutive Trading Day period beginning on, and including, the sixth Scheduled Trading Day immediately preceding the applicable dividend payment date (such average, the “Average Price”), multiplied by 97%. Notwithstanding the foregoing, in no event will the number of shares of our common stock delivered in connection with any declared dividend, including any declared dividend payable in connection with a conversion, exceed a number equal to the declared dividend divided by $                , which amount represents approximately 35% of the Initial Price (as defined below) (subject to adjustment in a manner inversely proportional to any anti-dilution adjustment to each Fixed Conversion Rate as described below) (such dollar amount, as adjusted, the “Floor Price”). To the extent that the amount of the declared dividend exceeds the product of the number of shares of our common stock delivered in connection with such declared dividend and 97% of the Average Price, we will, if we are legally able to do so and to the extent permitted under the terms of the documents governing our indebtedness, notwithstanding any notice by us to the contrary, pay such excess amount in cash. Any such payment in cash may not be permitted by our then existing debt instruments. To the extent that we are not able to pay such excess amount in cash under applicable law and in compliance with our indebtedness, we will not have any obligation to pay such amount in cash or deliver additional shares of our common stock in respect of such amount.

The “Initial Price” is calculated by dividing $50.00 by the Maximum Conversion Rate of                  shares of common stock and initially equals approximately $                , which is the anticipated initial public offering price per share of our common stock in the Concurrent Offering.

Dividend Payment Dates	, , and of each year, commencing on, and including, , 2021 and ending on, and including, , 2024.

Mandatory Conversion Date	The second business day immediately following the last Trading Day of the Settlement Period (as defined herein). The Mandatory Conversion Date is expected to be , 2024.

Mandatory Conversion

Upon conversion on the Mandatory Conversion Date, each outstanding share of the Mandatory Convertible Preferred Stock, unless previously converted, will automatically convert into a number of shares of our common stock equal to not more than shares of our common stock (the “Maximum Conversion Rate”) and not less than shares of our common stock (the “Minimum Conversion Rate”), depending on the Applicable Market Value of our common stock, as described below, and subject to certain anti-dilution adjustments.

The “Applicable Market Value” of our common stock is the Average VWAP per share of our common stock over the 20 consecutive Trading Day period commencing on, and including, the 21st Scheduled Trading Day immediately preceding , 2024 (the “Settlement Period”). The conversion rate will be calculated as described under “Description of Mandatory Convertible Preferred Stock—Mandatory Conversion,” and the following table illustrates the conversion rate per share of the Mandatory Convertible Preferred Stock, subject to certain anti-dilution adjustments.

Assumed Applicable Market Value of our common stock	Conversion rate (number of shares of our common stock issuable upon conversion of each share of the Mandatory Convertible Preferred Stock)
Greater than the Threshold Appreciation Price	shares of common stock

Equal to or less than the Threshold Appreciation Price but greater than or equal to the Initial Price	Between and shares of common stock, determined by dividing $50.00 by the Applicable Market Value

Less than the Initial Price	shares of common stock

The “Threshold Appreciation Price” is calculated by dividing $50.00 by the Minimum Conversion Rate of                  shares of common stock, which is equal to approximately $            , and represents an approximately    % appreciation over the Initial Price.

If we declare a dividend for the dividend period ending on, but excluding,                 , 2024, we will pay such dividend to the holders of record as of the immediately preceding Regular Record Date. If, on or prior to                 , 2024 we have not declared all or any portion of the accumulated and unpaid dividends on the Mandatory Convertible Preferred Stock, the conversion rate will be adjusted so that holders receive an additional number of shares of our common stock equal to (i) the amount of such accumulated and unpaid dividends that have not been declared (such amount, the “Additional Conversion Amount”), divided by (ii) the greater of (A) the Floor Price and (B) 97% of the Average Price (calculated using , 2024 as the applicable dividend date). To the extent that the Additional Conversion Amount exceeds the product of the number of additional shares and 97% of the Average Price, we will, if we are able to do so under applicable law and in compliance with our indebtedness, declare and pay such excess amount in cash pro rata to the holders of the Mandatory Convertible Preferred Stock. To the extent that we are not able to pay such excess amount in cash under applicable law and in compliance with our indebtedness, we will not have any obligation to pay such amount in cash or deliver additional shares of our common stock in respect of such amount.

Early Conversion at the Option of the Holder

Other than during a Fundamental Change Conversion Period (as defined herein), at any time prior to                 , 2024, holders of the Mandatory Convertible Preferred Stock have the option to elect to convert their shares of Mandatory Convertible Preferred Stock, in whole or in part (but in no event less than one share of Mandatory Convertible Preferred Stock), into shares of our common stock at the Minimum Conversion Rate of                  shares of our common stock per share of the Mandatory Convertible Preferred Stock as described under “Description of Mandatory Convertible Preferred Stock—Early Conversion at the Option of the Holder.” This Minimum Conversion Rate is subject to certain anti-dilution adjustments.

If, as of the conversion date of any early conversion (the “Early Conversion Date”), we have not declared all or any portion of the accumulated and unpaid dividends for all full dividend periods ending on or before the dividend payment date prior to such Early Conversion Date, the conversion rate for such early conversion will be adjusted so that holders converting their Mandatory Convertible Preferred Stock at such time receive an additional number of shares of our common stock equal to such amount of accumulated and unpaid dividends that have not been declared for such full dividend periods (the “Early Conversion Additional Conversion Amount”), divided by the greater of (i) the Floor Price and (ii) the Average VWAP per share of our common stock over the 20 consecutive Trading Day period commencing on, and including, the 21st Scheduled Trading Day immediately preceding the Early Conversion Date (the “Early Conversion Average Price”). To the extent that the Early Conversion Additional Conversion Amount exceeds the product of such number of additional shares and the Early Conversion Average Price, we will not have any obligation to pay the shortfall in cash or to deliver shares of our common stock in respect of such shortfall.

Conversion at the Option of the Holder Upon a Fundamental Change; Fundamental Change Dividend Make-whole Amount

If a “Fundamental Change” (as defined under “Description of Mandatory Convertible Preferred Stock—Conversion at the Option of the Holder upon Fundamental Change; Fundamental Change Dividend Make-whole Amount”) occurs on or prior to                 , 2024, holders of the Mandatory Convertible Preferred Stock will have the right, during the Fundamental Change Conversion Period (as defined under “Description of Mandatory Convertible Preferred Stock—Conversion at the Option of the Holder upon Fundamental Change; Fundamental Change Dividend Make-whole Amount”), to convert their shares of Mandatory Convertible Preferred Stock, in whole or in part (but in no event less than one share of the Mandatory Convertible Preferred Stock), into shares of our common stock (or units of exchange property as described in “Description of Mandatory Convertible Preferred Stock—Conversion at the Option of the Holder upon Fundamental Change; Fundamental Change Dividend Make-whole Amount”) at the “Fundamental Change Conversion Rate.” The Fundamental Change Conversion Rate will be determined based on the effective date of the Fundamental Change and the price paid (or deemed paid) per share of our common stock in such Fundamental Change.

Holders who convert their Mandatory Convertible Preferred Stock during the Fundamental Change Conversion Period will also receive a “Fundamental Change Dividend Make-whole Amount” equal to the present value (computed using a discount rate of     % per annum) of all remaining dividend payments on their shares of Mandatory Convertible Preferred Stock (excluding any Accumulated Dividend Amount (as defined under “Description of Mandatory Convertible Preferred Stock—Conversion at the Option of the Holder upon Fundamental Change; Fundamental Change Dividend Make-whole Amount—Fundamental Change Dividend Make-whole Amount and Accumulated Dividend Amount”)) from and including such effective date to, but excluding,                 , 2024. We may elect to pay the Fundamental Change Dividend Make-whole Amount in cash, shares of our common stock or a combination thereof. If we elect to pay the Fundamental Change Dividend Make-whole Amount in shares of our common stock (or units of exchange property) in lieu of cash, the number of shares of our common stock (or units of exchange property) that we will deliver will equal (x) the Fundamental Change Dividend Make-whole Amount divided by (y) the greater of the Floor Price and 97% of the price paid, or deemed paid, per share of our common stock in the Fundamental Change.

To the extent that the Accumulated Dividend Amount exists as of the effective date of the Fundamental Change, holders who convert their Mandatory Convertible Preferred Stock within the Fundamental Change Conversion Period will be entitled to receive, upon conversion, such Accumulated Dividend Amount in cash (to the extent we are legally permitted to make such payment in cash and to the extent permitted under the terms of the documents governing our indebtedness) or shares of our common stock (or units of exchange property as described in this prospectus) or any combination thereof, at our election, upon conversion. If we elect to pay the Accumulated Dividend Amount in shares of our common stock (or units of exchange property) in lieu of cash, the number of shares of our common stock (or units of exchange property) that we will deliver will equal (x) the Accumulated Dividend Amount divided by (y) the greater of the Floor Price and 97% of the price paid, or deemed paid, per share of our common stock in the transaction resulting in such Fundamental Change.

To the extent that the sum of the Fundamental Change Dividend Make-whole Amount and Accumulated Dividend Amount or the dollar amount of any portion thereof paid in shares of our common stock (or units of exchange property) exceeds the product of (x) the number of additional shares we deliver in respect thereof and (y) 97% of the price paid (or deemed paid) per share of our common stock in the relevant Fundamental Change, we will, if we are legally able to do so, and to the extent permitted under the terms of the documents governing our indebtedness, pay such excess amount in cash. Any such payment in cash may not be permitted by our then existing debt instruments, including any restricted payment covenants. To the extent that we are not able to pay such excess amount in cash under applicable law and in compliance with our indebtedness, we will not have any obligation to pay such amount in cash or deliver additional shares of our common stock in respect of such amount.

However, if we are prohibited from paying or delivering, as the case may be, the Fundamental Change Dividend Make-whole Amount (whether in cash or in shares of our common stock), in whole or in part, due to limitations of applicable Delaware law, the Fundamental Change Conversion Rate will instead be increased by a number of shares of common stock equal to the cash amount of the aggregate unpaid and undelivered Fundamental Change Dividend Make-whole Amount, divided by the greater of (i) the Floor Price and (ii) 97% of the price paid (or deemed paid) per share of our common stock in the Fundamental Change. To the extent that the cash amount of the aggregate unpaid and undelivered Fundamental Change Dividend Make-whole Amount exceeds the product of such number of additional shares and 97% of the price paid (or deemed paid) per share of our common stock in the Fundamental Change, we will not have any obligation to pay the shortfall in cash or to deliver shares of our common stock in respect of such shortfall.

See “Description of Mandatory Convertible Preferred Stock—Conversion at the Option of the Holder upon Fundamental Change; Fundamental Change Dividend Make-whole Amount—

Fundamental Change Dividend Make-whole Amount and Accumulated Dividend Amount.”

Voting Rights

Except as specifically required by applicable Delaware law or by our amended and restated certificate of incorporation from time to time, the holders of Mandatory Convertible Preferred Stock will have no voting rights.

Whenever dividends on any shares of Mandatory Convertible Preferred Stock have not been declared and paid for the equivalent of six or more dividend periods, whether or not for consecutive dividend periods, the authorized number of directors on our board of directors will, at the next annual meeting of stockholders or at a special meeting of stockholders, automatically be increased by two and the holders of such shares of the Mandatory Convertible Preferred Stock, voting together as a single class with holders of any and all other series of preferred stock ranking equally with the Mandatory Convertible Preferred Stock and having similar voting rights, will be entitled, at our next annual meeting of stockholders or at a special meeting of stockholders, to vote for the election of a total of two additional members of our board of directors, subject to certain limitations described herein.

So long as any shares of Mandatory Convertible Preferred Stock remain outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds in voting power of the outstanding shares of Mandatory Convertible Preferred Stock and all other series of preferred stock ranking equally with the Mandatory Convertible Preferred Stock and having similar voting rights, voting together as a single class, (i) amend or alter the provisions of our amended and restated certificate of incorporation so as to authorize or create, or increase the authorized amount of, any specific class or series of stock ranking senior to the Mandatory Convertible Preferred Stock, (ii) amend, alter or repeal the provisions of our amended and restated certificate of incorporation or the certificate of designations with respect to the Mandatory Convertible Preferred Stock so as to adversely affect the special rights, preferences, privileges or voting powers of the Mandatory Convertible Preferred Stock; or (iii) consummate a binding share exchange or reclassification involving the Mandatory Convertible Preferred Stock or a merger or consolidation of us with another entity unless the Mandatory Convertible Preferred Stock remains outstanding or is converted into or exchanged for preference securities with terms not materially less favorable to holders, taken as a whole, in each case, subject to certain limitations described herein.

See “Description of Mandatory Convertible Preferred Stock—Voting Rights.”

Ranking

The Mandatory Convertible Preferred Stock, with respect to dividend rights and/or distribution rights upon our liquidation, winding-up or dissolution, as applicable, will rank:

•  senior to (i) our common stock and (ii) each other class or series of our capital stock established after the first original issue date of shares of the Mandatory Convertible Preferred Stock, the terms of which do not expressly provide that such class or series ranks either (x) senior to the Mandatory Convertible Preferred Stock as to dividend rights or distribution rights upon our liquidation, winding-up or dissolution or (y) on parity with the Mandatory Convertible Preferred Stock as to dividend rights and distribution rights upon our liquidation, winding-up or dissolution;

•  on parity with any class or series of our capital stock established after the first original issue date of shares of the Mandatory Convertible Preferred Stock the terms of which expressly provide that such class or series will rank on parity with the Mandatory Convertible Preferred Stock as to dividend rights and distribution rights upon our liquidation, winding-up or dissolution;

•  junior to each class or series of our capital stock established after the first original issue date of shares of the Mandatory Convertible Preferred Stock the terms of which expressly provide that such class or series will rank senior to the Mandatory Convertible Preferred Stock as to dividend rights or distribution rights upon our liquidation, winding-up or dissolution; and

•  junior to our existing and future indebtedness.

In addition, with respect to dividend rights and distribution rights upon our liquidation, winding-up or dissolution, the Mandatory Convertible Preferred Stock will be structurally subordinated to existing and future indebtedness and other obligations of each of our subsidiaries.

As of March 31, 2021, we had total outstanding indebtedness of approximately $10.5 billion, and no outstanding shares of preferred stock.

Use of Proceeds

We estimate that the net proceeds to us from this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $                 (or approximately $                 if the underwriters exercise their over-allotment option in full).

We estimate that the net proceeds to us from the Concurrent Offering will be approximately $                 million, or approximately $                 million if the underwriters of the Concurrent Offering exercise their over-allotment option in full, assuming an initial public offering price of $             per share (the midpoint of the range set forth on the cover page of the prospectus for the Concurrent Offering), after deducting estimated underwriting discounts and commissions and estimated offering expenses.

Each $1.00 increase (decrease) in the public offering price per share of common stock in the Concurrent Offering would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions, by $                 million (assuming no exercise of the underwriters’ over-allotment option).

We intend to use the net proceeds of this offering and the Concurrent Offering to (i) redeem approximately $             of the 2026 USD Secured Notes (as defined herein), (ii) redeem approximately $             of the 2025 Secured Notes (as defined herein), (iii) redeem approximately $             million of the Unsecured Notes (as defined herein) and (iv) repay approximately $             of outstanding indebtedness under the USD Term Loan (as defined herein). See “Use of Proceeds.”

Material U.S. Federal Income Tax Considerations

The material U.S. federal income tax considerations of owning and disposing of the Mandatory Convertible Preferred Stock and any common stock received upon conversion thereof are described in “Material U.S. Federal Income Tax Considerations.”

Listing	We have applied to list our common stock and the Mandatory Convertible Preferred Stock on the NYSE under the symbols “BTRY” and “BTRY PRA”, respectively.

Concurrent Common Stock Offering	Concurrently with this offering, we are offering, by means of a separate prospectus, shares of our common stock in the initial public offering of our common stock at an initial public offering price that we anticipate will be between $ and $ per share. We have granted the underwriters of that offering a 30-day option to purchase up to an additional shares of our common stock to cover over-allotments. We estimate that the net proceeds to us from the sale of shares of our common stock in the Concurrent Offering, if completed, will be approximately $ (or approximately $ if the underwriters exercise their over-allotment option to purchase additional shares of our common stock in full), assuming an initial public offering price of $ per share (which is the midpoint of the estimated price range shown on the cover page of the prospectus relating to the Concurrent Offering), in each case after deducting estimated expenses and underwriting discounts and commissions. The closing of the offering of Mandatory Convertible Preferred Stock is conditioned upon the closing of the Concurrent Offering, but the closing of the Concurrent Offering is not conditioned upon the closing of the offering of Mandatory Convertible Preferred Stock. We cannot assure you that the Concurrent Offering will be completed or, if completed, on what terms it will be completed.

Common Stock to be Outstanding after the Concurrent Offering	shares (or shares if the underwriters of the Concurrent Offering exercise their option to purchase additional shares of common stock in full).

Controlled Company	Upon the closing of this offering and the Concurrent Offering, entities affiliated with the Sponsor Group will continue to beneficially own more than 50% of the voting power for the election of members of our board of directors and we will be a “controlled company” under NYSE rules. As a controlled company, we qualify for, and intend to rely on, exemptions from certain corporate governance requirements of the NYSE. See “Management—Controlled Company Exception.” Following the completion of the Concurrent Offering, our insiders and affiliates will own approximately % and our public investors will own approximately % of our outstanding shares of common stock assuming no exercise of the underwriters’ option to purchase additional shares of common stock.

Transfer Agent, Registrar and Conversion and Dividend Disbursing Agent	Computershare Trust Company, N.A. is the transfer agent, registrar, conversion agent and dividend disbursement agent for the Mandatory Convertible Preferred Stock.

Risk Factors	Investing in our Mandatory Convertible Preferred Stock involves a high degree of risk. See “Risk Factors” beginning on page 26 of this prospectus for a discussion of factors you should consider carefully before deciding to invest in shares of our Mandatory Convertible Preferred Stock.

Unless we specifically state otherwise, the information in this prospectus does not take into account the issuance of up to                  shares of Mandatory Convertible Preferred Stock which the underwriters have the option to purchase from us solely to cover over-allotments and                  shares of common stock which the underwriters of the Concurrent Offering have the option to purchase from us solely to cover over-allotments in the Concurrent Offering.

The number of shares of common stock that will be outstanding after this offering and the Concurrent Offering is based on                  shares of common stock outstanding as of                 , 2021, and excludes:

•

                 shares of common stock reserved for issuance under our 2021 Long-Term Incentive Plan, as more fully described in “Executive Compensation—Narrative Description to the Summary Compensation Table and Grants of Plan-Based Awards Table—2021 Long-Term Incentive Plan,” and the cash-settled restricted stock units we expect to grant under this plan in connection with this offering to certain non-employee directors, with a value at grant of $145,000 (or $312,500 for the chair of our board of directors) based on the initial public offering price per share of common stock, as more fully described in “Executive Compensation—Compensation of our Directors;” and

•

                shares of our common stock (or                  shares if the underwriters exercise their overallotment option in full) issuable upon conversion of the Mandatory Convertible Preferred Stock being offered in this offering, in each case assuming mandatory conversion based on an Applicable Market Value of our common stock equal to the assumed initial public offering price in the Concurrent Offering of $                 per share of common stock, which is the midpoint of the estimated offering price range shown on the cover page of the prospectus for the Concurrent Offering, subject to anti-dilution, make-whole and other adjustments or any shares of our common stock that may be issued in payment of a dividend, Fundamental Change Dividend Make-whole Amount or Accumulated Dividend Amount.

In addition, unless we specifically state otherwise, the information in this prospectus assumes:

•

the filing of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering; and

•	the completion of the Concurrent Offering and no exercise by the underwriters of that offering of their over-allotment option to purchase additional shares of common stock.

RISK FACTORS

Risks Relating to the Mandatory Convertible Preferred Stock and Our Common Stock

You will bear the risk of a decline in the market price of our common stock between the pricing date for the Mandatory Convertible Preferred Stock and the Mandatory Conversion Date.

The number of shares of our common stock that you will receive upon mandatory conversion of the Mandatory Convertible Preferred Stock is not fixed but instead will depend on the Applicable Market Value of our common stock, which will be determined in the future. The aggregate market value of the shares of our common stock that you would receive upon mandatory conversion may be less than the aggregate Liquidation Preference of the Mandatory Convertible Preferred Stock. Specifically, if the Applicable Market Value of our common stock is less than the Initial Price, which is calculated by dividing $50.00 by the Maximum Conversion Rate and initially equals approximately $                (the anticipated initial public offering price per share of our common stock in the Concurrent Offering), the market value of our common stock that you would receive upon mandatory conversion of each share of the Mandatory Convertible Preferred Stock will be less than the $50.00 liquidation preference per share of Mandatory Convertible Preferred Stock, and an investment in the Mandatory Convertible Preferred Stock would result in a loss, without taking into consideration the payment of dividends. Accordingly, you will bear the entire risk of a decline in the market price of our common stock. Any such decline could be substantial.

In addition, because the number of shares delivered to you upon mandatory conversion will be based upon the Applicable Market Value, which is the Average VWAP per share of our common stock over the Settlement Period, which is the 20 consecutive Trading Day period beginning on, and including, the 21st Scheduled Trading Day immediately preceding                , 2024, the shares of common stock you receive upon mandatory conversion may be worth less than the shares of common stock you would have received had the Applicable Market Value been equal to the VWAP per share of our common stock on the Mandatory Conversion Date or the Average VWAP of our common stock over a different period of days.

Purchasers of our Mandatory Convertible Preferred Stock may not realize any or all of the benefit of an increase in the market price of shares of our common stock. The opportunity for equity appreciation provided by your investment in the Mandatory Convertible Preferred Stock is less than that provided by a direct investment in our common stock.

The market value of each share of our common stock that you would receive upon mandatory conversion of each share of the Mandatory Convertible Preferred Stock on the Mandatory Conversion Date (assuming that all dividends on shares of Mandatory Convertible Preferred Stock will be declared and paid in cash) will only exceed the Liquidation Preference of $50.00 per share of the Mandatory Convertible Preferred Stock if the Applicable Market Value of our common stock exceeds the Threshold Appreciation Price, which is calculated by dividing $50.00 by the Minimum Conversion Rate and initially equals approximately $                . The Threshold Appreciation Price represents a premium of approximately    % over the Initial Price. If the Applicable Market Value of our common stock is greater than the Threshold Appreciation Price, you would receive on the Mandatory Conversion Date approximately    % (which percentage is approximately equal to the Initial Price divided by the Threshold Appreciation Price) of the value of our common stock that you would have received if you had made a direct investment in shares of our common stock on the date of this prospectus. This means that the opportunity for equity appreciation provided by an investment in the Mandatory Convertible Preferred Stock is less than that provided by a direct investment in shares of our common stock.

In addition, if the market value of our common stock appreciates and the Applicable Market Value of our common stock is equal to or greater than the Initial Price but less than or equal to the Threshold Appreciation Price, the aggregate market value of shares of our common stock that you would receive upon mandatory conversion (assuming that all dividends on the shares of Mandatory Convertible Preferred Stock will be declared and paid in cash) will only be equal to the aggregate Liquidation Preference of the Mandatory Convertible Preferred Stock, and you will realize no equity appreciation on our common stock.

The market price of our common stock will directly affect the market price for our Mandatory Convertible Preferred Stock.

We expect that, generally, the market price of our common stock will significantly affect the market price of our Mandatory Convertible Preferred Stock. This may result in greater volatility in the market price of our Mandatory Convertible Preferred Stock than would be expected for nonconvertible preferred stock. Significant fluctuations in the market price and trading volume of our common stock may result not only from general stock market conditions but also from a change in sentiment in the market regarding our operations, business prospects, future funding, this offering or the Concurrent Offering. The price and volume volatility of our common stock may be affected by factors including those outlined under “—Risks Related to Our Common Stock and this Offering.”

In addition, we expect that the market price of our Mandatory Convertible Preferred Stock will be influenced by yield and interest rates in the capital markets, the time remaining to the Mandatory Conversion Date, our creditworthiness and the occurrence of any events affecting us that do not require an adjustment to the Fixed Conversion Rates. Fluctuations in yield rates in particular may give rise to arbitrage opportunities based upon changes in the relative values of our Mandatory Convertible Preferred Stock and our common stock. Any such arbitrage could, in turn, affect the market prices of our common stock and our Mandatory Convertible Preferred Stock. The market price of our common stock could also be affected by possible sales of our common stock by investors who view our Mandatory Convertible Preferred Stock as a more attractive means of equity participation in us and by hedging or arbitrage trading activity that we expect to develop involving our common stock. This trading activity could, in turn, affect the market price of our Mandatory Convertible Preferred Stock.

The adjustment to the conversion rate and the payment of the Fundamental Change Dividend Make-whole Amount upon the occurrence of certain Fundamental Changes may not adequately compensate you for the lost option value and lost dividends as a result of early conversion upon a Fundamental Change.

If a Fundamental Change (as defined in “Description of Mandatory Convertible Preferred Stock—Conversion at the Option of the Holder upon Fundamental Change; Fundamental Change Dividend Make-whole Amount”) occurs on or prior to                , 2024, holders will be entitled to convert their Mandatory Convertible Preferred Stock during the Fundamental Change Conversion Period at the Fundamental Change Conversion Rate (in each case, as defined in “Description of Mandatory Convertible Preferred Stock—Conversion at the Option of the Holder upon Fundamental Change; Fundamental Change Dividend Make-whole Amount”). In addition, with respect to those shares of Mandatory Convertible Preferred Stock converted during the Fundamental Change Conversion Period, you will also receive, among other consideration, a Fundamental Change Dividend Make-whole Amount in cash (subject to our right to deliver shares of common stock in lieu of all or part of such amount in cash), subject to the limitations described in “Description of Mandatory Convertible Preferred Stock—Conversion at the Option of the Holder upon Fundamental Change; Fundamental Change Dividend Make-whole Amount.” If these limitations to the delivery of shares of our common stock in payment of the Fundamental Change Dividend Make-whole Amount are reached, we will pay the shortfall in cash to the extent we are legally permitted to do so and to the extent permitted under the terms of the documents governing our indebtedness. To the extent we are not permitted to pay cash or deliver shares, as the case may be, in respect of the Fundamental Change Dividend Make-whole Amount, in whole in part, due to limitations of applicable Delaware law, we will make an adjustment to the Fundamental Change Conversion Rate subject to certain limitations; provided that if these limitations to the adjustment of the Fundamental Change Conversion Rate are reached, we will not have an obligation to pay the shortfall in cash or deliver shares of our common stock in respect of such amount.

Although this adjustment to the conversion rate and the payment of the Fundamental Change Dividend Make-whole Amount are designed to compensate you for the lost option value of the Mandatory Convertible Preferred Stock and lost dividends that you will suffer as a result of converting your Mandatory Convertible Preferred Stock upon a Fundamental Change, the Fundamental Change Conversion Rate and Fundamental Change Dividend Make-whole Amount are only an approximation of such lost option value and lost dividends and may

not adequately compensate you for your actual loss. In addition, if the price of our common stock is less than $                per share or more than $                per share, the feature of the Fundamental Change Conversion Rate will not compensate you for any loss suffered in connection with a Fundamental Change.

In addition, the agreements governing any of our and our subsidiaries’ future indebtedness may limit our ability to pay cash or deliver shares of our common stock, as the case may be, to converting holders upon a Fundamental Change unless we can repay or refinance the amounts outstanding under such agreements.

Furthermore, our obligation to adjust the conversion rate in connection with a Fundamental Change and pay the Fundamental Change Dividend Make-whole Amount (whether paid or delivered, as the case may be, in cash or shares of our common stock or any combination thereof) could be considered a penalty under state law, in which case the enforceability thereof would be subject to general principles of reasonableness and equitable remedies and therefore may not be enforceable in whole or in part.

The Fixed Conversion Rates of the Mandatory Convertible Preferred Stock may not be adjusted for all dilutive events that may adversely affect the market price of the Mandatory Convertible Preferred Stock or the common stock issuable upon conversion of the Mandatory Convertible Preferred Stock.

The Fixed Conversion Rates of the Mandatory Convertible Preferred Stock are subject to adjustment only for the issuance of certain stock dividends on our common stock, subdivisions or combinations of our common stock, the issuance of certain rights, options or warrants to holders of our common stock, spin-offs, distributions of capital stock, indebtedness, or assets to holders of our common stock, cash dividends, and certain issuer tender or exchange offers as described under “Description of Mandatory Convertible Preferred Stock—Anti-dilution Adjustments.” However, other events, such as employee and director grants that are settled in common stock and option grants, offerings of our common stock or securities convertible into shares of our common stock (other than those set forth in “Description of Mandatory Convertible Preferred Stock—Anti-Dilution Adjustments”) for cash or in connection with acquisitions, or third-party tender or exchange offers, which may adversely affect the market price of our common stock, may not result in any adjustment. Further, if any of these other events adversely affects the market price of our common stock it may also adversely affect the market price of the Mandatory Convertible Preferred Stock. In addition, the terms of our Mandatory Convertible Preferred Stock do not restrict our ability to offer common stock or securities convertible into common stock in the future or to engage in other transactions that could dilute our common stock. We have no obligation to consider the interests of the holders of our Mandatory Convertible Preferred Stock in engaging in any such offering or transaction.

Purchasers of the Mandatory Convertible Preferred Stock may be adversely affected upon the issuance of a new series of preferred stock ranking senior to or equally with the Mandatory Convertible Preferred Stock.

Our amended and restated certificate of incorporation will authorize our board of directors, without the approval of our common stockholders, to issue up to                shares of our preferred stock, par value of $0.01 per share, subject to limitations prescribed by applicable law, rules and regulations and the provisions of our amended and restated certificate of incorporation, as shares of preferred stock in series, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The powers, preferences and rights of these additional series of preferred stock may be senior to or on parity with the Mandatory Convertible Preferred Stock, which may reduce its value.

The terms of the Mandatory Convertible Preferred Stock will require the affirmative vote or consent of the holders of record of at least two-thirds in voting power of the outstanding shares of the Mandatory Convertible Preferred Stock and all other series of Voting Preferred Stock (as defined under “Description of Mandatory Convertible Preferred Stock—Voting Rights”) at the time outstanding and entitled to vote thereon, voting together as a single class, in order to amend or alter the provisions of our amended and restated certificate of incorporation so as to authorize or create, or increase the authorized amount of, any class or series of our capital stock the terms of which expressly provide that such class or series will rank senior to the Mandatory Convertible Preferred Stock as to dividend rights or distribution rights upon our liquidation, winding-up or dissolution but will not otherwise restrict our ability to offer a new series of preferred stock that ranks senior to or equally with the Mandatory Convertible Preferred Stock as to dividend payments or liquidation preference in the future. We have no obligation to consider the interests of the holders of the Mandatory Convertible Preferred Stock in engaging in any such offering or transaction.

Regulatory actions may adversely affect the trading price and liquidity of the Mandatory Convertible Preferred Stock.

Investors in, and potential purchasers of, the Mandatory Convertible Preferred Stock who employ, or seek to employ, a convertible arbitrage strategy with respect to the Mandatory Convertible Preferred Stock may be adversely impacted by regulatory developments that may limit or restrict such a strategy. The SEC and other regulatory and self-regulatory authorities have implemented various rules and may adopt additional rules in the future that restrict and otherwise regulate short selling and over-the-counter swaps and security-based swaps, which restrictions and regulations may adversely affect the ability of investors in, or potential purchasers of, the Mandatory Convertible Preferred Stock to conduct a convertible arbitrage strategy with respect to the Mandatory Convertible Preferred Stock. This could, in turn, adversely affect the trading price and liquidity of the Mandatory Convertible Preferred Stock.

You will have no rights with respect to our common stock until the Mandatory Convertible Preferred Stock is converted, but you may be adversely affected by certain changes made with respect to our common stock.

You will have no rights, powers or preferences with respect to our common stock, including voting rights, rights to respond to common stock tender offers, if any, and rights to receive dividends or other distributions on shares of our common stock, if any (other than through a conversion rate adjustment), prior to the conversion date with respect to a conversion of the Mandatory Convertible Preferred Stock, but your investment in the Mandatory Convertible Preferred Stock may be negatively affected by these events. Upon conversion, you will be entitled to exercise the rights of a holder of shares of our common stock only as to matters for which the record date occurs on or after the date you are deemed to be a record holder of the shares. For example, in the event that an amendment is proposed to our amended and restated certificate of incorporation or bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to the date you are deemed to be a record holder of the shares of common stock issuable upon conversion of your Mandatory Convertible Preferred Stock, you will not be entitled to vote on the amendment (subject to certain limited exceptions and unless it would adversely affect the special rights, preferences, privileges and voting powers of the Mandatory Convertible Preferred Stock), although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock, even if your Mandatory Convertible Preferred Stock has been converted into shares of our common stock prior to the effective date of such change. See “Description of Capital Stock” for further discussion of our common stock.

You will have no voting rights with respect to the Mandatory Convertible Preferred Stock except under limited circumstances.

You will have no voting rights with respect to the Mandatory Convertible Preferred Stock, except with respect to certain amendments to the terms of the Mandatory Convertible Preferred Stock, in the case of certain dividend arrearages, in certain other limited circumstances and except as specifically required by applicable Delaware law or by our amended and restated certificate of incorporation. You will have no right to vote for any members of our board of directors except in the case of certain dividend arrearages.

If dividends on any shares of the Mandatory Convertible Preferred Stock have not been declared and paid for the equivalent of six or more dividend periods, whether or not for consecutive dividend periods, the authorized number of directors on our board of directors will, at the next annual meeting of stockholders or at a special meeting of stockholders, if any, automatically be increased by two and the holders of such shares of Mandatory Convertible Preferred Stock, voting together as a single class with holders of all other series of Voting Preferred Stock then outstanding, will be entitled at our next annual meeting of stockholders or at a special meeting of stockholders, if any, to vote for the election of a total of two additional members of our board of directors, subject to the terms and limitations described in “Description of Mandatory Convertible Preferred Stock—Voting Rights.”

The Mandatory Convertible Preferred Stock will rank junior to all of our and our subsidiaries’ consolidated liabilities.

In the event of a bankruptcy, liquidation, dissolution or winding up, our assets will be available to pay obligations on the Mandatory Convertible Preferred Stock only after all of our consolidated liabilities have been paid. In addition, the Mandatory Convertible Preferred Stock will rank structurally junior to all existing and future liabilities of our subsidiaries. Your rights to participate in the assets of our subsidiaries upon any bankruptcy, liquidation, dissolution or winding up of any subsidiary will rank junior to the prior claims of that subsidiary’s creditors. In the event of a bankruptcy, liquidation, dissolution or winding up, there may not be sufficient assets remaining, after paying our and our subsidiaries’ liabilities, to pay amounts due on any or all of the Mandatory Convertible Preferred Stock then outstanding.

As of March 31, 2021, we had total outstanding indebtedness of approximately $10.5 billion, and no outstanding shares of preferred stock. In addition, we have the ability to, and may, incur additional indebtedness in the future.

Our amended and restated certificate of incorporation authorizes our board of directors to issue one or more additional series of preferred stock and set the terms of the preferred stock without seeking any further approval from our stockholders. Any preferred stock that is issued will rank ahead of our common stock in terms of dividends and liquidation rights. If we issue additional preferred stock, it may adversely affect the market price of our common stock. Our board of directors also has the power, without stockholder approval, subject to applicable law, to set the terms of any such series of preferred stock that may be issued, including voting rights, dividend rights and preferences over our common stock with respect to dividends or upon our dissolution, winding-up and liquidation and other terms. If we issue additional preferred stock in the future that has a preference over our common stock with respect to the payment of dividends or upon our liquidation, dissolution, or winding up, or if we issue additional preferred stock with voting rights that dilute the voting power of our common stock, the rights of holders of shares of the Mandatory Convertible Preferred Stock and our common stock or the market price of the Mandatory Convertible Preferred Stock and our common stock could be adversely affected.

We may be unable to, or may choose not to, pay dividends on the Mandatory Convertible Preferred Stock.

Any future payments of cash dividends, and the amount of any dividends we pay, on our capital stock, including on the shares of Mandatory Convertible Preferred Stock, will be determined by our board of directors (or an authorized committee thereof) in its sole discretion and will depend on, among other things, our financial condition, capital requirements and results of operations, earnings, growth prospects, other uses of cash, funding requirements, applicable law and other factors our board of directors deems relevant.

The agreements governing any of our and our subsidiaries’ future indebtedness may limit our ability to declare and pay cash dividends on the shares of our capital stock, including the shares of Mandatory Convertible Preferred Stock. In the event that the agreements governing any such indebtedness restrict our ability to declare and pay dividends in cash on the shares of Mandatory Convertible Preferred Stock, we may be unable to declare and pay dividends in cash on the shares of our capital stock, including the Mandatory Convertible Preferred Stock, unless we can repay or refinance the amounts outstanding under such agreements or obtain an amendment or waiver of the applicable restrictions. We are under no obligation to attempt to refinance such amounts or seek such an amendment or waiver, nor can there be any assurance that we would be successful in doing so. In such circumstance, we may instead elect to defer the payment of dividends or to pay the dividend in shares of common stock.

In addition, under applicable Delaware law, our board of directors (or an authorized committee thereof) may only declare and pay dividends on shares of our capital stock out of our statutory “surplus” (which is defined as the amount equal to total assets minus total liabilities, in each case at fair market value, minus statutory capital), or if there is no such surplus, out of our net profits for the then current and/or immediately preceding fiscal year. Further, even if we are permitted under our contractual obligations and Delaware law to declare and pay cash dividends on the shares of our capital stock, including the Mandatory Convertible Preferred Stock, we may not have sufficient cash to do so. If we fail to declare or pay scheduled dividends on the shares of our capital stock, including the Mandatory Convertible Preferred Stock, on the dividend payment dates, it would likely have a material adverse impact on the market price of the Mandatory Convertible Preferred Stock and would prohibit us, under the terms of the Mandatory Convertible Preferred Stock, from paying cash dividends on or repurchasing shares of our common stock (subject to limited exceptions) until such time as we have paid all accumulated and unpaid dividends on the Mandatory Convertible Preferred Stock.

If upon mandatory conversion we have not declared all or any portion of the accumulated and unpaid dividends payable on the Mandatory Convertible Preferred Stock, the applicable conversion rate will be adjusted so that holders receive an additional number of shares of common stock having a market value generally equal to the amount of such accumulated and unpaid dividends, subject to the limitations described under “Description of the Mandatory Convertible Preferred Stock—Mandatory Conversion.” As a result of such limitations, the market value of such additional number of shares of common stock may be less than the amount of such accumulated and unpaid dividends. To the extent that the amount of such accumulated and unpaid dividends exceeds the product of such number of additional shares and 97% of the Average Price (as defined under “Description of Mandatory Convertible Preferred Stock—Method of Payment of Dividends”), we will, if we are legally permitted to do so and to the extent permitted under the terms of the documents governing our indebtedness, declare and pay such excess amount in cash pro rata to the holders of the Mandatory Convertible Preferred Stock; however, to the extent we are not permitted to do so under applicable law or in compliance with our indebtedness, you will not receive such excess amount in cash or any other consideration in respect thereof.

If upon an early conversion at the option of a holder (other than during a Fundamental Change Conversion Period), we have not declared and paid all or any portion of the accumulated and unpaid dividends payable on outstanding shares of the Mandatory Convertible Preferred Stock for all full dividend periods ending on or before the dividend payment date prior to the related Early Conversion Date, the applicable conversion rate will be adjusted so that converting holders receive an additional number of shares of our common stock having a market value generally equal to the amount of such accumulated and unpaid dividends, subject to the limitations described under “Description of Mandatory Convertible Preferred Stock—Early Conversion at the Option of the Holder.” As a result of such limitations, the market value of such additional number of shares of common stock may be less than the amount of such accumulated and unpaid dividends. To the extent that the amount of such accumulated and unpaid dividends exceeds the product of such number of additional shares and the Early Conversion Average Price, we will not have any obligation to pay the shortfall in cash or to deliver shares of our common stock in respect of such shortfall.

If upon an early conversion during the Fundamental Change Conversion Period we have not declared all or any portion of the accumulated and unpaid dividends payable on the Mandatory Convertible Preferred Stock for specified periods, we will pay the amount of such accumulated and unpaid dividends in cash, shares of our common stock (or units of exchange property) or any combination thereof, in our sole discretion, subject to the limitations described under “Description of Mandatory Convertible Preferred Stock—Conversion at the Option of the Holder upon Fundamental Change; Fundamental Change Dividend Make-whole Amount.” If these limitations to the delivery of shares in payment of accumulated and unpaid dividends are reached, we will pay the shortfall in cash if we are legally permitted to do so and to the extent permitted under the terms of the documents governing our indebtedness; however, to the extent we are not permitted to do so under applicable law or in compliance with our indebtedness, you will not receive such excess amount in cash or any other consideration in respect thereof.

You may be subject to tax upon an adjustment to the conversion rate of the Mandatory Convertible Preferred Stock or upon a distribution paid in shares of common stock even though you do not receive a corresponding cash distribution.

The conversion rate of the Mandatory Convertible Preferred Stock is subject to adjustment in certain circumstances. Refer to “Description of Mandatory Convertible Preferred Stock—Anti-dilution Adjustments.” If, as a result of an adjustment (or failure to make an adjustment), your proportionate interest in our assets or earnings and profits is increased, you may be deemed to have received for U.S. federal income tax purposes a taxable distribution without the receipt of any cash or property. In addition, we may make distributions to holders of the Mandatory Convertible Preferred Stock that are paid in shares of our common stock and, although there is some uncertainty, we believe that any such distribution will be taxable to the same extent as a cash distribution of the same amount. In these circumstances and possibly others, a holder of Mandatory Convertible Preferred Stock may be subject to tax even though it has received no cash with which to pay that tax, thus giving rise to an out-of-pocket expense.

If you are a Non-U.S. Holder (as defined under “Material U.S. Federal Income Tax Considerations”), any of these deemed dividends generally will be subject to U.S. federal withholding tax (currently at a 30% rate, or such lower rate as may be specified by an applicable treaty), which may be withheld from subsequent payments on the Mandatory Convertible Preferred Stock, any common stock you receive or other amounts held or received on your behalf by the applicable withholding agent.

See “Material U.S. Federal Income Tax Considerations” for a further discussion of the U.S. federal tax implications for U.S. Holders (as defined therein) and Non-U.S. Holders of the ownership of the Mandatory Convertible Preferred Stock and any common stock received in exchange therefor.

Certain rights of the holders of the Mandatory Convertible Preferred Stock could delay or prevent an otherwise beneficial takeover or takeover attempt of us and, therefore, may affect the ability of holders of Mandatory Convertible Preferred Stock to exercise their rights associated with a potential Fundamental Change.

Certain rights of the holders of the Mandatory Convertible Preferred Stock could make it more difficult or more expensive for a third party to acquire us. For example, if a Fundamental Change were to occur on or prior to                , 2024, holders of the Mandatory Convertible Preferred Stock may have the option to convert their Mandatory Convertible Preferred Stock, in whole or in part, at an increased conversion rate and will also be entitled to receive a Fundamental Change Dividend Make-whole Amount equal to the present value of all remaining dividend payments on their Mandatory Convertible Preferred Stock from the Fundamental Change Effective Date to                , 2024. See “Description of Mandatory Convertible Preferred Stock—Conversion at the Option of the Holder upon Fundamental Change; Fundamental Change Dividend Make-whole Amount.” These features of the Mandatory Convertible Preferred Stock could increase the cost of acquiring us or otherwise discourage a third party from acquiring us or removing incumbent management.

An active trading market for the Mandatory Convertible Preferred Stock does not exist and may not develop.

The Mandatory Convertible Preferred Stock is a new issue of securities with no established trading market. The liquidity of the trading market in the Mandatory Convertible Preferred Stock, and the market price quoted for the Mandatory Convertible Preferred Stock, may be adversely affected by changes in the overall market for this type of security and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. We have applied to list the Mandatory Convertible Preferred Stock on the NYSE under the symbol “BTRY PRA”. However, there can be no assurance that the Mandatory Convertible Stock will be listed, and if listed, that it will continue to be listed. Even if the Mandatory Convertible Preferred Stock is approved for listing on the NYSE, such listing does not guarantee that a trading market for the Mandatory Convertible Preferred Stock will develop or, if a trading market for the Mandatory Convertible Preferred Stock does develop, the depth or liquidity of that market. If an active trading market does not develop or is not maintained, the market price and liquidity of the Mandatory Convertible Preferred Stock may be adversely affected. In that case you may not be able to sell your Mandatory Convertible Preferred Stock at a particular time or you may not be able to sell your Mandatory Convertible Preferred Stock at a favorable price. In addition, as shares of the Mandatory Convertible Preferred Stock are converted, the liquidity of the Mandatory Convertible Preferred Stock that remains outstanding may decrease.

DESCRIPTION OF MANDATORY CONVERTIBLE PREFERRED STOCK

The following description is a summary of certain provisions of our    % Series A Mandatory Convertible Preferred Stock, par value $0.01 per share (the “Mandatory Convertible Preferred Stock”). A copy of the certificate of designations setting forth the terms of the Mandatory Convertible Preferred Stock, which we refer to as the “Certificate of Designations,” as well as our amended and restated certificate of incorporation, which we refer to as our “Charter,” is available upon request from us at the address set forth in the section of this prospectus entitled “Where You Can Find More Information.” This description of the terms of the Mandatory Convertible Preferred Stock is not complete and is subject to, and qualified in its entirety by reference to, the provisions of our Charter and the Certificate of Designations.

For purposes of this description, references to:

•	“the Company,” “us,” “we” or “our” refer to Clarios International Inc. and not any of its subsidiaries;

•	“Business Day” refer to any day other than a Saturday or Sunday or other day on which commercial banks in New York City are authorized or required by law or executive order to close; and

•	“Close of Business” refer to 5:00 p.m., New York City time, and “Open of Business” refer to 9:00 a.m., New York City time.

General

Under our Charter, our board of directors is authorized to provide, without further stockholder action, for the issuance of up to                shares of preferred stock, par value of $0.01 per share, and the designation of each series of preferred stock and, with respect to each such series, to fix the number of shares constituting such series and fix the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, of the shares of each series, as described under “Description of Capital Stock—Preferred Stock.” As of the date of this prospectus, no shares of preferred stock are outstanding.

At the closing of this offering, we will issue                shares of Mandatory Convertible Preferred Stock. In addition, we have granted the underwriters an option to purchase up to                additional shares of the Mandatory Convertible Preferred Stock, solely to cover over-allotments, as described under “Underwriting.”

When issued, the Mandatory Convertible Preferred Stock and our common stock issued upon the conversion of the Mandatory Convertible Preferred Stock will be fully paid and nonassessable. The holders of the Mandatory Convertible Preferred Stock will have no preemptive or preferential rights to purchase or subscribe for any class of our stock, obligations, warrants or other securities.

Ranking

The Mandatory Convertible Preferred Stock, with respect to dividend rights and/or distribution rights upon our liquidation, winding-up or dissolution, as applicable, will rank:

•

senior to (i) our common stock and (ii) each other class or series of our capital stock established after the first original issue date of shares of the Mandatory Convertible Preferred Stock (which we refer to as the “Initial Issue Date”), the terms of which do not expressly provide that such class or series ranks either (x) senior to the Mandatory Convertible Preferred Stock as to dividend rights or distribution rights upon our liquidation, winding-up or dissolution or (y) on parity with the Mandatory Convertible Preferred Stock as to dividend rights and distribution rights upon our liquidation, winding-up or dissolution (which we refer to collectively as “Junior Stock”);

•

on parity with any class or series of our capital stock established after the Initial Issue Date the terms of which expressly provide that such class or series will rank on parity with the Mandatory Convertible Preferred Stock as to dividend rights and distribution rights upon our liquidation, winding-up or dissolution (which we refer to collectively as “Parity Stock”);

•

junior to each class or series of our capital stock established after the Initial Issue Date the terms of which expressly provide that such class or series will rank senior to the Mandatory Convertible Preferred Stock as to dividend rights or distribution rights upon our liquidation, winding-up or dissolution (which we refer to collectively as “Senior Stock”); and

•	junior to our existing and future indebtedness.

In addition, with respect to dividend rights and distribution rights upon our liquidation, winding-up or dissolution, the Mandatory Convertible Preferred Stock will be structurally subordinated to existing and future indebtedness and other obligations of each of our subsidiaries. See “Risk Factors—Risks Relating to the Mandatory Convertible Preferred Stock and Our Common Stock—The Mandatory Convertible Preferred Stock will rank junior to all of our consolidated liabilities.”

As of March 31, 2021, we had total outstanding indebtedness of approximately $10.5 billion, and no outstanding shares of preferred stock.

Listing

We have applied to list our common stock and the Mandatory Convertible Preferred Stock on the NYSE under the symbols “BTRY” and “BTRY PRA”, respectively. In addition, upon listing, we have agreed to use our commercially reasonable efforts to keep the Mandatory Convertible Preferred Stock listed on the NYSE. However, there can be no assurance that the Mandatory Convertible Preferred Stock will be listed, and if listed, that it will continue to be listed. Listing the Mandatory Convertible Preferred Stock on the NYSE does not guarantee that a trading market will develop or, if a trading market does develop, the depth of that market or the ability of holders to sell their Mandatory Convertible Preferred Stock easily.

Dividends

Subject to the rights of holders of any class or series of any Senior Stock, holders of the Mandatory Convertible Preferred Stock will be entitled to receive, when, as and if declared by our board of directors, or an authorized committee thereof, out of funds legally available for payment, in the case of dividends paid in cash, and shares of common stock legally permitted to be issued, in the case of dividends paid in shares of common stock, cumulative dividends at the rate per annum of    % of the Liquidation Preference of $50.00 per share of the Mandatory Convertible Preferred Stock (equivalent to $                per annum per share), payable in cash, by delivery of shares of our common stock or through any combination of cash and shares of our common stock, as determined by us in our sole discretion (subject to the limitations described below). See “—Method of Payment of Dividends.”

If declared, dividends on the Mandatory Convertible Preferred Stock will be payable quarterly on                ,                 ,                 and                of each year to, and including,                 , 2024 commencing on, and including,                , 2021 (each, a “Dividend Payment Date”), at such annual rate, and dividends shall accumulate from the most recent date as to which dividends shall have been paid or, if no dividends have been paid, from the Initial Issue Date of the Mandatory Convertible Preferred Stock, whether or not in any dividend period or periods there have been funds legally available or shares of common stock legally permitted for the payment of such dividends.

If declared, dividends will be payable on the relevant Dividend Payment Date to holders of record of the Mandatory Convertible Preferred Stock as they appear on our stock register at the Close of Business on

the                ,                 ,                 and                , as the case may be, immediately preceding the relevant Dividend Payment Date (each, a “Regular Record Date”), whether or not such holders early convert their shares, or such shares are automatically converted, after a Regular Record Date and on or prior to the immediately succeeding Dividend Payment Date. These Regular Record Dates will apply regardless of whether a particular Regular Record Date is a Business Day. If a Dividend Payment Date is not a Business Day, payment will be made on the next succeeding Business Day, without any interest or other payment in lieu of interest accruing with respect to this delay.

A full dividend period is the period from, and including, a Dividend Payment Date to, but excluding, the next Dividend Payment Date, except that the initial dividend period will commence on, and include, the Initial Issue Date of the Mandatory Convertible Preferred Stock and will end on, and exclude, the                , 2021 Dividend Payment Date. The amount of dividends payable on each share of the Mandatory Convertible Preferred Stock for each full dividend period (subsequent to the initial dividend period) will be computed by dividing the annual dividend rate by four. Dividends payable on the Mandatory Convertible Preferred Stock for the initial dividend period and any other partial dividend period will be computed based upon the actual number of days elapsed during the period over a 360-day year (consisting of twelve 30-day months). Accordingly, the dividend on the Mandatory Convertible Preferred Stock for the initial dividend period, assuming the Initial Issue Date is                , 2021 will be $                per share of Mandatory Convertible Preferred Stock (based on the annual dividend rate of    % and a Liquidation Preference of $50.00 per share) and will be payable, when, as and if declared, on                , 2021 to the holders of record thereof on                , 2021. The dividend on the Mandatory Convertible Preferred Stock for each subsequent full dividend period, when, as and if declared, will be $                per share of Mandatory Convertible Preferred Stock (based on the annual dividend rate of    % and a Liquidation Preference of $50.00 per share). Accumulated dividends on shares of the Mandatory Convertible Preferred Stock will not bear interest, nor shall additional dividends by payable thereon, if they are paid subsequent to the applicable Dividend Payment Date.

No dividend will be paid unless and until our board of directors, or an authorized committee of our board of directors, declares a dividend payable with respect to the Mandatory Convertible Preferred Stock. No dividend will be declared or paid upon, or any sum of cash or number of shares of our common stock set apart for the payment of dividends upon, any outstanding shares of Mandatory Convertible Preferred Stock with respect to any dividend period unless all dividends for all preceding dividend periods have been declared and paid upon, or a sufficient sum of cash or number of shares of our common stock has been set apart for the payment of such dividends upon, all outstanding shares of Mandatory Convertible Preferred Stock. Except as described above, (i) dividends on shares of Mandatory Convertible Preferred Stock converted to common stock will cease to accumulate, and all other rights of holders of the Mandatory Convertible Preferred Stock will terminate, from and after the Mandatory Conversion Date, the Fundamental Change Conversion Date or the Early Conversion Date (each, as defined below), as applicable, and (ii) the holder of such Mandatory Convertible Preferred Stock will be deemed to be the holder of the shares of common stock deliverable in respect of such conversion on such date.

Our ability to declare and pay cash dividends and to make other distributions with respect to our capital stock, including the Mandatory Convertible Preferred Stock, may be limited by the terms of our and our subsidiaries’ future indebtedness. Any credit facilities, indentures or other financing agreements we enter into in the future may contain covenants that restrict out ability to pay cash dividends on our capital stock, including the Mandatory Convertible Preferred Stock. In addition, our ability to declare and pay dividends and make other distributions on, or redeem or repurchase, the Mandatory Convertible Preferred Stock may be limited by applicable Delaware law. See “Risk Factors—Risks Relating to the Mandatory Convertible Preferred Stock—We may be unable to, or may not choose to, pay dividends on the Mandatory Convertible Preferred Stock.”

Method of Payment of Dividends

Subject to the limitations described below, we may pay any declared dividend (or any portion of any declared dividend) on the shares of Mandatory Convertible Preferred Stock (whether or not for a current dividend period or any prior dividend period) determined in our sole discretion:

•	in cash;

•	by delivery of shares of our common stock; or

•	through any combination of cash and shares of our common stock.

We will make each payment of a declared dividend on the shares of Mandatory Convertible Preferred Stock in cash, except to the extent we elect to make all or any portion of such payment in shares of our common stock. We will give the holders of the Mandatory Convertible Preferred Stock notice of any such election, and the portion of such payment that will be made in cash and the portion that will be made in shares of our common stock no later than 10 Scheduled Trading Days (as defined under “—Mandatory Conversion—Definitions”) prior to the Dividend Payment Date for such dividend; provided that if we do not provide timely notice of this election, we will be deemed to have elected to pay the relevant dividend in cash.

All cash payments to which a holder of the Mandatory Convertible Preferred Stock is entitled in connection with a declared dividend on the shares of Mandatory Convertible Preferred Stock will be computed to the nearest cent. If we elect to make any such payment of a declared dividend, or any portion thereof, in shares of our common stock, such shares shall be valued for such purpose, in the case of any dividend payment or portion thereof, at 97% of the Average VWAP (as defined under “—Mandatory Conversion—Definitions”) per share of our common stock over the five consecutive Trading Day (as defined under “—Mandatory Conversion—Definitions”) period beginning on, and including, the sixth Scheduled Trading Day prior to the applicable Dividend Payment Date (such average, the “Average Price”). If the five Trading Day period to determine the Average Price ends on or after the relevant Dividend Payment Date (whether because a Scheduled Trading Day is not a Trading Day due to the occurrence of a Market Disruption Event (as defined under “—Mandatory Conversion—Definitions”) or otherwise), then the Dividend Payment Date will be postponed until the second Business Day after the final Trading Day of such five Trading Day period; provided that no interest or other amounts will accrue or accumulate as a result of such postponement.

No fractional shares of our common stock will be delivered to the holders of the Mandatory Convertible Preferred Stock in payment or partial payment of dividends. We will instead pay a cash adjustment (computed to the nearest cent) to each holder that would otherwise be entitled to a fraction of a share of our common stock based on the Average Price with respect to such dividend.

To the extent a shelf registration statement is required in our reasonable judgment in connection with the issuance of or for resales of shares of our common stock issued as payment of a dividend on the shares of Mandatory Convertible Preferred Stock, including dividends paid in connection with a conversion, we will, to the extent a registration statement covering such shares is not currently filed and effective, use our commercially reasonable efforts to file and maintain the effectiveness of such a shelf registration statement until the earlier of such time as all such shares of common stock have been resold thereunder and such time as all such shares are freely tradable without registration by holders thereof that are not (and were not at any time during the preceding three months), “affiliates” of ours for purposes of the Securities Act and the rules and regulations thereunder. To the extent applicable, we will also use our commercially reasonable efforts to have the shares of our common stock approved for listing on the NYSE (or if our common stock is not listed on the NYSE, on the principal other U.S. national or regional securities exchange on which our common stock is then listed), and qualified or registered under applicable state securities laws, if required; provided that we will not be required to qualify as a foreign corporation or to take any action that would subject us to general service of process in any such jurisdiction where we are not presently qualified or where we are not presently subject to taxation as a foreign corporation and such qualification or action would subject us to such taxation.

Notwithstanding the foregoing, in no event will the number of shares of our common stock to be delivered in connection with any declared dividend, including any declared dividend payable in connection with a conversion, exceed a number equal to:

•	the declared dividend divided by

•

$                , which amount represents approximately 35% of the Initial Price (as defined under “—Mandatory Conversion—Definitions”), subject to adjustment in a manner inversely proportional to any anti-dilution adjustment to each Fixed Conversion Rate as set forth below in “—Anti-dilution Adjustments” (such dollar amount, as adjusted, the “Floor Price”).

To the extent that the amount of any declared dividend exceeds the product of (x) the number of shares of our common stock delivered in connection with such declared dividend and (y) 97% of the Average Price, we will, if we are legally able to do so, and to the extent permitted under the terms of the documents governing our indebtedness, notwithstanding any notice by us to the contrary, pay such excess amount in cash (computed to the nearest cent). Any such payment in cash may not be permitted by our then existing debt instruments. To the extent that we are not able to pay such excess amount in cash under applicable law and in compliance with our indebtedness, we will not have any obligation to pay such amount in cash or deliver additional shares of our common stock in respect of such amount.

Dividend Stopper

So long as any share of Mandatory Convertible Preferred Stock remains outstanding, no dividend or distribution shall be declared or paid on our common stock or any other class or series of Junior Stock, and no common stock or any other class or series of Junior Stock or Parity Stock shall be, directly or indirectly, purchased, redeemed or otherwise acquired for consideration by us or any of our subsidiaries unless, in each case, all accumulated and unpaid dividends for all preceding dividend periods have been declared and paid in full in cash, shares of our common stock or a combination thereof upon, or a sufficient sum of cash or number of shares of our common stock has been set apart for the payment of such dividends upon, all outstanding shares of Mandatory Convertible Preferred Stock.

The foregoing limitation shall not apply to:

•	any dividend or distribution payable in shares of common stock or other Junior Stock;

•

purchases, redemptions or other acquisitions of common stock, other Junior Stock or Parity Stock in connection with the administration of any benefit or other incentive plan, including any employment contract, in the ordinary course of business (including purchases to offset the Share Dilution Amount pursuant to a publicly announced repurchase plan, or acquisitions of shares of common stock surrendered, deemed surrendered or withheld in connection with the exercise of stock options or the vesting of restricted stock or restricted stock units); provided that the number of shares purchased to offset the Share Dilution Amount shall in no event exceed the Share Dilution Amount;

•	purchases of common stock pursuant to a contractually binding agreement to buy such securities that existed prior to the date of this prospectus;

•

any dividends or distributions of rights or common stock or other Junior Stock in connection with a stockholders’ rights plan or any redemption or repurchase of rights pursuant to any stockholders’ rights plan;

•

the exchange or conversion of Junior Stock for or into other Junior Stock or of Parity Stock for or into other Parity Stock (with the same or lesser aggregate liquidation preference) or Junior Stock and, in each case, the payment of cash solely in lieu of fractional shares; and

•

the deemed purchase or acquisition of fractional interests in shares of our common stock, other Junior Stock or Parity Stock pursuant to the conversion or exchange provisions of such shares or the security being converted or exchanged.

The phrase “Share Dilution Amount” means the increase in the number of diluted shares of our common stock outstanding (determined in accordance with U.S. GAAP, and as measured from the Initial Issue Date) resulting from the grant, vesting or exercise of equity-based compensation to directors, employees and agents and equitably adjusted for any stock split, stock dividend, reverse stock split, reclassification or similar transaction.

When dividends on shares of the Mandatory Convertible Preferred Stock (i) have not been declared and paid in full on any Dividend Payment Date, or (ii) have been declared but a sum of cash or number of shares of our common stock sufficient for payment thereof has not been set aside for the benefit of the holders thereof on the applicable Regular Record Date, no dividends may be declared or paid on any shares of Parity Stock unless dividends are declared on the shares of Mandatory Convertible Preferred Stock such that the respective amounts of such dividends declared on the shares of Mandatory Convertible Preferred Stock and such shares of Parity Stock shall be allocated pro rata among the holders of the shares of Mandatory Convertible Preferred Stock and the holders of any shares of Parity Stock then outstanding. For purposes of calculating the pro rata allocation of partial dividend payments, the Company shall allocate those payments so that the respective amounts of those payments for the declared dividend bear the same ratio to each other as all accumulated dividends and all declared and unpaid dividends per share on the shares of Mandatory Convertible Preferred Stock and such shares of Parity Stock bear to each other (subject to their having been declared by our board of directors, or an authorized committee thereof, out of legally available funds); provided that any unpaid dividends on the Mandatory Convertible Preferred Stock will continue to accumulate, except as described herein. For purposes of this calculation, with respect to non-cumulative Parity Stock, we will use the full amount of dividends that would be payable for the most recent dividend period if dividends were declared in full on such non-cumulative Parity Stock.

Subject to the foregoing, and not otherwise, such dividends as may be determined by our board of directors, or an authorized committee thereof, may be declared and paid (payable in cash or other property or securities) on any securities, including our common stock and other Junior Stock, from time to time out of any funds legally available for such payment, and holders of the Mandatory Convertible Preferred Stock shall not be entitled to participate in any such dividends.

Redemption

The Mandatory Convertible Preferred Stock will not be redeemable. However, at our option, we may purchase or exchange the Mandatory Convertible Preferred Stock from time to time in the open market, by tender or exchange offer or otherwise, without the consent of, or notice to, holders.

Liquidation Preference

In the event of our voluntary or involuntary liquidation, winding-up or dissolution, each holder of the Mandatory Convertible Preferred Stock will be entitled to receive a Liquidation Preference in the amount of $50.00 per share of the Mandatory Convertible Preferred Stock, or the “Liquidation Preference,” plus an amount (the “Liquidation Dividend Amount”) equal to accumulated and unpaid dividends on the shares, whether or not declared, to, but excluding, the date fixed for liquidation, winding-up or dissolution to be paid out of our assets legally available for distribution to our stockholders, after satisfaction of debt and other liabilities owed to our creditors and holders of shares of any Senior Stock and before any payment or distribution is made to holders of Junior Stock (including our common stock). If, upon our voluntary or involuntary liquidation, winding-up or dissolution, the amounts payable with respect to (1) the Liquidation Preference plus the Liquidation Dividend Amount on the shares of Mandatory Convertible Preferred Stock and (2) the liquidation preference of, and the amount of accumulated and unpaid dividends (to, but excluding, the date fixed for liquidation, winding-up or dissolution) on, all Parity Stock are not paid in full, the holders of the Mandatory Convertible Preferred Stock and all holders of any such Parity Stock will share equally and ratably in any distribution of our assets in proportion to their respective liquidation preferences and amounts equal to accumulated and unpaid dividends to which they are entitled. After payment to any holder of Mandatory

Convertible Preferred Stock of the full amount of the Liquidation Preference and the Liquidation Dividend Amount for such holder’s shares of Mandatory Convertible Preferred Stock, such holder of the Mandatory Convertible Preferred Stock will have no right or claim to any of our remaining assets.

Neither the sale, lease nor exchange of all or substantially all of our assets or business (other than in connection with our liquidation, winding-up or dissolution), nor our merger or consolidation into or with any other person, will be deemed to be our voluntary or involuntary liquidation, winding-up or dissolution.

The Certificate of Designations will not contain any provision requiring funds to be set aside to protect the Liquidation Preference of the Mandatory Convertible Preferred Stock even though it is substantially in excess of the par value thereof.

Voting Rights

The holders of the Mandatory Convertible Preferred Stock will not have voting rights other than those described below, except as specifically required by Delaware corporate law or by our Charter from time to time.

Whenever dividends on any shares of the Mandatory Convertible Preferred Stock have not been declared and paid for the equivalent of six or more dividend periods, whether or not for consecutive dividend periods (a “Nonpayment”), the authorized number of directors on our board of directors will, at the next annual meeting of stockholders or at a special meeting of stockholders, if any, as provided below, automatically be increased by two and the holders of such shares of the Mandatory Convertible Preferred Stock, voting together as a single class with holders of any and all other series of Voting Preferred Stock (as defined below) then outstanding, will be entitled, at our next annual meeting of stockholders or at a special meeting of stockholders as provided below, to vote for the election of a total of two additional members of our board of directors, or the “Preferred Stock Directors”; provided that the election of any such Preferred Stock Directors will not cause us to violate the corporate governance requirements of the NYSE (or any other exchange or automated quotation system on which our securities may be listed or quoted) that requires listed or quoted companies to have a majority of independent directors; and provided further that our board of directors shall, at no time, include more than two Preferred Stock Directors.

In the event of a Nonpayment, the holders of record of at least 25% of the shares of the Mandatory Convertible Preferred Stock and any other series of Voting Preferred Stock may request that a special meeting of stockholders be called to elect such Preferred Stock Directors (provided, however, that if our next annual or a special meeting of stockholders is scheduled to be held within 90 days of the receipt of such request, the election of such Preferred Stock Directors will be included in the agenda for, and will be held at, such scheduled annual or special meeting of stockholders). The Preferred Stock Directors will stand for reelection annually, at each subsequent annual meeting of the stockholders, so long as the holders of the Mandatory Convertible Preferred Stock continue to have such voting rights.

At any meeting at which the holders of the Mandatory Convertible Preferred Stock are entitled to elect Preferred Stock Directors, the holders of record of a majority of the then outstanding shares of the Mandatory Convertible Preferred Stock and all other series of Voting Preferred Stock, present in person or represented by proxy, will constitute a quorum and the vote of the holders of a majority of such shares of the Mandatory Convertible Preferred Stock and other Voting Preferred Stock so present or represented by proxy at any such meeting at which there shall be a quorum shall be sufficient to elect the Preferred Stock Directors.

As used in this prospectus, “Voting Preferred Stock” means any class or series of our preferred stock other than the Mandatory Convertible Preferred Stock ranking equally with the Mandatory Convertible Preferred Stock as to dividends and to the distribution of assets upon liquidation, dissolution or winding up and upon which like voting rights for the election of directors have been conferred and are exercisable.

Whether a plurality, majority or other portion in voting power of the Mandatory Convertible Preferred Stock and any other Voting Preferred Stock have been voted in favor of any matter shall be determined by reference to the respective liquidation preference amounts of the Mandatory Convertible Preferred Stock and such other Voting Preferred Stock voted.

If and when all accumulated and unpaid dividends on the Mandatory Convertible Preferred Stock have been paid in full, or declared and a sum or number of shares of our common stock sufficient for such payment shall have been set aside for the benefit of the holders thereof on the applicable Regular Record Date (a “Nonpayment Remedy”), the holders of the Mandatory Convertible Preferred Stock shall immediately and, without any further action by us, be divested of the foregoing voting rights, subject to the revesting of such rights in the event of each subsequent Nonpayment. If such voting rights for the holders of the Mandatory Convertible Preferred Stock and all other holders of Voting Preferred Stock have terminated, each Preferred Stock Director then in office shall automatically be disqualified as a director and shall no longer be a director and the term of office of each Preferred Stock Director so elected will terminate at such time and the authorized number of directors on our board of directors shall automatically decrease by two.

Any Preferred Stock Director may be removed at any time, with or without cause, by the holders of record of a majority in voting power of the outstanding shares of the Mandatory Convertible Preferred Stock and any other series of Voting Preferred Stock then outstanding (voting together as a single class) when they have the voting rights described above. In the event that a Nonpayment shall have occurred and there shall not have been a Nonpayment Remedy, any vacancy in the office of a Preferred Stock Director (other than prior to the initial election of Preferred Stock Directors after a Nonpayment) may be filled by the written consent of the Preferred Stock Director remaining in office, except in the event that such vacancy is created as a result of such Preferred Stock Director being removed or if no Preferred Stock Director remains in office, such vacancy may be filled by a vote of the holders of record of a majority in voting power of the outstanding shares of the Mandatory Convertible Preferred Stock and any other series of Voting Preferred Stock then outstanding (voting together as a single class) when they have the voting rights described above; provided that the election of any such Preferred Stock Directors to fill such vacancy will not cause us to violate the corporate governance requirements of the NYSE (or any other exchange or automated quotation system on which our securities may be listed or quoted) that requires listed or quoted companies to have a majority of independent directors. The Preferred Stock Directors will each be entitled to one vote per director on any matter that comes before our board of directors for a vote.

So long as any shares of the Mandatory Convertible Preferred Stock remain outstanding, we will not, without the affirmative vote or consent of the holders of record of at least two-thirds in voting power of the outstanding shares of the Mandatory Convertible Preferred Stock and all other series of Voting Preferred Stock at the time outstanding and entitled to vote thereon, voting together as a single class, given in person or by proxy, either in writing without a meeting or by vote at an annual or special meeting of such stockholders:

•	amend or alter the provisions of our Charter so as to authorize or create, or increase the authorized amount of, any class or series of Senior Stock;

•

amend, alter or repeal the provisions of our Charter or the Certificate of Designations so as to adversely affect the special rights, preferences, privileges or voting powers of the Mandatory Convertible Preferred Stock; or

•

consummate a binding share exchange or reclassification involving the Mandatory Convertible Preferred Stock or a merger or consolidation of us with another entity, unless in each case: (i) the shares of the Mandatory Convertible Preferred Stock remain outstanding and are not amended in any respect or, in the case of any such merger or consolidation with respect to which we are not the surviving or resulting entity (or the Mandatory Convertible Preferred Stock is otherwise exchanged or reclassified), are converted or reclassified into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent or the right to receive such securities; and (ii) the shares of the

Mandatory Convertible Preferred Stock remaining outstanding or such shares of preference securities, as the case may be, have such rights, preferences, privileges and voting powers, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers of the Mandatory Convertible Preferred Stock immediately prior to the consummation of such transaction, taken as a whole;

provided, however, that in the event that a transaction would trigger voting rights under both the second and third bullet point above, the third bullet point will govern; provided, further, however, that:

•	any increase in the amount of our authorized but unissued shares of preferred stock;

•	any increase in the authorized or issued shares of Mandatory Convertible Preferred Stock; and

•	the creation and issuance, or an increase in the authorized or issued amount, of any other series of Parity Stock or Junior Stock,

will be deemed not to adversely affect the special rights, preferences, privileges or voting powers of the Mandatory Convertible Preferred Stock and shall not require the affirmative vote or consent of holders of the Mandatory Convertible Preferred Stock.

Our Charter and Delaware law permit us, without the approval of any of our stockholders (including any holders of the Mandatory Convertible Preferred Stock), to establish and issue a new series of preferred stock ranking equal with or junior to the Mandatory Convertible Preferred Stock, which may dilute the voting and other interests of holders of the Mandatory Convertible Preferred Stock. See “Description of Capital Stock—Preferred Stock” in the prospectus relating to the Concurrent Offering.

If any amendment, alteration, repeal, share exchange, reclassification, merger or consolidation described above would affect the rights, preferences or voting rights of one or more but not all series of Voting Preferred Stock (including the Mandatory Convertible Preferred Stock for this purpose), then only the series of Voting Preferred Stock, the rights, preferences or voting rights of which are adversely affected and entitled to vote, shall vote as a class in lieu of all other series of Voting Preferred Stock.

Notwithstanding anything to the contrary in the third immediately preceding paragraph, without the consent of the holders of the Mandatory Convertible Preferred Stock, we may amend, alter, supplement or repeal any terms of the Certificate of Designations and/or the Mandatory Convertible Preferred Stock to (i) conform the terms of the Certificate of Designations and/or the Mandatory Convertible Preferred Stock to the description thereof set forth under “Description of Mandatory Convertible Preferred Stock” in this prospectus, as supplemented and/or amended by the related pricing term sheet or (ii) file a certificate of correction with respect to the Certificate of Designations to the extent permitted by Section 103(f) of the Delaware General Corporation Law.

Mandatory Conversion

Each outstanding share of the Mandatory Convertible Preferred Stock, unless previously converted, will automatically convert on the Mandatory Conversion Date (as defined below), into a number of shares of our common stock equal to the conversion rate described below.

The conversion rate, which is the number of shares of our common stock issuable upon conversion of each share of the Mandatory Convertible Preferred Stock on the Mandatory Conversion Date (excluding any shares of our common stock issued in respect of accumulated but unpaid dividends, as described below), will be as follows:

•

if the Applicable Market Value of our common stock is greater than the Threshold Appreciation Price, which is approximately $                , then the conversion rate will be                shares of our common stock per share of Mandatory Convertible Preferred Stock, or the “Minimum Conversion Rate,” which is approximately equal to $50.00 divided by the Threshold Appreciation Price;

•

if the Applicable Market Value of our common stock is less than or equal to the Threshold Appreciation Price but equal to or greater than the Initial Price, which is approximately $                , then the conversion rate will be equal to $50.00 divided by the Applicable Market Value of our common stock, rounded to the nearest ten-thousandth of a share; or

•

if the Applicable Market Value of our common stock is less than the Initial Price, then the conversion rate will be                shares of our common stock per share of the Mandatory Convertible Preferred Stock, or the “Maximum Conversion Rate.”

We refer to the Minimum Conversion Rate and the Maximum Conversion Rate collectively as the “Fixed Conversion Rates.” The “Threshold Appreciation Price” is calculated by dividing $50.00 by the Minimum Conversion Rate, and represents an approximately    % appreciation over the Initial Price. The “Initial Price” is calculated by dividing $50.00 by the Maximum Conversion Rate and initially equals approximately $                , which is the anticipated initial public offering price per share of our common stock in the Concurrent Offering. The Fixed Conversion Rates are subject to adjustment as described in “—Anti-dilution Adjustments” below.

If we declare a dividend on the Mandatory Convertible Preferred Stock for the dividend period ending on, but excluding,                 , 2024, we will pay such dividend to the holders of record as of the immediately preceding Regular Record Date, as described above under “—Dividends.” If on or prior to                , 2024 we have not declared all or any portion of the accumulated and unpaid dividends on the Mandatory Convertible Preferred Stock, the conversion rate will be adjusted so that holders receive an additional number of shares of our common stock equal to:

•

the amount of such accumulated and unpaid dividends per share of Mandatory Convertible Preferred Stock that have not been declared, or the “Mandatory Conversion Additional Conversion Amount,” divided by

•	the greater of (i) the Floor Price and (ii) 97% of the Average Price (calculated using , 2024 as the applicable Dividend Payment Date).

To the extent that the Mandatory Conversion Additional Conversion Amount exceeds the product of the number of additional shares and 97% of the Average Price, we will, if we are legally able to do, and to the extent permitted under the terms of the documents governing our indebtedness, declare and pay such excess amount in cash (computed to the nearest cent) pro rata to the holders of the Mandatory Convertible Preferred Stock. Any such payment in cash may not be permitted by our then existing debt instruments. To the extent that we are not able to pay such excess amount in cash under applicable law and in compliance with our indebtedness, we will not have any obligation to pay such amount in cash or deliver additional shares of our common stock in respect of such amount.

Hypothetical Conversion Values Upon Mandatory Conversion

For illustrative purposes only, the following table shows the number of shares of our common stock that a holder of the Mandatory Convertible Preferred Stock would receive upon mandatory conversion of one share of Mandatory Convertible Preferred Stock at various Applicable Market Values for our common stock. The table assumes that there will be no conversion rate adjustments as described below in “—Anti-dilution Adjustments” and that dividends on the Mandatory Convertible Preferred Stock will be declared and paid in cash (and not in additional shares of our common stock). The actual Applicable Market Value of our common stock may differ from those set forth in the table below. Given an Initial Price of approximately $                and a Threshold Appreciation Price of approximately $                , a holder of Mandatory Convertible Preferred Stock would receive on the Mandatory Conversion Date the number of shares of our common stock per share of Mandatory Convertible Preferred Stock set forth below, subject to the provisions described below with respect to any fractional share of our common stock:

Assumed Applicable Market Value of our common stock	Number of shares of our common stock to be received upon mandatory conversion	Assumed conversion value (calculated as Applicable Market Value multiplied by the number of shares of our common stock to be received upon mandatory conversion)
$		$
$		$
$		$
$		$
$		$
$		$
$		$

Accordingly, assuming that the market price of our common stock on the Mandatory Conversion Date is the same as the Applicable Market Value of our common stock, the aggregate market value of our common stock you receive upon mandatory conversion of a share of Mandatory Convertible Preferred Stock (excluding any shares of our common stock you receive in respect of accumulated but unpaid dividends) will be:

•	greater than the $50.00 liquidation preference of the share of Mandatory Convertible Preferred Stock, if the Applicable Market Value is greater than the Threshold Appreciation Price;

•

equal to the $50.00 liquidation preference of the share of Mandatory Convertible Preferred Stock, if the Applicable Market Value is less than or equal to the Threshold Appreciation Price and greater than or equal to the Initial Price; and

•	less than the $50.00 liquidation preference of the share of Mandatory Convertible Preferred Stock, if the Applicable Market Value is less than the Initial Price.

Definitions

“Applicable Market Value” means the Average VWAP per share of our common stock over the Settlement Period.

“Mandatory Conversion Date” means the second Business Day immediately following the last Trading Day of the Settlement Period. The Mandatory Conversion Date is expected to be                , 2024. If the Mandatory Conversion Date occurs after                , 2024 (whether because a Scheduled Trading Day during the Settlement Period is not a Trading Day due to the occurrence of a Market Disruption Event or otherwise), no interest or other amounts will accrue or accumulate as a result of such postponement.

“Market Disruption Event” means:

•	a failure by the Relevant Stock Exchange to open for trading during its regular trading session; or

•

the occurrence or existence, prior to 1:00 p.m., New York City time, on any Scheduled Trading Day for our common stock, for more than a one half-hour period in the aggregate during regular trading hours of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the Relevant Stock Exchange or otherwise) in our common stock.

“Relevant Stock Exchange” means the NYSE or, if our common stock is not then listed on the NYSE, the principal other U.S. national or regional securities exchange on which our common stock is then listed or, if our common stock is not then listed on a U.S. national or regional securities exchange, the principal other market on which our common stock is then listed or admitted for trading.

“Scheduled Trading Day” means any day that is scheduled to be a Trading Day.

“Settlement Period” means the 20 consecutive Trading Day period commencing on, and including, the 21st Scheduled Trading Day immediately preceding                , 2024.

“Trading Day” means a day on which:

•	there is no Market Disruption Event; and

•	trading in our common stock generally occurs on the Relevant Stock Exchange;

provided, that if our common stock is not listed or admitted for trading, “Trading Day” means a “Business Day.”

“VWAP” per share of our common stock on any Trading Day means the per share volume-weighted average price as displayed on Bloomberg page “BTRY<EQUITY> AQR” (or its equivalent successor if such page is not available) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such Trading Day (or if such volume-weighted average price is not available, the market value per share of our common stock on such Trading Day as determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained by us for this purpose, which may include any of the underwriters of this offering). The “Average VWAP” per share over a certain period means the arithmetic average of the VWAP per share for each Trading Day in the relevant period.

Early Conversion at the Option of the Holder

Other than during a Fundamental Change Conversion Period (as defined below under “—Conversion at the Option of the Holder upon Fundamental Change; Fundamental Change Dividend Make-whole Amount”), holders of shares of the Mandatory Convertible Preferred Stock will have the option to convert their Mandatory Convertible Preferred Stock, in whole or in part (but in no event less than one share of the Mandatory Convertible Preferred Stock), at any time prior to                , 2024 (an “Early Conversion”), into shares of our common stock at the Minimum Conversion Rate of                 shares of our common stock per share of the Mandatory Convertible Preferred Stock, subject to adjustment as described under “Anti-Dilution Adjustments” below.

If, as of the conversion date (as defined below under “—Conversion Procedures—Upon Early Conversion or Upon a Conversion in Connection with a Fundamental Change”) of any Early Conversion (the “Early Conversion Date”), we have not declared all or any portion of the accumulated and unpaid dividends for all full dividend periods ending on or before a Dividend Payment Date prior to such Early Conversion Date, the conversion rate for such Early Conversion will be adjusted so that holders converting their Mandatory Convertible Preferred Stock at such time receive an additional number of shares of our common stock equal to:

•

such amount of accumulated and unpaid dividends per share of Mandatory Convertible Preferred Stock that have not been declared for such prior full dividend periods (the “Early Conversion Additional Conversion Amount”), divided by

•

the greater of (i) the Floor Price and (ii) the Average VWAP per share of our common stock over the 20 consecutive Trading Day period (the “Early Conversion Settlement Period”) commencing on, and including, the 21st Scheduled Trading Day immediately preceding the Early Conversion Date (such Average VWAP, the “Early Conversion Average Price”).

To the extent that the Early Conversion Additional Conversion Amount exceeds the product of such number of additional shares and the Early Conversion Average Price, we will not have any obligation to pay the shortfall in cash or deliver shares of our common stock in respect of such shortfall.

Except as described above, upon any Early Conversion of any Mandatory Convertible Preferred Stock, we will make no payment or allowance for unpaid dividends on such shares of the Mandatory Convertible Preferred Stock, unless such Early Conversion Date occurs after the Regular Record Date for a declared dividend and on or prior to the immediately succeeding Dividend Payment Date, in which case such dividend will be paid on such Dividend Payment Date to the holder of record of the converted shares of the Mandatory Convertible Preferred Stock as of such Regular Record Date, as described under “—Dividends.”

Conversion at the Option of the Holder upon Fundamental Change; Fundamental Change Dividend Make-whole Amount

General

If a “Fundamental Change” (as defined below) occurs on or prior to                , 2024, holders of the Mandatory Convertible Preferred Stock will have the right (the “Fundamental Change Conversion Right”) during the Fundamental Change Conversion Period (as defined below) to:

(i)

convert their shares of Mandatory Convertible Preferred Stock, in whole or in part (but in no event less than one share of the Mandatory Convertible Preferred Stock), into a number of shares of our common stock (or Units of Exchange Property as described below) at the conversion rate specified in the table below (the “Fundamental Change Conversion Rate”);

(ii)	with respect to such converted shares, receive a Fundamental Change Dividend Make-whole Amount (as defined below) payable in cash or shares of our common stock; and

(iii)	with respect to such converted shares, receive the Accumulated Dividend Amount (as defined below) payable in cash or shares of our common stock,

subject in the case of clauses (ii) and (iii) to certain limitations with respect to the number of shares of our common stock that we will be required to deliver, all as described below. Notwithstanding clauses (ii) and (iii) above, if the Fundamental Change Effective Date (as defined below) or the Fundamental Change Conversion Date (as defined below) falls after the Regular Record Date for a declared dividend and prior to the next Dividend Payment Date, such dividend will be paid on such Dividend Payment Date to the holders of record as of such Regular Record Date, as described under “—Dividends” and will not be included in the Accumulated Dividend Amount, and the Fundamental Change Dividend Make-whole Amount will not include the present value of the payment of such dividend.

To exercise this Fundamental Change Conversion Right, holders must submit their shares of Mandatory Convertible Preferred Stock for conversion at any time during the period, which we call the “Fundamental Change Conversion Period,” beginning on, and including, the Fundamental Change Effective Date and ending at the Close of Business on the date that is 20 calendar days after the Fundamental Change Effective Date (or, if later, the date that is 20 calendar days after the date of notice of such Fundamental Change), but in no event later than                , 2024. Holders of the Mandatory Convertible Preferred Stock that submit their shares for conversion during the Fundamental Change Conversion Period shall be deemed to have exercised their Fundamental Change Conversion Right. Holders of the Mandatory Convertible Preferred Stock who do not submit their shares for conversion during the Fundamental Change Conversion Period will not be entitled to convert their Mandatory Convertible Preferred Stock at the relevant Fundamental Change Conversion Rate or to receive the relevant Fundamental Change Dividend Make-whole Amount or the relevant Accumulated Dividend Amount. The “Fundamental Change Conversion Date” refers to the conversion date (as defined below under “—Conversion Procedures—Upon Early Conversion or Upon a Conversion in Connection with a Fundamental Change”) during the Fundamental Change Conversion Period.

We will notify holders of the Fundamental Change Effective Date as soon as reasonably practicable and in any event no later than the second Business Day immediately following the Fundamental Change Effective Date.

A “Fundamental Change” will be deemed to have occurred, at any time after the Initial Issue Date of the Mandatory Convertible Preferred Stock, if any of the following occurs:

(i)

any “person” or “group” (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable), other than us, any of our wholly-owned subsidiaries, a Permitted Holder or any of our or our wholly-owned subsidiaries’ employee benefit plans, files a Schedule TO or any schedule, form or report under the Exchange Act disclosing that such person or group has become the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the total voting power of our then outstanding common stock;

(ii)

the consummation of (A) any recapitalization, reclassification or change of our common stock (other than changes resulting from a subdivision or combination or change in par value) as a result of which our common stock would be converted into, or exchanged for, stock, other securities, other property or assets (including cash or a combination thereof); (B) any consolidation, merger or other combination of us or binding share exchange pursuant to which our common stock will be converted into, or exchanged for, stock, other securities or other property or assets (including cash or a combination thereof); or (C) any sale, lease or other transfer or disposition in one transaction or a series of transactions of all or substantially all of the consolidated assets of ours and our subsidiaries taken as a whole, to any person other than one or more of our wholly-owned subsidiaries; or

(iii)

our common stock (or other Exchange Property (as defined below)) ceases to be listed or quoted for trading on any of the NYSE, the NASDAQ Global Select Market or the NASDAQ Global Market (or another United States national securities exchange or any of their respective successors).

“Permitted Holder” means (a) Brookfield Business Partners, L.P. and its affiliates (including the funds, partnerships or other co-investment vehicles managed, advised or controlled by Brookfield Business Partners, L.P. or its affiliates), (b) Caisse de dépôt et placement du Québec and its affiliates (including the funds, partnerships or other co-investment vehicles managed, advised or controlled by Caisse de dépôt et placement du Québec or its affiliates) (the entities described in clauses (a) and (b), collectively, the “Investors”) and (c) any person or entity with whom one or more of the Investors form(s) a “group” (as such term is used for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable); provided that no such entity or person shall constitute a Permitted Holder if all such entities and persons, collectively, have, directly or indirectly, beneficial ownership of more than                 % of the total voting power of our then outstanding common stock.

However, a transaction or transactions described in clause (i) or clause (ii) above will not constitute a Fundamental Change if at least 90% of the consideration received or to be received by our common stockholders, excluding cash payments for fractional shares or pursuant to statutory appraisal rights, in connection with such transaction or transactions consists of shares of common stock that are listed or quoted on any of the NYSE, the NASDAQ Global Select Market or the NASDAQ Global Market (or any of their respective successors) or will be so listed or quoted when issued or exchanged in connection with such transaction or transactions and as a result of such transaction or transactions such consideration (excluding cash payments for fractional shares or pursuant to statutory appraisal rights) becomes the Exchange Property.

Fundamental Change Conversion Rate

The Fundamental Change Conversion Rate will be determined by reference to the table below and is based on the effective date of the Fundamental Change (the “Fundamental Change Effective Date”), and the price (the “Fundamental Change Share Price”) paid (or deemed paid) per share of our common stock in such Fundamental Change. If all holders of our common stock receive only cash in exchange for their common stock in the Fundamental Change, the Fundamental Change Share Price shall be the cash amount paid per share. Otherwise, the Fundamental Change Share Price shall be the Average VWAP per share of our common stock over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the applicable Fundamental Change Effective Date.

The Fundamental Change Share Prices set forth in the first row of the table below (i.e., the column headers) will be adjusted as of any date on which the Fixed Conversion Rates of the Mandatory Convertible Preferred Stock are adjusted. The adjusted Fundamental Change Share Prices will equal (i) the Fundamental Change Share Prices applicable immediately prior to such adjustment, multiplied by (ii) a fraction, the numerator of which is the Minimum Conversion Rate immediately prior to the adjustment giving rise to the Fundamental Change Share Price adjustment and the denominator of which is the Minimum Conversion Rate as so adjusted. Each of the Fundamental Change Conversion Rates in the table will be subject to adjustment in the same manner and at the same time as each Fixed Conversion Rate as set forth in “—Anti-dilution Adjustments.”

The following table sets forth the Fundamental Change Conversion Rate per share of the Mandatory Convertible Preferred Stock for each Fundamental Change Share Price and Fundamental Change Effective Date set forth below.

Fundamental Change Share Price
Fundamental Change Effective Date	$	$	$	$	$	$	$	$	$
, 2021
, 2022
, 2023
, 2024

The exact Fundamental Change Share Price and Fundamental Change Effective Date may not be set forth in the table, in which case:

•

if the Fundamental Change Share Price is between two Fundamental Change Share Prices in the table or the Fundamental Change Effective Date is between two Fundamental Change Effective Dates in the table, the Fundamental Change Conversion Rate will be determined by a straight-line interpolation between the Fundamental Change Conversion Rates set forth for the higher and lower Fundamental Change Share Prices and the earlier and later Fundamental Change Effective Dates, as applicable, based on a 365 or 366-day year, as applicable;

•

if the Fundamental Change Share Price is in excess of $                per share (subject to adjustment in the same manner as the Fundamental Change Share Prices set forth in the first row of the table above), then the Fundamental Change Conversion Rate will be the Minimum Conversion Rate; and

•

if the Fundamental Change Share Price is less than $                per share (subject to adjustment in the same manner as the Fundamental Change Share Prices set forth in the first row of the table above), then the Fundamental Change Conversion Rate will be the Maximum Conversion Rate.

Fundamental Change Dividend Make-whole Amount and Accumulated Dividend Amount

For any shares of the Mandatory Convertible Preferred Stock that are converted during the Fundamental Change Conversion Period, in addition to the common stock issued upon conversion at the Fundamental Change Conversion Rate, we will at our option (subject to satisfaction of the requirements described below):

(a)

pay in cash (computed to the nearest cent), to the extent we are legally permitted to do so, an amount (the “Fundamental Change Dividend Make-whole Amount”) equal to the present value, computed using a discount rate of    % per annum, of all dividend payments on the Mandatory Convertible Preferred Stock (excluding any Accumulated Dividend Amount) for (i) the partial dividend period, if any, from, and including, the Fundamental Change Effective Date to, but excluding, the next Dividend Payment Date and (ii) all the remaining full dividend periods from, and including, the Dividend Payment Date following the Fundamental Change Effective Date to, but excluding,                , 2024;

(b)

increase the number of shares of our common stock (or Units of Exchange Property) to be issued on conversion by a number equal to (x) the Fundamental Change Dividend Make-whole Amount divided by (y) the greater of (i) the Floor Price and (ii) 97% of the Fundamental Change Share Price; or

(c)

pay the Fundamental Change Dividend Make-whole Amount in a combination of cash and shares of our common stock (or Units of Exchange Property as described below) in accordance with the provisions of clauses (a) and (b) above.

In addition, to the extent that the Accumulated Dividend Amount exists as of the Fundamental Change Effective Date, holders who convert their Mandatory Convertible Preferred Stock within the Fundamental Change Conversion Period will be entitled to receive such Accumulated Dividend Amount upon conversion. As used herein, the term “Accumulated Dividend Amount” means, in connection with a Fundamental Change, the aggregate amount of undeclared, accumulated and unpaid dividends, if any, for dividend periods prior to the relevant Fundamental Change Effective Date, including for the partial dividend period, if any, from, and including, the Dividend Payment Date immediately preceding such Fundamental Change Effective Date to, but excluding, such Fundamental Change Effective Date. For the avoidance of doubt, if the Regular Record Date for a dividend period for which we have, as of the Fundamental Change Effective Date, declared a dividend occurs before or during the related Fundamental Change Conversion Period, then we will pay such dividend on the relevant Dividend Payment Date to the holders of record at the Close of Business on such Regular Record Date, as described in “—Dividends,” the Accumulated Dividend Amount will not include the amount of such dividend, and the Fundamental Change Dividend Make-Whole Amount will not include the present value of such dividend.

The Accumulated Dividend Amount will be payable at our election (subject to satisfaction of the requirements described below):

•	in cash (computed to the nearest cent), to the extent we are legally permitted to do so and to the extent permitted under the terms of the documents governing our indebtedness;

•

in an additional number of shares of our common stock (or Units of Exchange Property as described below) equal to (x) the Accumulated Dividend Amount divided by (y) the greater of (i) the Floor Price and (ii) 97% of the Fundamental Change Share Price; or

•	through any combination of cash and shares of our common stock (or Units of Exchange Property as described below) in accordance with the provisions of the preceding two bullets.

We will pay the Fundamental Change Dividend Make-whole Amount and the Accumulated Dividend Amount in cash, except to the extent we elect on or prior to the second Business Day following the Fundamental Change Effective Date to make all or any portion of such payments in shares of our common stock (or Units of Exchange Property as described below).

If we elect to deliver common stock (or Units of Exchange Property as described below) in respect of all or any portion of the Fundamental Change Dividend Make-whole Amount or the Accumulated Dividend Amount, to the extent that the Fundamental Change Dividend Make-whole Amount or the Accumulated Dividend Amount or the dollar amount of any portion thereof paid in common stock (or Units of Exchange Property as described below) exceeds the product of (x) the number of additional shares we deliver in respect thereof and (y) 97% of the Fundamental Change Share Price, we will, if we are legally able to do so, and to the extent permitted under the terms of the documents governing our indebtedness, pay such excess amount in cash (computed to the nearest cent). Any such payment in cash may not be permitted by our then existing debt instruments, including any restricted payment covenants. To the extent that we are not able to pay such excess amount in cash under applicable law and in compliance with our indebtedness, we will not have any obligation to pay such amount in cash or deliver additional shares of our common stock in respect of such amount.

No fractional shares of our common stock (or to the extent applicable, Units of Exchange Property) will be delivered to converting holders of the Mandatory Convertible Preferred Stock in respect of the Fundamental Change Dividend Make-whole Amount or the Accumulated Dividend Amount. We will instead pay a cash adjustment (computed to the nearest cent) to each converting holder that would otherwise be entitled to a fraction of a share of our common stock (or to the extent applicable, Units of Exchange Property) based on the Average VWAP per share of our common stock (or to the extent applicable, Units of Exchange Property) over the five consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the conversion date.

However, if we are prohibited from paying or delivering, as the case may be, the Fundamental Change Dividend Make-whole Amount (whether in cash or in shares of our common stock), in whole or in part, due to limitations of applicable Delaware law, then the Fundamental Change Conversion Rate will instead be increased by a number of shares of common stock equal to the cash amount of the aggregate unpaid and undelivered Fundamental Change Dividend Make-whole Amount, divided by the greater of (i) the Floor Price and (ii) 97% of the Fundamental Change Share Price. To the extent that the cash amount of the aggregate unpaid and undelivered Fundamental Change Dividend Make-whole Amount exceeds the product of such number of additional shares and 97% of the Fundamental Change Share Price, we will not have any obligation to pay the shortfall in cash or deliver additional shares of our common stock in respect of such amount.

As soon as reasonably practical and in any event not later than the second Business Day following the Fundamental Change Effective Date, we will notify holders of:

•

the Fundamental Change Conversion Rate (if we provide notice to holders prior to the anticipated Fundamental Change Effective Date, specifying how the Fundamental Change Conversion Rate will be determined);

•

the Fundamental Change Dividend Make-whole Amount and whether we will pay such amount in cash, shares of our common stock (or to the extent applicable, Units of Exchange Property) or a combination thereof, specifying the combination, if applicable; and

•

the Accumulated Dividend Amount as of the Fundamental Change Effective Date and whether we will pay such amount in cash, shares of our common stock (or to the extent applicable, Units of Exchange Property) or a combination thereof, specifying the combination, if applicable.

Our obligation to deliver shares at the Fundamental Change Conversion Rate in connection with a Fundamental Change and pay the Fundamental Change Dividend Make-whole Amount could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies and therefore may not be enforceable in whole or in part.

Conversion Procedures

Upon Mandatory Conversion

Any outstanding shares of Mandatory Convertible Preferred Stock will automatically convert into shares of common stock on the Mandatory Conversion Date.

Subject to any applicable rules and procedures of DTC, if more than one share of the Mandatory Convertible Preferred Stock held by the same holder is automatically converted on the Mandatory Conversion Date, the number of full shares of our common stock issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares of our Mandatory Convertible Preferred Stock so converted.

You will not be required to pay any transfer or similar taxes or duties relating to the issuance or delivery of our common stock upon conversion, but you will be required to pay any tax or duty that may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than your own.

Subject to the provisions below in clause (3) and clause (5) under the heading “—Anti-dilution Adjustments,” so long as the shares of the Mandatory Convertible Preferred Stock being converted are in global form, the shares of common stock issuable upon conversion will be delivered to the converting holder through the facilities of DTC, in each case together with delivery by the Company to the converting holder of any cash to which the converting holder is entitled on the later of (i) the Mandatory Conversion Date and (ii) the Business Day after you have paid in full all applicable taxes and duties, if any.

The person or persons entitled to receive the shares of our common stock issuable upon mandatory conversion of the Mandatory Convertible Preferred Stock will be treated as the record holder(s) of such shares as of the Close of Business on the Mandatory Conversion Date. Except as provided in “—Anti-dilution Adjustments,” prior to the Close of Business on the Mandatory Conversion Date, the common stock issuable upon conversion of the Mandatory Convertible Preferred Stock on the Mandatory Conversion Date will not be deemed to be outstanding for any purpose and you will have no rights, powers or preferences with respect to such common stock, including voting rights, rights to respond to tender offers and rights to receive any dividends or other distributions on the common stock, by virtue of holding the Mandatory Convertible Preferred Stock.

Upon Early Conversion or Upon a Conversion in Connection with a Fundamental Change

If a holder elects to convert the Mandatory Convertible Preferred Stock prior to                , 2024, in the manner described in “—Early Conversion at the Option of the Holder” or “—Conversion at the Option of the Holder upon Fundamental Change; Fundamental Change Dividend Make-whole Amount,” you must observe the following conversion procedures:

•

if such holder holds a beneficial interest in a global share of Mandatory Convertible Preferred Stock, such holder must deliver to DTC the appropriate instruction form for conversion pursuant to DTC’s conversion program; and

•	if such holder holds shares of the Mandatory Convertible Preferred Stock in certificated form, such holder must comply with certain procedures set forth in the Certificate of Designations.

In either case, if required, you must pay all transfer or similar taxes or duties, if any.

The “conversion date” will be the date on which you have satisfied the foregoing requirements, to the extent applicable.

Subject to any applicable rules and procedures of DTC, if more than one share of the Mandatory Convertible Preferred Stock is surrendered for conversion at one time by or for the same holder, the number of full shares of our common stock issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares of the Mandatory Convertible Preferred Stock so surrendered.

You will not be required to pay any transfer or similar taxes or duties relating to the issuance or delivery of our common stock if you exercise your conversion rights, but you will be required to pay any tax or duty that may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than your own.

Subject to the provisions below in clause (3) and clause (5) under the heading “—Anti-dilution Adjustments,” so long as the shares of the Mandatory Convertible Preferred Stock being converted are in global form, the shares of common stock will be issued and delivered to the converting holder through the facilities of DTC, in each case together with delivery by us to the converting holder of any cash to which the converting holder is entitled on the latest of (i) the second Business Day immediately succeeding the conversion date, (ii) if applicable, the second Business Day immediately succeeding the last day of the Early Conversion Settlement Period and (iii) the Business Day after you have paid in full all applicable taxes and duties, if any.

The person or persons entitled to receive the shares of common stock issuable upon conversion of the Mandatory Convertible Preferred Stock will be treated as the record holder(s) of such shares as of the Close of Business on the applicable Early Conversion Date or Fundamental Change Conversion Date. Except as provided in “—Anti-dilution Adjustments,” prior to the Close of Business on the applicable Early Conversion Date or Fundamental Change Conversion Date, the shares of common stock issuable upon conversion of any shares of the Mandatory Convertible Preferred Stock will not be deemed to be outstanding for any purpose and you will have no rights, powers or preferences with respect to such common stock, including voting rights, rights to respond to tender offers for the common stock and rights to receive any dividends or other distributions on the common stock, by virtue of holding the Mandatory Convertible Preferred Stock.

Fractional Shares

No fractional shares of our common stock will be issued to holders of the Mandatory Convertible Preferred Stock upon conversion. In lieu of any fractional shares of our common stock otherwise issuable in respect of the aggregate number of shares of the Mandatory Convertible Preferred Stock of any holder that are converted, that holder will be entitled to receive an amount in cash (computed to the nearest cent) equal to the product of: (i) that same fraction; and (ii) the Average VWAP of our common stock over the five consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the applicable conversion date.

Anti-dilution Adjustments

Each Fixed Conversion Rate will be adjusted as described below, except that we will not make any adjustments to the Fixed Conversion Rates if holders of the Mandatory Convertible Preferred Stock participate (other than in the case of a share split or share combination), at the same time and upon the same terms as holders of our common stock and solely as a result of holding the Mandatory Convertible Preferred Stock, in any of the transactions described below without having to convert their Mandatory Convertible Preferred Stock as if they held a number of shares of common stock equal to (i) the Maximum Conversion Rate as of the record date for such transaction, multiplied by (ii) the number of shares of Mandatory Convertible Preferred Stock held by such holder.

(1) If we exclusively issue shares of our common stock as a dividend or distribution on shares of our common stock, or if we effect a share split or share combination, each Fixed Conversion Rate will be adjusted based on the following formula:

CR1	=	CR0	×	OS1 OS0

where,

CR0 = such Fixed Conversion Rate in effect immediately prior to the Close of Business on the record date (as defined below) of such dividend or distribution, or immediately prior to the Open of Business on the effective date of such share split or share combination, as applicable;

CR1 = such Fixed Conversion Rate in effect immediately after the Close of Business on such record date or immediately after the Open of Business on such effective date, as applicable;

OS0 = the number of shares of our common stock outstanding immediately prior to the Close of Business on such record date or immediately prior to the Open of Business on such effective date, as applicable, before giving effect to such dividend, distribution, share split or share combination; and

OS1 = the number of shares of our common stock outstanding immediately after giving effect to such dividend, distribution, share split or share combination.

Any adjustment made under this clause (1) shall become effective immediately after the Close of Business on the record date for such dividend or distribution, or immediately after the Open of Business on the effective date for such share split or share combination, as applicable. If any dividend or distribution of the type described in this clause (1) is declared but not so paid or made, each Fixed Conversion Rate shall be immediately readjusted, effective as of the date our board of directors or a committee thereof determines not to pay such dividend or distribution, to such Fixed Conversion Rate that would then be in effect if such dividend or distribution had not been declared. For the purposes of this clause (1), the number of shares of our common stock outstanding immediately prior to the Close of Business on the record date and the number of shares of our common stock outstanding immediately after giving effect to such dividend, distribution, share split or share combination shall, in each case, not include shares that we hold in treasury. We will not pay any dividend or make any distribution on shares of our common stock that we hold in treasury.

“Effective date” as used in this clause (1) means the first date on which the shares of our common stock trade on the Relevant Stock Exchange, regular way, reflecting the relevant share split or share combination, as applicable.

“Record date” means, with respect to any dividend, distribution or other transaction or event in which the holders of our common stock (or other applicable security) have the right to receive any cash, securities or other property or in which our common stock (or such other security) is exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of holders of our common stock (or such other security) entitled to receive such cash, securities or other property (whether such date is fixed by our board of directors or a duly authorized committee thereof, statute, contract or otherwise).

(2) If we issue to all or substantially all holders of our common stock any rights, options or warrants entitling them, for a period of not more than 60 calendar days after the announcement date of such issuance, to subscribe for or purchase shares of our common stock at a price per share that is less than the Average VWAP per share of our common stock for the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance, each Fixed Conversion Rate will be increased based on the following formula:

CR1	=	CR0	×	OS0 + X OS0 + Y

where,

CR0 = such Fixed Conversion Rate in effect immediately prior to the Close of Business on the record date for such issuance;

CR1 = such Fixed Conversion Rate in effect immediately after the Close of Business on such record date;

OS0 = the number of shares of our common stock outstanding immediately prior to the Close of Business on such record date;

X = the total number of shares of our common stock issuable pursuant to such rights, options or warrants; and

Y = the number of shares of our common stock equal to (i) the aggregate price payable to exercise such rights, options or warrants, divided by (ii) the Average VWAP per share of our common stock over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of the issuance of such rights, options or warrants.

Any increase made under this clause (2) will be made successively whenever any such rights, options or warrants are issued and shall become effective immediately after the Close of Business on the record date for such issuance. To the extent that such rights, options or warrants are not exercised prior to their expiration or shares of common stock are not delivered after the exercise of such rights, options or warrants, each Fixed Conversion Rate shall be decreased to such Fixed Conversion Rate that would then be in effect had the increase with respect to the issuance of such rights, options or warrants been made on the basis of delivery of only the number of shares of common stock actually delivered, if any. If such rights, options or warrants are not so issued, each Fixed Conversion Rate shall be immediately readjusted, effective as of the date our board of directors or a committee thereof determines not to pay such dividend or distribution, to such Fixed Conversion Rate that would then be in effect if such record date for such issuance had not occurred.

For the purpose of this clause (2), in determining whether any rights, options or warrants entitle the holders of our common stock to subscribe for or purchase shares of our common stock at less than such Average VWAP per share for the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance, and in determining the aggregate offering price of such shares of our common stock, there shall be taken into account any consideration received by us for such rights, options or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by us in good faith.

(3) If we distribute shares of our capital stock, evidences of our indebtedness, other assets or property of ours or rights, options or warrants to acquire our capital stock or other securities, to all or substantially all holders of our common stock, excluding:

•	dividends, distributions or issuances as to which the provisions set forth in clause (1) or (2) shall apply;

•	dividends or distributions paid exclusively in cash as to which the provisions set forth in clause (4) below shall apply;

•

any dividends and distributions upon conversion of, or in exchange for, our common stock in connection with a recapitalization, reclassification, change, consolidation, merger or other combination, share exchange, or sale, lease or other transfer or disposition resulting in the change in the conversion consideration as described below under “—Recapitalizations, Reclassifications and Changes of Our Common Stock”;

•	except as otherwise described below, rights issued pursuant to a shareholder rights plan adopted by us; and

•	spin-offs as to which the provisions set forth below in this clause (3) shall apply;

then each Fixed Conversion Rate will be increased based on the following formula:

CR1	=	CR0	×	SP0 SP0 – FMV

where,

CR0 = such Fixed Conversion Rate in effect immediately prior to the Close of Business on the record date for such distribution;

CR1 = such Fixed Conversion Rate in effect immediately after the Close of Business on such record date;

SP0 = the Average VWAP per share of our common stock over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the ex-date (as defined below) for such distribution; and

FMV = the fair market value (as determined by us in good faith) of the shares of capital stock, evidences of indebtedness, assets, property, rights, options or warrants so distributed, expressed as an amount per share of our common stock on the ex-date for such distribution.

“Ex-date” means the first date on which the shares of our common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance, dividend or distribution in question, from us or, if applicable, from the seller of our common stock on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market.

Any increase made under the portion of this clause (3) above will become effective immediately after the Close of Business on the record date for such distribution. If such distribution is not so paid or made, each fixed conversion rate shall be immediately readjusted, effective as of the date our board of directors or a committee thereof determines not to pay such dividend or distribution, to be such fixed conversion rate that would then be in effect if such distribution had not been declared.

Notwithstanding the foregoing, if “FMV” (as defined above) is equal to or greater than “SP0” (as defined above), in lieu of the foregoing increase, each holder shall receive, in respect of each share of Mandatory Convertible Preferred Stock, at the same time and upon the same terms as holders of our common stock, the amount and kind of our capital stock, evidences of our indebtedness, other assets or property of ours or rights, options or warrants to acquire our capital stock or other securities that such holder would have received if such holder owned a number of shares of common stock equal to the Maximum Conversion Rate in effect on the record date for the distribution.

If we issue rights, options or warrants that are only exercisable upon the occurrence of certain triggering events, then:

•	we will not adjust the Fixed Conversion Rates pursuant to the foregoing in this clause (3) until the earliest of these triggering events occurs; and

•

we will readjust the Fixed Conversion Rates to the extent any of these rights, options or warrants are not exercised before they expire; provided that the rights, options or warrants trade together with our common stock and will be issued in respect of future issuances of the shares of our common stock.

With respect to an adjustment pursuant to this clause (3) where there has been a payment of a dividend or other distribution on our common stock of shares of capital stock of any class or series, or similar equity interest, of or relating to a subsidiary or other business unit, that are, or, when issued, will be, listed or admitted for trading on a U.S. national securities exchange, which we refer to as a “spin-off,” each Fixed Conversion Rate will be increased based on the following formula:

CR1	=	CR0	×	FMV0 + MP0 MP0

where,

CR0 = such Fixed Conversion Rate in effect immediately prior to the Open of Business on the ex-date for the spin-off;

CR1 = such Fixed Conversion Rate in effect immediately after the Open of Business on the ex-date for the spin-off;

FMV0 = the Average VWAP per share of the capital stock or similar equity interest distributed to holders of our common stock applicable to one share of our common stock over the 10 consecutive Trading Day period commencing on, and including, the ex-date for the spin-off, or the “valuation period”; and

MP0 = the Average VWAP per share of our common stock over the valuation period.

The increase to each Fixed Conversion Rate under the preceding paragraph will be calculated as of the Close of Business on the last Trading Day of the valuation period but will be given effect as of immediately after the Open of Business on the ex-date of the spin-off. Because we will make the adjustment to each Fixed Conversion Rate with retroactive effect, we will delay the settlement of any conversion of Mandatory Convertible Preferred Stock where any date for determining the number of shares of our common stock issuable to a holder occurs during the valuation period until the second Business Day after the last date for determining the number of shares of our common stock issuable to a holder with respect to such conversion occurs. If such dividend or distribution is not so paid, each Fixed Conversion Rate shall be decreased, effective as of the date our board of directors or a committee thereof determines not to make or pay such dividend or distribution, to be such Fixed Conversion Rate that would then be in effect if such dividend or distribution had not been declared.

(4) If any cash dividend or distribution is made to all or substantially all holders of our common stock, each Fixed Conversion Rate will be adjusted based on the following formula:

CR1	=	CR0	×	SP0 SP0 – C

where,

CR0 = such Fixed Conversion Rate in effect immediately prior to the Close of Business on the record date for such dividend or distribution;

CR1 = such Fixed Conversion Rate in effect immediately after the Close of Business on the record date for such dividend or distribution;

SP0 = the Average VWAP per share of our common stock over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the ex-date for such distribution; and

C = the amount in cash per share we distribute to all or substantially all holders of our common stock.

Any increase made under this clause (4) shall become effective immediately after the Close of Business on the record date for such dividend or distribution. If such dividend or distribution is not so paid, each Fixed Conversion Rate shall be decreased, effective as of the date our board of directors or a committee thereof determines not to make or pay such dividend or distribution, to be such Fixed Conversion Rate that would then be in effect if such dividend or distribution had not been declared.

Notwithstanding the foregoing, if “C” (as defined above) is equal to or greater than “SP0” (as defined above), in lieu of the foregoing increase, each holder shall receive, for each share of Mandatory Convertible Preferred Stock, at the same time and upon the same terms as holders of shares of our common stock, the amount of cash that such holder would have received if such holder owned a number of shares of our common stock equal to the Maximum Conversion Rate on the record date for such cash dividend or distribution.

(5) If we or any of our subsidiaries make a payment in respect of a tender or exchange offer for our common stock, other than an odd-lot tender offer, to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the Average VWAP per share of our common stock over the 10 consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, or the “expiration date,” each Fixed Conversion Rate will be increased based on the following formula:

CR1	=	CR0	×	AC + (SP1 × OS1) OS0 × SP1

where,

CR0 = such Fixed Conversion Rate in effect immediately prior to the Close of Business on the expiration date;

CR1 = such Fixed Conversion Rate in effect immediately after the Close of Business on the expiration date;

AC = the aggregate value of all cash and any other consideration (as determined by us in good faith) paid or payable for shares purchased in such tender or exchange offer;

OS0 = the number of shares of our common stock outstanding immediately prior to the expiration date (prior to giving effect to the purchase of all shares accepted for purchase or exchange in such tender or exchange offer);

OS1 = the number of shares of our common stock outstanding immediately after the expiration date (after giving effect to the purchase of all shares accepted for purchase or exchange in such tender or exchange offer); and

SP1 = the Average VWAP of our common stock over the 10 consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the expiration date (the “averaging period”).

The increase to each Fixed Conversion Rate under the preceding paragraph will be calculated at the Close of Business on the last Trading Day of the averaging period but will be given effect as of immediately after the Close of Business on the expiration date. Because we will make the adjustment to each Fixed Conversion Rate with retroactive effect, we will delay the settlement of any conversion of Mandatory Convertible Preferred Stock where any date for determining the number of shares of our common stock issuable to a holder occurs during the averaging period until the second Business Day after the last date for determining the number of shares of our common stock issuable to a holder with respect to such conversion occurs. For the avoidance of doubt, no adjustment under this clause (5) will be made if such adjustment would result in a decrease in any Fixed Conversion Rate.

In the event that we or one of our subsidiaries is obligated to purchase shares of common stock pursuant to any such tender offer or exchange offer, but we or such subsidiary is permanently prevented by applicable law from effecting any such purchases, or all such purchases are rescinded, then each Fixed Conversion Rate shall again be adjusted to be such Fixed Conversion Rate that would then be in effect if such tender offer or exchange offer had not been made.

We may, to the extent permitted by law and the rules of the NYSE or any other securities exchange on which our common stock or the Mandatory Convertible Preferred Stock is then listed, increase each Fixed Conversion Rate by any amount for a period of at least 20 Business Days if such increase is irrevocable during such 20 Business Days and we determine that such increase would be in our best interest. In addition, we may make such increases in each Fixed Conversion Rate as we deem advisable in order to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of shares of our common stock (or issuance of rights or warrants to acquire shares of our common stock) or from any event treated as such for income tax purposes or for any other reason. We may only make such a discretionary adjustment if we make the same proportionate adjustment to each Fixed Conversion Rate.

Holders of the Mandatory Convertible Preferred Stock may, in certain circumstances, including a distribution of cash dividends to holders of our shares of common stock, be deemed to have received a distribution subject to U.S. Federal income tax as a dividend as a result of an adjustment or the nonoccurrence of an adjustment to the Fixed Conversion Rates. See “Material U.S. Federal Income Tax Considerations.”

If we have a rights plan in effect upon conversion of the Mandatory Convertible Preferred Stock into common stock, you will receive, in addition to any shares of common stock received in connection with such conversion, the rights under the rights plan. However, if, prior to any conversion, the rights have separated from the shares of common stock in accordance with the provisions of the applicable rights plan, each Fixed Conversion Rate will be adjusted at the time of separation as if we distributed to all or substantially all holders of our common stock, shares of our capital stock, evidences of indebtedness, assets, property, rights, options or warrants as described in clause (3) above, subject to readjustment in the event of the expiration, termination or redemption of such rights. We do not currently have a stockholder rights plan in effect.

Adjustments to the Fixed Conversion Rates will be calculated to the nearest 1/10,000th of a share of our common stock. No adjustment to any Fixed Conversion Rate will be required unless the adjustment would require an increase or decrease of at least 1% of the Fixed Conversion Rate; provided, however, that if an adjustment is not made because the adjustment does not change the Fixed Conversion Rates by at least 1%, then such adjustment will be carried forward and taken into account in any future adjustment. Notwithstanding the foregoing, on each date for determining the number of shares of our common stock issuable to a holder upon any conversion of the Mandatory Convertible Preferred Stock we will give effect to all adjustments that we have otherwise deferred pursuant to this sentence, and those adjustments will no longer be carried forward and taken into account in any future adjustment.

The Fixed Conversion Rates will not be adjusted:

•

upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in common stock under any plan;

•

upon the issuance of any shares of our common stock or rights or warrants to purchase those shares pursuant to any present or future benefit or other incentive plan or program of or assumed by us or any of our subsidiaries;

•

upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the Mandatory Convertible Preferred Stock was first issued;

•	for a change in the par value of our common stock;

•

for stock repurchases that are not tender offers referred to in clause (5) of the adjustments above, including structured or derivative transactions or pursuant to a stock repurchase program approved by our board of directors;

•

for accumulated dividends on the Mandatory Convertible Preferred Stock, except as described above under “—Mandatory Conversion,” “—Early Conversion at the Option of the Holder” and “—Conversion at the Option of the Holder upon Fundamental Change; Fundamental Change Dividend Make-whole Amount”; or

•

for any other issuance of shares of our common stock or any securities convertible into or exchangeable for shares of our common stock or the right to purchase shares of our common stock or such convertible or exchangeable securities, except as otherwise stated herein.

Except as otherwise provided above, we will be responsible for making all calculations called for under the Mandatory Convertible Preferred Stock. These calculations include, but are not limited to, determinations of the Fundamental Change Share Price, the VWAPs, the Average VWAPs and the Fixed Conversion Rates of the Mandatory Convertible Preferred Stock and shall be made in good faith.

We will be required, within 10 Business Days after the Fixed Conversion Rates are adjusted, to provide or cause to be provided written notice of the adjustment to the holders of the Mandatory Convertible Preferred Stock. We will also be required to deliver a statement setting forth in reasonable detail the method by which the adjustment to each Fixed Conversion Rate was determined and setting forth each adjusted Fixed Conversion Rate.

For the avoidance of doubt, if an adjustment is made to the Fixed Conversion Rates, no separate inversely proportionate adjustment will be made to the Initial Price or the Threshold Appreciation Price because the Initial Price is equal to $50.00 divided by the Maximum Conversion Rate (as adjusted in the manner described herein) and the Threshold Appreciation Price is equal to $50.00 divided by the Minimum Conversion Rate (as adjusted in the manner described herein).

Whenever the terms of the Mandatory Convertible Preferred Stock require us to calculate the VWAP per share of our common stock over a span of multiple days, we will make appropriate adjustments in good faith (including, without limitation, to the Applicable Market Value, the Early Conversion Average Price, the Fundamental Change Share Price and the Average Price (as the case may be)) to account for any adjustments to the Fixed Conversion Rates (as the case may be) that become effective, or any event that would require such an adjustment if the ex-date, effective date, record date or expiration date (as the case may be) of such event occurs, during the relevant period used to calculate such prices or values (as the case may be).

If:

•

the record date for a dividend or distribution on shares of our common stock occurs after the end of the 20 consecutive Trading Day period used for calculating the Applicable Market Value and before the Mandatory Conversion Date; and

•

that dividend or distribution would have resulted in an adjustment of the number of shares issuable to the holders of the Mandatory Convertible Preferred Stock had such record date occurred on or before the last Trading Day of such 20-Trading Day period, then we will deem the holders of the Mandatory Convertible Preferred Stock to be holders of record of our common stock for purposes of that dividend or distribution. In this case, the holders of the Mandatory Convertible Preferred Stock would receive the dividend or distribution on our common stock together with the number of shares of our common stock issuable upon mandatory conversion of the Mandatory Convertible Preferred Stock.

Recapitalizations, Reclassifications and Changes of Our Common Stock

In the event of:

•

any consolidation or merger of us with or into another person (other than a merger or consolidation in which we are the surviving corporation and in which the shares of our common stock outstanding immediately prior to the merger or consolidation are not exchanged for cash, securities or other property of us or another person);

•	any sale, transfer, lease or conveyance to another person of all or substantially all of our property and assets;

•	any reclassification of our common stock into securities, including securities other than our common stock; or

•	any statutory exchange of our securities with another person (other than in connection with a merger or acquisition),

in each case, as a result of which our common stock would be converted into, or exchanged for, stock, other securities or other property or assets (including cash or any combination thereof) (each, a “Reorganization

Event”), each share of the Mandatory Convertible Preferred Stock outstanding immediately prior to such Reorganization Event shall, without the consent of the holders of the Mandatory Convertible Preferred Stock, become convertible into the kind of stock, other securities or other property or assets (including cash or any combination thereof) that such holder would have been entitled to receive if such holder had converted its Mandatory Convertible Preferred Stock into common stock immediately prior to such Reorganization Event (such stock, other securities or other property or assets (including cash or any combination thereof), the “Exchange Property,” with each “Unit of Exchange Property” meaning the kind and amount of Exchange Property that a holder of one share of common stock is entitled to receive).

If the transaction causes our common stock to be converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in part upon any form of stockholder election), the Exchange Property into which the Mandatory Convertible Preferred Stock will be convertible will be deemed to be:

•	the weighted average of the types and amounts of consideration received by the holders of our common stock that affirmatively make such an election; and

•	if no holders of our common stock affirmatively make such an election, the types and amounts of consideration actually received by the holders of our common stock.

We will notify holders of the Mandatory Convertible Preferred Stock of the weighted average referred to in the first bullet point in the preceding sentence as soon as practicable after such determination is made.

The number of Units of Exchange Property we will deliver for each share of the Mandatory Convertible Preferred Stock converted following the effective date of such Reorganization Event will be determined as if references to our common stock in the description of the conversion rate applicable upon mandatory conversion, Early Conversion at the option of the holder and conversion at the option of the holder upon a Fundamental Change were to Units of Exchange Property (without interest thereon and without any right to dividends or distributions thereon which have a record date prior to the date such Mandatory Convertible Preferred Stock is actually converted). For the purpose of determining which bullet of the definition of conversion rate in the second paragraph under “—Mandatory Conversion” will apply upon mandatory conversion, and for the purpose of calculating the conversion rate if the second bullet is applicable, the value of a Unit of Exchange Property will be determined in good faith by us, except that if a Unit of Exchange Property includes common stock or American Depositary Receipts (“ADRs”) that are traded on a U.S. national securities exchange, the value of such common stock or ADRs will be the average over the 20 consecutive Trading Day period used for calculating the Applicable Market Value of the volume-weighted average prices for such common stock or ADRs, as displayed on the applicable Bloomberg screen (as determined in good faith by us); or, if such price is not available, the average market value per share of such common stock or ADRs over such period as determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained by us for this purpose. The provisions of this paragraph will apply to successive Reorganization Events, and if the Exchange Property in respect of any Reorganization Event includes, in whole or in part, securities of another entity, the Mandatory Convertible Preferred Stock shall, without the consent of holders of the Mandatory Convertible Preferred Stock, provide for anti-dilution and other adjustments that shall be as nearly equivalent as practicable, as determined by us acting in a commercially reasonable manner and in good faith, to the adjustments described above under the heading “—Anti-dilution Adjustments”.

We (or any successor to us) will, as soon as reasonably practicable (but in any event within 20 calendar days) after the occurrence of any Reorganization Event provide written notice to the holders of the Mandatory Convertible Preferred Stock of such occurrence and of the kind and amount of cash, securities or other property that constitute the Exchange Property. Failure to deliver such notice will not affect the operation of the provisions described in this section.

It is possible that certain consolidations, mergers, combinations or other transactions could result in tax gains or losses to the holders either as a result of the transaction or the conversion thereafter. Holders are encouraged to consult with their own tax advisors regarding the tax consequences of the ownership, disposition and conversion of the Mandatory Convertible Preferred Stock.

Notices

We will send all notices or communications to holders of the Mandatory Convertible Preferred Stock pursuant to the Certificate of Designations in writing by first class mail, postage prepaid, to the holders’ respective addresses shown on the register for the Mandatory Convertible Preferred Stock. However, in the case of Mandatory Convertible Preferred Stock in the form of global securities, we are permitted to send notices or communications to holders pursuant to DTC’s procedures, and notices and communications that we send in this manner will be deemed to have been properly sent to such holders in writing.

Reservation of Shares

We will at all times reserve and keep available out of the authorized and unissued shares of common stock, solely for issuance upon conversion of the Mandatory Convertible Preferred Stock, the maximum number of shares of our common stock as shall be issuable from time to time upon the conversion of all the shares of the Mandatory Convertible Preferred Stock then outstanding.

Transfer Agent, Registrar and Conversion and Dividend Disbursing Agent

Computershare Trust Company, N.A. is the transfer agent and registrar of our common stock and will serve as transfer agent, registrar, conversion and dividend disbursing agent for the Mandatory Convertible Preferred Stock.

Book-Entry, Delivery and Form

The Mandatory Convertible Preferred Stock will be issued in global form. DTC or its nominee will be the sole registered holder of the Mandatory Convertible Preferred Stock. Ownership of beneficial interests in the Mandatory Convertible Preferred Stock in global form will be limited to persons who have accounts with DTC (“participants”) or persons who hold interests through such participants. Ownership of beneficial interests in the Mandatory Convertible Preferred Stock in global form will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

So long as DTC, or its nominee, is the registered owner or holder of a global certificate representing the shares of the Mandatory Convertible Preferred Stock, DTC or such nominee, as the case may be, will be considered the sole holder of the shares of the Mandatory Convertible Preferred Stock represented by such global certificate for all purposes under the Certificate of Designations establishing the terms of the Mandatory Convertible Preferred Stock. No beneficial owner of an interest in the shares of the Mandatory Convertible Preferred Stock in global form will be able to transfer that interest except in accordance with the applicable procedures of DTC in addition to those provided for under the Certificate of Designations establishing the terms of the Mandatory Convertible Preferred Stock.

Payments of dividends on the global certificate representing the shares of the Mandatory Convertible Preferred Stock will be made to DTC or its nominee, as the case may be, as the registered holder thereof. None of us, the transfer agent, registrar, conversion or dividend disbursing agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global certificate representing the shares of the Mandatory Convertible Preferred Stock or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that DTC or its nominee, upon receipt of any payment of dividends in respect of a global certificate representing the shares of the Mandatory Convertible Preferred Stock, will credit participants’

accounts with payments in amounts proportionate to their respective beneficial ownership interests in the aggregate Liquidation Preference of such global certificate representing the shares of the Mandatory Convertible Preferred Stock as shown on the records of DTC or its nominee, as the case may be. We also expect that payments by participants to owners of beneficial interests in such global certificate representing the shares of the Mandatory Convertible Preferred Stock held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. We understand that DTC is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include:

•	securities brokers and dealers;

•	banks and trust companies; and

•	clearing corporations and certain other organizations.

Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (indirect participants).

Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in a global security among its participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of us, the transfer agent, registrar, conversion or dividend disbursing agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

If DTC is at any time unwilling or unable to continue as a depositary for the shares of the Mandatory Convertible Preferred Stock in global form or DTC ceases to be registered as a clearing agency under the Exchange Act, and in either case a successor depositary is not appointed by us within 90 days, we will issue certificated shares in exchange for the global securities. Holders of an interest in the Mandatory Convertible Preferred Stock in global form may receive certificated shares, at our option, in accordance with the rules and procedures of DTC in addition to those provided for under the Certificate of Designations. Beneficial interests in Mandatory Convertible Preferred Stock in global form held by any direct or indirect participant may also be exchanged for certificated shares upon request to DTC by such direct participant (for itself or on behalf of an indirect participant), to the transfer agent in accordance with their respective customary procedures.

The information in this section concerning DTC and its book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax consequences of the ownership, disposition, and conversion of the Mandatory Convertible Preferred Stock and any common stock received in respect thereof. The discussion is limited to beneficial owners who will hold the Mandatory Convertible Preferred Stock or our common stock as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

This discussion does not describe all of the tax consequences that may be relevant to beneficial owners in light of their particular circumstances, including alternative minimum tax and Medicare contribution tax consequences, or to beneficial owners subject to special rules, such as:

•	financial institutions;

•	insurance companies;

•	dealers in securities;

•	persons that will hold more than 5% of our common stock;

•	traders that elect the mark-to-market method of tax accounting for their securities;

•	persons holding Mandatory Convertible Preferred Stock or our common stock as part of a hedge, “straddle,” integrated, conversion or constructive sale transaction;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes (or investors in such entities);

•	U.S. expatriates;

•	tax-exempt organizations or governmental organizations;

•

persons required for U.S. federal income tax purposes to conform the timing of income accruals with respect to the Mandatory Convertible Preferred Stock or our common stock to their financial statements under Section 451 of the Code; or

•	real estate investment trusts or regulated investment companies.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Mandatory Convertible Preferred Stock or our common stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Partnerships holding Mandatory Convertible Preferred Stock or our common stock and partners in such partnerships should consult their own tax advisors as to the particular U.S. federal income tax consequences applicable to them.

This summary is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations as of the date hereof, changes to any of which may affect the tax consequences described herein (possibly with retroactive effect).

This summary addresses only U.S. federal income tax consequences. Persons considering the purchase of Mandatory Convertible Preferred Stock are urged to consult their tax advisors with regard to the application of the U.S. federal income or other federal tax laws (including estate and gift tax laws) to their particular situations as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction and the possible effects of any changes in applicable tax laws.

Tax Consequences to U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of Mandatory Convertible Preferred Stock or our common stock that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Taxation of Distributions

Distributions paid on the Mandatory Convertible Preferred Stock or our common stock will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If a distribution exceeds our current and accumulated earnings and profits, the excess will be first treated as a tax-free return of the U.S. Holder’s investment, up to the U.S. Holder’s adjusted tax basis, in the Mandatory Convertible Preferred Stock or our common stock. Any remaining excess will be treated as capital gain. Subject to applicable limitations and restrictions, dividends paid to non-corporate U.S. Holders will be treated as “qualified dividend income” (as defined in the Code) taxable at favorable rates applicable to long-term capital gains. Subject to applicable limitations and restrictions, dividends paid to corporate U.S. Holders will be eligible for the dividends-received deduction. U.S. Holders should consult their own tax advisors regarding the application of reduced tax rates and the dividends-received deduction in their particular circumstances.

If we make a distribution on our Mandatory Convertible Preferred Stock in the form of our common stock, although there is some uncertainty, we believe that such distribution will be taxable for U.S. federal income tax purposes in the same manner as distributions described above. The amount of such distribution and a U.S. Holder’s tax basis in such common stock will equal the fair market value of such common stock on the distribution date, and a U.S. Holder’s holding period for such common stock will begin on the day following the distribution date. Because such distribution would not give rise to any cash from which any applicable withholding tax could be satisfied, if we (or an applicable withholding agent) pay backup withholding on behalf of a U.S. Holder (because such U.S. Holder failed to establish an exemption from backup withholding), we may, at our option, or an applicable withholding agent may, withhold such taxes from shares of common stock or current or subsequent payments of cash to such U.S. Holder.

Extraordinary Dividends

Dividends that exceed certain thresholds in relation to a U.S. Holder’s tax basis in the Mandatory Convertible Preferred Stock or our common stock could be characterized as “extraordinary dividends” under the Code. A corporate U.S. Holder that has held our Mandatory Convertible Preferred Stock or common stock for two years or less before the dividend announcement date and that receives an extraordinary dividend will generally be required to reduce its tax basis in the stock with respect to which such dividend was made by the nontaxed portion of such dividend. If the amount of the reduction exceeds the U.S. Holder’s tax basis in such stock, the excess is taxable as capital gain realized on the sale or other disposition of the Mandatory Convertible Preferred Stock or common stock and will be treated as described under “—Sale or Other Disposition of Our Stock” below. A non-corporate U.S. Holder that receives an extraordinary dividend will generally be required to treat any loss on the sale of our Mandatory Convertible Preferred Stock or common stock as long-term capital loss to the extent of the extraordinary dividends the U.S. Holder receives that qualify for taxation at the special rates discussed above under “—Taxation of Distributions.”

Adjustments to Conversion Rate

The conversion rate of our Mandatory Convertible Preferred Stock is subject to adjustment under specified circumstances. In such circumstances, a U.S. Holder that holds our Mandatory Convertible Preferred Stock may be deemed to have received a constructive distribution if the adjustment has the effect of increasing the U.S. Holder’s proportionate interest in our assets or earnings and profits. In addition, the failure to make certain adjustments on the Mandatory Convertible Preferred Stock may cause a U.S. Holder of our common stock to be deemed to have received a constructive distribution from us, even though the U.S. Holder has not received any cash or property as a result of such adjustments. Such U.S. Holder would be subject to the rules discussed above under “—Taxation of Distributions.” Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the Mandatory Convertible Preferred Stock generally will not be deemed to result in a constructive distribution. Certain of the possible adjustments (including, without limitation, adjustments in respect of taxable dividends to our common stockholders) will not qualify as being made pursuant to a bona fide reasonable adjustment formula.

If an adjustment that does not qualify as being pursuant to a bona fide reasonable adjustment formula is made, a U.S. Holder of Mandatory Convertible Preferred Stock will be deemed to have received a constructive distribution from us, even though such U.S. Holder has not received any cash or property as a result of such adjustment. The tax consequences of the receipt of a distribution from us are described above under “—Taxation of Distributions.” Because constructive distributions deemed received by a U.S. Holder would not give rise to any cash from which any applicable withholding could be satisfied, if we (or an applicable withholding agent) pay backup withholding on behalf of a U.S. Holder (because the U.S. Holder failed to establish an exemption from backup withholding), we may, at our option, or an applicable withholding agent may, withhold such taxes from payments of cash or shares of common stock payable to the U.S. Holder.

Sale or Other Disposition of Our Stock

Upon the sale or the other disposition of shares of Mandatory Convertible Preferred Stock (other than pursuant to a conversion) or our common stock, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale or other disposition and the holder’s adjusted tax basis in such shares. Gain or loss realized on the sale or other disposition generally will be capital gain or loss and will be long-term capital gain or loss if at the time of the sale or other disposition the Mandatory Convertible Preferred Stock or our common stock has been held for more than one year. For non-corporate taxpayers, long-term capital gains are generally eligible for reduced rates of taxation. The deductibility of capital losses may be subject to limitations.

Conversion of Mandatory Convertible Preferred Stock into Common Stock

A U.S. Holder generally will not recognize any income, gain or loss upon the conversion of our Mandatory Convertible Preferred Stock into our common stock, except that any cash or common stock received in respect of accrued and unpaid dividends that have been declared will be taxable as described above under “—Taxation of Distributions,” with any common stock received in respect of such dividends treated as if the U.S. Holder had received cash equal to the fair market value of any such common stock determined as of the date of conversion.

Cash received upon conversion in lieu of a fractional common share generally will be treated as a payment in a taxable exchange for such fractional common share, and gain or loss will be recognized on the receipt of cash in an amount equal to the difference between the amount of cash received and the adjusted tax basis allocable to the fractional common share deemed exchanged. This gain or loss will be long-term capital gain or loss if the U.S. Holder has held the Mandatory Convertible Preferred Stock for more than one year at the time of conversion.

The tax treatment of a U.S. Holder’s receipt of any cash or common stock paid upon conversion in respect of accrued and unpaid dividends that have not been declared is uncertain. Although not free from doubt, we believe the receipt of such cash or common stock should be treated as additional consideration received by the U.S. Holder upon conversion of the Mandatory Convertible Preferred Stock into common stock. Similarly, the receipt of cash or common stock paid in respect of any make-whole dividend should be treated as additional consideration received by the U.S. Holder upon conversion of the Mandatory Convertible Preferred Stock into common stock. Accordingly, the receipt of cash should be taxable to the extent of any gain realized by the U.S. Holder. For this purpose, gain generally would equal the excess, if any, of (i) the sum of the fair market value of our common stock received upon conversion (including any fractional common share for which cash is received) and the cash received (other than amounts of cash or common stock received in respect of accrued and unpaid dividends that have been declared) over (ii) the U.S. Holder’s tax basis in our Mandatory Convertible Preferred Stock immediately prior to conversion. The character of such gain recognized (which will be the lesser of such gain and such cash) is uncertain. If the receipt of the cash attributable to dividends to be paid in respect of a portion of the then-current dividend period or future dividends is considered to have the effect of a dividend, such gain (to the extent recognized) would be taxable as dividend income, to the extent of our current and accumulated earnings and profits. Alternatively, such gain could be capital gain. To the extent the amount of cash received in respect of accrued but unpaid dividends that have not been declared, or in respect of any make-whole dividend, exceeded the gain realized by a U.S. Holder, the excess amount would not be taxable to such U.S. Holder but would reduce its adjusted tax basis in our common stock. A U.S. Holder will not be permitted to recognize any loss realized upon the conversion of Mandatory Convertible Preferred Stock into common stock.

U.S. Holders should be aware that the tax treatment described above in respect of the payments of cash or common stock made in respect of accrued and unpaid dividends that have not been declared is not certain and may be challenged by the Internal Revenue Service (“IRS”). It is possible that a U.S. Holder could be treated as receiving a distribution on its Mandatory Convertible Preferred Stock, which will be treated as described above under “—Taxation of Distributions,” to the extent of the lesser of (i) the excess of (A) the fair market value of the ordinary shares received over (B) the issue price of the convertible preferred shares, and (ii) the amount of any accrued and unpaid dividends that have not been declared.

Because payments of common stock that are treated as dividends will not give rise to any cash from which any applicable withholding tax could be satisfied, if we (or an applicable withholding agent) pay backup withholding on behalf of a U.S. Holder (because such U.S. Holder failed to establish an exemption from backup withholding), we may, at our option, or an applicable withholding agent may, withhold such taxes from shares of common stock or current or subsequent payments of cash to such U.S. Holder.

Except as discussed in the last sentence of this paragraph, a U.S. Holder’s basis in shares of common stock received upon conversion of the Mandatory Convertible Preferred Stock (and any fractional shares of our common stock treated as received and then exchanged for cash) will equal the basis of the converted shares of the Mandatory Convertible Preferred Stock, increased by any gain recognized on the conversion and reduced by any cash received that was treated as additional consideration received in the conversion as discussed above, and the holding period of such shares of common stock will include the holding period of the converted shares of Mandatory Convertible Preferred Stock. A U.S. Holder’s tax basis in common stock received may be further reduced under the rules described above under “—Extraordinary Dividends.” Common stock received in payment of accrued but unpaid dividends are taxed as a dividend upon receipt, if any, will have a basis equal to their fair market value on the date of conversion, and a new holding period which will commence on the day after the conversion.

In the event a U.S. Holder’s Mandatory Convertible Preferred Stock is converted pursuant to certain transactions (including our consolidation or merger into another person), the tax treatment of such a conversion will depend upon the facts underlying the particular transaction triggering such a conversion. U.S. Holders should consult their own tax advisors to determine the specific tax treatment of a conversion under such circumstances.

Backup Withholding and Information Reporting

Information returns are required to be filed with the IRS in connection with distributions on our Mandatory Convertible Preferred Stock or our common stock and the proceeds from a sale or other disposition of such stock, unless a U.S. Holder is an exempt recipient. A U.S. Holder may also be subject to U.S. backup withholding on these payments if the U.S. Holder fails to provide its taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors concerning the application of information reporting and backup withholding rules.

Tax Consequences to Non-U.S. Holders

The following are the material U.S. federal income and estate tax consequences of the ownership and disposition of our Mandatory Convertible Preferred Stock or our common stock acquired in this offering by a “Non-U.S. Holder” that does not own, and has not owned, actually or constructively, (i) more than 5% of our Mandatory Convertible Preferred Stock or our common stock or (ii) Mandatory Convertible Preferred Stock having a fair market value greater than the fair market value of 5% of our common stock. You are a Non-U.S. Holder if for U.S. federal income tax purposes you are a beneficial owner of our Mandatory Convertible Preferred Stock or our common stock that is:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign estate or trust.

You are not a Non-U.S. Holder if you are a nonresident alien individual present in the United States for 183 days or more in the taxable year of disposition, or if you are a former citizen or former resident of the United States for U.S. federal income tax purposes. If you are or may become such a person, you should consult your tax advisor regarding the U.S. federal income tax consequences of the ownership and disposition of our Mandatory Convertible Preferred Stock or our common stock.

If you are a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and your activities.

Taxation of Distributions

Distributions or other payments that are treated as dividends (see “—Tax Consequences to U.S. Holders—Taxation of Distributions” and “—Conversion of Mandatory Convertible Preferred Stock into Common Stock”), including deemed distributions described above under “—Tax Consequences to U.S. Holders—Adjustments to Conversion Rate,” generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, you will be required to provide a properly executed applicable IRS Form W-8 or other documentary evidence certifying your entitlement to benefits under a treaty.

If dividends paid to you are effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by you in the United States), you will generally be taxed on the dividends in the same manner as a U.S. person. In this case, you will be exempt from the withholding tax discussed in the preceding paragraph, although you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. You should consult your tax advisor with respect to other U.S. tax consequences of the ownership and disposition of our Mandatory Convertible Preferred Stock or our common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.

Because deemed distributions or distributions made in common stock to a Non-U.S. Holder would not give rise to any cash from which any applicable withholding tax could be satisfied, we (or an applicable withholding agent) will withhold the U.S. federal tax on such dividend from any cash, shares of common stock, or sales proceeds otherwise payable to the Non-U.S. Holder.

Gain on Disposition of Our Mandatory Convertible Preferred Stock or Our Common Stock

Subject to the discussions above under “—Taxation of Distributions,” and below under “—Information Reporting and Backup Withholding” and “—FATCA,” you generally will not be subject to U.S. federal income or withholding tax on gain realized on a sale or other taxable disposition of our Mandatory Convertible Preferred Stock or our common stock unless:

•

the gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the United States), or

•

we are or have been a “United States real property holding corporation,” as described below, at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter, and our common stock is not regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

We will be a U.S. real property holding corporation at any time that the fair market value of our “U.S. real property interests” (as defined in the Code and applicable Treasury regulations), equals or exceeds 50% of the aggregate fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business (all as determined for the U.S. federal income tax purposes). We believe that we are not, and do not anticipate becoming, a United States real property holding corporation.

If you recognize gain on a sale or other disposition of our Mandatory Convertible Preferred Stock or our common stock that is effectively connected with your conduct of a trade or business in the United States (and if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the United States), you will generally be taxed on such gain in the same manner as a U.S. person. You should consult your tax advisor with respect to other U.S. tax consequences of the ownership and disposition of our Mandatory Convertible Preferred Stock or our common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.

Conversion of Mandatory Convertible Preferred Stock into Common Stock

A Non-U.S. Holder generally will not recognize any income, gain or loss upon the conversion of Mandatory Convertible Preferred Stock into our common stock, except that (1) cash received upon conversion in lieu of a fractional common share generally will be treated as a payment in a taxable exchange for such fractional common share and will be subject to the treatment described above under “—Gain on Disposition of Our Mandatory Convertible Preferred Stock and Common Stock,” (2) cash or common stock received in respect of accrued and unpaid dividends that have been declared should be treated in the manner described above under “Tax Consequences to U.S. Holders—Conversion of Mandatory Convertible Preferred Stock into Common Stock,” and (3) cash or common stock received in respect of accrued and unpaid dividends or make-whole dividends that have not been declared should be treated in the manner described above under “Tax Consequences to U.S. Holders—Conversion of Mandatory Convertible Preferred Stock into Common Stock.” In the case of payments described in (2), a Non-U.S. Holder should expect a withholding agent to withhold tax from such amounts, as described above under “—Taxation of Distributions.” In the case of accrued and unpaid dividends that have not been declared, the tax treatment of such amounts is uncertain, and therefore a withholding agent may withhold 30% of such amount as described under “—Taxation of Distributions.”

Backup Withholding and Information Reporting

Information returns are required to be filed with the IRS in connection with payments of dividends on our Mandatory Convertible Preferred Stock and our common stock. Unless a Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person, information returns may also be filed with the IRS in connection with the proceeds from a sale or other disposition of our Mandatory Convertible Preferred Stock or our common stock. A Non-U.S. Holder may be subject to backup withholding on payments on our Mandatory Convertible Preferred Stock or our common stock or on the proceeds from a sale or other disposition of our common stock unless the Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person or otherwise establishes an exemption. The provision of a properly executed applicable IRS Form W-8 certifying non-U.S. status will permit you to avoid backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

FATCA

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), payments of dividends on and the gross proceeds of dispositions of our Mandatory Convertible Preferred Stock and common stock paid to (i) a “foreign financial institution” (as specifically defined in the Code) or (ii) a “non-financial foreign entity” (as specifically defined in the Code) will be subject to a withholding tax (separate and apart from, but without duplication of, the withholding tax described above) at a rate of 30%, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied or an exemption from these rules applies. Under proposed U.S. Treasury regulations promulgated by the Treasury Department on December 13, 2018, which state that taxpayers may rely on the proposed Treasury regulations until final Treasury regulations are issued, this withholding tax will not apply to the gross proceeds from the sale or disposition of our Mandatory Convertible Preferred Stock or common stock (other than with respect to amounts that are treated as dividends). An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Taxation of Distributions,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. Non-U.S. holders should consult their tax advisors regarding the possible implications of this withholding tax on their investment in our Mandatory Convertible Preferred Stock or common stock.

Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty exemption, our Mandatory Convertible Preferred Stock and our common stock will be treated as U.S.-situs property subject to U.S. federal estate tax.

UNDERWRITING

We are offering the shares of Mandatory Convertible Preferred Stock described in this prospectus through a number of underwriters. BofA Securities, Inc. and J.P. Morgan Securities LLC are acting as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of Mandatory Convertible Preferred Stock listed next to its name in the following table:

Name	Number of Shares
BofA Securities, Inc.
J.P. Morgan Securities LLC
Barclays Capital Inc.
BMO Capital Markets Corp.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Goldman Sachs & Co. LLC
Citigroup Global Markets Inc.
HSBC Securities (USA) Inc.
RBC Capital Markets, LLC
Scotia Capital (USA) Inc.
TD Securities (USA) LLC
CIBC World Markets Corp.
Guggenheim Securities, LLC
Credit Agricole Securities (USA) Inc.
ING Financial Markets LLC
National Bank of Canada Financial Inc.
Natixis Securities Americas LLC
Santander Investment Securities Inc.
Siebert Williams Shank & Co., LLC

Total

The underwriters are committed to purchase all the shares of Mandatory Convertible Preferred Stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of the non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of Mandatory Convertible Preferred Stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                 per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $                 per share from the initial public offering price. After the initial offering of the shares to the public, if all of the shares of Mandatory Convertible Preferred Stock are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters. The offering of the shares by the underwriters is subject to receipt and acceptance of the shares and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters have an option to buy up to                  additional shares of Mandatory Convertible Preferred Stock from us to cover over-allotments. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of Mandatory Convertible Preferred Stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the initial shares are being offered.

The underwriting fee is equal to the public offering price per share of Mandatory Convertible Preferred Stock less the amount paid by the underwriters to us per share of Mandatory Convertible Preferred Stock. The underwriting fee is $                 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$	$

We have agreed to reimburse the underwriters for their FINRA counsel fee. In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.

We estimate that the total expenses of the Concurrent Offering and this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $                .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that, subject to certain exceptions, we will not, without the prior written consent of BofA Securities, Inc. and J.P. Morgan Securities LLC for a period of 180 days after the date of this prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or publicly file with, the SEC a registration statement under the Exchange Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to undertake any of the foregoing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities.

Our directors and executive officers and holders of substantially all of our common stock (the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of them, with limited exceptions, for a period of 180 days after the date of this prospectus, may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of BofA Securities, Inc. and J.P. Morgan Securities LLC, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant (collectively with the common stock, the “lock-up securities”)); (ii) enter into any hedging, swap or other agreement, transaction or arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of lock-up securities, in cash or otherwise; (iii) make any demand for, or exercise any right with respect to, the registration of any shares of our common stock or any security convertible into or exercisable for our common stock, except as those demands or exercises do not involve any public disclosure or filing; or (iv) publicly disclose the intention to undertake any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.

BofA Securities, Inc. and J.P. Morgan Securities LLC, in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

Record holders of our securities are typically the parties to the lock-up agreements with the underwriters and the market standoff agreements with us referred to above, while holders of beneficial interests in our shares who are not also record holders in respect of such shares are not typically subject to any such agreements or other similar restrictions. Accordingly, we believe that certain holders of beneficial interests who are not record holders and are not bound by market standoff or lock-up agreements could enter into transactions with respect to those beneficial interests that negatively impact our stock price. In addition, any stockholder who is neither subject to a market standoff agreement with us nor a lock-up agreement with the underwriters may be able to sell, short sell, transfer, hedge, pledge, lend or otherwise dispose of or attempt to sell short sell, transfer, hedge, pledge, lend or otherwise dispose of, their equity interests at any time after the closing of this offering.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We have applied to list the Mandatory Convertible Preferred Stock and our common stock on the NYSE under the symbols “BTRY PRA” and “BTRY”, respectively.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of the Mandatory Convertible Preferred Stock in the open market for the purpose of preventing or retarding a decline in the market price of the Mandatory Convertible Preferred Stock while this offering is in progress. These stabilizing transactions may include making short sales of Mandatory Convertible Preferred Stock, which involves the sale by the underwriters of a greater number of shares of Mandatory Convertible Preferred Stock than they are required to purchase in this offering, and purchasing shares of Mandatory Convertible Preferred Stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Mandatory Convertible Preferred Stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Mandatory Convertible

Preferred Stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase the Mandatory Convertible Preferred Stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the Mandatory Convertible Preferred Stock or preventing or retarding a decline in the market price of the Mandatory Convertible Preferred Stock, and, as a result, the price of the Mandatory Convertible Preferred Stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise. Prior to this offering and the Concurrent Offering, there has been no public market for the Mandatory Convertible Preferred Stock or our common stock, respectively. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for the Mandatory Convertible Preferred Stock or our common shares, respectively, or that the shares will trade in the public market at or above the initial public offering price.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

In the ordinary course of their various business activities, the underwriters and their affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

In connection with the offering,                  are not acting for anyone other than the issuer and will not be responsible to anyone other than the issuer for providing the protections afforded to their clients nor for providing advice in relation to the offering.

Notice to Prospective Investors in United Kingdom

In relation to the United Kingdom (“UK”), no shares have been offered or will be offered pursuant to the offering to the public in the UK prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority in the UK in accordance with the UK Prospectus Regulation and the FSMA, except that offers of shares may be made to the public in the UK at any time under the following exemptions under the UK Prospectus Regulation and the FSMA:

a.	to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

b.

to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

c.	at any time in other circumstances falling within section 86 of the FSMA,

provided that no such offer of shares shall require the Company or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

Each person in the UK who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the underwriters that it is a qualified investor within the meaning of the UK Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the UK to qualified investors, in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, and the expression “FSMA” means the Financial Services and Markets Act 2000.

In connection with the offering,                  are not acting for anyone other than the issuer and will not be responsible to anyone other than the issuer for providing the protections afforded to their clients nor for providing advice in relation to the offering.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the UK, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in Switzerland

This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the shares. The shares may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the shares to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares constitutes a prospectus pursuant to the FinSA, and neither this prospectus nor any other offering or marketing material relating to the shares may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to Prospective Investors in Australia

This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of sale of the shares, offer, transfer, assign or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Law of Japan. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Singapore

Each underwriter has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:

(a)

to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;

(b)

to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

(c)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Notice to Prospective Investors in People’s Republic of China

This prospectus may not be circulated or distributed in the PRC and the Mandatory Convertible Preferred Stock may not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any resident of the PRC or for the benefit of, legal or natural persons of the PRC except pursuant to applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

Notice to Prospective Investors in Republic of Korea

The shares of the Mandatory Convertible Preferred Stock have not been registered under the Financial Investment Services and Capital Markets Act of Korea. Accordingly, due to restrictions under and the requirements of the securities laws of the Republic of Korea, the shares of the Mandatory Convertible Preferred Stock are not being offered or sold and may not be offered or sold, and the registration statement of which this prospectus forms a part may not be circulated or distributed, directly or indirectly, in such jurisdiction. Persons located in or who are resident of such jurisdiction will not be permitted to acquire, directly or indirectly, any shares of the Mandatory Convertible Preferred Stock in this offering, except as permitted by law applicable to such person and full compliance with such law.

Notice to Prospective Investors in Saudi Arabia

This prospectus has been prepared on the basis that prospective investors in the Fund are “Sophisticated” investors as defined by Article 74(b) of Investment Funds Regulations issued by the Capital Markets Authority’s board and therefore distribution of the prospectus will be carried out through a distributor who will provide investors with the same documentation that the foreign fund made available to investors in other jurisdictions, and ensure that any information provided by the distributor to the investors is complete, accurate and not misleading.

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Investment Fund Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the shares offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

Notice to Prospective Investors in Qatar

The shares described in this prospectus have not been, and will not be, offered, sold or delivered at any time, directly or indirectly, in the State of Qatar in a manner that would constitute a public offering or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. The sale and marketing of the Units in this prospectus are made to qualified investors only. This prospectus has not been, and will not be, filed with, reviewed by or approved by the Qatar Central Bank, the Qatar Financial Markets Authority or any other relevant Qatari authority or any other regulator in the State of Qatar and may not be publicly distributed. This prospectus and the information contained therein are intended for original recipient only, may not be shared with any third-party in Qatar and should not be provided to any other person. This prospectus not for general circulation in the State of Qatar and should not be reproduced or used for any other purpose and any distribution or reproduction of this document by the recipient to third parties in Qatar is not permitted and shall be at the liability of such recipient. The prospectus is not, and will not be, registered with Qatar Central Bank or with the Qatar Financial Centre Regulatory Authority.

Notice to Prospective Investors in Kuwait

This prospectus is not for general circulation to the public in Kuwait. The shares have not been licensed for offering in Kuwait by the Kuwait Capital Markets Authority or any other relevant Kuwaiti government agency. The offering of the shares in Kuwait on the basis a private placement or public offering is, therefore, restricted in accordance with Law No. 7 of 2010 and the bylaws thereto (as amended). No private or public offering of the shares is being made in Kuwait, and no agreement relating to the sale of the shares will be concluded in Kuwait. No marketing or solicitation or inducement activities are being used to offer or market shares in Kuwait.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

             Shares

% Series A Mandatory Convertible Preferred Stock

Clarios International Inc.

PRELIMINARY PROSPECTUS

                , 2021

BofA Securities

J.P. Morgan

Through and including                 , 2021 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade our Mandatory Convertible Preferred Stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

             Shares

Common Stock

Clarios International Inc.

PRELIMINARY PROSPECTUS

                , 2021

BofA Securities

J.P. Morgan

Barclays

BMO Capital Markets

Credit Suisse

Deutsche Bank Securities

Goldman Sachs & Co. LLC

Citigroup

HSBC

RBC Capital Markets

Scotiabank TD Securities

CIBC Capital Markets

Guggenheim Securities

Credit Agricole CIB

ING

National Bank of Canada Financial Inc.

Natixis

Santander

Siebert Williams Shank

Through and including                 , 2021 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

Amount to Be Paid
SEC registration fee	$	*
FINRA filing fee		*
Listing fee		*
Transfer agent’s fees		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

Each of the amounts set forth above, other than the SEC registration fee and the FINRA filing fee, is an estimate.

Item 14. Indemnification of Directors and Officers

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The registrant’s amended and restated bylaws provide for indemnification by the registrant of its directors, officers and employees to the fullest extent permitted by the DGCL. The registrant has entered into indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the registrant’s amended and restated certificate of incorporation and amended and restated bylaws and to provide additional procedural protections. There is no pending litigation or proceeding involving a director or executive officer of the registrant for which indemnification is sought.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The registrant’s Certificate of Incorporation provides for such limitation of liability.

The registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the registrant with respect to payments which may be made by the registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed form of underwriting agreement filed as Exhibit 1 to this registration statement provides for indemnification of directors and officers of the registrant by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

The following sets forth information regarding all securities sold or issued by the predecessors to the registrant in the three years preceding the date of this registration statement. In each of the transactions described below, the recipients of the securities represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in these transactions.

On November 13, 2018, Johnson Controls International plc (“JCI”) entered into a Stock and Asset Purchase Agreement (“Purchase Agreement”) with BCP Acquisitions LLC, which subsequently assigned its rights under the Purchase Agreement to an affiliate (such entities, the “Purchaser”). Pursuant to the Purchase Agreement, JCI agreed to sell, and the Purchaser agreed to acquire, the power solutions business of JCI, or Clarios Global LP. On April 30, 2020, pursuant to the terms of the Purchase Agreement, Clarios Global LP issued equity interests valued at approximately $13.2 billion. The sale of Clarios Global LP’s equity interests was deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act as a transaction by an issuer not involving any public offering.

On April 1, 2019, Clarios Global LP and Clarios US Finance Company, Inc., each wholly owned subsidiaries of the Company, issued $1,000.0 million aggregate principal amount of 6.250% Senior Secured Notes due 2026 (the “2026 USD Secured Notes”), €700.0 million aggregate principal amount of 4.375% Senior Secured Notes due 2026 (the “Euro Secured Notes” and, together with the 2026 USD Secured Notes, the “2026 Secured Notes”) and $1,950.0 million aggregate principal amount of 8.500% Senior Notes due 2027 (the “Unsecured Notes”). The 2026 Secured Notes and the Unsecured Notes were sold to persons reasonably believed to be qualified institutional buyers in the United States in reliance upon Section 4(a)(2) of the Securities Act and to investors outside the United States in compliance with Regulation S under the Securities Act. The 2026 Secured Notes and the Unsecured Notes were offered to investors at 100.0% of the principal amount thereof. For more information, see “Description of Material Indebtedness” in the prospectus filed as part of this registration statement.

On May 20, 2020, Clarios Global LP and Clarios US Finance Company, Inc., each wholly owned subsidiaries of the Company, issued $500.0 million aggregate principal amount of 6.750% Senior Secured Notes due 2025 (the “2025 Secured Notes”). The 2025 Secured Notes were sold to persons reasonably believed to be qualified institutional buyers in the United States in reliance upon Section 4(a)(2) of the Securities Act and to investors outside the United States in compliance with Regulation S under the Securities Act. The 2025 Secured Notes were offered to investors at 100.0% of the principal amount thereof. For more information, see “Description of Material Indebtedness” in the prospectus filed as part of this registration statement.

Item 16. Exhibits and Financial Statement Schedules

(a)	The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description

1.1**	Form of Underwriting Agreement relating to the common stock

1.2**	Form of Underwriting Agreement relating to the Mandatory Convertible Preferred Stock

3.1*	Form of Amended and Restated Certificate of Incorporation of Clarios International Inc. to be in effect prior to the consummation of the offering made under this Registration Statement

3.2**	Form of Amended and Restated Bylaws to be in effect prior to the consummation of the offering made under this Registration Statement

3.3**	Form of Certificate of Designations of the Mandatory Convertible Preferred Stock

Exhibit Number	Description

5.1**	Form of Opinion of Davis Polk & Wardwell LLP

10.1**	Form of Registration Rights Agreement between Clarios International Inc. and the Sponsor Group

10.2**	Form of Tax Receivable Agreements between Clarios International Inc. and the TRA Parties

10.3**	Form of Stockholders Agreement between Clarios International Inc. and the Sponsor Group

10.4*	Amendment No. 1 to First Lien Credit Agreement, dated as of March 5, 2021, among Clarios Global LP, Clarios International LP, the guarantors named therein and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent

10.5*	Incremental Amendment No. 1 to ABL Credit Agreement, dated as of March 5, 2020, among Clarios Global LP, Clarios International LP, the guarantors party thereto, the issuing banks referred to therein and Citibank, N.A. and/or its affiliates as administrative agent and collateral agent

10.6*	Indenture, dated April 1, 2019, among Clarios Global LP (f/k/a Panther BF Aggregator 2 LP), Clarios US Finance Company, Inc. (f/k/a Panther Finance Company, Inc.), Clarios International LP (f/k/a Clarios Power Solutions Holdings LP), the subsidiary guarantors party thereto, Citibank N.A. as trustee, dollar registrar, dollar paying agent, dollar transfer agent and notes collateral agent, and Citibank, N.A., London Branch, as euro paying agent, euro registrar and euro transfer agent, governing the 6.250% senior secured notes due 2026 and the 4.375% senior secured notes due 2026

10.7*	Indenture, dated April 1, 2019, among Clarios Global LP (f/k/a Panther BF Aggregator 2 LP), Clarios US Finance Company, Inc. (f/k/a Panther Finance Company, Inc.), Clarios International LP (f/k/a Clarios Power Solutions Holdings LP), the subsidiary guarantors party thereto and Citibank N.A. as trustee, registrar, paying agent, and transfer agent, governing the 8.500% senior notes due 2027

10.8*	Indenture, dated May 20, 2020, among Clarios Global LP, Clarios US Finance Company, Inc., Clarios International LP, the subsidiary guarantors party thereto and Citibank, N.A., as trustee and collateral agent, governing the 6.750% senior secured notes due 2025

10.9**	First Supplemental Indenture, dated April 30, 2019, between Johnson Controls Luxembourg Global Holding S.à r.l. and Citibank, N.A., as trustee and collateral agent, governing the 6.250% senior secured notes due 2026 and the 4.375% senior secured notes due 2026

10.10**	First Supplemental Indenture, dated April 30, 2019, between Johnson Controls Luxembourg Global Holdings S.a.r.l and Citibank, N.A. as trustee, governing the 8.500% senior notes due 2027

10.11**	Second Supplemental Indenture, dated April 30, 2019, among Johnson Controls Enterprises México, S. de. R.L. de C.V., Panther BF BidCo México, S. de R.L. de C.V. and Servicios Corporativos LTH México, S. de R.L. de C.V. and Citibank, N.A. as trustee and collateral agent, governing the 6.250% senior secured notes due 2026 and the 4.375% senior secured notes due 2026

10.12**	Second Supplemental Indenture, dated April 30, 2019, among Johnson Controls Enterprises México, S. de. R.L. de C.V., Panther BF BidCo México, S. de R.L. de C.V. and Servicios Corporativos LTH México, S. de R.L. de C.V. and Citibank, N.A. as trustee, governing the 8.500% senior notes due 2027

10.13**	Third Supplemental Indenture, dated as of April 30, 2019, among JC Autobatterie Holding GmbH, Johnson Controls Recycling GmbH and Panther Germany GmbH and Citibank, N.A. as trustee and collateral agent, governing the 6.250% senior secured notes due 2026 and the 4.375% senior secured notes due 2026

10.14**	Third Supplemental Indenture, dated as of April 30, 2021, among JC Autobatterie Holding GmbH, Johnson Controls Recycling GmbH and Panther Germany GmbH and Citibank, N.A. as trustee, governing the 8.500% senior notes due 2027

Exhibit Number	Description
10.15**	Fourth Supplemental Indenture, dated as of April 30, 2019, among Johnson Controls Advanced Power Solutions, LLC, Johnson Controls APS Production, Inc., Johnson Controls Battery Components, Inc., Johnson Controls Battery Group, LLC, Johnson Controls Mexico PS Holding LLC and Panther US BidCo LLC and Citibank, N.A., as trustee, governing the 6.250% senior secured notes due 2026 and the 4.375% senior secured notes due 2026

10.16**	Fourth Supplemental Indenture, dated as of April 30, 2019, among Johnson Controls Advanced Power Solutions, LLC, Johnson Controls APS Production, Inc., Johnson Controls Battery Components, Inc., Johnson Controls Battery Group, LLC, Johnson Controls Mexico PS Holding LLC and Panther US BidCo LLC and Citibank, N.A. as trustee, governing the 8.500% senior notes due 2027

10.17**	Fifth Supplemental Indenture, dated as of April 21, 2020, among Clarios Germany GmbH & Co. KGaA, Clarios Management GmbH, Clarios Zwickau GmbH & Co. KG, Clarios Beteiligungs GmbH and Clarios Varta Hannover GmbH and Citibank, N.A. as trustee and collateral agent governing the 6.250% senior secured notes due 2026 and the 4.375% senior secured notes due 2026

10.18**	Fifth Supplemental Indenture, dated as of April 21, 2020, among Clarios Germany GmbH & Co. KGaA, Clarios Management GmbH, Clarios Zwickau GmbH & Co. KG, Clarios Beteiligungs GmbH and Clarios Varta Hannover GmbH and Citibank, N.A. as trustee, governing the 8.500% senior notes due 2027

10.19**	Form of Supplemental Indenture relating to the Indenture dated April 1, 2019 among Clarios Global LP (f/k/a Panther BF Aggregator 2 LP), Clarios US Finance Company, Inc. (f/k/a Panther Finance Company, Inc.), Clarios International LP (f/k/a Clarios Power Solutions Holdings LP), the subsidiary guarantors party thereto, Citibank N.A. as trustee, dollar registrar, dollar paying agent, dollar transfer agent and notes collateral agent, and Citibank, N.A., London Branch, as euro paying agent, euro registrar and euro transfer agent, governing the 6.250% senior secured notes due 2026 and the 4.375% senior secured notes due 2026

10.20**	Form of Supplemental Indenture relating to the Indenture, dated April 1, 2019, among Clarios Global LP (f/k/a Panther BF Aggregator 2 LP), Clarios US Finance Company, Inc. (f/k/a Panther Finance Company, Inc.), Clarios International LP (f/k/a Clarios Power Solutions Holdings LP), the subsidiary guarantors party thereto and Citibank N.A. as trustee, registrar, paying agent, and transfer agent, governing the 8.500% senior notes due 2027

10.21**	Form of Supplemental Indenture relating to the Indenture, dated May 20, 2020, among Clarios Global LP, Clarios US Finance Company, Inc., Clarios International LP, the subsidiary guarantors party thereto and Citibank, N.A., as trustee and collateral agent, governing the 6.750% senior secured notes due 2025

10.22**	Clarios International LP Executive Long-Term Incentive Plan

10.23**	Form of Clarios International LP Executive Long-Term Incentive Plan Award Agreement

10.24**	Offer Letter by and between Clarios and Mark Wallace, dated March 20, 2020
10.25**	Amendment to Offer Letter by and between Clarios and Mark Wallace, dated June 21, 2021

10.26**	Offer Letter by and between Clarios and Christopher Eperjesy, dated July 10, 2020
10.27**	Amendment to Offer Letter by and between Clarios and Christopher Eperjesy, dated June 8, 2021

10.28**	Retention Incentive Bonus Agreement by and between Clarios LLC and Jennifer Slater, dated December 18, 2019

10.29**	Separation Agreement by and between Clarios LLC and Petar Oklobdzija, dated October 13, 2020

Exhibit Number	Description

10.30**	Offer Letter by and between Clarios and Wendy Radtke, dated September 21, 2020

10.31**	Offer Letter by and between Clarios and Anthony Moore, dated September 8, 2020

10.32**	Clarios Retirement Restoration Plan

10.33**	Clarios Senior Executive Deferred Compensation Plan

10.34**	Director Fee Agreement, dated as of July 1, 2021 between Brookfield Asset Management Private Institutional Capital Adviser and Clarios International Inc.

10.35**	Form of Director Service Letter

10.36**	Clarios International Inc. 2021 Long-Term Incentive Plan

10.37**	Clarios International Inc. 2021 Long-Term Incentive Plan Director Restricted Stock Unit Award Agreement

10.38**	Clarios International Inc. 2021 Long-Term Incentive Plan Employee Restricted Stock Unit Award Agreement

10.39**	Clarios International Inc. 2021 Long-Term Incentive Plan Employee Performance-Based Restricted Stock Unit Award Agreement

21.1**	Subsidiaries of the Registrant

23.1*	Consent of Deloitte and Touche LLP

23.2*	Consent of PricewaterhouseCoopers LLP

23.3**	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)

24.1**	Power of Attorney (included on signature page)

*	Filed herewith.
**	Previously filed.

(b)	The financial statement schedule of the registrant consists of the following:

Schedule II – Valuation and Qualifying Accountants

	Successor		Predecessor
	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2018
	(in millions)
Accounts Receivable—Allowance for Doubtful Accounts
Balance at beginning of period	$12	$12	$8	$8
Provision charged to costs and expenses	14	6	6	5
Reserve adjustments	(8)	(4)	(2)	(3)
Accounts charged off	(6)	(1)	(1)	(2)
Currency translation	1	(1)	1	—

Balance at end of period	$13	$12	$12	$8

Deferred Tax Assets—Valuation Allowance
Balance at beginning of period (1)	$145	$126	$101	$74
Provision charged to costs and expenses	86	25	178	47
Allowance provision benefits	(17)	(3)	(3)	(20)

Balance at end of period	$214	$148	$276	$101

(1)

The beginning balances for the year ended September 30, 2020 and the five months ended September 30, 2019 reflect adjustments to record deferred tax assets at their respective fair values as of the Acquisition Date. Refer to Note 2, “Acquisitions,” of the notes to financial statements for further information.

All other schedules have been omitted because they are not applicable or because the information required is included in the notes to the consolidated financial statements.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the state of Wisconsin, on the 14th day of July, 2021.

CLARIOS INTERNATIONAL INC.

By:	/s/ Mark Wallace
	Name:	Mark Wallace
	Title:	President and Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Mark Wallace Mark Wallace	President and Chief Executive Officer and Director (principal executive officer)	July 14, 2021

/s/ Christopher J. Eperjesy Christopher J. Eperjesy	Chief Financial Officer (principal financial officer)	July 14, 2021

* Becky Kryger	Vice President and Global Controller (principal accounting officer)	July 14, 2021

* Diarmuid O’Connell	Director	July 14, 2021

* John Barkhouse	Director	July 14, 2021

* Ron Bloom	Director	July 14, 2021

* Catherine Clegg	Director	July 14, 2021

* Stephen Girsky	Director	July 14, 2021

* Michael Norona	Director	July 14, 2021

* Justin Shaw	Director	July 14, 2021

Signature	Title	Date

* Maryrose Sylvester	Director	July 14, 2021

* Bertrand Villon	Director	July 14, 2021

* Mark Weinberg	Director	July 14, 2021

/s/ Mark Wallace Name: Mark Wallace Title: Attorney-in-Fact